As confidentially submitted to the Securities and Exchange Commission on February 20, 2024.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
AMENDMENT NO. 2 to
FORM S-4
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
ScanTech AI Systems Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or Other Jurisdiction of Incorporation or Organization)	6770 (Primary Standard Industrial Classification Code Number)	93-3502562 (I.R.S. Employer Identification No.)
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036
(866) 667-6277
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
Karl Brenza
Chief Executive Officer
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036
(866) 677-6277
(Name, address, including zip code and telephone number, including area code, of agent for service)
Copies to:
Fang Liu, Esq. Bin Hu Karg, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 (703) 919-7285	Stuart Neuhauser, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105 (212) 370-1300
Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed proxy statement/prospectus/consent solicitation.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated ☒	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION
SUBJECT TO COMPLETION, DATED FEBRUARY 20, 2024
PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF
MARS ACQUISITION CORP.
AND
PROSPECTUS FOR UP TO [•] SHARES OF COMMON STOCK
OF
SCANTECH AI SYSTEMS INC.
To the Shareholders of Mars Acquisition Corp.:
You are cordially invited to attend the extraordinary general meeting (“Extraordinary General Meeting”) of Mars Acquisition Corp. (“Mars”), which will be held virtually at [•], Eastern Time, on [•], 2024. For the purposes of Mars’ Amended and Restated Memorandum and Articles of Association (the “Mars Memorandum and Articles”), the Extraordinary General Meeting may also be attended in person at Mars’ office at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036. You or your proxyholder will be able to attend and vote at the Extraordinary General Meeting by visiting [•] and using a control number assigned by Continental Stock Transfer & Trust Company. To register and receive access to the meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus/consent solicitation.
At the Extraordinary General Meeting,       you will be asked to consider and vote upon a proposal, by special resolution, which is referred to herein as the “Business Combination Proposal”, to approve and adopt the Business Combination Agreement, as defined and described below. The Business Combination Proposal must be approved in order for Mars to complete the business combination contemplated thereby, as described below (“Business Combination”).
On September 5, 2023, (1) Mars entered into a Business Combination Agreement (“Business Combination Agreement”) with (2) ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), (3) Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), (4) Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (5) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and (6) Dolan Falconer in the capacity as the representative (the “Seller Representative”) from and after the consummation of the closing of the Business Combination (“Closing”) for the holders of ScanTech (the “Company Holder Participants”) membership interest units (“ScanTech Units”) as of immediately prior to the Effective Time (as defined in the Business Combination Agreement).
Pubco, Purchaser Merger Sub and Company Merger Sub are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Pubco is a wholly-owned direct subsidiary of Mars and both Purchaser Merger Sub and Company Merger Sub are wholly-owned direct subsidiaries of Pubco. Pursuant to the Business Combination Agreement, at closing, each of the following transactions will occur in the following order on the date of the closing of the Business Combination (the “Closing”): (1) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity (“Purchaser Merger”), and, in connection therewith, each ordinary share of Mars (“Ordinary Share”) issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed or converted at Closing, one share of common stock of Pubco (“Pubco Common Stock”); (2) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity (“Company Merger”, and together with the Purchaser Merger, the “Mergers”), and, in connection therewith, (a) ScanTech Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (b) any convertible securities of ScanTech will be terminated; and (3) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
The aggregate consideration to be paid to ScanTech holders will be a number of shares of Pubco Common Stock with an aggregate value equal to $110.0 million minus the Closing Net Debt as set forth in the Business Combination Agreement. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, Company Holder Participants (as defined in the Business Combination Agreement) will have the contingent right to receive up to a number of shares of Pubco Common Stock (“Earnout Shares”) equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones during the five-year period after the Closing (the “Earnout Period”), as more particularly set forth in the Business Combination Agreement. In the event of a change of control of Pubco during the Earnout Period, the Company Holder Participants shall be entitled to receive all Earnout Shares not previously earned and issued. Assuming none of the remaining Public Shareholders after the Initial Extension Meeting (as defined below) redeems and there are no Transaction Financing that involves issuance of Pubco Common Stock, Company Holder Participants will be issued to 1,505,017 shares of Pubco Common Stock as Earnout Shares before the end of the Earnout Period. The estimated value of the Earnout Shares is $16.12 million (assuming approximately $10.71 per Public Share, based on funds in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024), making the total consideration to be $126.12 million minus the Closing Net Debt as set forth in the Business Combination Agreement.
Upon the Closing, each Unit will be automatically separated into one Ordinary Share and one right to receive two-tenths (2/10) of one Ordinary Share (“Rights”). No fractional shares will be issued upon exchange of the Rights, so holders must hold Rights in multiples of five (5) in order to receive Ordinary Shares for all of the Rights upon the Closing. Each Ordinary Share that is issued and outstanding and has not been redeemed in connection with the Business Combination will be converted into the right to receive one share of Pubco Common Stock.
Except for the Sponsor, Mars’ officers and directors at the time of its IPO (“Insiders”) and Maxim, holders of Ordinary Shares (“Public Shareholders”) may elect to exercise redemption rights with respect to the Ordinary Shares they hold (“Public Shares”) in connection with the Business Combination. See “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Combined Financial Information and other Data” for details about varying beneficial ownership levels in Pubco depending on the level of redemptions by Public Shareholders.
Concurrently with the execution of the Business Combination Agreement, Mars entered into a Voting and Sponsor Support Agreement (the “Voting and Support Agreement”) with ScanTech, the Insiders and Maxim pursuant to which the Insiders agreed to (i) vote any of the Mars ordinary shares held by them in favor of the Business Combination, (ii) not redeem any of their shares in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.
On January 30, 2024, Mars held an extraordinary shareholder meeting, at which shareholders approved, voted upon, among other items, a proposal to amend Mars’ memorandum and articles of association to extend the date by which Mars must consummate an initial business combination (“Initial Extension Meeting”). In connection with the Initial Extension Meeting, holders of 4,818,568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately $10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86. After the Initial Extension Meeting, there is approximately $22,296,189.61 in cash held in the Trust Account. Prior to the Initial Extension Meeting, pursuant to the certain non-redemption agreements entered into by and among Mars, the Sponsor, Pubco and certain Public Shareholders (the “Extension Non-Redeeming Shareholders”), following approval of the Business Combination at the extraordinary general meeting. The Non-Redeeming Shareholders agreed not to redeem an aggregate of 1,813,380 Ordinary Shares of the Company in connection with the Initial Extension Redemption. In exchange for the foregoing commitments not to redeem such Ordinary Shares, Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue an aggregate of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders.
The Units, Ordinary Shares and Rights are traded on the Nasdaq Global Market (“Nasdaq”) under the symbols “MARXU”, “MARX” and “MARXR”, respectively. Pubco will apply for listing, to be effective upon the Closing (effectiveness of such listing is a condition to the Closing), of the shares of Pubco Common Stock on the Nasdaq Capital Market under the proposed symbol “STAI”. No securities of Mars will be traded following the consummation of the Business Combination.

Upon Closing, Company Holder Participants are expected to hold an aggregate of 9,118,541 shares of Pubco Common Stock. Assuming that none of the remaining Public Shareholders after the Initial Extension Meeting redeem and there are no Transaction Financing that involves issuance of Pubco Common Stock, Company Holder Participants, the Insiders, Maxim and the Public Shareholders are expected to own approximately 60.6%, 14.6%, 1.8% and 23% of Pubco Common Stock, respectively. If 100% of the Public Shareholders redeem and RiverNorth acquires 1,500,000 Pubco Common Stock, Company Holder Participants, the Insiders, Maxim, RiverNorth and the Public Shareholders are expected to own approximately 63%, 15.2%, 1.9%, 10.4% and 9.5% of Pubco Common Stock, respectively.
The table below illustrates varying beneficial ownership levels in Pubco at Closing, as Mars as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders.
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	9.5%	1,900,358	12.7%	2,420,716	15.6%	2,941,074	18.3%	3,461,432	23.0%
Maxim	276,000	1.9%	276,000	1.8%	276,000	1.8%	276,000	1.7%	276,000	1.8%
Insiders	2,194,200	15.2%	2,194,200	14.6%	2,194,200	14.1%	2,194,200	13.7%	2,194,200	14.6%
ScanTech	9,118,541	63.0%	9,118,541	60.8%	9,118,541	58.8%	9,118,541	56.9%	9,118,541	60.6%
Forward Purchase Shares	1,500,000	10.4%	1,500,000	10.0%	1,500,000	9.7%	1,500,000	9.4%	—	0.0%
Total	14,468,741	100%	14,989,099	100%	15,509,457	100%	16,029,815	100%	15,050,173	100%
Following the Closing and assuming that none of the remaining 2,081,432 Public Shareholders after the Initial Extension Meeting redeem, there are no Transaction Financing that involves issuance of Pubco Common Stock, the Extension Non-Redeeming Shareholders receive 362,676 shares of Pubco Common Stock and Earnout Shares are issued in full, Company Holder Participants, the Insiders, Maxim and the Public Shareholders are expected to own approximately 62.8%, 13%, 1.6% and 22.9% of Pubco Common Stock, respectively. If 100% of the Public Shareholders redeem and RiverNorth acquires 1,500,000 Pubco Common Stock, Company Holder Participants, the Insiders, Maxim, RiverNorth and the Public Shareholders are expected to own approximately 64.9%, 13.5%, 1.7%, 9.2% and 11% of Pubco Common Stock, respectively.
The table below illustrates varying beneficial ownership levels in Pubco after the Closing, as Mars as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders.
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	8.5%	1,900,358	11.3%	2,420,716	13.9%	2,941,074	16.3%	3,461,432	20.5%
Extension Non- Redeeming Shareholders	362,676	2.5%	362,676	2.4%	362,676	2.3%	362,676	2.3%	362,676	2.4%
Maxim	276,000	1.7%	276,000	1.6%	276,000	1.6%	276,000	1.5%	276,000	1.6%
Insiders	2,194,200	13.5%	2,194,200	13.0%	2,194,200	12.6%	2,194,200	12.2%	2,194,200	13.0%
ScanTech	9,118,541	56.0%	9,118,541	54.1%	9,118,541	52.3%	9,118,541	50.7%	9,118,541	53.9%
Earnout Shares	1,446,874	8.9%	1,498,910	8.9%	1,550,946	8.9%	1,602,982	8.9%	1,505,017	8.9%
Forward Purchase Shares	1,500,000	9.2%	1,500,000	8.9%	1,500,000	8.6%	1,500,000	8.3%	—	0.0%
Total	16,278,291	100%	16,850,685	100%	17,423,079	100%	17,995,473	100%	16,917,866	100%
In addition to the Business Combination Proposal, holders of Ordinary Shares (“Mars Shareholders”) are being asked to consider and vote upon the following proposals, each as described in the proxy statement/prospectus: the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal. Each of the proposals is described in the accompanying proxy statement/prospectus/consent solicitation.
The approval of each of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least two-thirds (2/3) of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. The approval of each of the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Only holders of record of Ordinary Shares at the close of business on [•], 2024 (“Record Date”) are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting.
This proxy statement/prospectus/consent solicitation provides you with detailed information about the Business Combination and other matters to be considered at the Extraordinary General Meeting. Mars urges you to carefully read this entire document and the documents incorporated herein by reference. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 49 of this proxy statement/prospectus/consent solicitation.
Mars’ board of directors (“Mars Board”) formed a special committee (“Special Committee”) comprised of independent directors that reviewed the Business Combination Agreement. After careful consideration, the Mars Board, at the recommendation of the Special Committee, approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Extraordinary General Meeting is in the best interests of Mars and Mars shareholders and recommends that you vote “FOR” each of those proposals and “FOR” the election of each of the proposed directors.
The existence of financial and personal interests of Mars’ directors may result in a conflict between what may be in the best interests of Mars and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors in the Business Combination” in the accompanying proxy statement/prospectus/consent solicitation for a further discussion.
Your vote is very important. To ensure your representation at the Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in this proxy statement/prospectus/consent solicitation and on your proxy card. Please submit your proxy promptly, whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the Extraordinary General Meeting. If you hold your shares in street name, you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.
On behalf of the Mars Board, I would like to thank you for your support of Mars and look forward to a successful completion of the Business Combination.
Very truly yours,
/s/ Karl Brenza

Chairman of the Board of Directors
If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals.
TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING ORDINARY SHARES AND RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE ORDINARY SHARES IF YOU HOLD ORDINARY SHARES THROUGH UNITS, (2) SUBMIT A WRITTEN REQUEST TO MARS’ TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE EXTRAORDINARY GENERAL MEETING, THAT YOUR ORDINARY SHARES BE REDEEMED FOR CASH, AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE ORDINARY SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR

BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS — REDEMPTION RIGHTS” IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The accompanying proxy statement/prospectus/consent solicitation is dated [•], 2024 and is first being mailed to Mars Shareholders on or about [•], 2024.

ScanTech Identification Beam Systems, LLC
1735 Enterprise Drive Buford, Georgia 30518
NOTICE OF SOLICITATION OF WRITTEN CONSENTS
To the Members of ScanTech Identification Beam Systems, LLC:
We are pleased to enclose the proxy statement/prospectus/consent solicitation relating to the proposed business combination between ScanTech Identification Beam Systems, LLC (“ScanTech”) and Mars Acquisition Corp.(“Mars”) pursuant to a Business Combination Agreement dated September 5, 2023 (as such agreement may be amended or supplemented, the “Business Combination Agreement”) among ScanTech, Mars, ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), and Dolan Falconer in the capacity as the representative from and after the effective time of the Mergers (as defined in the accompanying proxy statement/prospectus/consent solicitation) for the Company Holder Participants as of immediately prior to the Effective Time (the “Seller Representative”).
The proxy statement/prospectus/consent solicitation attached to this notice is being delivered to you on behalf of ScanTech’s board of directors to request that holders of the outstanding membership interests of ScanTech entitled to consent thereto , as of the record date of [•], 2024, to execute and return written consents to adopt and approve the Business Combination Agreement and to approve the Business Combination and the other transactions contemplated by the Business Combination Agreement, in all respects.
The attached proxy statement/prospectus/consent solicitation describes the proposed Business Combination and the actions to be taken in connection with the Business Combination and provides additional information about the parties involved. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.
The ScanTech board of directors has considered the Business Combination and the terms of the Business Combination Agreement and has unanimously determined that the Business Combination and the Business Combination Agreement are advisable, fair to and in the best interests of ScanTech and its members, and recommends that ScanTech members approve the Business Combination Agreement and the Business Combination, by submitting a written consent.
Please complete, date and sign the written consent enclosed with this proxy statement/prospectus/consent solicitation and return it promptly to ScanTech by one of the means described in “ScanTech’s Solicitation of Written Consents.”
By Order of the Board of Directors,
/s/ Dolan Falconer
Dolan Falconer
Chief Executive Officer
[•], 2024

MARS ACQUISITION CORP.
Americas Tower
1177 Avenue of the Americas, Suite 5100
New York, NY 10036
NOTICE OF EXTRAORDINARY GENERAL MEETING
TO BE HELD ON [•], 2024
TO THE SHAREHOLDERS OF MARS ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that an extraordinary general meeting (the “Extraordinary General Meeting”) of Mars Acquisition Corp., a Cayman Islands exempted company (“Mars”), will be held virtually at [•], Eastern Time, on [•], 2024. The Extraordinary General Meeting will be conducted via live webcast. For the purposes of Mars’ Amended and Restated Memorandum and Articles of Association (the “Mars Memorandum and Articles”), the Extraordinary General Meeting may also be attended in person at Mars’ office at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036. You are cordially invited to attend the Extraordinary General Meeting online by visiting https://www.cstproxy.com/[•] and using a control number assigned by Continental Stock Transfer & Trust Company. The Extraordinary General Meeting will be held for the purpose of considering and voting on the proposals described below and in the accompanying proxy statement/prospectus/consent solicitation. To register and receive access to the meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this proxy statement/prospectus. You will not be able to vote or submit questions through the listen-only format.
At the Extraordinary General Meeting, you will be asked to consider and vote on the following proposals:
Proposal 1: The Business Combination Proposal — To consider and vote upon a special resolution to approve the business combination agreement (as it may be amended or supplemented from time to time, the “Business Combination Agreement”) dated as of September 5, 2023, by and among (1) Mars, (2) ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), (3) Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), (4) Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), (5) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (the “Company” or “ScanTech”), and (6) Dolan Falconer in the capacity as the representative (the “Seller Representative”) from and after the consummation of the closing of the Business Combination (“Closing”) for the Company Holder Participants, the transactions contemplated thereunder including, (i) the merger of the Purchaser Merger Sub with and into Mars with Mars being the surviving entity and a wholly-owned subsidiary of Pubco (the “Purchaser Merger”) and (ii) the adoption by Mars at the Effective Time of the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, a copy of which is attached to the Plan of Merger, and the plan of merger for the Purchaser Merger (the “Plan of Merger”), a copy of which is attached to this proxy statement/prospectus as Annex B. The transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination” pursuant to which Mars and ScanTech each will each become a wholly owned subsidiary of Pubco.
A copy of the Business Combination Agreement is appended to this proxy statement/prospectus as Annex A. The Business Combination Proposal is conditioned upon the approval of the Charter Proposal, the Director Election Proposal, and the Nasdaq Proposal (along with the Business Combination Proposal, these proposals are hereafter referred to as the “Required Proposals”). Therefore, if the other Required Proposals are not approved, then the Business Combination Proposal will have no effect, even if approved by holders of Ordinary Shares (“Mars Shareholders”). The Business Combination Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 1: The Business Combination Proposal.”
Proposal 2: The Charter Proposal — To consider and vote on a upon a proposal by ordinary resolution, in connection with the Business Combination, the adoption of Pubco’s amended and restated certificate of incorporation (the “Proposed Charter”), in the form appended to this proxy statement/prospectus as Annex C, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Charter Proposal will have no effect, even if approved by Mars shareholders. The Charter Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 2: The Charter Proposal.”
Proposal 3: The Advisory Charter Proposals —  To consider and vote upon two separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Mars Memorandum and Articles and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:
•
Proposal 4A: To approve provisions to be included in the Proposed Charter amending the total number of authorized shares of all classes of stock to 510,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock.

•
Proposal 4B: To approve provisions to be included in the Proposed Charter providing that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pubco (other than derivative actions brought to enforce any duty or liability created by the Exchange Act) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco or any current or former director, officer, or other employee or stockholder of Pubco arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Proposed Charter, as amended, or the bylaws of Pubco, or (iv) any action asserting a claim against Pubco governed by the internal affairs doctrine. Unless Pubco consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

The Advisory Charter Proposals are conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Advisory Charter Proposals will have no effect, even if approved by Mars shareholders. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposals 4: The Advisory Charter Proposals.”
Proposal 4: The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI Systems, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement /consent solicitation statement/prospectus as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 5.”. The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 4: Equity Incentive Plan Proposal.”
Proposal 5: The Director Election Proposal — To consider and vote upon a proposal by ordinary resolution to elect seven (7) directors to the Pubco Board, as follows:
•
Karl Brenza

•
James Jenkins

•
Dolan Falconer

[•]
The Director Election Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Director Election Proposal will have no effect, even if approved by Mars Shareholders. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus/consent solicitation under the heading “Proposal 6: The Director Election Proposal.”
Proposal 6: The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of shares of Pubco Common Stock in connection with the Business Combination. The Nasdaq Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Nasdaq Proposal will have no effect, even if approved by Mars shareholders. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus/consent solicitation under the heading “Proposal 7: The Nasdaq Proposal.”
Proposal 7: The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board. Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus/consent solicitation under the heading “Proposal 8: The Adjournment Proposal.”
The proposals being submitted for a vote at the Extraordinary General Meeting are more fully described in the accompanying proxy statement/prospectus/consent solicitation, which also includes a copy of the Business Combination Agreement as Annex A.
Mars urges you to read carefully the accompanying proxy statement/prospectus/consent solicitation in its entirety, including the annexes and accompanying financial statements.
Mars’ board of directors (“Mars Board”) formed a special committee (“Special Committee”) comprised of independent and qualified members and reviewed the aforementioned Business Combination Agreement and the transactions contemplated thereby. After careful consideration, at the recommendation of the Special Committee, Mars Board has approved the Business Combination Agreement and the transactions contemplated thereby and determined that each of the proposals to be presented at the Extraordinary General Meeting is in the best interests of Mars and Mars shareholders and recommends that you vote “FOR” each of those proposals and “FOR” the election of each of the proposed directors.
The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars an Mars Shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” in the accompanying proxy statement/prospectus/consent solicitation for a further discussion.
The record date for the Extraordinary General Meeting is [•], 2024 (“Record Date”). Only holders of record of Ordinary Shares at the close of business on the Record Date are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting.
The Units, Ordinary Shares and Rights are traded on the Nasdaq Global Market (“Nasdaq”) under the symbols “MARXU”, “MARX” and “MARXR”, respectively. Pubco will apply for listing, to be effective at the time of the Business Combination, of the Pubco Common Stock on Nasdaq under the symbol “STAI”. On the consummation of the Business Combination, each Right will be converted into two-tenths of an Ordinary Share, and each Ordinary Share that has not been redeemed will automatically be converted into one share of common stock of Pubco (“Pubco Common Stock”). No securities of Mars will be traded following the consummation of the Business Combination.
Pursuant to the Mars Memorandum and Articles, except Mars’ officers and directors (at the time of the IPO), the Sponsor and each transferee of Founder Shares (“Insiders”), and Maxim, holders of Ordinary Shares (“Public Shareholders”), may elect to exercise redemption rights with respect to the Ordinary Shares they hold (“Public Shares”) for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:

(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company, Mars’ transfer agent, that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

In order to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Ordinary Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so. Public shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal, or whether or not they vote. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the transfer agent, Mars will redeem each Public Share in cash, equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account (“Redemption Price”). If a Public Shareholder exercises its redemption rights, it will be exchanging such Public Shareholder’s Public Shares for cash and will no longer own such Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting Continental Stock Transfer & Trust Company, at the address or email address listed in the accompanying proxy statement/prospectus/consent solicitation. See “Extraordinary General Meeting of The Shareholders — Redemption Rights” in the accompanying proxy statement/prospectus/consent solicitation for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.
The Required Proposals are interdependent on each other. The Advisory Charter Proposal and the Equity Incentive Plan Proposal are conditioned on the approvals of the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Mars Shareholders do not approve each of the Required Proposals at the Extraordinary General Meeting, the Business Combination may not be consummated.
Each of the Business Combination Proposal must be approved by a special resolution under Cayman Islands law, being a resolution passed by a majority of at least two-thirds (2/3) of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Each of the Charter Proposal, the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal must be approved by ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a simple majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Your attention is directed to the proxy statement/prospectus/consent solicitation accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. Mars urges you to read the accompanying proxy statement/prospectus/consent solicitation carefully.

If you have any questions or need assistance voting your Ordinary Shares, please contact Mars’ proxy solicitor, Advantage Proxy at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com. This notice of the Extraordinary General Meeting and the proxy statement/ prospectus are available at the SEC’s website at www.sec.gov.
By Order of the Board of Directors of Mars Acquisitions Corp.
/s/ Karl Brenza
Chairman of the Board of Directors

SCANTECH’S SOLICITATION OF WRITTEN CONSENTS
This section contains information for ScanTech members regarding the solicitation of written consents to adopt the Business Combination Agreement and approve the Business Combination by executing and delivering the written consent furnished with this proxy statement/prospectus/consent solicitation.
Purpose of the Consent Solicitation; Recommendation of the ScanTech Board
The ScanTech Board is providing this joint proxy statement/prospectus/consent solicitation to ScanTech members. ScanTech members are being asked to adopt and approve the Business Combination Agreement and the Business Combination by executing and delivering the written consent furnished with this joint proxy statement/prospectus/consent solicitation.
After consideration, the ScanTech Board unanimously approved and declared advisable the Business Combination Agreement and the Business Combination, upon the terms and conditions set forth in the Business Combination Agreement, and unanimously determined that the Business Combination Agreement and the transactions contemplated thereby are in the best interests of ScanTech and its members. The ScanTech Board unanimously recommends that ScanTech’s members approve the Business Combination Agreement and the Business Combination.
ScanTech Members Entitled to Consent
Only Series B members of ScanTech of record as of the close of business on [•], 2023, the ScanTech Record Date, will be entitled to execute and deliver a written consent. As of the close of business on the ScanTech Record Date, there were outstanding [•] ScanTech Series B membership units. Each holder of a ScanTech Series B membership unit is entitled to one vote for each such unit held as of the ScanTech Record Date.
Written Consents; Required Written Consents
The approval by ScanTech of the Business Combination Agreement and the Business Combination requires the affirmative vote or consent of the holders of a majority of the outstanding ScanTech Series B membership units.
Interests of Certain Persons in the Business Combination
In considering whether to adopt the Business Combination Agreement and the Business Combination by executing and delivering the written consent, ScanTech members should be aware that aside from their interests as members, ScanTech’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of other ScanTech members generally. ScanTech members should take these interests into account in deciding whether to approve the Business Combination Agreement and the Business Combination. For more information on the interests of ScanTech’s directors and executive officers in the Business Combination, see the sections titled “The Business Combination — Interests of ScanTech’s Directors and Executive Officers in the Business Combination” beginning on page 118.
Submission of Written Consents
You may consent to the Business Combination Agreement and the Business Combination with respect to your ScanTech Series B membership units by completing, dating and signing the written consent enclosed with this joint proxy statement/prospectus/consent solicitation and returning it to ScanTech by [•], 2024. ScanTech reserves the right to extend the consent deadline beyond [•], 2024. Any such extension may be made without notice to ScanTech members.
If you hold ScanTech Series B membership units as of the close of business on the Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ScanTech at [•].
Executing Written Consents; Revocation of Written Consents
You may execute a written consent to approve the Business Combination Agreement and Business Combination (which is equivalent to a vote for such proposal). If you do not return your written consent, it will have the same effect as a vote against the Business Combination Agreement and the Business Combination. If you are a record holder of ScanTech Series B membership units and you return a signed written consent, you will have given your consent to approve the Business Combination Agreement and the Business Combination.
Your consent to the Business Combination Proposal may be changed or revoked at any time before the consent deadline. If you wish to change or revoke your consent before the consent deadline, you may do so by delivering a notice of revocation such that it is received before the consent deadline, by emailing a .pdf copy of such notice to dfalconer@scantechibs.com or by mailing a copy of such notice to ScanTech at ScanTech Identification Beam Systems, LLC, 1735 Enterprise Drive, Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO.
Appraisal Rights of ScanTech Members
ScanTech members do not have appraisal rights in connection with the Business Combination.
Solicitation of Written Consents; Expenses
The expense of preparing and distributing these consent solicitation materials is being borne by ScanTech. Directors, officers and employees of ScanTech may solicit consents by telephone and personally, in addition to solicitation by mail or electronically. These persons will not receive any special compensation for soliciting consents.
Assistance
If you need assistance in completing your written consent or have questions regarding the consent solicitation, please email dfalconer@scantechibs.com or contact ScanTech at ScanTech Identification Beam Systems, LLC, 1735 Enterprise Drive, Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO.

i

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION
This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by ScanTech (File No. 333-[•]), constitutes a prospectus of ScanTech under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to certain securities of ScanTech to be issued in connection with the Business Combination described below. This document also constitutes a notice of meeting and a proxy statement of Mars under Section 14(a) of the Securities Exchange Act of 1934, as amended, for Mars Extraordinary General Meeting to be held in connection with the Business Combination and related matters and at which Mars Shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the Business Combination, among other matters. All share and per share information in this proxy statement/prospectus/consent solicitation, including the number of Public Shares required to approve the Business Combination Proposal reflects, the Redemptions.
ADDITIONAL INFORMATION
The accompanying document is the prospectus for securities of ScanTech AI Systems Inc., a Delaware corporation, which is referred to as Pubco. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Extraordinary General Meeting of Mars at which Mars Shareholders will be asked to consider and vote upon a proposal to approve the Business Combination by the approval and adoption of the Business Combination Agreement, among other matters. This document also constitutes a consent solicitation statement with respect to ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech”). This proxy statement/prospectus/consent solicitation is available without charge to Mars Shareholder and members of ScanTech upon written or oral request. This document and other filings by Pubco and Mars with the Securities and Exchange Commission (“SEC”) may be obtained by either written or oral request to Mars’ Chief Executive Officer, Karl Brenza, at Mars Acquisition Corp., Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 or by telephone at (866) 667-6277.
SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of the materials described above at SEC’s Internet site at www.sec.gov.
In addition, if you have questions about the proposals or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus/consent solicitation, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Advantage Proxy, Inc. (“Advantage”), the proxy solicitor for Mars, at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com. You will not be charged for any of the documents that you request.
See the section entitled “Where You Can Find More Information” of the accompanying proxy statement/ prospectus for further information.
Information contained on ScanTech’s website, or any other website, is expressly not incorporated by reference into this proxy statement/prospectus/consent solicitation.
For shareholder of Mars, to obtain timely delivery of the documents, you must request them no later than five business days before the date of the Extraordinary General Meeting, or no later than [•], 2024.
ScanTech is soliciting consents from its members in order to obtain the approvals necessary to complete the Business Combination. Eligible ScanTech members will be required to return their signed written consents in accordance with the instructions set forth in this proxy statement/prospectus/consent solicitation on or before [•], 2024. For members of ScanTech to obtain timely delivery of the documents, you must request them no later than [•], 2024. This document and other filings by Pubco and Mars with the Securities and Exchange Commission may be obtained by either written or oral request to Mars’ Chief Executive Officer, Karl Brenza, at Mars Acquisition Corp., Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 or by telephone at (866) 667-6277.

CERTAIN DEFINED TERMS
As used in this proxy statement/prospectus/consent solicitation, unless otherwise noted or the context otherwise requires:
•
“Amended Mars Memorandum and Articles” means the Amended and Restated Memorandum and Articles of Association of Mars adopted at the Initial Extension Meeting by special resolution on January 30, 2024.

•
“Business Combination” means, collectively, the transactions contemplated by the Business Combination Agreement.

•
“Business Combination Agreement” means the Business Combination Agreement, dated as of September 5, 2023, by and among Mars, ScanTech, Pubco, Purchaser Merger Sub, Company Merger Sub, and the Seller Representative, as it may be amended or supplemented from time to time. A copy of the Business Combination Agreement is attached as Annex A to this proxy statement/prospectus/consent solicitation.

•
“Cayman Islands Companies Act” or the “Companies Act” means the Companies Act (Revised) of the Cayman Islands.

•
“Closing Date” means the date on which the Business Combination is commutated.

•
“Closing Net Debt” means indebtedness and liabilities of ScanTech that have not been finally determined through a settlement or agreement prior to the Closing.

•
“Closing” means the closing of the Business Combination.

•
“Closing Redemption” means the redemption by Mars of Ordinary Shares held by Public Shareholders at the Closing.

•
“Code” means the Internal Revenue Code of 1986, as amended.

•
“Company Common LLC Units” means Series B common membership units in the Company (or such other single class of common membership units of the Company into which the Company’s equity securities are converted or for which the Company’s equity securities are exchanged in the Recapitalization).

•
“Company Holder Participants” means holders of ScanTech Units, except Seaport Global Asset Management, LLC and its affiliates.

•
“Company Holders” means, collectively, the holders of the Company Common LLC Units.

•
“Company Merger” means the merger of Company Merger Sub with and into ScanTech, with ScanTech continuing as the surviving entity.

•
“Company Merger Sub” means Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco.

•
“Continental” means Continental Stock Transfer & Trust Company, Mars’ transfer agent.

•
“CT” means computed tomography, which can create images that can be viewed and analyzed for explosives and threats detection.

•
“DGCL” means the Delaware General Corporation Law, as amended.

•
“DLLCA” means the Delaware Limited Liability Company Act, as amended.

•
“DTC” means The Depository Trust Company.

•
“DWAC” means DTC’s deposit/withdrawal at custodian system.

•
“Earnout Period” means the five (5)-year period after the Closing, during which Company Holder Participants may receive Earnout Shares based on Pubco’s achievement of the milestones, provided that the Earnout Period will not end earlier than December 31, 2028.

•
“Earnout Shares” means, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Pubco Ordinary Shares which the Company Holder

Participants have the contingent right to receive as additional consideration following the Closing, up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing.
•
“EBITDA” means earnings before interest, taxes, depreciation, and amortization based on the consolidated financial statements of Pubco for the applicable period.

•
“Effective Time” means the date on which the Business Combination consummated in accordance with the Business Combination Agreement, applicable provisions of the Cayman Companies Act, and applicable provisions of the DLLCA.

•
“Employment Agreements” means, collectively, the employment agreements between Pubco and certain employees to be entered into on or prior to and as a condition to the Closing.

•
“Equity Incentive Plan” means the ScanTech AI Systems Inc. 2023 Equity Incentive Plan, proposed to be effective at and following the Closing of the Business Combination, as further described in the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 5 — The Equity Incentive Plan Proposal.”

•
“Escrow Shares” means up to 3,450,000 shares of Pubco Common Stock to be held in an escrow account at the Closing. The shares will be released from the escrow account after 90 days following the Closing to each Non-Redeeming Shareholder. Each Non-Redeeming Shareholder (other than River North and the Insiders) will be entitled to receive an additional one-half of one share of Pubco Common Stock for each non-redeemed Ordinary Share held by such Non-Redeeming Shareholder through the Closing.

•
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

•
“Extension Non-Redeeming Shareholder” means Public Shareholders that elected not to participate in the Initial Extension Redemption.

•
“Extraordinary General Meeting” means the extraordinary general meeting of Mars, to be held by live webcast at [•], Eastern Time, on [•], 2024, the physical location for which, in accordance with the Mars Memorandum and Articles, will be Mars’ office at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, New York, and any adjournments thereof.

•
“FINRA” means the Financial Industry Regulatory Authority, Inc.

•
“Founder Shares” means the Ordinary Shares held by the Sponsor and Mars’ directors and officers that were initially purchased prior to the IPO.

•
“FPA” means the Prepaid Forward Purchase Agreement, dated September 4, 2023, by and among Mars, ScanTech, Pubco, and RiverNorth.

•
“Forward Purchase Shares” means shares purchased by RiverNorth in the open market for no greater than the Redemption Price that are convertible into Pubco Common Stock upon Closing.

•
“GAAP” means U.S. generally accepted accounting principles.

•
“Initial Extension Meeting” means the Mars extraordinary general meeting of shareholders held on January 30, 2024, at which shareholders approved, among other items, a proposal to amend Mars’ amended and restated memorandum and articles of association to extend the date by which Mars must consummate an initial business combination;

•
“Initial Extension Redemption” means the redemption of 4,818,568 Ordinary Shares in connection with the Initial Extension Meeting;

•
“Insider Letter” means the letter agreement, dated February 13, 2023, by and among Mars and each of the Insiders.

•
“Insider Letter Amendment” means the Insider Letter Amendment to be entered into by and among the parties to the Insider Letter, Pubco and Maxim.

•
“Insiders” means Mars’ officers and directors (at the time of the IPO), the Sponsor and each transferee of Founder Shares.

•
“IPO Prospectus” means the final prospectus of Mars, dated February 13, 2023, and filed with the SEC on February 14, 2023 (File No. 333-265240).

•
“IPO” or “Initial Public Offering” means Mars’ initial public offering of its units, Public Shares and Rights pursuant to the IPO Prospectus.

•
“Lock-Up Agreements” means the agreements entered into in connection with the Business Combination Agreement pursuant to which certain members of ScanTech agreed to certain restrictions on transfers on the Pubco Common Stock to be received by them at the Closing.

•
“Lock-Up Shares” means the shares of Pubco Common Stock subject to the Lock-Up Agreements.

•
“Mars Board” means the board of directors of Mars.

•
“Mars Memorandum and Articles” means Mars’ Amended and Restated Memorandum and Articles of Association, as adopted by special resolution dated February 13, 2023, and as may hereafter be amended.

•
“Mars Shareholders” means all holders of Ordinary Shares, including Insiders and Public Shareholders.

•
“Mars” means Mars Acquisition Corp., a Cayman Islands exempted company.

•
“Material Adverse Effect” shall has the meaning set forth in the Business Combination Agreement (and defined herein).

•
“Maxim” means Maxim Group LLC, as the representative of the underwriters in the IPO.

•
“Merger Consideration” means the aggregate consideration to be paid to ScanTech under the Business Combination Agreement.

•
“Merger Subs” means the Company Merger Sub and the Purchaser Merger Sub.

•
“Mergers” means the Purchaser Merger and the Company Merger.

•
“Nasdaq” means the Nasdaq Global Market, where the Ordinary Shares are currently traded.

•
“Non-Redeeming Shareholder” means Public Shareholders that elect not to participate in the Closing Redemption.

•
“Operating Agreement” means the limited liability company operating agreement of ScanTech, as amended and effective under the Delaware Limited Liability Company Act, as in effect immediately prior to the Effective Time.

•
“Ordinary Shares” means the ordinary shares of Mars, par value $0.000125 per share, which shares have the rights and preferences, and otherwise are subject to the terms and conditions set forth in the Mars Memorandum and Articles.

•
“Plan of Merger” means the plan of merger between Mars and Purchaser Merger Sub, pursuant to which Purchaser Merger Sub will merge with Mars under Part XVI of the Cayman Islands Companies Act, to be filed with the Registrar of Companies of the Cayman Islands for the Purchaser Merger.

•
“Private Placement Units” means the 391,000 private placement units purchased by the Sponsor at a price of $10.00 per unit for an aggregate purchase price of $3,910,000 simultaneously with the closing of the IPO. Each private placement unit consists of one Ordinary Share and Right (each Right entitling the holder thereof to receive two-tenths of one Ordinary Share).

•
“Proposed Bylaws” means Pubco’s amended and restated bylaws in the form attached as Annex D to this proxy statement/prospectus/consent solicitation, proposed to be in effect at and following the Closing, as further described in the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 3: The Charter Proposal”.

•
“Proposed Charter” means Pubco’s amended and restated certificate of incorporation in the form attached as Annex C to this proxy statement/prospectus/consent solicitation, proposed to be in effect at and following the Closing.

•
“Pubco” means ScanTech AI Systems Inc., a Delaware corporation.

•
“Pubco Board” means the board of directors of Pubco subsequent to the completion of the Business Combination.

•
“Pubco Common Stock” means the shares of common stock, par value $0.0001 per share, of Pubco.

•
“Pubco Securities” means any securities issued by Pubco including, without limitation, shares of Pubco Common Stock.

•
“Pubco Stockholders” means the holders of Pubco Common Stock.

•
“Public Shareholders” means the holders of Public Shares as of the relevant date.

•
“Public Shares” means the outstanding Ordinary Shares that are not held by the Insiders.

•
“Purchaser Merger” means the merger of Purchaser Merger Sub with and into Mars, with Mars continuing as the surviving entity.

•
“Purchaser Merger Sub” means Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco.

•
“Purchaser” means Mars and its successors.

•
“Qualifying Order” means any bona fide order from any person or entity that Pubco or its subsidiaries are fully capable of fulfilling within twenty-four (24) months following receipt of such order.

•
“Recapitalization” means the recapitalization to be completed by ScanTech prior to the Closing, as contemplated by the Business Combination Agreement.

•
“Record Date” means [•], 2024, the date on which holders of Ordinary Shares need to be on the record in order to participate in the Extraordinary Meeting and to vote on the proposals.

•
“Redemption Date” means the date on which holders of Public Shares may be eligible to redeem their Public Shares in accordance with the Mars Memorandum and Articles in connection with the Closing of the Business Combination.

•
“Redemption Price” means the amount equal to a equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.

•
“Related Agreements” means additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, including, without limitation, the Lock-up Agreements, the Voting and Support Agreement, and the Amendment to the Insider Letter Agreement.

•
“Required Proposals” means the Business Combination Proposal, the Charter Proposal, the Director Election Proposal, and the Nasdaq Proposal.

•
“Right” means a right to receive Ordinary Shares, which will automatically convert into two-tenths (2/10) of one share of Pubco Common Stock upon the consummation of the Business Combination.

•
“RiverNorth” means RiverNorth SPAC Arbitrage Fund, L.P., a party to the FPA.

•
“ScanTech” or the “Company” means ScanTech Identification Beam Systems, LLC, a Delaware limited liability company.

•
“ScanTech Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity securities of ScanTech or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire, any equity securities of ScanTech.

•
“ScanTech Operating Agreement” means the amended and restated limited liability company operating agreement of ScanTech, as in effect from time to time.

•
“ScanTech Securities” means, collectively, ScanTech Units and any other ScanTech Convertible Securities.

•
“ScanTech Units” mean the membership interests of ScanTech.

•
“SEC” means the United States Securities and Exchange Commission.

•
“Securities Act” means the Securities Act of 1933, as amended.

•
“Seller Representative” means Dolan Falconer, in the capacity as the representative of the Company Holder Participants from and after the Effective Time.

•
“Special Committee” means the committee, which is comprised of independent directors Messrs. Yenyou (Jeff) Zheng, James Jenkins, Yang (Sean) Liu and Xin (Adam) He, formed to review the proposed Business Combination.

•
“Sponsors” means each of the transferees of Ordinary Shares and Units of Mars originally issued to Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability.

•
“Support Agreement” means the Voting and Support Agreement, dated September 5, 2023, by and among Mars, ScanTech, and the Insiders.

•
“Surviving Subsidiaries” means Mars and ScanTech.

•
“Transaction Financing” means any “Transaction Financing” contemplated by the Business Combination Agreement.

•
“Transfer Agent” means Continental.

•
“Trust Account” means the trust account established by Mars with the proceeds from the IPO and sale of Private Placement Units pursuant to the Trust Agreement in accordance with the IPO Prospectus.

•
“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 13, 2023, as it may be amended, by and between Mars and the Trustee.

•
“Trustee” means Continental, in its capacity as trustee under the Trust Agreement.

•
“Underwriting Agreement” means the Underwriting Agreement, dated February 13, 2023, by and between Mars and Maxim.

•
“Units” means the units, each consisting of one Ordinary Share and right (each Right entitling the holder thereof to receive two-tenths of one Ordinary Share) issued by Mars pursuant to, and with the terms set forth in, the Mars Memorandum and Articles.

•
“Voting and Support Agreement” means the Voting and Support Agreement, dated September 5, 2023, by and among the Insiders and ScanTech.

•
“Working Capital Loan” means the funds that Sponsor or an affiliate of the Sponsor or certain of Mars’ directors and officers may loan to Mars in order in order to finance transaction costs in connection with a Business Combination.

TRADEMARKS
This proxy statement/prospectus/consent solicitation contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Trademarks and service marks are collectively referred to herein as “Trademarks.”
Solely for convenience, trademarks and trade names referred to in this proxy statement/prospectus/consent solicitation may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus/consent solicitation contains market and industry data, estimates and statistics obtained from third-party sources. Although both Mars and ScanTech believe that the information on which the companies have based these estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and they have not independently verified any of the data from third-party sources nor have they ascertained the underlying economic assumptions relied upon therein. Mars’ and ScanTech’s internal company reports have not been verified by any independent source. Statements as to industry position are based on market data currently available.

While Mars and ScanTech are not aware of any misstatements regarding the industry data presented herein, these estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this proxy statement/prospectus/consent solicitation.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus/consent solicitation contains forward-looking statements, which are statements other than those of historical fact. These forward-looking statements include, among other things, statements about the parties’ ability to close the Business Combination, the timing of the closing of the Business Combination, the anticipated benefits of the Business Combination, the financial conditions, results of operations, earnings outlook and prospects of Mars, ScanTech and Pubco prior to the Business Combination and the period following the consummation of the Business Combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would,” “will,” “seek,” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.
These forward-looking statements are based on information available as of the date of this proxy statement/prospectus/consent solicitation and on the current expectations, forecasts and assumptions of the management of Mars and ScanTech, involve a number of judgments, risks and uncertainties and are inherently subject to changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed, contemplated or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Mars and the following:
•
expectations regarding (and ScanTech’s ability to meet expectations regarding) ScanTech’s strategies and future financial performance, including ScanTech’s future business plans or objectives, anticipated demand and acceptance of its products, pricing, marketing plans, supply capabilities, supply chain issues, operating expenses, market trends, revenues, liquidity, cash flows and uses of cash, capital expenditures, and ScanTech’s ability to invest in growth initiatives;

•
the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•
the outcome of any legal proceedings that may be instituted against Mars, ScanTech, Pubco and others following announcement of the Business Combination Agreement and the transactions contemplated therein;

•
the inability to complete the Business Combination due to the failure to obtain Mars shareholders’ approval or satisfy other conditions to closing under the Business Combination Agreement;

•
the risk that the proposed Business Combination disrupts current plans and operations of ScanTech as a result of the announcement and consummation of the Business Combination;

•
the ability to recognize the anticipated benefits of the Business Combination;

•
unexpected costs related to the proposed Business Combination;

•
the amount of any redemptions by Mars Shareholder being greater than expected;

•
the ability to list Pubco securities on Nasdaq;

•
limited liquidity and trading of Pubco’s securities;

•
geopolitical risk and changes in applicable laws or regulations;

•
the possibility that Mars, ScanTech or Pubco may be adversely affected by other economic, business, and/or competitive factors;

•
the possibility that the COVID-19 pandemic, or another major disease or epidemic, disrupts ScanTech’s business;

•
the ability of ScanTech to compete with competitors;

•
ScanTech’s ability to convince the market of the advantages of its fixed-gantry technology;

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the risk that, following the consummation of the Business Combination, ScanTech fails to commercialize its products or attract, retain, motivate or integrate its personnel, in each case negatively affecting its business;

•
ScanTech’s need for additional capital to support the growth of its business, which may not be available following the consummation of the Business Combination;

•
litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on ScanTech’s resources;

•
risks that the consummation of the Business Combination is substantially delayed or does not occur, impacting the ability of ScanTech to operate or implement its business plan;

•
the timing of and ability to obtain certain regulatory certifications and approvals;

•
the ability of ScanTech to respond to general economic conditions;

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expansion and other plans and opportunities; and

•
the ability of ScanTech to manage its growth effectively;

Should one or more of these risks or uncertainties materialize, or should any of the assumptions made by the management of Mars or ScanTech prove incorrect, actual results may vary in material respects from those projected in or contemplated by these forward-looking statements.
All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus/consent solicitation and attributable to Mars or ScanTech or Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus/consent solicitation. Except to the extent required by applicable law or regulation, neither Mars nor ScanTech nor Pubco undertakes any obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus/consent solicitation or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the Extraordinary General Meeting, including the Business Combination Proposal. The following questions and answers do not include all the information that is important to Mars Shareholders. Mars Shareholders are urged to read carefully this entire proxy statement/prospectus/consent solicitation, including the annexes and other documents referred to herein.
Q:
Why am I receiving this proxy statement/prospectus/consent solicitation?

A:
Mars is proposing to consummate a business combination with ScanTech. See the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal” for additional information. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to carefully read this proxy statement/prospectus/consent solicitation and the Business Combination Agreement in their entirety.

You are receiving this proxy statement/prospectus/consent solicitation in connection with the Extraordinary General Meeting. Mars is holding the Extraordinary General Meeting to consider and vote upon the proposals described below.
Proposal 1: The Business Combination Proposal — To consider and vote upon a special resolution to approve the Business Combination Agreement by and among (1) Mars, (2) Pubco, (3) Purchaser Merger Sub, (4) Company Merger Sub, (5) ScanTech, and (6) the Seller Representative from and after the consummation of the Closing for the holders of ScanTech membership interest units. Pursuant to the Business Combination Agreement, Mars and ScanTech will each become wholly owned subsidiaries of Pubco.
A copy of the Business Combination Agreement is appended to the accompanying proxy statement/prospectus as Annex A. The Business Combination Proposal is conditioned upon the approval other Required Proposals. Therefore, if the other Required Proposals are not approved, then the Business Combination Proposal will have no effect, even if approved by Mars Shareholders. The Business Combination Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 1: The Business Combination Proposal.”
Proposal 2: The Charter Proposal — To consider and vote on a upon a proposal by ordinary resolution, in connection with the Business Combination, the adoption of the Proposed Charter, in the form appended to this proxy statement/prospectus/consent solicitation as Annex C, to be effective upon the consummation of the Business Combination. The Charter Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Charter Proposal will have no effect, even if approved by Mars shareholders. The Charter Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 2: The Charter Proposal.”
Proposal 3: The Advisory Charter Proposals — To consider and vote upon two separate non-binding advisory proposals to approve, by ordinary resolutions, assuming the Business Combination Proposal is approved and adopted, material differences between the Mars Memorandum and Articles and the Proposed Charter of Pubco upon completion of the Business Combination, specifically:
•
Proposal 3A:    To approve provisions to be included in the Proposed Charter amending the total number of authorized shares of all classes of stock to 510,000,000 shares, each with a par value of $0.0001 per share, consisting of (i) 500,000,000 shares of Common Stock and (ii) 10,000,000 shares of preferred stock.

•
Proposal 3B:    To approve provisions to be included in the Proposed Charter providing that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Pubco (other than derivative actions brought to enforce any duty or liability created by the Exchange Act) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco or any current or former director, officer, or other employee or stockholder of Pubco arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Proposed Charter, as amended, or the bylaws of Pubco, or (iv) any action asserting a claim against Pubco governed by the internal affairs doctrine. Unless Pubco consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.
The Advisory Charter Proposals are conditioned upon the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Advisory Charter Proposals will have no effect, even if approved by Mars shareholders. The Advisory Charter Proposals are described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposals 3: The Advisory Charter Proposals.”
Proposal 4: The Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI Systems, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement /consent solicitation statement/prospectus as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 5.” The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 4: Equity Incentive Plan Proposal.”
Proposal 5 : The Director Election Proposal — To consider and vote upon a proposal by ordinary resolution to elect seven (7) directors to the Pubco Board, as follows:
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Karl Brenza

•
James Jenkins

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Dolan Falconer

The Director Election Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Director Election Proposal will have no effect, even if approved by Mars Shareholders. The Director Election Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 5: The Director Election Proposal.”
Proposal 6: The Nasdaq Proposal — To consider and vote upon a proposal by ordinary resolution for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of shares of Pubco Common Stock in connection with the Business Combination. The Nasdaq Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Nasdaq Proposal will have no effect, even if approved by Mars shareholders. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 6: The Nasdaq Proposal.”
Proposal 7: The Adjournment Proposal — To consider and vote upon a proposal by ordinary resolution to adjourn the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board. Adjournment Proposal is described in more detail in this proxy statement/prospectus/consent solicitation under the heading “Proposal 7: The Adjournment Proposal.”
Q:
What interests do Insiders have in the Business Combination?

A:
In considering the recommendation of the Mars Board to vote in favor of the Business Combination,

Public Shareholders should be aware that Insiders have interests in the Business Combination are different from, or in addition to, Public Shareholders. Mars’ directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to Mars. Shareholders that they approve the Business Combination. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
the fact that the Insiders purchased 1,725,000 Founder Shares from Mars for an aggregate price of $25,000, which will have a significantly higher value at the time of the Business Combination. If Mars does not consummate the Business Combination or another business combination by November 16, 2024 (or by May 16, 2025 if Mars extend the deadline by an additional three months, up to two times), and Mars is therefore required to be liquidated, the Founder Shares would be worthless as such shares are not entitled to participate in any redemption or liquidation of the Trust Account. Based on the difference in the effective purchase price of $0.014 per share that the Insiders paid for the Founder Shares, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor may earn a positive rate of return even if the stock price of Pubco after the Closing falls below the price initially paid for the Units in the IPO and the Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•
the fact that Sponsor purchased 391,000 Private Placement Units for $10.00 per Unit, and such Unit will be worthless if a business combination is not consummated;

•
the fact that Insiders have waived their right to redeem their Founder Shares and any other Ordinary Shares held by them, or to receive distributions from the Trust Account with respect to the Founder Shares upon Mars’ liquidation if Mars is unable to consummate the Business Combination;

•
the fact that the Sponsor, an affiliate of the Sponsor, or certain of Mars’ officers and directors or their affiliates may, but are not obligated to, loan Mars funds as may be required (“Working Capital Loans”). The Working Capital Loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Pubco units equivalent to the Private Placement Units, at a price of $10.00 per unit. If Mars completes a business combination Mars will repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account can be used to repay the Working Capital Loans. As of September 30, 2023, no Working Capital Loans were outstanding;

•
the fact that Mars has agreed to pay the Sponsor $15,000 per month for office space, secretarial and administrative services provided to Mars. Upon completion of the initial Business Combination or Mars’ liquidation, Mars will cease paying these monthly fees.

•
the fact that unless Mars consummates the Business Combination, its directors and officers will not receive reimbursement for any out-of-pocket expenses incurred by them in connection with the Business Combination (to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account). As of September 30, 2023, $5,000 of such out-of-pocket expenses have been incurred.

•
the anticipated election of Karl Brenza and James Jenkins as directors of Pubco after the consummation of the Business Combination. Karl Brenza is currently the Chief Executive Officer and Chief Financial Officer of Mars and James Jenkins is an Independent Director of Mars. Karl Brenza is expected to be appointed as Chairman on the Pubco Board and will also serve as a consultant to Pubco, receiving an annual consulting fee of $250,000, and James Jenkins is expected to be appointed as an independent director of the Pubco Board. Such individuals may receive cash fees, stock options, or equity awards under the Equity Incentive Plan that the Pubco Board determines to pay to such individuals for their services to Pubco, in amounts that will be determined after the Business Combination;

•
the fact that the Sponsor and Mars’ officers and directors may benefit from the completion of a business combination and may have been incentivized to approve, and to complete, an acquisition of a less favorable target company or on terms less favorable to other Mars Shareholders rather than liquidate, including the anticipated election, consulting arrangement, and compensation under the Equity Incentive Plan discussed above and herein;

•
the fact that the Sponsor can earn a positive rate of return on its investment, even if other Mars Shareholders experience a negative rate of return with respect to their investment in the post-business combination company; and

•
the continued indemnification of Mars’ executive officers and directors and the continuation of Mars’ directors’ and officers’ liability insurance after the Business Combination.

In addition to the interests of the Insiders in the Business Combination, Mars Shareholders should be aware that Maxim and other Mars financial advisors may have financial interests that are different from, or in addition to, the interests of Mars Shareholders, including that Maxim was issued 276,000 Ordinary Shares upon the consummation of the IPO.
Q:
Why is Mars proposing the Business Combination?

A:
Mars was incorporated to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. In its review of ScanTech, Mars Board considered a variety of factors weighing positively and negatively in connection with the Business Combination. After careful consideration, Mars Board has determined that the Business Combination presents a highly attractive business combination opportunity and is in the best interests of Mars and Mars shareholders. Mars Board believes that, based on its review and consideration, the Business Combination with ScanTech presents an opportunity to increase shareholder value. However, there can be no assurance that the anticipated benefits of the Business Combination will be achieved. Shareholder approval of the Business Combination is required by the Business Combination Agreement, Mars Memorandum and Articles, and the Cayman Islands Companies Act.

Q:
What will happen in the Business Combination?

A:
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, on the date of the Closing, among other things, (1) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the date on which the Business Combination is consummated will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed or converted at Closing, one share of Pubco Common Stock; (2) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity, and, in connection therewith, (a) ScanTech Units issued and outstanding immediately prior to consummation of the Closing will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (b) any convertible securities of ScanTech will be terminated; and (3) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.

Q:
What consideration will ScanTech equity holders receive in return for the acquisition of ScanTech by Mars?

A:
The aggregate consideration to be paid to ScanTech equity holders will be a number of shares of Pubco Common Stock with an aggregate value equal to $110.0 million minus ScanTech’s indebtedness and liabilities that have not been finally determined through a settlement or agreement prior to the Closing. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement.
Q:
Did the Mars Board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:
Yes. The Mars Board formed a Special Committee for the proposed business combination with ScanTech, and the Special Committee obtained a fairness opinion from Network 1 Financial Securities, Inc., dated August 28, 2023, which provided the Special Committee that, as of that date and based on and subject to the assumptions, qualifications and other matters set forth therein, the consideration to be paid by Mars in the Business Combination was fair, from a financial point of view, to Mars. See the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal — Opinion of Network 1, the Mars Board Financial Advisor” for additional information.

Q:
What equity stake will current Public Shareholders, Insiders and ScanTech equity holders hold in Pubco immediately after the completion of the Business Combination?

A:
Public Shareholders currently own approximately 46.5% of issued and outstanding Ordinary Shares. Upon the Business Combination, the percentage ownership of Pubco by Public Shareholders who do not redeem their Public Shares will be diluted. If none of the remaining Public Shareholders after the Initial Extension Meeting redeem their Public Shares in connection with the Business Combination, and assuming RiverNorth acquires 1,500,000 shares of the redeemed Public Shares, Public Shareholders will own approximately 23% of Pubco Common Stock.

Public Shareholders who redeem their Public Shares may continue to hold any Rights that they owned prior to redemption. If any of the Public Shareholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Shareholders will decrease and the percentages of outstanding Pubco Common Stock held by the Insiders and by ScanTech equity holders will increase, in each case, relative to the percentage held if none of the Public Shares are redeemed.
Public Shareholders who choose not to redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Rights that are retained after the Closing, the redemption of Public Shares, the issuance of Pubco Common Stock to ScanTech as consideration to the Business Combination, and the conversion of Earnout Shares.
The percentage of the total number of outstanding Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	9.5%	1,900,358	12.7%	2,420,716	15.6%	2,941,074	18.3%	3,461,432	23.0%
Maxim	276,000	1.9%	276,000	1.8%	276,000	1.8%	276,000	1.7%	276,000	1.8%
Insiders	2,194,200	15.2%	2,194,200	14.6%	2,194,200	14.1%	2,194,200	13.7%	2,194,200	14.6%
ScanTech	9,118,541	63.0%	9,118,541	60.8%	9,118,541	58.8%	9,118,541	56.9%	9,118,541	60.6%
Forward Purchase Shares	1,500,000	10.4%	1,500,000	10.0%	1,500,000	9.7%	1,500,000	9.4%	—	0.0%
Total	14,468,741	100%	14,989,099	100%	15,509,457	100%	16,029,815	100%	15,050,173	100%
The table above takes into account the 4,818,568 Public Shares redeemed in connecting with the Initial Extension Meeting, Rights to be issued at Closing and the redeemed Public Shares that RiverNorth acquires.
The “maximum redemption scenario” assumes that the 2,081,432 Public Shares are redeemed for aggregate redemption payments of approximately $22.3 million (assuming a redemption price of approximately $10.71 per Public Share based on funds in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing. As Maxim and Insiders have waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights.
The table above does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:
•
the issuance of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders two (2) business days after the Closing;

•
the issuance of the Earnout Shares, as such issuance will not occur, if at all, until after the Closing;

•
the issuance of shares under the Equity Incentive Plan, as such issuance will not occur, if at all, until after the Closing;

•
the Escrow Shares, as the number of shares to be issued may be adjusted upon the Closing;

•
any grant of shares that may occur associated with potential Transaction Financing;

•
convertible notes or any other dilutive financing sources, as Pubco has no commitments for such financings at this time; and

•
if the Sponsor, or Mars’ officers, directors or their affiliates make any working capital loans prior to the closing of the Business Combination, they may convert up to $1,500,000 of those loans into 150,000 units at a price of $10.00 per unit.

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
After completion of the Business Combination, the funds in the Trust Account will be used to pay Public Shareholders who exercise their redemption rights and, after paying the Redemption, a portion will be used to pay transaction expenses incurred in connection with the Business Combination and for working capital and general corporate purposes of Pubco, in accordance with the terms of the Business Combination Agreement. Such funds may also be used to reduce the indebtedness and liabilities of ScanTech, Mars and their respective subsidiaries. On January 30, 2024, Mars held its Initial Extension Meeting, at which shareholders approved, among other items, a proposal to amend Mars’ memorandum and articles of association to extend the date by which Mars must consummate an initial business combination. In connection with the Initial Extension Meeting and subsequent redemption, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares. Following the Initial Extension Redemptions, Mars had approximately $22.3 million left in its Trust Account. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Mars is unable to complete a Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination) (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any taxes and up to $50,000 for dissolution expenses).

Q:
Do I have redemption rights?

A:
If you are a Public Shareholder of Ordinary Shares, you have the right to demand that Mars redeem such shares for a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination.

Notwithstanding the foregoing, a holder of Ordinary Shares, together with any affiliate of his or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to 15% or more of the Ordinary Shares. Accordingly, all Public Shares in excess of 15% held by a Public Shareholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be converted.
Q:
What happens if a substantial number of Public Shareholders vote in favor of the Business Combination proposal and exercise their redemption rights?

A:
Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights. If the Business Combination is completed, as a result of the Redemption, Pubco will have fewer shares of Pubco Common Stock outstanding and fewer Public Shareholders, the trading market for Pubco Securities may be less liquid and Pubco may not be able to meet the minimum listing standards for the Nasdaq, which is a condition to Closing. Furthermore, the funds available from the Trust Account for working capital purposes of Pubco after the Business Combination may not be sufficient for its future operations.

On January 30, 2024, Mars held its Initial Extension Meeting, at which shareholders approved, among other items, a proposal to amend Mars’ memorandum and articles of association to extend the date by which Mars must consummate an initial business combination. In connection with the Initial Extension Meeting and subsequent redemption, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares. Following the Initial Extension Redemptions, Mars had approximately $22.3 million left in its Trust Account.
Q: What conditions must be satisfied to complete the Business Combination?
A:
In addition to the approval of the Required Proposals, there are a number of closing conditions in the Business Combination Agreement. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q:
What happens if the Business Combination is not consummated?

A:
If Mars is not able to complete the Business Combination or another business combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars will cease all operations except for the purpose of winding up and redeeming its Public Shares and liquidating the Trust Account, in which case Public Shareholders may only receive the amount in the Trust Account as of the applicable Redemption Date (less any interest earned on the amounts held in the Trust Account released earlier to pay for any taxes and up to $50,000 for dissolution expenses), which would be only approximately $[•] per share, based on the amount held in the Trust Account as of the Record Date, the Rights will expire and have no value.

Q:
When do you expect the Business Combination to be completed?

A:
It is currently anticipated that the Business Combination will be consummated as soon as practicable following the Extraordinary General Meeting, which is set for [•], 2024; however, (i) such meeting could be adjourned if the Adjournment Proposal is approved by Mars Shareholders at the Extraordinary General Meeting and Mars Shareholders elect to adjourn the Extraordinary General Meeting to a later date or dates at the determination of the Mars Board, and (ii) the Closing will not occur until all conditions set forth in the Business Combination Agreement are satisfied or waived. For a description of the conditions for the completion of the Business Combination, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.”

Q: What proposals are shareholders being asked to vote upon?
A:
•
Proposal 1:   The Business Combination Proposal

•
Proposal 2:   The Charter Proposal

•
Proposal 3:   The Advisory Charter Proposals

•
Proposal 4:   The Equity Incentive Plan Proposal

•
Proposal 5:   The Director Election Proposal

•
Proposal 6:   The Nasdaq Proposal

•
Proposal 7:   The Adjournment Proposal

If Mars Shareholders do not approve each of the Required Proposals, then the Business Combination may not be consummated.
As required by applicable SEC guidance to give shareholders the opportunity to present their views on important corporate governance provisions, Mars is requesting that its shareholders vote, on a non-binding advisory basis, upon the Advisory Charter Proposals to approve certain governance provisions contained in the Proposed Charter that materially affect shareholder rights, and will be adopted when the Proposed Charter is adopted by Pubco. See “Proposals 3: The Advisory Charter Proposals.” These separate votes are not otherwise required by Cayman Islands of Delaware law, but pursuant to SEC guidance, Mars is required to submit these provisions to its shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on Mars or the Mars Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals.
Q:
What material negative factors did the Mars Board consider in connection with the Business Combination?

A:
Among the material negative factors that the Mars Board considered in its evaluation of the Business Combination were the risk that the Business Combination may not be fully achieved or may not be consummated; the risk of ScanTech not securing enough purchase orders and the risks that ScanTech may not be able to grow its business by investing or acquiring other businesses. These factors are discussed in greater detail in the section entitled “Proposal 1: The Business Combination Proposal — Mars Board’s Reasons for the Approval of the Business Combination,” in the section entitled “Risk Factors — Risks Related to the Business Combination.”

Q:
How do I exercise my redemption rights?

A:
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request that Mars redeems all or a portion of their Public Shares if the Business Combination is consummated, subject to certain limitations, for cash equal to the pro rata portion of the funds available in the Trust Account including interest earned on the funds held in the Trust Account. As of the Record Date, based on funds in the Trust Account of approximately $[•] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of the Ordinary Shares is approximately $[•] per share.

You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Ordinary Shares or hold Ordinary Shares through Units and you elect to separate your Units into the underlying Ordinary Shares and Rights prior to exercising your redemption rights with respect to the Ordinary Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental, Mars’ transfer agent, request that Mars redeems your Ordinary Shares for cash, and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through The Depository Trust Company.

In order to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Ordinary Shares and Rights or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Ordinary Shares regardless of whether they vote for or against the Business Combination Proposal.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. If you delivered your shares for redemption to the Transfer Agent and decide within the required timeframe not to exercise your redemption rights, you may request that the Transfer Agent return the shares (physically or electronically). You may make such request by contacting Continental at the phone number or address listed at the end of this section.
Any corrected or changed written demand of redemption rights must be received by Mars’ Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Mars’ understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Mars does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Mars will redeem the shares subject to the Redemption for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Ordinary Shares for cash and will no longer own such shares (or shares of Pubco Common Stock) following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Rights. Your Rights will continue to be outstanding following a redemption of your Ordinary Shares and will become exercisable in connection with the completion of the Business Combination. Insiders do not have redemption rights in connection with the Business Combination.
If you intend to seek redemption of your Ordinary Shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to the meeting, as described in this proxy statement/prospectus/consent solicitation. If you have questions regarding the certification of your position or delivery of your shares, please contact Continental at the phone number or e-mail address at the end of this Questions and Answers section.
Q:
Will how I vote on the Business Combination proposal affect my ability to exercise redemption rights?

A:
No. If you have redemption rights, you may exercise your redemption rights irrespective of whether you vote your Ordinary Shares for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus/consent solicitation.

Q:
If I am a holder of Units, can I exercise redemption rights with respect to my Units?

A:
No. Holders of outstanding Units must elect to separate the Units into the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. If you hold your Units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the Units into the underlying Ordinary Shares and Rights, or if you hold Units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your Units to be separated into the underlying Ordinary Shares and Rights through delivering the notice to the Transfer Agent by 5:00 p.m., Eastern Time, on [•], 2024, you will not be able to exercise your redemption rights with respect to the Ordinary Shares.
Q:
What are the material U.S. federal income tax consequences to Public Shareholders in the U.S. that exercise their redemption rights?

A:
For a description of the material U.S. federal income tax consequences to Public Shareholders in the U.S. who exercise their redemption rights, see the description in the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders that Elect to Have Their Ordinary Shares Converted for Cash.”

Q:
Do I have appraisal or dissenters’ rights in connection with the proposed Business Combination?

A:
Mars Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act.

Q:
What do I need to do now?

A:
Mars urges you to read carefully and consider the information contained in this proxy statement/ prospectus, including the annexes, and to consider how the Business Combination will affect you as a Mars Shareholder. Mars Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus/consent solicitation and on the enclosed proxy card.

Q:
How do I vote?

A:
The Extraordinary General Meeting will be held via live webcast at [•], Eastern Time, on [•], 2024, and at the physical location for which, in accordance with the Mars Memorandum and Articles, will be Mars’ office at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY. The Extraordinary General Meeting can be accessed by visiting [•], where you will be able to listen to the meeting live and vote during the meeting.

If you are a holder of record of Ordinary Shares on the Record Date, you may vote at the Extraordinary General Meeting or by submitting a proxy for the Extraordinary General Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or nominee.
Any proxy may be revoked by the person sending a later-dated, signed proxy card to Mars’ Chief Executive Officer at Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036, so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on [•], 2024) or attend the Extraordinary General Meeting in person (which would include presence virtually at the Extraordinary General Meeting) and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by the Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Simply attending the Extraordinary General Meeting will not constitute revocation of your proxy. If your shares are held in the name of a broker or other nominee who is the record holder, you must follow the instructions of your broker or other nominee to revoke a previously given proxy.

Q:
If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:
If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus/consent solicitation may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent.

As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. When a beneficial owner of shares held in “street name” does not give instructions to the broker or nominee holding the shares as to how to vote on a significant matter, the broker or nominee cannot vote the shares under Nasdaq rules. These unvoted shares are counted as “broker non-votes.” The Adjournment Proposal is considered a routine matter, and brokers or nominees holding the shares will have voting discretion if the beneficial owner does not give instructions as to how to vote.
If you do not provide voting instructions to your broker on proposals other than the Adjournment Proposal, your shares will not be voted on that proposal.
You should instruct your broker to vote your shares as soon as possible in accordance with directions you provide.
Q:
When and where will the Extraordinary General Meeting be held?

A:
The Extraordinary General Meeting will be held via live webcast at [•], Eastern Time, on [•], 2024, unless the Extraordinary General Meeting is adjourned. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.

The Extraordinary General Meeting can be accessed by visiting [•], where you will be able to listen to the meeting live and vote during the Extraordinary General Meeting.
Q:
How do I register and attend the Extraordinary General Meeting?

A:
As a registered shareholder, you or your brokerage firm, bank or other nominee, or its agent received a proxy card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address at the end of this Questions and Answers section.

You can pre-register to attend the meeting starting [•], 2024 at [•] a.m., Eastern Time. Enter the URL address ([•]) into your browser, enter your control number, name and email address. Once you pre-register, you can vote your shares. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting, you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can attend the Extraordinary General Meeting via a listen-only format by dialing [•] (toll-free), or [•] (standard rates apply) outside of the U.S. and Canada; when prompted enter the pin number [•]. This is listen-only, you will not be able to vote or enter questions during the meeting. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.

Q:
Who is entitled to vote at the Extraordinary General Meeting?

A:
Mars has fixed [•], 2024 as the Record Date. If you were a Public Shareholder at the close of business on the Record Date, you are entitled to vote on matters that come before the Extraordinary General Meeting. However, a Public Shareholder may only vote his or her shares if he or she is present in person (which would include presence virtually at the Extraordinary General Meeting) or is represented by proxy at the Extraordinary General Meeting.

Q:
How many votes do I have?

A:
Public Shareholders are entitled to one vote at the Extraordinary General Meeting for each Ordinary Share held of record as of the Record Date. As of the close of business on the Record Date, there were 4,473,432 Ordinary Shares outstanding, of which 2,081,432 were Public Shares.

Q: What constitutes a quorum?
A:
The holders of a majority of the issued and outstanding Ordinary Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting) will constitute a quorum.

If a quorum is not present within 15 minutes of the time appointed for the meeting, or if at any time during the meeting it becomes inquorate, then:
(1)
Shareholders may require the Extraordinary General Meeting to be cancelled; or

(2)
In any other case, Extraordinary General Meeting will be rescheduled for the same time and place one week later, or at a different time and place decided by the directors of Mars.

As of the Record Date for the Extraordinary General Meeting, 2,236,716 Ordinary Shares would be required to achieve a quorum.
Q:
What vote is required to approve each proposal at the Extraordinary General Meeting?

A:
The approval of each of the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.

The approval of the Business Combination Agreement Proposal requires special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2∕3) majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Q:
What are the recommendations of the Board?

A:
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals.

The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars and Mars shareholders and what may be best for a director’s personal interests when recommending Mars Shareholders to vote “FOR” the proposals. These conflicts of interest include, among other things, that if Mars does not consummate a business combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars may be forced to liquidate and the shares owned by the Insiders would be worthless. Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins are nominated for Directors of Pubco, such nomination could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” for more information.
Q:
How do the Insiders intend to vote their shares?

A:
All of the Insiders have previously agreed to vote all of their Ordinary Shares in favor of a business combination proposed to them for approval, including the Business Combination. Additionally, the Insiders and their affiliates, who collectively own 2,392,000 issued and outstanding Ordinary Shares, have agreed to vote all of their Ordinary Shares in favor of the Business Combination.

Q:
May the Insiders, ScanTech, or their respective affiliates purchase Ordinary Shares or Rights prior to the Extraordinary General Meeting?

A:
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or the Ordinary Shares, the Insiders, ScanTech and/or their respective affiliates may enter into transactions with such investors and others to provide them with incentives to acquire Ordinary Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Ordinary Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Ordinary Shares they acquire in such transactions. Any Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on the Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting.
As of the date of this proxy statement/prospectus/consent solicitation, no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Mars will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of Ordinary Shares for which Mars has received redemption requests.
Q:
What happens if I sell my Ordinary Shares before the Extraordinary General Meeting?

A:
The Record Date for the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting and earlier than the date that the Business Combination is expected to be completed. If you transfer your Ordinary Shares after the Record Date, but before the Extraordinary General Meeting, unless you grant a proxy to the transferee, you will retain your right to vote at the Extraordinary General Meeting with respect to such shares, but the transferee, and not you, will have the ability to redeem such shares (if time permits).

Q:
May I change my vote after I have mailed my signed proxy card?

A:
Yes. Mars Shareholders may send a later-dated, signed proxy card to Mars’ Chief Executive Officer at

Americas Tower, 1177 Avenue of The Americas, Suite 5100, New York, NY 10036, so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place on [•], 2024) or attend the Extraordinary General Meeting in person (which would include presence virtually at the Extraordinary General Meeting) and vote. Mars Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by the Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Q:
What happens if I fail to take any action with respect to the Extraordinary General Meeting?

A:
If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is approved by Mars Shareholders and consummated, you will become a stockholder of Pubco. If you fail to take any action with respect to the Extraordinary General Meeting and the Business Combination is not approved, you will remain a Mars Shareholder and/or Rights holder of Mars. However, if you fail to take any action with respect to the Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Ordinary Shares in connection with the Business Combination, provided you follow the instructions in this proxy statement/prospectus/consent solicitation for redeeming your shares.

Q:
What should I do with my Ordinary Shares certificates, Rights certificates and/or Unit certificates?

A:
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request Mars to redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Ordinary Shares to be redeemed only if you:

(1)
hold Ordinary Shares or hold Ordinary Shares through Units and you elect to separate your Units into the underlying Ordinary Shares and Rights prior to exercising your redemption rights with respect to the Ordinary Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to the Transfer Agent that request Mars to redeem your Public Shares for cash; and (b) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through DTC.

As noted above, to exercise redemption rights, holders of Units must elect to separate the underlying Ordinary Shares and Rights prior to exercising redemption rights with respect to the Ordinary Shares. Holders may instruct their broker to do so, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of such Public Shares whether they vote “FOR” or “AGAINST” the Business Combination Proposal. If the Business Combination is not consummated, the Ordinary Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Mars will redeem each Ordinary Share for a per share price, payable in cash, equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Ordinary Shares for cash.

Right holders should not submit certificates, if any, relating to their Rights. Public Shareholders who do not elect to have their Public Shares redeemed for the pro rata share of the Trust Account should not submit the certificates relating to their Public Shares.
Upon effectiveness of the Business Combination, holders of Ordinary Shares who are not redeeming at the Closing will receive shares of Pubco Common Stock without needing to take any action and accordingly such holders should not submit the certificates, if any, relating to their Ordinary Shares. Ordinary Shares will not trade following the Business Combination.
Q:
What should I do if I receive more than one set of voting materials?

A:
Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus/consent solicitation and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your Ordinary Shares.

Q:
Who can help answer my questions?

A:
If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus/consent solicitation or the enclosed proxy card, you should contact:

Mars Acquisitions Corp.
Attention: Karl Brenza, CEO
Americas Tower, 1177 Avenue of the Americas, Suite 5100
New York, New York 10036
Telephone: (866) 667-6277
You also may obtain additional information about Mars from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent at the address below prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting). If you have questions regarding the certification of your position or delivery of your share certificates (if any) and other redemption forms, please contact:
Continental Stock Transfer & Trust Company
Attention: Mark Zimkind
One State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

QUESTIONS AND ANSWERS ABOUT SCANTECH’S CONSENT SOLICITATION
Q:
What are the material U.S. federal income tax consequences of the Business Combination to me?

A:
The material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “The Business Combination Proposal — United States Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus/consent solicitation is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
Who is entitled to give a written consent for ScanTech?

A:
The ScanTech Board has set [•], 2024 as the record date (the “ScanTech Record Date”) for determining ScanTech members entitled to sign and deliver written consents with respect to this consent solicitation. Holders of outstanding membership interests in ScanTech entitled to consent to the proposals as of the close of business on the ScanTech Record Date will be entitled to give a consent using the form of written consent to be furnished to them

Q:
What will happen in the Business Combination?

A:
Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, (i) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holder thereof to receive, with respect to each Ordinary Share that is not redeemed in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity, and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (B) any Company Convertible Securities will be terminated; and (iii) as a result of such Mergers, Mars and the Company will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company.

Q:
What equity stake will current ScanTech members hold in Pubco immediately after the Closing?

A:
If none of the remaining 2,081,432 Public Shareholders after the Initial Extension Meeting choose to have their Public Shares redeemed in connection with the Business Combination, Public Shareholders will own approximately 23% of Pubco’s total shares outstanding upon Closing. Mars shareholders who redeem their Ordinary Shares may continue to hold any Rights that they owned prior to redemption, the conversion of which on the consummation of the Business Combination would result in additional dilution to non-redeeming Mars shareholders.

If any of the Public Shareholders exercise their redemption rights, the percentage of shares of Pubco Common Stock held by the Public Shareholders will decrease and the percentages of outstanding Pubco Common Stock held by the Insiders and by the Company Holders will increase, in each case relative to the percentage held if none of the Public Shares are redeemed.
If any of the Public Shareholders redeem their Public Shares at Closing in accordance with the Mars Memorandum and Articles, the aggregate value of the Rights retained by closing trading price per Right as of the Record Date would be $[•] regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of shares of Pubco Common Stock in connection with the Business

Combination, the percentage ownership of Pubco by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Rights that are retained after the Closing by redeeming Public Shareholders, the shares to be issued to the Extension Non-Redeeming Shareholders and the Earnout Shares. The percentage of the total number of outstanding Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof request redemption in connection with the Business Combination.
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	9.5%	1,900,358	12.7%	2,420,716	15.6%	2,941,074	18.3%	3,461,432	23.0%
Maxim	276,000	1.9%	276,000	1.8%	276,000	1.8%	276,000	1.7%	276,000	1.8%
Insiders	2,194,200	15.2%	2,194,200	14.6%	2,194,200	14.1%	2,194,200	13.7%	2,194,200	14.6%
ScanTech	9,118,541	63.0%	9,118,541	60.8%	9,118,541	58.8%	9,118,541	56.9%	9,118,541	60.6%
Forward Purchase Shares	1,500,000	10.4%	1,500,000	10.0%	1,500,000	9.7%	1,500,000	9.4%	—	0.0%
Total	14,468,741	100%	14,989,099	100%	15,509,457	100%	16,029,815	100%	15,050,173	100%
The table above illustrates varying beneficial ownership levels in Pubco at Closing, as Mars as possible sources and extents of dilution for non-redeeming Public Shareholders, assuming no additional redemptions by Public Shareholders, 25% redemption by Public Shareholders, 50% redemption by Public Shareholders, 75% redemption by Public Shareholders, and the maximum redemptions by Public Shareholders. The table also takes into account the Rights and the redeemed Public Shares that RiverNorth acquires.
The “maximum redemption scenario” assumes that the remaining 2,081,432 Public Shares after the Initial Extension Meeting are redeemed for aggregate redemption payments of approximately $10.71 per Public Share (dividing the amount of $22,296,189.61 in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024 by the 2,081,432 total Public Shares), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing.
As the Insiders and Maxim have waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. No consideration was provided in exchange for the Insider’s and Maxim’s waiver of their redemption rights. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.
The table above does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:
•
the issuance of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders two (2) business days after the Closing;

•
the issuance of the Earnout Shares, as such issuance will not occur, if at all, until after the Closing;

•
the Escrow Shares, as the number of shares to be issued may be adjusted upon the Closing;

•
any grant of shares that may occur associated with potential Transaction Financing;

•
any grant of shares under equity incentive plans of Pubco, as there are no agreements obligating Pubco to make such grants at this time; or

•
convertible notes or any other dilutive financing sources, as Pubco has no commitments for such financings at this time.

Q:
When is the Business Combination expected to be completed?

A:
The Closing is expected to take place (a) as soon as practicable following the satisfaction or waiver of the conditions described below under the section titled “Article IX — Conditions to the Closing” or (b) such other date as agreed to by the parties to the Business Combination Agreement in writing, in each case subject to the satisfaction or waiver of the Closing conditions. The Business Combination Agreement may be terminated by either Mars or ScanTech if the Business Combination and related transactions are not consummated on or before the Outside Date, subject to certain exceptions.
For a description of the conditions to the completion of the Business Combination, see the section titled “Proposal 1 — The Business Combination Proposal.”
Q:
What approval is required by the ScanTech members to adopt and approve the Business Combination Agreement and approve the Merger?

A:
The Business Combination cannot be completed unless ScanTech members adopt and approve the Business Combination Agreement and thereby approve the Business Combination and the other transactions contemplated by the Business Combination Agreement. Pursuant to ScanTech’s Operating Agreement, the adoption and approval of the Business Combination Agreement and the approval of the Business Combination requires the approval of the holders, as of the ScanTech Record Date, of (i) a majority of the issued and outstanding ScanTech Series B Units (the “Required Merger Approval”).

Your delivery of the written consent is important. The Business Combination cannot be completed unless the Business Combination Agreement is adopted and approved and the Business Combination is approved by the Required Merger Approval. If you fail to deliver the written consent with respect to the adoption and approval of the Business Combination Agreement and approval of the Required Merger Approval and the other transactions contemplated by the Business Combination Agreement, the effect will be the same as a vote “AGAINST” the adoption and approval of the Business Combination Agreement and approval of the Required Merger Approval and the other transactions contemplated by the Business Combination Agreement.
Q:
Do any of ScanTech’s directors or officers have interests in the Business Combination that may differ from or be in addition to the interests of ScanTech members?

A:
ScanTech’s executive officers and certain non-employee directors may have interests in the Business Combination that may be different from, or in addition to, the interests of ScanTech members, generally. These interests may cause the directors and executive officers of ScanTech to view the Business Combination differently than ScanTech members may generally view it. The ScanTech Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in approving the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement, and in recommending that the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement be approved by ScanTech members. For more information on the interests of ScanTech’s directors and executive officers in the Merger, see the sections titled “The Business Combination — Interests of ScanTech’s Directors and Officers in the Business Combination”, “Certain Relationships and Related Transactions” and “Executive Compensation Arrangements — Post-Closing Arrangements” and “Directors and Executive Officers of the Combined Company after the Business Combination” of this proxy statement/prospectus/consent solicitation for a further discussion of these interests.

Q:
How can I return my written consent?

A:
If you hold ScanTech Series B Units as of the close of business on the ScanTech Record Date and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to ScanTech. Once you have completed, dated and signed your written consent, deliver it to [•] by [•].

ScanTech does not intend to hold a s meeting of its members to consider the adoption and approval of the Business Combination Agreement, the approval of the Business Combination and the other transaction contemplated by the Business Combination Agreement, and, unless ScanTech decides to hold a meeting of members for such purposes, you will be unable to vote in person by attending a meeting of members.
Q:
What is the deadline for returning my written consent?

A:
The ScanTech Board has set [•], on [•], 2024 as the targeted final date for the receipt of written consents. ScanTech reserves the right to extend the final date for the receipt of written consents beyond [•], 2024 in the event that consents approving the Business Combination and adopting and approving the Business Combination Agreement and the other transactions contemplated by the Business Combination Agreement have not been obtained by that date from holders of a sufficient number of Series B Units of ScanTech to satisfy the conditions to the Business Combination. Any such extension may be made without notice to ScanTech members. Once all conditions to the Business Combination have been satisfied or waived, the consent solicitation will conclude.

The Business Combination and the other transactions contemplated by the Business Combination Agreement will not be approved and the Business Combination Agreement will not be adopted and approved unless the Required Merger Approval is obtained.
Under the Business Combination Agreement, ScanTech has agreed to obtain the Required Merger Approval as promptly as practicable after this proxy statement/prospectus/consent solicitation is approved by the SEC and declared effective. Your prompt return of the written consent is important.
Q:
What options do I have with respect to the adoption and approval of the Business Combination Agreement and the approval of the Business Combination?

A:
With respect to the ScanTech Series B Units that you hold, you may execute a written consent to adopt and approve the Business Combination Agreement and thereby approve the Business Combination and the other transactions contemplated by the Business Combination Agreement (which is equivalent to a vote for the Business Combination Agreement and Business Combination). If you fail to execute and return your written consent, or otherwise withhold your written consent for the adoption and approval of the Business Combination Agreement and approval of the Business Combination and the other transactions contemplated by the Business Combination Agreement, it has the same effect as voting against the adoption and approval of the Business Combination Agreement, the approval of the Business Combination and the other transactions contemplated by the Business Combination Agreement. Please note that the Business Combination cannot be completed unless the Required Approval is obtained.

Q:
Can I dissent and require appraisal of my units?

A:
ScanTech members do not have appraisal rights in connection with the Business Combination.

Q:
Whom should I contact if I have any questions about the consent solicitation?

A:
If you have any questions about the Business Combination or how to return your written consent or letter of transmittal, or if you need additional copies of this proxy statement/prospectus/consent solicitation or a replacement written consent or letter of transmittal, you should contact ScanTech at [•].

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION
This summary highlights selected information from this proxy statement/prospectus/consent solicitation and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Extraordinary General Meeting, whether or not you plan to attend such meeting, including the Business Combination Proposal, you should read this entire document carefully, including the Business Combination Agreement, attached as Annex A to this proxy statement/prospectus. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. The Business Combination Agreement is also described in detail in this proxy statement/prospectus/consent solicitation in the section entitled “The Business Combination Agreement.” This proxy statement/prospectus/consent solicitation also includes forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
Parties to the Business Combination
Mars
Mars Acquisition Corp. (or Mars) is a blank check company incorporated as a Cayman Islands exempted company on April 23, 2021, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.
Units, Ordinary Shares and Rights are currently listed on Nasdaq under the symbols “MARXU,” “MARX,” “MARXR,” respectively. Units, each consisting of one Ordinary Share and one Right (each Right to be automatically converted into two-tenths (2/10) of an Ordinary Share upon the consummation of a Business Combination. The Units and Rights will cease to exist upon consummation of the Business Combination. Units, Ordinary Shares and Rights will not be listed following the Closing.
Mars’ principal executive offices are located at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 and its phone number is (866) 667-6277.
ScanTech
ScanTech Identification Beam Systems, LLC (or ScanTech) is a Delaware limited liability company organized in 2011. Its mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. ScanTech has developed a proprietary CT scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
ScanTech’s initial focus is on developing its SENTINEL brand of scanners for airport checkpoints. ScanTech believes that a significant market opportunity also exists for security scanners in (i) other government facilities such as border crossings, prisons and postal facilities and (ii) the private sector at ports, entertainment facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
As of September 30, 2023, ScanTech had $35,189 in cash, a significant working capital deficit of $118,584,801, accumulated deficit of $144,658,261 and no revenue. ScanTech’s strategic plan includes its business combination with Mars to assist ScanTech in its efforts to raise capital and grow its business. ScanTech expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful. Most of ScanTech’s indebtedness is in default or matures in less than twelve months, and its operating losses raise substantial doubt about its ability to continue as a going concern. ScanTech currently has almost no cash resources and significantly greater current liabilities than current assets.
ScanTech’s principal executive offices are located at 1735 Enterprise Dr., Buford, GA 30518-3319 and its phone number is (470) 655-0886.
For more information about ScanTech, see this proxy statement/prospectus/consent solicitation, including, without limitation, the sections entitled “Information About ScanTech”, “Management’s Discussion

and Analysis of Financial Condition and Results of Operations of ScanTech” and the financial statements of ScanTech included herein.
Pubco
ScanTech AI Systems Inc. (or Pubco) was formed as a corporation under the laws of the State of Delaware on July 20, 2023. Pubco was formed for the purpose of effectuating the Business Combination and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. As a result of the Business Combination, Mars and ScanTech will become wholly owned subsidiaries of Pubco and Pubco will become a publicly traded company.
Pubco will apply for listing, to be effective upon the Closing, of the shares of Pubco Common on Nasdaq under the proposed symbol “STAI.” Pubco will not have units or rights traded following the consummation of the Business Combination.
Purchaser Merger Sub
Mars Merger Sub I Corp. (or Purchaser Merger Sub) was formed on August 8, 2023 as a Cayman Islands exempted company and a wholly owned subsidiary of Pubco. Purchaser Merger Sub was formed for the purpose of effectuating the Purchaser Merger and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Purchaser Merger Sub will not be the surviving entity in the Purchaser Merger, as contemplated by the Business Combination Agreement.
Purchaser Merger Sub’s principal executive offices are located at c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.
Company Merger Sub
Merger Sub II LLC (or Company Merger Sub) was formed as a limited liability company under the laws of Delaware on July 20, 2023 and is currently a wholly owned subsidiary of Pubco. Company Merger Sub was formed for the purpose of effectuating the Company Merger and it has not conducted any activities other than those incidental to its formation and the transactions contemplated by the Business Combination Agreement. Company Merger Sub will not be the surviving entity in the Company Merger, as contemplated by the Business Combination Agreement.
Company Merger Sub’s principal executive offices are located at 1177 Avenue of the Americas, Suite 5100, New York, NY 10036 and its phone number is (866) 667-6277.
Seller Representative
Dolan Falconer will act in the capacity as the representative from and after the Effective Time for the Company Holder Participants and their assignees. The Seller Representative will represent the interests of the Company Holder Participants with respect to certain matters under the Business Combination Agreement, including with respect to the determination of any Earnout Shares. Mr. Falconer has been appointed to fill such function and the nature of the scope and the duties of the Seller Representative are limited and are largely administrative and ministerial.
Proposals to be Submitted at the Extraordinary General Meeting
Proposal 1: The Business Combination Proposal
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto Annex A, and the Related Agreements. Mars Shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination.

Mars is asking Mars Shareholders to consider and vote upon a special resolution to approve the Business Combination Agreement, dated as of September 5, 2023.
Business Combination Agreement
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the Closing, among other things, (1) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the Closing will be cancelled in exchange for the right of the holders to receive, with respect to each Ordinary Share that is not redeemed or converted in the Closing Redemption, one share of Pubco Common Stock; (2) Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity, and, in connection therewith, (a) the Company Common LLC Units issued and outstanding immediately prior to the Closing will be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (b) any ScanTech Convertible Securities will be terminated; and (3) as a result of the Mergers, Mars and the Company will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Organizational Charts of Mars’ and ScanTech’s Structure and Corresponding Ownership Percentages
Below, please find an organizational chart depicting each of Mars and ScanTech’s current structure and corresponding ownership percentages:

Organizational Chart of Pubco’s Intended Structure and Corresponding Ownership Percentages
Below, please find an organizational chart depicting Pubco’s intended structure and corresponding ownership percentages (assuming that no Public Shares are redeemed):
Merger Consideration
The aggregate consideration to be paid to Company Holders in the Business Combination (the “Merger Consideration”) will be a number of shares of Pubco Common Stock with an aggregate value equal to $110.0 million minus the Closing Net Debt as defined in the Business Combination Agreement. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive as Earnout Shares up to a number of shares of Pubco Common Stock equal to ten percent of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones over the Earnout Period, as set forth below and in the Business Combination Agreement.
Upon the Closing, holders of each Unit will own one Ordinary Share and one Right to receive two-tenths (2/10) of one Ordinary Share. No fractional shares will be issued upon exchange of the Rights, so holders of Rights must hold Rights in multiples of five (5) in order to receive Ordinary Shares for all of the Rights upon the Closing. Each Ordinary Share that is issued and outstanding and has not been redeemed in connection with the Business Combination will be converted into the right to receive one share of Pubco Common Stock.
Earnout
Pursuant to the Business Combination Agreement, the Company Holder Participants may receive up to a number of shares of Pubco Common Stock equal to 10% of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) as Earnout Shares upon the achievement of the following milestones over the Earnout Period:
(1)
one-third (1/3) of the Earnout Shares will be issued if Pubco or its subsidiaries receive the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period;

(2)
one-third (1/3) of the Earnout Shares will be issued if Pubco or its subsidiaries receives Qualifying Orders for an aggregate of not less than one hundred (100) Sentinel Scanners over a six (6)-month period at any time during the Earnout Period;

(3)
one-twelfth (1/12) of the Earnout Shares will be issued if the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000);

(4)
one-twelfth (1/12) of the Earnout Shares will be issued if the EBITDA of Pubco for fiscal year 2024 is a positive number;

(5)
one-twelfth (1/12) of the Earnout Shares will be issued if the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000); and

(6)
one-twelfth (1/12) of the Earnout Shares will be issued if the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000).

If any or all of Earnout Shares are not earned and issued pursuant to the above contingencies, any unearned Earnout Shares (up to the maximum number of Earnout Shares) will be earned in their entirety and issued to the Company Holder Participants if any one of the following milestones is achieved:
(1)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or

(2)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or

(3)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).

If there is a Change of Control (as defined in the Business Combination Agreement) of Pubco during the Earnout Period, the Company Holder Participants have the right to receive all Earnout Shares not previously earned and issued.
Conditions to Closing of the Business Combination
The Closing is subject to certain customary conditions, including the following mutual conditions of the parties, among other things, (1) approval by Mars Shareholders of the Business Combination Agreement, (2) approval by ScanTech’s members of the Business Combination Agreement, (3) the receipt of applicable government and other third-party approvals and consents, (4) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (5) election or appointment of members of the board in accordance with the Business Combination Agreement, (6) the effectiveness of a registration statement on Form S-4 (the “Registration Statement”) of which this proxy statement/prospectus/consent solicitation forms a part, (7) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (8) completion of the Recapitalization by ScanTech prior to the Closing, (9) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and, in the case of certain fundamental representations, in all material respects, (10) compliance by each party with pre-closing covenants in all material respects and (11) completion and delivery of certain amendments, Related Agreements, and closing deliverables. For a further description of the covenants of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to Closing of the Business Combination.”
Mars held a meeting on January 30, 2024 to vote on proposals to amend its memorandum and articles. The proposals were approved by Mars shareholders and pursuant to the Amended Mars Memorandum and Articles, Mars extended the time to complete a business combination from February 16, 2024 until November 16, 2024, and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.
Representations and Warranties
The parties to the Business Combination Agreement made representations and warranties that are customary for transactions of this nature. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined herein), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. For a more detailed description of the representations and warranties of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Representations and Warranties.”
Survival of Representations, Warranties and Covenants
The representations and warranties of the respective parties to the Business Combination Agreement terminate at, and do not survive, the Closing, and there are no indemnification rights for another party’s breach thereof. The agreements and covenants in the Business Combination Agreement generally terminate at, and do not survive, the Closing, except for the agreements and covenants relevant to the Closing and any agreements or covenants which by their terms contemplate performance after the Closing.
Covenants of the Parties
The parties to the Business Combination Agreement have made covenants that are customary for transactions of this nature, including, among others, obligations on (i) the parties to conduct, as applicable, their respective businesses in the ordinary course and consistent with past practice through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) ScanTech to prepare and deliver to Mars certain audited financial statements of ScanTech, and (iv) Pubco, ScanTech and Mars to jointly prepare the Registration Statement, and Pubco to file the Registration Statement, and Mars to take certain other actions for Mars to obtain the requisite approval of Mars’ shareholders of certain proposals regarding the Business Combination. For a more detailed description of the covenants of the parties contained in the Business Combination Agreement, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Covenants of the Parties.”
Termination
The Business Combination Agreement may be terminated by either ScanTech or Mars under certain circumstances, including, among others, (1) by written consent of both Mars and ScanTech, (2) by either ScanTech or Mars by written notice if any of closing conditions have not been satisfied or waived by January 31, 2024, (3) by either ScanTech or Mars if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (4) by either ScanTech or Mars if the other party has materially breached their respective representations or covenants under the Business Combination Agreement and has not timely cured such breach, (5) by either ScanTech or Mars if there is a Material Adverse Effect on the other party and the Material Adverse Effect has not been timely cured, (6) by either ScanTech or Mars if Mars has held a shareholders’ meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite vote of the Mars Shareholders, and (7) by either ScanTech or Mars if the Company Holders do not approve the Business Combination.
Following the termination of the Business Combination Agreement, there will be no liability on the part of any party except for certain specified provisions that survive the termination.
The foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is filed herewith as Annex A and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about Mars, ScanTech, Pubco or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination

Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement (other than as expressly provided for in the Business Combination Agreement), may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Mars’ or Pubco’s public disclosures.
Related Agreements
In connection with the Business Combination Agreements, Mars, ScanTech, and other parties entered or will enter into several Related Agreements as set forth below.
Lock-Up Agreements
Concurrently with the execution of the Business Combination Agreement, certain directors, officers and security holders of ScanTech Units entered into Lock-Up Agreements with Pubco and Mars with respect to Pubco Common Stock to be held by such persons immediately following the Closing, pursuant to which, each such person agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), on the terms and subject to the conditions set forth in the Lock-Up Agreements. The Lock-Up Agreements will become effective only at the Closing. Notwithstanding the foregoing, the lock-up restrictions will be released in the event that the closing price of the Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) following the Closing equals or exceeds $12.00 per share for any 20 out of 30 consecutive trading days.
Voting and Support Agreement
Concurrently with the execution of the Business Combination Agreement, Mars, Insiders, Maxim and ScanTech entered into the Voting and Support Agreement, pursuant to which, among other things, the Insiders agreed to vote all of the Ordinary Shares held by them in favor of the Business Combination.
Insider Letter Amendment
Following the execution of the Business Combination Agreement and prior to the Closing, Mars, Pubco, the Sponsor and certain other parties will enter into the Insider Letter Amendment, which amends the Insider Letter entered into in connection with Mars’ initial public offering. Pursuant to the Insider Letter Amendment, among other things, the Insider Letter will be amended to (i) add Pubco as a party to the Insider Letter and (ii) reflect the transactions contemplated by the Business Combination Agreement, including the issuance of shares of Pubco Common Stock in exchange for the Ordinary Shares.
Prepaid Forward Purchase Agreement
On September 4, 2023, Mars entered into an FPA with ScanTech, Pubco and RiverNorth, pursuant to which RiverNorth agreed, among other things, to purchase Ordinary Shares in the open market for no greater than the Redemption Price indicated by Mars’ most recent periodic report (the “Prepaid Forward Purchase Price”). The shares to be purchased by RiverNorth (the “Purchased Shares”) will not be redeemed in connection with the Extraordinary General Meeting and will convert into shares of Pubco upon consummation of the Business Combination. Upon the Closing, the Purchased Shares will be allocated on a 14 to 1 basis (“Share Ratio”) between “Prepaid Forward Purchase Shares” and “Commitment Shares.” No later than the date any assets from Mars’ Trust Account are disbursed in connection with the Business

Combination, Mars, ScanTech and Pubco will cause RiverNorth to be paid directly, out of the funds so disbursed, a cash amount equal to the number of Purchased Shares multiplied by the Redemption Price. The parties agreed to use commercially reasonable effort to set up an escrow account to hold the Prepaid Forward Purchase Shares. The details of such purchases would be disclosed by Mars in a Form 8-K Current Report prior to the Extraordinary General Meeting, and would be made in compliance with Rule 14e-5 under the Exchange Act, relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).
Until the earlier of (1) five (5) days after the date that Pubco, Mars or ScanTech breaches the FPA if such breach is not cured and (2) the date that is eighteen (18) months after the Closing (the “Maturity Date”), RiverNorth will have the ability to sell the Prepaid Forward Purchased Shares, subject to the following conditions: On a daily basis, all sales must either (1) equal or exceed the “Reference Price”, where the Reference Price will initially equal the Redemption Price, and (2) at Pubco’s option, may be reduced (but never increased) at any time to the VWAP for the preceding 10 trading days but in no event less than $10.00 per share (the “Floor”) unless in Pubco’s sole discretion, the Floor is lowered. Prior to the Maturity Date, RiverNorth may sell Commitment Shares for its own account in proportion to the sale of Prepaid Forward Purchase Shares based on the Share Ratio. Following sales of the Prepaid Forward Purchase Shares, if any, by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco, subject to adjustments. On the Maturity Date, any Prepaid Forward Purchase Shares not sold by RiverNorth will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by RiverNorth, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of the FPA, the Maturity Date will be accelerated to the date one day after the full settlement of such sales. RiverNorth will be entitled to retain all Commitment Shares not sold prior to the Maturity Date.
Non-Redemption Agreements
Prior to the Initial Extension Meeting, pursuant to the certain non-redemption agreements entered into by and among Mars, the Sponsor, Pubco and certain Public Shareholders (the “Extension Non-Redeeming Shareholders”), Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue an aggregate of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders following approval of the Business Combination at the extraordinary general meeting. See “Business Combination Proposal — Background to the Business Combination” for further information.
Additional Information
For additional information, including information about certain material U.S. federal income tax consequences to U.S. holders of Public Shares and other agreements relating to the Business Combination, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 1: The Business Combination Proposal.”
Proposal 2: The Charter Proposal
In connection with the Business Combination, Mars is asking its shareholders to approve a proposal for Pubco to adopt the Proposed Charter, to be effective upon the consummation of the Business Combination. The Proposed Charter (1) includes supermajority voting standards in connection with the removal of directors for cause, amendment of the number of directors and term of directors’ office provisions of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (2) provides that stockholder special meetings may be called by the Pubco Board; and (3) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination.
The Charter Proposal is conditioned on the approval of the Business Combination Proposal. Therefore, if the Business Combination Proposal is not approved, the Charter Proposal will have no effect, even if approved by Mars Shareholders. The Charter Proposal is not conditioned on the separate approval of the Advisory Charter Proposals. The Charter Proposal is to be submitted for consideration and approval by Mars Shareholders by ordinary resolution.

The Proposed Charter differs in material respects from the Mars Memorandum and Articles, and Mars urges shareholders to carefully consult the information set out in the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 2: The Charter Proposal” and the full text of the Proposed Charter, attached hereto as Annex C.
Proposals 3: The Advisory Charter Proposals
Mars Shareholders are also being asked to approve, on a non-binding advisory basis, the Advisory Charter Proposals, which relate to certain corporate governance provisions in the Proposed Charter that will be adopted when the Proposed Charter is adopted, if the Charter Proposal is approved. These separate votes are not otherwise required by Cayman Islands or Delaware law, but are required by SEC guidance requiring that shareholders have the opportunity to present their views on important corporate governance provisions. The Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals.
The Advisory Charter Proposals relate to the Proposed Charter which: (1) includes majority voting standards in connection with the removal of directors for cause, amendment of the number of directors and term of directors’ office provisions of the Proposed Charter, and stockholder amendments to the Proposed Bylaws; (2) provides that stockholder special meetings may only be called by the Pubco Board; and (3) does not include certain blank check provisions that will not be necessary upon consummation of the Business Combination.
The Advisory Charter Proposals are conditioned on the approval of the Required Proposals. Therefore, if the Business Combination Proposal is not approved, the Advisory Charter Proposals will have no effect, even if approved by Mars Shareholders. The Advisory Charter Proposals are to be submitted for consideration and approval by Mars Shareholders by ordinary resolution.
For additional information, see the sections of this proxy statement/prospectus/consent solicitation entitled “Proposals 3: The Advisory Charter Proposals.”
Proposal 4: The Equity Incentive Plan Proposal
To consider and vote upon a proposal to approve, by ordinary resolution, the ScanTech AI, Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus/consent solicitation as Annex E, to be effective upon the consummation of the Business Combination. This Proposal is referred to as the “Equity Incentive Plan Proposal” or “Proposal 4.”
The Equity Incentive Plan Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Equity Incentive Plan Proposal will have no effect, even if approved by Mars Shareholders. The Equity Incentive Plan Proposal is to be submitted for consideration and approval by the Mars Shareholders by ordinary resolution.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 4: Equity Incentive Plan Proposal.”
Proposal 5: The Director Election Proposal
Effective upon Closing, Pubco’s Board will consist of seven (7) individuals, as follows: as follows:
•
Karl Brenza

•
James Jenkins

•
Dolan Falconer

•
[•]

The Director Election Proposal is conditioned on the approval of the Required Proposals. Therefore, if the Required Proposals are not approved, then the Director Election Proposal will have no effect, even if approved by Mars Shareholders. The Director Election Proposal is to be submitted for consideration and approval by the Mars Shareholders by ordinary resolution.

For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 5: The Director Election Proposal.”
Proposal 6: The Nasdaq Proposal
Assuming the Business Combination Proposal and the Charter Proposal are approved, Mars Shareholders are also being asked to consider and vote on a proposal to approve, by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of shares of Pubco Common Stock in connection with the Business Combination.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 6: The Nasdaq Proposal.”
Proposal 7: The Adjournment Proposal
The Adjournment Proposal allows the Mars Board to submit a proposal to approve, by ordinary resolution, the adjournment of the Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the Mars Board.
For additional information, see the section of this proxy statement/prospectus/consent solicitation entitled “Proposal 8: The Adjournment Proposal.”
Date and Time and Place of Extraordinary General Meeting
The Extraordinary General Meeting will be held via live webcast at [•], Eastern Time, on [•], 2024, at [•] to consider and vote upon the proposals to be submitted to the Extraordinary General Meeting, including if necessary or desirable, the Adjournment Proposal. The Extraordinary General Meeting can be accessed by visiting [•], where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Extraordinary General Meeting. If you do not have a control number, please contact Continental, the transfer agent.
Registering for the Extraordinary General Meeting
As a registered shareholder, you received a Proxy Card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the Extraordinary General Meeting starting on [•], 2024 at [•], Eastern Time. Enter the URL address into your browser [•], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Extraordinary General Meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the Extraordinary General Meeting by dialing [•], within the U.S. or Canada, or [•], outside the U.S. and Canada (standard rates apply); when prompted, enter the pin number [•]. This is listen-only, you will not be able to vote or enter questions during the Extraordinary General Meeting. If you attend the Extraordinary General Meeting in person, you will be able to communicate with other shareholders and vote at the Extraordinary General Meeting.

Voting Power; Record Date
Public Shareholders will be entitled to vote or direct votes to be cast at the Extraordinary General Meeting if they owned Ordinary Shares on the Record Date for the Extraordinary General Meeting. Public Shareholders will have one vote for each Public Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that the shares you beneficially own are voted. As of the Record Date, there were a total of 4,473,432 Ordinary Shares issued and outstanding. Among these shares, the Insiders hold 2,116,000 Ordinary Shares.
Quorum and Vote of Shareholders
A quorum of Mars Shareholders is necessary to hold a valid meeting. The holders of a majority of the issued and outstanding Ordinary Shares, being individuals present in person or by proxy, or if a corporation or other non-natural person by its duly authorized representative or proxy (which would include presence virtually at the Extraordinary General Meeting), shall constitute a quorum. In the absence of a quorum, the Chairperson of the Extraordinary General Meeting has the power to adjourn the Extraordinary General Meeting. As of the Record Date for the Extraordinary General Meeting, 2,236,716 Ordinary Shares would be required to achieve a quorum.
The Insiders have entered into an Insider Letter, pursuant to which the Insiders agreed to vote their Ordinary Shares in favor of any proposals recommended by the Mars Board in connection with the Business Combination, and also agreed not to redeem any such shares. As of the Record Date, the Insiders own approximately 47.3% of total outstanding Ordinary Shares.
The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-third (2/3) majority of the votes of the votes cast by the shareholders, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The approval of each of the Charter Proposal, the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the requirements of the Insider Letter, the Business Combination Agreement can be approved at the Extraordinary General Meeting without any of the Public Shares being voted in favor of the proposal.
Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and Insiders vote their shares at the Extraordinary General Meeting in accordance with the requirements of the Insider Letter, the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal, and the Adjournment Proposal can be approved at the Extraordinary General Meeting without any of the Public Shares being voted in favor of the proposals.
Redemption Rights
Pursuant to the Mars Memorandum and Articles, Public Shareholders may request that Mars redeem all or a portion of their Public Shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares and Rights prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the

Extraordinary General Meeting), (a) submit a written request to Continental that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through the DTC.
As noted above, holders of Units must elect to separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so.
Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal. If the Business Combination is not consummated, the Public Shares will not be redeemed for cash. If a Public Shareholder properly exercises its right to redeem its Public Shares and timely delivers its share certificates (if any) and other redemption forms to the Transfer Agent, Mars will redeem each such Public Share for a per share price, payable in cash, equal to equal to a pro rata portion of the cash held in the Trust Account including interest earned on the funds held in the Trust Account.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests. See “Extraordinary General Meeting of the Shareholders — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.
In order for Public Shareholders to exercise their redemption rights in respect of the Business Combination Proposal, Public Shareholders must properly exercise their right to redeem the Public Shares they hold and deliver their share certificates (if any) and other redemption forms (either physically or electronically) to the Transfer Agent prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting). Immediately following the consummation of the Business Combination, Mars will satisfy the exercise of redemption rights by redeeming the Public Shares issued to the Public Shareholders that validly exercised their redemption rights.
Holders of Mars’ Rights will not have redemption rights with respect to any Rights.
Appraisal or Dissenters’ Rights
Mars Shareholder do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. Mars has engaged Advantage Proxy to assist in the solicitation of proxies.
If a shareholder grants a proxy, it may still vote its shares in person (which would include presence virtually at the Extraordinary General Meeting) if it revokes its proxy before the Extraordinary General

Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting — Revoking Your Proxy.”
Interests of Insiders in the Business Combination
When you consider the recommendation of the Mars Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that Insiders may have interests in the Business Combination that are different from, or in addition to, your interests as a Public Shareholder, including:
•
Mars will have until November 16, 2024 to consummate a business combination. However, if Mars anticipates that it may not be able to consummate a business combination within 21 months of its IPO, Mars will, by resolution of its Board if requested by the Sponsor, extend the period of time to consummate a business combination by an additional three months up to two times (for a total of 27 months from its IPO to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account. Pursuant to Mars Memorandum and Articles and the trust agreement between us and Continental, in order to extend the time available for it to consummate a business combination by up to three months, the Sponsor or its affiliates or designees must deposit into the Trust Account $690,000 ($0.10 per share) on or prior to the date of the deadline. Mars may extend the time available for it to consummate a business combination for an additional three months twice, and each extension will require such an additional deposit into the Trust Account for an aggregate of $1,380,000.

•
The Sponsor or its affiliates or designees will receive non-interest bearing, unsecured promissory notes equal to the amount of any such deposit. If Mars does not complete a business combination, it will not repay such loan, except to the extent there are funds available outside the Trust Account to do so after provision for all liquidation expenses. If Mars completes the Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to Mars. Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Mars to complete the Business Combination.

•
Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination.

•
If the Business Combination is not approved, in accordance with the Mars Memorandum and Articles, the 1,725,000 Ordinary Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), as will the 391,000 Private Placement Units that were acquired simultaneously with the IPO and in connection with the exercise of the overallotment option, for an aggregate purchase price of $3,910,000. Irrespective of existing lock-up agreements that impose restrictions on the transfer of the Ordinary Shares and the Private Placement Units, such shares had an aggregate market value of approximately $21 million based on a price of $10.00 per share.

•
In order to finance transaction costs in connection with the Business Combination, Sponsor may, but are not obligated to, loan Mars funds as may be required. If Mars completes the Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not consummate, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account can be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Pubco units equivalent to the

Private Placement Units, at a price of $10.00 per unit. As of September 30, 2023, no Working Capital Loans were outstanding.
•
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.

•
The Sponsor, executive officers, and directors are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations only if Mars consummates the Business Combination, otherwise they will not have any claim against the Trust Account for reimbursement. As of September 30, 2023, $5,000 of such out-of-pocket expenses had been incurred.

See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.
Recommendation of the Board
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals.
Sources and Uses of Funds for the Business Combination
After completion of the Business Combination, if consummated, the funds held in the Trust Account will be used to pay holders of the Public Shares who properly exercise their redemption rights and, after paying the Redemptions, a portion is expected to be used to pay transaction expenses incurred by Mars and ScanTech (estimated, as of September 30, 2023, for purposes of the inclusion of such estimate in the information contained in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information,’’ to be $4 million, which estimate is subject to adjustment and may be different than the actual aggregate transaction expenses incurred and unpaid by Mars and ScanTech as of and through the Closing.
If the Business Combination is consummated, the funds, remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any (“Remaining Proceeds”), are expected to be used by the Combined Company as follows:
•
approximately 50% of the Remaining Proceeds are expected to be used to finance operating expenses and growth activities;

•
approximately 30% of the Remaining Proceeds are expected to be used for research and development; and

•
approximately 20% of the Remaining Proceeds are expected to be used to reduce overall liabilities and cash reserves.

The foregoing expected uses and allocations assume no or minimal redemptions in connection with the Business Combination. There can be no assurance that Pubco will realize any Remaining Proceeds from the Business Combination or that any Remaining Proceeds will be meaningful, in which case the Combined Company will be dependent on other available sources of liquidity to fund the intended uses described above, including any funds on hand, any funds generated through business operations and any funds that may be available to Pubco through financing or other means, if and to the extent available. While Pubco does not currently expect the relative allocations reflected above among the expected uses to vary materially to the extent Pubco realizes meaningful Remaining Proceeds from the Business Combination, there can be no assurance that will be the case.
In addition, the foregoing expected uses of funds held in the Trust Account represent ScanTech’s current intentions based upon its current plans and business conditions, which could change in the future as Pubco’s plans and business conditions evolve. As of the date of this proxy statement/prospectus, ScanTech cannot predict with certainty all of the particular uses of the funds held in the Trust Account, or the amounts that Pubco will actually spend on the uses set forth above. The amounts and timing of the Pubco’s actual expenditures may vary significantly depending on numerous factors, including the amount of Remaining Proceeds realized from the Business Combination, if any, cash flows from operations and the anticipated growth of Pubco’s business. The Pubco’s management will retain broad discretion over the allocation of the proceeds from the Business Combination. Pending our use of the funds in the Trust Account, we intend to invest the funds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.
The ownership percentage of Pubco after the Business Combination and taking into account the above potential issuances of securities to non-redeeming shareholders and to ScanTech, 4,818,568 Public Shares redeemed in connection with the Initial Extension Meeting and the Pubco Common Stock that RiverNorth acquires will be as follows:
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	9.5%	1,900,358	12.7%	2,420,716	15.6%	2,941,074	18.3%	3,461,432	23.0%
Maxim	276,000	1.9%	276,000	1.8%	276,000	1.8%	276,000	1.7%	276,000	1.8%
Insiders	2,194,200	15.2%	2,194,200	14.6%	2,194,200	14.1%	2,194,200	13.7%	2,194,200	14.6%
ScanTech	9,118,541	63.0%	9,118,541	60.8%	9,118,541	58.8%	9,118,541	56.9%	9,118,541	60.6%
Forward Purchase Shares	1,500,000	10.4%	1,500,000	10.0%	1,500,000	9.7%	1,500,000	9.4%	—	0.0%
Total	14,468,741	100%	14,989,099	100%	15,509,457	100%	16,029,815	100%	15,050,173	100%
The table above does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:
•
the issuance of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders two (2) business days after the Closing;

•
the issuance of the Earnout Shares, as such issuance will not occur, if at all, until after the Closing;

•
the Escrow Shares, as the number of shares to be issued may be adjusted upon the Closing;

•
any grant of shares that may occur associated with potential Transaction Financing;

•
any grant of shares under equity incentive plans of Pubco, as there are no agreements obligating Pubco to make such grants at this time; or

•
convertible notes or any other dilutive financing sources, as Pubco has no commitments for such financings at this time.

Mars will only proceed with the Business Combination if the requisite amount of the shares voted at the extraordinary general meeting are voted in favor of the Business Combination.
As a result of the transactions contemplated by the Business Combination Agreement, Mars expects PubCo to add between $[ ] million and $0 in cash on hand on its balance sheet as discussed above. Please see “ScanTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources” for more information.
Conditions to the Closing of the Business Combination
For a discussion of the conditions to the closing of the Business Combination, please see “Proposal 1: The Business Combination Proposal.”
Liquidity Update
As of September 30, 2023, there is approximately $72,587,820 in cash held in the Trust Account. In connection with the Initial Extension Meeting on January 30, 2024, holders of 4,818,568 Public Shares properly exercised their right to redeem their shares for cash at a redemption price of approximately

$10.71 per share, for an aggregate redemption amount of approximately $51,616,245.86. After the Initial Extension Redemption on January 30, 2024, there is approximately $22,296,189.61 in cash held in the Trust Account.
The funds held outside the Trust Account have been used primarily used for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting the Business Combination, as well as legal and accounting fees related to regulatory reporting requirements. For the year ended September 30, 2023, we incurred expenses in the amount of $521,582.
The funds held outside of the Trust Account may not be sufficient to allow Mars to operate for at least the next 12 months from the issuance of the financial statements. We may need to raise additional capital through loans or additional investments from our Sponsor, an affiliate of our Sponsor, officers, directors, or third parties. In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest bearing basis as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Other than as described above, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
United States Federal Income Tax Consequences
For a description of the United States federal income tax considerations of an exercise of redemption rights and the Business Combination, please see “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences to Redemption — Tax Consequences to U.S. Holders That Elect to Have Their Ordinary Shares Converted for Cash” and “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination to Mars Shareholders.”
Anticipated Accounting Treatment
We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, Mars is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of Pubco will represent a continuation of the financial statements of ScanTech with the Business Combination treated as the equivalent of ScanTech issuing shares for the net assets of Mars, accompanied by a recapitalization. The net assets of Mars will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of ScanTech in future reports of Pubco.
ScanTech has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the no and maximum redemption scenarios:
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Company Holder Participants will have a relative majority of the voting power of Pubco;

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Pubco Board will have seven members, and Company Holder Participants will have the ability to nominate the majority of the members of Pubco Board;

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ScanTech’s senior management will comprise the senior management of Pubco and be responsible for the day-to-day operations; and

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The intended strategy and operations of Pubco will continue ScanTech’s current strategy and operations.

Regulatory Matters
The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for filings required with the SEC pursuant to the reporting requirements applicable to Mars, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate this proxy statement/prospectus/consent solicitation to Mars Shareholders.
Risk Factors Summary
You should consider all the information contained in this proxy statement/prospectus/consent solicitation in deciding how to vote for the proposals presented in this proxy statement/prospectus/consent solicitation. In particular, you should consider the risk factors described under “Risk Factors.” Such risks include, but are not limited to, the following risks with respect to the Company subsequent to the Business Combination:
Risks Related to the Business Combination
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During the pendency of the Business Combination, Mars and ScanTech may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

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If the conditions to the Merger are not met, the Business Combination may not occur.

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You may be unable to ascertain the merits or risks of ScanTech’s operations.

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There is no assurance that Mars’ diligence will reveal all material risks that may be present with regard to ScanTech. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

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Insiders have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.

Risks Related to Public Shareholders and Redemption
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There is no guarantee that Public Shareholders’ decision to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholders in a better future economic position.

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Public Shareholders who do not redeem their Public Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management of Pubco.

Risks Related to Mars
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Mars may not be able to consummate the Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.

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Nasdaq may delist Mars’ securities from trading on its exchange prior to the Business Combination, which could limit investors’ ability to make transactions in Mars’ securities and subject it to additional trading restrictions.

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If the Escrow Shares are disbursed from an escrow account and issued to a holder of Ordinary Shares, the receipt of Escrow Shares by such holder is expected to be treated as a taxable distribution for U.S. federal income tax purposes.

Risks Related to ScanTech
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ScanTech has a history of losses. ScanTech has not been profitable historically and may not achieve or maintain profitability in the future.

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We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

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Our operating losses have raised substantial doubt regarding our ability to continue as a going concern, as stated in the auditors’ opinion, which includes an explanatory paragraph as of and for the years ended December 31, 2022 and 2021.

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We may fail to obtain key certifications from the TSA and ECAC or to obtain certification during an opportune time in the acquisition cycles for new scanners.

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We may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.

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Our use of “open source” software could subject our proprietary software to general release, negatively affect our ability to offer our products and subject us to possible litigation.

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Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

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Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.

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Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our revenues and profitability.

Risks Related to Pubco
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Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and price of Pubco Common Stock, which could cause you to lose some or all of your investment.

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Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.

Risks Related to Pubco Common Stock
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There will be a substantial number of Pubco Common Stock available for sale in the future that may adversely affect the market price of Pubco Common Stock.

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The price of Pubco Common Stock may be volatile and may decline, resulting in a loss of some or all of your investment.

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The issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise by Pubco could dilute the ownership and voting power of post-combination company stockholders.

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Following the Business Combination, ScanTech’s business and stock price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about ScanTech, its business, or its market, or if they change their recommendations regarding Pubco Common Stock in an adverse manner, the price and trading volume of shares of Pubco Common Stock could decline.

SUMMARY OF UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Mars will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Pubco issuing shares for the net assets of Mars, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of ScanTech. There will be no accounting effect nor change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of September 30, 2023, gives effect to the Business Combination as if it had occurred on January 1, 2023. The summary unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023, and the year ended December 31, 2022, gives effect to the Business Combination as if they had occurred on January 1, 2022.
The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/prospectus/consent solicitation and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Mars and ScanTech for the applicable periods included elsewhere in this proxy statement/ prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what ScanTech’ financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of ScanTech following the reverse recapitalization.
On January 30, 2024, Mars held an extraordinary general meeting of shareholders (the “Initial Extension Meeting”), at which Public Shareholders approved, by special resolution, a proposal to amend and restate Mars amended and restated memorandum and articles of association to extend the date by which Mars must (1) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (3) redeem all of the Ordinary Shares included as part of the units sold in Mars initial public offering, from February 16, 2024 to November 16, 2024 (the “Initial Extension”). In connection with the Initial Extension Meeting, Public Shareholders elected to redeem 4,818,568 Ordinary Shares (the “Initial Extension Redemption”), representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting. After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares remained issued and outstanding. Each redemption scenario reflects the Initial Extension Redemption.
The audited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Pubco Common Stock:
Assuming Minimum Redemptions:   This scenario assumes that no additional Public Shareholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 —  exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account.
Assuming Maximum Redemptions:   This scenario assumes that 2,081,432 shares of Public Shares are redeemed in connection with the Business Combination, which represents the maximum number of share redemptions given the Company’s available cash balance as stated in the pro forma balance sheet.

	Pro Forma Combined
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2023
Net income	$6,238,985	$6,238,985
Basic and diluted earnings per share	$0.41	$0.43
Basic weighted average shares outstanding	15,050,172	14,468,741
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2022
Net income	$5,021,787	$5,021,787
Basic and diluted earnings per share	$0.33	$0.35
Basic weighted average shares outstanding	15,050,172	14,468,741
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of September 30, 2023
Total assets	$17,187,940	$15,576,444
Total liabilities	$23,567,586	$28,353,604
Total stockholders’ equity (deficit)	$(6,379,646)	$(12,777,160)

MARKET PRICE AND DIVIDEND INFORMATION
Mars
Ticker Symbol and Market Price
The Units, Ordinary Shares and Rights are traded on Nasdaq under the symbols “MARXU”, “MARX” and “MARXR”, respectively.
The Units, Ordinary Shares and Rights commenced public trading on February 16, 2023. Each Unit consists of one Ordinary Share and one Right to receive two-tenths (2/10) of one Ordinary Share upon consummation of Business Combination and no Mars securities will trade following the Closing. As of the Record Date, the closing price for the Units, Ordinary Shares, and the Rights was $[•], $[•], and $[•], respectively. Public Shareholders who do not elect to have their Public Shares redeemed need not deliver their Public Shares certificates to Mars or to Mars’ Transfer Agent and such Public Shares will be converted into shares of Pubco Common Stock upon the Closing. Pubco intends to apply to list its common stock on Nasdaq under the symbol “STAI” upon the Closing.
Holders
As of the close of business on the Record Date, there were outstanding 4,473,432 Ordinary Shares and there were [•] holders of record of Units, [•] holders of record of Ordinary Shares and [•] holders of record of Rights. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Units, Ordinary Shares, and Rights are held of record by banks, brokers and other financial institutions.
Dividend Policy
Mars has not paid any cash dividends on the Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Mars’ revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to the Business combination will be within the discretion of the Pubco Board.
ScanTech
There is no public market for any of ScanTech’s equity securities.

RISK FACTORS
You should carefully consider all the following risk factors, together with all of the other information included or incorporated by reference in this proxy statement/prospectus/consent solicitation, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus/consent solicitation.
The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, Pubco’s business, financial condition or results of operations. If any of the events described below occur, Pubco’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Pubco’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Mars and ScanTech. Certain of the following risk factors apply to the business and operations of ScanTech and will also apply to the business and operations of Pubco following the completion of the Business Combination. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may adversely affect the ability to complete or realize the anticipated benefits of the Business Combination, or may have a material adverse effect on the business, financial condition, results of operations, prospects and trading price of Pubco following the Business Combination. The risks discussed below are not exhaustive and are based on certain assumptions made by Mars, and ScanTech, which later may prove to be incorrect or incomplete. Pubco, Mars, and ScanTech may face additional risks and uncertainties that are not presently known to them, or that are currently deemed immaterial, but which may also ultimately have an adverse effect on any such party. The following discussion should be read in conjunction with the sections of this proxy statement/prospectus/consent solicitation entitled “Cautionary Note Regarding Forward-Looking Statements”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of ScanTech” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mars” and the financial statements of ScanTech and Mars and the notes thereto included herein, as applicable.
Risks Related to the Business Combination
During the pendency of the Business Combination, Mars and ScanTech may not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement, which could adversely affect their respective businesses. Furthermore, certain provisions of the Business Combination Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.
Covenants in the Business Combination Agreement impede the ability of Mars and ScanTech to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, the parties may be at a disadvantage to their competitors during that period. In addition, while the Business Combination Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party. Any such transactions could be favorable to such party’s security holders.
If the conditions to the Business Combination are not met, the Business Combination may not occur.
Even if the Business Combination is approved by the Mars Shareholders and the members of ScanTech, specified conditions must be satisfied or waived to complete the Business Combination. These conditions are described in detail in the Business Combination Agreement and in addition to shareholder consent, include, among other requirements, (1) the receipt of applicable government and other third-party approvals and consents, (2) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (3) election or appointment of members of the Pubco Board in accordance with the Business Combination Agreement, (4) the effectiveness of the Registration Statement of which this proxy statement/prospectus/consent solicitation forms a part, (5) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (6) completion of the Recapitalization by ScanTech prior to the Closing, (7) the accuracy of each party’s representations and warranties, except generally as would not have a Material Adverse Effect and, in the case of certain fundamental representations, in all material respects, (8) compliance by each party with pre-closing covenants in all material respects, and (9) completion and delivery of certain amendments, Related Agreements, and closing deliverables. See “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination” below for a more complete summary. Mars and ScanTech cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Business Combination may not occur, or may be delayed and such delay may cause Mars and ScanTech each to lose some or all of the intended benefits of the Business Combination. If the Business Combination does not occur, Mars may not be able to find another potential candidate for its initial business combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), and Mars will be required to liquidate.
You may be unable to ascertain the merits or risks of ScanTech’s operations.
If the Business Combination is consummated, Pubco will be affected by numerous risks inherent in the lines of business that Pubco expects to pursue. Although Mars’ management has endeavored to evaluate the risks inherent in the proposed Business Combination with ScanTech, Mars cannot assure you that it can adequately ascertain or assess all of the significant risk factors. Furthermore, some of these risks may be outside of Mars’ control. Mars also cannot assure you that an investment in Mars’ securities will not ultimately prove to be less favorable to investors in Mars than a direct investment, if an opportunity were available, in ScanTech. In addition, if Mars Shareholders do not believe that the prospects for the Business Combination are promising, a greater number of shareholders may exercise their redemption rights, which may make it difficult for Mars to consummate the Business Combination.
There is no assurance that Mars’ diligence will reveal all material risks that may be present with regard to ScanTech. Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.
Mars cannot assure you that the due diligence Mars has conducted on ScanTech will reveal all material issues that may be present with regard to ScanTech, or that it would be possible to uncover all material issues through a customary amount of due diligence or that risks outside of Mars’ control will not later arise. ScanTech is aware that Mars must complete a business combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination). Consequently, ScanTech may have obtained leverage over Mars, knowing that if Mars does not complete the Business Combination, Mars may be unlikely to be able to complete another business combination with any other target business prior to such deadline. ScanTech is a privately held company that expects to offer products and services that have not yet been fully developed or been commercialized and Mars therefore has made its decision to pursue a business combination with ScanTech on the basis of limited information, much of which is dependent on the diligence materials ScanTech provides which may not be comprehensive or accurate, which may result in a business combination that is not as profitable as expected, if at all. Due to its business development stage, certain information is not available that would have provided Pubco with more clarity to evaluate ScanTech, such as detailed timeline and expected completion date for testing and certifications, as well as specific potential customers from infrastructure and other industries that may require scanning technology. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in reporting losses. Even if Mars’ due diligence successfully identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Mars’ preliminary risk analysis. Even though these charges may be non-cash items and may not have an immediate impact on Pubco’s liquidity, the fact that Mars reports charges of this nature could contribute to negative market perceptions about Pubco or Pubco’ securities. In addition, charges of this nature may cause Mars to violate leverage or other covenants to which it may be subject as a result of assuming pre-existing debt held by ScanTech or by virtue of it obtaining debt financing following the Closing. Accordingly, any Mars Shareholders who choose to remain stockholders of Pubco following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Mars’ officers or directors of a duty of care or other fiduciary duty owed by them to Mars, or if they are able to successfully bring a private claim under securities laws that the registration statement of which this proxy statement/prospectus/consent solicitation forms a part contained an actionable material misstatement or material omission.
The fairness opinion obtained in connection with the Business Combination does not and will not reflect changes in circumstances between the date of such opinion and the closing of the Business Combination.
In connection with the Business Combination, the Special Committee obtained a fairness opinion, dated August 28, 2023, to the effect that, as of that date and based on and subject to certain assumptions, factors and qualifications set forth therein, the consideration for the Business Combination pursuant to the BCA was fair, from a financial point of view, to Mars. The fairness opinion was based on assumptions, qualifications, limitations and other variables known at the time of its preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of ScanTech or Mars. The fairness opinion was partially based on financial projections prepared by ScanTech and provided to Mars financial advisor in August 2023 to be used, at the direction of the Special Committee, in connection with the delivery of the fairness opinion. ScanTech currently expects its 2023 actual results to differ materially from the 2023 forecasts provided to Network 1and ScanTech’s actual results for 2024 through 2032 may also differ materially from the 2024 through 2032 forecasts provided to Network 1. See “Business Combination Proposal  —  Certain Projected Financial Information” for further information. Mars will not obtain an additional updated fairness opinion prior to consummation of the Business Combination. Changes in the proposed operations and prospects of ScanTech, general market and economic conditions and other factors that may be beyond the control of Mars or ScanTech, and on which the fairness opinion was based, may alter the value of Mars or ScanTech or the price of Mars securities by the time the Business Combination is completed. The fairness opinion does not speak to any date other than August 28, 2023, the date of such opinion, and as such, the opinion does not and will not address the fairness of the consideration, from a financial point of view, at any date after the date of such opinion, including at the time the Business Combination is completed. For a description of the opinion, see “Business Combination Proposal — Description of Fairness Opinion of Network 1,” and a copy of the fairness opinion is attached hereto as Annex F.
The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Statements” may not be representative of Pubco’s results if the Business Combination is consummated and, accordingly, you will have limited financial information on which to evaluate the financial performance of Pubco and your investment decision.
Mars and ScanTech currently operate as separate companies. Mars has had no prior history as an operating company and its operations have not previously been managed on a combined basis. The pro forma financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Pubco. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of current market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Combined Financial Statements” has been derived from Mars’ and ScanTech’s historical financial statements and certain adjustments and assumptions have been made regarding Pubco after giving effect to the Business Combination. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have an adverse impact on the pro forma financial information and Pubco’s financial position and future results of operations.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Pubco’s financial condition or results of operations following the Closing. Any potential decline in Pubco’s financial condition or results of operations may cause significant variations in the stock price of Pubco.

Certain of Mars’ executive officers and directors will negotiate employment or consulting arrangements with Pubco in connection with the Business Combination. These arrangements may provide for them to receive compensation following the Business Combination and, as a result, may cause them to have conflicts of interest in determining whether the Business Combination is advantageous.
Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. The personal and financial interests of such individuals may influence their motivation in connection with the consummation of the Business Combination. However, Mars believes the ability of such individuals to remain with Pubco after the completion of the Business Combination will not be the determining factor in Mars’ decisions regarding the consummation of the Business Combination. There is no certainty, however, that any of Mars’ directors or officers will remain with Pubco after the consummation of the Business Combination. Mars cannot assure you that any of its directors or officers will remain in senior management or advisory positions with Pubco.
The Insiders have agreed to vote in favor of the Business Combination, regardless of how Public Shareholders vote.
Assuming a quorum is present at the Extraordinary General Meeting with 2,236,716 Ordinary Shares present, a two-thirds (2/3) majority of Ordinary Shares is required to approve the Business Combination, necessitating an affirmative vote of 1,491,144 Ordinary Shares to approve the Business Combination Agreement.
Pursuant to the Voting and Support Agreement (see the cover page for material terms), the Insiders have agreed to vote in favor of the Business Combination, collectively owning 2,116,000 Ordinary Shares, which represent approximately 47.3% of the currently outstanding Ordinary Shares.
Therefore, the Business Combination can be approved with the vote of any Public Shareholders.
The Sponsor and Mars’ officers and directors have potential conflicts of interest in recommending that Mars Shareholders vote to approve the Business Combination Proposal and other proposals described in this proxy statement/prospectus/consent solicitation.
When considering recommendation of Mars Board that Public Shareholders vote to approve the Business Combination and the other proposals described in this proxy statement/prospectus/consent solicitation, Public Shareholders should be aware that the Sponsor and certain of Mars’ officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Public Shareholders generally. These interests include:
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Mars will have until November 16, 2024 to consummate the Business Combination. However, if Mars anticipates that it may not be able to consummate the Business Combination within 21 months, Mars will, by resolution of Mars Board if requested by Sponsor, extend the period of time to consummate a business combination by an additional three months up to two times (for a total of 27 months to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account. Pursuant to Mars Memorandum and Articles and the trust agreement between Mars and Continental in connection with the IPO, in order to extend the time available for Mars to consummate the Business Combination by up to three months, the Sponsor or its affiliates or designees must deposit into the Trust Account $690,000 ($0.10 per share) on or prior to the date of the deadline. Mars may extend the time available for it to consummate the Business Combination for an additional three months twice, and each extension will require such an additional deposit into the Trust Account for an aggregate of $1,380,000.

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The Sponsor or its affiliates or designees will receive non-interest bearing, unsecured promissory notes equal to the amount of any deposit into the Trust Account. If Mars does not complete a business combination, it will not repay such loan, except to the extent there are funds available outside the

Trust Account to do so after provision for all liquidation expenses. If Mars completes the Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to Mars. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Mars to complete the Business Combination.
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Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination.

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If the Business Combination is not approved, in accordance with the Mars Memorandum and Articles, the 1,725,000 Ordinary Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), as will the 391,000 Private Placement Units that were acquired simultaneously with the IPO and in connection with the exercise of the overallotment option, for an aggregate purchase price of $3,910,000. Irrespective of existing lock-up agreements that impose restrictions on the transfer of the Ordinary Shares and the Private Placement Units, such shares had an aggregate market value of approximately $21 million based on a price of $10.00 per share.

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In order to finance transaction costs in connection with the Business Combination, the Sponsor may, but is not obligated to, loan Mars funds as may be required. If Mars completes the Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination is not consummated, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account can be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Pubco units equivalent to the Private Placement Units, at a price of $10.00 per unit.

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The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.

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The Sponsor, executive officers, and directors are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations only if Mars consummates the Business Combination, otherwise they will not have any claim against the Trust Account for reimbursement. As of September 30, 2023, $5,000 of such out-of-pocket expenses had been incurred.

These interests may have influenced Mars’ directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus/consent solicitation.
Since Insiders will lose their entire investment in Mars if the Business Combination is not completed, a conflict of interest may arise in determining whether a particular business combination target is appropriate for the Business Combination.
The Sponsor and Mars’ officers and directors hold 1,725,000 Founder Shares. In addition, the Sponsor purchased 391,000 Private Placement Units for an aggregate purchase price of $3,910,000. The Founder Shares and Private Placement Units will become worthless if Mars does not consummate a business combination. The personal and financial interests of the Sponsor, Mars’ officers and directors may influence their motivation in identifying and selecting a target business combination, completing a business combination, and influencing the operation of the business following the business combination. This risk may become more acute as the 21-month anniversary (or 27-month anniversary if Mars extends the period of time to consummate a business combination) of the closing of the IPO nears, which is the deadline for Mars to complete a business combination.
The Founder Shares are identical to the Ordinary Shares except that the Founder Shares are subject to certain transfer restrictions contained in the Insider Letter. Pursuant to the Insider Letter, Insiders and Mars’ executive officers and directors have agreed (and their permitted transferees will agree) to waive (1) their redemption rights with respect to any Ordinary Shares held by them in connection with the completion of the Business Combination or with the shareholder vote to amend Mars Memorandum and Articles to modify the substance or timing of Mars’ obligation to allow redemption in connection with the Business Combination, and (2) their rights to liquidating distributions from the Trust Account with respect to any Founder Shares they hold if Mars fails to complete the Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination).
Additionally, the Insiders acquired Founder Shares for approximately $0.014 per share; as a result, the Insiders could make a substantial profit after the Business Combination even if Public Shareholders experience substantial losses and, accordingly, may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate a business combination.
In addition, Mars may obtain loans from the Sponsor, affiliates of the Sponsor or Mars’ officers or directors. The personal and financial interests of Mars’ officers and directors may influence their motivation in identifying and selecting a target business combination, completing the Business Combination and influencing the operation of the business following the Business Combination.
At the closing of the Business Combination, the Sponsor, Mars’ officers or directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable targets for a business combination. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on Mars’ behalf. As of September 30, 2023, $5,000 of such out-of-pocket expenses had been incurred. These financial interests of the Sponsor, Mars’ officers or directors, may influence their motivation in identifying and selecting a target business combination and completing a business combination.
Since the Extension Non-Redeeming Shareholders have the right to receive additional Pubco Common Stock pursuant to non-redemption agreements, a conflict of interest may arise in determining whether a particular target business is appropriate for Mars’ initial business combination.
Pursuant to the non-redemption agreements, for each 100,000 Ordinary Shares not redeemed by the Extension Non-Redeeming Shareholders in connection with the Initial Extension Redemption, Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue 20,000 shares of Pubco Common Stock to each Extension Non-Redeeming Shareholder no later than two (2) business days following the Closing of the Business Combination.
As of January 30, 2024, the Extension Non-Redeeming Shareholders agreed not to redeem an aggregate of 1,813,380 Ordinary Shares in exchange for an aggregate of 362,676 Pubco Common Stock following the Closing of the Business Combination.
The Extension Non-Redeeming Shareholders will be issued the additional Pubco Common Stock provided that Mars successfully completes the Business Combination or any other business combination. Accordingly, the Extension Non-Redeeming Shareholders’ interests in their respective Public Shares prior to the closing of the Business Combination may provide them with an incentive to vote any Public Shares they own in favor of the Business Combination, and make a substantial profit on such interests, even if following the Business Combination, Pubco Common Stock ultimately declines in value and is not profitable for other Public Shareholders.
Prior to consummating a business combination, Mars may face the risk of depleting its working capital due to various factors.
Prior to consummating a business combination, Mars may face the risk of depleting its working capital due to various factors, including but not limited to the protracted duration of identifying and executing a suitable target acquisition, and the associated costs incurred during this period. In such a scenario, Mars may require additional capital infusion to meet its ongoing operational and transaction-related expenses. In such circumstances, Mars may seek a working capital loan from the Sponsor or Mars’ directors or officers. However, there is no guarantee that the Sponsor or Mars’ directors or officers will be willing or able to provide such financing on terms favorable to Mars. Potential investors should be aware that Mars’ ability to complete a business combination is contingent on its ability to maintain adequate working capital throughout the business combination process. There can be no assurance that the Company will be able to secure additional working capital when needed, or that any such financing will be obtained on favorable terms.
The value of the Founder Shares following completion of the Business Combination is likely to be substantially higher than the nominal price paid for them, even if the trading price of shares of Pubco Common Stock at such time is substantially less than $10.00 per share.
The Insiders have invested in Mars an aggregate of $3,935,000, comprised of $25,000 for the 1,725,000 Founder Shares and the $3,910,000 purchase price for the Private Placement Units. After the Initial Extension Redemption that occurred on January 30, 2024, $22,296,189.61 were held in the Trust Account, implying a value of $10.71 per outstanding Public Share (dividing the amount in the Trust Account after the Initial Extension Redemption by the 2,081,432 total Public Shares).
The following table shows the Public Shareholders’ and the Insiders’ investment per share and how these compare to the implied value of one Ordinary Share upon the completion of the Business Combination. The following table assumes that (i) Mars had $22,296,189.61 held in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024, (ii) no additional interest is earned on the funds held in the Trust Account, (iii) no Public Shares are redeemed in connection with the Business Combination, (iv) all Founder Shares are held by the Sponsor and Mars’ directors and officers upon completion of the Business Combination, and (v) a trading price of $10.71 per share upon consummation of the Business Combination.
Public Shares held by Public Shareholders	2,081,432
Ordinary Shares held by Maxim	276,000
Founder Shares held by the Sponsor and officers/directors	2,116,000
Total shares of Ordinary Shares	4,473,432
Total funds in Trust Account after Redemption	$22,296,189.61
Public Shareholders’ investment per Public Share	$10.00
The Sponsor’s investment per Founder Share	$0.014
Implied value per share of Ordinary Shares upon the Business Combination	$10.71
Based on these assumptions, each Ordinary Share would have an implied value of $10.71 per share upon completion of the Business Combination (dividing the amount of $22,296,189.61 in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024 by the 2,081,432 total Public Shares), representing a 7.1% increase from the initial implied value of $10.00 per Public Share. While the implied value of $10.71 per share upon completion of the Business Combination would represent a dilution to the Public Shareholders, this would represent a significant increase in value for the Sponsor, Mars officers and directors relative to the $0.014 price paid for each Founder Share.
Assuming a trading price of $10.71 per share upon consummation of the Business Combination, the 1,725,000 Founder Shares would have an aggregate implied value of $18,474,750. Even if the trading price of the Pubco Common Stock were as low as approximately $10 per share, the same as Public Shareholders’ initial investment per Public Shares, and the Placement Units were worthless, the value of the Founder Shares would be substantially higher than the Insiders’ initial investment in Mars. As a result, the Insiders are likely to be able to recoup their investment and make a substantial profit on that investment, even if the Public Shares have lost significant value. Accordingly, the Insiders may have an economic incentive that differs from that of the Public Shareholders to pursue and consummate the Business Combination rather than to liquidate and to return all of the cash in the trust to the Public Shareholders. For the foregoing reasons, you should consider the financial incentive of the Insiders to complete the Business Combination when evaluating whether to redeem your shares prior to or in connection with the Business Combination.

Mars Public Shareholders and holders of ScanTech Units may not realize a benefit from the Business Combination commensurate with the ownership dilution they will experience in connection with the Business Combination.
If Pubco is unable to realize the full strategic and financial benefits currently anticipated from the Business Combination, Mars Public Shareholders and holders of ScanTech securities will experience substantial dilution of their ownership interests in their respective companies without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent Pubco is able to realize only part of the strategic and financial benefits currently anticipated from the Business Combination.
Rights included in the Private Placement Units may have an adverse effect on the market price of Ordinary Shares that makes it more difficult to effectuate the Business Combination.
The Private Placement Units include an aggregate of 391,000 Rights exchangeable for Ordinary Shares. In addition, if Sponsor makes any working capital loans, up to $1,500,000 of such loans may be convertible, at the option of the lender, into Pubco units equivalent to the Private Placement Units, at a price of $10.00 per unit. Such rights, if and when exchanged, would increase the number of issued and outstanding Ordinary Shares and reduce the value of the Ordinary Shares issued to complete the Business Combination. Therefore, Rights may make it more difficult for Mars to effectuate a business combination or increase the cost of acquiring the target business.
The Sponsor and ScanTech, and their respective directors, officers, advisors and affiliates, may elect to purchase Ordinary Shares or Rights from Public Shareholders, which may influence the vote on the Business Combination and reduce the public “float” of the Ordinary Shares.
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or Mars’ securities, the Sponsor and ScanTech, and their respective directors, officers, advisors and affiliates may purchase Ordinary Shares and/or Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Ordinary Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. In such transactions, the purchase price for the Ordinary Shares will not exceed the Redemption Price. In addition, the persons described above will waive redemption rights, if any, with respect to the Ordinary Shares they acquire in such transactions. However, any Ordinary Shares acquired by the persons described above would not vote on the Business Combination Proposal.
The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the consummation of the Business Combination are satisfied. This may result in the completion of the Business Combination when it may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus/consent solicitation, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.
Entering into any such incentive arrangements may have a depressive effect on the Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares such holder owns, either prior to or immediately after the Extraordinary General Meeting.
As of the date of this proxy statement/prospectus/consent solicitation, no agreements to such effect have been entered into with any such investor or holder. If such arrangements or agreements are entered into, Mars will file a Current Report on Form 8-K prior to the Extraordinary General Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (1) the amount of Ordinary Shares purchased and the purchase price; (2) the purpose of such purchases; (3) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (4) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (5) the number of Ordinary Shares for which Mars has received redemption requests.
In addition, if such purchases are made, the public “float” of Ordinary Shares or the Rights and the number of beneficial holders of Mars’ securities may be reduced, possibly making it difficult to obtain or maintain the quotation, listing or trading of the Mars securities on a national securities exchange.

Mars may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Business Combination from being completed.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger or business combination agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Mars’ or ScanTech’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Business Combination, then that injunction may delay or prevent the Business Combination from being completed, which may adversely affect Mars’ or ScanTech’s or, if the Business Combination is completed but delayed, ScanTech’s business, financial position and results of operations. We cannot predict whether any such lawsuits will be filed.
The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent the Business Combination.
The Committee on Foreign Investment in the United States (“CFIUS”) has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. For example, investments that result in “control” of a U.S. business by a foreign person always are subject to CFIUS jurisdiction. CFIUS’s expanded jurisdiction under the Foreign Investment Risk Review Modernization Act of 2018 and implementing regulations that became effective on February 13, 2020 further includes investments that do not result in control of a U.S. business by a foreign person but afford certain foreign investors certain information or governance rights in a U.S. business that has a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data.”
Some of the Sponsors are non-U.S. persons. Mr. Huang is a citizen of Malta and based in the United Kingdom. Mr. Jiang Wang is a citizen of St. Kitts and Nevis and based in France. Mr. Zeyao Xue is a citizen of China. Mr. Ming Yi is a citizen of China based in China. Mr. Weichen Pan is a citizen of China and based in China. Accordingly, CFIUS or other regulatory agencies may modify, delay or prevent Mars’ business combination. Although the Sponsor’s post-transaction interest in Pubco, assuming no redemptions, will be diluted to 13.3%, and the Sponsor will cease to have any control rights, the parties cannot predict whether Mars may be deemed to be a “foreign person” under the regulations relating to CFIUS or may be subject to review by any other U.S. government entity. As such, the Business Combination may be subject to CFIUS review or other regulatory review, depending on Mars’ ultimate share ownership following the Business Combination and other factors. If the Business Combination falls within CFIUS’s jurisdiction, Mars may determine that it is required to make a mandatory filing or that it will submit to CFIUS review on a voluntary basis, or it may determine to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after the Closing. CFIUS may decide to modify or delay the Business Combination, impose conditions with respect to the Business Combination, request the President of the United States to order Mars to divest all or a portion of ScanTech that it acquired without first obtaining CFIUS approval or prohibit the Business Combination entirely. The time necessary for CFIUS review of the transaction or a decision to delay or prohibit the transaction may also prevent the Business Combination from occurring within the applicable time period required under the Mars Memorandum and Articles, even if the extension amendment proposal is approved.
Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and Mars has limited time to complete the Business Combination. If Mars is unable to consummate the Business Combination within the applicable time period required under the Mars Memorandum and Articles, it will: (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem all Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Mars Memorandum and Articles provides that, if Mars winds up for any other reason prior to the consummation of the Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to applicable Cayman Islands law. In such case, Public Shareholders may only receive $10.20 per share, and the Rights will expire worthless. In certain circumstances, Public Shareholders may receive less than $10.20 per share on the redemption of their Public Shares.
If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, the Mars Board may not have the ability to adjourn the Extraordinary General Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.
The Mars Board is seeking approval to adjourn the Extraordinary General Meeting to a later date or dates if necessary to permit further solicitation and votes of proxies if, based upon tabulated votes at the time of the Extraordinary General Meeting, there are insufficient Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Extraordinary General Meeting or to approve the Business Combination Proposal, the Charter Proposal, the Advisory Charter Proposals, the Equity Incentive Plan Proposal, Director Election Proposal, and the Nasdaq Proposal. If the Adjournment Proposal is not approved, the Mars Board may not have the ability to adjourn the Extraordinary General Meeting to a later date and, therefore, the Business Combination would not be completed.
Risks Related to Public Shareholders and Redemption
There is no guarantee that Public Shareholders’ decision to redeem their Public Shares for a pro rata portion of the Trust Account will put such shareholders in a better future economic position.
We cannot assure you as to the price at which a Public Shareholder may be able to sell the Pubco Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of the Business Combination may cause an increase in the price of Pubco Common Stock and may result in a lower value realized now so that Public Shareholders might realize higher value in the future had the Public Shareholders not elected to redeem their Public Shares now. Similarly, if a Public Shareholder does not redeem its Public Shares, such Public Shareholder will bear the risk of ownership of shares of Pubco Common Stock after the consummation of the Business Combination, and there can be no assurance that such Pubco Common Stock may be sold in the future for a greater amount than the Redemption Price set forth in this proxy statement/prospectus/consent solicitation. Public Shareholders should consult their own tax or financial advisor for assistance on how this may affect their individual situation.
If Public Shareholders fail to receive notice of Mars’ offer to redeem Public Shares in connection with the Business Combination or fail to comply with the procedures for tendering their Public Shares, such shares may not be redeemed.
Mars will comply with the tender offer rules or proxy rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite its compliance with these rules, if a Public Shareholder fails to receive the tender offer or proxy materials, as applicable, such shareholder may not become aware of the opportunity to redeem its shares. In addition, the tender offer documents or proxy materials, as applicable, that Mars will furnish to the Public Shareholders in connection with the Business Combination will describe the various procedures that must be complied with in order to validly tender or redeem Public Shares. In the event that a shareholder fails to comply with these procedures, its shares may not be redeemed.

In order to exercise their redemption rights, Public Shareholders are required to deliver their Public Shares, either physically or electronically using The Depository Trust Company’s DWAC System, to the Transfer Agent prior to the vote at the Extraordinary General Meeting. If a Public Shareholder properly seeks redemption as described in this proxy statement/prospectus/consent solicitation and the Business Combination is consummated, Mars will redeem these Public Shares for a pro rata portion of the funds deposited in the Trust Account and the Public Shareholder will no longer own such Public Shares following the Business Combination. See the section entitled “Extraordinary General Meeting of the Shareholders — Redemption Rights” for additional information on how to exercise your redemption rights.
If you or a “group” of Mars Shareholders of which you are a part is deemed to hold an aggregate of more than 15% of the Public Shares, you (or, if a member of such a group, or all of the members of such group in the aggregate) will lose the ability to redeem all such Public Shares in excess of 15% of the Public Shares.
A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group”(as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s Public Shares or, if part of such a group, the group’s Public Shares, in excess of 15% of the Public Shares, without the prior consent of the Mars Board. However, Public Shareholders’ ability to vote all of their Public Shares (including such excess shares) for or against the Business Combination Proposal is not restricted by this limitation on redemptions. Your inability to redeem any such excess Public Shares could result in you suffering a material loss on your investment in Mars if you sell such excess Public Shares in open market transactions. Mars cannot assure you that the value of such excess Public Shares will appreciate over time following the Business Combination or that the market price of the Public Shares will exceed the per share Redemption Price.
The ability of Mars Shareholders to exercise redemption rights with respect to a large number of Public Shares or other factors may not allow Mars to complete the Business Combination or optimize its capital structure.
If our initial business combination agreement requires us to use a portion of the cash in the Trust Account to pay the purchase price, or requires us to have a minimum amount of cash at closing, the probability that the Business Combination would be unsuccessful is increased . If a larger number of shares are submitted for redemption than we currently expect, Mars may need to seek to restructure the transaction to reserve a greater portion of the cash in the Trust Account. However, the ability of Mars Shareholders to exercise redemption rights with respect to a larger number of shares may not allow Mars to complete the Business Combination or optimize its capital structure.
If the Business Combination is unsuccessful, you would not receive your pro rata portion of the Trust Account until Mars liquidates the Trust Account or consummates an alternative business combination or upon the occurrence of an extension or certain other corporation actions as set forth in the Mars Memorandum and Articles. If you are in need of immediate liquidity, you could attempt to sell your Ordinary Shares in the open market; however, at such time, the Ordinary Shares may trade at a discount to the pro rata amount per share in the Trust Account or there may be limited market demand at such time. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with Mars’ redemption until Mars liquidates, consummates an alternative business combination, effectuates an extension or takes certain other actions set forth in the Mars Memorandum and Articles or you are able to sell your shares in the open market.
Public Shareholders who do not redeem their Public Shares will have a reduced ownership and voting interest after the Business Combination and will exercise less influence over management of Pubco.
Upon the issuance of Pubco Common Stock in connection with the Business Combination, the percentage ownership of Public Shareholders who do not redeem their Public Shares will be diluted. Because of this, Public Shareholders, as a group, will have less influence on the board of directors, management and policies of Pubco than they now have on the board of directors, management and policies of Mars. The percentage of post-closing Pubco Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders request redemption in connection with the Business Combination, as presented in the table below.

The following table does not reflect the impact of any other equity issuances on the beneficial ownership levels of Pubco, such as:
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the issuance of 362,676 shares of Pubco Common Stock to the Extension Non-Redeeming Shareholders two (2) business days after the Closing;

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the issuance of the Earnout Shares, as such issuance will not occur, if at all, until after the Closing;

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the Escrow Shares, as the number of shares to be issued may be adjusted upon the Closing;

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any grant of shares that may occur associated with potential Transaction Financing;

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any grant of shares under equity incentive plans of Pubco, as there are no agreements obligating Pubco to make such grants at this time; or

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convertible notes or any other dilutive financing sources, as Pubco has no commitments for such financings at this time.

The ownership percentage of Pubco after the Business Combination and taking into account the above issuances of securities to ScanTech, 4,818,568 Public Shares redeemed in connection with the Initial Extension Meeting and the Pubco Common Stock that RiverNorth acquires will be as follows:
	Maximum Redemption Shares	Percent	75% Redemption Shares	Percent	50% Redemption Shares	Percent	25% Redemption Shares	Percent	No Redemption Shares	Percent
Public Shareholders	1,380,000	9.5%	1,900,358	12.7%	2,420,716	15.6%	2,941,074	18.3%	3,461,432	23.0%
Maxim	276,000	1.9%	276,000	1.8%	276,000	1.8%	276,000	1.7%	276,000	1.8%
Insiders	2,194,200	15.2%	2,194,200	14.6%	2,194,200	14.1%	2,194,200	13.7%	2,194,200	14.6%
ScanTech	9,118,541	63.0%	9,118,541	60.8%	9,118,541	58.8%	9,118,541	56.9%	9,118,541	60.6%
Forward Purchase Shares	1,500,000	10.4%	1,500,000	10.0%	1,500,000	9.7%	1,500,000	9.4%	—	0.0%
Total	14,468,741	100%	14,989,099	100%	15,509,457	100%	16,029,815	100%	15,050,173	100%
There are risks to Public Shareholders who are not affiliates of the Sponsor of becoming stockholders of Pubco through the Business Combination rather than acquiring securities of ScanTech directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.
Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Pubco Common Stock in connection therewith, investors will not receive the benefit of any outside independent review of Mars’ and ScanTech’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the FINRA rules and the national securities exchange where such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Mars Shareholders must rely on the information in this proxy statement/prospectus/consent solicitation and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.
In addition, the Sponsor and certain of Mars’ officers and directors have interests in the Business Combination that may be different from, or in addition to, the interests of Mars Shareholders generally. Mars’ CEO and CFO Mr. Brenza and its director Mr. Jenkins may remain with Pubco after the completion of the Business Combination only if they are able to negotiate employment or consulting agreements in connection with the Business Combination. Such negotiations may take place before or after the consummation of the Business Combination and could provide for such individuals to receive compensation in the form of cash payments and/or securities of Pubco for services they would render to Pubco after the completion of the Business Combination. Such interests may have influenced Mars Board in making their recommendation that you vote in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus/consent solicitation.

Mars Shareholders may be held liable for claims by third parties against Mars to the extent of distributions received by Mars Shareholders upon redemption of their Public Shares.
If Mars is forced to enter into an insolvent liquidation, any distributions received by Mars Shareholders could be viewed as an unlawful payment if it were proved that immediately following the date on which the distribution was made, Mars was unable to pay its debts as those debts fall due in the ordinary course of business. As a result, a liquidator could seek to recover some or all amounts received by Mars Shareholders. Furthermore, Mars Board may be viewed as having breached their fiduciary duties to Mars or Mars’ creditors or as having acted in bad faith, thereby exposing themselves and Mars to claims, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. Mars cannot assure you that claims will not be brought against Mars for these reasons.
Risks Related to Mars
Mars’ independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Mars’ ability to continue as a “going concern.”
As of September 30, 2023, Mars has available funds to sustain operations for a period of at least one year. Mars does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, if Mars’ estimates of the costs of consummating the Business Combination are less than the actual amount necessary to do so, it may have insufficient funds available to operate it business prior to the Business Combination. Moreover, it may need to obtain additional financing either to complete the Business Combination or because it becomes obligated to redeem a significant number of the Public Shares upon completion of the Business Combination, in which case it may issue additional securities or incur debt in connection with the Business Combination. There is no assurance that Mars’ plans to consummate the Business Combination before November 16, 2024 will be successful. As a result, there is substantial doubt about Mars’ ability to continue as a going concern within one year after the date that Mars’ financial statements for the period ended September 30, 2023 were issued.
Mars may not be able to consummate the Business Combination within the required time period, in which case it would cease all operations except for the purpose of winding up and it would redeem the Public Shares and liquidate.
Mars must complete its Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination). Mars may not be able to consummate the Business Combination within such time period. Mars’ ability to complete the Business Combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein.
If Mars is unable to consummate the Business Combination within the required time period, it will: (1) cease all operations except for the purpose of winding up, (2) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem all Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable, and less up to $50,000 of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (3) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Mars Memorandum and Articles provides that, if Mars winds up for any other reason prior to the consummation of the Business Combination, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten (10) business days thereafter, subject to applicable Cayman Islands law. In such case, Public Shareholders may only receive $10.20 per share, and the Rights will expire worthless. In certain circumstances, Public Shareholders may receive less than $10.20 per share on the redemption of their Public Shares.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Mars’ business, including its ability to complete the Business Combination, and results of operations.
Mars is subject to laws and regulations enacted by national, regional and local governments. In particular, Mars is required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on Mars’ business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on Mars’ business, including its ability to complete the Business Combination, and results of operations.
With respect to the regulation of special purpose acquisition companies (“SPACs”) like Mars, on March 30, 2022, the SEC issued proposed rules relating to, among other items, disclosures in business combination transactions involving SPACs and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections by SPACs in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which SPACs could become subject to regulation under the Investment Company Act of 1940, as amended, including a proposed rule that would provide SPACs a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a SPAC’s duration, asset composition, business purpose and activities. These rules, if adopted, whether in the form proposed or in a revised form, may increase the costs of and the time needed to complete the Business Combination.
Mars is dependent upon its executive officers and directors and their departure could adversely affect Mars’ ability to operate and to consummate the Business Combination. Additionally, Mars’ executive officers and directors also allocate their time to other matters, thereby causing potential conflicts of interest that could have a negative impact on Mars’ ability to complete the Business Combination.
Mars’ operations and its ability to consummate the Business Combination are dependent upon a relatively small group of individuals and, in particular, its officers and directors. Mars believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Mars does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Mars’ directors or executive officers could have a detrimental effect on Mars and the ability to consummate the Business Combination. In addition, Mars’ executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Mars’ executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Mars’ directors also serve as officers and board members for other entities. If Mars’ executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Mars’ affairs which may have a negative impact on Mars’ ability to consummate the Business Combination.
Changes in the market for directors and officers liability insurance could make it more difficult and more expensive for Mars to negotiate and complete the Business Combination.
In the current market for directors’ and officers’ liability insurance, fewer insurance companies are offering quotes for directors’ and officers’ liability coverage, the premiums charged for such policies have generally increased and the terms of such policies have generally become less favorable. There can be no assurance that these trends will not continue. In order to obtain directors’ and officers’ liability insurance or modify its coverage as a result of becoming a public company, Pubco might need to incur greater expense, accept less favorable terms or both. However, any failure to obtain adequate directors’ and officers’ liability insurance could have an adverse impact on Pubco’s ability to attract and retain qualified officers and directors.
In addition, even after Mars were to complete the Business Combination, its directors and officers could still be subject to potential liability from claims arising from conduct alleged to have occurred prior to the Business Combination. As a result, in order to protect Mars’ directors and officers, Pubco may need to purchase additional insurance with respect to any such claims (“run-off insurance”). The need for run-off insurance would be an added expense for Pubco and could interfere with or frustrate the parties’ ability to consummate the Business Combination.
Certain agreements related to the IPO may be amended without shareholder approval.
Certain agreements, including the investment management trust agreement between Mars and Continental, the letter agreements and the registration rights agreement among Mars and the Sponsor, executive officers and directors and the administrative services agreement between Mars and the Sponsor may be amended without shareholder approval. These agreements contain various provisions that Mars Shareholders might deem to be material. While Mars does not expect the Mars Board to approve any amendment to any of these agreements prior to the Business Combination, it may be possible that the Mars Board, in exercising its business judgment and subject to its fiduciary duties, chooses to approve one or more amendments to any such agreement in connection with the consummation of the Business Combination. Any such amendment may have an adverse effect on the value of an investment in Mars securities.
If third parties bring claims against Mars, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by Public Shareholders may be less than $10.20 per share.
Mars’ placing of funds in the Trust Account may not protect those funds from third-party claims against Mars. Although Mars has sought to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses or other entities with which it does business execute agreements with Mars waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Mars’ assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Mars’ management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to Mars than any alternative.
Examples of possible instances where Mars may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where Mars is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of the Public Shares, if Mars is unable to complete the Business Combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with the Business Combination, Mars will be required to provide for payment of claims of creditors that were not waived that may be brought against Mars within the 10 years following redemption. Accordingly, the per share redemption amount received by Public Shareholders could be less than the $10.20 per share initially held in the Trust Account, due to claims of such creditors.
The Sponsor has agreed that it will be liable to Mars if and to the extent any claims by a third party for services rendered or products sold to Mars, or a prospective target business with which Mars has entered into a written letter of intent, confidentiality, or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of: (1) $10.20 per Public Share; and (2) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Mars’ indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. However, Mars has not asked the

Sponsor to reserve for such indemnification obligations, nor has it independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Mars. Therefore, Mars cannot assure you that the Sponsor would be able to satisfy those obligations. None of Mars’ officers or directors will indemnify Mars for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Mars’ directors may decide not to enforce indemnification obligations against the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to the Public Shareholders.
In the event that the proceeds in the Trust Account are reduced below $10.20 per Public Share and the Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, Mars’ independent directors would determine whether to take legal action against the Sponsor to enforce such indemnification obligations. It is possible that Mars’ independent directors in exercising their business judgment may choose not to do so in any particular instance. If Mars’ independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to Public Shareholders may be reduced below $10.20 per Public Share.
Mars may not have sufficient funds to satisfy indemnification claims of Mars’ directors and executive officers.
Mars has agreed to indemnify Mars’ officers and directors to the fullest extent permitted by law. However, each of Mars’ officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by Mars only if (1) Mars has sufficient funds outside of the Trust Account or (2) Mars consummates the Business Combination. Mars’ obligation to indemnify Mars’ officers and directors may discourage shareholders from bringing a lawsuit against Mars’ officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Mars’ officers and directors, even though such an action, if successful, might otherwise benefit Mars and Mars shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent that Mars pays the costs of settlement and damage awards against Mars’ officers and directors pursuant to these indemnification provisions.
Certain Mars officers and directors are or were officers of Future FinTech Group Inc. (“FTFT”) who recently reached settlement with the SEC regarding its materially inaccurate annual reports and failure to maintain adequate internal control. Although the officers and directors were not involved in the inaccurate annual reports, Mars cannot assure you that their involvement with FTFT material weakness in internal control will not affect investors’ confidence in Mars.
On July 3, 2023, the SEC announced settlement of charges against FTFT, arising out of FTFT’s filing of materially inaccurate annual reports and its failure to maintain adequate books and records and internal control over financial reporting.
According to the SEC’s order, FTFT took significant impairment losses on its assets from fiscal years 2016 through 2018. However, disclosures in FTFT’s own filings reflect triggering events that should have caused the company’s assets to have been impaired in larger amounts earlier, rather than the way they were spread out over three years. Because FTFT did not test its assets for recoverability and record impairment losses in accordance with the applicable accounting standard, ASC Topic 360, the financial statements for fiscal years 2016 and 2017 should have included losses that were not taken until later years, and the financial statements for fiscal years 2017 and 2018 included losses that should have been taken in earlier years.
In addition, according to the SEC’s order, and as reflected in FTFT’s Forms 10-Q and 10-K for fiscal years 2020 to the present, FTFT has continued to have material weaknesses in its internal controls stemming from an inability to retain accounting personnel with sufficient expertise in GAAP and SEC reporting requirements. Furthermore, FTFT’s Forms 10-Qs in prior fiscal years reflect multiple quarters in which material weaknesses were present in the company’s internal controls.
Without admitting or denying the SEC’s findings, FTFT has consented to: (1) cease and desist from committing or causing any violations and any future violations of pertinent rules of the Securities Act;

(2) pay a civil money penalty in the amount of $1,650,000 in five installments to the SEC for transfer to the general fund of the United States Treasury; (3) retain, at FTFT’s own expense, a qualified independent consultant (the “Consultant”) not unacceptable to the SEC staff, to test, assess, and review the Company’s internal accounting controls and internal control over financial reporting (collectively, “review), and the Consultant, at the conclusion of the review, to submit a report of the Consultant to FTFT and the SEC staff and the report shall address the Consultant’s findings and shall include a description of the review performed, the conclusions reached, and the Consultant’s recommendations for changes or improvements; and (iv) adopt, implement, and maintain all policies, procedures and practices recommended in the report of the Consultant within 120 days of receiving the report from the Consultant. The first installment of $150,000 has been paid by FTFT on July 7, 2023. Since July 2023, all of them have contributed to adopting and taking remedial measures to improve FTFT’s internal control.
Mars’ Chief Operating Officer Ms. Xiaochen Zhao has served as the Chief Investment Officer of FTFT since February 2020. Mars’ independent director Mr. Yang Liu served as the Chief Operating Officer of FTFT between November 2020 and July 2023. Neither Ms. Zhao nor Mr. Liu was FTFT’s officer when FTFT had SEC filings with materially inaccurate annual reports. However, they may be associated with FTFT’s material weaknesses in its internal controls since 2020.
After the Closing, neither Ms. Zhao nor Mr. Liu will serve as officer or director of Pubco. Although we do not believe their involvement of with FTFT has adversely affected Mars’ financial reporting, their involvement may affect investors’ confidence in Mars.
Mars may issue notes or other debt securities, or otherwise incur substantial debt, to complete the Business Combination, which may adversely affect Mars’ leverage and financial condition and thus negatively impact the value of Mars Shareholders’ investment in Mars.
Although Mars has no commitments as of the date of this proxy statement/prospectus/consent solicitation to issue any notes or other debt securities, Mars may choose to incur substantial debt to complete the Business Combination. Mars has agreed that Mars will not incur any indebtedness unless Mars has obtained from any lender a waiver of any right, title, interest or claim of any kind in or to the monies held in the Trust Account. As such, no issuance of debt will affect the per-share amount available for redemption from the Trust Account.
Mars may issue additional Ordinary Shares to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. Any such issuances would dilute the interest of the Mars Shareholders and likely present other risks.
The Mars Memorandum and Articles authorize the issuance of 800,000,000 Ordinary Shares, par value US$0.000125. Immediately after the IPO, there were 790,708,000 authorized but unissued Ordinary Shares available for issuance, which amount takes into account Ordinary Shares reserved for issuance upon conversion of the Rights.
Mars may issue a substantial number of additional Ordinary Shares, in order to complete the Business Combination or under an employee incentive plan after completion of the Business Combination. However, our amended and restated memorandum and articles of association will provide, among other things, that prior to the Business Combination, Mars may not issue additional Ordinary Shares or equity-linked securities that would entitle the holders to (i) receive funds from the Trust Account or (ii) vote on any the Business Combination. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote. However, our Sponsor, executive officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if Mars do not complete the Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination) or (B) with respect to any other provision relating to shareholders’ rights or pre-business combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding Public Shares. The issuance of additional Ordinary Shares:
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may significantly dilute the equity interest of investors in the IPO;

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could cause a change in control if a substantial number of Ordinary Shares are issued, which may affect, among other things, Mars’ ability to use its net operating loss carry forwards, if any, and could result in the resignation or removal of Mars’ present officers and directors; and

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may adversely affect prevailing market prices for Mars’ units, ordinary shares, and/or rights.

Nasdaq may delist Mars’ securities from trading on its exchange prior to the Business Combination, which could limit investors’ ability to make transactions in Mars’ securities and subject it to additional trading restrictions.
We cannot assure you that Mars’ securities will continue to be listed on Nasdaq in the future and at all times prior to the Business Combination. In order to continue listing Mars’ securities on Nasdaq prior to an initial Business Combination, Mars must maintain certain financial, distribution and share price levels.
If Nasdaq delists Mars’ securities from trading on its exchange due to Mars’ inability to comply with any of the continued listing requirements, and Mars is not able to list our securities on another national securities exchange, Mars expects its securities could be quoted on an over-the-counter market. If this were to occur, Mars could face significant material adverse consequences, including:
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Mars’ ability to complete an initial business combination with a target company contemplating a Nasdaq listing;

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a limited availability of market quotations for Mars’ securities;

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reduced liquidity for Mars’ securities;

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to the extent that Mars does not qualify for any of the other penny stock exemptions from under the applicable provisions of Rule 3a51-1 under the Exchange Act, a determination that Mars’ Ordinary Shares are a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Mars’ securities;

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a limited amount of news and analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Mars’ Units, Ordinary Shares and Rights are currently listed on Nasdaq, its Units, Ordinary Shares and Rights are covered securities. Although the states are preempted from regulating the sale of Mars’ securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the state of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulation in each state in which Mars offers its securities.
Insiders control a substantial interest in Mars and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.
Insiders own approximately 47.3% of the issued and outstanding Ordinary Shares. Accordingly, Insiders may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to the Mars Memorandum and Articles and approval of major corporate transactions. If Insiders purchase any additional Units or Ordinary Shares in the aftermarket or in privately negotiated transactions, this will increase their control. Neither the Insiders nor, to Mars’

knowledge, any of its officers or directors, have any current intention to purchase additional securities, other than as disclosed in this proxy statement/prospectus/consent solicitation. Factors that would be considered in making such additional purchases would include consideration of the current trading price of Ordinary Shares. Mars may not hold an annual meeting of shareholders to elect new directors prior to the completion of the Business Combination, in which case all of the current directors will continue in office until at least the completion of the Business Combination. If there is an annual meeting, as a consequence of its staggered board of directors, only a minority of the Mars Board will be considered for election and Insiders, because of their ownership position, will have considerable influence regarding the outcome. Accordingly, Insiders will continue to exert control at least until the completion of the Business Combination. In addition, Mars has agreed not to enter into a definitive agreement regarding the Business Combination without the prior consent of Insiders.
If the Escrow Shares are disbursed from an escrow account and issued to a holder of Ordinary Shares, the receipt of Escrow Shares by such holder is expected to be treated as a taxable distribution for U.S. federal income tax purposes.
It is contemplated that a portion of the Escrow Shares may be allocated to certain Public Shareholders who do not redeem their Public Shares in connection with the Business Combination. To the extent that the Escrow Shares are disbursed from an escrow account and issued to a Public Shareholder, such Public Shareholder is expected to be treated as receiving a taxable distribution from Mars for U.S. federal income tax purposes, in which case Public Shareholder could be required to recognize taxable income in respect of the receipt of the Escrow Shares without a corresponding receipt of cash.
Risks Related to ScanTech
Unless otherwise indicated or the context otherwise requires, references in this section to “ScanTech” or “we,” “our,” “us,” and similar terms refer to ScanTech Identification Beam Systems, LLC before the Business Combination, and, to the extent applicable, to Pubco following the Business Combination.
Risks Related to ScanTech’s Business and Industry
ScanTech has a history of losses. ScanTech has not been profitable historically and may not achieve or maintain profitability in the future.
ScanTech has a history of losses. Its ability to forecast its future operating results is subject to a number of uncertainties, including our ability to plan for and model future growth. ScanTech has encountered and will continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries. If our assumptions regarding these uncertainties, which ScanTech uses to plan its business, are incorrect or change in reaction to changes in the markets it plans to serve, or if it does not address these risks successfully, ScanTech’s operating and financial results could differ materially from expectations, its business could suffer and the trading price of Pubco’s stock may decline.
ScanTech has incurred net losses of $15.3 million and $11.8 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, ScanTech had an accumulated deficit of $114.0 million.
ScanTech is not certain whether or when we will obtain a high enough volume of sales of its products to sustain or increase our growth or achieve or maintain profitability in the future. ScanTech expects its costs to increase in future periods, which could negatively affect its future operating results if its revenue does not increase. In particular, ScanTech expects to continue to expend substantial financial and other resources on:
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research and development related to its products, including investments in expanding its research and development team;

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sales and marketing, including a significant expansion of its sales organization, both direct and through distribution partners;

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continued expansion of its business into new markets; and

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general administration expenses, including legal and accounting expenses related to being a public company.

These investments may not result in increased revenue or growth in ScanTech’s business. If ScanTech is unable to increase its revenue at a rate sufficient to offset the expected increase in its costs, its business, financial position, and results of operations will be harmed, and ScanTech may not be able to achieve or maintain profitability over the long term. Additionally, ScanTech may encounter unforeseen operating expenses, difficulties, complications, delays, and other unknown factors that may result in losses in future periods. If its revenue growth does not meet its expectations in future periods, our financial performance may be harmed, and ScanTech may not be able to achieve or maintain profitability in the future.
We may require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our products, improve our operating infrastructure, or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through future issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired, and our business may be adversely affected.
Our operating losses have raised substantial doubt regarding our ability to continue as a going concern, as stated in the auditors’ opinion, which includes an explanatory paragraph as of and for the years ended December 31, 2022 and 2021.
Our operating losses raise substantial doubt about our ability to continue as a going concern as of and for the years ended December 31, 2022 and 2021, and as of and for the three and nine months period ended September 30, 2023. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2022 and 2021 with respect to this uncertainty. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.
We may fail to obtain key certifications from the TSA and ECAC or to obtain certification during an opportune time in the acquisition cycles for new scanners.
New products for transportation security scanning applications require certifications or approvals by the TSA and ECAC, and are subject to extensive testing by both regulatory agencies. Our Sentinel CT product has already been certified at the Transportation Security Laboratory to TSA’s Tier 2 Explosive Detection Standard, and testing to satisfy TSA’s new APSS 6.2 Explosive Detection Standard (“APSS 6.2”) is currently in process. Testing is also underway to satisfy ECAC’s EDSCB Standard C2 and C3 Explosive Detection Standard (“EDSCB C2/3”). If we do not succeed at obtaining APSS 6.2 or EDSCB C2/3 certification, market acceptance of our product could be materially limited.
Additionally, even if we do obtain APSS 6.2 certification, we cannot guarantee that there will be sufficient demand from the TSA for our products due to the unique acquisition cycle for security scanners. The TSA replaces security scanners approximately every five to eight years, and once a scanner enters into use at an airport facility, the TSA will generally not upgrade or replace it until the end of this time period. As a result of this acquisition cycle, if obtaining APSS 6.2 certification takes longer than we expect or our competitors are more successful at soliciting purchases from the TSA, our financial performance may be harmed, and we may not be able to achieve or maintain profitability in the future.

We are in the early stages of commercialization and our fixed gantry technology may never achieve significant commercial market acceptance.
Many of our potential customers may be reluctant to use our fixed gantry technology. Market acceptance will depend on many factors, including our ability to convince potential customers of the advantages of our technology as compared to rotating gantry systems. Most potential customers have limited knowledge of, or experience with, our products. Additionally, any failure of our technology or related products to meet customer expectations could result in customers choosing to retain their existing products or to adopt systems other than ours. If our products fail to gain significant acceptance in the marketplace and we are unable to acquire customers, we may never generate sufficient revenue to achieve or sustain profitability.
If we fail to properly manage our anticipated growth, our business could suffer.
We intend to grow and may experience periods of rapid growth and expansion, which could place a significant additional strain on our limited personnel, information technology systems and other resources. Any failure by us to manage our growth effectively could have an adverse effect on our ability to achieve our commercialization and development goals.
To achieve our goals, we must successfully increase manufacturing output to meet potential expected customer demand. In the future, we may experience difficulties with manufacturing, quality control, component supply, inventory, distribution and shortages of qualified personnel, among other problems. These problems could result in delays in availability of our scanner systems and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenue.
Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure.
In order to manage our operations and growth we will need to continue to improve our operational and management controls, reporting and information technology systems and financial internal control procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.
We have limited experience commercializing our products or technology, which makes it difficult to evaluate our prospects and predict our products’ future performance.
Our operations to date have been focused on developing and commercializing our technologies and products. There can be no assurance that we will be able to timely achieve market acceptance for our products in the future. We have limited experience developing our products and technology for commercial use, conducting sales and marketing activities at scale and managing customer support at the commercial level. Consequently, predictions about our future success or viability are highly uncertain and hard to predict as a result of the development stage of our products and our limited history commercializing our technologies or products. Our prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of commercialization.
Further, we are transitioning from a company with a focus on research and development to a company capable of supporting both research and development and commercial activities, and we may not be successful in this transition. We have encountered in the past, and will encounter in the future, risks and uncertainties, delays and scientific setbacks frequently experienced by development stage companies with limited operating histories in competitive and rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, commercialization activities, are incorrect or change, or if we do not address these risks, delays or uncertainties successfully, our results of operations could differ materially from our expectations, and our business, financial condition and results of operations could be adversely affected.
Our sales will depend in part on our ability to establish and maintain confidence in our long-term business prospects among customers and others within our industry.
Customers may be less likely to purchase our products if they do not believe that our business will succeed or that our operations, including service and customer support operations, will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed. Accordingly, to build, maintain and grow our business, we must establish and maintain confidence among customers, suppliers and other parties with respect to our liquidity and long-term business prospects. Maintaining such confidence may be particularly difficult as a result of many factors, including our limited operating history, others’ unfamiliarity with our products, uncertainty regarding fixed-gantry technology, any delays in scaling production, delivery and service operations to meet demand, competition and our production and sales performance compared with market expectations. Some of these factors are largely outside of our control, and any negative perceptions about our long-term business prospects, even if exaggerated or unfounded, would likely harm our business and make it more difficult to raise additional capital in the future.
If we are not able to establish our brand or reputation as an industry leader, our business and operating results may be adversely affected.
We believe that developing a reputation as a leader in security screening is critical to our ability to attract new customers and distribution partners. The successful promotion of our brand will depend on multiple factors, including our marketing efforts, our ability to deliver a superior customer experience and develop high-quality features for our products and our ability to successfully differentiate our products from those of our competitors. Our brand promotion activities may not be successful or yield increased revenue. Additionally, the performance of our distribution partners may affect our brand and reputation if customers do not have a positive experience with our products as implemented by our distribution partners or with the implementation generally. The promotion of our brand will require us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new geographies and markets and as more sales are generated through our distribution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand and reputation, our business and operating results may be adversely affected.
If our customers are unable to implement our products successfully, or if we fail to effectively assist our customers in installing our products and provide effective ongoing support and training, customer perceptions of our products may be impaired or our reputation and brand may suffer.
Some of our customers may experience difficulties implementing our products. If our customers are unable to implement our products successfully, customer perceptions of our products may be impaired or our reputation and brand may suffer.
Any failure by our customers to appropriately implement our products or any failure of our products to effectively integrate and operate within our customers’ operating environments could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation and harm our financial results.
Successful deployment and operation of our products depend on the knowledge and skill of the customer security personnel or implementation contractors charged with setting up, configuring, monitoring, and troubleshooting the equipment in their own environment. Many of our customers may experience relatively high turnover in their security personnel, creating opportunities for knowledge and skill gaps that can result in configuration, sensitivity setting, or operational errors that allow prohibited threats into customer facilities. In these situations, customers can perceive that our products have failed to perform as designed until and unless we have been able to demonstrate otherwise. There can be no assurance that we or our implementation partners will successfully isolate and identify failures due to customer error in the future, and this could result in customer dissatisfaction, impact the perceived reliability of our products, result in negative press coverage, negatively affect our reputation and harm our financial results.
Our customers will depend in large part on customer support delivered by us to resolve issues relating to the use of our products. However, even with our support, our customers will be ultimately responsible for effectively using our products and ensuring that their staff is properly trained in the use of our products. The failure of our customers to correctly use our products, or our failure to effectively assist customers in installing our products and provide effective ongoing support and training, may result in an increase in the vulnerability of our customers’ facilities and visitors to security threats. We will also need to develop customer success and support organizations, including the engagement and training of third-party contractors. It can take significant time and resources to recruit, hire and train qualified technical support and service employees and contractors. We may not be able to keep up with demand, particularly if the sales of our products exceed our internal forecasts. To the extent that we are unsuccessful in hiring, training and retaining adequate support resources, our ability to provide adequate and timely support to our customers may be negatively impacted, and our customers’ satisfaction with our products may be adversely affected. Additionally, in unusual circumstances, if we were to need to rely on our sales engineers to provide post-sales support while we are growing our service organization, our sales productivity may be negatively impacted. Accordingly, any failure by us to provide satisfactory maintenance and technical support services could have a material and adverse effect on our business and results of operations.
We have no experience to date in manufacture of our security scanners at commercial scale.
We cannot provide any assurance as to whether we will be able to develop efficient, low-cost production capabilities and processes and reliable sources of component supply that will enable us to meet the quality, price, engineering, design and production standards, as well as the production volumes, required to successfully market our security scanner systems on a commercial scale. Even if we are successful in developing high volume production capability and processes and reliably source our component supply, no assurance can be given as to whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers and vendors, or force majeure events, or to satisfy the requirements of customers and potential customers. Any failure to develop such production processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, results of operations, prospects and financial condition. Bottlenecks and other unexpected challenges may also arise as we ramp up production of our security scanner systems, and it will be important that we address them promptly while continuing to control our manufacturing costs. If we are not successful in doing so, or if we experience issues with our manufacturing process improvements, we could face delays in establishing and/or sustaining production or be unable to meet our related cost and profitability targets.
We face intense competition that can impact our ability to obtain contracts and therefore affect our future revenues and growth prospects.
Our business is highly competitive, and we compete with larger companies with greater name recognition, financial resources and a larger technical staff. Our competitors include L3 Harris, Smiths Detection, Analogic Corporation and IDSS Corp. The markets in which we plan to operate are characterized by rapidly changing customer needs and technology and our success depends on our ability to invest in and develop products that address such needs. To remain competitive, we must consistently provide superior service, technology and performance on a cost-effective basis to our customers. Our competitors may be able to provide our customers with different or greater capabilities or technologies or better contract terms than we can provide, including technical qualifications, past contract experience, geographic presence, price and the availability of qualified professional personnel, or be willing to accept more risk or lower profitability in competing for contracts.
Some of our competitors have made or could make acquisitions of businesses or establish agreements among themselves or third parties, which could allow them to offer more competitive and comprehensive solutions. As a result of such acquisitions or arrangements, our current or potential competitors may be able to accelerate the adoption of new technologies that better address customer needs, devote more significant resources to bring these products and services to market, initiate or withstand substantial price competition, develop and expand their product and service offerings more quickly than we do or limit our access to certain suppliers. These competitive pressures in our market or our failure to compete effectively may result in fewer orders, reduced revenue and margins and loss of market share. Further industry consolidation may also impact customers’ perceptions of the viability of smaller or even mid-size security system companies and consequently customers’ willingness to purchase from such companies.
If we are unable to compete effectively with new entrants and other potential competitors, our sales and profitability could be adversely affected.
The sales prices for our products may decline for a variety of reasons, including competitive pricing pressures, discounts, anticipation of the introduction of new products or promotional programs. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product offerings may reduce the price of products that compete with theirs or may bundle them with other products. Additionally, currency fluctuations in certain countries and regions may negatively impact prices that partners and customers are willing to pay in those countries and regions. We cannot be certain that we will be successful in developing and introducing new products with enhanced functionality on a timely basis, or that our new product offerings, if introduced, will enable us to maintain our prices and gross profits at levels that will allow us to maintain positive gross margins and achieve profitability.
If our products fail or are perceived to fail to detect threats such as a firearm or other potential weapon or explosive device, or if our products contain undetected errors or defects, these failures or errors could result in injury or loss of life, which could harm our brand and reputation and have an adverse effect on our business and results of operations.
If our products fail or are perceived to fail to detect and prevent attacks or if our products fail to identify and respond to new and increasingly complex and unpredictable methods of attacks, our business and reputation may suffer. There is no guarantee that our products will detect and prevent all attacks, especially in light of the rapidly changing security landscape to which they must respond, as well as unique factors that may be present in our customers’ operating environments. Additionally, our products may falsely detect items that do not actually represent threats. These false positives may impair the perceived reliability of our products, and may therefore adversely impact market acceptance of our products, and could result in negative publicity, loss of customers and sales and increased costs to remedy any problem.
Our products, which are complex, may also contain undetected errors or defects when first introduced or as new versions are released. We have experienced these errors or defects in the past in connection with new products and product upgrades. We expect that these errors or defects will be found from time to time in the future in new or enhanced products after commercial release. Defects may result in increased vulnerability to attacks, cause our products to fail to detect security threats, or temporarily interrupt our products’ ability to screen visitors in a customer’s location. Any errors, defects, disruptions in service or other performance problems with our products may damage our customers’ business and could harm our reputation. If our products fail to detect security threats for any reason, including failures due to customer personnel or security processes, it may result in significant costs, the attention of our key personnel could be diverted, our customers may delay or withhold payment to us or cause other significant customer relations problems to arise.
We may also be subject to liability claims for damages related to errors or defects in our products. For example, if our products fail to detect weapons or explosive devices that are subsequently used by terrorists, criminals or unbalanced individuals to cause casualties at a customer’s premises, we could incur financial damages and our reputation could also be significantly harmed. A material liability claim or other occurrence that harms our reputation or decreases market acceptance of our products may harm our business and operating results. Although we have limitation of liability provisions in our terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state, or local laws or ordinances, or unfavorable judicial decisions in the United States or other countries.
Our future products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.
Our security scanners are complex and may contain undetected defects or errors when first introduced or as enhancements are released that, despite testing, are not discovered until after a product has been used. This could result in delayed market acceptance of those products or claims from distribution partners, customers, or others, which may result in litigation, increased end user warranty, support and repair or replacement costs, damage to our reputation and business, or significant costs and diversion of support and engineering personnel to correct the defect or error. We may from time to time become subject to warranty or product liability claims related to product quality issues that could lead us to incur significant expenses.
We will include provisions in our agreements with customers that are designed to limit our exposure to potential liability for damages arising from defects or errors in our products. However, it is possible that these limitations may not be effective as a result of unfavorable judicial decisions or applicable laws in existence or enacted in the future.
The sale and support of our products entails the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in material expense, diversion of management time and attention, damage to our business and reputation and brand, and cause us to fail to attract new customers.
If the general level of security threats and attacks declines, or is perceived by our potential customers to have declined, our business could be harmed.
If security threats were to decline, or enterprises or governments perceived that the general level of security threats has declined, our ability to attract customers could be materially and adversely affected. A reduction in the threat landscape could increase our sales cycles and harm our business, results of operations and financial condition.
Our operating results may fluctuate for a variety of reasons, including our failure to close large volume opportunity customer sales.
The timing of certain large volume opportunities is expected to impact our results from quarter to quarter. In addition, the sales cycle can last several months from initial engagement to contract negotiation and execution, culminating in delivery of our products to our customers, and this sales cycle can be even longer, less predictable and more resource-intensive for both larger volume sales as well as sales to customers in certain market segments. Customers may also require additional internal approvals or seek to pilot our products for a longer trial period before deciding to purchase our solutions. As a result, the timing of individual sales can be difficult to predict. Sales may occur in a quarter subsequent to when anticipated, or not occur at all, which can significantly impact our quarterly financial results and make it more difficult to meet market expectations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Revenue Recognition.”
In addition to the sales cycle-related fluctuations noted above, our financial results, including deferred revenue, are expected to vary as a result of numerous factors, many of which are outside of our control and may be difficult to predict, including:
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our ability to attract and retain new customers;

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unforeseen changes or delays in our supply chain or third-party manufacturing partners;

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our ability to expand into adjacent and complementary markets;

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changes in customer or distribution partner requirements or market needs;

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changes in the growth rate of the security inspection and scanning market;

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the timing and success of new product introductions by us or our competitors, or any other change in the competitive landscape of the security inspection and scanning market, including consolidation among our customers or competitors or significant price competition;

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a disruption in, or termination of, any of our relationships with distribution partners;

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our ability to successfully expand our business globally;

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changes in our pricing policies or those of our competitors;

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changes in financial markets or macroeconomic conditions, including, for example, due to the effects of the ongoing recession or slow economic growth in the United States and abroad, rising inflation and interest rates, fuel prices, international currency fluctuations, corruption, political instability, acts of war, including the conflict involving Russia and Ukraine, and acts of terrorism;

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general economic conditions in our markets, including recessionary pressures;

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future accounting pronouncements or changes in our accounting policies or practices;

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the amount and timing of our operating costs, including cost of goods sold;

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the impact of the COVID-19 pandemic and the emergence of new variants or a future outbreak of disease or similar public health concern on our customers, partners, employees, and supply chain; and

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increases or decreases in our revenue and expenses caused by fluctuations in foreign currency exchange rates.

Any of the above factors, individually or in the aggregate, may result in significant fluctuations in our financial and other operating results from period to period. These fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for these or other reasons, the trading price of our common stock could fall substantially, and we could face costly lawsuits, including securities class action suits.
We will recognize a substantial portion of our revenue ratably over the term of our agreements with customers and, as a result, downturns or upturns in sales may not be immediately reflected in our operating results.
We expect to recognize a substantial portion of our revenue ratably over the terms of our agreements with customers, which generally occurs over a multi-year period. As a result, a substantial portion of the revenue that we report in each period will be derived from the recognition of deferred revenue relating to agreements entered into during previous periods. Consequently, a decline in new sales or renewals in any one period may not be immediately reflected in our revenue results for that period. This decline, however, will negatively affect our revenue in future periods. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our business model also makes it difficult to rapidly increase our revenue through additional sales in any period, as revenue from new customers generally will be recognized over the term of the applicable agreement.
We also intend to increase our investment in research and development, sales and marketing and general and administrative functions and other areas to grow our business. These costs are generally expensed as incurred (with the exception of sales commissions), as compared to our revenue, a substantial portion of which is recognized ratably in future periods. We are likely to recognize the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than it expects, which could adversely affect our operating results.
If we are unable to acquire new customers, our future revenues and operating results will be harmed. Likewise, potential customer turnover in the future, or costs we incur to retain customers, could materially and adversely affect our financial performance.
Our success depends on our ability to acquire new customers in new and existing markets, and in new and existing geographic markets. If we are unable to attract a sufficient number of new customers, we may be unable to generate revenue growth at desired rates. The security scanning market is competitive and many of our competitors have substantial financial, personnel and other resources that they utilize to develop solutions and attract customers. As a result, it may be difficult for us to add new customers to our customer base. Competition in the marketplace may also lead us to win fewer new customers or result in us providing discounts and other commercial incentives. Additional factors that impact our ability to acquire new customers include the size of our prospective customers’ security budgets, the availability of government funding, the utility and efficacy of our existing and new products, whether proven or perceived, the perceived need for security inspection and scanning systems outside of airports and general economic conditions. These factors may have a meaningful negative impact on future revenues and operating results.
While our immediate focus is on the United States market, our long-term success in part depends on our ability to acquire new customers outside the United States. If we are unable to attract a sufficient number of new customers outside the United States, we may be unable to generate future revenue growth at desired rates in the long term.

If we do not successfully anticipate market needs and enhance our existing products or develop new products that meet those needs on a timely basis, we may not be able to compete effectively and our ability to generate revenues will suffer.
We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner, if at all. Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that enhancements or new products will achieve widespread market acceptance.
New products, as well as enhancements to our existing products, could fail to attain sufficient market acceptance for many reasons, including:
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delays in releasing new products, or product enhancements;

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failure to accurately predict market demand and to supply products that meet this demand in a timely fashion;

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inability to protect against new types of attacks or techniques used by terrorists or other threat sources;

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defects in our products, errors or failures of our products;

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negative publicity or perceptions about the performance or effectiveness of our products;

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introduction or anticipated introduction of competing products by our competitors;

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installation, configuration, sensitivity setting, or usage errors by our customers; and

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easing or changing of regulatory requirements at the federal, state, and/or local levels related to security or other aspects of our business.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could prevent us from gaining new customers, which would significantly harm our business, financial condition and results of operations.
While we continue to invest significant resources in research and development to enable our products to continue to address the security risks that our customers face, the introduction of products embodying new technologies could also render our existing products or services obsolete or less attractive to customers. If we spend significant time and effort on research and development and are unable to generate an adequate return on our investment, our business and results of operations may be materially and adversely affected.
A portion of our revenue will be generated by sales to government entities and such sales are subject to a number of challenges and risks.
Selling to government entities can be highly competitive, expensive, and time-consuming, and often requires significant upfront time and expense without any assurance that it will win a sale. Government demand and payment for our solutions may also be impacted by changes in fiscal or contracting policies, changes in government programs or applicable requirements, the adoption of new laws or regulations or changes to existing laws or regulations, public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our solutions. Accordingly, sales of our products to government entities may be more challenging than selling to commercial organizations, especially given extensive certification, clearance and security requirements. Government agencies may have statutory, contractual or other legal rights to terminate contracts with us or distribution partners. Further, in the course of providing our solutions to government entities, our employees and those of our distribution partners are exposed to sensitive government information. Any failure by us or our distribution partners to safeguard and maintain the confidentiality of such information could subject us to liability and reputational harm, which could materially and adversely affect our results of operations and financial performance. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit may cause the government to shift away from our solutions and may result in a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, which could adversely impact our results or operations.

Our operating results may be harmed if we are required to collect sales and use or other related taxes for our products in jurisdictions where we have not historically done so.
Taxing jurisdictions, including state, local and foreign taxing authorities, have differing rules and regulations governing sales and use or other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, significant judgment is required in evaluating our tax positions and our worldwide provision for taxes. One or more states, localities or countries may seek to impose additional sales or other tax collection obligations on us. It is possible that we could face sales tax audits and that such audits could result in tax-related liabilities for which we have not accrued. A successful assertion that we should be collecting additional sales or other taxes on our products in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our products or otherwise harm our business and operating results.
In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations (such as the recent United States Inflation Reduction Act which, among other changes, introduced a 15% corporate minimum tax on certain United States corporations and a 1% excise tax on certain stock redemptions by United States corporations), including those relating to income tax nexus, jurisdictional mix of profits at varying statutory tax rates, by changes in foreign currency exchange rates, or by changes in the valuation of our deferred tax assets and liabilities. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made
We may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations or otherwise harm our operating results.
We may in the future acquire or invest in, businesses, products, or technologies that we believe could complement or expand our business, enhance our technical capabilities, or otherwise offer growth opportunities. We may not be able to fully realize the anticipated benefits of any future acquisitions or anticipated benefits may not transpire. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses related to identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.
There are inherent risks in integrating and managing acquisitions. If we acquire additional businesses, we may not be able to assimilate or integrate the acquired personnel, operations, products, services and technologies successfully or effectively manage the combined business following the acquisition and our management may be distracted from operating our business. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including, without limitation:
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unanticipated costs or liabilities associated with the acquisition;

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incurrence of acquisition-related costs, which would be recognized as a current period expense;

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inability to generate sufficient revenue to offset acquisition or investment costs;

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inability to maintain relationships with customers and partners of the acquired business;

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difficulty of incorporating acquired technology and rights into our business and of maintaining quality and security standards consistent with our brand;

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delays in customer purchases due to uncertainty related to any acquisition;

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the potential loss of key employees;

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use of resources that are needed in other parts of our business and diversion of management and employee resources;

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inability to recognize acquired deferred revenue in accordance with our revenue recognition policies; and

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use of substantial portions of our available cash and equity or the incurrence of debt to consummate the acquisition.

Acquisitions also increase the risk of unforeseen legal liability, including for potential shareholder suits or potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process or new regulatory restrictions at the federal, state, or local levels. Generally, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer. Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our business, results of operations and financial condition.
In addition, a significant portion of the purchase price of companies we acquire may be allocated to goodwill and other intangible assets, which must be assessed for impairment at least annually. If our acquisitions do not ultimately yield expected returns, we may be required to take charges to our operating results based on our impairment assessment process, which could harm our results of operations.
Risks Related to Reliance on Third Parties
We will rely on distribution partners to generate a portion of our revenue, both in the United States and in emerging international markets which are generally slower to develop. If we fail to maintain successful relationships with our distribution partners, or if our partners fail to perform, our ability to market, sell and distribute our products will be limited, and our business, financial position and results of operations will be harmed.
In addition to a direct sales force, we will rely on our distribution partners to sell our products. We will provide our distribution partners with specific training and programs to assist them in selling and supporting our products, but there can be no assurance that these steps will be effective. In addition, our distribution partners may be unsuccessful in marketing, selling, and supporting our products.
If we are unable to develop and maintain effective sales incentive programs for our third-party distribution partners, we may not be able to incentivize these partners to sell our products to customers. Our agreements with our distribution partners are generally non-exclusive and these partners may also market, sell and support products that are competitive with us and may devote more resources to the marketing, sales and support of such competitive products. These partners may have incentives to promote our competitors’ products to the detriment of ours or may cease selling our products altogether. Our distribution partners may cease or de-emphasize the marketing of our products with limited or no notice and with little or no penalty. Our agreements with our distribution partners may generally be terminated for any reason by either party with advance notice. It cannot be certain that we will retain these distribution partners or that we will be able to secure additional or replacement distribution partners. The loss of one or more of our significant distribution partners could harm our operating results. In addition, any new distribution partner requires extensive training and may take several months or more to achieve productivity. Our distribution partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our distribution partners misrepresent the functionality of our products to customers or violate laws or our corporate policies.
If we fail to effectively manage our existing distribution partners, or if our distribution partners are unsuccessful in fulfilling orders for our products, or if we are unable to enter into arrangements with, and retain a sufficient number of, high quality distribution partners in each of the regions in which we will sell products and keep them motivated to sell our products, our ability to sell our products and operating results will be harmed. The termination of our relationship with any significant distribution partner may also adversely impact our sales and operating results.
Increases in component costs, long lead times, supply shortages, and supply changes could disrupt our supply chain and have an adverse effect on our business, financial condition, and operating results.
We acquire certain of our materials, which are critical to the ongoing operation and future growth of our business, from several third parties, both foreign and domestic. Generally, our third-party contract manufacturers contract directly with component suppliers, and we rely on our contract manufacturers to manage their supply chains. If our contract manufacturers experience any supply chain disruptions or our relationships with our contract manufacturers terminate, we could experience delays, which could negatively impact our business, customer relationships, and margins. We also source some materials and components directly from suppliers. While most components and materials for our products are available from multiple suppliers, certain of those items are only available from limited or sole sources. Should any of these suppliers become unavailable or inadequate, or impose terms unacceptable to us, such as increased pricing terms, we could be required to spend a significant amount of time and expense to develop alternate sources of supply, and may not be successful in doing so on terms acceptable to it, or at all. As a result, the loss of a limited or sole source supplier could adversely affect our manufacturing capacity, and relationships with our customers, as well as our results of operations and financial condition.
We depend on a third-party contract manufacturer for the production of several key components in our products. While there are several potential manufacturers for most of these components, replacement of key manufacturers of our sources and detectors may require substantial design considerations to effect. We are seeking to expand and diversify our contract manufacturer relationships, our current reliance on one contract manufacturer involves several risks, including:
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unexpected increases in manufacturing and repair costs;

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inability to control the quality and reliability of finished products;

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inability to control delivery schedules;

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potential liability for expenses incurred by the third-party contract manufacturer in reliance on our forecasts that later prove to be inaccurate;

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potential lack of adequate capacity to manufacture all of part of the products we require;

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the occurrence of unforeseen force majeure events; and

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potential labor unrest or unavailability affecting the ability of the third-party manufacturers to produce our products.

If our third-party contract manufacturers experience a delay, disruption, or quality control problems in their operations or if the third-party contract manufacturers do not renew or terminate our agreement with them, our operations could be significantly disrupted and our product shipments could be delayed. Qualifying new manufacturers and commencing volume production is expensive and time consuming. Ensuring that a contract manufacturer is qualified to manufacture our products or components to our standards is time consuming. In addition, there is no assurance that contract manufacturers can scale their production of our products or components at the volumes and in the quality that we require. If contract manufacturers are unable to do these things, we may have to move production for the products or components to a new or existing third-party manufacturer, which would take significant effort and our business, results of operations and financial condition could be materially adversely affected.
As we contemplate moving manufacturing into different jurisdictions, we may be subject to additional and significant challenges in ensuring that quality, processes, and costs, among other issues, are consistent with our expectations. For example, while we expect our third-party contract manufacturers to be responsible for penalties assessed on us because of excessive failures or warranty claims, there is no assurance that we will be able to collect such reimbursements from these manufacturers, which creates additional risk of liability for potential failures of our products.
In addition, increases in the prices charged by third-party contract manufacturers may have an adverse effect on our results of operations, as we may be unable to find a contract manufacturer who can supply us at a lower price. As a result, the loss of a limited or sole source supplier could adversely affect our relationships with our customers and our results of operations and financial condition.
We incorporate technology and components from third parties into our products, and our inability to obtain or maintain rights to the technology could harm our business.
We incorporate technology and components from third parties into our products. We cannot be certain that our suppliers and licensors are not infringing the intellectual property rights of third parties or that the suppliers and licensors have sufficient rights to the technology in all jurisdictions in which it may sell our products. We may not be able to rely on indemnification obligations of third parties if some of our agreements with our suppliers may be terminated for convenience by them. If we are unable to obtain or maintain rights to any of this technology because of intellectual property infringement claims brought by third parties against our suppliers and licensors or against us, or if we are unable to continue to obtain such technology or enter into new agreements on commercially reasonable terms, our ability to develop and sell products services containing such technology could be severely limited, and our business could be harmed. Disputes with suppliers and licensors over uses or terms could result in the payment of penalties by us, cancellation or non-renewal of the underlying license or litigation. In the event that we cannot renew and/or expand existing licenses, we may be required to discontinue or limit our use of the operations, products, or offerings that include or incorporate the licensed intellectual property. Any such discontinuation or limitation could have a material and adverse impact on our business, financial condition, and results of operation. Additionally, if we are unable to obtain necessary technology and components from third parties, including certain sole suppliers, we may be forced to acquire or develop alternative technology or components, which may require significant time, cost and effort and may be of lower quality or performance standards. This would limit or delay our ability to offer new or competitive products and increase our costs of production. If alternative technology or components cannot be obtained or developed, we may not be able to offer certain functionality as part of our products,. As a result, our margins, market share and results of operations could be significantly harmed.
The U.S. federal government has “march-in rights” under our Cooperative Research and Development Agreement (“CRADA”) with the Department of Homeland Security.
We have entered into a CRADA with the Department of Homeland Security. The United States federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act, or Bayh-Dole Act, including a “nonexclusive, nontransferable, irrevocable, paid-up license” for its own benefit. The Bayh-Dole Act also provides federal agencies with “march-in rights.” March-in rights allow the government, in specified circumstances, to require the contractor or successors in title to the patent to grant a “nonexclusive, partially exclusive, or exclusive license” to a “responsible applicant or applicants.” If the patent owner refuses to do so, the government may grant the license itself.
In addition, the United States government requires that any products embodying the subject invention or produced through the use of the subject invention be manufactured substantially in the United States. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for United States manufacturers may limit our ability to contract with non-United States product manufacturers for products covered by such intellectual property. Any exercise by the government of any of the foregoing rights could harm our competitive position, business, financial condition, results of operations and prospects.
Our use of “open source” software could subject our proprietary software to general release, negatively affect our ability to offer our products and subject us to possible litigation.
We have used “open source” software in connection with the development and deployment of our software products, and we expect to continue to use open source software in the future. Open source software is licensed by its authors or other third parties under open source licenses, which in some instances may subject us to certain unfavorable conditions, including requirements that we offer our products that incorporate the open source software for no cost, that we make publicly available all or part of the source code for any modifications or derivative works we create based upon, incorporating or using the open source software, or that we license such modifications or derivative works under the terms of the particular open source license.
Companies that incorporate open source software into their products have, from time to time, faced claims challenging the use of open source software and compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, we cannot guarantee that we will be successful, that all open source software is reviewed prior to use in our products, that our developers have not incorporated open source software into our products that we are unaware of or that they will not do so in the future.
Furthermore, there are an increasing number of open source software license types, almost none of which have been interpreted by U.S. or foreign courts, resulting in a dearth of guidance regarding the proper legal interpretation of such licenses. As a result, there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our products. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, we could face infringement claims or other liability, or be required to seek costly licenses from third parties to continue providing our offerings on terms that are not economically feasible, if at all, to re-engineer all or a portion of our products, to discontinue or delay the provision of our offerings if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code. Further, in addition to risks related to license requirements, use of certain open source software carries greater technical and legal risks than does the use of third-party commercial software. For example, open source software is generally provided without any support or warranties or other contractual protections regarding infringement or the quality of the code, including the existence of security vulnerabilities. To the extent that our products depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our products. Any of the foregoing risks could materially and adversely affect our business, financial condition and results of operations.
Risks Related to Intellectual Property
Our intellectual property rights are valuable and any inability to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.
Our future success and competitive position depend in part on our ability to protect our intellectual property and proprietary technologies. To safeguard these rights, we rely on a combination of patent, trademark, copyright and trade secret laws and contractual protections in the United States and other jurisdictions, all of which provide only limited protection and may not now or in the future provide us with a competitive advantage. We maintain a program of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Such agreements may not be enforceable in full or in part in all jurisdictions and any breach could have a negative effect on our business and our remedy for such breach may be limited.
It cannot be certain that any patents will issue from any patent applications that we may file, that patents that issue from such applications will give us the protection that we seek or that any such patents will not be challenged, invalidated, or circumvented. Any patents that may issue in the future from our pending or future patent applications may not provide sufficiently broad protection and may not be enforceable in actions against alleged infringers. We cannot be certain that any future trademark registrations will be issued for pending or future applications or that any registered trademarks will be enforceable or provide adequate protection of our proprietary rights. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms. We cannot be certain that such third parties will maintain such software or continue to make it available. If we are unable to maintain sufficient intellectual property protection for our proprietary technologies or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors and other third parties could develop and commercialize technologies similar or identical to ours, and our ability to successfully commercialize our technologies may be impaired.

While we take steps to protect our intellectual property, the steps we take may be inadequate to prevent infringement, misappropriation, or other violations of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Any of our patents or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our offerings may be unenforceable under the laws of certain jurisdictions and foreign countries. In addition, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. Changes in the law or adverse court rulings may also negatively affect our ability to prevent others from using our technology. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technology and proprietary information may increase.
We may be required to spend significant resources to monitor and protect our intellectual property rights. From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation, could delay further sales or the implementation of our products and offerings, impair the functionality of our products and offerings, delay introductions of new features or enhancements, result in our substituting inferior or more costly technologies into our products and offerings, or injure our reputation.
Assertions by third parties of infringement or other violations by us of their intellectual property rights, whether or not correct, could result in significant costs and harm our business and operating results.
Third parties may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our customers or distribution partners, whom we typically indemnify against claims that our products infringe, misappropriate, or otherwise violate the intellectual property rights of third parties. If we do infringe a third party’s rights and are unable to provide a sufficient workaround, we may need to negotiate with holders of those rights to obtain a license to those rights or otherwise settle any infringement claim as a party that makes a claim of infringement against us may obtain an injunction preventing us from shipping products containing the allegedly infringing technology. As the number of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim and could distract our management from our business.
Future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenues and against whom our own patents may therefore provide little or no deterrence or protection. There can be no assurance that we will not be found to infringe or otherwise violate any third-party intellectual property rights or to have done so in the past.
An adverse outcome of a dispute may require us to:
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pay substantial damages, including treble damages, if we are found to have willfully infringed a third party’s patents or copyrights

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make substantial payments for legal fees, settlement payments or other costs or damages;

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cease selling, making, licensing or using products that are alleged to infringe or misappropriate the intellectual property of others;

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expend additional development resources to attempt to redesign our products or otherwise develop non-infringing technology, which may not be successful;

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enter into potentially unfavorable royalty or license agreements to obtain the right to use necessary technologies or intellectual property rights;

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take legal action or initiate administrative proceedings to challenge the validity and scope of the third-party rights or to defend against any allegations of infringement; and

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indemnify our partners and other third parties.

In addition, royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Some licenses may also be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of the foregoing events could seriously harm our business, financial condition, and results of operations.
Even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results. Moreover, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. We expect that the occurrence of infringement claims is likely to grow as the market for our products and solutions grows. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources.
Confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, licensees, independent contractors, advisors, suppliers, distribution partners, and customers. However, we cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Further, despite these efforts, these arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our technologies that we consider proprietary. In addition, if others independently develop equivalent knowledge, methods, and know-how, we would not be able to assert trade secret rights against such parties. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary information will be effective.
Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property and enforcing a claim that a party illegally disclosed or misappropriated a trade secret are difficult, expensive, time-consuming, and the outcome is unpredictable. In addition, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors as some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and employment laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
Risks Related to Management and Employees
We are dependent on the continued services and performance of our senior management and other employees.
Our future performance depends on the continued services and contributions of our senior management, particularly Dolan Falconer, our Chief Executive Officer, and other employees to execute on our business plan and to identify and pursue new opportunities and product innovations. Currently, we do not maintain insurance for any of our executive officers or employees. From time to time, there may be changes in our senior management team resulting from the termination or departure of our executive officers and employees. Our senior management and employees are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. The loss of the services of our senior management, particularly Mr. Falconer, or other employees for any reason could significantly delay or prevent our development or the achievement of our strategic objectives and harm our business, financial condition, and results of operations.
Our management has limited experience as executive officers of a public company.
Our executive officers have limited experience in the executive management of a publicly traded company, including in the areas of regulatory reporting oversight and investor and public relations. Further, we are looking for but does not currently have a chief financial officer or general counsel.
Our executive management team may not successfully or effectively manage our transition to a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws, as well as additional responsibilities regarding investor and public relations as management of a public company. Their limited experience in dealing with the increasingly complex laws and external relations pertaining to public companies could be a significant disadvantage in that it is likely that an increasing amount of their time will be devoted to these activities which will result in less time being devoted to the management and growth of our business. In addition, we may not have adequate personnel with the appropriate level of knowledge, experience, and training in the accounting policies, practices or internal controls over financial reporting required of publicly traded companies in the United States. The development and implementation of the standards and controls necessary for us to achieve the level of accounting standards and disclosure required of a publicly traded company in the United States may require costs greater than expected. We expect that we will be required to expand our employee base and hire additional employees to support our operations as a public company, which will increase our operating costs in future periods.
We are dependent on our ability to successfully hire, train, manage and retain qualified personnel, especially those in sales and marketing and research and development.
Our ability to successfully pursue our growth strategy will also depend on our ability to attract, motivate and retain our personnel. We face escalating compensation demands from new and prospective employees, as well as intense competition for these employees from numerous other companies, and we cannot ensure that we will be able to attract, motivate and/or retain additional qualified employees in the future. If we are unable to attract new employees and retain our current employees, we may not be able to adequately develop and maintain new products, or market our existing products at the same levels as our competitors and it may, therefore, lose customers and market share. our failure to attract and retain personnel, especially those in sales and marketing, research and development and engineering positions, could have an adverse effect on our ability to execute our business objectives and, as a result, our ability to compete could decrease, our operating results could suffer and our revenue could decrease. Even if we are able to identify and recruit a sufficient number of new hires, these new hires will require significant training before they achieve full productivity and they may not become productive as quickly as we would like, or at all.
If we do not effectively hire, train, and retain qualified sales and marketing personnel, we may be unable to acquire new customers or sell additional products to successfully pursue our growth strategy.
We will depend significantly on our sales force to attract customers. As a result, our ability to grow our revenue will depend in part on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth, particularly in the United States and, to a more limited extent, internationally. We expect to expand our sales and marketing personnel and will face a number of challenges in achieving our hiring and integration goals. There is intense competition for individuals with sales training and experience. In addition, the training and integration of a large number of sales and marketing personnel in a short time requires the allocation of significant internal resources. We will invest significant time and resources in training new sales force personnel to understand our products and our growth strategy. Our failure to hire a sufficient number of qualified sales force members and train them to operate at target performance levels may materially and adversely impact our growth strategy.
Risks Related to Regulation and Litigation
Our business and operations expose us to numerous legal and regulatory requirements, and any violation of these requirements could harm our business.
We are subject to numerous state, federal and international laws and directives and regulations that involve matters central to our business, including data privacy and security, employment and labor relations, immigration, taxation, anti-corruption, anti-bribery, import-export controls, trade restrictions, internal and disclosure control obligations, securities regulation and anti-competition. Compliance with legal requirements is costly, time-consuming and requires significant resources. We operate in a highly regulated market which may expose us to increased compliance risk. Violations of one or more of these legal requirements in the conduct of our business could result in significant fines and other damages, criminal sanctions against us or our officers, prohibitions on doing business and damage to our reputation. Violations of these regulations or contractual obligations related to regulatory compliance in connection with the performance of customer contracts could also result in liability for significant monetary damages, fines and criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to compete for certain work and allegations by our customers that we have not performed our contractual obligations.
We are subject to governmental export and import controls and laws that could subject us to liability if we are not in compliance with such laws.
Our security scanner systems are subject to export control, import and economic sanctions laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Exports of our security scanner systems must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers.
In addition, changes to our security scanner systems, or changes in applicable export control, import or economic sanctions laws and regulations, may create delays in the introduction and sale of our products or, in some cases, prevent the export or import of our products to certain countries, governments, or persons altogether. Any change in export, import, or economic sanctions laws and regulations, shift in the enforcement or scope of existing laws and regulations or change in the countries, governments, persons or technologies targeted by such laws and regulations could also result in decreased use of our products, as well decreasing our ability to export or market our products to potential customers. Any decreased use of our products or limitation on our ability to export or market our products could adversely affect our business, prospects, results of operations and financial condition.
Our business is subject to complex and evolving laws and regulations regarding data privacy and security which could subject us to investigations, claims or monetary penalties against us, require us to change our business practices or otherwise adversely affect our revenues and profitability.
We are subject to a variety of laws and regulations in the U.S., at the federal, state and local levels and abroad relating to data privacy and security. These laws and regulations are complex, constantly evolving, and may be subject to significant change in the future. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain, particularly in new and rapidly evolving areas of technology, and may differ in material respects among jurisdictions, interpreted and applied inconsistently among jurisdictions or in a manner that is inconsistent with our current policies and practices, all of which can make compliance challenging and costly, and expose us to related risks and liabilities.
The overarching complexity of data privacy and security laws and regulations around the world poses a compliance challenge that could manifest in costs, damages or liability in other forms as a result of failure to implement proper programmatic controls, failure to adhere to those controls, or the breach of applicable data privacy and security requirements by us, our employees, our business partners (including our service providers, suppliers or subcontractors) or our customers. We also expect that there will continue to be new proposed laws, regulations and industry standards concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards, or amendments to or re-interpretations of existing laws, regulations or standards, may have on our business. Any failure or perceived failure by us, our service providers, suppliers, subcontractors or other business partners to comply with applicable laws, regulations, our public privacy policies and other public statements about data privacy and security and other obligations in these areas could result in regulatory or government actions lawsuits against us (including civil claims, such as representative actions and other class action-type litigation), legal liability, monetary penalties, fines, sanctions, damages and other costs, orders to cease or change our processing of data, changes to our business practices, diversion of internal resources, and harm to our reputation, all of which could adversely affect our business, financial condition and results of operations. We may also incur substantial expenses in implementing and maintaining compliance with such laws, regulations and other obligations.
We may in the future be subject to legal proceedings, regulatory disputes and governmental inquiries that could cause us to incur significant expenses, divert management’s attention, and materially harm our business, results of operations, cash flows and financial condition.
From time to time, we may be subject to claims, lawsuits, government investigations and other proceedings involving product liability, consumer protection, competition and antitrust, intellectual property, privacy, securities, tax, labor and employment, health and safety, environmental claims, commercial disputes and other matters that could adversely affect our business, results of operations, cash flows and financial condition.
Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Additionally, our litigation costs could be significant, even if we achieve favorable outcomes. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify, make temporarily unavailable or stop manufacturing or selling our security scanner systems in some or all markets, all of which could negatively affect our sales and revenue growth and adversely affect our business, prospects, results of operations, cash flows and financial condition.
Risks Related to Indebtedness and Other Liabilities
We have substantial liabilities with respect to payroll tax obligations.
As of December 31, 2022, approximately $4.6 million of employee and employer payroll taxes and associated interest and penalties have been accrued but not remitted to the IRS by us. These accruals are for payroll from the first quarter of 2017 until and including the second quarter of 2023. We have commenced payment of payroll taxes for current periods. Although we expect to propose a settlement to the IRS following the Business Combination, there can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may have not sufficient funds available for. Our obligation to pay past due payroll taxes, interest and penalties may prevent us from executing on our business plan.
We face risks related to our indebtedness.
As of December 31, 2022, we had total outstanding liabilities of $90.2 million, which consists primarily of short-term indebtedness and a lack of working capital. Much of our indebtedness was originally long-term in nature but is in default and therefore is classified as short term. Our leverage (including additional indebtedness that we might incur in the future) could have important consequences to us, including:
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The majority of our indebtedness is secured by the Company’s assets and is in default and as such our creditors could execute against the Company’s assets which would prevent us from doing business;

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exposing us to the risk of increased interest rates as our borrowings under our current debt instruments are at (and any borrowings in the future might be at) variable rates;

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making it more difficult for us to make payments on our debt;

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limiting our ability to pay future dividends;

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increasing our vulnerability to downturns in our business, the security screening industry or the general economy and limiting our flexibility in planning for, or reacting to, changes in our business;

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requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

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restricting us from making strategic acquisitions;

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requiring us to comply with financial and operational covenants as well as liquidity and leverage covenants, restricting us, among other things, from placing liens on our assets, making investments, incurring debt, making payments to our equity or debt holders and engaging in transactions with affiliates;

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limiting our ability to obtain additional debt or equity financing for working capital, capital expenditures, business development, product development, debt service requirements, acquisitions, and general corporate or other purposes;

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preventing us from taking advantage of business opportunities as they arise or successfully carrying out our business plans; and

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placing us at a competitive disadvantage compared to our competitors who may be less leveraged.

Consequences of the indebtedness that we have borrowed (and any indebtedness that we might borrow in the future) may require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund operations, capital expenditures, and future business opportunities. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we would be able to take any of these actions on a timely basis, on terms satisfactory to us, or at all. Further, our ability to issue additional debt could be adversely affected by other factors, including market conditions. Our failure to comply with financial covenants or other restrictions contained in the agreements governing our indebtedness could result in an event of default under such indebtedness, which could adversely affect our ability to respond to changes in our business and manage our operations and could further exacerbate the risks to our financial condition described above. Upon the occurrence of an event of default under any of the agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.
All of our indebtedness is secured and we have pledged all of our current and future assets to each of our creditors. One of these creditors (Catalytic Holdings I, LLC) has an unsatisfied judgment against the Company, as described below.
If any of our creditors execute against the assets of the Company that have been pledged as collateral, this could prevent the Company from continuing in business.
We have an outstanding judgment against us, which could result in us losing certain of our assets.
Catalytic Holdings I, LLC has an unsatisfied judgment of $1,563,793.30 (plus 12% interest per annum, accruing from October 6, 2020). This judgment was issued in September 2023 in connection with a judgment issued against the Company related to unpaid indebtedness.

Other Risk Factors
We have identified a material weakness in our internal control over financial reporting. Failure to maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock. If our internal controls are not effective, we may not be able to accurately report our financial results or prevent fraud.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports in a timely manner. In connection with the preparation of our financial statements for the years ended December 31, 2022,and December 31, 2021, we concluded that there was a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
Specifically, we concluded that during the years ended December 31, 2022, and December 31, 2021, our disclosure controls and procedures were not effective due to a material weakness in our internal controls over financial reporting related to valuation of matters associated with accounting for warrants, derivatives and unit-based compensation awards, particularly as’ they relate to management's process for developing the estimates, their application of the appropriate methodologies utilized, their evaluation of the completeness and accuracy of the underlying data utilized in deriving the estimates, and the appropriateness and support of the projected cash flow information. We have also identified material weakness in the complete identification and legal and accounting interpretation of the complex terms in historical legal documents, including those related to debt and equity arrangements, as well as other documents including consulting arrangements and legal judgments. Generally, our internal controls over financial reporting, including those related to the financial reporting close process, technical accounting interpretations and the booking of such balances, and the review and approval of journal entries, are also an identified material weakness.
While we expect to implement, measures that we believe will address this control weakness, we continue to develop our internal controls, processes and reporting systems by, among other things, hiring qualified personnel with expertise to perform specific functions, and designing and implementing improved processes and internal controls, including ongoing senior management review and audit committee oversight. We plan to remediate the identified material weakness by hiring financial consultants and expect to hire additional accounting staff to complete the remediation. We expect to incur additional costs to remediate this weakness, primarily personnel costs and external consulting fees. We may not be successful in implementing these systems or in developing other internal controls, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weakness in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, if we identify additional material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.
Our independent registered public accounting firm did not perform an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. Had our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional control deficiencies amounting to material weaknesses might have been identified. If we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business. We will not expect to be subject to the requirements of Section 404 of the Sarbanes-Oxley Act until after the effectiveness of the merger.
Pubco will be required to implement an effective system of internal control over financial reporting. If it fails to implement and maintain an effective system of internal control, or if it experiences material weaknesses in the future, Pubco may be unable to accurately or timely report its financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect the market price of its stock, its ability to enter into or consummate certain transactions, and its compliance with applicable securities laws and securities exchange listing requirements.
ScanTech has not, to date, implemented an effective system of internal control over financial reporting and is not currently required to comply with the rules of the SEC with respect to internal control over financial reporting or to periodically assess of the effectiveness of its system of internal control over financial reporting.
As a public company, Pubco and its consolidated subsidiaries (including ScanTech) will be required to adopt and implement a system of internal control over financial reporting, and to regularly monitor and periodically report on the effectiveness of the system, as well as its disclosure controls and procedures. If Pubco fails to implement and maintain an effective system of internal control, or if it experiences material weaknesses, Pubco may be unable to accurately or timely report its financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect the market price of its stock, its ability to enter into or consummate certain transactions, and its compliance with applicable securities laws and securities exchange listing requirements. Pubco will also be subject to an audit by an independent auditor under PCAOB standards.
The long-term impacts of the COVID-19 pandemic, or other similar public health developments, could have an adverse effect on our business, results of operations, and financial condition.
We face various risks and uncertainties related to the ongoing impact of COVID-19, and the possibility of other public health developments. Among other things, public health concerns may affect worldwide air travel, which may decrease the demand for security scanners. Public health concerns could also affect other industries in which we may operate, as well as our supply chain and our contract manufacturers and other service providers, and increase the cost of capital and adversely impact access to capital. We may also experience customer payment delays for our products which could negatively impact our results of operations. We may also experience some delays in installation of our products at customers’ facilities, which could lead to postponed revenue recognition for those transactions. Because we are a pre-revenue company, delays in obtaining initial sales of our products could adversely affect our ability to attract new customers based on our performance track record.
The long-term effects of public health concerns on the global economy and on us are difficult to assess or predict and may include risks to employee health and safety, risks for the deployment of our products and reduced sales in geographic locations impacted. Any of these factors may have a material and adverse effect on our business operations and results of operations.
Our facilities or operations could be adversely affected by events outside of our control, such as natural disasters or security incidents.
We may be impacted by natural disasters or other events outside of our control. If major disasters such as earthquakes, wildfires, floods, tornadoes or other events occur, or our information system or communications network breaks down or operates improperly, our headquarters and manufacturing facilities may be seriously damaged, or we may have to stop or delay production and shipment of our products. Furthermore, we could be impacted by security incidents at our facilities, which could result in significant damage to such facilities that could require us to delay or discontinue production.

Risks Related to Pubco
Subsequent to the completion of the Business Combination, Pubco may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and the price of Pubco Common Stock, which could cause you to lose some or all of your investment.
Even if Mars conducts extensive due diligence on ScanTech, Mars cannot assure you that this diligence will surface all material issues that may be present inside ScanTech, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of ScanTech and outside of Mars’ control will not later arise. As a result of these factors, Pubco may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in our reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining post-combination debt financing. Accordingly, any shareholders who choose to remain shareholders following the Business Combination could suffer a reduction in the value of their shares. Such shareholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement relating to the Business Combination contained an actionable material misstatement or material omission.
Pubco’s ability to be successful following the Business Combination will depend upon the efforts of the Pubco Board and key personnel and the loss of such persons could negatively impact the operations and profitability of Pubco’s post-Business Combination business.
Pubco’s ability to be successful following the Business Combination will be dependent upon the efforts of the Pubco Board and key personnel. Mars cannot assure you that the Pubco Board and key personnel will be effective or successful or remain with Pubco. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Pubco’s management to have to expend time and resources helping them become familiar with such requirements.
It is estimated that, assuming none of the Public Shareholders redeems, pursuant to the Business Combination Agreement, Public Shareholders will own approximately 42% of the equity interests or assets of Pubco and the Insiders will own 12% of the equity interests or assets of Pubco. Accordingly, the future performance of Pubco will depend upon the quality of the post-Business Combination board of directors, management and key personnel of Pubco.
There can be no assurance that Pubco will be able to comply with the continued listing standards of Nasdaq or any other exchange following the closing of the Business Combination.
In connection with the closing of the Business Combination, we intend to list Pubco Common Stock on Nasdaq under the symbol “STAI”. Pubco’s continued eligibility for listing may depend on the number of Public Shares that are redeemed. If, after the Business Combination, Nasdaq delists Pubco Common Stock from trading on its exchange for failure to meet the listing standards, Pubco and its stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for Pubco’ securities;

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reduced liquidity for Pubco’ securities;

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a determination that Pubco Common Stock are a “penny stock” which will require brokers trading in Pubco Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for Pubco Common Stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of Mars’ securities or, following the Closing, Pubco’ securities, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Mars’ securities prior to the Closing may decline. The market values of ScanTech’ securities at the time of the Business Combination may vary significantly from their prices on the date the BCA was executed, the date of this proxy statement/prospectus/consent solicitation, or the date on which Mars’ shareholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of Pubco’ securities could contribute to the loss of all or part of your investment. Currently, there is no public market for ScanTech’ Ordinary Shares. Accordingly, the valuation ascribed to ScanTech may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for Pubco’ securities develops and continues, the trading price of Pubco’ securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond Pubco’ control. Any of the factors listed below could have a material adverse effect on your investment in Pubco’ securities and Pubco’ securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of Pubco’ securities may not recover and may experience a further decline.
Factors affecting the trading price of Pubco’ securities may include:
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actual or anticipated fluctuations in Pubco’ quarterly financial results or the quarterly financial results of companies perceived to be similar to it;

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changes in the market’s expectations about Pubco’ operating results;

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success of competitors;

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Pubco’ operating results failing to meet the expectation of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning Pubco or the industry in which ScanTech operates;

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operating and share price performance of other companies that investors deem comparable to Pubco;

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Pubco’ ability to market new and enhanced products and technologies on a timely basis;

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changes in laws and regulations affecting Pubco’ business;

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Pubco’ ability to meet compliance requirements;

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commencement of, or involvement in, litigation involving Pubco;

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changes in Pubco’ capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of Pubco Common Stock available for public sale;

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any major change in Pubco’ Board or management;

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sales of substantial amounts of Pubco Common Stock by Pubco’ directors, executive officers or significant stockholders or the perception that such sales could occur; and

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general economic and political conditions such as recessions, interest rates, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of Pubco’ securities irrespective of Pubco’ operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of Pubco’ securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to Pubco could depress Pubco’ share price regardless of Pubco’ business, prospects, financial conditions or results of operations. A decline in the market price of Pubco’ securities also could adversely affect Pubco’ ability to issue additional securities and Pubco’ ability to obtain additional financing in the future.
Past performance by Mars management team and their affiliates may not be indicative of future performance of an investment in Pubco.
Information regarding performance by, or businesses associated with, our management team or businesses associated with them is presented for informational purposes only. Any past experience and performance of our management team or their respective affiliates is not a guarantee either: (a) that we will be able to successfully identify a suitable candidate for the Business Combination; or (b) of any results with respect to any the Business Combination we may consummate. You should not rely on the historical record of our management team’s or their respective affiliates’ performance as indicative of the future performance of an investment in us or the returns we will, or are likely to, generate going forward.
Pubco are dependent upon our executive officers and directors and their departure could adversely affect our ability to operate.
Our operations are dependent upon a relatively small group of individuals. We believe that our success depends on the continued service of our executive officers and directors, at least until we have completed our business combination. In addition, our executive officers and directors are not required to commit any specified amount of time to our affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including identifying potential business combinations and monitoring the related due diligence. We do not have an employment agreement with, or key-man insurance on the life of, any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could have a detrimental effect on us.
The Proposed Amended Charter will designate the Court of Chancery of the State of Delaware and the federal district courts of the United States of America as the exclusive forums for certain disputes between the post- combination company and its stockholders, which will restrict such stockholders’ ability to choose the judicial forum for disputes with Pubco or its directors, officers, or employees.
The Proposed Amended Charter provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of Pubco; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Pubco’s current or former directors, officers, or other employees to Pubco or its stockholders; (iii) any action or proceeding asserting a claim against Pubco or any of its current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, the Proposed Amended Charter or the bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Amended Charter or the bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against Pubco or any of its current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. In addition, to prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Amended Charter provides that, unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, as

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. The Proposed Amended Charter further provides that any person or entity holding, owning or otherwise acquiring any interest in any of Pubco’s securities shall be deemed to have notice of and consented to these provisions.
These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Pubco or its directors, officers, or other employees. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the post- combination company, its directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, Pubco would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of the Proposed Amended Charter. This may require significant additional costs associated with resolving such action in other jurisdictions and Pubco cannot assure you that the provisions will be enforced by a court in those other jurisdictions. If a court were to find either exclusive-forum provision in the Proposed Amended Charter to be inapplicable or unenforceable in an action, Pubco may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm Pubco’s business.
Actions of stockholders could cause Pubco to incur substantial costs, divert management’s attention and resources and have an adverse effect on its business.
Pubco may, from time to time, be subject to proposals and other requests from stockholders urging Pubco to take certain corporate actions, including proposals seeking to influence its corporate policies or effect a change in its management. In the event of such stockholder proposals, particularly with respect to matters which Pubco management and board of directors, in exercising their fiduciary duties, disagree with or have determined not to pursue, Pubco’s business could be adversely affected because responding to actions and requests of stockholders can be costly and time-consuming, disrupting its operations and diverting the attention of management and its employees. Additionally, perceived uncertainties as to Pubco’s future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners and end customers.
Following the consummation of the Business Combination, Pubco will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.
Following the consummation of the Business Combination, Pubco will face increased legal, accounting, administrative and other costs and expenses as a public company that ScanTech does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require Pubco to carry out activities ScanTech does not currently conduct. For example, Pubco will adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), Pubco could incur additional costs rectifying those issues, and the existence of those issues could adversely affect Pubco’ reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with Pubco’ status as a public company may make it more difficult to attract and retain qualified persons to serve on Pubco Board or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require Pubco to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

If Pubco fails to maintain effective internal control over financial reporting, the price of Pubco Common Stock may be adversely affected.
Pubco will be required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect Pubco’ public disclosures regarding its business, financial condition or results of operations. In addition, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in Pubco’ internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in Pubco’s internal control over financial reporting, or disclosure of management’s assessment of Pubco’s internal control over financial reporting, may have an adverse impact on the price of Pubco Common Stock.
Pubco will be a “controlled company” within the meaning of the applicable rules of the Nasdaq and, as a result, may qualify for exemptions from certain corporate governance requirements. If Pubco relies on these exemptions, its stockholders would not have the same protections afforded to stockholders of companies that are subject to such requirements.
Upon the completion of the Business Combination, depending on the number of shares of common stock redeemed by the combined entity’s Public Shareholders, Public Shareholders will control approximately 11% of the voting power of the combined entity’s outstanding Common Stock assuming maximum redemptions, and Pubco may then be a “controlled company” within the meaning of applicable rules of Nasdaq upon the Closing of the Business Combination. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements:
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that a majority of the board consists of independent directors;

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for an annual performance evaluation of the nominating and corporate governance and compensation committees;

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that the controlled company has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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that the controlled company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

While ScanTech does not intend to rely on these exemptions, the combined entity may use these exemptions now or in the future. As a result, Pubco’s stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq’s corporate governance requirements.
Risks Related to Pubco Common Stock
There will be a substantial number of Pubco Common Stock available for sale in the future that may adversely affect the market price of Pubco Common Stock.
Sales of a substantial number of Pubco Common Stock following the completion of the Business Combination in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of Pubco Common Stock intend to sell Pubco Common Stock, could reduce the market price of Pubco Common Stock.
It is anticipated that, upon completion of the Business Combination, assuming no redemptions, Pubco will have an aggregate of 2,081,432 Pubco Common Stock issued and outstanding. Pubco intends to file one or more registration statements shortly after the closing of the Business Combination to provide for the resale of such shares from time to time. As restrictions on resale end and the registration statements are available for use, the market price of Pubco Common Stock could decline.

The price of Pubco Common Stock may be volatile and may decline, resulting in a loss of some or all of your investment.
Upon consummation of the Business Combination, the trading prices of Pubco’s Common Stock is likely to be volatile and could fluctuate due to a variety of factors, including:
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changes in the industries in which Pubco and its end customers operate;

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developments involving post-combination company’s competitors;

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developments involving Pubco’s suppliers;

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actual or anticipated fluctuations in Pubco’s results of operations due to, among other things, changes in end customer demand, product life cycles, pricing, ordering patterns, and unforeseen operating costs;

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changes in laws and regulations affecting its business, including export control laws;

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variations in its operating performance and the performance of its competitors in general;

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actual or anticipated fluctuations in Pubco’s quarterly or annual operating results;

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publication of research reports by securities analysts about Pubco or its competitors or its industry or failure of securities analysts to initiate or maintain coverage of the post- combination company, changes in financial estimates or ratings by any securities analysts who follow Pubco, or failure to meet these estimates or the expectations of investors;

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the public’s reaction to Pubco’s press releases, its other public announcements and its filings with the SEC;

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additions and departures of executive officers or key personnel;

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commencement of litigation involving Pubco;

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changes in its capital structure, such as future issuances of securities or the incurrence of additional debt;

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announcements by significant end customers of changes to their product offerings, business plans, or strategies;

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announcements by Pubco or its competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

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the volume of shares of Pubco’s common stock available for public sale; and

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general economic and political conditions, such as the effects of the COVID-19 outbreak, recessions, inflation, interest rates, local and national elections, fuel prices, international currency fluctuations, corruption, political instability and acts of war or terrorism or responses to these events.

These market and industry factors may materially reduce the market price of Pubco common stock regardless of the operating performance of Pubco.
Pubco does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, Pubco currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of Pubco and will depend on its financial condition, results of operations, capital requirements, restrictions contained in future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
Future resales of Common Stock after the consummation of the Business Combination may cause the market price of Pubco’s securities to drop significantly, even if Pubco’s business is doing well.
Pursuant to the Lock-Up Agreements and the Insider Letter Agreement, after the consummation of the Business Combination and subject to certain exceptions, the Sponsor, ScanTech’s directors and officers and certain members of ScanTech will be contractually restricted from selling or transferring any of their respective shares of Common Stock (the “Lock-up Shares”). Such restrictions begin at Closing and end at varying times, ranging from six months to three years, subject, in certain circumstances, to early release upon the achievement of certain price targets, or other events. For additional information on the lock-up periods, see the sections entitled “The Business Combination — Related Agreements — Lock-Up Agreements.” Currently, a total of [•] shares will be Lock-up Shares after the consummation of the Business Combination.
However, following the expiration of such applicable lockup periods, the Sponsor, ScanTech’s directors and officers and the applicable members of ScanTech will not be restricted from selling shares of the post- combination company’s Common Stock held by them, other than by applicable securities laws. As such, sales of a substantial number of shares of post-combination company common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of Pubco common stock. Upon completion of the Business Combination, the Insiders, ScanTech’s directors and officers and the members of ScanTech will collectively beneficially own approximately 58% of the outstanding shares of post- combination company common stock, assuming that no additional public shareholders redeem their Public Shares in connection with the Business Combination. Assuming all of the Public Shares are redeemed in connection with the Business Combination, in the aggregate, the ownership of the Insiders, ScanTech’s directors and officers and the members of ScanTech would rise to 89% of the outstanding shares of Pubco common stock.
The shares held by Sponsor, ScanTech’s directors and officers and the members of ScanTech may be sold after the expiration of the applicable lock-up period under the Lock-Up Agreements and the Insider Letter Agreement and the Registration Rights Agreement. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the post- combination company’s share price or the market price of post-combination company common stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.
Pubco may issue additional common stock or other equity securities, which would dilute your ownership interests and may depress the market price of Pubco Common Stock.
Pubco may issue additional common stock or other equity securities of equal or senior rank in the future in connection with, among other things, financings, future acquisitions, repayment of outstanding indebtedness, employee benefit plans and exercises of outstanding options, warrants and other convertible securities, in a number of circumstances.
Pubco’ issuance of additional common stock or other equity securities of equal or senior rank would have the following effects:
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Public Stockholders’ proportionate ownership interest in Pubco will decrease;

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the amount of cash available per share, including for payment of dividends (if any) in the future, may decrease;

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the relative voting strength of each previously outstanding Public Share may be diminished; and

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the market price of Pubco Common Stock may decline.

There may not be an active trading market for Pubco Common Stock, which would adversely affect the liquidity and price of our securities and make it difficult for you to sell Pubco Common Stock.
Prior to the consummation of the Business Combination, there has not been a public trading market for ScanTech Securities. It is possible that after this Business Combination an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your Pubco Common Stock at an attractive price or at all.

Because Pubco has no current plans to pay cash dividends on Pubco Common Stock for the foreseeable future, you may not receive any return on investment unless you sell Pubco Common Stock for a price greater than that which you paid for it.
Pubco may retain future earnings, if any, for future operations, expansion and debt repayment and have no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of Pubco’ board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that Pubco’ board of directors may deem relevant. In addition, Pubco’ ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur. As a result, you may not receive any return on an investment in Pubco Common Stock unless you sell Pubco Common Stock for a price greater than that which you paid for it. See the section entitled “Price Range of Securities and Dividends.”
Concentration of ownership among Insiders may prevent new investors from influencing significant corporate decisions.
Upon completion of the Business Combination, the Insiders will beneficially own approximately 12% of Pubco’s common stock if no Public Shareholders redeem, 15% if 50% of the Public Shareholders redeem, and 19% assuming maximum redemptions. As a result, the Insiders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of the Proposed Amended Charter and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control of our company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about Pubco, its business, or its market, or if they change their recommendations regarding Pubco’ securities adversely, the price and trading volume of Pubco Common Stock could decline.
The trading market for Pubco Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, Pubco Common Stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco change their recommendation regarding Pubco Common Stock adversely, or provide more favorable relative recommendations about Pubco’ competitors, the price of Pubco Common Stock would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.
The issuance of additional capital stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise by Pubco could dilute the ownership and voting power of post-combination company stockholders.
After completion of the Business Combination, Pubco will have 500,000,000 shares of Common Stock authorized but unissued (assuming no redemptions by our Public Shareholders of Public Shares). In addition, the Proposed Amended Charter authorizes Pubco to issue up to 10,000,000 shares of preferred stock with such rights and preferences as may be determined by Pubco board. The Proposed Amended Charter authorizes Pubco to issue shares of Common Stock or other securities convertible into or exercisable or exchangeable for shares of Common Stock from time to time, for the consideration and on the terms and conditions established by Pubco board in its sole discretion, whether in connection with a financing, an acquisition, an investment, stock incentive plans or otherwise. Such additional shares of Common Stock or such other securities may be issued at a discount to the market price of Common Stock at the time of issuance. Pubco’s preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of Common Stock. As discussed below, the potential issuance of preferred stock may delay or prevent a change in control of us, discourage bids for Common Stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of Common Stock. Any issuance of such securities could result in substantial dilution to Pubco’s then existing stockholders and cause the market price of shares of Common Stock to decline.
Following the Business Combination, ScanTech’s business and stock price may suffer as a result of its lack of public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about ScanTech, its business, or its market, or if they change their recommendations regarding Pubco Common Stock in an adverse manner, the price and trading volume of shares of Pubco Common Stock could decline.
Prior to the completion of the Business Combination, ScanTech has been a privately-held company. ScanTech’s lack of public company operating experience may make it difficult to forecast and evaluate its future prospects. If Pubco is unable to execute its business strategy, either as a result of its inability to manage effectively its business in a public company environment or for any other reason, ScanTech’s business, prospects, financial condition and operating results may be harmed.
The trading market for Pubco Common Stock will be influenced by the research and reports that industry or securities analysts may publish about Pubco, its business, its market, or its competitors. Securities and industry analysts do not currently, and may never, publish research on Pubco. If no securities or industry analysts commence coverage of Pubco, its stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover Pubco changes its recommendation regarding ScanTech’s stock in an adverse manner, or provides more favorable relative recommendations about its competitors, the price of shares of Pubco Common Stock would likely decline. If any analyst who may cover Pubco were to cease coverage of Pubco or fail to regularly publish reports on it, Pubco could lose visibility in the financial markets, which could cause ScanTech’s stock price or trading volume to decline.
A market for Pubco’s securities may not develop, which would adversely affect the liquidity and price of Pubco’s securities.
Following the Business Combination, the price of Pubco’s securities may fluctuate significantly due to the market’s reaction to the Business Combination, including a significant number of redemptions by Mars’ Public Shareholders, and general market and economic conditions. An active trading market for Pubco’s securities following the Business Combination may never develop or, if developed, may not be sustained. In addition, the price of Pubco’s securities after the Business Combination could vary due to general economic conditions and forecasts, its general business condition and the release of its financial reports. You may be unable to sell your securities unless a market can be established or sustained.
Pubco issuance of additional capital stock in connection with financings, acquisitions, investments, stock incentive plans or otherwise will dilute all other stockholders.
ScanTech expects to issue additional capital stock in the future that will result in dilution to all other stockholders. ScanTech expects to grant equity awards to employees, directors, and consultants under its stock incentive plans. ScanTech expects to raise capital through equity financings in the future. As part of its business strategy, ScanTech may acquire or make investments in complementary companies, products, or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of ScanTech Common Stock to decline.
If Pubco fails to maintain an effective system of disclosure controls and internal control over financial reporting, the price of Pubco Common Stock may be adversely affected, and our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes- Oxley Act and the rules and regulations of the applicable listing standards for the Nasdaq. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place significant strain on our personnel, systems and resources.

We are required to establish and maintain appropriate internal control over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely affect our public disclosures regarding our business, financial condition or results of operations. In addition, when required, management’s assessment of internal control over financial reporting may identify weaknesses and conditions that need to be addressed in our internal control over financial reporting, or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management’s assessment of our internal control over financial reporting, may have an adverse impact on the price of our Common Stock.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight. If, in the future, any of these new or improved controls do not perform as expected, a potential material weaknesses of ScanTech may not be remediated or new material weaknesses may not be identified.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of shares of Pubco common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.
Rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 require an annual assessment of internal control over financial reporting, and for certain issuers, an attestation of this assessment by the issuer’s independent registered public accounting firm. The standards that must be met for management to assess the internal control over financial reporting as effective are evolving and complex, and require significant documentation, testing, and possible remediation to meet the detailed standards. We expect to incur significant expenses and to devote resources to Section 404 compliance on an ongoing basis. It is difficult for us to predict how long it will take or how costly it will be to complete the assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and remediation process on a timely basis. In addition, although attestation requirements by our independent registered public accounting firm are not presently applicable to us, we could become subject to these requirements in the future, and we may encounter problems or delays in completing the implementation of any resulting changes to internal control over financial reporting. In the event that our Chief Executive Officer or Chief Financial Officer determines that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of shares of Pubco common stock will be affected; however, we believe that there is a risk that investor confidence and share value may be negatively affected.
Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Common Stock.

EXTRAORDINARY GENERAL MEETING OF MARS SHAREHOLDERS
General
Mars is furnishing this proxy statement/prospectus/consent solicitation to its shareholders as part of the solicitation of proxies by the Mars Board for use at the Extraordinary General Meeting to be held on [•], 2024, and at any adjournments thereof. This proxy statement/prospectus/consent solicitation is first being furnished to Mars Shareholders on or about, [•], 2024 in connection with the vote on the proposals described in this proxy statement/prospectus/consent solicitation. This proxy statement/prospectus/consent solicitation provides Mars Shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Extraordinary General Meeting.
Date, Time and Place of Extraordinary General Meeting
The Extraordinary General Meeting will be held via live webcast at [•], Eastern Time, on [•], 2024 to consider and vote upon the proposals to be submitted to the Extraordinary General Meeting, including if necessary or desirable, the Adjournment Proposal. For the purposes of the Mars Memorandum and Articles, the Extraordinary General Meeting may also be attended in person at Mars’ office at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, NY 10036.
The Extraordinary General Meeting can be accessed by visiting [•], where you will be able to listen to the meeting live and vote during the meeting. Please have your control number, which can be found on your proxy card, to join the Extraordinary General Meeting. If you do not have a control number, please contact Continental.
Registering for the Extraordinary General Meeting
As a registered shareholder, you received a proxy card from Continental. The form contains instructions on how to attend the Extraordinary General Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number or e-mail address below. Continental support contact information is as follows: 917-262-2373, or email proxy@continentalstock.com.
You can pre-register to attend the meeting starting at [•] a.m., Eastern Time, on [•], 2024. Enter the URL address into your browser [•], enter your control number, name and email address. Once you pre-register you can vote your shares. At the start of the Extraordinary General Meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the Extraordinary General Meeting.
Beneficial owners, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the Extraordinary General Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the Extraordinary General Meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the Extraordinary General Meeting by dialing [•], within the U.S. and Canada, and [•] outside of the U.S. and Canada (standard rates apply) when prompted enter the pin number [•]. This is listen only, you will not be able to vote or enter questions during the meeting.
Purpose of the Extraordinary General Meeting
At the Extraordinary General Meeting, Mars is asking holders of its Ordinary Shares:
•
To consider and vote upon the Business Combination Proposal. A copy of the Business Combination Agreement is attached to this proxy statement/prospectus/consent solicitation as Annex A.

•
To consider and vote upon the Charter Proposal. The form of Proposed Charter to become effective upon consummation of the Business Combination is attached to this proxy statement/prospectus/consent solicitation as Annex C.

•
To consider and vote upon the Advisory Charter Proposals. A copy of the Proposed Bylaws is attached to this proxy statement/prospectus/consent solicitation as Annex D.

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To consider and vote upon the Equity Incentive Plan Proposal. A copy of the Equity Incentive Plan is attached to this proxy statement/prospectus/consent solicitation as Annex E.

•
To consider and vote upon the Director Election Proposal.

•
To consider and vote upon the Nasdaq Proposal.

•
To consider and vote upon the Adjournment Proposal, if presented at the Extraordinary General Meeting.

Recommendation of the Mars Board with Respect to the Proposals
The Mars Board believes that the Business Combination Proposal and the other proposals to be presented at the Extraordinary General Meeting are in the best interest of Mars and recommends that Mars Shareholders vote “FOR” each of the proposals and the election of each of the director nominees.
Record Date, Who is Entitled to Vote
Mars has fixed the close of business on [•], 2024, as the Record Date for determining the shareholders entitled to notice of and to attend and vote at the Extraordinary General Meeting. As of the close of business on the Record Date, there were 4,473,432 Ordinary Shares outstanding, among the total outstanding shares, 4,473,432 are entitled to vote because the holders of 1,380,000 Rights do not have voting rights. Each Ordinary Share is entitled to one vote per share.
Quorum
A quorum of Mars shareholders is necessary to hold a valid meeting. A quorum will be present at the Extraordinary General Meeting if the holders of a majority of the issued and outstanding Ordinary Shares are present or represented in person or by proxy at the Extraordinary General Meeting. As of the record date for the Shareholder Meeting, 2,236,716 Ordinary Shares would be required to achieve a quorum.
The Insiders have, pursuant to the Insider Letter, agreed to, among other things, vote all of their Ordinary Shares in favor of the proposals being presented at the Extraordinary General Meeting. As of the date of this proxy statement/prospectus/consent solicitation, the Insiders own 2,116,000 Ordinary Shares, represent approximately 47.3% of the issued and outstanding Ordinary Shares. In addition, Maxim owns 276,000 Ordinary Shares. The Insiders and Maxim represent approximately 53.5% of the issued and outstanding Ordinary Shares. Holders of Rights may be present at the Extraordinary General Meeting but are not entitled to vote. As a result, as of the Record Date, in addition to the Ordinary Shares held by the Insiders and Maxim, no holders of Public Shares would be required to be present at the Extraordinary General Meeting to achieve a quorum.
Abstentions and Broker Non-Votes
With respect to each proposal except the Director Election Proposal in this proxy statement/prospectus/consent solicitation, you may vote “FOR,” “AGAINST” or “ABSTAIN.” With respect to the director nominees described in The Director Election Proposal, you may vote “FOR ALL” or “WITHHOLD ALL” or may withhold your vote with respect to particular nominee(s) named by you.
If a Mars Shareholder fails to return a proxy card or fails to instruct a broker or other nominee how to vote and does not attend the Extraordinary General Meeting in person, then such shareholder’s shares will not be counted for purposes of determining whether a quorum is present at the Extraordinary General Meeting. If a valid quorum is established, any such failure to vote or to provide voting instructions will have no effect on the outcome of any proposals in this proxy statement/prospectus/consent solicitation.

Abstentions and broker-non votes will be counted in connection with the determination of whether a valid quorum is established, but will have no effect on any of the proposals.
Vote Required for Approval
The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a majority of at least two-third (2/3) of the votes cast by the holders of the issued Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
The approval of each of the Advisory Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal, the Nasdaq Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of at least a majority of the votes cast by the holders of the issued Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Extraordinary General Meeting.
Assuming only a quorum (2,236,716 Ordinary Shares) is present at the meeting, the table below demonstrates the vote standard and amounts of votes required from Insiders and Public Shareholders with respect to each of the proposals in this proxy statement/prospectus/consent solicitation.
Proposal	Approval Standard	Total Number of Ordinary Shares Required To Approve Proposal	Number of Additional Ordinary Shares Required To Approve Proposal
Business Combination Agreement Proposal	Special Resolution	1,491,144	0
Charter Proposal	Ordinary Resolution	1,118,358	0
Advisory Charter Proposals	Ordinary Resolution	1,118,358	0
Equity Incentive Plan Proposal	Ordinary Resolution	1,118,358	0
Director Election Proposal	Ordinary Resolution	1,118,358	0
Nasdaq Proposal	Ordinary Resolution	1,118,358	0
Adjournment Proposal	Ordinary Resolution	1,118,358	0
The Required Proposals are interdependent on each other. The Advisory Charter Proposals and the Equity Incentive Plan Proposal are conditional upon the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other proposal. If Mars Shareholders do not approve each of the Required Proposals at the Extraordinary General Meeting, the Business Combination may not be consummated.
Voting Your Shares
Each Ordinary Share that you own in your name entitles you to one vote. Your proxy card shows the number of Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. There are two ways to vote your Ordinary Shares at the Extraordinary General Meeting.
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You Can Vote by Signing and Returning the Enclosed Proxy Card.   If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Mars Board “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” each of the separate Advisory Charter Proposals, “FOR” Equity Incentive Plan Proposal, “FOR” the Director Election Proposal “FOR” the Nasdaq Proposal, and, if presented at the Extraordinary General Meeting, “FOR” the Adjournment Proposal. Votes received after a matter has been voted upon at the Extraordinary General Meeting will not be counted.

•
You Can Attend the Extraordinary General Meeting and Vote Online.   Mars will be hosting the Extraordinary General Meeting via live webcast. If you attend the Extraordinary General Meeting virtually, you may submit your vote at the Extraordinary General Meeting online at [•] in which case any votes that you previously submitted will be superseded by the vote that you cast at the Extraordinary General Meeting. See “Registering for the Extraordinary General Meeting” above for further details on how to attend the Extraordinary General Meeting.

Revoking Your Proxy
Mars Shareholders may send a later-dated, signed proxy card to Mars’ Chief Executive Officer at Americas Tower, 1177 Avenue of the Americas, Suite 5100, New York, New York so that it is received by Mars’ Chief Executive Officer not less than 48 hours prior to the vote at the Extraordinary General Meeting (which is scheduled to take place at [•], Eastern Time, on [•], 2024) or attend the Extraordinary General Meeting virtually or at the physical address for the Extraordinary General Meeting and vote. Shareholders also may revoke their proxy by sending a notice of revocation to Mars’ Chief Executive Officer, which must be received by Mars’ Chief Executive Officer prior to the vote at the Extraordinary General Meeting. However, if your shares are held in “street name” by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.
Who Can Answer Your Questions About Voting Your Shares
If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Ordinary Shares, you may call Advantage Proxy, the proxy solicitor for Mars, at 1-877-870-8565, or banks and brokers can call 1-206-870-8565, or by emailing ksmith@advantageproxy.com.
Vote of Insiders
All of Insiders have previously agreed to vote all of their Ordinary Shares in favor of the Business Combination and have waived any redemption rights in connection with the Business Combination.
Redemption Rights
Public Shareholders may seek to redeem the Public Shares that they hold, regardless of whether they vote for, against, or do not vote in relation to the proposed Business Combination.
Any Public Shareholder may request redemption of their Public Shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, provided, however that such Public Shareholder must follow the procedures outlined in this proxy statement/ prospectus (including, with respect to Public Shares that are part of Units, that the Units must first be separated into component Public Shares and Rights before redeeming the Public Shares), in order to receive cash for any Public Shares such Public Shareholder intends to redeem. As of [•], 2024, this would have amounted to approximately $[•] per Public Share, based on the amount held in the Trust Account on such date.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own such shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation.
Notwithstanding the foregoing, a holder of Public Shares, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13 of the U.S. Securities Exchange Act of 1934, as amended), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares unless the Mars Board consents. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then, in the absence of the Mars Board’s consent, any such shares in excess of that 15% limit would not be redeemed for cash.

Insiders will not have redemption rights with respect to their Ordinary Shares.
Holders of Units must elect to separate the underlying Public Shares and Public Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Public Rights, or if a holder holds Units registered in its own name, the holder must contact the transfer agent directly and instruct them to do so. Public Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board. The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus/consent solicitation. Mars will be required to honor such request only if made prior to the deadline for exercising redemption requests.
If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled have their shares redeemed. In such case, Mars will promptly return any shares previously delivered by Public Shareholders.
The closing price of shares of Public Shares on the Record Date was $[•] per share. Prior to exercising redemption rights, shareholders should verify the market price of Public Shares, as they may receive higher proceeds from the sale of their shares of Public Shares in the public market than from exercising their redemption rights if the market price per share is higher than the Redemption Price. Mars cannot assure Public Shareholders that they will be able to sell their Public Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in Mars’ securities when Mars Shareholders wish to sell their shares.
If a Public Shareholder exercises its redemption rights, then it will be exchanging its redeemed Public Shares for cash and will no longer own those Public Shares. Public Shareholders will be entitled to receive cash for their Public Shares only if they:
(1)
hold Public Shares or hold Public Shares through Units and have elected to separate their Mars Units into the underlying Public Shares and Rights prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental that Mars redeem the holder’s Public Shares for cash and (b) deliver the holder’s share certificates (if any) and other redemption forms to the transfer agent, physically or electronically through DTC.

Redemption Offer
We will reserve and register up to 3,450,000 Escrow Shares to be held in an escrow account at the Closing. The shares will be released after 90 days following the Closing. Each holder of Ordinary Shares that elects not to participate in the Redemption (“Non-Redeeming Shareholders”) will receive one half (1/2) of one share of Pubco Common Stock for each Ordinary Share that is not redeemed in the Closing Redemption. To the extent that there are Escrow Shares that are not issued to the Non-Redeeming Shareholders (the “Unused Escrow Shares”), Pubco may designate the Unused Escrow Shares to be used in the equity incentive plan.
Appraisal or Dissenters’ Rights
Mars Shareholder do not have appraisal or dissenters’ rights in connection with the Business Combination or other matters to be voted upon at the Extraordinary General Meeting under the Cayman Islands Companies Act.

Proxy Solicitation Costs
Mars is soliciting proxies on behalf of the Mars Board. This solicitation is being made by mail but also may be made by telephone or in person. Mars and Mars’ directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Mars will bear the cost of the solicitation.
Mars has hired Advantage Proxy to assist in the proxy solicitation process. Mars will pay that firm a fee of $12,500 plus out-of-pocket expenses. Such fee will be paid with funds available at the Closing.
Mars will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Mars will reimburse them for their reasonable expenses.
Potential Purchases of Units, Public Shares and/or Rights
At any time prior to the Extraordinary General Meeting, during a period when they are not then aware of any material nonpublic information regarding Mars or Mars’ securities, Mars’ Insiders, directors or officers or their respective affiliates may purchase Units, Ordinary Shares or Rights from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal, or to withdraw any request for redemption. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Extraordinary General Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Mars’ Insiders, directors or officers has any plans to make any such purchases. Mars will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.
Entering into any such incentive arrangements may have a depressive effect on outstanding Ordinary Shares. For example, as a result of these arrangements, an investor or shareholder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Extraordinary General Meeting.
The existence of financial and personal interests of Mars’ directors, officers and advisors may result in conflicts of interest, including a conflict between what may be in the best interests of Mars and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the section entitled “Risk Factors”, “Proposal 1: The Business Combination Proposal — Interests of Mars’ Directors, Officers and Advisors and Others in the Business Combination” for more information.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL
Mars is asking its shareholders to approve, by special resolution, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Shareholders should carefully read this proxy statement/prospectus/consent solicitation in its entirety for more detailed information concerning the Business Combination Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus/consent solicitation and is incorporated into this proxy statement/prospectus/consent solicitation by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this proposal.
This section describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the Related Agreements. Mars Shareholders and other interested parties are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — Business Combination Agreement” are defined in the Business Combination Agreement.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Mars does not believe that the disclosure schedules contain information that is material to an investment decision.
The Business Combination Agreement
On September 5, 2023, the Business Combination Agreement was made and entered into by and among (1) Mars, (2) Pubco, (3) Purchaser Merger Sub, (4) Company Merger Sub, (5) ScanTech, and (6) the Seller Representative.
The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, on the date of the Closing, among other things, (i) Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity, and in connection therewith, each Ordinary Share issued and outstanding immediately prior to the date on which the Business Combination is consummated will be cancelled in exchange for the right of the holders to receive, with respect to each Ordinary Share that is not redeemed or converted in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity, and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right of the holders to receive shares of Pubco Common Stock as set forth in the Business Combination Agreement and (B) any ScanTech Convertible Securities will be terminated; and (iii) as a result of the Mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Merger Consideration
The aggregate consideration to be paid to the Company Holders will be a number of shares of Pubco Common Stock with an aggregate value equal to $110.0 million minus the Closing Net Debt as defined in the Business Combination Agreement. Under the Business Combination Agreement, “Closing Net Debt” means (i) the aggregate amount of (A) certain specified indebtedness owed to Seaport Global Asset

Management, LLC or an affiliate thereof, plus (B) the amount of a certain specified liability to the U.S. Internal Revenue Service, plus (C) up to $1,000,000 of other liabilities of ScanTech, less (ii) the amount of ScanTech’s aggregate cash and cash equivalents on hand and in bank accounts, including deposits in transit (but excluding the aggregate amount of outstanding and unpaid checks issued by or on behalf of ScanTech as of such time), in each case, on a consolidated basis and as determined in accordance with GAAP. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement and described below.
Earnout
After the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the Company Holder Participants will have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”) based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing (the “Earnout Period”), provided that the Earnout Period will not end earlier than December 31, 2028. The Company Holder Participants’ right to receive the Earnout Shares will vest and become due and issuable as follows:
(i)
One-third (1/3) of the Earnout Shares will be issued to the Company Holder Participants in the event that Pubco or its subsidiaries receives the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period;

(ii)
One-third (1/3) of the Earnout Shares will be issued to the Company Holder Participants in the event that Pubco or its subsidiaries receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period;

(iii)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000);

(iv)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the EBITDA of Pubco for fiscal year 2024 is a positive number;

(v)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000); and

(vi)
One-twelfth (1/12) of the Earnout Shares will be issued to the Company Holder Participants in the event that the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000).

Notwithstanding the foregoing or anything contained herein to the contrary, in the event that any or all of Earnout Shares are not earned and issued pursuant to the above provisions, any unearned Earnout Shares (up to the maximum number of Earnout Shares) will be earned in their entirety and issued to the Company Holder Participants if any one of the following milestones is achieved:
(i)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or

(ii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or

(iii)
The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).

Notwithstanding anything to the contrary herein, in the event of a Change of Control (as defined in the Business Combination Agreement) of Pubco during the Earnout Period, the Company Holder Participants will be entitled to receive all Earnout Shares not previously earned and issued.
Conditions to the Closing of the Business Combination
The Closing is subject to certain customary conditions, including the following mutual conditions of the parties, among other things, (i) approval by Mars’ shareholders of the Business Combination Agreement, (ii) approval by ScanTech’s members of the Business Combination Agreement, (iii) the receipt of applicable government and other third-party approvals and consents, (iv) the absence of any legal restraints or injunctions enjoining or prohibiting the consummation of the Business Combination, (v) election or appointment of members of the board in accordance with the Business Combination Agreement, (vi) the effectiveness of the Registration Statement of which this proxy statement/prospectus/consent solicitation forms a part, (vii) the approval for listing on Nasdaq of the Pubco Common Stock to be issued in the Business Combination, (viii) completion of the Recapitalization by ScanTech prior to the Closing, and (ix) unless the Amended Mars Memorandum and Articles are approved, either Mars (immediately prior to the Closing) or Pubco (upon consummation of the Closing) having at least $5,000,001 in net tangible assets as of the Closing, after giving effect to the completion of the Closing Redemption and any Transaction Financing.
Mars held the Initial Extension Meeting on January 30, 2024 to vote on the proposal to amend its memorandum and articles. The proposal was approved by Mars shareholders and pursuant to the Amended Mars Memorandum and Articles, Mars extended the time to complete a business combination from February 16, 2024 until November 16, 2024, and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.
In addition, unless waived by ScanTech, the obligations of ScanTech to consummate the Transactions are subject to the satisfaction of the following Closing conditions, among others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of the Mars Parties being true and correct on and as of the Closing (subject to Material Adverse Effect), (ii) each of the Mars Parties having performed in all material respects its obligations and having complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with by it on or prior the date of the Closing, (iii) absence of any Material Adverse Effect with respect to Mars since the date of the Business Combination Agreement, which is continuing and uncured, (iv) Pubco having amended and restated its Organizational Documents in the forms agreed by the parties, and (v) receipt by ScanTech of the Sponsor Support Agreement, the Insider Letter Amendment, the A&R Registration Rights Agreement and the Employment Agreements.
Unless waived by Mars, the obligations of the Mars Parties to consummate the Transactions are subject to the satisfaction of the following Closing conditions, among others, in addition to customary certificates and other closing deliveries: (i) the representations and warranties of ScanTech being true and correct on and as of the Closing (subject to Material Adverse Effect), (ii) ScanTech having performed in all material respects its obligations and having complied in all material respects with its covenants and agreements under the Business Combination Agreement required to be performed or complied with on or prior the date of the Closing, (iii) absence of any Material Adverse Effect with respect to ScanTech since the date of the Business Combination Agreement which is continuing and uncured, (iv) the A&R Registration Rights Agreement being in full force and effect from the Closing, and (v) Mars having received evidence reasonably satisfactory to it that the Recapitalization has occurred.

Representations and Warranties
The parties to the Business Combination Agreement made representations and warranties that are customary for transactions of this nature. These representations and warranties, in certain cases, are subject to specified exceptions and materiality, Material Adverse Effect (as defined below), knowledge and other qualifications contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement.
Under the Business Combination Agreement, Mars made customary representations and warranties to ScanTech relating to, among other things:
•
organization and standing of Mars and authorization of Mars to execute the Business Combination Agreement and the other agreements and perform its obligations thereunder;

•
Mars’ capitalization, including its Ordinary Share and Units;

•
Mars’ compliance with SEC filing requirements since the IPO, its financial statements contained therein and its maintenance of disclosure control;

•
the absence of any business activities of Mars other than activities directed toward the accomplishment of a business combination;

•
brokerage, finder’s or other fee or commission based upon arrangements made by Mars in connection with the transactions contemplated by the Business Combination Agreement;

•
the Trust Account, including there being at least $71,632,401.23 in such account; and

•
the Nasdaq listing status of Mars Ordinary Shares, Units and Rights.

Under the Business Combination Agreement, Pubco and the Merger Subs made customary representations and warranties to ScanTech and Mars relating to, among other things:
•
organization and standing of Pubco and the Merger Subs and authorization of each of Pubco and the Merger Subs to execute the Business Combination Agreement and the other agreements and perform their obligations thereunder;

•
the absence of any business activities of Pubco and the Merger Subs other than activities directed toward the accomplishment of a business combination;

•
brokerage, finder’s or other fee or commission based upon arrangements made by Pubco or the Merger Subs in connection with the transactions contemplated by the Business Combination Agreement; and

•
Pubco is not an “investment company”, a person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.

Under the Business Combination Agreement, ScanTech made customary representations and warranties to the Mars Parties relating to, among other things:
•
organization and standing of ScanTech and authorization of ScanTech to execute the Business Combination Agreement and the other agreements and perform their obligations thereunder;

•
ScanTech’s capitalization, including its Series A, Series B and Series C units, convertible notes and warrants;

•
delivery and performance of the Business Combination Agreement and other agreements and laws applicable to ScanTech or ScanTech’s organizational documents and material agreements;

•
ScanTech’s compliance with laws applicable to its business and operations;

•
ScanTech’s permits necessary to lawfully conduct in all material respects its business;

•
ScanTech’s audited balance sheet as of, and the related audited statements of operations, changes in shareholders’ equity and cash flows, for the years ended December 31, 2022, and December 31, 2021;

•
litigation and actions pending or threatened against, or government orders imposed upon, ScanTech or any settlements related thereto;

•
ScanTech’s employees, consultants and employee benefit plans, including ScanTech’s compliance with any laws applicable thereto;

•
ScanTech’s owned and licensed intellectual property, and the violation, infringement or misappropriation of intellectual property against or by ScanTech;

•
material tax returns required to be filed by ScanTech, and audits, examinations or other proceedings with respect to ScanTech’s taxes;

•
ScanTech’s customers and distributors and that they are active and maintain good commercial working relationships with ScanTech;

•
ScanTech’s material contracts and that such contracts are in full force and effect; and

•
brokerage, finder’s or other fee or commission based upon arrangements made by ScanTech in connection with the transactions contemplated by the Business Combination Agreement.

Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Mars, ScanTech and the Merger Subs are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Mars and ScanTech are qualified by Material Adverse Effect (as hereinafter defined). “Material Adverse Effect” as used in the Business Combination Agreement means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (i) the business, assets, liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Business Combination Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder, provided, however, that for purposes of clause (i) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) will not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (a) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such person or entity or any of its subsidiaries do business; (b) changes, conditions or effects that generally affect the industries in which such person or entity or any of its subsidiaries principally operate; (c) changes in applicable laws (including COVID-19 measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person or entity and its subsidiaries principally operate; (d) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other transactions contemplated by the Business Combination Agreement (including the impact thereof on relationships with customers, suppliers, employees or governmental authorities); (e) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries), natural disaster or any outbreak or continuation of an epidemic or pandemic (including COVID-19 or any COVID-19 measures or any change in such COVID-19 measures or interpretations following the date of the Business Combination Agreement, and including any impact of such pandemics on the health of any officer, employee or consultant of such person or entity or its subsidiaries); (f) any failure in and of itself by such person or entity and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (g) any action taken by ScanTech at the written request or direction of Mars, Pubco or a Merger Sub provided that any such action is taken by ScanTech in accordance with the express terms of such request or direction; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (a) though (c) immediately above will be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or entity or any of its subsidiaries compared to other participants in the industries in which such person or entity or any of its subsidiaries primarily conducts its businesses.
Survival of Representations, Warranties and Covenants
The representations and warranties contained in the Business Combination Agreement or in any certificate or instrument delivered by or on behalf of the parties or their respective representatives pursuant to the Business Combination Agreement shall not survive the Closing, and from and after the Closing, the parties and their respective representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the parties or their respective Representatives with respect thereto. The covenants and agreements made by the parties and their respective representatives in the Business Combination Agreement or in any certificate or instrument delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained in the Business Combination Agreement and that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).
Covenants of ScanTech
ScanTech made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions (including as required by Law (as defined in the Business Combination Agreement)) or as consented to in writing by Mars (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, ScanTech will, and will cause its subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to ScanTech and its subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

•
ScanTech will afford to Mars and its accountants, counsel and other representatives reasonable access during the Interim Period (as defined in the Business Combination Agreement), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of ScanTech, to, among other things, all offices and other facilities and to all employees, properties, contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client contracts and director service agreements), and shall furnish such representatives with all financial and operating data and other information concerning the affairs of ScanTech and its subsidiaries as such representatives may reasonably request.

•
ScanTech will deliver to Mars certain financial statements.

•
ScanTech will use commercially reasonable efforts to purchase workers’ compensation, directors’ and officers’ and general liability insurance policies prior to the Closing.

•
ScanTech will use commercially reasonable efforts to complete the Recapitalization prior to the Closing.

•
In the event that the Closing does not occur, ScanTech will have and retain all rights to the ScanTech name and any derivation thereof.

•
Subject to certain exceptions, prior to the Closing, ScanTech will not do any of the following without Mars’ written consent (such consent not to be unreasonably conditioned, withheld or delayed):

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;

(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(v)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material ScanTech registered intellectual property, ScanTech licensed intellectual property or other ScanTech intellectual property (excluding non-exclusive licenses of ScanTech intellectual property to ScanTech customers in the ordinary course of business consistent with past practice), or disclose to any person who has not entered into a confidentiality agreement any trade secrets;
(vi)   terminate, or waive or assign any material right under, any ScanTech material contract or enter into any contract that would be a ScanTech material contract, in any case outside of the ordinary course of business consistent with past practice;
(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(viii)   establish any Subsidiary or enter into any new line of business;
(ix)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with ScanTech’s outside auditors;
(x)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, ScanTech or its affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the ScanTech financials;
(xi)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;
(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;
(xiii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xiv)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;

(xv)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of ScanTech;
(xvi)   accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;
(xvii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xviii)   authorize or agree to do any of the foregoing actions.
Covenants of Mars
Mars made certain covenants under the Business Combination Agreement, including, among others, the following:
•
Subject to certain exceptions (including as required by Law (as defined in the Business Combination Agreement)) or as consented to in writing by ScanTech (such consent not to be unreasonably conditioned, withheld, delayed or denied), prior to the Closing, Mars will, and will cause its subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to Mars and its subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.

•
Mars will use its reasonable best efforts to ensure that Mars remains listed as a public company on Nasdaq and will prepare and submit to Nasdaq a listing application as required under Nasdaq rules, covering Pubco Common Stock to be issued in connection with the transactions, and will obtain approval for the listing of such shares.

•
Subject to certain exceptions, prior to the Closing, Mars will, and will cause Pubco and the Merger Subs to, not do any of the following without ScanTech written consent (such consent not to be unreasonably conditioned, withheld, delayed, or denied):

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   subject to certain exceptions, incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person;
(v)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to Mars;
(vii)   terminate, waive or assign any material right under any Mars material contract;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any subsidiary or enter into any new line of business;
(x)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting Mars’ outside auditors;
(xii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Mars or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in Mars’ financial statements;
(xiii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xv)   voluntarily incur any liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses or any Extension Expenses (as defined in the Business Combination Agreement) permitted pursuant to clause (iv) above) other than pursuant to the terms of a contract in existence as of the date of the Business Combination Agreement or entered into in the ordinary course of business or in accordance with the terms of the Business Combination Agreement during the Interim Period;
(xvi)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of Mars securities;
(xviii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any consents of any governmental authority to be obtained in connection with the Business Combination Agreement; or
(xix)   authorize or agree to do any of the foregoing actions.
•
Mars will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities laws and will use its commercially reasonable efforts prior to the Closing to maintain the listing of the Mars securities listed on Nasdaq.

•
As soon as practicable following the date of the Business Combination Agreement, Mars and Pubco will prepare a registration statement on Form S-4, which will include a proxy statement relating to the Extraordinary General Meeting, and Pubco and Mars should take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Extraordinary General Meeting and the Redemption.

•
As soon as practicable following the registration statement “clearing” comments from the SEC and having been declared effective by the SEC, Mars and Pubco will distribute the proxy statement to Mars’ shareholders, and, pursuant thereto, will call the Extraordinary General Meeting in accordance with the Companies Act for a date no later than 30 days following the effectiveness of the Registration Statement.

•
Subject to certain exceptions, prior to the Closing, Pubco or Mars will be permitted to obtain tail directors’ and officers’ liability insurance coverage for the benefit of Mars and its directors and officers with respect to matters occurring on or prior to the Effective Time and if purchased, Pubco and the Surviving Subsidiaries will keep such policy in effect for up to six years from the Effective Time.

Covenants of Pubco
•
Prior to the Closing, Pubco will enter into a new employment agreement with certain individuals, each to become effective as of the Closing, and upon terms to be agreed by ScanTech, Mars and such individual prior to the effectiveness of the Registration Statement.

•
Prior to the Closing, Pubco will enter into a consulting agreement with Karl Brenza, to become effective as of the Closing.

•
After the Closing Date, Pubco will, and will cause its subsidiaries (including the Surviving Subsidiaries) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Mars Parties and ScanTech in existence on the Closing Date and make the same available for inspection and copying by the Seller Representative during normal business hours of Pubco and its subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents will be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its subsidiaries (including ScanTech) without first advising the Seller Representative in writing and giving Seller Representative a reasonable opportunity to obtain possession thereof.

Mutual Covenants of the Parties
•
The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption, and any proceeds received by Mars from any Transaction Financing will first be used to pay (i) Mars’ accrued expenses, (ii) Mars’ deferred expenses of the IPO, (iii) any loans owed by Mars to the Sponsor for any expenses (including deferred expenses), other administrative costs and expenses incurred by or on behalf of Mars or Extension Expenses and (iv) any other liabilities of Mars as of the Closing.

•
Immediately after the Closing, Karl Brenza will be appointed as the Chairman of Pubco and the parties will designate and appoint to the rest of Pubco’s board of directors seven individuals, as follows: (i) two individuals designated by Mars prior to the Closing, one of whom will be Karl Brenza and the other of which will qualify as an independent director under Nasdaq rules, which Mars director designees will be reasonably acceptable to ScanTech, (ii) four individuals that are designated by ScanTech prior to the Closing, one of whom will be the Chief Executive Officer of ScanTech and two of which will qualify as independent directors under Nasdaq rules, which ScanTech director designees will be reasonably acceptable to Mars, and (iii) one individual that is mutually agreed upon by ScanTech and Mars acting reasonably, and who will qualify as an independent director under Nasdaq rules.

•
Mars and ScanTech agree to use commercially reasonable efforts to cause Pubco or ScanTech, as applicable, prior to the filing of the Registration Statement, to agree upon definitive terms and enter into definitive documentation relating to certain indebtedness, which will become effective as of and be contingent upon the Closing.

•
The parties agreed to use commercially reasonable efforts to consummate the Business Combination.

•
The parties agreed to give prompt notice of certain matters to the other parties.

•
The parties agreed to keep certain information confidential.

•
The parties agreed to make relevant public announcements.

Termination
The Business Combination Agreement may be terminated by either ScanTech or Mars under certain circumstances, including, among others, (i) by written consent of both Mars and ScanTech, (ii) by either ScanTech or Mars by written notice if any of closing conditions have not been satisfied or waived by January 31, 2024, (iii) by either ScanTech or Mars if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (iv) by either ScanTech or Mars if the other party has materially breached their respective representations or covenants under the Business Combination Agreement and has not timely cured such breach, (v) by either ScanTech or Mars if there is a Material Adverse Effect on the other party and the Material Adverse Effect has not been timely cured, (vi) by either ScanTech or Mars if Mars has held a shareholders’ meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite vote of the shareholders of Mars, and (vii) by either ScanTech or Mars if the Company Holders do not approve the Business Combination.
Following the termination of the Business Combination Agreement, there will be no liability on the part of any party except for certain specified provisions that survive the termination.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the law of another jurisdiction.
Related Agreements
This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to or in connection with the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety.
Lock-Up Agreements
Concurrently with the execution of the Business Combination Agreement, certain directors, officers and security holders of ScanTech entered into the Lock-Up Agreements with Pubco and Mars respect to the Lock-Up Shares, pursuant to which each such person agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), on the terms and subject to the conditions set forth in the Lock-Up Agreements. The Lock-Up Agreements will become effective only at the Closing. Notwithstanding the foregoing, the lock-up restrictions will be released in the event that the closing price of the Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) following the Closing equals or exceeds $12.00 per share for any 20 out of 30 consecutive trading days.
Voting and Support Agreement
As a condition to the willingness of ScanTech to enter into the Business Combination Agreement, and as an inducement and the expenses and efforts to be undertaken by Mars and ScanTech to consummate the transactions, Mars, ScanTech, the Insiders negotiated and agreed to enter into the Voting and Support Agreement in order for the Insiders to provide certain assurances to ScanTech regarding the manner in which they are bound to vote the shares owned by them with respect to the Business Combination Agreement.

Concurrently with the execution of the Business Combination Agreement, Mars entered into a Voting and Sponsor Support Agreement (the “Voting and Support Agreement”) with ScanTech, the Insiders, pursuant to which, among other things, the Insiders agreed to (i) vote any of the Mars ordinary shares held by them in favor of the Business Combination, (ii) not redeem any of their shares in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Voting and Support Agreement. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.
Insider Letter Amendment
Following the execution of the Business Combination Agreement and prior to the Closing, Mars, Pubco, the Sponsor and certain other parties will enter into the Insider Letter Amendment, which amends the Insider Letter entered into in connection with Mars’ initial public offering. Pursuant to the Insider Letter Amendment, among other things, the Insider Letter will be amended to (i) add Pubco as a party to the Insider Letter and (ii) reflect the transactions contemplated by the Business Combination Agreement, including the issuance of shares of Pubco Common Stock in exchange for the Ordinary Shares.
Prepaid Forward Purchase Agreement
On September 4, 2023, Mars entered into the FPA with ScanTech, Pubco and RiverNorth SPAC Arbitrage Fund, L.P. (“RiverNorth”), pursuant to which RiverNorth agreed, among other things, to purchase Ordinary Shares in the open market for no greater than the Redemption Price indicated by Mars’ most recent periodic report (the “Prepaid Forward Purchase Price”). The shares to be purchased by RiverNorth (the “Purchased Shares”) will not be redeemed in connection with the Extraordinary General Meeting and will convert into shares of Pubco Common Stock upon consummation of the Business Combination. Upon the Closing, the Purchased Shares will be allocated on a 14 to 1 basis (“Share Ratio”) between “Prepaid Forward Purchase Shares” and “Commitment Shares.” No later than the date any assets from Mars’ Trust Account are disbursed in connection with the Business Combination, Mars, ScanTech and Pubco will cause RiverNorth to be paid directly, out of the funds so disbursed, a cash amount equal to the number of Purchased Shares multiplied by the Redemption Price. The parties agreed to use commercially reasonable effort to set up an escrow account to hold the Prepaid Forward Purchase Shares.
Until the earlier of (i) five (5) days after the date that (i) Pubco, Mars or ScanTech breaches the FPA if such breach is not cured and (ii) the date that is eighteen (18) months after the Business Combination Closing (the “Maturity Date”), RiverNorth will have the ability to sell the Prepaid Forward Purchased Shares, subject to the following conditions: On a daily basis, all sales must either (i) equal or exceed the “Reference Price”, where the Reference Price will initially equal the Redemption Price, and (ii) at Pubco’s option, may be reduced (but never increased) at any time to the VWAP for the preceding 10 trading days but in no event less than $10.00 per share (the “Floor”) unless in Pubco’s sole discretion, the Floor is lowered. Prior to the Maturity Date, RiverNorth may sell Commitment Shares for its own account in proportion to the sale of Prepaid Forward Purchase Shares based on the Share Ratio. Following sales of the Prepaid Forward Purchase Shares, if any, by RiverNorth, RiverNorth will remit the Reference Price per share to Pubco, subject to adjustments. On the Maturity Date, any Prepaid Forward Purchase Shares not sold by RiverNorth will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by RiverNorth, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of the FPA, the Maturity Date will be accelerated to the date one day after the full settlement of such sales. RiverNorth will be entitled to retain all Commitment Shares not sold prior to the Maturity Date.
Non-Redemption Agreements
Prior to the Initial Extension Meeting, Mars, the Sponsor, Pubco and the Extension Non-Redeeming Shareholders entered into certain non-redemption agreements. Pursuant to the non-redemption agreements, following approval of the Business Combination at the extraordinary general meeting, for each 100,000 Ordinary Shares not redeemed by the Extension Non-Redeeming Shareholders in connection with the Initial

Extension Redemption, Mars and the Sponsor agreed to cause Pubco to issue and Pubco agreed to issue 20,000 shares of Pubco Common Stock to each Extension Non-Redeeming Shareholder no later than two (2) business days following the closing of the Business Combination, representing an aggregate of 362,676 Pubco Common Stock to all Extension Non-Redeeming Shareholders.
Transaction Financing
Under the Business Combination Agreement, Mars agreed to use commercially reasonable efforts to enter into financing agreements on such terms as Mars and ScanTech may agree and, if requested by Mars, ScanTech will, and will cause its representatives to, reasonably cooperate with Mars in connection with any such financing agreements.
Interests of Mars’ Directors, Officers and Advisors in the Business Combination
Mars’ executive officers and directors have interests in the Business Combination that are different from, or in addition to, your interests as a Mars Shareholder, including:
•
Mars will have until November 16, 2024 to consummate a business combination. However, if it anticipate that it may not be able to consummate the Business Combination within 21 months, Mars will, by resolution of its board if requested by its Sponsor, extend the period of time to consummate a business combination by an additional three months up to two times (for a total of 27 months to complete a business combination), subject to the Sponsor depositing additional funds into the Trust Account as set out below. Pursuant to the terms of Mars amended and restated memorandum and articles of association and the trust agreement between us and Continental Stock Transfer & Trust Company, in order to extend the time available for it to consummate the Business Combination by up to three months, our Sponsor or its affiliates or designees must deposit into the Trust Account $690,000 ($0.10 per share) on or prior to the date of the deadline. Mars may extend the time available for it to consummate the Business Combination for an additional three months twice, and each extension will require such an additional deposit into the Trust Account for an aggregate of $1,380,000. Mars’ Sponsor and its affiliates or designees are obligated to fund the Trust Account in order to extend the time for it to complete the Business Combination, but the Sponsor will not be obligated to extend such time.

•
If the Business Combination is not completed by November 16, 2024, Mars may, but is not obligated to, extend the period of time to consummate a business combination two times by an additional three months each time (for a total of up to 27 months to complete a business combination). Pursuant to the terms of our amended and restated memorandum and articles of association and the trust agreement between us and Continental Stock Transfer & Trust Company, in order to extend the time available for us to consummate the Business Combination, the Sponsor or its affiliates or designees, upon five days advance notice prior to the applicable deadline, must deposit into the Trust Account for each three-month extension, $690,000 ($0.10 per share), on or prior to the date of the applicable deadline. The Sponsor or its affiliates or designees will receive non-interest bearing, unsecured promissory notes equal to the amount of any such deposit. If Mars does not complete a business combination, it will not repay such loan, except to the extent there are funds available outside the Trust Account to do so after provision for all liquidation expenses. If Mars completes the Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to Mars. The Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for Mars to complete the Business Combination.

•
If the Business Combination is not approved, in accordance with the Mars Memorandum and Articles, the 1,725,000 Founder Shares held by the Insiders, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), as will the 391,000 Private Placement Rights that were included in the Private Placement Units acquired simultaneously with the IPO and in connection with the exercise of the overallotment option, for an aggregate purchase price of $3,910,000. Irrespective of existing lock-up agreements that impose restrictions on the transfer of the Founder Shares, the Ordinary Shares in the Private Placement Units and Private Rights, such Founder Shares together with the Ordinary Shares in the Private Placement Units, and Private Rights had an aggregate market value of approximately $[•] based on the last sale price of $[•] and $[•], respectively, on Nasdaq on [•], 2024.
•
In order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ executive officers and directors may, but are not obligated to, loan Mars the Working Capital Loans. If Mars completes the Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of Pubco at a price of $10.00 per unit. The units would be identical to the Private Placement Units.

•
The exercise of Mars directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in Public Shareholders’ best interest.

•
Mars’ Sponsor, officers, directors, initial shareholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on Mars’ behalf, such as identifying and investigating possible business targets and business combinations. As of September 30, 2023, $5,000 of such out-of-pocket expenses have been incurred. However, if Mars fails to consummate the Business Combination, they will not have any claim against the Trust Account for reimbursement. Accordingly, Mars will most likely not be able to reimburse these expenses if the Business Combination is not completed, including any balances outstanding on any Working Capital Loans issued to Mars by the Sponsor.

•
Pursuant to the Voting and Support Agreement, the Insiders agreed to not redeem any of their shares in connection with the Business Combination. The Insiders received no additional consideration in exchange for the agreement to waive their redemption rights.

•
If the Business Combination is not consummated, and there are insufficient funds to repay the Working Capital Loans, all unpaid amounts would be forgiven. All or a portion of the amounts outstanding under the Working Capital Loans may be converted on the Maturity Date into Units at a price of $10.00 per Unit at the option of the Sponsor. The Units would be identical to Mars’ outstanding Private Placement Units that were issued to the Sponsor in the Private Placement. The Working Capital Loans contain customary events of default, including, among others, those relating to Mars’ failure to make a payment of principal when due and to perform any other obligations that is not timely cured after written notice of such default from the Sponsor.

Exchange Listing
The Units (each consisting of one Ordinary Share and one Right), Ordinary Shares, and Rights (each Right entitling the holder to receive two-tenths of an Ordinary Share upon the consummation of the Business Combination) are currently traded on Nasdaq under the symbols “MARXU”, “MARX” and “MARXR,” respectively. Following the Closing, the Units, Ordinary Shares and Rights will no longer trade. Pubco will apply for listing, to be effective upon the Closing, of the shares of Pubco Common Stock on Nasdaq under the symbol “STAI” There is no assurance that Pubco will be able to satisfy the Nasdaq listing criteria necessary for listing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. Pubco will not have units or rights traded following the consummation of the Business Combination
Background of the Business Combination
Mars Acquisition Corp. is a blank check company incorporated on April 23, 2021, and formed as a Cayman Islands exempted company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Mars may pursue a Business Combination target in any industry or sector, but Mars expects to focus on automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market.
On May 31,2021, Mars Capital Holding Corporation, Sponsor, purchased an aggregate of 1,250,000 Founder Shares, for an aggregate offering price of $125. On October 20, 2021, Sponsor purchased additional 173,125 Founder Shares for an aggregate offering price of $16,375, such that Sponsor owned an aggregate of 1,423,125 Founder Shares, for an average purchase price of approximately $0.021 per share. On October 20, 2021, Mars officers and directors paid an aggregate purchase price of $8,500 for a total of 733,125 Founder Shares, for approximately $0.012 per share. On December 1, 2022, Mars effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares was consolidated into 1 share. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. It also reduced the number of outstanding shares from 2,156,250 shares to 1,725,000 shares. The number of Founder Shares issued was determined based on the expectation that the Founder Shares would represent approximately 20% of the outstanding Ordinary Shares upon completion of the IPO. The Founder Shares (including the Ordinary Shares issuable upon exchange thereof) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holder until six (6) months after the completion of the Business Combination. Such securities were issued in connection with our organization pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.
On February 16, 2023, Mars consummated an IPO of 6,900,000 Units, each Unit consisting of one share of Mars and one right to receive two-tenths (2/10) of one ordinary share upon consummation of the Business Combination. The closing included the full exercise of the underwriter’s over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Mars of $69,000,000. Maxim acted as the sole book running manager of the offering. The securities sold in the offering were registered under the Securities Act on a registration statement on Form S-1 (No. 333-265240). The SEC declared the registration statement effective on February 13, 2023.
On February 16, 2023, simultaneously with the consummation of our IPO, Mars sold to Sponsor, Mars Capital Holding Corporation, in a private placement an aggregate of 391,000 private placement units at a price of $10.00 per Unit, generating total proceeds of $3,910,000. The Private Placement Units are identical to the Units sold in our IPO, except that the private placement units and the underlying securities are subject to certain restrictions on transfer and entitled to certain registration rights. No underwriting discounts or commissions were paid with respect to such securities.
A total of $70,380,000 of the net proceeds from the sale of Units in our IPO and the private placement units in the private placement on February 16, 2023, was placed in the Trust Account established for the benefit of the Public Shareholders maintained by Continental Stock Transfer & Trust Company, acting as trustee, which Mars refer to as the Trust Account. As of September 30, 2023, there was approximately $72,587,819 in cash held in the Trust Account. Except with respect to interest earned on the funds held in the Trust Account that may be released to us to pay our franchise and income tax obligations (less up to $50,000 of interest to pay dissolution expenses), the funds held in the Trust Account will not be released from the Trust Account until the earliest of: (a) the completion of the Business Combination; (b) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend our certificate of incorporation: (i) to modify the substance or timing of our obligation to redeem 100% of our Public Shares if Mars does not complete the Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination); or (ii) with respect to any other provision relating to shareholders’ rights or pre-business combination activity; and (c) the redemption of our Public Shares if Mars is unable to complete the Business Combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), subject to applicable law.
Immediately after the closing of Mars’ IPO on February 16, 2023, the officers and directors of Mars began to contact potential candidates for a business combination. In addition, Mars was contacted by a number of individuals and entities with respect to business combination opportunities.
Mars believes its management team has substantial expertise and background in all key aspects of the operation and development of businesses, as well as having a wide and active network of relationships in the technology, finance and energy sectors. Because of this combination of strengths, Mars was able to rapidly and efficiently evaluate a wide range of potential business combination candidates to determine which ones met its transaction criteria, and then to quickly submit proposals for a business combination to final candidates. The transaction expertise of Mars’ management team includes businesses in:
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investment banking (Paulson Investment Company, Maxim Group LLC and Craft Capital Management LLC);

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automotive (Zhejiang Geely Holding Group Corporation, a global automobile company headquartered in Hangzhou, China);

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healthcare technology (Chinese stem cell company, China liver-cancer joint venture with US bio-tech company);

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big data and artificial intelligence (Japanese e-legal software provider and Chinese e-learning company),

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clean-tech (waste to energy conversion company); and

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specialty manufacturing (specialty garments manufacturer, medical suits).

The following chronology summarizes the key meetings and events that led to the signing of the Business Combination Agreement.
This chronology does not purport to catalogue every correspondence among representatives of Mars. Representatives of Mars involved in the discussions and negotiations referenced herein included one or more of Karl Brenza, CEO and CFO of Mars and Iris Zhao, COO of Mars (“Mars Management”).
Between February 24, 2023 and April 22, 2023, Mars performed a broad outreach to numerous potential deal sources and held discussions with and receive information on over 20 potential de-SPAC targets. Discussions with the targets proceeded to varying degrees of seriousness with NDAs executed with 7 targets, potential deal structures discussed with 4 targets and a signed term sheet with one target prior to signing a letter of intent with ScanTech.
In addition to ScanTech, Mars reviewed a potential transaction with the following companies among others:
1.
AI robotics company

2.
MENA region specialty pharma company

3.
Medical catheter company

4.
Medical device company for diagnosis and treatment of eye diseases

5.
New York Hotel company

6.
Rocket launching company

7.
Internet-based auto dealership

8.
Solar power integration company

9.
Anti-scarring biotech company

10.
Virtual bus company

11.
High-tech marine propulsion company

12.
New airline in India

13.
Airplane robotics company

14.
Sportswear specialty manufacturer

15.
Early cancer detection company

16.
B2B airport transfer company

17.
Real estate analytics company

18.
Brazil agricultural company

19.
India Online payment company

20.
Australian gaming company

Mars submitted deal structure proposals to four potential targets other than ScanTech. The remaining candidates did not receive a proposal from Mars due to a combination of factors, including inadequate preparedness to be a publicly traded company, valuation discrepancies, excess capital requirements or because Mars did not believe that a business combination was actionable with such candidate. Below is a summary of the outcome of the discussions with each of the four other potential targets:
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Target A:   Following execution of an NDA on February 28, 2023, Mars spent approximately 4 weeks reviewing Target A’s business plan and PowerPoint presentation and conduct meetings with the CEO to review growth opportunities and the prospect for a potential merger. Mars then negotiated and executed a term sheet with Target A regarding a potential business combination with Mars on April 4, 2023 which provided for a $150mm valuation for Target A issued in stock and a minimum closing cash condition of $15 million. Following additional due diligence and negotiations throughout the month of April, it was determined that a key investor of Target A was not in favor of merging with a SPAC and a letter terminating the term sheet was signed between Mars and target A.

•
Target B:   Following execution of an NDA on March 7, 2023, Mars spent approximately 3 weeks reviewing Target B’s business plan and PowerPoint presentation and conduct meetings with the CEO and CFO to review growth opportunities and the prospect for a potential merger. Mars then submitted potential transaction terms to Target B which provided for a $100 million valuation for Target B issued in stock. After 3 weeks of further discussions, Mars determined that a transaction with Target B was not viable due to Target B’s immediate capital needs.

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Target C:   Following execution of an NDA on March 10, 2023, Mars spent approximately 3 weeks reviewing Target C’s business plan and PowerPoint presentation and conduct meetings with the CEO and Target C’s investment banker to review Target C’s operations and the prospect for a potential merger. Mars then submitted potential transaction terms to Target C which provided for a valuation for Target C of $60 million issued in stock. After 2 weeks of further discussions, the parties agreed that there was a mismatch regarding structure and valuation expectations and discussions ended.

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Target D:   Following execution of an NDA, Mars entered into discussions with Target D for approximately 5 weeks commencing in March 2023, during which it reviewed Target D’s business plan and PowerPoint presentation. During this period, Mars conducted meetings with the management team and investment bankers to review Target D’s operations and growth opportunities and the prospect for a potential merger. Mars then submitted potential transaction terms to Target D which provided for a valuation for Target D of $150 million issued in stock. After a week of further discussions, Mars determined that Target D was not a preferable target relative to ScanTech due Target D’s lack of familiarity with SPACs and the need for substantial, and potentially difficult to secure PIPE financing and Mars informed Target D that it would not be proceeding further.

In the week of March 13, 2023, Mars reached out to various individual and entities across different industries as part of its broad target outreach process, including Lowenstein Sandler LLP, (“LS”) a New York based law firm to inquire about potential business combination targets. On March 17, 2023, LS introduced Mr. Brenza to an advisor to ScanTech. Mr. Brenza and the advisor discussed ScanTech and decided to explore a potential business combination between Mars and ScanTech.
On March 20, 2023 Mars prepared and sent an NDA to Dolan Falconer, the CEO of ScanTech. Messrs. Brenza and Falconer exchanged emails for comments on the NDA and it was then executed by Mr. Brenza and Mr. Falconer on May 3, 2023.

On March 23, 2023, Mr. Brenza and the management team of ScanTech, including Mr. Falconer held a conference call for a detailed discussion of ScanTech, its technology, the business opportunity, the revenue growth potential and a wide variety of other topics.
On March 27, 2023, the parties held a call where both sides expressed interest in proceeding toward a term sheet. On the same day, Mr. Falconer gave Mr. Brenza access to a dataroom with preliminary information regarding ScanTech.
On March 31, 2023, a call held between Mr. Brenza and Mr. Falconer to discuss the preliminary information.
On April 3, 2023, Mr. Brenza prepared and emailed a detailed list of follow-up diligence questions to Mr. Falconer to learn more about ScanTech.
On April 10, 2023, ScanTech management made available additional materials in response to Mars’ follow-up questions.
Between April 10, 2023 and April 19, 2023, Mr. Brenza reviewed the additional material and discussed with Mr. Falconer.
On April 20, 2023, Mr. Brenza sent ScanTech management a spreadsheet presenting a proposed deal structure, including, among other items, a proposed valuation of ScanTech and structure of a proposed business combination.
Prior to sending a draft LOI to ScanTech, Mars’ management had determined not to pursue further negotiations with any of the other potential targets for one or more reasons, such as maturity of the business, market trends, size of the business, growth prospects, history and strength of revenue and earnings, strength of management, and public market readiness, including the state of the target’s financial systems or controls. Mars’ management decided to further its discussion with ScanTech because the proposed business combination with ScanTech was immediately actionable and ScanTech was in an industry in which Mars was focused and possessed the growth and other financial attributes that Mars intended to target at the time of its IPO.
On April 28, 2023, Mr. Brenza sent a draft LOI to Mr. Falconer for consideration. Among other provisions, the LOI contemplated an enterprise value of ScanTech of $100 million, ScanTech shareholder pro forma ownership of approximately 49% and an initial exclusivity term lasting until the earlier of the termination of LOI or execution of a definitive agreement. Mars arrived at this valuation by using the information available at that time, including its understanding of ScanTech’s projections of purchase orders of Sentinel Scanners.
Between April 30, 2023 and May 3, 2023, Mr. Brenza and Mr. Falconer exchanged comments on the LOI by email. The initial equity valuation of ScanTech provided by Mars was $100 million, free and clear of liens and encumbrances and consideration in the form of shares of common stock. It was subsequently agreed by the parties that this valuation would be increased to $110 million. A potential minimum cash provision was discussed by the parties, which the parties subsequently agreed to remove. The level of earn-out and equity incentive shares were discussed and it was agreed by the parties that both levels would be set at 10%. Finally, the board of directors structure was discussed and it was ultimately agreed that ScanTech would designate four (4) directors, Mars would designate two (2) directors.
On May 3, 2023, Mr. Brenza and Mr. Falconer signed an LOI with the following key items: (i) a $110 million equity valuation free and clear of liens and encumbrances and consideration in the form of shares of common stock, (ii) no minimum cash condition with an understanding to use best efforts to maximize closing cash (iii) an earn-out equal to 10% of fully-diluted shares on closing, (iv) a six-month lock-up on shares issued to ScanTech shareholders following the consummation of the Business Combination (v) post-closing board of directors composition of seven (7) members: four (4) directors designated by ScanTech prior to the closing, two (2) director designated by Mars prior to the closing; and one (1) director designated by mutual agreement by ScanTech and Mars and (vi) equity incentive plan equal to 10% of shares outstanding upon closing. The execution version of the Business Combination Agreement was consistent with the material terms in the LOI, other than an increase in the equity valuation of ScanTech from $100 million to $110 million, as a result of negotiations between the parties.
On May 5, 2023, a preliminary kick-off call was held between the Mars and ScanTech teams, and attended by Messrs. Brenza, Falconer, the ScanTech advisor, Mr. Huang, the principal shareholder of Mars, Ms. Zhao, the COO and Director of Mars, Mr. Jeff Zheng, an Independent Director of Mars and Fang Liu and Zixuan Guo of VCL Law LLP (“VCL”).
On May 8, 2023, Mr. Brenza sent Mars’ business due diligence request list to ScanTech. On May 9, 2023, Mr. Brenza sent Mars’ legal due diligence request list to ScanTech management. The lists substantially expanded on the initial due diligence questions sent on April 3, 2023.
On May 16, 2023, Mars formally engaged VCL as its legal counsel for the proposed business combination.
Beginning on May 10, 2023, representatives of VCL were provided with access to a virtual data room maintained by ScanTech (the “Data Room”) and began conducting legal due diligence review of certain materials contained therein. Mars management’s financial and business diligence of ScanTech included, among other things, a review of ScanTech’ existing business and operations, a review of the financial performance of ScanTech, both historical and as projected by the ScanTech management, as well as a review of growth plans, financial models, financial statements and draft audits.
During the following weeks, Mars and representatives of VCL, on behalf of Mars, submitted several rounds of follow-up due diligence questions and requests and received responses from ScanTech in the form of verbal and written answers and supporting documentation uploaded to the dataroom.
On May 16, 2023, an all-hands call was held to discuss timing and responsibilities.
On May 21, 2023, Mr. Brenza prepared and sent to the working group a detailed agenda of key action items to the working group for discussion on the next call including BCA drafting, due diligence requirements, audit process, third party due diligence calls, proxy preparation, Nasdaq listing requirements, investor presentation and overall deal timing.
Between May 23 and August 29, 2023, weekly all-hands calls were held and all key action items were discussed.
On June 7, 2023, Mr. Brenza and Mr. Falconer held a due diligence call to review a wide range of due diligence and business items.
On June 14, 2023, a call was held among Mars and ScanTech management to discuss the implantation and timing of the required audits.
On June 15, 2023, Ellenoff Grossman & Schole, counsel to ScanTech (“EGS”) delivered via email to VCL, on behalf of Mars, an initial draft of the BCA, with principal terms substantially consistent with the terms of the LOI.
On June 19, 20, and 23, 2023, Mr. Brenza and VCL conducted due diligence calls with ScanTech’s major customers, distributors and suppliers. During the following weeks, Mr. Brenza and representatives of VCL submitted several rounds of follow-up due diligence questions and requests and received responses from ScanTech in the form of verbal and written answers and supporting documentation.
On June 25, 2023, VCL sent a revised draft of the Business Combination Agreement with Mars and VCL’s comments to EGS. The revised draft of the Business Combination Agreement: (i) revised the merger consideration provision to exclude non-converted debts; (ii) revised the earn-out provisions consisting with ScanTech’s financial projections; (iii) added forward stock purchase agreement to the covenant; (iv) removed a minimum cash condition a closing condition; and (v) removed anti-trust law approval as a closing condition.
On June 30, 2023, a call was arranged at the request of Mr. Brenza by Paul Larosa, Head of Capital Markets for Maxim Group, LLC, the underwriter of Mars’ initial public offering, with RiverNorth SPAC Arbitrage Fund, L.P. (“RiverNorth”) for the purpose of exploring a potential forward purchase agreement with Mars. Following the call, Rivernorth executed an NDA with Mars and terms for a potential forward purchase agreement were exchanged.
On July 7, 2023, VCL, on behalf of Mars, delivered via email to EGS, on behalf of ScanTech, a revised draft of the Business Combination Agreement, including Mars disclosure schedules and Mars’ Cayman counsel’s comments. On July 23, 2023, EGS delivered to VCL a revised version of the draft BCA reflecting input received from ScanTech’s positions on various open issues, including the consideration and payment mechanics, the structure of the proposed business combination, the earn-out provisions, the breadth of representations and warranties, the outside date, certain termination provisions and certain other terms and conditions.
On July 10, 2023, VCL and Mars prepared a preliminary draft of Prepaid Forward Purchase Agreement (“FPA”) with RiverNorth regarding the purchase Ordinary Shares in the open market and sent to EGS and ScanTech for comments.
On July 12, 2023, Mr. Brenza held a site visit of ScanTech at ScanTech’s headquarters in Buford, Georgia. Meetings were held for a comprehensive review of ScanTech’s business and operations, and a thorough tour of the facilities took place including testing, software development, assembly, operations and warehouse/shipping departments. During the site visit, Mr. Brenza met with Mr. Dolan Falconer, ScanTech’s CEO, Mr. Rocky Starns, ScanTech’s CTO, Mr. DeMeakey Williams, ScanTech’s Executive Advisor of Global Sales, Mr. Alfred Forbes, ScanTech’s Chief Scientific Officer and Mr. Ade Adesuyi, ScanTech’s VP of IT, among others.
On July 20, 2023, the Mars Board discussed ScanTech’s business plan and expected purchase orders, site visit, a proposed equity incentive plan, and Closing Net Debt (as defined in the Business Combination Agreement).
On July 28, 2023, as Mr. Huang and Ms. Zhao were directors of Sponsor, which held 18% ownership of Mars, the Mars Board formed a Special Committee (the “Special Committee”) comprised of independent directors Messrs. Yenyou (Jeff) Zheng, James Jenkins, Yang (Sean) Liu and Xin (Adam) He, to review the proposed business combination with ScanTech. The Special Committee retained Network 1 Financial Securities, Inc. (“Network 1”) as its financial advisor for the purpose of providing a fairness opinion with respect to the valuation of ScanTech.
On August 2, 2023, Mr. Brenza discussed the FPA with RiverNorth who indicated that its counsel would provide comments on the FPA.
On August 4, 2023, Loeb & Loeb LLP (“Loeb”), as counsel to RiverNorth, provided comments to the FPA, reflecting RiverNorth’s position on adding Pubco as a signatory and requiring the filing of a registration statement to effect the sale of the prepaid forward purchase shares.
On August 5, 2023, EGS delivered a further revised version of BCA regarding the consideration, ScanTech’s debt status, earn-out provision, and updated ScanTech’s disclosure schedule. It also provided comments on various open items.
On August 7, 2023, Mr. Brenza sent the revised BCA responding to EGS comments to the Mars Board for review. Ms. Zhao and Mr. Zheng provided feedback via phone calls with VCL.
On August 18, 2023, Mars, EGS, VCL, and Loeb conducted a meeting to review Loeb’s comments to the FPA, including forward purchase shares, redemption price, prepaid forward purchase price, prepayment amount, registration rights, termination and indemnification provisions. Subsequent to the meeting, VCL and EGS provided an updated version to Loeb reflecting terms that were agreed upon in the meeting. Loeb provided comments to the FPA.
Between August 18 and September 3, 2023, Mars, ScanTech, VCL and EGS conducted conference calls to discuss open items, and traded drafts of the BCA and various ancillary agreements regarding ScanTech’s debt summary, closing calculations and mechanics, earn-out provision, and certain of ScanTech’s representations, warranties and covenants.

On August 22, 2023, the Special Committee met via video conference to discuss the Business Combination and the Business Combination Agreement in detail, and all of the transactions and Related Agreements contemplated by it, subject to completion of definitive documents. Also in attendance were representatives of Mars management, VCL and Network 1. At the meeting, Mars management made a verbal management presentation which included an overview of ScanTech’s business and strategic prospects and growth opportunities, as well as the main factors considered by Mars for the purposes of the valuation attributed to ScanTech. Network 1 representative made a fairness opinion presentation to the Special Committee regarding the proposed valuation of ScanTech and Pubco in the context of trends in the equity market and merger market and general industry trends for technology and checkpoint scanning companies.
On August 22, 2023, the Mars Board met via video conference to discuss the Business Combination and the Business Combination Agreement in detail, and the preliminary approval of the Business Combination Agreement and all of the transactions and Related Agreements contemplated by it, subject to completion of definitive documents. The Special Committee presented the valuation and key terms of the Business Combination Agreement to the Mars Board. Also in attendance were representatives of VCL.
On August 24, 2023, the Mars Board discussed ScanTech’s Closing Net Debt (as defined in the Business Combination Agreement) and the expiration date of ScanTech’s registered patents.
On August 25, 2023, Network 1 provided a draft fairness opinion to the Special Committee with respect to the valuation of ScanTech in connection with the proposed business combination and derived an estimated post-transaction enterprise value of $149.5 million, consisting of an estimated equity value of $197.5 million and $48 million in net cash, assuming no redemptions by Public Shareholders. Net cash will come from Mars’ approximately $72 million of cash in trust (assuming no shareholder redemption).
On August 29, 2023, EGS sent a subsequent draft of the Business Combination Agreement to Mars.
On August 31, EGS provided changes to representations and warranties made by Mars and ScanTech in the FPA, which were partially accepted by Loeb. Mars, VCL, ScanTech, EGS and Loeb agreed to the changes and finalized the FPA.
On August 31, 2023, the Special Committee held a video conference attended by all members of the Special Committee. Representatives from Mars management, VCL, Network 1 were also in attendance. During the meeting, Mr. Brenza provided an update on general market conditions for special purpose acquisition companies and reviewed the general deal framework. Mr. Brenza also provided the Special Committee with a summary of the terms and structure of the proposed business combination, the Business Combination Agreement and the Related Agreements. Network 1 provided its final presentation and its fairness opinion to the Special Committee. The summary of the fairness opinion in this proxy statement is qualified in its entirety by reference to the full text of the fairness opinion, which is attached to this proxy statement/prospectus as Annex F, and sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Network 1 in connection with the fairness opinion. For a detailed discussion of the fairness opinion, see the section below entitled “Description of Fairness Opinion of Network 1.”
At the August 31, 2023 meeting, after considering the proposed terms of the Business Combination and Related Agreements and asking questions to Network 1, Mars’ Management and VCL, and taking into account the other factors described below under the caption “The Mars Board and Special Committee’s Reasons for the Approval of the Business Combination,” the Special Committee and the Mars Board unanimously approved the Business Combination Agreement and Related Agreements and determined that each of the Business Combination Agreement and the Related Agreements (and the transactions contemplated by such agreements) was advisable and in the best interests of Mars and its shareholders. The Mars Board further determined that it was advisable and in the best interests of Mars and its shareholders to consummate the Business Combination and other transactions contemplated by the Business Combination Agreement and related agreements, and the Mars Board directed that the Business Combination Agreement and the other Stockholder Proposals described in this proxy statement/prospectus/consent solicitation be submitted to Mars’ shareholders for approval and adoption, and recommended that Mars’ shareholders approve and adopt the Business Combination Agreement and such other Stockholder Proposals.

On September 1, 2023, Mars Board reviewed the finalized version of the Business Combination Agreement.
On September 5, 2023, the parties announced the Business Combination, and Mars filed a Current Report on Form 8-K including, among other things, a press release and a copy of the Business Combination Agreement.
Mars ultimately decided to pursue a business combination with ScanTech and to abandon other potential business combination opportunities that it had explored because of, among other things: proprietary technology which effectiveness has been verified by US regulatory certifications, potential for strong cash flow generation, effective corporate governance and fair valuation. See the section entitled “Business Combination Proposal — The Mars Board and Special Committee’s Reasons for the Business Combination” for more information.
The Mars Board and Special Committee’s Reasons for the Approval of the Business Combination
The Mars Board and the Special Committee, in evaluating the transaction with ScanTech, consulted with its legal counsel, Network 1 (fairness Opinion provider) and Mars Management. In addition to the Fairness Opinion by Network 1, Mars Management independently performed an operational and financial due diligence review of ScanTech including a detailed verbal review of ScanTech’s financial model and projections with ScanTech Management, review of ScanTech’s growth prospects and market potential, a review of valuation metrics including comparable companies and a review of ScanTech’s potential positioning as a publicly traded company. The Mars Board and the Special Committee, in evaluating the transaction with ScanTech, consulted with legal counsel, Network 1, and Mars Management.
In reaching its conclusion (i) that the terms and conditions of the Business Combination Agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of Mars and its shareholders and (ii) to recommend that the shareholders adopt the Business Combination Agreement and approve the Business Combination, the Mars Board and the Special Committee considered and evaluated a number of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the Mars Board and the Special Committee did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The Mars Board and the Special Committee viewed their decision as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Mars’ reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward- Looking Statements.”
The members of Mars Management, the Mars Board, and the Special Committee are well-qualified to evaluate the transaction with ScanTech. They have significant transactional experience, including in the technology and AI sectors. Mars’ management team, the Mars Board, and the Special Committee also include individuals with experience in executive management of emerging technology companies and in investing in companies in the technology and AI sectors.
The Mars Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Business Combination Agreement and the transactions contemplated thereby, including but not limited to, the following material factors:
Attractive Transaction Terms
•
No Minimum Cash Requirement.   ScanTech has not imposed a minimum cash requirement, which reduces the need for Mars to secure external financing.

•
Fair and Supportive Valuation.   ScanTech has provided to Mars financial projections, potential purchase orders with customers, and current certifications from regulatory authorities, all of which the Mars Board believes demonstrate substantial value and robust financial growth.

Established Platform
•
Decade-long Competitive Advantages.   ScanTech has spent the last decade developing the advanced logistics screening technology which effectiveness has been verified through regulatory certifications in the US and been field-proven at San Diego and Philadelphia airports in real-world field testing. Its proprietary AI application receives and processes scanning information and create highly accurate density diagnostics. Its machine learning further improves the diagnostics as it continues to identify more objects and collects more data. The Mars Board believes that ScanTech has substantial potential to grow and remain competitive in the security scanning industry.

•
Potential for Strong Cash Flow Generation.   ScanTech anticipates placement on the Transportation Security Administration’s acquisition program’s qualified product list in 2024. Its scanner is certified in key global aviation markets and is pending approval for Europe. It plans to capitalize on both domestic and global markets and commercial infrastructure markets where legislation mandates screening. It has a strong pipeline of domestic as well as international purchase orders. The Mars Board believes that ScanTech has potential to generate predictable revenue streams while maintaining manageable working capital requirements.

•
Continued Financial Support by Investors.   ScanTech has been supported continuously by both prominent investors and friends and families since its inception. The Mars Board believes that this continued support indicates strong investor trust in the development and expansion of ScanTech in the future.

•
Experienced Management Team.   ScanTech’s seasoned management team is led by a diverse and multi-faceted group of professionals each of whom has 15-30 years of leadership and entrepreneurial experience in engineering, manufacturing and security technology industries and transmission X-ray inspection scanning applications.

Attractive Financial Model
•
Near Term Revenue and Contract Opportunities.   ScanTech has provided detailed information about potential purchase orders, negotiations with its potential customers, and status of its certification process with the regulatory authorities.

•
Strong Projected Profit Margins.   Based on the estimated product prices and costs of revenue and refences to comparable companies, the Mars Board believes that ScanTech products will have considerable profit margin.

•
Identifiable Growth Prospects.   ScanTech’s scanning technologies allow potential application in both the national security sector, such as airports and government facilities, and other commercial environment that requires efficient scanning technology as an integral part of their business, such as scanning of parcels in logistics companies.

•
Substantial Projected Profitability.   Given the number of products in the purchase orders under discussion and expected size of purchase order from potential customers, and estimated profit margins of products, the Mars Board believes that ScanTech can generate substantial profits.

Package and Check-Point Scanning Equipment Poised for Growth
•
TSA and International Airports in Replacement Cycle.   Airports have continued needs to replace and upgrade their current scanning systems and equipment that allows higher efficiency and higher accuracy. The Mars Board believes that ScanTech will be able to capture the needs of these airports and supplying them with scanning products.

•
Large Packaging Companies Seeking Faster, More Efficient Scanning Capabilities.   Logistic companies and freight forwarding companies have strong demands for scanning devices that has higher efficient and accuracy to improve security and processing capabilities. Most of these companies do not have requirements as rigid as airports, and the Mars Board believes that ScanTech may be able to gain business from these industries with its current technologies.

•
Additional Markets Including Government Buildings, Stadiums, and Power Facilities.   The Mars Board believes that ScanTech has potential to expand into industries that have the need to impose scanning of personnel or objects to operate.

The Mars Board also considered a variety of uncertainties and risks and other potentially negative factors concerning the Business Combination, including, but not limited to, the following:
•
Benefits not achieved.   The risk that the potential benefits of the Business Combination may not be fully achieved, or may not be achieved within the expected timeframe.

Business Risks — ScanTech (1) has not generated any revenue to date (2) requires certain important industry approvals for certain large customers, (3) has no assurance that contracts/purchase orders will be obtained, (4) has substantial competition from larger companies, (4) has no assurance that manufacturing can be ramped up to meet orders if obtained.
Financial Risks — (1) Revenue ramp is contingent on obtaining commercial orders which have yet to be obtained, (2) profit margins are contingent on effective manufacturing and reasonable component costs and costs availability which are not assured, (3) contract manufacturing has not started and ramp-up and ongoing expense profile is uncertain, (4) Sales and other costs are uncertain,
Capital Risks — (1) Substantial capital is required to support company overhead and initiatives for products approvals which must be raised, (2) Ongoing capital need to support contract manufacturing, working capital for production, sales infrastructure, and R&D to remain competitive which will need to be raised.
Significant Liabilities.   ScanTech has significant outstanding liabilities, including (i) secured indebtedness with a lien on all of its assets, (ii) an unsatisfied judgment of $1,563,793.30 (plus 12% interest per annum, accruing from October 6, 2020) and (iii) a $4.6 million liability to the IRS (as of December 31, 2022) related to employee and employer payroll taxes and associated interest and penalties.
Secured indebtedness.   All of ScanTech’s indebtedness is secured and it has pledged all of its current and future assets, including intellectual property, to its creditors.
•
Liquidation of Mars.   The risks and costs to Mars if the Business Combination is not completed, including the risk of diverting management focus and resources from other businesses combination opportunities, which could result in Mars being unable to effect a business combination by the completion deadline and forcing Mars to liquidate.

•
Exclusivity.   The fact that the Business Combination Agreement includes an exclusivity provision that prohibits Mars from soliciting other business combination proposals and restricts Mars’ ability to consider other potential business combinations so long as the Business Combination Agreement is in effect.

•
Stockholder Vote.   The risk that Mars’ shareholders may fail to provide the respective votes necessary to effect the Business Combination.

•
Post-Business Combination Corporate Governance.   The Mars Board considered the corporate governance provisions of the Business Combination Agreement and the proposed material provisions of the amendment to Mars’ certificate of incorporation and the proposed amended bylaws and the effect of those provisions on the governance of the company post-Business Combination. See “— The Business Combination Agreement” and “Management of New ScanTech After the Business Combination” for detailed discussions of the terms and conditions of these documents.

•
Closing Conditions.   The fact that completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Mars’ control.

•
Litigation.   The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely delay consummation of the Business Combination.

•
Potential Conflicts.   The Mars Board considered the potential additional or different conflicts of interests of Mars’ directors, executive officers, the Sponsor and its affiliates, as described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.” The Mars Board, including Mars’ independent directors, with their respective outside counsel, reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Mars Board, the Business Combination Agreement and the transactions contemplated thereby, including the Merger.

•
Fees and Expenses.   The fees and expenses associated with completing the Business Combination.

•
Other Risks.   Various other risks associated with the Business Combination, the business of Mars and the business of ScanTech described under the section entitled “Risk Factors.”

The Mars Board concluded that the potential benefits that it expected Mars and its shareholders to achieve as a result of the Business Combination outweighed the potentially negative factors associated with the Business Combination. Accordingly, the Mars Board determined that the Business Combination Agreement and the Business Combination were advisable, fair to, and in the best interests of, Mars and its shareholders.
Description of Fairness Opinion of Network 1
On July 28, 2023, the Special Committee retained Network 1 for the benefit of the Special Committee to evaluate the fairness, from a financial point of view to Mars of the consideration to be received by Mars in connection with the Business Combination. The fees paid to Network 1 was a fixed fee and not contingent upon the completion of the Business Combination. On August 22, 2023, Network 1 reviewed with the Special Committee certain financial analysis as described below and rendered its oral opinion to the Special Committee, which opinion was confirmed by delivery of a written opinion to the Special Committee, dated October 26, 2023 (“Network 1 Fairness Opinion”), to the effect that, as of that date the purchase price to be paid by Mars to ScanTech in the Business Combination, in the form of the issuance of Pubco Common Stock, to the equity holders of ScanTech, as provided in the Business Combination Agreement, is fair to Mars from a financial point of view.
The full text of Network 1 Fairness Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Network 1 in rendering its opinion, is attached as Annex F and is incorporated into this proxy statement/prospectus/consent solicitation by reference in its entirety. Public Shareholders are encouraged to read this opinion carefully in its entirety. Network 1 Fairness Opinion was provided to the Special Committee for its information in connection with its evaluation of the purchase price, relates only to the fairness, from a financial point of view, of such purchase price, does not address any other aspect of the transaction and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the Business Combination or their investment in Mars. This summary of Network 1 Fairness Opinion is qualified in its entirety by reference to the full text of that opinion.
In arriving at its opinion, Network 1, among other things:
•
Reviewed draft Business Combination Agreement and letter of intent;

•
Reviewed patents and intellectual property of ScanTech;

•
Reviewed information furnished to Network 1 by ScanTech’s management, including internal financial model and other information;

•
Reviewed ScanTech’s un-audited historical financial statements for the years ended December 31, 2021 to December 31, 2022, and six (6) months ended June 30, 2023;

•
Reviewed ScanTech’s projections for fiscal years ended December 31, 2023 to December 31, 2032;

•
Interviewed ScanTech’s senior management concerning historical and current operations, financial conditions, and prospectus;

•
Reviewed the valuation of ScanTech implied by the consideration;

•
Reviewed the valuations of publicly traded companies that Network 1 deemed comparable in certain respects to ScanTech; and

•
Reviewed the Discounted Cash Flow analysis on ScanTech’s valuation.

In connection with its review, Network 1 relied upon the accuracy, and completeness, of the financial, and supplemental information, provided by, or on behalf of Mars Board, Mars, or ScanTech. It also obtained additional information from public sources, or from private sources, which we believe to be dependable. It did not conducted any independent valuation, or appraisal, of any specific assets of Mars or ScanTech, or any appraisal, or estimate, of any specific liabilities of Mars. With respect to the projections and financial forecasts relating to ScanTech, Network 1 assumed that such projections, and financial forecasts, have been reasonably prepared and reflect the best currently available estimates, and judgments of the management of ScanTech, as to the future financial performance of ScanTech and that the management of Pubco will be able to execute on the business plan underlying such projections. Network 1 assumed no responsibility for such projections, or financial forecasts, or the assumptions on which they are based.
In determining fair value, Network 1 focused exclusively on ScanTech’ s enterprise value, immediately prior to the Closing, without considering any potential effects, whether positive or negative, arising from the Business Combination. Additionally, it did not consider the dilution impact of the issuance of Pubco Common Stock on the Public Shareholders.
In performing analyses, the Network 1 made material assumptions with respect to, among other things, timing and quantum of sales orders from aviation customers, sales from packaging and other customers, and cost of development of proprietary scanning products, component and manufacturing costs and corresponding profit margins, market size, commercial efforts, industry performance, general business and economic conditions and numerous other matters, many of which are beyond the control of Mars, ScanTech or any other parties to the Business Combination. None of ScanTech, Mars, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of ScanTech do not purport to be appraisals or reflect the prices at which ScanTech shares may actually be valued. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.
The following is a summary of the material financial analyses prepared by Network 1 and reviewed by the Special Committee in connection with the valuation of ScanTech. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by Mars nor does the order of the financial analyses described represent the relative importance or weight given to those financial analysis by the Special Committee. Mars may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis summarized below should not be taken to be Mars’ view of the actual value of ScanTech.
Comparable Company Analysis
Network 1 reviewed certain financial information of ScanTech and compared it to certain publicly traded companies selected based on the experience and the professional judgment of Network 1. Network 1 considered certain financial and operating information for certain publicly-traded companies that are focused on advanced manufacturing, AI and scanning companies, in each case, that Network 1 and Mars management deemed relevant for analysis. The selected companies were:
•
Evolve Technologies Holdings (EVLV)

•
Leidos Holdings (LDOS)

•
Brady Corp. (BRC)

•
MSA Safety Inc. (MSA)

None of the selected companies has characteristics identical to ScanTech, and they were selected because they have a combination of comparable products, end-markets served, and platforms, amongst other attributes. An analysis of selected publicly traded companies is not purely quantitative; rather it involves complex consideration and judgements concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed. Network 1 and Mars made qualitative judgments, based on the experience and professional judgment of its management team, concerning differences between the operational, business and/or financial characteristics of ScanTech and the selected companies to provide a context in which to consider the results of the quantitative analyses. Using data from the 2024/2025 financial projections of ScanTech, Network One derived a comparable company enterprise valuation range of $310 million to $477 million.
Discounted Cash Flow Analysis
The major inputs and assumptions used in Network 1’ discounted cash flow method were as follows:
Methodology
Network 1 reviewed ScanTech’s projections for fiscal years ended December 31, 2023 to December 31, 2032, focusing specifically on the years 2023 to 2028. Network 1 analyzed the estimated future free cash flow (“FCF”) projected for ScanTech from 2024-2028 and discounted this stream of cashflows back to a present value using ScanTech’s estimated weighted average cost of capital (“WACC”). The WACC was calculated using the estimated cost of capital through long-term debt, preferred stock and common stock and a range for this value was determined. The FCF used by Network 1 represented the cash flow from operations available to debt and equity holders after operating expenses used to acquire and operate capital assets, the payment of corporate taxes and working capital requirements. Network 1 further analyzed ScanTech’s terminal valuation which represented the present value of estimated FCF after 2028. The terminal valuation was calculated by applying a range of exit multiples to year end 2028 EBITDA and discounting this value using the estimated WACC. The discounted value of the five year stream of FCF was added to the discounted value of the terminal value to derive the total enterprise value for ScanTech under different assumptions.
Analysis
Using the above methodology, Network 1 derived a range of discount rates from 25% to 35% and a range of EBITDA exit multiples of 6x to 8x. Using these ranges of values and applying them to ScanTech’s estimated FCF through 2028 and EBITDA for 2028, Network 1 derived a range of enterprise values for ScanTech of between $585 million and $966 million.
Recommendation of the Board and Reasons for the Business Combination
Certain Projected Financial Information
In connection with Network 1 due diligence and consideration of the potential business combination with ScanTech and, in particular, the parties’ negotiation of the Earnout Consideration, ScanTech’s management provided Mars with certain financial forecasts in August 2023, including proforma financial statements at the closing of 2023, reflecting the business model that ScanTech expects to pursue, which were prepared by ScanTech management based on a number of assumptions, as further described below. The financial projections should not be viewed as public guidance. The financial projections were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of ScanTech’s management, were prepared on a reasonable basis, reflecting the best estimates and judgments available to ScanTech’s management at the time such financial projections were prepared, and present, to the best knowledge and belief of ScanTech’s management, the expected course of action and revenues that ScanTech anticipates generating, assuming the assumptions incorporated in the financial projections are themselves realized (including that the Business Combination is consummated during the first quarter of 2024 and results in proceeds to ScanTech, after satisfaction of all unpaid Mars and ScanTech expenses and taking into account up to approximately 2,081,432 shares of redemptions by Public Shareholders). Mars also reviewed the projections with a consideration of probabilities and potential discounts.

The financial forecasts that were prepared by ScanTech management and shared with the Mars Board and Network 1 consisted of financial statements for 2023 through 2032. However, the Mars Board primarily concentrated its analysis on projected financial statements and projected unit sales for the period from 2023 to 2028, considering them to be the most accurate and reliable, as detailed below.
PROJECTED FINANCIAL STATEMENTS (unaudited):
Income Statement	Actuals FY2021	Actuals FY2022	Estimates FY2023	Estimates FY2024	Estimates FY2025	Estimates FY2026	Estimates FY2027	Estimates FY2028
Operating Metrics
Unit Sales	0	0	7	110	370	845	1,490	2,095
Cummulative Sales	0	0	7	117	487	1,332	2,822	4,917
Financials
Unit Sales Revenue	$0	$0	$2,006,190	$26,205,516	$86,138,753	$186,438,052	$332,118,974	$475,111,690
Maintenance Revenue	0	0	0	502,626	8,103,756	32,681,405	87,656,883	183,162,788
Software Licenses & Upgrades	0	0	0	3,338,700	11,379,700	26,340,450	47,203,700	67,888,950
Total Revenue	0	0	2,006,190	30,046,842	105,622,209	245,459,907	466,979,557	726,163,428
YOY Revenue Growth				1397.7%	251.5%	132.4%	90.2%	55.5%
Unit Sales COGS	0	0	1,485,456	16,698,105	44,708,477	102,000,465	176,955,416	279,629,161
Maintenance COGS	0	0	0	143,055	488,156	898,419	1,037,836	1,441,439
Software Licenses & Upgrades COGS	0	0	0	0	0	0	0	0
Total Variable Expenses	0	0	1,485,456	16,841,160	45,196,633	102,898,884	177,993,252	281,070,600
Gross Profit	0	0	520,734	13,205,682	60,425,576	142,561,024	288,986,305	445,092,828
Unit Gross Profit Margin %	NMF	NMF	26%	36%	48%	45%	47%	41%
Maintenance Gross Profit Margin %	NMF	NMF	NMF	72%	94%	97%	99%	99%
Licenses & Upgrades Gross Profit Margin %	NMF	NMF	NMF	100%	100%	100%	100%	100%
Total Gross Profit Margin %	NMF	NMF	26%	44%	57%	58%	62%	61%
General and Administrative Expense	3,361,777	3,720,614	5,284,689	9,110,428	13,644,754	17,282,815	20,321,844	20,931,499
R&D Expense	192,287	304,867	1,867,766	1,527,710	382,396	420,636	462,699	476,580
Business Development Expense	0	0	54,000	1,610,927	3,026,811	5,444,370	7,520,789	7,746,412
Legal and Transaction Expenses	31,000	0	0	0	0	0	0	0
Total Operating Expenses	3,585,064	4,025,481	7,206,454	12,249,065	17,053,961	23,147,821	28,305,331	29,154,491
EBITDA	(3,585,064)	(4,025,481)	(6,685,720)	956,617	43,371,615	119,413,203	260,680,974	415,938,337
EBITDA Margin %	NMF	NMF	NMF	3%	41%	49%	56%	57%
Depreciation	29,554	37,365	0	0	0	0	0	0
Amortization	0	0	0	0	0	0	0	0
Total Depreciation & Amortization	29,554	37,365	0	0	0	0	0	0
EBIT	(3,614,618)	(4,062,847)	(6,685,720)	956,617	43,371,615	119,413,203	260,680,974	415,938,337
EBIT Margin	NMF	NMF	NMF	3%	41%	49%	56%	57%
Other Expense	3,738,918	(11,513)	0	0	0	0	0	0
Interest Expense	7,242,197	8,522,713	0	0	0	0	0	0
Corp. Tax Expense	0	0	0	0	0	0	0	0
Net Income	(14,595,732)	(12,574,046)	(6,685,720)	956,617	43,371,615	119,413,203	260,680,974	415,938,337
Net Income Margin	NMF	NMF	NMF	3%	41%	49%	56%	57%

Cash Flow Statement	FY2021	FY2022	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028
Operating Activities
Net Income			$(6,685,720)	$956,617	$43,371,615	$119,413,203	$260,680,974	$415,938,337
(+) Depreciation and Amortization			0	0	0	0	0	0
(+) Deferred Interest (PIK)			0	0	0	0	0	0
(+) Changes in Working Capital			(318,801)	(4,033,221)	(9,988,873)	(16,716,550)	(24,280,154)	(23,832,119)
Cash Flow from Operations			(7,004,521)	(3,076,604)	33,382,742	102,696,653	236,400,820	392,106,218
Investing Activities
Capital Expenditures			0	0	0	0	0	0
Sale of PP&E			0	0	0	0	0	0
Cash Flow from Investing			0	0	0	0	0	0
Financing Activities
Principal payments on debt			0	0	0	0	0	0
Proceeds from issuance of debt			7,004,521	3,076,604	0	0	0	0
Proceeds from issuance of equity			0	0	0	0	0	0
Dividends paid			0	0	0	0	0	0
Cash Flow from Financing			7,004,521	3,076,604	0	0	0	0
Cash and cash equivalents at beginning of year		6,231	92,975	92,975	92,975	33,475,717	136,172,370	372,573,190
(+) Net Cash Flow Change		86,744	0	0	33,382,742	102,696,653	236,400,820	392,106,218
Cash and cash equivalents at end of year		92,975	92,975	92,975	33,475,717	136,172,370	372,573,190	764,679,408
Balance Sheet	Estimate FY2021	Estimate FY2022	Estimate FY2023	Estimate FY2024	Estimate FY2025	Estimate FY2026	Estimate FY2027	Estimate FY2028
Assets
Cash and cash equivalents		$92,975	$92,975	$92,975	$33,475,717	$136,172,370	$372,573,190	$764,679,408
Receivables		15,564	334,365	4,367,586	14,356,459	31,073,009	55,353,162	79,185,282
Inventories		1,604,447	1,604,447	1,604,447	1,604,447	1,604,447	1,604,447	1,604,447
Intercompany Receivables		415,682	415,682	415,682	415,682	415,682	415,682	415,682
Prepaid Expenses		32,356	32,356	32,356	32,356	32,356	32,356	32,356
Employee Cash Advances		153,715	153,715	153,715	153,715	153,715	153,715	153,715
Other current assets		900	900	900	900	900	900	900
Total Current assets		2,315,640	2,634,441	6,667,662	50,039,277	169,452,480	430,133,453	846,071,790
Property, plant and equipment, net		78,038	78,038	78,038	78,038	78,038	78,038	78,038
Other Assets		9,500	9,500	9,500	9,500	9,500	9,500	9,500
Goodwill, net		0	0	0	0	0	0	0
Total Assets		2,403,178	2,721,979	6,755,200	50,126,815	169,540,018	430,220,991	846,159,328
Liabilities
Accounts Payable		2,473,342	2,473,342	2,473,342	2,473,342	2,473,342	2,473,342	2,473,342
Other Accrued Payables		6,513,693	6,513,693	6,513,693	6,513,693	6,513,693	6,513,693	6,513,693
Deferred Employee Compensation & Expenses		853,040	853,040	853,040	853,040	853,040	853,040	853,040
New Debt		0	7,004,521	10,081,125	10,081,125	10,081,125	10,081,125	10,081,125
Total Current Liabilities		$9,840,075	$16,844,596	$19,921,200	$19,921,200	$19,921,200	$19,921,200	$19,921,200
Revolving Credit Facility
Long-Term Debt (Convertible Notes)		71,720,998	71,720,998	71,720,998	71,720,998	71,720,998	71,720,998	71,720,998
Other Liabilities		0	0	0	0	0	0	0
Total Liabilities		$81,561,073	$88,565,594	$91,642,198	$91,642,198	$91,642,198	$91,642,198	$91,642,198

Balance Sheet	Estimate FY2021	Estimate FY2022	Estimate FY2023	Estimate FY2024	Estimate FY2025	Estimate FY2026	Estimate FY2027	Estimate FY2028
Shareholders’ Equity
Common Stock		0	0	0	0	0	0	0
Preferred Series A		10,210,000	10,210,000	10,210,000	10,210,000	10,210,000	10,210,000	10,210,000
Common Series B		0	0	0	0	0	0	0
Common Series C		0	0	0	0	0	0	0
Retained earnings		(89,367,895)	(96,053,616)	(95,096,998)	(51,725,383)	67,687,820	328,368,793	744,307,130
Total Shareholders’ Equity		(79,157,895)	(85,843,616)	(84,886,998)	(41,515,383)	77,897,820	338,578,793	754,517,130
Total Liabilities and Shareholders’ Equity		2,403,178	2,721,979	6,755,200	50,126,815	169,540,018	430,220,991	846,159,328
Projected Unit Sales:
Actuals FY2021	Actuals FY2022	Estimates FY2023	Estimates FY2024	Estimates FY2025	Estimates FY2026	Estimates FY2027	Estimates FY2028
0	0	7	110	370	845	1,490	2,095
As further described below, the Mars Board utilized ScanTech’s projected financial statements and projected unit sales in their assessment of the potential business combination with ScanTech and the determination of the Merger Consideration and the Earnout Consideration during the Earnout Period. Mars Board conducted a thorough review of ScanTech’s projected financial statements and projected unit sales in order to gain insights into ScanTech’s underlying business model and potential for growth. By examining probabilities and assumptions presented in these projections, the Mars Board sought to identify opportunities and understand the upward trajectory of ScanTech’s operations. The Mars Board conducted a comprehensive evaluation of ScanTech’s prospects by acknowledging possible impact if the projections are not correct by evaluating numerous factors outlined in the Risks Related to ScanTech section, detailed on pages [•], that could pose challenges and potentially undermine the accuracy of the projections. The Mars Board did not solely rely on the assumption that ScanTech would meet or surpass its projected financials and took the possibility of deviations from the projected figures into account.
The projected financial statements were derived from projections of units sold, price per unit, and certain expenses.
Projected unit sales were prepared using the following methodology:
•
Current global demand for security screening systems was estimated based on publicly available information regarding the number of airports, airport checkpoints and other relevant facilities. ScanTech management assumed a growth rate based on publicly available market data.

•
ScanTech’s target market was divided into the following three sectors, in order to account for variations in the size, anticipated growth and pricing dynamics of each sector — (i) passenger aviation, (ii) commercial infrastructure and (iii) parcel, break bulk and air cargo (“Cargo”).

•
To assure regional variances were accounted for, ScanTech management further segmented the global market for passenger aviation and commercial infrastructure into six specific geographic territories — (i) the United States; (ii) Europe, (includingRussia, Ukraine, and the Baltic nations), (iii) the Americas (other than the United States); (iv) Asia Pacific (includingAustralia), (v) the Middle East and North Africa, and (vi) the Indian subcontinent. (As the Cargo sector is in the early stages of development, ScanTech has not yet fully studied the regional variances for demand in this sector, and so the market for this sector was not segmented into specific geographic territories.)

•
Unit sales were projected for each territory based on assumed rates of market capture.

The projected financial statements were prepared using several assumptions, including the following assumptions that ScanTech’s management believed to be material:
•
ScanTech’s ability to grow sales of its products in new geographic markets and enter into new distribution partnerships.

•
ScanTech’s ability to enter into long-term maintenance contracts in connection with sales of scanners.

•
Successful certification of the Sentinel scanner to TSA’s APSS 6.2 Explosive Detection Standard in 2023.

•
Successful certification of the Sentinel scanner to ECAC’s EDSCB C2/3 Explosive Detection Standard in 2023.

•
ScanTech’s ability to manage its growth and to hire, train and retain the key employees and workforce necessary to grow sales of its products, including a sales team.

•
ScanTech’s ability to successfully develop a scanner device for the commercial infrastructure and Cargo sectors.

•
The ability of ScanTech’s supply chain to continue to provide the equipment ScanTech needs in a timely manner, at its specifications and at reasonable prices.

•
ScanTech’s ability to transition to outsourced manufacturing and assembly services.

The estimates and assumptions reflected in the projected financial statements were developed by ScanTech’s management based primarily on:
•
the industry expertise of ScanTech’s management;

•
experience gained through prior operations by ScanTech’s management.

•
for price per unit in the passenger aviation sector, (i) existing binding and nonbinding agreements and other indications of interest from potential customers in certain geographies and (ii) in other geographies, a price estimated based on third-party market intelligence reports and other information regarding the addressable market, historical and forecasted government budgets, and anticipated demand in such geographies;

•
for price per unit in the commercial infrastructure sector and the Cargo sector, an assumed price based on a small margin above estimated cost;

•
the cost of current bill-of-materials and labor costs for the passenger aviation sector, and an estimated bill-of-materials and labor costs for the commercial infrastructure and Cargo sectors.

Although ScanTech entered into purchase orders for 13 units in 2023, it did not meet its 2023 financial projections. As orders for these units were placed later in the year than projected, they were not delivered in 2023 and ScanTech was not able to recognize revenue for these units. ScanTech currently expects to recognize revenue for these units in 2024.
Overview of Key Assumptions and Inputs
Network 1 performed a valuation analysis of ScanTech with a valuation date of [•]. ScanTech management provided Network 1 with historical financial results for 2021 and 2022, financial results for the six months ended June 30, 2023, as well as annual projections for fiscal year ended December 31, 2023 to 2032. Network projected ScanTech’s financial performance on an annual basis for 2024 to 2032. Network 1 examined ScanTech’s historical growth rates, prospective operating plans, and an analysis of the industry in which Network 1 operates and determined that the estimates and ScanTech’s management’s assumptions were reasonable. Management provided Network 1 with a forecast for the purchase price and the associated Q4 2023 revenues related to the target company.
Satisfaction of 80% Test
It is a requirement under the Nasdaq listing rules that any business acquired by Mars have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount held in, and taxes payable on the income earned on, the Trust Account) at the time of the execution of the Business Combination. As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $71.6 million and 80% thereof represents approximately $57.3 million. The Mars Board determined that ScanTech’s enterprise value was $110 million, thus satisfying the 80% test. In reaching its conclusion that the Business Combination meets the 80% asset test, the Mars Board reviewed the enterprise value of ScanTech of approximately $110 million implied by subtracting approximately $22.4 million closing net debt as defined in the Business Combination Agreement, and adding i) approximately $90 million of equity consideration in the post-combination company to be issued to the Company Holder Participants, including the Earnout Shares; (ii) up to $16 million of equity consideration to be issued to the Company Holder Participants as the Earnout Shares; (iii) no repayment of ScanTech’s existing indebtedness; (iv) the payment of approximately $4 million of certain transaction costs; and (v) the impact of the Founder Shares and the Private Placement Units retained by the Sponsor and Mars officers and directors. In determining whether the enterprise value described above represents the fair market value of ScanTech, the Mars Board considered all of the factors described above in this section and the fact that the purchase price for ScanTech was the result of an arm’s length negotiation. As a result, the Mars Board determined that ScanTech had a fair market value of at least 80% of the net assets held in the Trust Account as of the date that the Business Combination Agreement was executed.
Redemption Rights
In connection with any shareholder meeting called to approve a proposed the Business Combination, each Public Shareholder will have the right, regardless of whether he is voting for or against such proposed business combination, to demand that Mars convert his Public Share into a pro rata share of the Trust Account upon consummation of the business combination.
Mars will reserve and register up to 3,450,000 shares of Pubco Common Stock to be held in an escrow account at the Closing (“Escrow Shares”). The shares will be released after 90 days following the Closing, to each holder of Ordinary Shares that elects not to participate in the Redemption (a “Non-Redeeming Shareholder”) to receive additional one-half of one Pubco Common Stock for each non-redeemed Ordinary Share held by such Non-Redeeming Shareholder.
Mars may also require Public Shareholders wishing to exercise redemption rights, whether they are a record holder or hold their shares in “street name,” to either tender the certificates they are seeking to redeem to Mars’ transfer agent or to deliver the share certificates (if any) and other redemption forms they are seeking to convert to the transfer agent electronically using DTC’s DWAC System, at the holder’s option, at any time at or prior to the vote on the business combination. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC System. The transfer agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming holder. The foregoing is different from the procedures used by traditional blank check companies. In order to perfect redemption rights in connection with their business combinations, many traditional blank check companies would distribute proxy materials for the shareholders’ vote on the Business Combination, and a holder could simply vote against a proposed business combination and check a box on the proxy card indicating such holder was seeking to exercise its redemption rights. After the business combination was approved, the company would contact such shareholder to arrange for it to deliver its certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business combination during which it could monitor the price of the company’s stock in the market. If the price rose above the Redemption Price, it could sell its shares in the open market before actually delivering his certificates (if any) and other redemption forms to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become an “option” right surviving past the consummation of the business combination until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the closing of the shareholder meeting ensures that a holder’s election to redeem is irrevocable once the business combination is completed.
Pursuant to its Mars Memorandum and Articles, Mars is required to give a minimum of only five clear days’ notice for each general meeting. As a result, if Mars requires Public Shareholders who wish to redeem their Ordinary Shares into the right to receive a pro rata portion of the funds in the Trust Account to comply with the foregoing delivery requirements, holders may not have sufficient time to receive the notice and deliver their certificates (if any) and other redemption forms for redemption. Accordingly, investors may not be able to exercise their redemption rights and may be forced to retain Mars’ securities when they otherwise would not want to.
If Mars requires Public Shareholders who wish to redeem their Ordinary Shares to comply with specific delivery requirements for redemption described above and such proposed business combination is not consummated, Mars will promptly return such certificates to the tendering Public Shareholders.
Please see the risk factors entitled “In connection with any shareholder meeting called to approve a proposed the Business Combination, Mars may require shareholders who wish to convert their Public Shares to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights” and “If Mars require Public Shareholders who wish to redeem their Public Share to comply with the delivery requirements for redemption, such redeeming shareholders may be unable to sell their securities when they wish to in the event that the proposed business combination is not approved.”
Once the shares are redeemed by the beneficial holder, and effectively redeemed by Mars under Cayman Islands law, the transfer agent will then update Mars’ Register of Members (Shareholders) to reflect all redemptions.
Appraisal or Dissenters’ Rights
Mars Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as a special resolution, that Mars’ entry into the Business Combination Agreement, the consummation of the transactions contemplated by the Business Combination Agreement, including (i) the issuance of the consideration thereunder, (ii) the Purchaser Merger and (iii) the adoption by Mars at the Effective Time of the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, the performance by Mars of its obligations thereunder and the Plan of Merger thereby be authorized, ratified, approved, adopted and confirmed in all respects.”
Vote Required for Approval
The Business Combination Proposal is conditioned on the approval of the other Required Proposals. The approval of the Business Combination Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of at least a two-thirds (2/3) majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Extraordinary General Meeting and therefore will have no effect on the approval of the Business Combination Proposal.
As of the date of this proxy statement/prospectus/consent solicitation, the Insiders have agreed to vote any Ordinary Shares owned by them in favor of the Business Combination Proposal pursuant to the Insider Letter. As of the date hereof, the Insiders own approximately 47.3% of the issued and outstanding Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Extraordinary General Meeting — Potential Purchases of Public Shares and/or Warrants.” As a result, the Business Combination Proposal can be approved with the vote of any Public Shareholders.
Recommendation of Mars Board with Respect to the Business Combination Proposal
THE MARS BOARD RECOMMENDS THAT THE MARS SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general discussion of the material U.S. federal income tax consequences (i) of the exercise of redemption rights by U.S. Holders and Non-U.S. Holders (each, as defined below) of Ordinary Shares, and (ii) of the Business Combination to U.S. Holders of ScanTech Units who receive Pubco Common Stock in exchange for their ScanTech Units, and (iii) following the Business Combination, of the ownership and disposition of Pubco Common Stock received in the Business Combination.
This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to (i) a holder as a result of an exercise of redemption rights, (ii) of the Business Combination to U.S. Holders of ScanTech Units who receive Pubco Common Stock in exchange for their ScanTech Units, or (iii) following the Business Combination, of the ownership and disposition of Pubco Common Stock received in the Business Combination. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations of a holder of Ordinary Shares or ScanTech Units. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.
No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of an exercise of redemption rights, the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.
This summary is limited to considerations relevant to holders that hold Ordinary Shares or ScanTech Units as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•
banks or other financial institutions, underwriters, or insurance companies;

•
traders in securities who elect to apply a mark-to-market method of accounting;

•
real estate investment trusts and regulated investment companies;

•
tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•
expatriates or former long-term residents of the United States;

•
subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•
dealers or traders in securities, commodities or currencies;

•
grantor trusts;

•
persons subject to the alternative minimum tax;

•
U.S. persons whose “functional currency” is not the U.S. dollar;

•
persons who received shares of Ordinary Shares or ScanTech Units through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•
persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Ordinary Shares or ScanTech Units, or, after the business combination, the issued Pubco Common Stock (excluding treasury shares);

•
holders holding Ordinary Shares or ScanTech Units as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•
controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii); or

•
the Sponsor or its affiliates.

As used in this proxy statement/consent solicitation statement/prospectus, the term “U.S. Holder” means a beneficial owner of Ordinary Shares or ScanTech Units that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•
an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Ordinary Shares or ScanTech Units that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Ordinary Shares or ScanTech Units, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of an exercise of redemption rights, the Business Combination, and the subsequent ownership and disposition of Pubco Common Stock received in the Business Combination.
THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN EXERCISE OF REDEMPTION RIGHTS, THE BUSINESS COMBINATION TO U.S. HOLDERS OF SCANTECH UNITS WHO RECEIVE PUBCO COMMON STOCK IN EXCHANGE FOR THEIR SCANTECH UNITS OR THE OWNERSHIP AND DISPOSITION OF PUBCO COMMON STOCK. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF ORDINARY SHARES OR SCANTECH UNITS MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF SCANTECH UNITS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, AND OF THE OWNERSHIP AND DISPOSITION OF PUBCO COMMON STOCK AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Certain Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights
U.S. Federal Income Tax Consequences to U.S. Holders
In the event that a U.S. Holder elects to redeem its Ordinary Shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Ordinary Shares under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Ordinary Shares, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in Ordinary Shares surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Ordinary Shares redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the Ordinary Shares may suspend the running of the applicable holding period for this purpose. Long term capital gain realized by a non-corporate U.S. Holder is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.
Redemption Treated as Sale or Exchange
Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of Ordinary Shares treated as held by the U.S. Holder (including any Ordinary Shares constructively owned by the U.S. Holder as a result of owning Rights) relative to all of the shares of Ordinary Shares outstanding both before and after the redemption. The redemption of Ordinary Shares generally will be treated as a sale or exchange of the Ordinary Shares (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Mars or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.
In determining whether any of the foregoing tests are satisfied, except to some extent in the case of a “complete termination” of the U.S. Holder’s interest in Mars discussed below, a U.S. Holder takes into account not only Ordinary Shares actually owned by the U.S. Holder, but also shares of Ordinary Shares that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Ordinary Shares which could be acquired pursuant to the exercise of Rights.
In order to meet the substantially disproportionate test, (i) the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Ordinary Shares must be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of our outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of our stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Ordinary Shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Ordinary Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Ordinary Shares. The redemption of the Ordinary Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Mars. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Mars will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining Ordinary Shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Rights or possibly in other Ordinary Shares constructively owned by it.
Redemption Treated as Corporate Distribution
If the redemption does not qualify as a sale or exchange of Ordinary Shares, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Mars’ current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of Ordinary Shares. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Ordinary Shares may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their Ordinary Shares pursuant to an exercise of redemption rights.
U.S. Federal Income Tax Consequences to Non-U.S. Holders
The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Ordinary Shares as a sale or exchange under Section 302 of the Code or as a corporate distribution under Section 301 of the Code generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Ordinary Shares, as described above, and the corresponding consequences will be as described below.
Redemption Treated as Sale or Exchange
Any gain realized by a Non-U.S. Holder on the redemption of Ordinary Shares that is treated as a sale or exchange under Section 302 of the Code generally will not be subject to U.S. federal income tax unless:
•
the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•
the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such Ordinary Shares redeemed, and either (A) shares of Ordinary Shares are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of Ordinary Shares. There can be no assurance that shares of Ordinary Shares will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.
If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the redemption of Ordinary Shares generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption. We would generally be classified as a “U.S. real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. However, we believe that we are not and have not been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed.
Redemption Treated as Corporate Distribution
With respect to any redemption treated as a corporate distribution under Section 301 of the Code, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Mars will be required to withhold U.S. tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of the Ordinary Shares and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described above.
This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).
Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S. Holders of ScanTech Units who receive Pubco Common Stock in exchange for their ScanTech Units.
Consequences if the Business Combination Qualifies as a Reorganization
It is intended that, for U.S. federal income tax purposes, the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. VCL Law LLP. has delivered an opinion that the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Such opinion is filed by amendment as Exhibit 8.1 to the registration statement of which this proxy statement/prospectus forms part and is based on customary assumptions, representations, covenants and agreements. Any material amendments to documents on which the opinion is based, changes in any significant facts on which the opinion is based, or inaccuracy of any of the assumptions, representations, covenants or agreements on which the opinion is based could affect the accuracy of the opinion, and the tax consequences of the Business Combination could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no guarantee that the IRS will not assert a contrary position with respect to the issue or that a court will not sustain such a position by the IRS.
Assuming that the Business Combination constitutes a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Business Combination to U.S. Holders of ScanTech Units are as follows:

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a U.S. Holder of ScanTech Units will not recognize any gain or loss realized on the exchange of ScanTech Units for Ordinary Shares;

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the aggregate tax basis of the Ordinary Shares received in the Business Combination will be the same as the aggregate tax basis of the ScanTech Units surrendered in exchange for such Ordinary Shares; and

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the holding period of Ordinary Shares received in exchange for shares of ScanTech Units will include the holding period of the ScanTech Units surrendered in exchange for such Ordinary Shares.

If a U.S. Holder exchanges more than one “block” of ScanTech Units (that is, groups of ScanTech Units that the U.S. Holder acquired at different times or for different prices), the tax basis in, and the holding period of, the ScanTech Units exchanged for Ordinary Shares in accordance with the preceding rules will be determined separately with respect to each such block of ScanTech Units. U.S. Holders who acquired ScanTech Units at different times are urged to consult their own tax advisors regarding the application of these rules to them, including in the event (discussed immediately below) that the Business Combination fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Consequences if the Business Combination Fails to Qualify as a Reorganization
If the Business Combination fails to qualify as a “reorganization” within the meaning of Section 368(a) of the Code is not satisfied, a U.S. Holder of ScanTech Units generally would recognize gain or loss for U.S. federal income tax purposes on each share of ScanTech Units surrendered in the Business Combination in an amount equal to the difference between (i) the fair market value of the Business Combination Consideration received in exchange for such surrendered share upon completion of the Business Combination and (ii) the holder’s basis in the share of ScanTech Units surrendered. Gain or loss must be calculated separately for each block of ScanTech Units exchanged by such U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of ScanTech Units exceeds one year at the Effective Time. Long-term capital gain of non-corporate U.S. Holders (including individuals) generally is taxed at reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. A U.S. Holder’s tax basis in shares of Ordinary Shares received in the Business Combination would be equal to the fair market value thereof as of the Effective Time, and the U.S. Holder’s holding period in such shares would begin on the day following the Business Combination.
U.S. Federal Income Tax Consequences of Ownership and Disposition of Pubco Common Stock
U.S. Federal Income Tax Consequences to U.S. Holders
Distributions on Pubco Common Stock
The gross amount of any distribution on shares of Pubco Common Stock that is made out of Combined Company’s current or accumulated profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for a dividends received deduction (pursuant to which a portion of the dividend may be deducted) if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long-term capital gains.
Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.
To the extent that the amount of any distribution made by Combined Company on the Pubco Common Stock exceeds Combined Company’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s shares of Pubco Common Stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange, Redemption or Other Taxable Disposition of Shares of Pubco Common Stock.”
Sale, Exchange, Redemption or Other Taxable Disposition of Shares of Pubco Common Stock
A U.S. Holder generally will recognize gain or loss on the sale, taxable exchange, or other taxable disposition of Pubco Common Stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the Pubco Common Stock so disposed of exceeds one year. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Pubco Common Stock so disposed of. A U.S. Holder’s adjusted tax basis in its shares of Pubco Common Stock will generally equal the U.S. Holder’s acquisition cost for such shares (or, in the case of Pubco Common Stock received upon exercise of a warrant, the U.S. Holder’s initial basis for such Pubco Common Stock, as discussed below), less any prior distributions treated as a return of capital. Long-term capital gains recognized by non-corporate U.S. Holders are generally eligible for reduced rates of tax. If the U.S. Holder’s holding period for the Pubco Common Stock so disposed of is one year or less, any gain on a sale or other taxable disposition of the shares would be subject to short-term capital gain treatment and would be taxed at ordinary income tax rates. The deductibility of capital losses is subject to limitations.
U.S. Federal Income Tax Consequences to Non-U.S. Holders
Distributions on Pubco Common Stock
Distributions of cash or property to a Non-U.S. Holder in respect of Pubco Common Stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from Combined Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds Combined Company’s current and accumulated earnings and profits, the excess will generally be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in the Pubco Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “— Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Common Stock.”
Dividends paid to a Non-U.S. Holder of Pubco Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS FormW-8ECI). Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A Non-U.S. Holder of Pubco Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete the applicable IRS FormW-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of Pubco Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Pubco Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.
Sale, Exchange, Redemption or Other Taxable Disposition of Pubco Common Stock
In general, a Non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion below under the headings “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance,” withholding tax on any gain realized upon the sale or other disposition of shares of Pubco Common Stock unless:
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the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder;

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the Non-U.S. Holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

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Combined Company is or has been a U.S. real property holding corporation (a “USRPHC”) for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and either (A) shares of Pubco Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of Pubco Common Stock. We believe that Combined Company currently is not, and we do not anticipate it becoming, a USRPHC.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the Non-U.S. Holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual Non-U.S. Holder who is subject to U.S. federal income tax because the Non-U.S. Holder was present in the United States for 183 days or more during the year of sale or other disposition of our securities will generally be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
Information Reporting and Backup Withholding
Combined Company must report annually to the IRS and to each holder the amount of cash dividends (including constructive dividends) paid to and the tax withheld with respect to, each holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. In the case of a Non-U.S. Holder, copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.
U.S. backup withholding tax (currently, at a rate of 24%) is imposed on certain payments to U.S. Holders that fail to furnish the information required under the U.S. information reporting rules. Dividends paid to a Non-U.S. Holder generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or W-8BEN-E, or otherwise establishes an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. or Non-U.S. Holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders should consult their tax advisors regarding the application of the of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.
THE CONCLUSIONS EXPRESSED ABOVE ARE BASED ON CURRENT LAW. FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH

CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THESE CONCLUSIONS. THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO U.S. HOLDERS OF SCANTECH UNITS. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES.
Foreign Account Tax Compliance Act
Section 1471 through 1474 of the Code and Treasury Regulations and administrative guidance promulgated thereunder (provisions commonly referred to as “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding of 30% on payments of dividends (including constructive dividends) on Pubco Common Stock to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied by, or an exemption applies to, the payee (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such withholding taxes, and a Non-U.S. Holder might be required to file a U.S. federal income tax return to claim such refunds or credits. Thirty percent withholding under FATCA was scheduled to apply to payments of gross proceeds from the sale or other disposition of property that produces U.S.-source interest or dividends beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Such proposed regulations also delayed withholding on certain other payments received from other foreign financial institutions that are allocable, as provided for under final Treasury Regulations, to payments of U.S.-source dividends, and other fixed or determinable annual or periodic income. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued. Non-U.S. Holders should consult their tax advisors regarding the effects of FATCA on their ownership and disposition of Pubco Common Stock.
THE CONCLUSIONS EXPRESSED ABOVE ARE BASED ON CURRENT LAW. FUTURE LEGISLATIVE, ADMINISTRATIVE OR JUDICIAL CHANGES OR INTERPRETATIONS, WHICH CAN APPLY RETROACTIVELY, COULD AFFECT THE ACCURACY OF THESE CONCLUSIONS. THIS DISCUSSION IS INTENDED TO PROVIDE ONLY A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO U.S. HOLDERS OF SCANTECH UNITS. IT DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES.

PROPOSAL 2: THE CHARTER PROPOSAL
Overview
As discussed in this joint proxy statement/prospectus/consent solicitation, if the Business Combination Proposal is approved, then Mars is asking its shareholders to approve the Charter Proposal. Under the Business Combination Agreement, the approval of the Charter Proposal is also a condition to the consummation of the Business Combination. If, however, the Charter Proposal is approved but the Business Combination Proposal is not approved, then the Mergers will not be consummated.
If each of the other Required Proposals and the Charter Proposal are approved and the Business Combination is to be consummated, then the Proposed Charter and the Proposed Bylaws will be in the form set forth on Annex C and Annex D, respectively, and each of the matters contemplated by the Advisory Charter Proposals will be included in the Proposed Charter adopted by Pubco. The approval or lack thereof of any of the Advisory Charter Proposals will not affect the effectiveness of the Charter Proposal if the Charter Proposals is approved by Mars Shareholders.
The Charter Proposal is composed of the following amendments to the Existing Organizational Documents:
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Name Change.   Change Mars’ name to “[•]”;

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Corporate Purpose.   Change the purpose of Mars to “any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware”;

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Bylaws Amendment.   Provide that any amendment to the bylaws will require the approval of either Pubco’s board of directors or the holders of at least 66 2∕3% of the voting power of Pubco’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class; propose that shares of common stock of Pubco held by holders of Pubco common stock and Pubco preferred stock as of immediately prior to the Mergers, as well as the shares of Pubco common stock issuable in respect of any Pubco options, warrants and RSUs outstanding as of immediately prior to the Mergers (other than shares of Pubco common stock held by persons entering into Lock-Up Agreements) will be subject to substantially similar restrictions to those contained in the Lock-Up Agreements pursuant to the Proposed Bylaws. The lock-up provisions of the Proposed Bylaws will not be binding on holders of Mars stock who receive shares of Pubco common stock in the transactions.

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Charter Amendment.   Provide that any amendment to certain provisions of the Proposed Charter will require the approval of the holders of at least 66 2∕3% of the voting power of Pubco’s then-outstanding shares of capital stock entitled to vote generally in an election of directors, voting together as a single class;

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Blank Check Company.   Remove the provisions relating to Mars’ status as a blank check company;

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Business Opportunities.   Remove the provisions under Section 39 (Business Opportunities) of the Existing Organizational Documents which provide that executives and directors of Mars may take business opportunities away from Mars for their own benefit; and

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Action by Written Consent.   Provide that, subject to the rights of any series of Pubco’s preferred stock, no action will be taken by any holders of shares of Pubco common stock, except at an annual or Extraordinary General Meeting of stockholders called in accordance with the bylaws, and no action will be taken by the stockholders by written consent.

All shareholders are encouraged to read the Proposed Charter and Proposed Bylaws in their entirety for a more complete description of their terms.
The Proposed Charter also provides for a classified board structure dividing directors into three classes with only one class of directors being elected in each year and each class serving a three-year term, which is consistent with the provisions contained in Mars’ amended and restated memorandum and articles of association.

Reasons for the Charter Proposal
In the judgment of Mars’ Board, the Proposed Charter is necessary to adequately address the needs of Pubco following the Closing. The Board’s specific reasons for each of the Advisory Charter Proposals (each of which are included in the Proposed Charter) are set forth in the Section “The Advisory Charter Proposals.”
Full Text of Resolution
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the Existing Organizational Documents be amended and restated by their deletion and replacement in their entirety with the certificate of incorporation (the “Proposed Charter”) and bylaws of Pubco (annexed to the prospectus/proxy statement as Annex C and Annex D, respectively), which be approved and adopted as the certificate of incorporation and bylaws, respectively, of Pubco.”
Vote Required for Approval
The approval of the Charter Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Insiders own approximately 47.3% of the outstanding Ordinary Shares, pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Insider Letter, the Charter Proposal can be approved at the Extraordinary General Meeting without the vote of any Public Shareholders. The Charter Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Mars Board of Directors
THE MARS BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

PROPOSAL 3: THE ADVISORY CHARTER PROPOSALS
As required by SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, Mars is requesting that our shareholders vote upon, on a non-binding advisory basis, the Advisory Charter Proposals, which are separately being presented in accordance with SEC guidance and which will be voted upon on a non-binding advisory basis. This separate vote is not otherwise required by Delaware law or Cayman Islands law separate and apart from the Charter Proposal. However, the shareholder vote regarding each of the Advisory Charter Proposals is an advisory vote and is not binding on Mars or our Board (separate and apart from the approval of the Charter Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Charter Proposals, Mars intends that the Proposed Charter will take effect upon the Closing.
The following table sets forth a summary of the principal changes proposed to be made between the Existing Organizational Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Proposed Organizational Documents, copies of which are attached to this joint proxy statement/prospectus/consent solicitation as Annex C and Annex D, respectively.
	Existing Organizational Documents – Cayman Islands	Proposed Organizational Documents – Delaware
Authorized Shares	Under our Existing Organizational Documents, our share capital is US$100,000 divided into 800,000,000 ordinary shares of par value of US$0.000125 each.	The Proposed Amended and Restated Certificate of Incorporation “Charter”) will authorize Pubco to issue 510,000,000 shares, consisting of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.
Forum Selection	Our Existing Organizational Documents do not contain an exclusive forum provision.	The Proposed Charter will provide that, unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended Charter or the Amended Bylaws of Pubco, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel

Existing Organizational Documents – Cayman Islands	Proposed Organizational Documents – Delaware
except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.
Reasons for the Advisory Charter Proposals
Authorized Shares (Proposal 3A)
Under our Existing Organizational Documents, our share capital is US$100,000 divided into 800,000,000 ordinary shares of a par value US$0.000125 each Proposal 4A authorizes capital stock of shares, consisting of (a) 500,000,000 shares of common stock and (b) 100,000,000 shares of preferred stock. The shares would be issuable as consideration for the Business Combination and the other transactions contemplated in this joint proxy statement/prospectus/consent solicitation, and for any proper corporate purpose, including future acquisitions, capital raising transactions consisting of equity or convertible debt, stock dividends or issuances under current and any future stock incentive plans.
Our board of directors believes that this capital structure is appropriate for a newly public company such as Pubco.
Forum Selection (Proposal 3B)
Our Existing Organizational Documents do not contain an exclusive forum provision. Proposal 4B is intended to assist Mars in avoiding multiple lawsuits in multiple jurisdictions regarding the same matter. The ability to require such claims to be brought in a single forum will help to assure consistent consideration of the issues, the application of a relatively known body of case law and level of expertise, and should promote efficiency and cost-savings in the resolutions of such claims. We believe that the Delaware courts are best suited to address disputes involving such matters given that Mars intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and Mars with more predictability regarding the outcome of intra-corporate disputes.
In addition, this proposal is intended to promote judicial fairness and avoid conflicting results, as well as make Mars’ defense of applicable claims less disruptive and more economically feasible, principally by avoiding duplicative discovery. At the same time, we believe that Mars should retain the ability to consent to an alternative forum on a case-by-case basis where Mars determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in a forum other than in Delaware.
The foregoing exclusive forum provision shall not apply to any claim arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Proposed Charter provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Anti-Takeover Provisions of Delaware Law
The Proposed Organizational Documents will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire Mars. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Mars by means of a tender offer, a proxy contest or other takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by shareholders. See “Description of Pubco Securities — Anti-Takeover Provisions of Delaware Law” for more information.
Full Text of Resolution
The full text of the resolutions to be proposed are as follows:
“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, to authorize capital stock of 500,000,000 shares of common stock, par value $0.0001 per share and 10,000,000 shares of preferred stock, par value $0.0001 per share.
“RESOLVED, as an ordinary resolution, on a non-binding advisory basis, that unless Pubco consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Pubco, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Pubco to Pubco or Pubco’s stockholders, (iii) any action asserting a claim against Pubco, its directors, officers or employees arising pursuant to any provision of the DGCL or the Amended Charter or the Amended Bylaws of Pubco, or (iv) any action asserting a claim against Pubco, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Pubco consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.”
Vote Required for Approval
The approval of each of the Advisory Charter Proposals will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Insiders own approximately 47.3% of the outstanding Ordinary Shares, pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Insider Letter, the Advisory Charter Proposals can be approved at the Extraordinary General Meeting without any Public Shareholders vote to approve the Advisory Charter Proposals. The Advisory Charter Proposals are conditioned on the approval and adoption of each of the Required Proposals.
As discussed above, the Advisory Charter Proposals are advisory votes and therefore are not binding on Mars or the Mars Board. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Proposals (separate and apart from approval of the Charter Proposal). Accordingly, regardless of the outcome of the non-binding advisory votes on the Advisory Charter Proposals, Mars intends that the Proposed Charter will take effect upon consummation of the Business Combination (assuming approval of the Charter Proposal).
Recommendation of the Mars Board of Directors
THE MARS BOARD UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE “FOR” THE ADVISORY CHARTER PROPOSALS.

PROPOSAL 4: THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
At the Extraordinary General Meeting, Mars Shareholders will be asked to consider and vote upon a proposal to approve and adopt the ScanTech AI Systems Inc. 2023 Equity Incentive Plan (the “Equity Incentive Plan”) a copy of which is attached to this proxy statement/ prospectus as Annex E.
The Pubco Board intends to adopt the Incentive Plan, subject to approval by Mars Shareholders.
If the Equity Incentive Plan is approved by Mars Shareholders, then the Incentive Plan will be effective upon the consummation of the Business Combination and no additional stock awards will be granted under the 2012 Equity Incentive Plan (the “Stock Option Plan”) as in effect immediately prior to the consummation of the Business Combination. All outstanding stock options granted under the Stock Option Plan as in effect immediately prior to the consummation of the Business Combination, shall be assumed by Pubco and converted into stock options or restricted share units, as applicable, for Pubco Common Shares. The assumed stock options and assumed RSUs will continue to be subject to the terms and conditions as set forth in the agreements evidencing such stock awards and the terms of the Stock Option Plan upon the assumption and conversion of such awards pursuant to the Business Combination Agreement.
If the Equity Incentive Plan is not approved by Mars Shareholders, it will not become effective and no awards will be granted thereunder, and ScanTech may continue to make grants under the Stock Option Plan, subject to the terms of that plan, as applicable.
Summary of Material Terms of the Incentive Plan
The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is attached to this proxy statement/ prospectus as Annex E.
Purpose
The purpose of the Incentive Plan is to enhance the ability of Pubco to attract, retain, and motivate persons who make (or are expected to make) important contributions to Pubco by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities that are intended to motivate high levels of performance and align the interests of directors, employees, and consultants with those of Pubco’s shareholders.
Eligibility
Persons eligible to participate in the Incentive Plan will be employees, non-employee directors, and consultants of Pubco and its subsidiaries as selected from time to time by the plan administrator in its discretion, including prospective employees, non-employee directors and consultants. Any awards granted to such a prospect before the individual’s start date may not become vested or exercisable, and no shares may be issued to such individual, before the date the individual first commences performance of services with Pubco or its subsidiaries. As of the date of this proxy statement/ prospectus, approximately [•] individuals will be eligible to participate in the Incentive Plan, which includes approximately [•] officers, [•] employees who are not officers, [•] non-employee directors, and [•] consultants.
Administration
The Incentive Plan will be administered by the Pubco Board, the Compensation Committee of the Pubco Board, or such other similar committee pursuant to the terms of the Incentive Plan. The plan administrator, which initially will be the Compensation Committee of the Pubco Board, will have full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the Incentive Plan. The plan administrator may delegate to one or more officers of Pubco, the authority to grant awards to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act.

Share Reserve
The number of Pubco Common Shares that may be issued under the Incentive Plan is equal to [•]% of the aggregate number of Pubco Common Shares issued and outstanding immediately after the Closing (calculated on a fully-diluted basis). All of the shares initially available under the Incentive Plan may be issued upon the exercise of incentive stock options.
The number of shares available for issuance under the Incentive Plan also will include an automatic annual increase, or the evergreen feature, on the first day of each calendar year, beginning January 1, 2025 and ceasing as described below, equal to the lesser of:
•
a number of Pubco Common Shares equal to [•]% of the aggregate number of Pubco Common Shares issued and outstanding as of December 31 of the immediately preceding calendar year; or

•
such number of Pubco Common Shares as the plan administrator may determine.

Shares issuable under the Incentive Plan may be authorized, but unissued, or reacquired Pubco Common Shares.
Shares underlying any awards under the Incentive Plan that are forfeited, cancelled, held back upon exercise of a share option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of Pubco Common Shares or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the Incentive Plan and, to the extent permitted under Section 422 of the Code and the Treasury Regulations promulgated thereunder, the shares that may be issued as incentive stock options.
Types of Awards
The Equity Incentive Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, and other stock-based awards (collectively, “awards”).
Share Options.   The Incentive Plan permits the granting of both options intended to qualify as incentive stock options under Section 422 of the Code and share options that do not so qualify. Share options granted under the Incentive Plan will be nonqualified options if they fail to qualify as incentive stock options or exceed the annual limit on incentive stock options. Incentive stock options may only be granted to employees of Pubco and its subsidiaries. Nonqualified options may be granted to any persons eligible to receive awards under the Incentive Plan.
The exercise price of each share option will be determined by the plan administrator, but such exercise price may not be less than 100% of the fair market value of one Pubco Common Share on the date of grant or, in the case of an incentive stock option granted to a 10% or greater shareholder, 110% of such share’s fair market value. The term of each share option will be fixed by the plan administrator and may not exceed ten (10) years from the date of grant (or five (5) years for an incentive stock option granted to a 10% or greater shareholder). The plan administrator will determine at what time or times each share option may be exercised, including the ability to accelerate the vesting of such share options.
Upon exercise of a share option, the exercise price must be paid in full either in cash, check or, with approval of the plan administrator, by delivery (or attestation to the ownership) of Pubco Common Shares that are beneficially owned by the optionee free of restrictions or were purchased in the open market. Subject to applicable law and approval of the plan administrator, the exercise price may also be made by means of a broker-assisted cashless exercise. In addition, the plan administrator may permit nonqualified options to be exercised using a “net exercise” arrangement that reduces the number of shares issued to the optionee by the largest whole number of shares with fair market value that does not exceed the aggregate exercise price.
Share Appreciation Rights.   The plan administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to Pubco Common Shares or cash, equal to the value of the appreciation in Pubco’s share price over the exercise price, as set by the plan administrator. The term of each share appreciation right will be fixed by the plan administrator and may not exceed ten years from the date of grant. The plan administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.
Restricted Shares.   A restricted share award is an award of Pubco Common Shares that vests in accordance with the terms and conditions established by the plan administrator. The plan administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which restricted share awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive dividends, if applicable.
Restricted Share Units.   Restricted share units are the right to receive Pubco Common Shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the plan administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with Pubco or its subsidiaries, the passage of time or other restrictions or conditions. The plan administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Pubco Common Shares, cash, other securities, other property, or a combination of the foregoing, as determined by the plan administrator.
The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the Incentive Plan may, at the plan administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Pubco Common Share while each restricted share unit is outstanding. Dividend equivalents may be converted into additional restricted share units. Settlement of dividend equivalents may be made in the form of cash, Pubco Common Shares, other securities, other property, or a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the restricted share units to which they are payable.
Other Share-Based Awards.   Other share-based awards may be granted either alone, in addition to, or in tandem with, other awards granted under the Incentive Plan and/or cash awards made outside of the Incentive Plan. The plan administrator shall have authority to determine the persons to whom and the time or times at which other share-based awards will be made, the amount of such other share-based awards, and all other conditions, including any dividend and/or voting rights.
Tax Withholding
Participants in the Incentive Plan are responsible for the payment of any federal, state, or local taxes that Pubco or its subsidiaries are required by law to withhold upon the exercise of share options or share appreciation rights or vesting of other awards. The plan administrator may cause any tax withholding obligation of Pubco or its subsidiaries to be satisfied, in whole or in part, by the applicable entity withholding from the Pubco Common Shares to be issued pursuant to an award a number of shares with an aggregate fair market value that would satisfy the withholding amount due. The plan administrator may also require any tax withholding obligation of Pubco or its subsidiaries to be satisfied, in whole or in part, by an arrangement whereby a certain number of Pubco Common Shares issued pursuant to any award are immediately sold and proceeds from such sale are remitted to Pubco or its subsidiaries in an amount that would satisfy the withholding amount due.
Equitable Adjustments
In the event of a merger, consolidation, recapitalization, share split, reverse share split, reorganization, split-up, spin-off, combination, repurchase or other change in corporate structure affecting Pubco Common Shares, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Incentive Plan will be adjusted to reflect such event, and the plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind, and exercise price of Pubco Common Shares covered by outstanding awards made under the Incentive Plan.
Change in Control
In the event of any proposed change in control (as defined in the Incentive Plan), the plan administrator will take any action as it deems appropriate, which action may include, without limitation, the following: (i) the continuation of any award, if Pubco is the surviving corporation; (ii) the assumption of any award by the surviving corporation or its parent or subsidiary; (iii) the substitution by the surviving corporation or its parent or subsidiary of equivalent awards; (iv) accelerated vesting of the award, with all performance objectives and other vesting criteria deemed achieved at targeted levels, and a limited period during which to exercise the award prior to closing of the change in control, or (v) settlement of any award for the change in control price (less, to the extent applicable, the per share exercise price). Unless determined otherwise by the plan administrator, in the event that the successor corporation refuses to assume or substitute for the award, a participant shall fully vest in and have the right to exercise the award as to all Pubco Common Shares covered by the award, including those that would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels.
Transferability of Awards
Unless determined otherwise by the plan administrator, an award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to a participant’s estate or legal representative, and may be exercised, during the lifetime of the participant, only by the participant. If the plan administrator makes an award transferable, such award will contain such additional terms and conditions as the plan administrator deems appropriate.
Term
The Incentive Plan became effective when adopted by the Pubco Board, and, unless terminated earlier, the Incentive Plan will continue in effect for a term of ten (10) years.
Amendment and Termination
The Pubco Board may amend or terminate the Incentive Plan at any time. Any such termination will not affect outstanding awards. No amendment or termination of the Incentive Plan will materially impair the rights of any participant, unless mutually agreed otherwise between the participant and Pubco. Approval of the shareholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of shares available for issuance under the Incentive Plan and (ii) to change the persons or class of persons eligible to receive awards under the Incentive Plan.
Form S-8
Pubco intends to file with the SEC a registration statement on Form S-8 covering the Pubco Common Shares issuable under the Incentive Plan.
Material United States Federal Income Tax Considerations
The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the Incentive Plan, based upon the current provisions of the Code and Treasury Regulations promulgated thereunder. This summary deals with the general U.S. federal income tax principles that apply and is provided only for general information. It does not describe all U.S. federal tax consequences under the Incentive Plan, nor does it describe state, local, or foreign income tax consequences or employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The Incentive Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended. The ability of Pubco or its subsidiaries to realize the benefit of any tax deductions described below depends on generation of taxable income as well as the requirement of reasonableness and the satisfaction of tax reporting obligations.
Incentive Stock Options.   No taxable income is generally realized by the optionee upon the grant or exercise of an incentive stock option. If Pubco Common Shares issued to an optionee pursuant to the exercise of an incentive stock option are sold or transferred after two years from the date of grant and after one year from the date of exercise, then generally (i) upon sale of such shares, any amount realized in excess of the option exercise price (the amount paid for the shares) will be taxed to the optionee as a long-term capital gain, and any loss sustained will be a long-term capital loss, and (ii) neither Pubco nor its subsidiaries will be entitled to any deduction for U.S. federal income tax purposes; provided that such incentive stock option otherwise meets all of the technical requirements of an incentive stock option. The exercise of an incentive stock option will give rise to an item of tax preference that may result in alternative minimum tax liability for the optionee.
If Pubco Common Shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of the two-year and one-year holding periods described above (a “disqualifying disposition”), generally (i) the optionee will realize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the Pubco Common Shares at exercise (or, if less, the amount realized on a sale of such Pubco Common Shares) over the option exercise price thereof, and (ii) Pubco or its subsidiaries will be entitled to deduct such amount. Special rules will apply where all or a portion of the exercise price of the incentive stock option is paid by tendering Pubco Common Shares.
If an incentive stock option is exercised at a time when it no longer qualifies for the tax treatment described above, the share option is treated as a nonqualified option. Generally, an incentive stock option will not be eligible for the tax treatment described above if it is exercised more than three months following termination of employment (or one year, in the case of termination of employment by reason of disability). In the case of termination of employment by reason of death, the three-month rule does not apply.
Nonqualified Options.   No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Pubco Common Shares issued on the date of exercise, and Pubco or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Pubco Common Shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Pubco Common Shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Pubco Common Shares over the exercise price of the share option.
Share Appreciation Rights, Restricted Shares, Restricted Share Units, and Other Share-Based Awards.    The current U.S. federal income tax consequences of other awards authorized under the Incentive Plan generally follow certain basic patterns: (i) share appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted shares subject to a substantial risk of forfeiture result in income recognition equal to the excess of the fair market value of the Pubco Common Shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election); and (iii) restricted share units, dividend equivalents, and other share or cash based awards are generally subject to tax at the time of payment. Pubco or its subsidiaries generally should be entitled to a U.S. federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.
The participant’s basis for the determination of gain or loss upon the subsequent disposition of Pubco Common Shares acquired from a share appreciation right, restricted share award, restricted share unit, or other share-based award will be the amount paid for such shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Parachute Payments.   The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either Pubco or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% U.S. federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).
Section 409A.   The foregoing description assumes that Section 409A of the Code does not apply to an award under the Incentive Plan. In general, share options and share appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying share at the time the share option or share appreciation right was granted. Restricted share awards are not generally subject to Section 409A. Restricted share units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of Pubco’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% U.S. federal tax and premium interest in addition to the U.S. federal income tax at the participant’s usual marginal rate for ordinary income.
New Plan Benefits
No awards have been previously granted under the Incentive Plan and no awards have been granted that are contingent on shareholder approval of the Incentive Plan. The awards that are to be granted to any participant or group of participants are indeterminable at the date of this proxy statement/ prospectus because participation and the types of awards that may be granted under the Incentive Plan are subject to the discretion of the plan administrator. Consequently, no new plan benefits table is included in this proxy statement/ prospectus.
Full Text of Resolution
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that the ScanTech 2023 Equity Incentive Plan, a copy of which is appended to the proxy statement/ prospectus in respect of the Extraordinary General Meeting as Annex E be approved and adopted in all respects.”
Vote Required for Approval
The approval of the Equity Incentive Plan Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Insiders own approximately 47.3% of the outstanding Ordinary Shares, pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Insider Letter, the Equity Incentive Plan Proposal can be approved at the Extraordinary General Meeting without any Public Shareholders vote to approve the Equity Incentive Plan Proposal. The Equity Incentive Plan Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 5: THE DIRECTOR ELECTION PROPOSAL
Election
Effective upon the Closing, the Pubco’s board of directors shall consist of seven (7) individuals, as follows:
•
Karl Brenza

•
James Jenkins

•
Dolan Falconer

•
[•]

At or prior to the Closing, Pubco will provide each director serving on the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing (or if later, such director’s appointment). Pursuant to the Amended Pubco Organizational Documents as in effect as of the Closing, the Post-Closing Pubco Board shall be a classified board with three classes of directors, with (x) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (y) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (z) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing (each of Karl Brenza and Dolan Falconer shall serve as Class C Directors).
For more information on the experience of each of these director nominees, see the section entitled “Pubco’s Management After the Business Combination” in this proxy statement/prospectus/consent solicitation.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the seven (7) persons listed below be appointed as directors of Pubco, effective upon the Closing of the Business Combination, to serve on the Pubco Board until the 2024 annual meeting of stockholders, as applicable, or until their respective successors are duly elected and qualified or until their earlier death, resignation, retirement or removal for cause
[•]
Vote Required for Approval
The approval of the Director Election Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Insiders own approximately 47.3% of the outstanding Ordinary Shares, pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Insider Letter, the Director Election Proposal can be approved at the Extraordinary General Meeting without any Public Shareholders vote to approve the Director Election Proposal. The Director Election Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE DIRECTOR ELECTION PROPOSAL AND THE ELECTION OF EACH OF THE NOMINEES NAMED THEREIN.

PROPOSAL 6: THE NASDAQ PROPOSAL
Overview
Pursuant to Nasdaq Listing Rule 312.03, shareholder approval is required prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if: (1) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or of securities convertible into or exercisable for common stock; or (2) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock. Additionally, under Nasdaq Listing Rule 312.03, shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, Pubco expects to issue, in the aggregate, up to an estimated [•] shares of Pubco Common Stock in connection with the Business Combination. For further details, see “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration.”
Accordingly, the aggregate number of shares of Pubco Common Stock that will be issued in connection with the Business Combination will exceed 20% of both the voting power and the shares of Pubco Common Stock outstanding before such issuance and may result in a change of control of the registrant under Nasdaq Listing Rule 312.03(d), and for these reasons, Mars is seeking the approval of Mars shareholders for the issuance of shares of Pubco Common Stock in connection with the Business Combination. For further details, see “Proposal 1: Business Combination Proposal — Merger Consideration.”
Effect of the Proposal on Current Shareholders
In the event that this Proposal is not approved by Mars shareholders, the Business Combination cannot be consummated. In the event that this Proposal is approved by Mars shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of Pubco Common Stock pursuant to the Business Combination Agreement, Pubco will not issue such Pubco Common Stock.
Resolution to be Voted Upon
The full text of the resolution to be proposed is as follows:
“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 312.03, the issuance of up to [•] shares of Pubco Common Stock in connection with the Business Combination, be approved.”
Vote Required for Approval
The approval of the Nasdaq Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
Insiders own approximately 47.3% of the outstanding Ordinary Shares, pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Insider Letter, the Nasdaq Proposal can be approved at the Extraordinary General Meeting without any Public Shareholders vote to approve the Nasdaq Proposal. The Nasdaq Proposal is conditioned on the approval and adoption of each of the Required Proposals.
Recommendation of the Mars Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL.

PROPOSAL 7: THE ADJOURNMENT PROPOSAL
The Adjournment Proposal, if adopted, will allow the Mars Board to adjourn the Extraordinary General Meeting to a later date or dates, at the determination of the Mars Board. In no event will the Mars Board adjourn the Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Mars Memorandum and Articles and Cayman Islands law.
The Mars Board will not use discretionary authority granted by proxies voted against any of the Proposals to adjourn the Extraordinary General Meeting to solicit additional votes.
Consequences if the Adjournment Proposal is not Approved
If the Adjournment Proposal is not approved by Mars shareholders, the Mars Board may not be able to adjourn the Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, as an ordinary resolution, that the meeting be adjourned to a later date or dates, if necessary or desirable, determined by the Mars Board.”
Vote Required for Approval
The approval of the Adjournment Proposal will require an ordinary resolution under Cayman Islands law, being a resolution passed at the Extraordinary General Meeting by a majority of the votes cast by the shareholders who, being entitled to do so, vote in person or by proxy at the Extraordinary General Meeting.
The Insiders own approximately 47.3% of the outstanding Ordinary Shares, and pursuant to the terms of the Voting and Support Agreement, the Insiders have agreed to vote all of the Ordinary Shares owned by them in favor of any proposals recommended by the Mars Board in connection with the Business Combination. Based on the terms and provisions contained in the Mars Memorandum and Articles, assuming that only a quorum is achieved at the Extraordinary General Meeting and the Insiders vote their shares at the Extraordinary General Meeting in accordance with the Voting and Support Agreement, the Adjournment Proposal can be approved at the Extraordinary General Meeting without any Public Shareholders vote to approve the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.
Recommendation of the Board
THE MARS BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

SUMMARY OF UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following summary unaudited pro forma condensed combined financial data (the “Summary Pro Forma Information”) gives effect to the Business Combination and related transactions. The Business Combination will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, Mars will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be reflected as the equivalent of Pubco issuing shares for the net assets of Mars, followed by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of ScanTech. There will be no accounting effect nor change in the carrying amount of the assets and liabilities as a result of the Business Combination. The summary unaudited pro forma condensed combined balance sheet as of September 30, 2023, gives effect to the Business Combination as if it had occurred on January 1, 2023. The summary unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2023, and the year ended December 31, 2022, gives effect to the Business Combination as if they had occurred on January 1, 2022.
The Summary Pro Forma Information has been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” in this proxy statement/ prospectus/consent solicitation and the accompanying notes thereto. The unaudited pro forma condensed combined financial information is based upon, and should be read in conjunction with, the historical financial statements and related notes of Mars and ScanTech for the applicable periods included elsewhere in this proxy statement/ prospectus. The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what ScanTech’ financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of ScanTech following the reverse recapitalization.
On January 30, 2024, Mars held an extraordinary general meeting of shareholders (the “Initial Extension Meeting”), at which Public Shareholders approved, by special resolution, a proposal to amend and restate Mars amended and restated memorandum and articles of association to extend the date by which Mars must (1) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (3) redeem all of the Ordinary Shares included as part of the units sold in Mars initial public offering, from February 16, 2024 to November 16, 2024 (the “Initial Extension”). In connection with the Initial Extension Meeting, Public Shareholders elected to redeem 4,818,568 Ordinary Shares (the “Initial Extension Redemption”), representing approximately 51.86% of the issued and outstanding Ordinary Shares at the time of the Initial Extension Meeting. After effectuating the Initial Extension Redemption, 4,473,432 Ordinary Shares remained issued and outstanding. Each redemption scenario reflects the Initial Extension Redemption .
The audited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption into cash of Pubco Common Stock:
Assuming Minimum Redemptions: This scenario assumes that no additional Public Shareholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — exercise redemption rights with respect to the Public Shares for a pro rata share of the funds in the Trust Account.
Assuming Maximum Redemptions: This scenario assumes that 2,081,432 shares of Public Shares are redeemed in connection with the Business Combination, which represents the maximum number of share redemptions given the Company’s available cash balance as stated in the pro forma balance sheet.

	Pro Forma Combined
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Nine Months Ended September 30, 2023
Net income	$6,238,985	$6,238,985
Basic and diluted earnings per share	$0.41	$0.43
Basic weighted average shares outstanding	15,050,172	14,468,741
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2022
Net income	$5,021,787	$5,021,787
Basic and diluted earnings per share	$0.33	$0.35
Basic weighted average shares outstanding	15,050,172	14,468,741
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data As of September 30, 2023
Total assets	$17,187,940	$15,576,444
Total liabilities	$23,567,586	$28,353,604
Total stockholders’ equity (deficit)	$(6,379,646)	$(12,777,160)

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus/consent solicitation.
Introduction
We are providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. Unless the context otherwise requires, the terms “we,” “us,” “our,” “Mars,” and the “Company” refers to Mars Acquisition Corp. following the Closing Date, and references to “ScanTech” refer to ScanTech Identification Beam Systems, LLC and its subsidiaries at or prior to the Closing Date.
The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination and the pre-listing financing described herein (collectively, the “Transactions”).
The Unaudited Pro Forma Condensed Combined Financial Statements
The following unaudited pro forma condensed combined balance sheet as of September 30, 2023 assumes that the Transactions occurred on January 1, 2023. The unaudited pro forma condensed combined statement of operations for the nine months ending September 30, 2023 assumes that the Transactions had been completed on January 1, 2023. The unaudited pro forma condensed combined statement of operations for the year ending December 31, 2022 assumes that the Transactions had been completed on January 1, 2022.
Management has made estimates and assumptions in its determination of the pro forma transaction accounting adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Transactions.
The unaudited pro forma transaction accounting adjustments reflecting the completion of the Transactions are based on certain currently available information and certain assumptions and methodologies that Mars believes are reasonable under the circumstances. The unaudited pro forma transaction accounting adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the unaudited pro forma transaction accounting adjustments, and it is possible the difference may be material. Mars believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Transactions based on information available to management at this time and that the unaudited pro forma transaction accounting adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial statements do not necessarily reflect what ScanTech’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the post-combination company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Mars and ScanTech have different fiscal year ends. Mars is September 30 and ScanTech is December 31. The historical financial information of Mars was derived from:
(i)
the audited financial statements of Mars as of and for the years ended September 30, 2023 and 2022 included in Mars’s Annual Report on Form 10-K filed with the SEC on December 28, 2023, which is included in the proxy statement/prospectus/ consent solicitation, and

(ii)
the audited financial statements of Mars as of and for the year ended September 30, 2022, included in the Form S-1 filed with the SEC on January 27, 2023, and also included in this proxy statement/prospectus/consent solicitation.

The historical financial information of ScanTech was derived from:
(i)
the unaudited condensed financial statements of ScanTech as of and for the nine months ending September 30, 2023; and

(ii)
the audited financial statements of ScanTech as of and for the year ending December 31, 2022, which are included in this proxy statement/prospectus/consent solicitation.

The unaudited pro forma condensed combined financial statements are presented in two scenarios: (1) assuming no additional redemptions, and (2) assuming maximum redemptions. The no redemptions scenario assumes that no Mars shareholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — elect to redeem any additional Class A common shares for a pro rata portion of cash in the Trust Account. The maximum redemptions scenario assumes the Articles Amendment Proposal is approved and that Mars shareholders redeem all of the remaining Class A common shares for a pro rata portion of cash in the Trust Account.
The unaudited pro forma condensed combined financial information is qualified in its entirety by reference to, and should be read together with ScanTech’s and Mars’s audited financial statements and related notes, included in this proxy statement/prospectus/consent solicitation, as well as “ScanTech’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this proxy statement/prospectus/consent solicitation.
Description of the Business Combination
Mars, Pubco, Purchaser Merger Sub, Company Merger Sub, ScanTech and Seller Representative entered into the Business Combination Agreement on September 5, 2023. Pursuant to the terms of the Business Combination Agreement, Purchaser Merger Sub will merge with and into Mars, with Mars continuing as the surviving entity. In connection, each ordinary share issued and outstanding immediately prior to the business combination will be cancelled in exchange for the right of the holder to receive, with respect to each ordinary share that is not redeemed or converted in the closing redemption, one share of common stock of Pubco. Company Merger Sub will merge with and into ScanTech, with ScanTech continuing as the surviving entity. In connection therewith, Pubco’s units issued and outstanding immediately prior to the business combination will be cancelled in exchange for the right of the holders to receive shares of Pubco Common Stock as set forth therein and any Pubco convertible securities will be terminated. As a result of the mergers, Mars and ScanTech will each become wholly owned subsidiaries of Pubco, and Pubco will become a publicly traded company, all upon the terms and subject to the conditions set forth in the Business Combination Agreement and in accordance with the provisions of applicable law.
Prior to the closing, but subject to the completion of the closing, the aggregate consideration to be paid to ScanTech will be a number of shares of Pubco Common Stock with an aggregate value equal to $110,000,000 minus the closing net debt as set forth in the Business Combination Agreement. Additionally, ScanTech holder participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to 10% of the fully diluted shares of Pubco Common Stock outstanding immediately following the closing based on Pubco’s achievement of certain milestones, as more particularly set forth in the Business Combination Agreement. Upon the closing, holders of each Mars unit will own one Mars ordinary share and one right to receive two-tenths (2/10) of one Mars ordinary share. No fractional shares will be issued upon exchange of the rights, so holders must hold rights in multiples of five (5) in order to receive shares for all of the rights upon the closing. Each Mars ordinary share that is issued and outstanding and has not been redeemed in connection with the business combination will be converted into the right to receive one share of Pubco common stock.
As part of the Business Combination Agreement, holders of ScanTech’s Units shall have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing, subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted, based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing, provided that the Earnout Period shall not end earlier than December 31, 2028.
On September 4, 2023, Mars entered into the Prepaid Forward Purchase Agreement, pursuant to which RiverNorth agreed, to purchase Mars ordinary shares in the open market for no greater than the Redemption Price indicated by Mars’ most recent periodic report. The shares to be purchased by RiverNorth will not be redeemed in connection with the extraordinary general meeting at which Mars’ shareholders will be asked to vote on the proposed Business Combination and will convert into shares of Pubco upon consummation of the Business Combination. Upon the Business Combination closing, the Purchased Shares will be allocated on a 14 to 1 basis between prepaid forward purchase shares and commitment shares.
No later than the date any assets from the Trust Account are disbursed in connection with the Business Combination, Mars, ScanTech and Pubco will cause RiverNorth to be paid directly, out of the funds so disbursed, a cash amount equal to the number of Purchase Shares multiplied by the Redemption Price. Upon the sales of the shares by RiverNorth, RiverNorth will remit the reference price per share to Pubco. On the earlier of (i) five (5) days after the date that Pubco, Mars or ScanTech breaches this Agreement if such breach is not cured or (ii) the Maturity Date, any Prepaid Forward Purchase Shares not sold by the Purchaser will be returned to Pubco and any remaining amounts in respect of the Prepaid Forward Purchase Shares will be retained by Purchaser, less any amounts still owed to Pubco from sales effected prior to the Maturity Date. Should all Prepaid Forward Purchase Shares be sold pursuant to the terms of this Agreement, the Maturity Date shall be accelerated to the date one day after the full settlement of such sales.
The following table shows the outstanding shares of Pubco after giving effect to the Business Combination:
	Pro Forma Outstanding Pubco Common Stock
	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Former ScanTech members(1)(2)	9,118,541	9,118,541
Public Investors	8,280,000	8,280,000
Insiders	2,470,200	2,470,200
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement	—	1,500,000
Share redemptions	(4,818,569)	(6,900,000)
	15,050,172	14,468,741

(1)
Number of shares were calculated based on the valuation of $110,000,000 minus the closing net debt as set forth in the Business Combination Agreement (approximately $20,000,000), and using a share price of $9.87 based on the fair value ascribed to Mars’ issued representative shares.

(2)
Excludes Earnout Shares to be granted to holders of ScanTech Common Stock, which equal up to 10% of the fully diluted shares.

The foregoing table assumes no positive adjustment for the number of shares of Pubco Common Stock issued to ScanTech members at the Closing as a result of ScanTech’s Closing Net Debt and do not reflect the impact of any other equity or equity-linked issuances on the beneficial ownership levels of Pubco, which may be material to relative ownership and voting percentages that non-redeeming Public Shareholders own and hold in Pubco and which may include, but not be limited to:
•
the issuance, if any, in accordance with the terms of the Business Combination Agreement, to ScanTech members of any Earnout Shares;

•
the vesting and settlement or exercise of equity or equity-linked securities issued or granted pursuant to the Incentive Plan (a summary of which is set forth in the “Proposal 5 — The Equity Incentive

Plan Proposal” section of this proxy statement/prospectus), assuming approval thereof by Mars Stockholders at the Mars Special Meeting and contingent upon the Closing, in connection with which shares of Class A Common Stock representing [•]% of the total number of shares of Pubco Common Stock issued and outstanding as of immediately following the Closing are expected to be reserved and available for issuance, subject to an annual increase of not more than [•]% of the total outstanding shares of Pubco Common Stock (or such lesser amount as may be determined by the Pubco Board) for each fiscal year until and including January 1, 2033;
The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership and associated voting percentage associated with Pubco shares held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by Pubco may result in additional dilution to Public Shareholders’ percentage ownership in Pubco, potentially significantly, which, in turn, may limit or decrease Public Shareholders’ voting power and ability to influence decision-making with regard to Pubco and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.
Should one or more of the assumptions prove incorrect, actual ownership percentages (and associated percentage voting power) may vary, potentially materially, from those described in this proxy statement/ prospectus as anticipated, believed, estimated, expected or intended.
Accounting for the Business Combination
Notwithstanding the legal form of the Business Combination pursuant to the Business Combination agreement, the Business Combination will be accounted for as a recapitalization in accordance with GAAP. Under this method of accounting, Mars will be treated as the “acquiree” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of ScanTech issuing shares in the Business Combination for the net assets of Mars, accompanied by a recapitalization. The net assets of Mars will be stated at historical cost, with no goodwill or other intangible assets recorded.
ScanTech has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
ScanTech’s existing members will have the greatest voting interest in the combined entity under all redemption scenarios;

•
ScanTech’s senior management will be the senior management of the combined entity following the consummation of the Business Combination; and

•
ScanTech’s operations prior to the acquisition will compromise the only ongoing operations of the combined entity.

The business combination is not within the scope of ASC 805 (“Business Combinations”) because Mars does not meet the definition of a business in accordance with ASC 805. As such, it will be accounted for as a recapitalization with any difference between the fair value of ScanTech ordinary shares issued and the fair value of Mars’s identifiable net assets should be recorded as additional paid-in capital.
Accounting Policies and Reclassifications
The Prepaid Forward Purchase Agreement was signed on September 4, 2023, but was reflected in the pro forma condensed combined balance sheet as if the agreement was effective as of September 30, 2023. The agreement was evaluated under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. Under ASC 480, it was determined that as of September 30, 2023, the prepaid forward purchase agreement was not a liability, as Pubco has no further obligation to either transfer assets or issue shares to RiverNorth. It was also determined that the agreement represented a hybrid instrument constituting a loan to RiverNorth and an embedded forward purchase contract on Pubco’s own common stock. Management evaluated whether this embedded derivative should be bifurcated from the host instrument and determined that the equity-linked component meets the scope exception under ASC 815 involving an issuer’s own equity, given that Pubco’s stock price impacts the number of shares to be issued, which is an input into a “fixed-for-fixed” valuation model. Accordingly, the embedded derivative was not bifurcated, and the full balance that would be prepaid to RiverNorth under each scenario was recorded as an asset.

The Business Combination Agreement was signed on September 5, 2023, but the Earnout Shares were reflected in the pro forma condensed combined balance sheet as if the agreement was effective as of September 30, 2023. The agreement was evaluated under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. Under ASC 480, it was determined that as of September 30, 2023, the shares issued pursuant to the Earnout Agreement was not a liability, as the completion of the milestones set out in the Earnout Agreement will be settled in shares, and no other consideration will be transferred. Under ASC 815, these shares will continue to be classified as permanent equity since there is no net settlement in cash for any of the milestones presented in the Earnout Agreement.
Based on management’s initial analysis of the accounting policies of ScanTech and Mars, there were no other significant differences identified that would have an impact on the unaudited pro forma condensed combined financial information or that would require adjustments to the unaudited pro forma condensed combined statements. Currently, management is performing a comprehensive review of the accounting policies of ScanTech and Mars. As a result of the comprehensive review, management may identify differences between the accounting policies of these entities, which, when conformed, could have a material impact on the financial statements of the post-combination company.
The following unaudited pro forma condensed combined balance sheet as of September 30, 2023 and the unaudited pro forma condensed combined statements of operations as of September 30, 2023 are based on the historical financial statements of ScanTech and Mars. The unaudited pro forma transaction accounting adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma transaction accounting adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2023
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
			Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
ASSETS
Current assets:
Cash and cash equivalents	$35,189	$178,793	$21,125,514	A	$16,339,496	$—		$—
			(5,000,000)	D		(213,982)	D
Prepaid expenses	131,893	149,164	—		281,057	—		281,057
Investments held in trust account	—	72,587,820	(72,587,820)	A	—	(72,587,820)	A	—
R&D tax credit receivable	307,158	—	—		307,158	—		307,158
Other current assets	175,523	—	—		175,523	—		175,523
Total current assets	649,763	72,915,777	(56,462,306)		17,103,234	(72,801,802)		763,738
Noncurrent assets:
Property and equipment, net	84,706	—	—		84,706	—		84,706
Prepaid forward purchase agreement asset	—	—	—		—	14,728,000	A	14,728,000
Total noncurrent assets	84,706	—	—		84,706	14,728,000		14,812,706
Total assets	$734,469	$72,915,777	$(56,462,306)		$17,187,940	$(58,073,802)		$15,576,444
Liabilities and stockholder’s deficit
Current liabilities:
Accounts payable	$3,496,671	$—	$—		$3,496,671	$—		$3,496,671
Accrued expenses and other current liabilities	197,030	16,363	—		213,393	4,786,018	D	4,999,411
Accrued compensation	1,721,704	—	—		1,721,704	—		1,721,704
Accrued federal tax liability, penalties and interest	5,346,933	—	—		5,346,933	—		5,346,933
Interest payable	12,109,106	—	(11,412,707)	G	696,399	(11,412,707)	G	696,399
Interest payable to related parties	30,952,696	—	(30,952,696)	G	—	(30,952,696)	G	—
Dividend payable	364,115	—	(364,115)	G	—	(364,115)	G	—
Derivative liabilities	3,177,897	—	(3,177,897)	G	—	(3,177,897)	G	—
Warrant liabilities	19,773,133	—	(19,773,133)	G	—	(19,773,133)	G	—
Payable to related parties	864,965	—	(864,965)	G	—	(864,965)	G	—
Short-term debt, net	18,884,259	—	(6,791,773)	G	12,092,486	(6,791,773)	G	12,092,486
Short-term debt from related parties, net	22,346,055	—	(22,346,055)	G	—	(22,346,055)	G	—
Total current liabilities	$119,234,564	$16,363	$(95,683,341)		$23,567,586	$(90,897,323)		$28,353,604

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET (continued)
AS OF SEPTEMBER 30, 2023
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
			Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Noncurrent liabilities:
Long-term debt, net	$—	$—	$—		$—	$—		$—
Total noncurrent liabilities	—	—	—		—	—		—
Total liabilities	119,234,564	16,363	(95,683,341)		23,567,586	(90,897,323)		28,353,604
Temporary equity
Ordinary shares subject to possible redemption. 6,900,000 shares at redemption value of $10.52 per share	—	72,587,820	(72,587,820)	B	—	(72,587,820)	B	—
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.63 per share	26,158,166	—	(26,158,166)	H	—	(26,158,166)	H	—
Stockholders’ equity/(deficit)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 2,392,000 shares issued and outstanding, respectively	—	299	—		2,561	(188)	A	2,292
			863	B		863	B
			1,140	C		1,140	C
			259	F		178	F
Additional paid-in capital	—	—	(51,462,306)	A	102,344,755	(57,859,632)	A	95,947,510
			72,586,957	B		72,586,957	B
			(1,140)	C		(1,140)	C
			(5,000,000)	D		(5,000,000)	D
			311,295	E		311,295	E
			14,854,259	F		14,280,468	F
			(14,854,518)	F		(14,280,646)	F
			75,910,208	G		75,910,208	G
			10,000,000	H		10,000,000	H
Accumulated deficit	(144,658,261)	311,295	(311,295)	E	(108,726,962)	(311,295)	E	(108,726,962)
			19,773,133	G		19,773,133	G
			16,158,166	H		16,158,166	H
Total stockholders’ equity/(deficit)	(144,658,261)	311,594	137,967,021		(6,379,646)	131,569,507		(12,777,160)
Total liabilities and stockholders’ equity/(deficit)	$734,469	$72,915,777	$(56,462,306)		$17,187,940	$(58,073,802)		$15,576,444

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023
	For the nine months ended September 30, 2023	For the year ended September 30, 2023	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Operating expenses:
General and administrative expenses	$3,523,739	$—	$—		$3,523,739	$—		$3,523,739
Research and development expenses	2,464,306	—	—		2,464,306	—		2,464,306
Depreciation and amortization	28,733	—	—		28,733	—		28,733
Formation and operating costs	—	521,582	—		521,582	—		521,582
Franchise tax	—	—	—		—	—		—
Other (income) expense	—	—	—		—	—		—
Total operating expenses	6,016,778	521,582	—		6,538,360	—		6,538,360
Other income (expense):
Investment income on trust account	—	2,207,820	(2,207,820)	I	—	(2,207,820)	I	—
Interest expense	(7,427,555)	—	—		(7,427,555)	—		(7,427,555)
Other income (expense), net	(15,726,399)	—	19,773,133	J	4,046,734	19,773,133	J	4,046,734
Total other income (expense)	(23,153,954)	2,207,820	17,565,313		(3,380,821)	17,565,313		(3,380,821)
Non-recurring income:
Gains from extinguishment of debt	—	—	16,158,166	J	16,158,166	16,158,166	J	16,158,166
Net income (loss)	$(29,170,732)	$1,686,238	$33,723,479		$6,238,985	$33,723,479		$6,238,985
Weighted average shares outstanding, basic					15,050,172			14,468,741
Weighted average shares outstanding, diluted					16,508,372			15,926,941
Net income per share, basic					$0.41			$0.43
Net income per share, diluted					$0.38			$0.39

MARS ACQUISITION CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022
	For the year ended December 31, 2022	For the year ended September 30, 2022	ASSUMING NO ADDITIONAL REDEMPTIONS			ASSUMING MAXIMUM REDEMPTIONS
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.	Transaction Accounting Adjustments		Pro Forma Condensed Combined	Transaction Accounting Adjustments		Pro Forma Condensed Combined
Operating expenses:
General and administrative expenses	$1,503,506	$—	$—		$1,503,506	$—		$1,503,506
Research and development expenses	2,894,865	—	—		2,894,865	—		2,894,865
Depreciation and amortization	52,545	—	—		52,545	—		52,545
Formation and operating costs	—	2,718	—		2,718	—		2,718
Franchise tax	—	—	—		—	—		—
Other (income) expense	—	—	—		—	—		—
Total operating expenses	4,450,916	2,718	—		4,453,634	—		4,453,634
Other income (expense):
Investment income on trust account	—	—	—		—	—		—
Interest expense	(8,682,783)	—	—		(8,682,783)	—		(8,682,783)
Other income (expense), net	(2,155,503)	—	5,652,553	J	3,497,050	5,652,553	J	3,497,050
Total other income (expense)	(10,838,286)	—	5,652,553		(5,185,733)	5,652,553		(5,185,733)
Non-recurring income:
Gains from extinguishment of debt	9,712	—	14,651,442	J	14,661,154	14,651,442	J	14,661,154
Net income (loss)	$(15,279,490)	$(2,718)	$20,303,995		$5,021,787	$20,303,995		$5,021,787
Weighted average shares outstanding, basic					15,050,172			14,468,741
Weighted average shares outstanding, diluted					16,508,372			15,926,941
Net income per share, basic					$0.33			$0.35
Net income per share, diluted					$0.30			$0.32

Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.
The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Only Transaction Accounting Adjustments, and not Management’s Adjustments, are presented in the unaudited pro forma condensed combined financial information. Mars and ScanTech have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined statement of operations includes $521,582 and $2,718 of expenses incurred by Mars for the years ended September 30, 2023 and 2022, respectively, as well as $2,207,820 of interest earned in Mars’s Trust Account for the year ended September 30, 2023. These items are directly related to the Business Combination and are not expected to recur.
The unaudited pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares outstanding, assuming the Business Combination occurred on January 1, 2022.
The unaudited pro forma transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2023, and the unaudited pro forma condensed combined statements of operations for the nine months ending September 30, 2023 and for the year ending December 31, 2022, are as follows:
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
A.
Represents the reclassification of cash and investments held in the Trust Account that become available at the closing of Business Combination, net of cash paid for 1,500,000 shares purchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement, cash paid for redemptions pursuant to the special meeting on January 30, 2024, and any cash paid for redemptions under the maximum redemptions scenario. Redemption and forward purchase share amounts are calculated by multiplying the number of shares redeemed by the redemption price of $10.52 per share. Management evaluated the Prepaid Forward Purchase agreement under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging, and determined the full balance that would be prepaid to RiverNorth under each scenario is to be recorded as an asset.

B.
Represents the reclassification of the redeemable portion of the Public Shares to permanent equity, net of any redemptions under both scenarios.

C.
Represents the close out of the equity of ScanTech, which becomes part of additional paid-in capital.

D.
Represents the estimated transaction costs of $5,000,000 incurred in aggregate by Mars and ScanTech. Any costs that have not been paid with the Company’s cash on hand will be recorded as accounts payable upon closing of the Business Combination. Mars and ScanTech have agreed to use commercially reasonable efforts to enter into financing agreements to obtain cash to pay the estimated transaction costs. However, no such transaction financing has been obtained as of the date of this prospectus.

E.
Represents the pro forma transaction accounting adjustments to eliminate Mars’s historical accumulated deficit at the time of the common control reverse acquisition.

F.
Represents the Earnout Shares issued upon achievement of all milestones set forth in the Business Combination Agreement. The share price of $9.87 is based on the fair value ascribed to Mars’ issued representative shares. Management will perform a valuation of the Earnout Shares upon successful achievement of each milestone.
G.
Represents the extinguishment of ScanTech debt and related conversion to equity pursuant to Section 6.28 of the Business Combination agreement. ScanTech is in the final stages of discussion to secure signed agreements, from holders of promissory indebtedness, that converts such indebtedness to common shares of PubCo upon the closing of the Business Combination; however, there can be no guarantee that signed agreements will be obtained from all debt holders. These agreements exclude Seaport and Catalytic, which will be carrying forward its indebtedness under new terms reflected in a signed term sheet that has been disclosed as an exhibit to the Business Combination Agreement. In addition, ScanTech has secured agreements with holders of warrants and other derivatives for the cancellation of such derivatives upon the closing of the Business Combination. See adjustment J to the Unaudited Pro Forma Condensed Combined Statement of Operations for the effect to net income.

H.
Represents the reclassification of ScanTech’s redeemable Series A shares to permanent equity.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
I.
Represents the elimination of unrealized and realized gains and losses on Mars’s Trust Account, which would not have been incurred had the Business Combination occurred as of the beginning of the period presented.

J.
Represents the gains on extinguishment of ScanTech debt, other income from extinguishment of ScanTech’s warrant and derivative liabilities, and their related conversion to equity pursuant to a recapitalization assuming the Business Combination occurred as of the beginning of the period presented.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information
The following table sets forth the historical comparative share information for Mars and ScanTech on a stand-alone basis and the unaudited pro forma combined share information for the nine months ended September 30, 2023 and for the year ended December 31, 2022, after giving effect to the Business Combination, assuming (i) no additional Public Stockholders — aside from the shares redeemed in connection with the Shareholder Meeting on January 30, 2024 — exercise redemption rights with respect to their Public Shares upon the consummation of the Business Combination; and (ii) the Public Shareholders exercise their redemption rights with respect to a maximum of 6,900,000 Public Shares. This leads to a total 100% redemption value of $72.6 million calculated by multiplying the maximum of 6,900,000 Public Shares by the redemption price of approximately $10.52 per share. The estimated per share redemption value of $10.52 was calculated by dividing the amount of $72.6 million in the Trust Account as of September 30, 2023 by the 6,900,000 total Public Shares. The 100% redemption amount reflects the maximum number of Public Shares that can be redeemed without violating the conditions of the Business Combination Agreement. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of 100% redemptions.
This information is only a summary and should be read together with the selected historical financial information summary of Mars and ScanTech and the historical financial statements and related notes of each of Mars and ScanTech, in each case, that are included elsewhere in this proxy statement. The unaudited pro forma combined per share information of Mars and ScanTech is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement.
The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had Mars and ScanTech consummated a business combination during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Mars and ScanTech would have been had Mars and ScanTech consummated a business combination during the period presented. Finally, in the unaudited pro forma combined earnings per share information below, the Company assumes in a maximum redemption scenario that the FPA with River North is triggered, even though River North has no obligation to purchase the shares under the existing FPA.
	Year ended December 31, 2022
	ScanTech Identification Beam Systems, LLC	Mars Acquisition Corp.(1)	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma net income/(loss)	$(15,279,490)	$(2,718)	$5,021,787	$5,021,787
Less: Dividend	$(1,927,830)	$—	$—	$—
Pro forma net income/(loss) attributable to common shareholders	$(17,207,320)	$(2,718)	$5,021,787	$5,021,787
Weighted average non-redeemable common shares outstanding, basic	27,246,993	1,472,603	15,050,172	14,468,741
Weighted average non-redeemable common shares outstanding, diluted	27,246,993	1,472,603	16,508,372	15,926,941
Net income/(loss) per non-redeemable share, basic	$(0.63)	$(0.00)	$0.33	$0.35
Net income/(loss) per non-redeemable share, diluted. . . . . . . . . . . . . . . . . . . . .	$(0.63)	$(0.00)	$0.30	$0.32
Pro forma weighted average shares calculation:
Former ScanTech members			9,118,541	9,118,541
Public Investors			8,280,000	8,280,000
Insiders			2,470,200	2,470,200
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement			—	1,500,000
Share redemptions			(4,818,569)	(6,900,000)
Weighted average common shares outstanding, basic			15,050,172	14,468,741
Public Rights			1,380,000	1,380,000
Private Placement Rights . . . . . . . . . . . . . . . . . . .			78,200	78,200
Weighted average common shares outstanding, basic and diluted . . . . . . . . . . . . . . . . . . . . .			16,508,372	15,926,941

(1)
Figures presented for Mars are for the year ended September 30, 2022.

	Nine months ended September 30, 2023
	ScanTech IdentifiIcation Beam Systems, LLC	Mars Acquisition Corp.(2)	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma net income/(loss)	$(29,170,732)	$1,686,238	$6,238,985	$6,238,985
Less: Dividend	$(1,428,478)	$—	$—	$—
Pro forma net income/(loss) attributable to common shareholders	$(30,599,210)	$1,686,238	$6,238,985	$6,238,985
Weighted average non-redeemable common shares outstanding, basic	64,024,061	2,059,414	15,050,172	14,468,741
Weighted average non-redeemable common shares outstanding, diluted	64,024,061	2,059,414	16,508,372	15,926,941
Net income/(loss) per non-redeemable share, basic	$(0.48)	$0.27	$0.41	$0.43
Net income/(loss) per non-redeemable share, diluted	$(0.48)	$0.27	$0.38	$0.39

	Nine months ended September 30, 2023
	ScanTech IdentifiIcation Beam Systems, LLC	Mars Acquisition Corp.(2)	Assuming No Additional Redemptions	Assuming Maximum Redemptions
Pro forma weighted average shares calculation:
Former ScanTech members			9,118,541	9,118,541
Public Investors			8,280,000	8,280,000
Insiders			2,470,200	2,470,200
Shares repurchased by RiverNorth pursuant to the Prepaid Forward Purchase Agreement			—	1,500,000
Share redemptions			(4,818,569)	(6,900,000)
Weighted average common shares outstanding, basic			15,050,172	14,468,741
Public Rights			1,380,000	1,380,000
Private Placement Rights			78,200	78,200
Weighted average common shares outstanding, diluted			16,508,372	15,926,941

(2)
Figures presented for Mars are for the year ended September 30, 2023.

INFORMATION ABOUT MARS
Introduction
Mars is a blank check company incorporated on April 23, 2021 as a Cayman Islands exempted company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses. Mars has generated no operating revenues to date and will not generate operating revenues until consummating a business combination.
Significant Activities Since Inception
In connection with Mars’ organization, a total of 1,725,000 Ordinary Shares were sold to Mars’ Insiders for an aggregate purchase price of $25,000.
On February 16, 2023, Mars consummated the IPO of 6,900,000 Units, including 900,000 additional Units issued pursuant to the exercise by the underwriter of its over-allotment option in full. Each Unit consists of one Ordinary Share and one Right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of the IPO. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $69,000,000.
Simultaneously with the consummation of the IPO and the sale of the Units, Mars consummated the private placement (the “Private Placement”) of 391,000 Private Placement Units, each Private Placement Unit consisting of one Ordinary Share and one Right, to the Sponsor at a price of $10.00 per Private Placement Unit, generating total proceeds of $3,910,000. The Private Placement Units (and the underlying securities) are identical to the Units sold in the IPO, except as otherwise disclosed in the Registration Statement.
A total of $70,380,000 of the net proceeds from the IPO and the Private Placement were placed in the Trust Account for the benefit of Public Shareholders and maintained by Continental Stock Transfer & Trust Company, acting as trustee, until the earlier of: (i) the consummation of a business combination or (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend the Mars Memorandum and Articles to modify the substance or timing of Mars’ obligation to redeem 100% of the Public Shares if the Company does not complete a business combination within the required time period or with respect to any other material provisions relating to shareholders’ rights or pre-the Business Combination activity and (iii) the redemption of the Public Shares if the Company is unable to complete a business combination within the required time period, subject to applicable law.
As of September 30, 2023, there was approximately $72,587,820 in cash held in the Trust Account.
As of the Record Date, there was approximately $[•] million held in the Trust Account and approximately $[•] of cash held outside the Trust Account available for working capital purposes.
Fair Market Value of ScanTech Business
Pursuant to Nasdaq listing rules, the ScanTech business that Mars is acquiring must have a fair market value equal to at least 80% of the balance of the funds in the Trust Account at the time of the execution of a definitive agreement for a business combination. As of the date of the execution of the Business Combination Agreement, the balance of the funds in the Trust Account was approximately $71.6 million and 80% thereof represents approximately $57.3 million. The Mars Board determined that ScanTech’s enterprise value was $110 million, thus satisfying the 80% test. In reaching its conclusion that the Business Combination meets the 80% asset test, the Mars Board reviewed the enterprise value of ScanTech of approximately $110 million implied by subtracting approximately $20 million closing net debt as defined in the Business Combination Agreement, and adding i) approximately $90 million of equity consideration in the post-combination company to be issued to the Company Holder Participants, (ii) $16 million of equity consideration to be issued to the Company Holder Participants as the Earnout Shares; (iii) no repayment of ScanTech’s existing indebtedness; (iv) the payment of approximately $4 million of certain transaction costs; and (vi) the impact of the Founder Shares and the Private Placement Units retained by the Sponsor and Mars officers and directors. In determining whether the enterprise value described above represents the fair market value of ScanTech, the Mars Board considered all of the factors described above in this section and the fact that the purchase price for ScanTech was the result of an arm’s length negotiation. As a result, the Mars Board determined that ScanTech had a fair market value of at least 80% of the net assets held in the Trust Account as of the date that the Business Combination Agreement was executed. As discussed in the Section entitled “Proposal 1: The Business Combination Proposal — Satisfaction of 80% Test,” the Mars Board determined that this test was met in connection with the Business Combination.
If Nasdaq delists Mars’ securities from trading on its exchange, Mars would not be required to satisfy the fair market value requirement described above and could complete a business combination with the ScanTech business having a fair market value substantially below 80% of the balance in the Trust Account.
Shareholder Approval of the Business Combination
Mars is seeking shareholder approval of the Business Combination at the Extraordinary General Meeting and, in connection with such meeting, Public Shareholders may redeem their Ordinary Shares for cash in accordance with the procedures described in this proxy statement/prospectus/consent solicitation. Mars’ Insiders have agreed in the Support Agreement to (i) waive their redemption rights with respect to their Ordinary Shares, and any Ordinary Shares underlying the Rights that they may hold, in connection with the completion of a proposed business combination, (ii) waive their rights to liquidating distributions from the Trust Account with respect to their Ordinary Shares and Rights if the Company fails to complete its initial Business Combination within the completion window, (iii) vote in favor of any proposed Business Combination for which the Company seeks approval, and (iv) certain transfer restrictions with respect to the Ordinary Shares and Rights (or shares issued or issuable upon the conversion or exercise thereof). Assuming that none, 50%, or 100% of the Public Shareholders redeem, the Insiders will own approximately 26%, 41%, and 100% of Pubco’s total outstanding Ordinary Shares, respectively.
The Business Combination will only be completed if Mars obtains approval from a majority of the issued and outstanding Ordinary Shares.
Redemption Rights
In connection with the Extraordinary General Meeting, Public Shareholders (but not Mars’ Insiders) may seek to exercise redemption rights with respect to their Public Shares, regardless of whether they vote for or against the Business Combination, for the Redemption Price. Notwithstanding the foregoing, Mars’ Insiders have agreed, pursuant to the Support Agreement with us, not to exercise their rights to redeem any Public Shares held by them for the Redemption Price. Redemption rights of Public Shareholders, if properly exercised in the manner described in this proxy statement/prospectus/consent solicitation will be effected under the Mars Memorandum and Articles and Cayman Islands law. At the Extraordinary General Meeting, Public Shareholders have the ability to vote for or against the Business Combination and still seek redemption of their Public Shares.
Mars’ Insiders, directors and officers will not have redemption rights with respect to any Ordinary Shares owned by them, directly or indirectly, whether acquired prior to the IPO or purchased by them in the IPO or in the aftermarket. Additionally, the purchasers of the Private Rights will not have redemption rights with respect to any Private Rights owned by them.
Pursuant to Mars’ Mars Memorandum and Articles, a Public Shareholder may request that Mars redeem all or a portion of its Public Shares for cash if the Business Combination is consummated, subject to certain limitations, for cash equal to the applicable Redemption Price.
You will be entitled to receive cash for any Public Shares to be redeemed only if you:
(1)
hold Public Shares or hold Public Shares through Units and you elect to separate your Units into the underlying Public Shares prior to exercising your redemption rights with respect to the Public Shares; and

(2)
prior to 5:00 p.m., Eastern Time, on [•], 2024 (two business days prior to the vote at the Extraordinary General Meeting), (a) submit a written request to Continental Stock Transfer & Trust Company, Mars’ transfer agent, that Mars redeem your Public Shares for cash and (b) deliver your share certificates (if any) and other redemption forms to the Transfer Agent, physically or electronically through The Depository Trust Company.
Holders of Units must elect to separate the underlying Public Shares and Rights prior to exercising redemption rights with respect to the Public Shares. If holders hold their Units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the Units into the underlying Public Shares and Rights, or if a holder holds Units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public Shareholders may elect to redeem all or a portion of their Public Shares regardless of whether they vote for or against the Business Combination Proposal.
Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Mars’ consent, until the consummation of the Business Combination, or such other date as determined by the Mars Board.
Any corrected or changed written demand of redemption rights must be received by Mars’ Chief Executive Officer two business days prior to the vote taken on the Business Combination at the Extraordinary General Meeting. No demand for redemption will be honored unless the holder’s share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to the Transfer Agent at least two business days prior to the vote at the Extraordinary General Meeting.
Public Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates and other redemption forms should allow sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Mars’ understanding that Public Shareholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Mars does not have any control over this process and it may take longer than two weeks. Public Shareholders who hold their shares in street name will have to coordinate with their banks, brokers or other nominees to have the shares certificated or delivered electronically. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not completed, this may result in an additional cost to shareholders for the return of their shares.
If a Public Shareholder properly demands redemption as described above, then, if the Business Combination is completed, Mars will redeem the shares subject to the redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your redemption rights, then you will be exchanging your Mars shares for cash and will no longer own these shares (or shares of Pubco Common Stock) following the Business Combination.
If you are a Public Shareholder and you exercise your redemption rights, it will not result in either the exercise or loss of any Rights. Your Rights will continue to be outstanding following a redemption of our Public Shares and will become exercisable in connection with the completion of the Business Combination. Holders of Private Rights do not have redemption rights in connection with the Business Combination.
If the Business Combination is not approved or completed for any reason, then Public Shareholders who elected to exercise their redemption rights would not be entitled to exercise their rights to redeem their Ordinary Shares for the applicable pro rata share of the Trust Account. In such case, Mars will promptly return any share certificates (if any) and other redemption forms delivered by Public Shareholders.
Limitation on Redemption Rights
In connection with the Business Combination a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption of its shares with respect to more than an aggregate of 15% of the shares sold in the IPO. Mars believes the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to convert their shares as a means to force us or Mars’ management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a Public Shareholder holding more than an aggregate of 15% of the shares sold in the IPO could threaten to exercise its redemption rights against the Business Combination if such holder’s shares are not purchased by us or Mars’ management at a premium to the then-current market price or on other undesirable terms. By limiting Mars Shareholders’ ability to convert no more than 15% of the shares sold in the IPO, Mars believes that it will limit the ability of a small group of shareholders to unreasonably attempt to block Mars’ ability to complete Mars’ the Business Combination, particularly in connection with the Business Combination with ScanTech that requires as a closing condition that Mars has a minimum net worth or a certain amount of cash, such as the Business Combination. However, we would not be restricting Mars Shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against Mars’ the Business Combination.
Redemption of Public Shares if No Business Combination
If Mars does not complete a business combination by November 16, 2024 (or by May 16, 2025, if Mars extends the period of time to consummate a business combination), Mars will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account not previously released to us to pay Mars’ tax obligations and less up to $50,000 of interest we may use for Mars’ dissolution expenses, divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Mars’ remaining shareholders and the Mars Board, liquidate and dissolve, subject (in the case of (ii) and (iii) above) to Mars’ obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Prior to such redemption of Public Shares, Mars would be required to assess all claims that may be potentially brought against us by Mars’ creditors for amounts they are actually owed and make provision for such amounts, as creditors take priority over the Public Shareholders with respect to amounts that are owed to them. There can be no assurances that Mars will properly assess all claims that may be potentially brought against us. As such, Mars Shareholders could potentially be liable for any claims of creditors to the extent of distributions received by them as an unlawful payment in the event we enter an insolvent liquidation. Furthermore, while we will seek to have all vendors and service providers (which would include any third parties we engaged to assist us in any way in connection with Mars’ search for ScanTech) and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the Trust Account or that a court would conclude that such agreements are legally enforceable.
Each of Mars’ Insiders and the purchasers of the Private Rights have agreed to waive its rights to participate in any liquidation of Mars’ Trust Account with respect to the Founder Shares and Private Rights. There will be no distribution from the Trust Account with respect to Rights which will expire worthless.
If we are unable to complete a business combination and expend all of the net proceeds of Mars’ IPO, other than the proceeds deposited in the Trust Account, the per-share distribution from the Trust Account would be approximately $[•] (based on the Trust Account balance on the Record Date).
The proceeds deposited in the Trust Account could, however, become subject to the claims of Mars’ creditors which would be prior to the claims of the Public Shareholders. Although Mars will seek to have all vendors, including lenders for money borrowed, prospective target businesses or other entities we engage execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with a claim against Mars’ assets, including the funds held in the Trust

Account. If any third party refused to execute an agreement waiving such claims to the monies held in the Trust Account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of the Public Shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In any event, Mars’ management would perform an analysis of the alternatives available to it and would only enter into an agreement with a third party that did not execute a waiver if management believed that such third party’s engagement would be significantly more beneficial to us than any alternative. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason.
In the event that the proceeds in the Trust Account are reduced below (i) $10.20 per Public Share or (ii) such lesser amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties under Cayman Islands law may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public shareholders may be reduced below $10.20 per share.
However, there can be no assurances that it will be able to satisfy those obligations if it is required to do so. Accordingly, the actual per-share distribution could be less than $[•] (based on the Trust Account balance as of [RECORD DATE], 2024) due to claims of creditors. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Mars’ bankruptcy estate and subject to the claims of third parties with priority over the claims of Public Shareholders. To the extent any bankruptcy claims deplete the Trust Account, there can be no assurances that we will be able to return to the Public Shareholders at least $[•] (based on the Trust Account balance as of [RECORD DATE], 2024).
Employees
Mars has three executive officers. These individuals are not obligated to devote any specific number of hours to Mars matters and devote only as much time as they deem necessary to Mars’ affairs. Mars does not intend to have any full-time employees prior to the completion of a business combination.
Legal Proceedings
To the knowledge of Mars’ management, there is no litigation currently pending or contemplated against Mars, any of Mars’ officers or directors in their capacity as such or against any of Mars’ property.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE GOVERNANCE OF MARS PRIOR TO THE BUSINESS COMBINATION
Directors and Executive Officers
Mars’ current directors and executive officers are as follows:
Name	Age	Position
Karl Brenza	59	Chairman, Director, Chief Executive Officer and Chief Financial Officer
Xiaochen (Iris) Zhao	34	Director and Chief Operating Officer
Yenyou (Jeff) Zheng	67	Independent Director
James Jenkins	59	Independent Director
Yang (Sean) Liu	44	Independent Director
Xin (Adam) He	50	Independent Director
Below is a summary of the business experience of each our executive officers and directors:
Karl Brenza.   Karl Brenza has served as our Chief Executive Officer, Chief Financial Officer and director since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Brenza has over 25 years of investment banking and financial advisory experience as well as significant operational and technology experience as a corporate executive. He has extensive blank-check/SPAC experience and completed some of the earliest blank-check/SPAC transactions. During his career, Mr. Brenza has completed a vast array of transactions in the areas of strategic advisory assignments, mergers, acquisitions, reverse merger transactions, IPOs, follow-on offerings, SPACs, PIPEs, fairness opinions and private financings of debt and equity. Mr. Brenza is currently serving as Senior Managing Director, Head of Capital Growth Advisory Group at Maxim Group, LLC, Senior Managing Director of Wealth Management Centers, LLC, a financial advisory firm and CFO of Omni ECom Acquisition Corp. Previously, Mr. Brenza served as CFO of First Breach, Inc, an ammunition components company from November 2021 to September 2022. In addition, from August 2018 to November 2021, he was Senior Managing Director, Investment Banking for Paulson Investment Company. From August 2018 to December 2019, he also served as the Head of US Operations for Jerash Holdings US, a Nasdaq-listed manufacturer of outdoor and action garments and sportswear. From 2008 to 2018, Mr. Brenza was Senior Managing Director and Head of the Capital Growth Advisory Group at Maxim Group, LLC. Mr. Brenza received an MBA with honors from Columbia Business School, a BS in Electrical Engineering from the University of Pennsylvania and has been a guest lecturer at the NYU Stern Graduate School of Business.
Xiaochen (Iris) Zhao.   Iris Zhao has served as our Chief Operating Officer since shortly after the inception of the Company. She is a citizen of the Republic of Malta and is based in London, the United Kingdom. Ms. Iris Zhao has 10 years of experience in building and advising corporations through M&A and capital market transactions globally. Ms. Zhao is responsible for managing and coordinating company’s investment, liquidity and asset liability management in order to optimize investment performance within the risk management guidelines. At the same time, to monitor company’s portfolio of assets, devise strategies for growth, act as the liaison with investors, and recognize and avoid serious risks. Ms. Zhao is proficient in road-shows presentation, structuring and negotiating transactions and terms with international investment communities and corporate finance.
Ms. Zhao was appointed as the Chief Investment Officer of Future Fintech Group Inc. (Nasdaq stock ticker: FTFT) in February 2020. Prior to that she served as the Managing Partner of Wealth Index (Beijing) Fund Management Co., Ltd., which is a top financial advisory service corporation that focuses on financial advisory, private equities investment and investment banking businesses. From January 2011 to February 2019, Ms. Zhao was in charge of international business planning and developing, investor relationship support and relationships with global investors. Ms. Zhao has completed dozens of transactions in a wide range of transactions including IPOs, M&A transactions, RTOs, follow-on offerings, public and private fund raising, and PIPEs. In her early career, Ms. Zhao worked at SUNTV Video Ltd. As a Specialist in NYC. She brings experience in media, business negotiation, and is familiar with international business activities.

Ms. Zhao studied Finance at New York City University and Montana State University. She received Bachelor of Science with highest honor in Finance from Montana State University and was appointed to Beta Gamma Sigma, international association of elite business schools. She received MBA from UP Diliman. Ms. Zhao is the Dame of Grace of the Order of Saint Lazarus of Jerusalem, and the first Commander of the Grand Priory of China.
Yenyou (Jeff) Zheng.   Yenyou Zheng has served as an independent director since shortly after the inception of the Company. He is a citizen of Canada and is based in Vancouver, Canada. Dr. Zheng has over 20 years of experience in investment banking and financing industry. Dr. Zheng currently serves as the Director of Business Development of, and as a broker with, Craft Capital Management LLC and has served in such positions since September 2019. He is also currently an independent director of NovaBay Pharmaceuticals, Inc. (NYSE American: NBY) since September 2019. Prior to that, Dr. Zheng served as the Director of Business Development of Spartan Securities Group, Ltd. From 2014 to August 2019. Dr. Zheng’s experience includes providing innovative financial solutions and consulting services for initial public offering underwriting and investment banking as well as corporate financing solutions with a particular focus on Chinese companies listed overseas. Dr. Zheng received a Ph.D. in physics from Flinders University of South Australia.
James Jenkins.   James Jenkins has served as an independent director since shortly after the inception of the Company. He is a citizen of the United States and is based in Rochester, New York. Mr. Jenkins currently serves as Chairman of the board of Lakeland Industries, Inc. (Nasdaq: Lake) and serves on its Audit, Nominating and Compensation Committees. He previously served on the board of Lakeland Industries, Inc. from 2012 to 2015 and was a member of the Audit and Corporate Governance Committees. He also served between November 2021 and April 2023 on the Board, Audit and Compensation Committees of OmniLit Acquisition Corp. (Nasdaq: OLITU), a SPAC that recently raised $143.75 million. Mr. Jenkins is a General Counsel and Vice President of Corporate Development at Transcat, Inc. (Nasdaq: TRNS) and has served in that position since September 2020. At Transcat he drives its acquisition strategy. Prior to that he served as a partner at Harter Secrest & Emery LLP, a regional law firm located in New York State. His practice focused in the areas of corporate governance and general corporate law matters, including initial and secondary public offerings, private placements, mergers and acquisitions, and securities law compliance. Mr. Jenkins joined Harter Secrest and Emery in 1989 as an associate and was elected a partner effective January 1, 1997. He is a Chambers rated attorney and served as a member of the firm’s Management Committee from January 2007 to January 2013. Mr. Jenkins holds a BA from Virginia Military Institute and a J.D. from West Virginia University College of Law.
Yang (Sean) Liu.   Yang Liu has served as an independent director since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Liu is a seasoned executive with 16 years of experience in an array of industries including technologies, finance, investment banking and corporation. He has a proven record of driving growth within global organizations and management of public companies. Mr. Liu served as the Chairman of the board and the Chief Executive Officer at Color Star Technology Co. Ltd (Nasdaq stock ticker: CSCW), a Nasdaq company, from March 2019 to July 2020. Through a series of acquisitions and dispositions, he successfully transformed the company from a traditional Chinese manufacturer into a global technology company in education and entertainment. He also served as the CEO and Chairman at Wave Sync Corporation, an OTC technology company from July 2017 to August 2018. From 2015 to 2017, Mr. Liu worked as an IT Manager at UBS, overseeing regional production support and implementation coordination of its core capital market software platform. Mr. Liu received two M.S. degrees in financial mathematics and electrical engineering from New Mexico State University in the United States. He also received a B.S. Degree in Electronic Engineering from Tsinghua University in China.
Xin (Adam) He.   Xin He has served as an independent director since shortly after the inception of the Company. He is a citizen of People’s Republic of China, a US permanent resident and is based in Chicago, Illinois. Mr. He has been a CFO for a Fortune Global 500 conglomerate, Wanda USA since May 2012. Mr. He played a key role in two prominent international projects — the development of a 101-story landmark “Vista Tower” in downtown Chicago and the acquisition of AMC Entertainment Inc, that he later led its IPO to NYSE in 2013. His diverse background across various industries came from his previous jobs as Financial Controller for NYSE listed Xinyuan Real Estate Co., auditor at Financial Service Office in Ernst & Young LLP in New York, and various leadership roles at Chinatex Corporation. Due to his exceptional public company management expertise, Mr. He was invited to serve as an independent board director at Energy Focus (Nasdaq: EFOI) from July 2014 to April 2015, iFresh Inc. (Nasdaq: IFMK) from December 2017 to April 2018, Professional Diversity Network (Nasdaq: IPDN) from January 2018 to March 2019, and Beijing Baosheng Media (Nasdaq: BAOS) from February 2021 to present.
He is also deeply involved in a non-profit organization, as Vice Chair of the China General Chamber of Commerce Chicago, to bridge culture and business between US and China. His education and license strongly support this endeavor as he had obtained a Bachelor and Master of Science in Taxation from Central University of Finance and Economics in Beijing, and a Master of Science in Accounting from Seton Hall University in New Jersey. He is also a Certified Public Accountant both in China and in New York state.
Director Independence
Nasdaq requires that a majority of our board must be composed of “independent directors.” Currently, Yenyou (Jeff) Zheng, James Jenkins, Yang Liu and Xin He are an “independent director” under the Nasdaq listing rules, which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our independent directors will have regularly scheduled meetings at which only independent directors are present.
We will only enter into a business combination if it is approved by a majority of our independent directors. Additionally, we will only enter into transactions with our officers and directors and their respective affiliates that are on terms no less favorable to us than could be obtained from independent parties. Any related-party transactions must also be approved by our audit committee and a majority of disinterested independent directors.
Committees of the Board of Directors
Audit Committee
We have established an audit committee of the board of directors, which consists of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. Xin He is the Chairperson of the audit committee. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:
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reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

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discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

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discussing with management major risk assessment and risk management policies;

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monitoring the independence of the independent auditor;

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verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

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reviewing and approving all related-party transactions;

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inquiring and discussing with management our compliance with applicable laws and regulations;

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pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

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appointing or replacing the independent auditor;

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determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

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establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

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approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee
The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under Nasdaq listing standards. Nasdaq listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.
In addition, we must certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Xin He qualified as an “audit committee financial expert,” as defined under rules and regulations of the SEC.
Nominating Committee
We have established a nominating committee of the board of directors, which will consist of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. Yenyou Zheng is the Chairperson of the nominating committee. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.
Compensation Committee
We have established a compensation committee of the board of directors, which will consist of Yenyou (Jeff) Zheng, James Jenkins and Xin He, each of whom is an independent director under Nasdaq’s listing standards. James Jenkins is the Chairperson of the compensation committee. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

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reviewing and approving the compensation of all of our other executive officers;

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reviewing our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, including our directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination.

Code of Ethics
We have adopted a code of business conduct and ethics (the “Code of Ethics’) applicable to our directors, officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us.
Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires Mars’ executive officers, directors and persons who beneficially own more than 10% of a registered class of its equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of its Ordinary Shares and other equity securities. These executive officers, directors, and greater than 10% beneficial owners are required by SEC regulation to furnish Mars with copies of all Section 16(a) forms filed by such reporting persons. Based solely on Mars’ review of such forms furnished to Mars and written representations from certain reporting persons, Mars believes that during the year ended September 30, 2022, all reports applicable to its executive officers, directors and greater than 10% beneficial owners were filed in a timely manner in accordance with Section 16(a) of the Exchange Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION OF MARS
References to the “Company,” “Mars,”“us,” “our” or “we” refer to Mars Acquisition Corp. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included herein.
Overview
We are a blank check company incorporated in the Cayman Islands on April 23, 2021 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.
Results of Operations and Known Trends or Future Events
We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities and those necessary to prepare for the IPO, and activities related to identifying ScanTech as the target for the Business Combination. Since our IPO, we have not generated any operating revenues and do not intend to until after completion of the Business Combination, except for the non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account.
We incurred expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as expenses as we conducted due diligence on prospective business combination candidates, including ScanTech.
We expect to incur additional costs in the pursuit of the Business Combination. We cannot assure you that our plans to raise capital or to complete the Business Combination will be successful.
Liquidity, Capital Resources Going Concern
Mars’ registration statement for the Initial Public Offering was declared effective on February 13, 2023. On February 16, 2023, Mars consummated the Initial Public Offering of 6,900,000 Units, including 900,000 additional Units issued pursuant to the full exercise by the underwriter of its over-allotment option, generating gross proceeds of $69,000,000.
Simultaneously with the consummation of the IPO and the sale of the Units, the Company consummated the private placement (the “Private Placement”) to the Sponsor of 391,000 Private Placement Units, each Private Placement Unit consisting of one Ordinary Share and one Right, at a price of $10.00 per Private Placement Unit, generating total proceeds of $3,910,000.
Following the closing of the IPO on February 16, 2023, an amount of $70,380,000 ($10.20 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement was placed in the Trust Account. As of September 30, 2023, there was $72,587,820 held in the Trust Account. The funds held in the Trust Account may be invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by us meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the us, until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account.
On January 30, 2024, Mars held the Initial Extension Meeting to amend, by way of special resolution, the Amended Mars Memorandumand Articles to extend, for the first time, the date by which the Mars has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months, unless the closing of a business combination shall have occurred prior thereto. In connection with the Initial Extension Meeting and subsequent redemptions, a total of 107 Public Shareholders elected to redeem an aggregate of 4,818,568 Public Shares. Following the Initial Extension Redemption, Mars had approximately $22,296,189.61 left in its Trust Account.

Mars intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account, to complete the Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete the Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.
The funds held outside the Trust Account have been used primarily used for legal, accounting, due diligence, travel and other expenses associated with structuring, negotiating and documenting the Business Combination, as well as legal and accounting fees related to regulatory reporting requirements. For the year ended September 30, 2023, we incurred expenses in the amount of $521,582.
The funds held outside of the Trust Account may not be sufficient to allow Mars to operate for at least the next 12 months from the issuance of the financial statements. We may need to raise additional capital through loans or additional investments from our Sponsor, an affiliate of our Sponsor, officers, directors, or third parties. In order to fund working capital deficiencies or finance transaction costs in connection with the Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds on a non-interest bearing basis as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Other than as described above, the terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
On January 30, 2024, Mars held the Initial Extension Meeting to amend Mars Memorandum and Articles to extend the date by which Mars has to consummate a business combination from February 16, 2024 to November 16, 2024 for a total of an additional nine months, unless the closing of a business combination shall have occurred prior thereto. If Mars cannot complete the Business Combination by November 16, 2024, we will need to extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 27 months to complete a Business Combination). We may need to obtain additional financing if we become obligated to redeem a significant number of our public shares upon the completion of the Business Combination or another extension, in which case we may issue additional securities or incur debt in connection with the extension or the Business Combination. If we are unable to complete Business Combination or a second extension because we do not have sufficient funds available to us, we may be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
There is no assurance that our plans to consummate the Business Combination will be successful within the Combination Period. As a result, there is substantial doubt about Mars’ ability to continue as a going concern within one year after the date that the financial statements are issued or are available to be issued.
Contractual Obligations
We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities.
Our Sponsor, officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, officers or directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

In addition, in order to finance transaction costs in connection with an intended the Business Combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we would repay such loaned amounts. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no proceeds from our Trust Account would be used for such repayment. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Our Sponsor has agreed (a) to waive its redemption rights with respect to any Founder Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Amended and Restated Memorandum and Articles of Association (i) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the our initial Business Combination or to redeem 100% of the Public Shares if we do not complete a Business Combination within the Combination Period or (ii) with respect to any other provision relating to shareholders’ rights or pre-the Business Combination activity, unless we provide the Public Shareholders with the opportunity to redeem their Public Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the Trust account and not previously released to pay taxes, divided by the number of then issued and outstanding Public Shares.
Our Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to the Founder Shares it will receive if we fail to complete a Business Combination within the Combination Period. However, if the Sponsor or any of its respective affiliates acquire Public Shares, such Public Shares will be entitled to liquidating distributions from the Trust Account if we fail to complete a Business Combination within the Combination Period. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Public Offering price per Unit ($10.00).
The holders of the Founder Shares, Private Placement Units and Units that may be issued upon conversion of Working Capital Loans (and any ordinary shares issuable upon the exercise of the Private Placement Right) will be entitled to registration rights pursuant to a registration rights agreement to signed prior to or on the effective date of Initial Public Offering requiring us to register such securities for resale. The holders of these securities will be entitled to make up to three demands, excluding short form registration demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to completion of a Business Combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. However, the registration rights agreement provides that we will not be required to effect or permit any registration or cause any registration statement to become effective until the securities covered thereby are released from their lock-up restrictions. We will bear the expenses incurred in connection with the filing of any such registration statements.
Critical Accounting Estimates
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Critical esitmates include the determination of the fair value of unit-based awards issued, the useful lives of long-lived assets, the Company’s incremental borrowing rate; the fair value of derivative and warrant liabilities; assessing the likelihood of adverse outcomes from claims and disputes; and loss provisions. We have identified the following critical accounting policies:
Net Income (Loss) Per Share
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income (loss) per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The Company applies the two-class method in calculating income (loss) per Ordinary Share. At September 30, 2023 and September 30, 2022, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then shares in the earnings of the Company. As a result, diluted income (loss) per share is the same as basic income (loss) per shares for the periods presented.
Ordinary Shares Subject to Possible Redemption
The Company accounts for its ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of September 30, 2023, Ordinary Shares subject to possible redemption are presented at redemption value of $10.52 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid in capital or accumulated deficit if additional paid in capital equals to zero.
Controls and Procedures
Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
Evaluation of Disclosure Controls and Procedures
As required by Rules 13a 15 and 15d 15 under the Exchange Act, our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2023. Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a 15 (e) and 15d 15 (e) under the Exchange Act) were effective as of such date.
We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Changes in Internal Control Over Financial Reporting
During the most recently completed fiscal quarter, there has been no change in our internal control over financial reporting (as defined in Rules 13a 15(f) and 15d 15(f) under the Exchange Act) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

INFORMATION ABOUT SCANTECH
Unless otherwise indicated or the context otherwise requires, references in this section to “ScanTech” or “we,” “our,” “us,” and similar terms refer to ScanTech Identification Beam Systems, LLC and its subsidiaries before the Business Combination, which will be the business of Pubco and its consolidated subsidiaries immediately after giving effect to the Business Combination.
Overview
Our mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. We have developed a proprietary fixed-gantry Computed Tomography (“CT”) scanning system that detects explosives, weapons, narcotics and other contraband. CT is an X-ray scanning technology that combines a series of X-ray images taken from different angles around items being scanned and uses computer processing to create cross-sectional images of the item, which are reconstructed into a three dimensional image of the scanned item.
Our initial market focus is aviation checkpoints. However, we believe a significant market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
Our SENTINEL fixed-gantry scanner has already achieved several third-party certifications, including the TSA’s Tier 2 Explosive Detection Certification. Certification to the TSA’s Accessible Property Screening System 6.2.0 Explosive Detection Standard (“APSS 6.2”) and to the European Civil Aviation Conference (“ECAC”) Explosive Detection System for Cabin Baggage Certification (“EDSCB”) are underway in advanced stages. Tier 2, APSS 6.2 and EDSCB are the explosive detection standards required for “carry-on” or “cabin” baggage X-ray inspection scanners to be deployed in U.S. and European airports. These standards are also required in other international airports.
We have completed EDSCB explosive data collection at an ECAC laboratory and are in the process of benchmarking and updating our explosive detection algorithms in preparation for taking the ECAC EDSCB certification test. Likewise, we have completed APSS 6.2 military and commercial explosive data collection and are in the process of collecting APSS 6.2 home-made explosive data collection at Department of Homeland Security (DHS) laboratories in preparation for taking the TSA APSS 6.2 certification test.
We believe that our scanner systems and fixed-gantry CT technology have significant advantages and superior threat detection capacity as compared to traditional rotating-gantry CT systems. However, we face significant challenges in scaling this technology and our business in the highly competitive aviation sector.
First and foremost, although our fixed-gantry CT technology shows promise in disrupting traditional rotating-gantry CT technologies, we are a small company competing against much larger, better financed and staffed, economically stable and in some cases incumbent large businesses. Several of our competitors have been certified to both TSA’s APSS 6.2 and ECAC’s EDSCB explosive detection standards and have won competitive bids and have deployed and have operating systems in both the aviation and critical infrastructure sectors.
As a small company, we must also overcome challenges associated with rapidly growing manufacturing, distribution, sales, installation and servicing capacities to meet industry and customer expectations. Our plans to establish strategic partnerships to assist in scaling our capabilities in these areas are in the early stages of development. In addition, the company must secure enough external investments to fund this growth.
Finally, the ECAC EDSCB and the TSA APSS 6.2 certification tests are extremely difficult to pass. We have completed most of the required data collection and are in the process of updating our explosive detection standards in preparation to take these certification tests. Although we have successfully passed the TSA Tier 2 explosive detection test and the results of our TSA APSS 6.2 and ECAC EDSCB explosive data collection are promising, to date, we have not taken and successfully passed either of these explosive certification tests.

Failing to receive these two certifications would severely limit our opportunities in the aviation sector particularly in the U.S, and the European Union, and in other countries that have adopted these certifications. However, other non-aviation infrastructure security sectors would not be significantly impacted since in general, they do not require TSA or ECAC certifications.
SENTINEL Scanner
Our SENTINEL scanners are designed to be deployed at security checkpoints. They can be quickly installed and easily maintained without major infrastructure modifications to existing checkpoints. SENTINEL systems are based on the company’s proprietary fixed-gantry CT technology, which employs four fixed X-ray generators and detector arrays to create a three-dimensional visualization of the object being scanned. Each generator/detector array is optimally configured to provide planar projections that significantly expand the robustness, reliability and repeatability of image data and volumetric reconstruction to improve the discrimination and interrogation of threat materials and hidden objects.
Most CT security scanners on the market are based on rotating-gantry technology, which was first developed in the 1970s for use in medical imaging. Rotating gantry involves a single X-ray tube and detectors opposite this tube. These revolve around the object being scanned, generating images which are reconstructed to produce a three-dimensional image.
While nearly identical in size and overall appearance to traditional rotating-gantry scanners, we believe that SENTINEL has several important advantages, including the following:
•
Modular design means more reliable operation, reduced maintenance and easier upgrades.   Our SENTINEL scanners are modular in design, with moving components limited to a conveyor belt and cooling fans. Eliminating many of the moving parts required for rotating gantry systems means lower maintenance costs and less downtime, resulting in reduced operating costs for customers. Modular design also enables easier and faster upgrades to gantry components.

•
Improved image quality.   In rotating gantry systems, resolution is impacted by the velocity of the rotating gantry with respect to the velocity of the scanned object traveling through the inspection tunnel. Our fixed-gantry design avoids this problem and enables superior X-ray interrogation and material discrimination.

•
Increased throughput.   The throughput of a scanner is determined by its belt speed. The maximum belt speed of rotating gantry scanners is determined by the maximum rotational speed of the gantry, which is limited by the gravitational forces on the gantry as it rotates around the inspection tunnel. Our fixed-gantry scanner design removes this limitation, which means that our system processes 400-800 bins per hour, compared to approximately 170 bins per hour for rotating-gantry scanners.

•
Operation on simple 120V power.   Our fixed-gantry CT scanners run on 120V power, which means they can be deployed at any airport or commercial facility without specialized electrical infrastructure. Rotating gantry scanners typically require 208V and/or higher three-phase power, which is not available at many airport checkpoints and other facilities.

•
Plug and play installation.   Rotating gantry CT scanners require days to install, set, calibrate and successfully pass the Site Acceptance Test (“SAT”). Our systems can be installed and ready to pass the SAT in one hour.

Our proprietary operator-friendly SENTINEL software includes modules that we refer to as Automatic Threat Identification (“ATI”) and Ray Trace Biopsy (“RTB”). These software modules are used to automatically identify threat materials and substances that may be hidden inside a scanned bag or parcel, by measuring the attenuation of X-rays as they pass through the scanned bag or parcel and calculating the effective atomic weight (known as the Zeff number) and mass densities by volumetric element and then comparing these calculated values to the known values for the threat materials. Potential threat materials, once identified by the ATI and RTB software, are then highlighted on the operator’s screen and flagged for further action by a screener. Data calculated by the ATI and RTB modules can also be provided to the operator or alternatively directed to remote auxiliary viewing or centralized monitoring stations.
Each SENTINEL scanner uses a 32” high-definition LCD touch-screen monitor, which presents potential threats in crystal clear 1200p HD quality in order to minimize eyestrain and operator fatigue.
Artificial Intelligence (“AI”) and Machine Learning (“ML”) Capabilities Under Development
Traditionally, security scanner AI-algorithms are trained on X-ray data that must be (i) manually collected and (ii) in a process referred to as ground truthing, reviewed by trained technicians who locate, identify and annotate items of interest in scanned images. This process is extremely time consuming and expensive. We have developed, and are currently beta-testing, a proprietary set of AI-driven software modules to shorten the development path for these algorithms, which consist of:
•
a module that creates synthetic libraries of items of interest (i.e. explosives, weapons, drugs, contraband, etc.);

•
a module that creates virtual baggage and containers of various sizes and shapes; and

•
a cloud-based module that automates and expedites the ground truthing process.

We have developed another AI-driven module that automatically collects and organizes live (i.e. non-synthetic) explosive threat data for post processing and algorithm development. This module is operational and was used to accelerate data collected for our submission to the ECAC for EDSCB certification, and is being used for the same purpose in connection with our submission to the TSA for APSS 6.2 certification.
Certifications
In the United States, security equipment must first undergo extensive independent testing and certification by the TSA before it can be deployed at airports. In the European Union, airports are required to comply with standards established by ECAC, an intergovernmental organization that seeks to harmonize civil aviation policies and practices among EU member states.
Generally, the process leading up to certification consists of the following steps: (i) submitting an experimental data collection and test plan, (ii) a period of data collection, (iii) algorithm development and experimentation, (iv) analytical optimization of the detection model and (v) submitting of a validation data package which describes the final system, equipment and software configuration with a simulated detection study.
Although we have completed most of the required data collection and are in the process of updating our explosive detection algorithms in preparation to take the ECAC EDSCB and the TSA APSS 6.2 certification tests, we have not taken and successfully passed these tests. Achieving ECAC and TSA certifications is extremely difficult and there is a risk we may not obtain these and other key certifications. Should we fail to pass these two certifications our ability to deploy our technology in the aviation sector particularly in the U.S, and the European Union, and in other countries that have adopted these certifications, will be severely limited.
Information on the three certifications that we are currently focused on is provided below.
TSA — Carry-on Baggage Screening
SENTINEL successfully completed TSA’s Tier 2 Explosive Detection Standard testing in March 2018. The TSA has subsequently (i) launched the Checkpoint Property Screening System program (“CPSS”) to address the emergence of improvised explosive threats and improve passenger experience by no longer requiring removal of liquids and laptops from carry-on bags, and (ii) promulgated the APSS 6.2 explosive detection standard. We consider our Tier 2 certification an important milestone and validation of our platform, as Tier 2 certification is an accepted standard in many countries that do not administer their own certifications for security scanning systems. As discussed below, we are now in the process of APSS 6.2 certification by the TSA.
In September 2019, we entered into a Cooperative Research and Development Agreement (“CRADA”) with the Department of Homeland Security (“DHS”), to begin the process of obtaining APSS 6.2 certification. Pursuant to the CRADA, SENTINEL systems have been delivered to the DHS’s Transportation Security Laboratory (“TSL”) in Atlantic City, New Jersey and its Tyndall Reactive Materials Group in Panama City, Florida (“Tyndall”). At these two laboratories, companies approved by TSA to enter the APSS 6.2 certification program are provided access to commercial, military and homemade explosives to collect the data required to develop and benchmark explosive detection algorithms to meet the explosive detection standard. This process involves taking approximately 100,000 scans of hundreds of actual commercial, military and home-made explosive formulations in thousands of configurations and concealments. The data collected is then used for development, refinement, training and testing of explosive detection algorithms, followed by a simulated detection study to verify algorithm performance. Once deemed sufficient, all data is then submitted to the TSA for approval for TSL to perform certification readiness testing, which involves testing of a small data set to validate previously provided simulation results. After passing certification readiness testing, systems are approved to undergo final testing for APSS 6.2 certification. We have completed data collection at TSL for commercial and military explosive formulations in thousands of configurations and concealments and have begun homemade explosive data collection at Tyndall. Data collected to date is being used to refine and improve our Tier 2 explosive detection algorithms to the APSS 6.2 explosive detection standard in preparation for taking the APSS 6.2 certification readiness test. We currently anticipate receiving APSS 6.2 certification in 2024.
ECAC — Cabin Baggage Screening
We were invited by ECAC to submit SENTINEL for ECAC certification in 2021. The ECAC certification process involves first sending a system to an ECAC certified laboratory to access commercial, military and homemade explosives for data collection and private testing. This process involves taking tens of thousands scans of hundreds of actual commercial, military and home-made explosive formulations in thousands of configurations and concealments. The data collected is then used for development, refinement, training and private testing of explosive detection algorithms, followed by a simulated detection study to verify algorithm performance. Once an applicant deems its system’s explosive detection to be sufficient, a request for EDSCB certification is submitted to ECAC and a certification test allocation is approved for taking the certification test at an ECAC certified laboratory.
In January 2023, we delivered a SENTINEL system to the ICT-Fraunhofer Laboratory in Pfinztal, Germany for data collection, which was completed in August 2023. The data is currently being processed and we expect to commence EDSCB certification testing and receive certification in early to mid 2024.
TSA — Air Cargo Screening
The TSA has established the Air Cargo Screening Qualification Test (“ACSQT”) to qualify air cargo screening devices for listing on TSA’s Air Cargo Screening Technology List (“ACSTL”). Pursuant to federal law, cargo transported aboard passenger aircraft must be screened at a security level commensurate with that of passenger checked baggage, with scanning equipment listed on the ACSTL.

As specifically mandated by Section 1602 of the Implementing Recommendations of the 9/11 Commission Act of 2007 (9/11 Act), cargo transported aboard passenger aircraft must be screened at a security level commensurate with that of passenger checked baggage. In accordance with TSA Air Cargo Standard Security Programs, authorized private air cargo screening facilities may only use technologies listed on the TSA ACSTL. The ACSTL serves as the official technology list for regulated parties and their authorized representatives to use when procuring screening equipment in accordance with TSA-approved or-accepted security programs. TSA publishes new versions of the ACSTL as needed, usually two to four times per year. There are four Qualification Groups (QGs) listed on the ACSTL, which are categorized by function/application, rather than by specific technology type.
The ACSQT evaluates the effectiveness and suitability of submitted devices based on requirements as set forth for that qualification group. Each technology group has approximately 100 individual requirements, to include several sub-requirements, which must be fully met to achieve Qualified status on the ACSTL. The entire set of TSA ACSTL requirements by technology group will be made available to vendors upon successful acceptance of a white paper and a Security Threat Assessment of the company and selected employees.
Using an open submission process, vendors may propose new candidate technologies for introduction into the ACSQT process at any time, which allows for the introduction and implementation of enhanced capabilities and higher performance technology for air cargo screening operations. For the purpose of evaluating candidate devices, the ACSQT process is divided into two stages of assessment.
The first stage is submission processing and requirements testing. All candidate devices must successfully satisfy Stage I criteria in order to be considered for listing on the ACSTL. Stage I is designed to verify a device’s ability to meet safety, security, functionality, and detection related requirements. Stage I begins with the submission of a white paper, a candidate device’s entry point into the ACSQT process. The white paper provides TSA with an introduction to the device and serves as a foundational documentation to support a level of confidence that a device may be able to successfully meet the requirements of the ACSQT process. After the acceptance of the white paper by TSA, a formal qualification data package must be submitted to TSA and requirements testing performed. To pass Stage I, a device must meet all of the requirements set forth by TSA.
The second stage is operational testing. Stage II testing is intended to validate device performance in an operational air cargo screening environment, where all requirements must be met for listing on the ACSTL. Stage II field observations and data collection assess a device’s suitability as defined by reliability, maintainability and availability requirements within an operational screening environment. To pass Stage II testing, which occurs in an operational setting, a device must meet all of the requirements set forth by TSA.
We are preparing and testing the Sentinel ‘Fixed-Gantry’ CT system for qualification as a ‘small-bore’ visual inspection system under QG1 and as an explosive detection system under QG4 of the ACTSL. The Company is also designing and developing a new ‘large-bore’ ‘Fixed Gantry’ CT system for qualification as an explosive detection system under QG4 of the ACTSL.
Our SENTINEL CT scanner white paper has been submitted and accepted by TSA for admittance into the ACSQT process for placement qualification and on TSA’s ACSTL as a small bore air cargo visual inspection system for inspecting small parcels and packages. We expect to receive such certification in 2024. We have also initiated designing and developing a large bore fixed gantry CT scanner for air cargo screening of break-bulk cargo and larger packages and parcels. We expect to receive ACSTL certification of this scanner in 2025.
Industry Opportunity
According to Mordor Intelligence in its Security Screening Market Size & Share Analysis — Growth Trends & Forecasts (2023 – 2028) report, the global security screening market is currently estimated at approximately $7 billion and is expected to reach approximately $10 billion by 2028, growing at approximately 7% per year. According to Mordor Intelligence in its Security Screening Market Size & Share Analysis — Growth Trends & Forecasts (2023 – 2028) report, the global infrastructure protection market is expected to reach $177 billion by 2030 and includes ports, industry, energy, defense, financial institutions, transportation and logistics facilities and other key market segments specifically targeted by ScanTech.
Our initial market focus is aviation checkpoints. However, we believe a significant market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
In the aviation sector, the certification authorities are predominately TSA and ECAC. The remainder of the aviation sector either accepts the TSA or ECAC certifications, or develops and issues technical acceptance requirements as part of their solicitations for security equipment. Outside of the aviation sector, technical and performance specifications seldom reference either TSA or ECAC aviation standards.
We are targeting multiple key markets, each of which presents a significant opportunity that we believe is currently underserved by inefficient, expensive and outdated equipment. However, we face significant challenges in scaling our technology to access these key markets.
Airports
In the United States, the TSA has begun replacing the majority of its scanning systems pursuant to the CPSS, a system-wide $1.2 billion program that expires in 2025. Additionally, in February 2023, the federal government allocated $1.0 billion directly to airports to fund upgrades of facilities and security checkpoints. Over 2,400 CT scanning systems will be replaced under the CPSS with APSS 6.2 certified systems.
In other countries, other governmental and intergovernmental agencies are also implementing enhanced screening standards and deploying new scanner systems to airports.
Additionally, many countries are investing in airport infrastructure by either expanding existing airport facilities or constructing new airports.
A key challenge we face in this key sector is that several of our competitors have been certified to TSA’s APSS 6.2 and ECAC’s EDSCB explosive detection standards and have won competitive bids and have deployed and have operating systems in both domestic and foreign airports.
Freight Forwarding
Many freight forwarders (such as UPS, FedEx and DHL) are following passenger aviation in implementing enhanced screening standards and deploying new scanner systems. In particular, pursuant to the TSA’s Air Cargo Standard Security Programs, authorized private air cargo screening facilities that transport cargo in, into and out of the U.S. must now use technologies listed on the ACSTL.
Our fixed gantry scanners are optimally positioned to serve the freight forwarding market, which places a premium on scanner system speed. However, we are in the process of qualifying our system on the ACTSL and several incumbent companies have already placed systems on the ACSTL.
Government Agencies
The world’s busiest seaports and landports of entry are beginning to procure scanning technologies to address a complex transnational set of counter-terror security issues, including terrorism, piracy and contraband, and drug and weapons smuggling.
Private Sector
We believe that there is a significant near term opportunity for security infrastructure in the private sector, as concerns grow about mass shootings and other threats, and that private venues or facilities which have previously chosen not to implement security screening devices due to concerns about cost, effectiveness, or visitor/employee experience impact are increasingly amenable to introduce security screening. We see a significant opportunity to deploy SENTINEL systems at commercial infrastructure, entertainment facilities, schools, sports stadiums and other highly trafficked venues.

In addition, private sector employers are allocating more budget, time and resources to securing the workplace, by adding and/or upgrading scanner systems. According to third-party studies, more than two thirds of companies with over 1,000 employees reported that physical security is mission critical for their business; 58% of global companies increased the amount they spent on physical security in 2022; and 65% of senior management of global companies reported an increase in the number of security threats faced by their organizations.
Ancillary Markets
We believe that a number of ancillary opportunities exist for fixed-gantry CT scanners to detect threat objects, foreign materials or internal defects. These market opportunities include non-airport security checkpoints, cargo shipping, narcotics detection, foreign material exclusion and industrial non-destructive testing.
In summary, although our fixed-gantry CT technology shows promise in disrupting traditional rotating-gantry CT technologies in these opportunity areas, we are a small company competing against much larger, better financed, well staffed, more economically stable and in some cases incumbent large businesses.
As a small company, we must also overcome challenges associated with rapidly growing manufacturing, distribution, sales, installation and servicing capacities to meet industry and customer expectations. Our plans to establish strategic partnerships to assist in scaling our capabilities in these areas are in the early stages of development. In addition, the company must secure enough external investments to fund this growth.
Business Plan
We plan to sell ScanTech scanning systems through a combination of direct sales and distribution partnerships. In the private sector market, we may implement leasing and cost-sharing platforms to make it easier for customers to incur the cost of deploying scanning systems.
We expect to earn revenue from sale of SENTINEL units and also on an ongoing basis for (i) system maintenance outside of the warranty period and (ii) software upgrades.
The SENTINEL will be sold on a modular basis that will enable customers to choose between one and four X-ray sources and detector arrays, based on their specific budgets and threat levels.
As mentioned previously, we are initially focused on the U.S. aviation market and obtaining APSS 6.2 certification in order to market to the TSA pursuant to CPSS. We have already logged successful deployments of SENTINEL at (i) TSL; (ii) the TSA’s System Integration Facility at Reagan International Airport, (iii) Tyndall and (iv) San Diego International Airport and Philadelphia International Airport. Based on our progress to date and the fact that SENTINEL is less expensive than other CT technologies that TSA has qualified for the CPSS, we believe that we are well positioned to achieve CPSS qualification and to achieve commercial sales of SENTINEL for U.S. airports.
In parallel with our focus on the U.S. aviation market, we are pursuing EDSCB certification in order to sell to airports in the European Union. We also plan to pursue other foreign markets (including countries in the Middle East, Asia-Pacific and South America) that have adopted plans for aggressive aviation infrastructure expansion. We believe that we can already leverage our TSA Tier 2 certification in certain foreign countries that consider the U.S.’s Tier 2 certification as a benchmark for acceptance and deployment of new scanner technology.
In certain international markets, we will enter into joint-venture arrangements and partnerships in order to expedite the process of obtaining regulatory approvals, identifying potential customers and entering into sales agreements. We expect that these agreements will provide for payment to ScanTech of licensing fees and royalties. To date, we have entered into agreements with partners to assist with the distribution, promotion and sales of SENTINEL in Canada, Russia, Turkey, Poland, Japan and Spain.
In November 2023, ScanTech and our exclusive Canadian distributor, Visiontec Systems (“Visiontec”), a value-added Canadian supplier that specializes in providing front-line security and CBRNE (chemical, biological, radiological, nuclear and explosive) technologies, products and services have entered into definitive purchase orders to provide ScanTech’s SENTINEL CT Checkpoint Baggage Scanning System to one of the largest, most diverse power producers in North America. Pursuant to the terms of our distribution agreement with Visiontec (the “Distribution Agreement”), Visiontec will deliver, integrate, install, train and provide long term technical support for ScanTech’s SENTINEL CT Checkpoint Baggage Scanning Systems with Smart Conveyance which will be deployed to provide security screening for large-scale critical nuclear power infrastructure in Canada.
The Distribution Agreement with Visiontec has a three year term and can be terminated by Visiontec one year following a change of 50% or more of ScanTech’s ownership. Orders may be cancelled prior to shipment subject to a 3% restocking fee. Other than payment from Visiontec to ScanTech for units sold by Visiontec pursuant to purchase orders, the Distribution Agreement does not provide for any payments between the parties.
We may continue to pursue agreements with third-parties that manufacture conveyance systems to sell SENTINEL with such systems as a bundled solution.
We will need to significantly expand our sales and marketing activities as we transition from a focus on research and development to manufacturing and selling our security scanners at commercial scale.
Manufacturing
Currently, all manufacturing, assembly and pre-delivery testing of SENTINEL units is done by ScanTech at our facility in Buford, Georgia. We anticipate that we will need to engage a third-party technological manufacturer in order to manufacture SENTINEL at commercial scale, but intend to continue assembling SENTINEL units in-house. We have initiated discussions and preliminary planning with a multinational manufacturer regarding volume manufacturing and assembly support, but have not yet entered into a binding agreement.
The time period from order receipt to delivery of a SENTINEL system is currently approximately four months. We expect that this product time will be reduced as we expand our manufacturing staff, improve our manufacturing techniques and engage a third-party technological manufacturer.
We rely upon third-party contract manufacturers and suppliers, located within the United States, for substantially all the components of our SENTINEL systems. The majority of these components have multiple sources, but several come from sole-source suppliers.
Research and Development
Our research and development efforts are focused on continual improvement to SENTINEL’s software, algorithms and hardware components.
Our internal research and development efforts have been supplemented by strategic technology development relationships with leading research centers such as Lawrence Livermore National Laboratory (“LLNL”) and Sandia National Laboratory (“SNL”), which have since lapsed. Currently, we have one ongoing collaborative arrangement, our Cooperative Research and Development Agreement (“CRADA”) with Department of Homeland Security (the “DHS”), which is focused on developing, improving and optimizing the performance of SENTINEL. The CRADA expires on November 5, 2025 and provides for collaboration between ScanTech and the TSL in developing, improving and optimizing the performance of the Sentinel to promote and strengthen transportation security. Pursuant to the CRADA, the TSL is helping ScanTech collect data to refine the system’s detection capabilities (readiness assistance) and performing tests of the system’s detection performance and providing feedback to ScanTech (readiness testing). If any patentable intellectual property is developed pursuant to the CRADA (an “Invention”), ScanTech will grant the U.S. government a nonexclusive, nontransferable, irrevocable, paid-up license to practice the Invention or have the Invention practiced throughout the world by or on behalf of the U.S. government for research or other U.S. government purposes.
Intellectual Property
We have a patent portfolio of one exclusively-owned patent and five licensed patents, as summarized in the table below.

Patent	Issue Date	Expiration Date	Country	Title
7,162,007(1)(2)	2007-01-09	2024-02-06	U.S.	Non-Intrusive Inspection Systems for Large Container Screening and Inspection*
7,208,889(2)	2007-04-24	2024-04-24	U.S.	Particle Accelerator Having Wide Energy Control Range
7,208,890(2)	2007-04-24	2024-04-24	U.S.	Multi-Section Particle Accelerator With Controlled Beam Current
7,262,566(2)	2007-08-28	2024-08-28	U.S.	Standing-Wave Electron Linear Accelerator
7,952,304(2)	2011-05-31	2028-05-31	U.S.	Radiation System
8,339,071(2)	2012-12-25	2029-12-25	U.S.	Particle Accelerator Having Wide Energy Control Range

(1)
Owned by the Company. All other patents are licensed from ScanTech/IBS IP Holding Company, LLC, as described below.

(2)
Utility Patent.

Our five licensed patents are licensed to us from ScanTech/IBS IP Holding Company, LLC (“IP Holdco”), a wholly-owned subsidiary of ScanTech Holdings, LLC formed as a bankruptcy remote-entity to hold intellectual property. Pursuant to a license agreement dated June 1, 2011 (the “License Agreement”), ScanTech has a perpetual, royalty free license to these five patents (the “Licensed IP”) in the field of scanning, inspection, detection and/or identification in security, law enforcement and defense applications (the “Field”). No amounts are payable between ScanTech and IP Holdco pursuant to the License Agreement. The license lasts until the revocation, invalidation or expiration of the Licensed IP. ScanTech also granted IP Holdco a non-exclusive license to use outside of the Field any improvements to the Licensed IP developed by ScanTech. IP Holdco may sublicense these improvements, subject to negotiation between the parties.
The five (5) patents are projected to expire February 2024 and 2029. Patents expiring in the next two years are no longer critical to the Company’s current business and primarily relate to older analog-based scanning technology in the high energy cargo inspection sector, and our core fixed-gantry CT technology and current generation of SENTINEL CT Checkpoint Baggage Scanning Systems do not depend on these patents. Our core fixed-gantry CT technology and current generation of SENTINEL CT Checkpoint Baggage Scanning Systems incorporate updated technology for which we intend to submit new patent applications. However, there is no guarantee that previous public disclosures including, but not limited to previously patented inventions in the U.S. (prior art) will not be identified that will cause these devices and improvements not to be patentable. Also, there is no guarantee that the claims we tender to the USPTO supporting these new patent applications will not be rejected by USPTO reviewer.
We believe that our patents that expire in the near term will be hard for competitors to commercialize after expiration without the benefit of our trade secrets and other proprietary know-how.
We also rely upon trade secrets, know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary rights through a variety of methods, including confidentiality agreements and proprietary information agreements with suppliers, employees, consultants and others who may have access to proprietary information, under which they are bound to assign to us inventions made during the term of their employment or term of service.
Government Regulation
ScanTech is subject to various laws, regulations and permitting requirements of federal, state and local authorities, related to health and safety and anti-corruption. In addition, our applications for TSA certifications implicate certain classified or sensitive information of the United States government, and we are therefore subject to the National Industrial Security Program Operating Manual and federal statutes regarding the protection of Sensitive Security Information (as defined in 49 CFR Part 1520). Our products will also be subject to export controls administered by the U.S. Department of Commerce.
We believe that we are in material compliance with all applicable laws, regulations and permitting requirements.

Facilities
ScanTech leases a facility from VJ Properties, LLC (VJP) with approximately 14,000 rentable square feet of combined office and warehouse space located at 1735 Enterprise Dr., Buford, GA 30518. We will likely expand our facilities starting approximately one year after the closing of the Business Combination, as we advance our business plan and work to commence manufacturing on a commercial scale.
The lease, which provides for monthly base rent of $11,750, expired in February 2024 and is currently continuing on a month to month to basis while ScanTech negotiates a renewed lease with the landlord.
Employees
As of June 30, 2023, ScanTech employed approximately 15 full-time employees, all of whom are based in Buford, Georgia. After the closing of the Business Combination, we intend to hire a significant amount of additional employees.
Corporate Restructuring
ScanTech’s Operating Agreement currently provides for three series of units. Series A Units are preference units with a coupon, the majority of which are redeemable and a small portion of which are non-redeemable, and are all non-voting, Series B Units are voting common units and Series C Units are similar to profits interests and are granted under the 2012 Equity Incentive Plan (the “2012 Plan”). Prior to the Closing of the Business Combination, ScanTech intends to amend and restate its Operating Agreement in connection with a corporate restructuring to convert all outstanding units into a single series.
Legal Proceedings
ScanTech is subject to a number of claims and litigations. Pursuant to an order of the Supreme Court of the State of New York, County of Kings, on September 8, 2023, Catalytic Holdings I, LLC obtained a judgment of $1,563,793.30 (plus 12% interest per annum, accruing from October 6, 2020) against ScanTech.
This judgment relates to unpaid indebtedness incurred by the Company in 2020.
From the first quarter of 2017 until and including the second quarter of 2023, the Company did not remit U.S. federal taxes from amounts withheld from employee wages, and also did not remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $4.63 million as of December 31, 2022. Although we expect to propose a settlement to the IRS following the Business Combination, there can be no assurance that that the IRS will agree to the terms of a settlement and not instead demand immediate payment of the amounts due. Even if a settlement offer is accepted, the terms of any settlement may require substantial upfront payments, which we may not have sufficient funds available for. In addition, willful failure to comply with statutory obligations to collect, account for and pay over taxes imposed on employees is a federal criminal offense. There can be no assurance that the Department of Justice will not commence criminal charges against us and our management for failure to remit payroll taxes to the IRS.
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security. The Charging Order specifically mandated that “[a]ll distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, P.C. (EBG) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest.”
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Other than the above, ScanTech is not currently a party to any material legal proceedings. From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business activities. Although the results of litigation and claims cannot be predicted with certainty, any such future litigation could have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2023, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including stock or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to (“York Capital) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of December 31, 2022 or 2021. Between 2.5% - 5.0% of proceeds of the Business Combination may be due due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
The Company also has various agreements with Taylor Freres Americas or its affiliates (“Taylor Freres”), a financial advisor, that may require payments to be made to Taylor Freres in connection with the consummation of the business combination. The Company is unable to determine the amount of such obligations as of the date hereof.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF SCANTECH
You should read the following discussion in conjunction with our financial statements and related notes included elsewhere in this proxy statement/prospectus/consent solicitation. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this proxy statement/prospectus/consent solicitation.
Overview
Our mission is to develop and deploy security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. We have developed a proprietary fixed-gantry Computed Tomography scanning system that detects explosives, weapons, narcotics and other contraband.
Our initial market focus is aviation checkpoints. However, we believe a significant market opportunity also exists for deploying our scanners in (i) other government facilities such as border crossings, seaports, military bases, embassies, federal buildings, prisons and postal facilities and (ii) the private sector at manufacturing plants, entertainment facilities, power plants, petrochemical facilities, convention centers, schools, sports stadiums and other highly-trafficked public buildings or venues.
Our SENTINEL fixed-gantry scanner has already achieved several third-party certifications, including the TSA’s Tier 2 Explosive Detection Certification. Certification to the TSA’s Accessible Property Screening System 6.2.0 Explosive Detection Standard and to the European Civil Aviation Conference Explosive Detection System for Cabin Baggage Certification are in advanced stages.
We believe that our scanner systems and fixed-gantry CT technology have significant advantages and superior threat detection capacity as compared to traditional rotating-gantry systems.
Our SENTINEL scanners are designed to be deployed at security checkpoints. They can be quickly installed and easily maintained without major infrastructure modifications to existing checkpoints.
Most CT security scanners on the market are based on rotating-gantry technology, which was first developed in the 1970s for use in medical imaging. Rotating gantry involves a single X-ray tube and detectors opposite this tube. These revolve around the object being scanned, generating images which are reconstructed to produce a three-dimensional image.
SENTINEL Scanner Description
SENTINEL’s fix-gantry CT architecture incorporates four (4) discrete pairs of fixed multi-energy X-ray generators and detector arrays. Each generator/ detector pair is optimally configured to provide non-traditional planar slices significantly expanding the robustness, reliability and repeatability of image data reconstruction and improving the system’s ability to discriminate/interrogate threat materials and hidden objects. The orientation of the generators/detectors yield three (3) discrete slices of the target for interrogation: 1) Perpendicular to the tunnel; 2) 45° angle along the Belt from Entrance to Exit, and; 3) 45° angle backwards along the Belt from Exit to Entrance. The three slices of metadata are used to reconstruct a three-dimensional map of the effective atomic numbers (Zeff) and mass densities of the scanned contents. The projections in this innovative geometry provide three unique planes while the projections of conventional CT systems are essentially in a single plane. Three integrated & interlaced slices through an object versus the typical single plane slice of data in rotating-gantry CT improves spatial recognition, particularly in high clutter situations, as the four (4) X-ray projections are traveling through unique paths for a given area of interest. Coupled with few-view CT reconstruction and advanced threat detection algorithms, SENTINEL’S architecture expands the robustness, reliability and repeatability of the measurement data.
The figure below depicts the SENTINEL’s fixed-gantry projection geometry showing the four X-ray sources tunnel entrance, exit, top and side projections. The red box depicts the traditional 90° planer slice perpendicular to the conveyor. Two additional 45° planar slices (not shown) are also created.

SENTINEL Scanner Installation
First and foremost, the SENTINEL has been designed for easy deployment and installation at domestic and international checkpoints. Following production, assembly and factory acceptance testing, SENTINEL systems, simulators and peripheral equipment are packaged and marked in accordance with TSA packaging and marking requirements for transportation security screening equipment. The system is shipped directly to the customer’s site in one piece along with ingress and egress conveyors, primary and auxiliary viewing stations and peripheral equipment in three simple shipping crates. We assign an installation site lead to coordinate system receipt, rigging unloading, installation and start-up. For installed systems, the installation site lead collects data, performs on-site functional testing, and prepares a commissioning report. For each system installed, the commissioning report will document i) Visual Inspection; ii) Operational/Functional Test; iii) Image Quality Test; and, iv) Explosive Simulant Detection Test. Because the system is delivered to the site in one piece, the installation, setup, startup and functional test process is typically completed in four to six hours if the checkpoint has been prepared for system setting.
SENTINEL Scanner Maintenance
Modular construction of SENTINEL plays a major role in the system’s serviceability and ensures fast field service to get the machine back on line. Furthermore, as system upgrades and enhancements are designed, engineered, tested and approved, respective modules can easily be changed-out in the field. System electrical and control components are mounted on four (4) back-plates that are easy to inspect, basic troubleshoot, and remove & replace if necessary. All modules are individually certified by Underwriter’s Laboratory (UL) in addition to the entire machine being UL certified. The four back-plate modules are located behind the same exterior panel and can easily be accessed by an authorized service technician. If a module is diagnosed with a problem, the entire module is removed by unplugging the wiring harness connectors, unscrewing four (4) nuts, removing the module and simply installing a new module, which takes five to ten minutes to complete. The defective module is then returned to ScanTech for detailed troubleshooting, evaluation and if economical, repair. Likewise, X-ray generators are a modular monoblock design hermetically enclosing the X-ray tube, high-voltage power supply, collimator, and cooling system. The replacement of an X-ray generator takes less than an hour as the monoblock is mounted on a factory laser-aligned mounting frame. The monoblock is removed by unbolting four (4) bolts plus two (2) connectors. Simply remove and replace the unit with a new X-ray monoblock and the system is ready to scan. No alignment of the X-ray monoblock is required because of the pre-aligned precision of the X-ray generator and detector array mounting frames, so an X-ray monoblock change out is simply a ‘pull-plug-scan’ service call. Detector Arrays can also be easily replaced. Each array is a modular unit mounted on a precision mounting bracket or frame. To replace the detector board(s), one must merely remove the access plate(s), unplug the communication & power connectors, remove the array bracket or frame, and repeat the process to reinstall. SENTINEL’s modular design provides a low-cost component upgrade path, reduced system downtime, faster field service and troubleshooting, and lower maintenance costs.

SENTINEL Scanner Operation
In similar fashion to current protocols at aviation checkpoint security stations, ‘carry-on’ baggage and other approved ‘carry-on’ items are loaded onto the SENTINEL’s conveyor and queued for scanning through the system’s tunnel. Once loaded onto the conveyor belt, each item passes through the system’s X-ray inspection tunnel, and within a matter of seconds, reappears at the opposite end. Instead of a rotating gantry, SENTINEL’s four fixed independent and synchronized X-ray sources project X-ray images of scanned items onto the system’s four independent arrays of detectors where various signatures associated with the materials the X-rays interact with inside of the tunnel are measured or calculated. Advanced and proprietary algorithms provide highly reliable automatic threat detection, not only differentiating between threatening and non-threatening materials, but also specifically identifying the items as benign (such as face cream,) or dangerous (such as explosives), as well as drugs and other hazardous materials. During a scan, four separate high-definition visual images are generated and displayed on the system’s high definition monitor. Operators can access vertical, horizontal and ±45o snapshots of each item being scanned and will also be able to access a 3D reconstructed image of the scanned item. This supplies the operator with the necessary visual tools to identify threats which otherwise would be difficult to distinguish. During the inspection process, the image scrolls in the direction of conveyor travel to simulate the conveyor moving a target through the inspection tunnel. The system provides real time storage of a selectable number of individual scanned items, which are maintained in a historical memory buffer depicted at the bottom of the screen. Touch screen access allows screeners to easily move back and forth between items in the system’s immediate memory. In addition, item scans can easily be saved to permanent storage and subsequently re-loaded and analyzed as if the scan was just made. SENTINEL also has the ability to wirelessly transmit large bits of data in real time to any number of on- and off-site ancillary locations. Systems can be connected to a network in a matrix networked architecture allowing remote system threat reporting and operation, remote management of diagnostics, remote reporting of operator performance, remote handling of the data of interest and even remote and automatic software upgrades. Any supervisor, manager or regulatory agency, and any number of other off-site personnel can look in on any particular system in action as dictated by conduct of operations.
SENTINEL systems are based on the company’s proprietary fixed-gantry CT technology, which employs four fixed X-ray generators and detector arrays to create a three-dimensional visualization of the object being scanned. Each generator/detector array is optimally configured to provide planar projections that significantly expand the robustness, reliability and repeatability of image data and volumetric reconstruction to improve the discrimination and interrogation of threat materials and hidden objects.
While nearly identical in size and overall appearance to traditional rotating-gantry scanners, we believe that SENTINEL has several important advantages, including modular design, improved image quality, increased throughput, operation on simple 120V power and plug and play installation.
Our proprietary operator-friendly SENTINEL software, which includes modules that we refer to as Automatic Threat Identification and Ray Trace Biopsy, enables SENTINEL to automatically identify materials and substances hidden inside a scanned bag or parcel, by measuring X-ray attenuation data and calculating Zeff number and mass densities by volumetric element and then comparing these calculated values to values of known materials. Potential threat materials are then highlighted on the operator’s screen and flagged for further action by a screener. ATI and RTB data can be provided to the operator or alternatively directed to remote auxiliary viewing or centralized monitoring stations.
SENTINEL successfully completed TSA’s Tier 2 Explosive Detection Standard testing in March 2018. Our application for APSS 6.2 certification is in advanced stages, and we currently anticipate receiving APSS 6.2 certification in 2024. We were invited by ECAC to submit SENTINEL for ECAC certification in 2021, and we expect to commence EDSCB certification testing and receive certification in early 2024. We have applied for certification of our SENTINEL CT scanner for placement on TSA’s Air Cargo Screening Technology List as a small bore air cargo visual inspection system for inspecting small parcels and packages, and expect to receive such certification in late 2023. We are also designing and developing a large bore fixed gantry CT scanner for air cargo screening of break-bulk cargo and larger packages and parcels, and except to receive ACSTL certification of this scanner by 2025.

Components of Results of Operations
We have not been profitable since inception, and as of September 30, 2023, our accumulated deficit was $(144.7) million. Since inception, we have financed our operations primarily through different forms of debt, primarily promissory notes.
Operating Expenses
Operating expenses primarily include general and administrative, which includes payroll, and research and development expense. As of September 30, 2023, the largest component of our operating expenses is general and administrative which has increased meaningfully in the last twelve months resulting primarily from expenses related to capital markets activities for the business combination.
During the three and nine months ended September 30, 2023, operating expenses were $2.9 million and $6.0 million, respectively, an increase of 165% and 79%, respectively, during the periods.
During the years ended December 31, 2022 and 2021, operating expenses were $4.5 million and $3.8 million, an increase of 15%.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Operating expenses:
General and administrative expenses	$2,142,614	$392,401	$3,523,739	$1,184,402
Research and development expenses	778,680	701,652	2,464,306	2,143,513
Depreciation and amortization	8,668	12,769	28,733	35,805
Total operating expenses	2,929,962	1,106,822	6,016,778	3,363,720
Research and Development Expense
Research and development expenses consist primarily of engineering and regulatory activities.
We expense R&D costs as incurred. We recognize expenses for certain development activities, such as software and hardware development and manufacturing, based on an evaluation of the progress to completion of specific tasks using data or other information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of expenses incurred. Nonrefundable advance payments for goods or services to be received in the future for use in R&D activities are recorded as prepaid expenses. These amounts are recognized as an expense as the goods are delivered or the related services are performed, or until it is no longer expected that the goods will be delivered, or the services rendered. R&D activities account for a significant portion of our operating expenses. We expect our R&D expenses to increase significantly in future periods as we continue to implement our business strategy, which includes advancing our business plan, expanding our R&D efforts, including hiring additional personnel to support our R&D efforts, and seeking regulatory approvals.
General and Administrative Expense
General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of information technology, professional services, insurance, travel, and other administrative expenses. We expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal, audit, tax and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that general and administrative expenses will increase in absolute dollars in future periods. General and administrative expenses consist primarily of personnel-related expenses for our finance, legal, human resources and administrative personnel, as well as the costs of information technology, professional services, insurance, travel, and other administrative expenses.
We expect to invest in our corporate organization and incur additional expenses associated with transitioning to, and operating as, a public company, including increased legal, audit, tax and accounting costs, investor relations costs, higher insurance premiums and compliance costs. As a result, we expect that general and administrative expenses will increase in absolute dollars in future periods.
Interest Expense
Interest expense consists of accrued and unpaid interest, including default interest, due on the Company’s outstanding promissory notes. Interest expense consists of accrued and unpaid interest, including default interest, due on the Company’s outstanding promissory notes.
Results of Operations
The results of operations presented below should be reviewed in conjunction with ScanTech’s unaudited condensed financial statements for the nine months ended September 30, 2023 and 2022, ScanTech’s audited financial statements as of the years ended December 31, 2022 and 2021, and other information included elsewhere in this proxy statement/prospectus/consent solicitation.
The following table sets forth our statement of operations for the nine months ended September 30, 2023 and 2022, the years ended December 31, 2022 and 2021 and the change between the two periods.
During the three months ended September 30, 2023 our net loss was $(7.9) million and $(4.2) million, respectively. During the nine months ended September 30, 2023 our net loss was $(29.2) million and $(11.6) million, respectively. Our net loss for the years ended December 31, 2022 and 2021 was $(29.2) million and $(11.6) million, respectively. Our net losses during the respective periods all widened primarily resulting from an increase in all of our key operating expense line items. Our general and administrative expenses increased year over year primarily resulting from an increase in expenses related to the business combination, for which the agreement and capital markets initiative did not exist in the prior year periods.
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Other income (expense):
Interest expense	$(2,627,510)	$(2,116,956)	$(7,427,555)	$(6,077,145)
Change in fair value of derivative liabilities	281,783	(84,071)	(1,605,819)	(144,487)
Change in fair value of warrant liabilities	(2,638,645)	(982,829)	(14,120,580)	(1,994,998)
Gains from extinguishment of debt	—	—	—	9,712
Total other income (expense):	(4,984,372)	(3,183,856)	(23,153,954)	(8,206,918)
General and Administrative Expense
During the three and nine months ended September 30, 2023, general and administrative costs were $2.1 million and $3.5 million, respectively, a year over year increase of 446% and 197%, respectively during the periods.
General and administrative expense increased by $0.24 million, or 19%, in the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was due primarily to increased salary and overhead adjustments during the period.
The majority of the increase in expenses is attributable to an increase in transaction related expenses in the form of professional services related to the business combination. During the prior year period the Company was not involved in capital markets activities so our general and administrative expense was primarily for personnel expenses, travel and related costs.
Research and Development Expense
During the three and nine months ended September 30, 2023, research and development expenses were $0.8 million and $2.5 million, respectively, an 11.0% and 15.0% increase, respectively, during the period.
Research and development expense increased by $0.3 million, or 13%, in the year ended December 31, 2022 compared to the year ended December 31, 2021.

The increase in research and development expense was attributable primarily to an increase in investment in the Company’s artificial intelligence software and continued investment in its proprietary algorithms with the anticipation of filing additional patents in the future.
Depreciation and Amortization
Depreciation and amortization was $0.03 million for the nine months ended September 30, 2023, which was flat compared to the nine months ended September 30, 2022
Depreciation and amortization was $0.09 million for the three months ended September 30, 2023, which was not a meaningful change compared to the three months ended September 30, 2023.
Interest Expense
During the three and nine months ended September 30, 2023, interest expense was $(2.6) million and $(7.4) million, an increase of 24.1% and 22.2%, respectively during the periods.
Interest expense increased $1.7 million, or 23%,in the year ended December 31, 2022 compared to the year ended December 31, 2021.
Interest expense during the periods includes all interest and any penalties — including default interest —  accrued on our outstanding promissory notes. Some of our promissory notes that are in default are accruing default interest, which we characterize here as “penalties.” Interest expense also increased resulting from an increase in the balance of our outstanding principal indebtedness particularly from Seaport during the period.
Other Expense
Other expense during the three months and nine months ended September 30, 2023 was $(4.9) million and $(23.1) million, respectively, an increase of 56.6% and 182.1%, respectively.
During the nine months ended September 30, 2023, the increase in other expenses was primarily driven by a $1,011% increase in the fair value of derivative liabilities, to $(1.6) million, resulting from an increase in the valuation of the assets of the company during the period which increases the value of the derivatives.
In addition, the Company’s warrants liabilities fair value increased 608%, to $(14.1) million, during the nine months ended September 30, 2023, primarily as a result of an increase in the valuation of the assets of the Company which increases the value of the warrant liabilities.
Interest expense increased 22.2%, to $(7.4) million, during the nine months ended September 30, 2023, resulting from an increase in accrued interest from existing and new indebtedness.
Other expense increased $0.6 million, or 40%,in the year ended December 31, 2022 compared to the year ended December 31, 2021. The accrual difference on a dollar basis was not meaningful compared to the prior year.
Trend Information
Other than as disclosed elsewhere in this proxy statement/prospectus/consent solicitation, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.
Liquidity and Capital Resources
To date, we have financed our operations primarily through the issuance of debt. Since our inception, we have incurred significant operating losses and negative cash flows. As of September 30, 2023, we had an accumulated deficit of $144.6 million. As of December 31, 2022 and December 31, 2021, we had an accumulated deficit of $114.0 million and $(96.8) million, respectively. As of December 31, 2022 and September 30, 2023, the Company was insolvent.

As of September 30, 2023, we had cash of $0.04 million. As of December 31, 2022 and December 31, 2021, we had cash of $0.09 million and $0.02 million, respectively.
We may not receive sufficient proceeds from the Business Combination to fund our operating expenses until at least 12 months after the date of our audited financial statements included in this proxy statement/prospectus/consent solicitation. As a result of the foregoing, management has determined that there is substantial doubt about our ability to continue as a going concern.
We expect to incur significant expenses in connection with our ongoing activities as we continue to implement our business strategy. We will need additional funding in connection with these activities. Our future funding requirements, both short-term and long-term, will depend on many factors, including the level of sales, the expansion of our sales and marketing activities, the timing and extent of our spending to support our research and development efforts, investments in infrastructure, operating costs, expansion into other markets, and the costs of operating as a public company (including hiring additional personnel as well as increased director and officer insurance premiums, audit and legal fees, investor relations fees and expenses related to compliance with public company reporting requirements under the Exchange Act and rules implemented by the SEC and Nasdaq).
For the foreseeable future, we expect to continue financing our operations through the sale of equity, debt, borrowings under credit facilities or through potential collaborations with other companies, other strategic transactions or government or other grants. Adequate capital may not be available to us when needed or on acceptable terms. We do not currently have any committed external source of funds beyond the Business Combination. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our shareholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of shareholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, reduce, suspend or cease our research and development programs or any future commercialization efforts, which would have a negative impact on our business, prospects, operating results and financial condition. See the section entitled “Risk Factors” for additional risks associated with our substantial capital requirements.
Our operating losses raise substantial doubt about our ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the years ended December 31, 2022 and 2021 with respect to this uncertainty.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For 24 months, the majority of our funding has been advances from Seaport Group LLC Profit Sharing Plan (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business. Seaport may, at any time, terminate its funding arrangements and/or demand repayment of its advances, which at September 30, 2023 amounted to approximately $10.7 million including accrued interest and principal. Although we expect to enter into a term loan facility with Seaport, there can be no assurance that we will do so. In addition to the loan repayment obligations to Seaport, Seaport has the ability, for a nominal amount, to purchase Series B Units of ScanTech. As of September 30, 2023, Seaport had the right to acquire approximately 42% of the Series B Units of ScanTech as of such date. In addition to the obligations to repay Seaport, the company has significant other current obligations, including, without limitation, approximately $5.1 million owed to the IRS with respect to unpaid employment taxes.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of December 31, 2022 and December 31, 2021, our cash balance was $0.09 million and $0.02 million, respectively. Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
Comparison of the Nine months Ended September 30, 2023 and 2022, and Years Ended December 31, 2022 and 2021
The following table shows ScanTech’ cash flows provided by (used in) operating activities, investing activities and financing activities for the stated periods (dollars in millions):
	For the nine months ended September 30, 2023	For the nine months ended September 30, 2022	Variance	Year ended December 31, 2022	Year ended December 31, 2021	Variance
Operating activities	$(4.1)	$(2.7)	(50)%	$(3.7)	$(2.7)	(38)%
Investing activities	—	—	—	(0.05)	(0.03)	(100)%
Financing activities	2.1	1.8	20%	3.8	2.7	41%
Operating Activities
Net cash used in operating activities for the nine months ended September 30, 2023 was $(4.0) million compared to $(2.7) million for the nine months ended September 30, 2022, an increase of $1.3 million in cash used for operations. The increase was primarily due to a $18.0 million decrease in net income, offset by an $12 million change in fair value of the Company’s outstanding warrants, $1.4 million increase in the change in fair value of other derivatives, and a $2.5 million increase in changes in operating assets and liabilities which included a $1.4 million increase interest payable to both related and unrelated parties.
Net cash used in operating activities for the year ended December 31, 2022 was $(3.7) million compared to $(3.3) million for the year ended December 31, 2021, a decrease of approximately $(0.4) million. The decrease was primarily due to a $(3.5) million decrease in net income offset by $0.8 million increase in change in fair value of the Company’s outstanding warrants and $1.3 million increase in changes in operating assets and liabilities.
Investing Activities
Net cash used in investing activities for the nine months ended September 30, 2023 was $0 and there was a not meaningful difference from the nine months ended September 30, 2022.
Net cash used in investing activities for the year ended December 31, 2022 was $(0.05) million compared to net cash used in investing activities of $(0.03) million for the year ended December 31, 2021, a decrease of approximately $(0.02) million, primarily due to purchases of new property, plant and equipment during the period.
Financing Activities
Net cash provided by financing activities for the nine months ended September 30, 2023 was $4.0 million compared to $2.7 million for the nine months ended September 30, 2022, an increase of $1.3 million due to the same increase in principal value of new loans.
Net cash provided by financing activities for the year ended December 31, 2022 was $3.8 million compared to $2.7 million for the year ended December 31, 2021, an increase of $1.1 million due primarily to the same increase in proceeds from new loans.
Off-Balance Sheet Arrangements
We did not have over the past three fiscal years, and we currently do not have, any off-balance sheet arrangements as defined in the rules and regulations of the SEC.

MANAGEMENT OF PUBCO FOLLOWING THE BUSINESS COMBINATION
Executive Officers and Directors After the Business Combination
Upon the consummation of the Business Combination, the business and affairs of Pubco will be managed by or under the direction of the Pubco Board.
The following table sets forth the name, age and position of each of the expected directors and executive officers of Pubco upon consummation of the Business Combination:
Name	Age	Position
Executive Officers
Dolan Falconer	67	President & Chief Executive Officer
[•]	[•]	Chief Financial Officer
Marion “Rocky” Starns	74	Executive Vice President & Chief Operating Officer
Dr. Christopher Green	45	Vice President & Chief Technology Officer
Dr. Alfred Forbes IV		Vice President & Chief Science Officer
Board of Directors
Karl Brenza	59	Director and Chairman of the Board
Dolan Falconer	67	Director
James Jenkins	59	Director

(1)
Member of nominating and corporate governance committee.

(2)
Member of compensation committee.

(3)
Member of audit committee.

Information regarding the executive officers and directors following the Business Combination is set forth below:
Executive Officers
Dolan Falconer has over thirty years of extensive experience managing advanced technological development programs for private corporations and the federal government. Mr. Falconer is the President & CEO of the ScanTech Identification Beam Systems, LLC. He is also founder and CEO of ScanTech Holdings, LLC and was a key member of the management and technical team that developed the core electron beam technology that is the cornerstone of the company. He also serves as Chairman of Reveam, a private company developing electronic beam systems for applications in food treatment. Other key roles and positions have included founder and Executive Vice President of Parallax, Inc., Division Manager for United Energy Services, Regulatory Compliance Specialist with Nuclear Energy Consultants; Reactor Engineer and Resident Inspector with the U.S. Nuclear Regulatory Commission and Graduate Research Fellow in Nuclear Sciences for the E.I. DuPont De Nemours Company. Since June 1, 2011, Mr. Falconer has served as the President and CEO of ScanTech, where he manages day-to-day operations of the company its development and commercialization of advanced X-ray inspection systems for homeland security applications. Mr. Falconer is an alumnus of the Georgia Institute of Technology, with a B.S. Nuclear Engineering (’78) and M.S. Nuclear Engineering (’79).
Marion “Rocky” Starns has over thirty years of leadership and entrepreneurial experience in manufacturing and engineering in two Fortune 50 corporations and several privately held entrepreneurial companies. Mr. Starns is the Executive Vice President & Chief Technology Officer of ScanTech Identification Beam Systems, LLC. An Alfred P. Sloan Fellow of Stanford University’s Graduate School of Business, Rocky has served in leadership positions including CEO of Tano Automation, CEO of Renishaw, Inc. and General Manager with The Square D Company. Since June 1, 2011, Mr. Starns has served as the Chief Technology Officer of ScanTech Identification Beam Systems, LLC, where he oversees a staff of full-time and consulting engineers, physicists, scientists, programmers and technicians involved in the design, manufacturing, testing and operation of advanced X-ray inspection systems for homeland security applications. Mr. Starns received a B.S. Electrical Engineering (’72) from the University of Texas and a M.S. Management (’81) from Stanford.
Dr. Christopher Green has over fifteen years of experience and an extensive background in computer-aided engineering design and laboratory experimentation. After receiving his Ph.D. in Mechanical Engineering from Georgia Institute of Technology, Dr. Green joined ScanTech as a Senior Program Engineer where he provided technical and programmatic leadership in the design, fabrication, and development of low energy next generation checkpoint scanners. As ScanTech’s lead algorithm developer, Dr. Green has played a key role in the development and optimization of ScanTech’s proprietary algorithms associated with threat detection in checkpoint baggage scanners. Since June 1, 2016, Dr. Green has held the position of Vice President - Engineering for ScanTech Identification Beam Systems, LLC. Dr. Green received a B.S. Mathematics (’01) from Morehouse College and a B.S. in Mechanical Engineering (’01), a M.S. Mechanical Engineering (’04) and a PhD in Mechanical Engineering (’07) from the Georgia Institute of Technology).
Dr. Alfred Forbes began his career as a head research scientist for various experimental analyses that systematically addressed the fundamental studies of the hydrothermal technique (i.e. spontaneous nucleation, solubility and transport growth) of advanced photonic crystals. As a lead quality control chemist with the Coca-Cola Bottling Company, he was responsible for executing qualitative and quantitative quality control analysis throughout the entire production process and administered maintenance and calibration on all laboratory equipment. Hire as a lead scientist for ScanTech Identification Beam Systems, LLC, Dr. Forbes led several research programs involving low and high-energy X-rays for security applications for airport, border and port security focusing on cutting edge scintillation crystal selection and detector design and the development of advanced imaging algorithms for baggage or cargo. Since June 1, 2016, Dr. Forbes has held the position of Vice President - Science & Technology for ScanTech Identification Beam Systems, LLC. Dr. Forbes received a B.S. in Chemistry (’98) from Wofford College and a Ph.D in Chemistry (’04) from Clemson University.
Directors
Karl Brenza has served as our Chief Executive Officer, Chief Financial Officer and director since shortly after the inception of the Company. He is a citizen of the United States and is based in New York, New York. Mr. Brenza has over 25 years of investment banking and financial advisory experience as well as significant operational and technology experience as a corporate executive. He has extensive blank-check/SPAC experience and completed some of the earliest blank-check/SPAC transactions. During his career, Mr. Brenza has completed a vast array of transactions in the areas of strategic advisory assignments, mergers, acquisitions, reverse merger transactions, IPOs, follow-on offerings, SPACs, PIPEs, fairness opinions and private financings of debt and equity. Mr. Brenza is currently serving as Senior Managing Director, Head of Capital Growth Advisory Group at Maxim Group, LLC, Senior Managing Director of Wealth Management Centers, LLC, a financial advisory firm and CFO of Omni ECom Acquisition Corp. Previously, Mr. Brenza served as CFO of First Breach, Inc, an ammunition components company from November 2021 to September 2022. In addition, from August 2018 to November 2021, he was Senior Managing Director, Investment Banking for Paulson Investment Company. From August 2018 to December 2019, he also served as the Head of US Operations for Jerash Holdings US, a Nasdaq-listed manufacturer of outdoor and action garments and sportswear. From 2008 to 2018, Mr. Brenza was Senior Managing Director and Head of the Capital Growth Advisory Group at Maxim Group, LLC. Mr. Brenza received an MBA with honors from Columbia Business School, a BS in Electrical Engineering from the University of Pennsylvania and has been a guest lecturer at the NYU Stern Graduate School of Business.
James Jenkins has served as an independent director since shortly after Mars’ inception. He is a citizen of the United States and based in Rochester, New York. Mr. Jenkins currently serves as chair of Lakeland Industries, Inc. (NASDAQ: Lake) Nominating Committee and serves on its Audit and Compensation Committees. He previously served on the board of Lakeland Industries, Inc. from 2012 to 2015 and was a member of the Audit and Corporate Governance Committees. He also serves on the Board, Audit and Compensation Committees of OmniLit Acquisition Corp. (NASDAQ: OLITU), a SPAC that recently raised $143.75 million. Mr. Jenkins is a General Counsel and Vice President of Corporate Development at

Transcat, Inc. (NASDAQ: TRNS) and has served in that position since September 2020. At Transcat he drives its acquisition strategy. Prior to that he served as a partner at Harter Secrest & Emery LLP, a regional law firm located in New York State. His practice focused in the areas of corporate governance and general corporate law matters, including initial and secondary public offerings, private placements, mergers and acquisitions, and securities law compliance. Mr. Jenkins joined Harter Secrest and Emery in 1989 as an associate and was elected a partner effective January 1, 1997. He is a Chambers rated attorney and served as a member of the firm’s Management Committee from January 2007 to January 2013. Mr. Jenkins holds a BA from Virginia Military Institute and a J.D. from West Virginia University College of Law. We believe Mr. Jenkins is qualified to serve on Pubco’s board due to his many years of leadership in working with multiple companies that completed public offerings and his public company board experience.
Board Composition
Effective from the consummation of the Business Combination, it is expected that the Pubco the Pubco Board will consist of not more than seven (7) directors and will be a classified Board with three classes of directors, with each initial Class I director having a term that expires at Pubco’s first annual meeting of stockholders after the Closing, each initial Class II director having a term that expires at Pubco’s second annual meeting of stockholders after the Closing and each initial Class III director having a term that expires at Pubco’s third annual meeting of stockholders after the Closing, or when such directors’ successors have been duly elected and qualified, or upon such directors’ earlier death, resignation, retirement or removal. All directors elected at annual meetings of stockholders following the effectiveness of the Proposed Charter will not be classified and instead will be elected for terms expiring at the next annual meeting of stockholders or until the election and qualification of their respective successors in office, subject to their earlier death, resignation or removal.
When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Pubco Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Pubco Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.
Director Independence
As a result of the Pubco Common Stock being listed on Nasdaq following consummation of the Business Combination, Pubco will be required to comply with the applicable rules of such exchange in determining whether a director is independent. Prior to the completion of the Business Combination, the Pubco Board undertook a review of the independence of the individuals named above and have determined that each of [•] qualifies as “independent” as defined under the applicable Nasdaq rules, and the Pubco Board will consist of a majority of “independent directors,” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, Pubco will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.
Karl Brenza Consulting Agreement
Pursuant to the Business Combination Agreement, Karl Brenza will enter into a Consulting Agreement with Pubco, to be effective on the consummation of the Business Combination. The Consulting Agreement provides for an annual consulting fee of $250,000, a target bonus of 50-100% of base salary, and an award of restricted shares or restricted stock units of Pubco Common Stock equal to three percent (3%) of the aggregate of number of shares of Pubco Common Stock issued and outstanding immediately after the Closing after giving effect to the Closing Redemption.

EXECUTIVE COMPENSATION
Mars Executive Compensation
No compensation of any kind, including finders, consulting or other similar fees, has been paid or will be paid to any of Mars Shareholders, including Mars’ directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors and audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.
After the completion of the Business Combination, directors or members of our management team who remain with us may be paid consulting, management or other fees from Pubco. In addition, our Chief Executive Officer, Karl Brenza, will enter into a consulting agreement with Pubco providing, among other things, for an annual consulting fee of $250,000. All these fees will be fully disclosed to Mars shareholders, to the extent then known, in the tender offer materials or proxy solicitation materials furnished to Mars Shareholders in connection with a proposed business combination. Except for the arrangements with Mr. Brenza, it is unlikely the amount of such compensation will be known at the time, because the directors of the post-combination business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined by a compensation committee constituted solely of independent directors.
Mars does not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of the Business Combination, although Mr. Brenza will become Chairman of the Board of Pubco, and it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after the Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with Mars may influence our management’s motivation in identifying or selecting a target business but Mars does not believe that the ability of our management to remain with us after the consummation of the Business Combination will be a determining factor in our decision to proceed with any potential business combination. Mars is not party to any agreements with its executive officers and directors that provide for benefits upon termination of employment.
ScanTech Executive Compensation Summary
ScanTech is an emerging growth company as such term is defined under the Securities Exchange Act. This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer and other executive officers (other than our principal executive officer). We have also included the material elements of compensation awarded to, earned by or paid to other officers of the company that may be named executive officers of the Business Combination. Together, these officers are referred to as our “named executive officers” or “NEOs.”
Other than as set forth in the table and described more fully below, during the fiscal year ended December 31, 2023, ScanTech did not pay any fees to, make any equity awards or non-equity awards to, or pay any other compensation to the named executive officers. The compensation reported in this summary compensation table below is not necessarily indicative of how we will compensate our named executive officers in the future. In connection with the Business Combination, each of our NEOs will enter into a new employment agreement with the Combined Company, which agreements will provide for increased base salaries and target annual bonus opportunities. We expect that we will continue to review, evaluate and modify our compensation framework as a result of becoming a publicly-traded company, and our compensation program following the consummation of the Business Combination could vary significantly from our historical practices.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Equity Award ($)	All Other Compensation ($)(2)	Total ($)
Dolan Falconer Chief Executive Officer	2023	370,491(4)	—	101,787	3,193	475,471
	2022	375,364(3)	—	184	2,859	378,407
	2021	295,000	10,256	—	3,658	308,914
	2020	311,999	—	—	4,344	316,343
Marion “Rocky” Starns Chief Technology Officer	2023	295,000	—	—	15,145	310,145
	2022	295,000	—	—	2,859	297,859
	2021	295,000	13,292	—	3,658	311,950
	2020	344,584	—	—	4,344	348,928
Dr. Christopher Green Vice President, Engineering	2023	267,000	—	—	—	267,000
	2022	267,000	—	—	—	267,000
	2021	267,000	12,125	—	—	279,125
	2020	267,000	—	—	—	267,000

(1)
Represents amounts granted in consideration of agreements to extend salary deferrals implemented as a cost-saving measure during the COVID-19 pandemic.

(2)
Represents premiums paid for life insurance policies.

(3)
Includes $80,364 of fees accrued for deferred compensation and back pay in 2022.

(4)
Includes $75,491 of fees accrued for deferred compensation and back pay in 2023.

Existing NEO Employment Agreements
On June 1, 2018, ScanTech entered into a consulting agreement with Mr. Falconer (the “Falconer Agreement”), pursuant to which Mr. Falconer serves as our Chief Executive Officer. Pursuant to the agreement, Mr. Falconer is entitled to an annual base salary of $324,140. In August 2020, Mr. Falconer voluntarily reduced his base salary to $295,000. If Mr. Falconer’s engagement is terminated by ScanTech without Cause or by Mr. Falconer for Good Reason (each as defined in the Falconer Agreement), he is entitled to one year’s consulting fee.
On June 1, 2011, ScanTech entered into an employment agreement with Mr. Maron ‘Rocky’ Starns (the “Starns Agreement”), pursuant to which Mr. Starns serves as our Chief Technology Officer. Pursuant to the agreement, Mr. Starns is entitled to an annual base salary of $380,000 per annum. In August 2020,Mr. Starns voluntarily reduced his base salary to $295,000. If Mr. Starns’ employment is terminated by ScanTech without Cause (as defined in the Starns Agreement), he is entitled to six months’ base salary.
On June 1, 2014, ScanTech entered into an employment agreement with Dr. Christopher Green (the “Green Agreement”) to serve as our Director of Engineering. Dr. Green was subsequently promoted to Vice President of Engineering. Pursuant to the agreement, Dr. Green is entitled to an annual base salary of $178,700, which has been subsequently increased to $267,000. If Dr. Green’s employment is terminated by ScanTech without Cause or by Dr. Green for Good Reason (each as defined in the Green Agreement), he is entitled to one year’s base salary.
Pursuant to their respective agreements, each of the foregoing officers is eligible to participate in a number of company-sponsored benefit plans, programs and arrangements.

Outstanding Equity Awards at Fiscal Year End
The following table provides information about the number of outstanding equity awards held by each of our named executive officers as of December 31, 2023:
Name	Equity Incentive Plan Awards: Number of Unearned Units That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Units That Have Not Vested
Dolan Falconer Chief Executive Officer	—	—

Marion “Rocky” Starns Chief Technology Officer	—	—

Dr. Christopher Green Vice President, Engineering	—	—

Long Term Equity Compensation Plans
The Plan provides for grants of Series C Units to eligible participants, which units are equivalent to profits interests. The ScanTech Board administers the 2012 Plan and determines the exercise, vesting and expiration period of grants under plan. The aggregate number of Series C Units that may be reserved for awards under the 2012 Plan (the “Reserve”) is equal to 15% of the total number of Series B Units and Series C Units outstanding at any given time. As of September 30, 2023, 100% of Series C Units in the Reserve had been granted.
Health and Welfare Plans
Our NEOs are eligible to participate in the employee benefit plans that we offer to our employees generally, including medical, life and accidental death and dismemberment, and short- and long-term disability benefits.
2023 Non-Employee Director Compensation
The following table sets forth information regarding the compensation earned for service on our Board of Directors by our non-employee directors during the year ended December 31, 2023. The compensation for Mr. Falconer as an executive officer is set forth above under “— Summary Compensation Table.”
Name	Fees Earned or Paid in Cash ($)	Equity Awards ($)	All Other Compensation ($)	Total ($)
John Redmond	—	—	—	—
Benjamin DeCosta	—	393	—	393
Mike McGarrity	—	393	—	393
William Aldridge	—	393	—	393
Ralph Basham	—	393	—	393
Henry Sutherlin	—	393	—	393
Robert Perez	—	8,077	—	8,077
Executive Compensation After the Business Combination
ScanTech intends to enter into new employment agreements with its NEOs after Closing, but has not yet finalized the terms of such agreements.
Following the consummation of the Business Combination, Pubco intends to develop an executive compensation program that is designed to align compensation with Pubco’s business objectives and the creation of stockholder value, while enabling Pubco to attract, retain, incentivize and reward individuals who contribute to the long-term success of Pubco. Decisions on the executive compensation program will be made by the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Mars Related Party Transactions
On May 31, 2021, the Company issued 1,250,000 ordinary shares for par value at $0.0001 to our Sponsor. On October 20,2021, the Company issued additional 173,125 ordinary shares to Mars Capital Holding Corporation for a total purchase price of $16,375, or approximately $0.095 per share, such that Mars Capital Holding Corporation owned an aggregate of 1,423,125 Founder Shares, for approximately $0.012 per share. At the time, our Sponsor was controlled by Mr. Shanchun Huang, our principal shareholder. Mr. Huang and Ms. Iris Zhao, our COO serve as directors of the Sponsor. On the same day, our officers and directors also paid an aggregate purchase price of $8,500 for a total of 733,125 Founder Shares, for approximately $0.012 per share. As of September 30, 2022, there were an aggregate of 2,156,250 ordinary shares outstanding, for an aggregate purchase price of $25,000, or approximately $0.012 per share. On December 1, 2022, we effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 shares were consolidated into 1 share. The effects of this share consolidation were made retroactive to September 30, 2021. The share consolidation reduced the number of authorized shares from 1,000,000,000, par value $0.0001 to 800,000,000, par value $0.000125. It also reduced the number of outstanding shares from 2,156,250 shares to 1,725,000 shares, or approximately $0.014 per share.
On February 16, 2023, Mars consummated the IPO of 6,900,000 Units, including 900,000 additional Units issued pursuant to the full exercise by the underwriter of its over-allotment option. Each Unit consists of one Ordinary Share, par value $0.000125 per share, and one right to receive two-tenths (2/10) of one Ordinary Share upon the consummation of Mars’ the Business Combination. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $69,000,000. Simultaneously with the consummation of the IPO and the sale of the Units, Mars consummated the Private Placement of 391,000 Placement Units, each Placement Unit consisting of one Ordinary Share and one Right, to the Sponsor, at a price of $10.00 per Placement Unit, generating total proceeds of $3,910,000.
The Sponsor had agreed to loan the Company up to $300,000 to be used for the payment of costs related to the IPO. The Note was non-interest bearing, unsecured, and was due on the closing of the Initial Public Offering. As of September 30, 2022, the outstanding balance of note payable to the affiliate was $228,246, and no interest was accrued. As of February 16, 2023, the Sponsor agreed to apply the Note in its entirety to the Private Placement with the Company, and the Note was extinguished.
Mars is currently operating under an informal agreement with the Sponsor, whereby the Sponsor performs certain administrative services for Mars for a monthly fee of $15,000. For the nine months ended June 30, 2023, the Company was charged approximately $60,000 for these services. Upon completion of the Business Combination or our liquidation, we will cease paying these monthly fees. Our Sponsor, directors and officers, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. of such had been Our audit committee will review on a quarterly basis all payments that were made by us to our Sponsor, members of our management team or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
In addition, in order to finance transaction costs in connection with the Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars directors and officers may, but are not obligated to, loan us funds as may be required. If we complete the Business Combination, we may repay such loaned amounts out of the proceeds of the Trust Account released to us. Otherwise, such loans may be repaid only out of funds held outside the Trust Account. In the event that the Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible into units, at a price of $10.00 per unit at the option of the lender. The units would be identical to the private placement units. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of the Business Combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our

Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our Trust Account.
Pursuant to a registration rights agreement we entered into with our Insiders on the closing of the IPO, we may be required to register certain securities for sale under the Securities Act. These holders are entitled under the registration rights agreement to make up to three demands that we register certain of our securities held by them for sale under the Securities Act and to have the securities covered thereby registered for resale pursuant to Rule 415 under the Securities Act. In addition, these holders have the right to include their securities in other registration statements filed by us. However, the registration rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until the securities covered thereby are released from their lock-up restrictions, as described herein. We will bear the costs and expenses of filing any such registration statements.
ScanTech Related Party Transactions
ScanTech has issued several promissory notes to Azure LLC and NACS LLC, entities controlled by John Redmond, chairman of ScanTech’s board of directors. As of December 31, 2022, approximately $46.9 million of principal and interest was accrued under these notes. A summary of these notes is presented in the table below:
Date	Lender	Principal Amount	Interest Rate	Maturity Date
January 1, 2021	Azure LLC	Up to $10,000,000	12.0% per annum	March 31, 2024
January 1, 2021	Azure LLC	$689,307	12.0% per annum	March 31, 2024
October 25, 2021	Azure LLC	$900,000	14.5% per annum	March 31, 2024
October 25, 2021	Azure LLC	$400,000	14.5% per annum	March 31, 2024
October 1, 2022	Azure LLC	$975,000	14.5% per annum	March 31, 2024
September 12, 2012	NACS LLC	Up to $1,500,000 (as amended)	12.0% per annum (as amended)	December 31, 2018
October 11, 2013	NACS LLC	Up to $15,000,000 (as amended)	12.0% per annum (as amended)	December 31, 2018
The note issued to NACS LLC on October 11, 2013 was amended on June 1, 2016 to provide that outstanding principal and accrued interest under the note may be converted into Series A Units and Series B Units at a price per unit of $1.00 and $0.47, respectively.
On October 25, 2021, in connection with the $900,000 note issued on the same date, ScanTech and NACS, LLC executed a warrant agreement granting NACS, LLC the right to acquire a number of Series B Units equal to 3.0% of the total issued and outstanding Series B Units at a purchase price of $0.01 per unit. On October 25, 2021, in connection with the $400,000 note issued on the same date, ScanTech and NACS, LLC executed a warrant agreement granting NACS, LLC the right to acquire a number of Series B Units equal to 1.333% of the total issued and outstanding Series B Units at a purchase price of $0.01 per unit.
On November 27, 2017, ScanTech issued a $250,000 secured promissory note to DeCosta Consulting, LLC DBP, an entity controlled by Benjamin DeCosta, a member of ScanTech’s board of directors. The note accrues interest at a rate of 15.0% per annum. As of December 31, 2022, approximately $530,000 of principal and accrued interest was outstanding under this note.
On November 1, 2017, ScanTech issued a $100,000 secured promissory note to Henry Sutherlin, a member of ScanTech and its Secretary. The note accrues interest at a rate of 12.0% per annum. As of December 31, 2022, approximately $60,000 of principal and accrued interest was outstanding under this note.
As further discussed in “Information about ScanTech — Intellectual Property,” ScanTech licenses six patents from ScanTech/IBS IP Holdings Company (“IP HoldCo”), an affiliate of ScanTech. Pursuant to a license agreement between ScanTech and IP HoldCo, dated June 1, 2011, ScanTech has a perpetual, royalty free license to these six patents.

Related Person Transactions Policy Following the Business Combination
Following the consummation of the Business Combination, the Pubco Board is expected to adopt a written related person transaction policy that will set forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “related person transaction” is a transaction, arrangement or relationship in which ScanTech or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “related person” means:
•
any person who is, or at any time during the applicable period was, one of the Company’s executive officers or one of the Company’s directors;

•
any person who is, or at any time during the applicable period was, one of Pubco’s executive officers or one of Pubco’s directors;

•
any person who is known by Pubco to be the beneficial owner of more than 5% of Pubco’s voting shares;

•
any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother- in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of Pubco’s voting shares, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of Pubco’s voting shares; and

•
any firm, corporation or other entity in which any of the foregoing persons is a partner or principal, or in a similar position, or in which such person has a 10% or greater beneficial ownership interest.

Pubco also expects to adopt policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to Pubco’s audit committee charter, the audit committee will have the responsibility to review related party transactions.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table and accompanying footnotes set forth information with respect to the beneficial ownership of (i) Mars, as of January 30, 2024, prior to the Business Combination, and (ii) Pubco, immediately following the completion of the Business Combination, assuming that no Public Shares are redeemed (“no redemption”) and, alternatively, that 2,081,432 Public Shares are redeemed in connection with the Business Combination (“maximum redemption”):
•
each person known by Mars to be the beneficial owner of more than 5% of outstanding Ordinary Shares or Pubco Common Stock on such dates;

•
each current executive officer of Mars and each member of Mars’ board of directors, and all executive officers and directors of Mars as a group;

•
each person who will become an executive officer or director of Pubco upon consummation of the Transactions and all of such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.
Beneficial ownership of Ordinary Shares pre-Business Combination is based on 4,473,432 Ordinary Shares issued and outstanding as of January 30, 2024.
The expected beneficial ownership of shares of Pubco Common Stock immediately following completion of the Business Combination assumes two scenarios:
Assuming No Redemptions:   This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares upon consummation of the Business Combination.
Assuming Maximum Redemptions:   This presentation assumes that 2,081,432 Ordinary Shares are redeemed for their pro rata share (assumed redemption price of $10.71 per share based on the funds of approximately $22,296,189.61 held in the Trust Account after the Initial Extension Redemption that occurred on January 30, 2024). This represents the maximum number of Public Shares that could be redeemed in connection with the Closing. As all of the holders of Mars’ Founder Shares waived their redemption rights, only redemptions by Public Shareholders are reflected in this presentation. This scenario includes all adjustments contained in the “no redemption” scenario and presents additional adjustments to reflect the effect of the maximum redemptions.
Both scenarios assume that there will be an aggregate of 4,473,432 Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Pubco Common Stock upon completion of the Business Combination.
Both scenarios assume that, at the Closing, an estimated 9,118,541 shares of Pubco Common Stock will be issued to Company Holders, based on the number of interests of ScanTech outstanding on a fully-diluted and as-converted basis as of September 30, 2024 and assume that, on or prior to the Closing, the conversion or exchange, prior to the Effective Time, of any ScanTech Convertible Securities for common membership interests of ScanTech, in accordance with their terms, at the applicable conversion ratio(s) have taken place.
Both scenarios assume that, at the Effective Time, each issued and outstanding Right shall be automatically converted into two-tenths (2/10) of one (1) Mars Ordinary Share, which is equivalent to the number of shares of Pubco Common Stock that would have been received by the holder thereof if such Right had been converted upon the consummation of a Business Combination in accordance with the Mars’ organizational documents, the IPO Prospectus and the rights agreement into Ordinary Shares, but for such purposes treating it as if such Business Combination had occurred at the Effective Time and the Ordinary Shares issued upon conversion of the Rights had then automatically been converted into shares of Pubco

Common Stock. At the Effective Time, the Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of any certificates previously evidencing Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Rights, except as provided in the Business Combination Agreement or by law. Any certificate formerly representing Rights shall thereafter represent only the right to receive shares of Pubco Common Stock. Any certificate formerly representing Rights shall thereafter represent only the right to receive shares of Pubco Common Stock.
Both scenarios assume that RiverNorth acquires up to 1,500,000 shares of the redeemed Public Shares pursuant to the FPA.
Based on the foregoing assumptions, Mars estimate that there would be 15,050,173 shares of Pubco Common Stock issued and outstanding immediately following the consummation of the business combination in the “no redemption” scenario, and 14,468,741 shares of Pubco Common Stock issued and outstanding immediately following the consummation of the business combination in the “maximum redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in Pubco and the columns under “Assuming No Redemption” and “Assuming Maximum Redemption” in the table that follows will be different.
Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the security holders listed below has sole voting and investment power with respect to Ordinary Shares or shares of Pubco Common Stock owned by such shareholders.
	Pre-Business Combination		Post-Business Combination Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Mars Ordinary Shares	% of Mars Ordinary Shares	Number of Pubco Common Stock	%	Number of Pubco Common Stock	%
Directors and Executive Officers Pre-Business Combination
Karl Brenza	345,000	7.71%	345,000	2.29%	345,000	2.33%
Xiaochen (Iris) Zhao	103,500	2.31%	103,500	0.69%	103,500	0.70%
Yenyou (Jeff) Zheng	51,750	1.16%	51,750	0.34%	51,750	0.35%
Yang (Sean) Liu	51,750	1.16%	51,750	0.34%	51,750	0.35%
James Jenkins	17,250	0.39%	17,250	0.11%	17,250	0.12%
Xin (Adam) He	17,250	0.39%	17,250	0.11%	17,250	0.12%
5% Holders Pre-Business Combination
Shanchun Huang(1)	518,008	11.58%	518,008	3.44%	518,008	3.58%
Jing Wang(1)	337,164	7.54%	337,164	2.24%	337,164	2.33%
Zeyao Xue(1)	337,164	7.54%	337,164	2.24%	337,164	2.33%
Ming Yi(1)	245,283	5.48%	245,283	1.63%	245,283	1.70%

	Pre-Business Combination		Post-Business Combination Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Mars Ordinary Shares	% of Mars Ordinary Shares	Number of Pubco Common Stock	%	Number of Pubco Common Stock	%
Directors and Executive Officers Post-Business Combination
Karl Brenza			345,000	2.29%	345,000	2.38%
Dolan Falconer			95,015	0.63%	95,015	0.66%
Marion “Rocky” Starns			49,369	0.33%	49,369	0.34%
Dr. Christopher Green			26,946	0.18%	26,946	0.19%
James Jenkins			17,250	0.11%	17,250	0.12%

(1)
On January 31, 2024, Mars Capital Holding Corporation distributed the 1,138,500 Ordinary Shares and 391,000 Units it owned to all shareholders of Mars Capital Holding Corporation on a pro-rata basis based on their respective shareholding in Mars Capital Holding Corporation.

DESCRIPTION OF SECURITIES
Description of Pubco Securities Upon Consummation of the Business Combination
The following summary of the material terms of Pubco’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter in its entirety for a complete description of the rights and preferences of Pubco’s securities following the Business Combination. The Proposed Charter is described in “Proposal 3: The Charter Proposal,” and the full text of the Proposed Charter is attached as Annex C to this proxy statement/prospectus.
Following the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of Pubco will consist of 500,000,000 shares of common stock, $0.0001 par value, and 10,000,000 shares of undesignated preferred stock, $0.0001 par value. The following description summarizes the material terms of the capital stock of Pubco after the Business Combination. Because it is only a summary, it may not contain all the information that is important to you.
Common Stock
Upon the Closing, the outstanding membership interests of ScanTech will be converted into shares of Pubco Common Stock in accordance with the terms of the Business Combination Agreement.
It is anticipated that, immediately after the Closing, Pubco will have a total of 13,591,973 shares of Pubco Common Stock issued and outstanding. The foregoing assumes that there are no redemptions of any shares by Mars’ Public Shareholders in connection with the Business Combination. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by ScanTech and Mars’ existing shareholders in Pubco will be different.
Holders of record of shares of Pubco Common Stock are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Proposed Charter or Bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of shares of Pubco Common Stock that are voted is required to approve any such matter voted on by our stockholders. Our board of directors will serve annual terms with all directors being elected in each year at the general annual meeting of the stockholders of Pubco. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Preferred Stock
The Proposed Charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the shares of common stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future. No shares of preferred stock are being issued or registered in the Business Combination.
Our Transfer Agent
The transfer agent for Pubco Common Stock will be Continental Stock Transfer & Trust Company, One State Street, 30th Floor, New York, New York 10004.
Listing of Securities
It is currently expected that after the Closing, shares of Pubco Common Stock will be listed on Nasdaq under the symbol “STAI” .

COMPARISON OF THE RIGHTS OF HOLDERS OF ORDINARY SHARES AND COMMON STOCK
General
Mars is incorporated under the laws of the Cayman Islands, and the rights of Mars shareholders are governed by the laws of the Cayman Islands, including the Cayman Island Companies Act, and the proposed memorandum and articles in the form attached to this proxy.
Pubco is incorporated under the laws of the State of Delaware and the rights of Post-Closing Pubco stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Pubco Charter and the bylaws of Pubco (the “Pubco Bylaws”).
As a result of the Business Combination, Mars shareholders who receive Common Stock Post-Closing Pubco will become Post-Closing Pubco stockholders. Thus, following the Business Combination, the rights of Mars shareholders who become Post-Closing Pubco stockholders will be governed by DGCL and will no longer be governed by the proposed memorandum and articles.
Comparison of Shareholder Rights under Applicable Corporate Law Before and After Business Combination
When the Business Combination is completed, the holders of Ordinary Shares who choose not to redeem will become stockholders of Post-Closing Pubco and their rights will be governed by the Delaware, rather than by laws of the Cayman Islands. Certain differences exist between the Cayman Islands Companies Act and the DGCL that will alter certain of the rights of shareholders. Shareholders should consider the following summary comparison of the laws of the Cayman Islands, on the one hand, and Delaware law under the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.
Provision	Delaware	Cayman Islands
Applicable legislation	General Corporation Law of the State of Delaware	The Companies Act (As Revised) of the Cayman Islands
General Vote Required for Combinations with Interested Stockholders/Shareholders	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the statutory provision.	No similar provision
Appraisal Rights	Generally, a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger. Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed	Under the Cayman Islands Companies Act, minority shareholders that dissent to a merger are entitled to be paid the fair market value of their shares, which, if necessary, may ultimately be determined by the courts of the Cayman Islands.

Provision	Delaware	Cayman Islands
on a national securities exchange or held of record by more than a specified number of holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.
Requirements for Stockholder/ Shareholder Approval	Subject to the certificate of incorporation, stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, dissolution and amendments of constitutional documents require a majority of outstanding shares; most other stockholder approvals require a majority of those present and voting, provided a quorum is present.	Subject to the articles of association, matters which require shareholder approval, whether under Cayman Islands statute or the company’s articles of association, are determined (subject to quorum requirements, the Cayman Islands Companies Act, applicable law and the relevant articles of association) by ordinary resolution, being the approval of the holders of a majority of the shares, who, being present in person or proxy and entitled to vote, vote at the meeting of shareholders or by special resolution” (such as the amendment of the company’s constitutional documents), being the approval of the holders of a majority of not less than two-thirds of the shares, who, being present in person or by proxy and entitled to vote, vote at the meeting of shareholders (or the unanimous written consent of the shareholders).
Requirement for Quorum	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the constitutional documents, but cannot be less than one-third of shares entitled to vote at the meeting.	Quorum is set in the company’s memorandum and articles of association.
Stockholder/Shareholder Consent to Action Without Meeting	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.	Shareholder action by unanimous special written resolutions may be permitted by the articles of association. The articles of association may provide that

Provision	Delaware	Cayman Islands
shareholders may not act by written resolutions.
Removal of Directors	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances.
A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in addition to shareholders, boards may be granted the power to remove a director.

Number of Directors	The number of directors is fixed by the by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The by-laws may provide that the board may increase the size of the board and fill any vacancies.	Subject to the memorandum and articles of association, the board may increase the size of the board and fill any vacancies.
Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.
Fiduciary Duties of Directors	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.	A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole.
	In addition to fiduciary duties, directors owe a duty of care, diligence and skill.	Such duties are owed to the company but may be owed directly to creditors or shareholders in certain limited circumstances.
Indemnification of Directors and Officers	A corporation is generally permitted to indemnify any person who was or is a party to any proceeding because such person is or was a director, officer, employee or agent of the	A Cayman Islands exempted company generally may indemnify its directors or officers, except, customarily, with regard to fraud or willful default.

Provision	Delaware	Cayman Islands
corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.
Limited Liability of Directors	Permits the limiting or eliminating of the monetary liability of a director or officer to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.	Liability of directors may be limited, except, customarily, with regard to their own fraud or willful default.
APPRAISAL OR DISSENTERS’ RIGHTS
Public Shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Cayman Islands Companies Act or under the DGCL.
HOUSEHOLDING INFORMATION
Unless Mars has received contrary instructions, Mars may send a single copy of this proxy statement/ prospectus to any household at which two or more shareholders reside if Mars believes the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce Mars’ expenses. However, if shareholders prefer to receive multiple sets of Mars’ disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another stockholder and together both of the shareholders would like to receive only a single set of Mars’ disclosure documents, the shareholders should follow these instructions:
•
If the Ordinary Shares are registered in the name of the shareholder, the shareholder should contact Mars’ offices at

•
If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company is the Transfer Agent for Mars’ Securities.
SUBMISSION OF PROPOSALS
The Mars Board is aware of no other matter that may be brought before the Extraordinary General Meeting.
FUTURE PROPOSALS
For any proposal to be considered for inclusion in Pubco’s proxy statement and form of proxy for submission to the stockholders at Pubco’s 2024 annual meeting of stockholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2024 annual meeting would be Pubco’s first annual meeting of stockholders, such proposals must be received by Pubco at its offices a reasonable time before Pubco begins to print and mail the 2023 annual meeting proxy materials in order to be considered for inclusion in Pubco’s proxy materials for the 2023 annual meeting.
In addition, if the Business Combination is consummated, the Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be delivered to the Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. Nominations and proposals also must satisfy other requirements set forth in the Bylaws. The Company’s Board may refuse to acknowledge the introduction of any stockholder proposal not made in compliance with the foregoing procedures.
LEGAL MATTERS
VCL Law LLP, Vienna, Virginia, has passed upon the validity of the securities of Pubco offered in this proxy statement/prospectus/consent solicitation.
EXPERTS
The financial statements of ScanTech Identification Beam Systems, LLC as of and for the years ended December 31, 2022 and December 31, 2021 included in this proxy statement/prospectus/consent solicitation have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Mars Acquisition Corp. as of September 30, 2022 and 2021 and for the year ended September 30, 2022 and for the period from April 23, 2021 (inception) through September 30, 2021 included in this proxy statement/prospectus/consent solicitation have been audited by Freed Maxick CPAs, P.C., an independent registered public accounting firm, as set forth in their report thereon, (which contains an explanatory paragraph relating to substantial doubt about the ability of Mars Acquisition Corp. to continue as a going concern as described in Note 2 of the financial statements) appearing elsewhere in this proxy statement/prospectus/consent solicitation, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION
Pubco files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on Mars at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.
As of the date of this proxy statement/prospectus/consent solicitation, Pubco has filed a registration statement on Form S-4 to register with the SEC securities that Pubco will issue in connection with the transactions contemplated by the Business Combination Agreement. This proxy statement/prospectus/consent solicitation is a part of that registration statement and constitutes a prospectus of Pubco, and as a proxy statement of Mars for the Extraordinary General Meeting. Information and statements contained in this proxy statement/prospectus/consent solicitation or any annex to this proxy statement/prospectus/consent solicitation are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this proxy statement/prospectus/consent solicitation.
All information contained in this document relating to Mars has been supplied by Mars, and all such information relating to ScanTech has been supplied by ScanTech. Information provided by one another does not constitute any representation, estimate or projection of the other.
If you would like additional copies of this document or if you have questions about the Business Combination, you should contact Mars via phone or in writing (at least five (5) business days prior to the Extraordinary General Meeting):
Karl Brenza
Chief Executive Officer
Mars Acquisition Corp

EXPLANATORY NOTE TO THE FINANCIAL STATEMENTS
The Registrant was incorporated on July 20, 2023. Prior to the consummation of the Business Combination, the Registrant will not have commenced operations and has nominal assets and liabilities and no material contingent liabilities or commitments. Accordingly, the financial statements of the Registrant have been omitted from this prospectus/proxy statement/consent solicitation.
INDEX TO FINANCIAL STATEMENTS
Mars Acquisitions Corp.
ScanTech Identification Beam Systems, LLC
Financial Statements for The Nine Months Ended September 30, 2023

Report of Independent Registered Public Accounting Firm
To the Stockholder and the Board of Directors of Mars Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Mars Acquisition Corp. (the Company) as of September 30, 2022 and 2021, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the year ended September 30, 2022 and the period from April 23, 2021 (inception) to September 30, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for the year ended September 30, 2022 and the period from April 23, 2021 (inception) to September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s business plan is dependent upon its completion of the proposed initial public offering described in Note 3 to the financial statements. The Company has a working capital deficit as of September 30, 2022 and 2021 and the related party note payable matures on March 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance date of the financial statements. Management’s plans with regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ Freed Maxick CPAs, P.C.
We have served as the Company’s auditor since 2021.
Buffalo, New York
December 9, 2022

MARS ACQUISITION CORP.
BALANCE SHEETS
	September 30, 2022	September 30, 2021
ASSETS
Cash	$—	$—
Deferred offering costs associated with initial public offering	205,260	44,895
Total Assets	$205,260	$44,895
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accrued expenses	$2,224	$9,895
Note payable – related party	228,246	82,367
Total Liabilities	230,470	92,262
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 1,725,000 shares issued and outstanding (1,000,000 – September 30, 2021)(1)(2)	216	125
Additional paid-in capital	24,784	—
Accumulated deficit	(50,210)	(47,492)
Total Shareholders’ Equity (Deficit)	(25,210)	(47,367)
Total Liabilities and Shareholders’ Equity (Deficit)	$205,260	$44,895

(1)
Includes an aggregate of up to 225,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as of September 30, 2022. See Note 7.

(2)
On December 1, 2022, the Company effected a 1.25 for 1 share consolidation of its Ordinary shares, so that the sponsor and founders own an aggregate of 1,725,000 Founder Shares. Share and per share data have been retroactively restated to reflect this transaction. See Note 1.

The accompanying notes are an integral part of the financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	For the year ended September 30, 2022	For the period from April 23, 2021 (inception) through September 30, 2021
Expenses
Formation and operating costs	$2,718	$47,492
Net loss	$(2,718)	$(47,492)
Weighted average shares outstanding, basic and diluted(1)(2)	1,472,603	762,500
Basic and diluted net loss per share	$—	$(0.06)

(1)
Excludes an aggregate of up to 225,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as of September 30, 2022. See Note 7.

(2)
On December 1, 2022, the Company effected a 1.25 for 1 share consolidation of its Ordinary shares, so that the sponsor and founders own an aggregate of 1,725,000 Founder Shares. Share and per share data have been retroactively restated to reflect this transaction. See Note 1.

The accompanying notes are an integral part of the financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
	ORDINARY SHARES		ADDITIONAL PAID- IN CAPITAL	ACCUMULATED DEFICIT	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance – April 23, 2021 (inception)	—	$—	$—	$—	$—
Issuance of Founder shares(2)	1,000,000	125	—	—	125
Net loss	—	—	—	(47,492)	(47,492)
Balance – September 30, 2021	1,000,000	$125	$—	$(47,492)	$(47,367)
Issuance of ordinary shares(1)(2)	725,000	91	24,784	—	24,875
Net loss	—	—	—	(2,718)	(2,718)
Balance – September 30, 2022(1)(2)	1,725,000	$216	$24,784	$(50,210)	$(25,210)

(1)
Includes an aggregate of up to 225,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as of September 30, 2022. See Note 7.

(2)
On December 1, 2022, the Company effected a 1.25 for 1 share consolidation of its Ordinary shares, so that the sponsor and founders own an aggregate of 1,725,000 Founder Shares. Share and per share data have been retroactively restated to reflect this transaction. See Note 1.

The accompanying notes are an integral part of the financial statements.

MARS ACQUISITION CORP.
STATEMENT OF CASH FLOWS
	For the year ended September 30, 2022	For the period from April 23, 2021 (inception) through September 30, 2021
Cash flows from operating activities
Net loss	$(2,718)	$(47,492)
Adjustments to reconcile net loss to net cash provided by operating activities:
Formation and operating costs paid by related party	2,718	47,492
Net cash provided by operating activities	—	—
Cash flows from financing activities
Proceeds from issuance of Founder Shares	24,875	125
Proceeds from note payable with related party	143,161	34,875
Payment of deferred offering costs by related party	(168,036)	(35,000)
Net cash used in financing activities	—	—
Net increase in cash	—	—
Cash – beginning of the period	—	—
Cash – end of the period	$—	$—
Supplemental disclosure of noncash activities
Deferred offering costs included in accrued expenses	2,224	9,895
The accompanying notes are an integral part of the financial statements.

MARS ACQUISITION CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1.   DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Mars Acquisition Corp. (the “Company”) is a Cayman Islands exempted company incorporated as a blank check company on April 23, 2021. The Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses that the Company has not yet identified (“Business Combination”). Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on opportunities in automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market.
At September 30, 2022, the Company had not yet commenced operations. All activity for the period from April 23, 2021 (inception) through September 30, 2022 relates to the Company’s formation and the Proposed Offering, which is described below. The Company has selected September 30th as its fiscal year end date.
On December 1, 2022, the Company effectuated a share consolidation at a ratio of 1 for 1.25. Every 1.25 ordinary share of the Company was consolidated into 1 share. All share and per share amounts presented herein have been retroactively adjusted to reflect the impact of the share consolidation.
The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed initial public offering of 6,000,000 units at $10.00 per unit (or 6,900,000 units if the underwriters’ over-allotment option is exercised in full) (“Units” and, with respect to the ordinary shares included in the Units being offered, the “Public Shares”) which is discussed in Note 3 (the “Proposed Offering”) and the sale of 355,000 units (or 391,000, units if the underwriters’ over-allotment option is exercised in full) (“Private Placement Units”) at a price of  $10.00 per unit in a private placement to the Company’s sponsor, Mars Capital Holding Corporation, a British Virgin Islands company (“Sponsor”) that will close simultaneously with the Proposed Offering. The sponsor is a related party as it is controlled by Mr. Shanchun Huang, the Company’s principal shareholder. Mr. Huang and Ms. Iris Zhao, COO serve as directors of the sponsor. The Company’s management has broad discretion with respect to the specific application of the net proceeds of its Proposed Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The Company’s initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes and excluding the amount of any deferred underwriting discount held in trust) at the time the Company signs a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Upon the closing of the Proposed Offering, management has agreed that an amount equal to at least $10.20 per Unit sold in the Proposed Offering, including the proceeds of the Private Placement Units, will be held in a trust account (“Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 180 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the Trust Account as described below.
The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). The per-share amount to be distributed to public shareholders who redeem their Public Shares will not be reduced by the deferred underwriting commissions the Company will pay to the underwriters (as discussed in Note 6). These Public Shares will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Offering, in accordance with Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and a majority of the shares voted are voted in favor of the Business Combination. If a shareholder vote is not required by the law and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its Second Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the Securities and Exchange Commission (“SEC”), and file tender offer documents with the SEC prior to completing a Business Combination. If, however, a shareholder approval of the transactions is required by law, or the Company decides to obtain shareholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public shareholder may elect to redeem their Public Shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks shareholder approval in connection with a Business Combination, the Initial Shareholders (as defined below) have agreed to vote their Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Proposed Offering in favor of a Business Combination. In addition, the Initial Shareholders have agreed to waive their redemption rights with respect to their Founder Shares and Public Shares in connection with the completion of a Business Combination.
Notwithstanding the foregoing, the Company’s Amended and Restated Memorandum and Articles of Association provides that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the ordinary shares sold in the Proposed Offering, without the prior consent of the Company.
The Company’s Sponsor, officers and directors (the “Initial Shareholders”) have agreed not to propose an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to modify the substance or timing of the Company’s obligation to provide for the redemption of its Public Shares in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the public shareholders with the opportunity to redeem their ordinary shares in conjunction with any such amendment.
The Company will have until 12 months from the closing of this Proposed Offering to consummate an initial business combination (the “Combination Period”). However, if the Company anticipates that they may not be able to consummate the initial business combination within 12 months, they will, by resolution of the board if requested by the Sponsor, extend the period of time to consummate a business combination by an additional three months up to two times (for a total of 18 months to complete a business combination), subject to the Sponsor depositing additional funds into the trust account as set out below. Public shareholders, in this situation, will not be offered the opportunity to vote on or redeem their shares. Pursuant to the terms of our Memorandum and Articles of Association and the trust agreement to be entered into between the Company and Continental Stock Transfer & Trust Company on the date of the prospectus, in order to extend the time available for the Company to consummate the initial business combination, the Sponsor or its affiliates or designees must deposit into the trust account for each three month extension, $600,000, or up to $690,000 if the Underwriters’ over-allotment option is exercised in full ($0.10 per share in either case) on or prior to the date of the deadline. Such payment would be made in the form of a loan. Any such loan will be non-interest bearing and payable upon the consummation of the initial business combination. If the Company completes the initial business combination, they would repay such loaned amounts out of the proceeds of the trust account released to the Company. If the Company does not complete a business combination, they will not repay such loan. Furthermore, the letter agreement with the Company’s initial shareholders contains a provision pursuant to which the Sponsor has agreed to waive its right to be repaid for such loan out of the funds held in the trust account in the event that the Company does not complete a business combination. The Sponsor and its affiliates or designees are obligated to fund the trust account in order to extend the time for the Company to complete the initial business combination but the Sponsor will not be obligated to extend such time.
In connection with the redemption of 100% of the Company’s outstanding Public Shares for a portion of the funds held in the Trust Account, each holder will receive a full pro rata portion of the amount then in the Trust Account, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s taxes payable (less taxes payable and up to $50,000 of interest to pay dissolution expenses).
The Initial Shareholders have agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Initial Shareholders should acquire Public Shares in or after the Proposed Offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the funds held in the Trust Account that will be available to fund the redemption of the Company’s Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be only $10.20 per share initially held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $10.20 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Offering against certain liabilities, including liabilities under the Securities Act of 1933 as amended (the “Securities Act”). The Company will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included.
Cash and cash equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2022 and September 30, 2021, there were no cash equivalents.
Emerging growth company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Deferred offering costs
Deferred offering costs consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Proposed Offering and that will be charged to shareholder’s equity upon the completion of the Proposed Offering. Should the Proposed Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.
Income taxes
The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
The Company’s management determined that the Cayman Islands is the Company’s only major tax jurisdiction. There is currently no taxation imposed on income by the Government of the Cayman Islands.

In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company’s financial statements. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net loss per share
The Company complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net loss per share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period. The Company excludes 225,000 shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters as these are deemed to be contingently returnable shares which will be included upon resolution of the contingency under ASC 260-10-45. At September 30, 2022 and September 30, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the periods presented.
Fair value of financial instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Risks and uncertainties
As of September 30, 2022 and September 30, 2021, the Company had a working capital deficit of $230,470 and $92,262 (excluding deferred offering costs), respectively. The Company lacks the financial resources it needs to sustain operations for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern one year from the issuance date of the financial statements. Management plans to address this uncertainty through a proposed public offering as discussed in Note 3. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful within the Combination Period, and therefore substantial doubt about the Company’s ability to continue as a going concern has not been alleviated.
The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
NOTE 3.   PROPOSED OFFERING
Pursuant to the Proposed Offering, the Company will offer for sale up to 6,000,000 Units (or 6,900,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit will consist of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon consummation of our initial business combination (“Right”). Each Right entitles the holder thereof to receive two-tenths (2/10) of one ordinary share upon consummation of the initial business combination, so the holder must hold Rights in multiples of 5 in order to receive shares for all of their Rights upon closing of a business combination (see Note 7).
NOTE 4.   PRIVATE PLACEMENT
The Sponsor has committed to purchase an aggregate of 355,000 Private Units (or 391,000 Private Units if the underwriters’ over-allotment is exercised in full) at $10.00 per unit ($3,550,000 in the aggregate or $3,910,000 if the over-allotment option is exercised in full) in a private placement that will close simultaneously with the closing of the Proposed Offering. The proceeds from the Private Placement Units will be added to the proceeds from the Proposed Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the Private Placement Rights will expire worthless. Each private placement unit will be identical to the units sold in the Proposed Offering, except as described in Note 5 and 7 below.

NOTE 5.   RELATED PARTY TRANSACTIONS
Founder shares
During the period ended September 30, 2021, the Company issued 1,000,000 Founder Shares to the Sponsor at par value. On October 20, 2021, the Company issued an additional 138,500 Founder Shares to the Sponsor to bring the aggregate owned by the Sponsor up to 1,138,500 Founder Shares. On the same day, the Company issued 586,500 Founder Shares to officers and directors of the Company. As of September 30, 2022, there were 1,725,000 Founder Shares outstanding (up to 225,000 shares of which are subject to forfeiture, depending on the extent to which the underwriters’ over-allotment option is exercised, such that the Founder Shares would comprise 20% of the issued and outstanding shares of all classes of ordinary shares of the company after the IPO, excluding the private placement shares and representative shares). The Founder Shares are identical to the ordinary shares included in the units being sold in this offering, except that:
•
The Founder Shares are subject to certain transfer restrictions (as described below);

•
our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed: (i) to waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of our initial business combination; (ii) to waive their redemption rights with respect to their Founder Shares and public shares in connection with a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association: (A) to modify the substance or timing of our obligation to redeem 100% of our public shares if the Company does not complete its initial business combination by February 16, 2024 (or by August 16, 2024, if Mars extends the period of time to consummate a business combination); or (B) with respect to any other provision relating to shareholders’ rights or pre-initial business combination activity; and (iii) to waive their rights to liquidating distributions from the trust account with respect to their Founder Shares if the Company fails to complete its initial business combination within 12 months from the closing of this offering (or 18 months from the closing of this offering, if the Company extends the period of time to consummate a business combination), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Company fails to complete its initial business combination within the prescribed time frame;

•
pursuant to the letter agreement, our Sponsor, officers, and directors have agreed to vote any Founder Shares held by them and any public shares purchased during or after this offering (including in open market and privately negotiated transactions) in favor of our initial business combination. If the Company submits its initial business combination to its public shareholders for a vote, the Company will complete its initial business combination only if a majority of the outstanding shares voted are voted in favor of the initial business combination. As a result, in addition to our initial stockholders’ Founder Shares, the Company would need only approximately 2,200,000, or 36.7%, of the 6,000,000 public shares sold in this offering to be voted in favor of an initial business combination, or 165,000 or 2.8%, if the holders of the representative shares and the advisory compensation shares also choose to vote in favor of the business combination (assuming only a quorum is present at the meeting and only a majority of shares are required to approve the business combination) in order to have our initial business combination approved (assuming the over-allotment option is not exercised); and

•
the Founder Shares are entitled to registration rights.

The Founder Shares, and private placement units, and securities contained therein, are each subject to transfer restrictions pursuant to lock-up provisions in a letter agreement with the Company to be entered into by our sponsor, officers and directors. Those lock-up provisions provide that such securities are not transferable or salable (i) in the case of the Founder Shares, until the earlier of (A) six months after the completion of our initial business combination or (B) subsequent to our initial business combination, (x) if the last sale price of the ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, rights issuances, subdivisions, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing after our initial business combination, or (y) the date following the completion of our initial business combination on which we complete a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the private placement units, including the component securities therein, until 30 days after the completion of our initial business combination, except in each case (a) to our officers or directors, any affiliates or family members of any of our officers or directors, any members of our sponsor, or any affiliates of our sponsor, (b) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) in the event of our liquidation prior to our completion of our initial business combination; or (f) by virtue of the laws of the Cayman Islands or our sponsor’s operating agreement upon dissolution of our sponsor; provided, however, that in the case of clauses (a) through (e) or (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions and by the same agreements entered into by our sponsor with respect to such securities (including provisions relating to voting, the trust account and liquidation distributions described elsewhere in this prospectus).
Note payable
The Company’s Sponsor has agreed to loan the Company up to $300,000 to be used for the payment of costs related to the Proposed Offering (the “Note”). The Note is non-interest bearing, unsecured was due on the earlier of March 31, 2022 or the closing of the Proposed Offering. In April 2022, the Note was amended to extend the maturity date to March 31, 2023 or the closing of the Proposed Offering. The Company intends to repay the Note from the proceeds of the Proposed Offering not being placed in the Trust Account. As of September 30, 2022, and September 30, 2021, the Company has borrowed $228,246 and $82,367 under the Note, respectively. Subsequent to September 30, 2022, the Company borrowed an additional $21,870, resulting in a total of $250,116 outstanding under the Note.
Working capital loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s directors and officers may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units of the post-Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units.
Administrative service fee
The Company will agree, commencing on the effective date of the Proposed Offering through the earlier of the Company’s consummation of a Business Combination and its liquidation, to pay an affiliate of the Sponsor a monthly fee of  $10,000 for office space, and secretarial and administrative services.
NOTE 6.   COMMITMENTS AND CONTINGENCIES
Registration rights
The holders of the Founder Shares and Private Placement Units will be entitled to registration rights pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back”

registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting agreement
The Company will grant the underwriters a 45-day option from the date of the prospectus to purchase up to 900,000 additional Units to cover over-allotments, if any, at the Proposed Offering price less the underwriting discounts and commissions.
The underwriters will be entitled to an underwriting discount of $0.20 per unit, or $1,200,000 in the aggregate (or $1,380,000 in the aggregate if the underwriters’ over-allotment option is exercised in full), payable upon the closing of the Proposed Offering.
Representative shares
The Company has agreed to issue to Maxim and/or its designees, 240,000 ordinary shares (or 276,000 shares if the underwriter’s over-allotment option is exercised in full) upon the consummation of the Proposed Public Offering (the “Representative Shares”). Maxim has agreed not to transfer, assign, or sell any such shares until the completion of the Business Combination. In addition, Maxim has agreed: (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination; and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its Business Combination within 12 months (or 18 months, as applicable).
The shares have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of which this prospectus forms a part pursuant to Rule 5110(e)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(e)(1), these securities will not be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which this prospectus forms a part, nor may they be sold, transferred, assigned, pledged, or hypothecated for a period of 180 days immediately following the effective date of the Company’s initial registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
Subject to certain conditions, the Company granted Maxim, for a period beginning on the closing of the Proposed Public Offering and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to act as book-running managing underwriter or placement agent for any and all future public and private equity, equity-linked, convertible and debt offerings for the Company or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from the effective date of the registration statement of which this prospectus forms a part.
NOTE 7.   SHAREHOLDERS’ EQUITY
Ordinary Shares — The Company is authorized to issue 800,000,000 ordinary shares with a par value of $0.000125 per share. Holders of the Company’s ordinary shares are entitled to one vote for each share. As of September 30, 2022 and September 30, 2021, there were 1,725,000 and 1,000,000 ordinary shares outstanding, respectively, which were issued to the Company’s Sponsor, officers, and directors (collectively, the “Founders”). Shares issued to the Company’s Founders are subject to certain restrictions as defined in Note 5.
On October 20, 2021, our Sponsor paid $16,375, or approximately $0.12 per share, for an additional 138,500 ordinary shares, such that our Sponsor owned an aggregate of 1,138,500 Founder Shares, for approximately $0.014 per share. On the same day, our officers and directors also paid an aggregate purchase price of $8,500 for a total of 586,500 Founder Shares, for approximately $0.014 per share. As of October 20, 2021, there were 1,725,000 ordinary shares outstanding. The per share price of the Founder Shares was determined by dividing the amount contributed to our company by the number of Founder Shares issued. If we increase or decrease the size of this offering, we will effect a share capitalization or a share surrender or redemption or other appropriate mechanism, as applicable, with respect to our ordinary shares immediately prior to the consummation of this offering in such amount as to maintain the number of Founder Shares, on an as-converted basis, at 20% of our issued and outstanding ordinary shares upon the consummation of this offering and the issuance of the Private Placement Units. The 1,725,000 ordinary shares includes up to 225,000 of shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters.
Rights — Each holder of a Right will automatically receive two-tenths (2/10) of one share of ordinary shares upon consummation of a Business Combination, except in cases where we are not the surviving company in a business combination, and even if the holder of such Right redeemed all shares of ordinary shares held by it in connection with a Business Combination. No additional consideration will be required to be paid by a holder of a Right in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the unit purchase price paid for by investors in the Proposed Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of Rights to receive the same per share consideration the holders of shares of ordinary shares will receive in the transaction on an as-exchanged for ordinary shares basis, and each holder of a Right will be required to affirmatively exchange its Rights in order to receive the 2/10 share underlying each Right (without paying any additional consideration) upon consummation of a Business Combination. More specifically, the Rights holder will be required to indicate its election to exchange the Right for the underlying shares within a fixed period of time after which period the Rights will expire worthless.
Pursuant to the Rights agreement, a Rights holder may exchange Rights only for a whole number of shares of ordinary shares. This means that the Company will not issue fractional shares in connection with an exchange of Rights and Rights may be exchanged only in multiples of 5 Rights (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like). Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Delaware General Corporation Law.
If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any such funds with respect to their Rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.
NOTE 8.   SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date, up to December 9, 2022, the date that the financial statements were issued.
See Note 1 for details of the share consolidation effectuated on December 1, 2022.
The Company did not identify any additional subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Mars Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Mars Acquisition Corp. (the Company) as of September 30, 2023 and 2022, the related statements of operations, changes in shareholder’s equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph — Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s business plan is dependent upon its completion of a business combination in less than 12 months from initial public offering. If the initial business combination is not completed before this time, the Company could be required to redeem all Ordinary Shares and would not have sufficient resources to continue operations. This condition raises substantial doubt about the Company’s ability to continue as a going concern for a period of one year from the issuance date of the financial statement. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
/s/ Freed Maxick CPAs, P.C.
We have served as the Company’s auditor since 2021.
Buffalo, New York
December 28, 2023

MARS ACQUISITION CORP.
BALANCE SHEETS
	September 30, 2023	September 30, 2022
ASSETS
Current Assets
Cash	$178,793	$—
Prepaid expenses	149,164	—
Investments held in Trust Account	72,587,820	—
Deferred offering costs associated with initial public offering	—	205,260
Total Assets	$72,915,777	$205,260
LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accrued expenses	$16,363	$2,224
Note payable – related party	—	228,246
Total Liabilities	16,363	230,470
COMMITMENTS AND CONTINGENCIES
Ordinary shares subject to possible redemption, 6,900,000 shares at redemption value of $10.52 per share	72,587,820	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary shares, $0.000125 par value; 800,000,000 shares authorized; 2,392,000 and 1,725,000 shares issued and outstanding, respectively(1)	299	216
Additional paid-in capital	—	24,784
Retained earnings (accumulated deficit)	311,295	(50,210)
Total Shareholders’ Equity (Deficit)	311,594	(25,210)
Total Liabilities and Shareholders’ Equity (Deficit)	$72,915,777	$205,260

(1)
Excludes 6,900,000 shares subject to possible redemption as of September 30, 2023.

The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF OPERATIONS
	Year ended September 30,
	2023	2022
Operating Expenses
General and administrative costs	$521,582	$2,718
Net loss from operations	(521,582)	(2,718)
Other Income
Investment income on Trust Account	2,207,820	—
Total other income	2,207,820	—
Net income (loss)	$1,686,238	$(2,718)
Weighted average shares outstanding, basic and diluted
Redeemable Ordinary Shares – basic and diluted	4,272,329	—
Non-redeemable Ordinary Shares – basic and diluted	2,059,414	1,472,603
Basic and diluted net income (loss) per share
Redeemable Ordinary Shares – basic and diluted	$0.27	$(0.00)
Non-redeemable Ordinary Shares – basic and diluted	$0.27	$(0.00)
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
	ORDINARY SHARES		ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS (ACCUMULATED DEFICIT)	TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)
	SHARES	AMOUNT
Balance – September 30, 2021	1,000,000	$125	$—	$(47,492)	$(47,367)
Issuance of Founder shares	725,000	91	24,784	—	24,875
Net loss	—	—	—	(2,718)	(2,718)
Balance – September 30, 2022	1,725,000	216	24,784	(50,210)	(25,210)
Issuance of Private Placement shares	391,000	49	3,909,951	—	3,910,000
Issuance of representative shares	276,000	34	2,724,893	—	2,724,927
Fair value of rights	—	—	876,833	—	876,833
Offering costs	—	—	(430,921)	—	(430,921)
Remeasurement of Ordinary Shares subject to redemption	—	—	(7,105,540)	(1,324,733)	(8,430,273)
Net income	—	—	—	1,686,238	1,686,238
Balance – September 30, 2023	2,392,000	$299	$—	$311,295	$311,594
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
STATEMENTS OF CASH FLOWS
	Year ended September 30,
	2023	2022
Cash flows from operating activities
Net income (loss)	$1,686,238	$(2,718)
Adjustments to reconcile net loss to net cash used in operating activities:
General and administrative costs paid by related party	—	2,718
Investment income received in Trust Account	(2,207,820)	—
Change in operating assets and liabilities
Accrued liabilities	14,139	—
Prepaid Expenses	(149,164)	—
Net cash used in operating activities	(656,607)	—
Cash flows from investing activities
Cash deposited in Trust Account	(70,380,000)	—
Net cash used in investing activities	(70,380,000)	—
Cash flows from financing activities
Proceeds from note payable with related party	41,213	143,161
Payment of deferred offering costs by related party	—	(168,036)
Extinguishment of note payable with related party	(269,459)	—
Payment of underwriting fee and other offering costs	(1,466,354)	—
Proceeds from sale of Units in IPO, including over-allotment	69,000,000	—
Proceeds from issuance of Founder shares	3,910,000	24,875
Net cash provided by financing activities	71,215,400	—
Net increase in cash	178,793	—
Cash – beginning of the year	—	—
Cash – end of the year	$178,793	$—
Supplemental disclosure of noncash activities
Deferred offering costs included in accrued expenses	$—	$2,224
Issuance of representative shares	$2,724,927	$—
Reclassification of offering costs related to public shares	$(243,964)	$—
Remeasurement adjustment on public shares subject to possible redemption	$(8,430,273)	$—
The accompanying notes are an integral part of these financial statements.

MARS ACQUISITION CORP.
NOTES TO THE FINANCIAL STATEMENTS
NOTE 1 — DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
Mars Acquisition Corp. (“Mars”) is a Cayman Islands exempted company incorporated as a blank check company on April 23, 2021. Mars was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). Although Mars is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, Mars intends to focus on opportunities in cryptocurrency and blockchain, automobiles, healthcare, financial technology, cyber security, cleantech, software, Internet and artificial intelligence, specialty manufacturing and any other related technology innovations market. On September 5, 2023, a Business Combination Agreement was entered into by Mars and ScanTech Identification Beam Systems, LLC (“ScanTech”), among others (see Note 6).
At September 30, 2023, Mars had not yet commenced operations. All activity through September 30, 2023 relates to Mars’ formation and initial public offering (the “Initial Public Offering” or “IPO”), which is described below. Mars will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. Mars will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering. Mars has selected September 30 as its fiscal year end date.
The registration statement for Mars’ Initial Public Offering was declared effective on February 9, 2023. On February 16, 2023, Mars consummated its Initial Public Offering of 6,900,000 Units (“Units” and, with respect to the Ordinary Shares included in the Units being offered, the “Public Shares”) at $10.00 per Unit, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option, generating gross proceeds of $69,000,000.
Simultaneously with the closing of the Initial Public Offering, Mars consummated the Private Placement (“Private Placement”) of 391,000 Units at a price of $10.00 per Unit to Mars’ sponsor, Mars Capital Holding Corporation, a British Virgin Islands company (“Sponsor”), generating gross proceeds of $3,910,000 (see Note 4).
Offering costs amounted to $4,398,891 consisting of $1,430,000 of cash underwriting fees, non-cash underwriting fees of $2,724,927 represented by the fair value of 276,000 representative shares issued to the underwriter (see Note 6), and $243,964 of other offering costs.
Upon the closing of the Initial Public Offering and Private Placement, $70,380,000 of the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement was placed in a Trust Account (the “Trust Account”) and may be invested by the trustee only in U.S. government treasury bills with a maturity of 185 days or less or in money market funds investing solely in U.S. Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act, and will not be released from the Trust Account until the earlier of: (i) the completion of a Business Combination or (ii) the distribution of the Trust Account.
Mars’ management has broad discretion with respect to the specific application of the net proceeds of its Initial Public Offering and Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Mars’ initial Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding taxes payable on interest earned in the Trust Account) at the time Mars signs a definitive agreement in connection with the initial Business Combination. However, Mars will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act 1940, as amended, or the Investment Company Act.
Mars will provide holders of its Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether Mars will seek shareholder approval of a Business Combination or conduct a tender offer will be made by Mars, solely in its discretion. The Public Shareholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially approximately $10.20 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to Mars to pay its tax obligations).
If a shareholder vote is not required and Mars does not decide to hold a shareholder vote for business or other legal reasons, Mars will, pursuant to its amended and restated memorandum and articles of association:
(1)
conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

(2)
file tender offer documents with the SEC prior to completing our initial Business Combination which contain substantially the same financial and other information about the initial Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Such provisions may be amended if a special resolution passed by holders of at least two-thirds of our issued and outstanding Ordinary Shares who, being entitled to do so, attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given or by way of unanimous written resolution of all of our shareholders. Whether or not Mars maintains its registration under the Exchange Act or our listing on Nasdaq, Mars will provide its Public Shareholders with the opportunity to redeem their Public Shares by one of the two methods listed above. Upon the public announcement of our initial Business Combination, if Mars elects to conduct redemptions pursuant to the tender offer rules, Mars or our Sponsor will terminate any plan established in accordance with Rule 10b5-1 to purchase our Ordinary Shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.
In the event Mars conducts redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and Mars will not be permitted to complete its initial Business Combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on Public Shareholders not tendering more than a specified number of Public Shares, which number will be based on the requirement that we will only redeem our Public Shares so long as (after such redemption) our net tangible assets will be at least $5,000,001 either immediately prior to or upon consummation of our initial Business Combination and after payment of underwriters’ fees and commissions (so that we are not subject to the SEC’s “penny stock” rules) or any greater net tangible asset or cash requirement which may be contained in the agreement relating to our initial Business Combination. If the Public Shareholders tender more shares than Mars has offered to purchase, Mars will withdraw the tender offer and not complete the initial Business Combination.
If, however, shareholder approval of the transaction is required by law or stock exchange listing requirements, or Mars decides to obtain shareholder approval for business or other legal reasons, Mars will conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and file proxy materials with the SEC.
Notwithstanding the foregoing, if Mars seeks shareholder approval of the Business Combination and Mars does not conduct redemptions pursuant to the tender offer rules, a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the Public Shares without the Mars’ prior written consent.
Mars will have only 12 months from the closing of this offering (or 18 months from the closing of this offering, if Mars extends the period of time to consummate a Business Combination) to complete its initial Business Combination. If Mars is unable to complete its initial Business Combination within such 12-month period (or 18-month period), Mars will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible, but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes (less up to $50,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law.
Mars’ Sponsor, officers and directors have entered into a letter agreement with Mars, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial Business Combination. In addition, Mars’ initial shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if Mars fails to complete its initial Business Combination within the prescribed time frame. However, if Mars’ Sponsor or any of its officers, directors or affiliates acquires Public Shares in or after this offering, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if Mars fails to complete its initial Business Combination within the prescribed time frame.
Liquidity and management’s plan
In connection with Mars’s assessment of going concern considerations in accordance with Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management believes that the funds which Mars has available following the completion of the Initial Public Offering and Private Placement may not be enough to sustain operations for a period of one year from the issuance date of these financial statements. If Mars is unable to complete the Extension or the Business Combination due to a lack of sufficient funds, Mars may be forced to cease operations and liquidate the Trust Account. In addition, following the Business Combination, if cash on hand is insufficient, Mars may need to obtain additional financing in order to meet our obligations. There is no assurance that Mars’ plans to consummate a business combination will be successful within the Combination Period as described above. As a result, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statement are issued or are available to be issued. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation
The accompanying unaudited financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) for interim financial information and pursuant to the rules and regulations of the SEC. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the period from October 1, 2022 through September 30, 2023 are not necessarily indicative of the results that may be expected for the period ending September 30, 2023, or any future period.
Cash and cash equivalents
Mars considers all short-term investments with an initial maturity of three months or less when purchased to be cash equivalents. As of September 30, 2023 and September 30, 2022, there were $178,793 and $0 of cash and cash equivalents, respectively.
Investments in Trust Account
The funds held in the Trust Account can be invested in United States government treasury bills, notes or bonds having a maturity of 185 days or less or in money market funds meeting the applicable conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, until the earlier of the consummation of its first business combination and Mars’ failure to consummate a business combination within 12 months (or 18 months as applicable) from the consummation of the IPO.
Mars’ investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheet at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in Trust Account are included in investment income on Trust Account in the accompanying statements of operations. The estimated fair values of investments held in Trust Account are determined using available market information (see Note 8).
As of September 30, 2023 and September 30, 2022, Mars had $72,587,820 and $0 held in the Trust Account, respectively.
Emerging growth company
Mars is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. Mars has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Mars, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of Mars’ financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.
Ordinary shares subject to possible redemption
The Company accounts for its Ordinary Shares subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Conditionally redeemable Ordinary Shares (including Ordinary Shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. The Company’s Public Shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, as of September 30, 2023, Ordinary Shares subject to possible redemption are presented at redemption value of $10.52 per share as temporary equity, outside of the shareholders’ equity section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Ordinary Shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares are affected by charges against additional paid in capital or retained earnings (accumulated deficit) if additional paid in capital equals to zero.
Offering costs associated with the Initial Public Offering
Mars complies with the requirements of the Financial Accounting Standard Board (the “FASB”) ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offerings.” Offering costs, consist of legal, accounting, underwriting fees and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering, were charged to shareholders’ equity upon the completion of the Initial Public Offering.
Mars allocates offering costs between Public Shares, public warrants and public rights based on the estimated fair values of them at the date of issuance.
Deferred offering costs
Deferred offering costs consist of costs incurred in connection with preparation for the Initial Public Offering. These costs, together with the underwriting discounts and commissions, were be charged to additional paid in capital upon completion of the Initial Public Offering. As of September 30, 2022, Mars had deferred offering costs of $205,260. Upon consummation of the IPO on February 16, 2023, total offering costs related to the IPO were $4,398,891, and were allocated between the Public Shares and public rights based on their relative fair values at the date of issuance. Accordingly, $2,724,927 was allocated to the Public Shares and charged to temporary equity (see Note 3).
Income taxes
Mars complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.
Mars’ management determined that the Cayman Islands is the Mars’ only major tax jurisdiction. There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on Mars. Consequently, income taxes are not reflected in the Mars’ financial statement. Mars’ management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Net income (loss) per share
Mars complies with accounting and disclosure requirements of ASC Topic 260, “Earnings Per Share.” Net income (loss) per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Mars applies the two-class method in calculating income (loss) per ordinary share. At September 30, 2023 and September 30, 2022, Mars did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into shares of Ordinary Shares and then shares in the earnings of Mars. As a result, diluted income (loss) per share is the same as basic income (loss) per share for the periods presented.
The following tables reflect the calculation of basic and diluted net income (loss) per ordinary share (in dollars, except per share amounts):
	For the years ended September 30,
	2023	2023	2022
	Ordinary Shares Subject to Redemption	Ordinary Shares Not Subject to Redemption	Ordinary Shares Not Subject to Redemption
Basic and diluted net income (loss) per share
Numerator:
Allocation of net income (loss)	$1,137,785	$548,453	$(2,718)
Denominator
Basic and diluted weighted average shares outstanding	4,272,329	2,059,414	1,472,603
Basic and diluted net income per share	$0.27	$0.27	$(0.00)
Fair value of financial instruments
See Note 8 for discussion of short-term marketable securities. The fair value of Mars’ assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Fair value is defined as the price that would be received for sale of an asset or paid to transfer of a liability, in an orderly transaction between market participants at the measurement date. US GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Recent accounting pronouncements
Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have an effect on the Mars’ financial statement.
Concentration of credit risk
Financial instruments that potentially subject Mars to concentration of credit risk consist of cash accounts in a financial institution which, at times may exceed the federal depository insurance coverage of $250,000. Mars has not experienced losses on these accounts and management believes Mars is not exposed to significant risks on such accounts.
NOTE 3 — INITIAL PUBLIC OFFERING
On February 16, 2023, Mars consummated its Initial Public Offering of 6,900,000 Units, including 900,000 Units that were issued pursuant to the underwriters’ full exercise of their over-allotment option. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Mars of $69,000,000.

Each Unit consists of one ordinary share and one right to receive two-tenths (2/10) of one ordinary share upon consummation of our initial Business Combination (“Right”). The holder must hold Rights in multiples of 5 in order to receive shares for all of their Rights upon closing of a Business Combination (see Note 7).
All of the 6,900,000 public shares sold as part of the public Units in the Initial Public Offering contain a redemption feature which allows for the redemption of such public shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to Mars’ amended and restated certificate of incorporation, or in connection with Mars’ liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of Mars require Ordinary Shares subject to redemption to be classified outside of permanent equity.
As of September 30, 2023, the Ordinary Shares subject to possible redemption reflected on the balance sheet are reconciled in the following table.
Gross proceeds	$69,000,000
Proceeds allocated to public rights	(876,833)
Offering costs allocated to Ordinary Shares subject to possible redemption	(3,965,620)
Remeasurement of Ordinary Shares subject to possible redemption	8,430,273
Ordinary shares subject to possible redemption	$72,587,820
NOTE 4 — PRIVATE PLACEMENT
On February 16, 2023, Mars sold 391,000 Private Placement Units, including 36,000 Private Placement Units that were issued pursuant to the underwriters’ full exercise of the over-allotment option, at $10.00 per Unit, generating gross proceeds of $3,910,000 in the Private Placement. The proceeds from the Private Placement were added to the proceeds from the Initial Public Offering held in the Trust Account. Mars will have until 12 months (or 18 months as applicable) from the closing of this Initial Public Offering to consummate a Business Combination (the “Combination Period”). If Mars does not complete a Business Combination within the Combination Period, the Rights contained within the Private Placement Units will expire worthless.
NOTE 5 — RELATED PARTY TRANSACTIONS
Founder shares
During the period ended September 30, 2021, Mars issued 1,000,000 shares to the Sponsor at par value (“Founder Shares”). On October 20, 2021, Mars issued an additional 138,500 Founder Shares to the Sponsor to bring the aggregate owned by the Sponsor up to 1,138,500 Founder Shares. On the same day, Mars issued 586,500 Founder Shares to officers and directors of Mars. As of September 30, 2023, and September 30, 2022, there were 1,725,000 Founder Shares outstanding.
Mars’ initial shareholders have agreed not to transfer, assign, or sell any of their Founder Shares until the earlier to occur of: (i) six months after the date of the consummation of our initial Business Combination; or (ii) the date on which Mars consummates a liquidation, merger, stock exchange, or other similar transaction that results in all of our shareholders having the right to exchange their shares for cash, securities, or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if the closing price of our Ordinary Shares equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalization, and the like) for any 20 trading days within any 30-trading day period commencing 60 days after our initial Business Combination, the Founder Shares will no longer be subject to such transfer restrictions.
Note payable
Mars’ Sponsor had agreed to loan Mars up to $300,000 to be used for the payment of costs related to the Initial Public Offering (the “Note”). The Note was non-interest bearing, unsecured, and was due on the closing of the Initial Public Offering. As of September 30, 2022, the outstanding balance of note payable to the affiliate was $228,246, and no interest was accrued. As of February 16, 2023, the Sponsor agreed to apply the Note in its entirety to the Private Placement with Mars, and the note was extinguished.
Working capital loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of Mars’ directors and officers may, but are not obligated to, loan Mars funds as may be required (“Working Capital Loans”). If Mars completes a Business Combination, Mars would repay the Working Capital Loans out of the proceeds of the Trust Account released to Mars. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, Mars may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Units of the post-Business Combination entity at a price of $10.00 per Unit. The Units would be identical to the Private Placement Units.
Administrative service fee
Mars initially had an informal agreement (the “Administrative Services Agreement”) to pay affiliates of the Sponsor for office space, utilities, secretarial, and administrative support of $15,000 per month which was paid through May 2023 for a total of $60,000 during the year ended September 30, 2023. Subsequent to May 2023, we have not paid any amounts under this informal agreement and the affiliates have chosen not to seek compensation for such support.
NOTE 6 — COMMITMENTS AND CONTINGENCIES
Registration rights
The holders of the Founder Shares and Private Placement Units are entitled to registration rights pursuant to a registration rights agreement signed February 16, 2023. The holders of these securities are entitled to make up to three demands, excluding short form demands, that Mars register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination. Mars will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting agreement
Mars had engaged Maxim Group LLC (“Maxim”) as its underwriter. Mars granted the underwriters a 45-day option until March 26, 2023 to purchase up to 900,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. On February 16, 2023, the underwriters fully exercised this option in respect of 900,000 Units.
The underwriters were entitled to an underwriting discount of $0.20 per Unit, or $1,380,000 in the aggregate, which was paid upon the closing of the Initial Public Offering.
Representative shares
Mars has issued to Maxim and/or its designees, 276,000 shares of Ordinary Shares upon the consummation of the Initial Public Offering (the “Representative Shares”). Mars accounted for the Representative Shares as an offering cost associated with the Initial Public Offering, with a corresponding credit to shareholders’ equity. Mars estimated the fair value of the Representative Shares to be $2,724,927. Maxim has agreed not to transfer, assign, or sell any such shares until the completion of the Business Combination. In addition, Maxim has agreed: (i) to waive its redemption rights with respect to such shares in connection with the completion of the Business Combination; and (ii) to waive its rights to liquidating distributions from the Trust Account with respect to such shares if Mars fails to complete its Business Combination within 12 months (or 18 months, as applicable) from the closing of the Initial Public Offering.
The shares have been deemed compensation by FINRA and were therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of which this prospectus forms a part pursuant to Rule 5110(e)(1) of FINRA’s NASD Conduct Rules. Pursuant to FINRA Rule 5110(e)(1), these securities were not to be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the economic disposition of the securities by any person prior to August 8, 2023, nor were they sold, transferred, assigned, pledged, or hypothecated prior to August 8, 2023 except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.
Subject to certain conditions, Mars granted Maxim, for a period beginning on February 16, 2023 and ending 12 months after the date of the consummation of the Business Combination, a right of first refusal to act as book-running managing underwriter or placement agent for any and all future public and private equity, equity-linked, convertible and debt offerings for Mars or any of its successors or subsidiaries. In accordance with FINRA Rule 5110(g)(6), such right of first refusal shall not have a duration of more than three years from February 9, 2023.
Business Combination Agreement
On September 5, 2023, Mars entered into a Business Combination Agreement (the “Business Combination Agreement”) with ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of Mars (“Pubco”), Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Mars (“Purchaser Merger Sub”), Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub”), ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (“ScanTech”), and Dolan Falconer in the capacity as the representative (the “Seller Representative”). The aggregate consideration to be paid to ScanTech shall be a number of shares of Pubco Common Stock with an aggregate value equal to one hundred ten million U.S. Dollars ($110,000,000) minus the closing net debt as set forth in the Business Combination Agreement. Additionally, after the Closing, subject to the terms and conditions set forth in the Business Combination Agreement, the ScanTech Holder Participants will have the contingent right to receive up to a number of shares of Pubco Common Stock equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to adjustment based on stock splits and similar events) based on Pubco’s achievement of certain milestones, including commercial milestones and revenue and EBITDA milestones, as more particularly set forth in the Business Combination Agreement.
The Closing is subject to certain customary conditions. For a more detailed description of the Business Combination Agreement and the transactions contemplated therein, see Mars’ Current Report on Form 8-K filed with the SEC on September 8, 2023 (the “Form 8-K”).
NOTE 7 — SHAREHOLDERS’ EQUITY
Ordinary Shares — Mars is authorized to issue 800,000,000 Ordinary Shares with a par value of $0.000125 per share. Holders of Mars’ Ordinary Shares are entitled to one vote for each share. As of September 30, 2023 and September 30, 2022, there were 2,392,000 and 1,725,000 Ordinary Shares outstanding, respectively.
Rights — Each holder of a Right will automatically receive two-tenths (2/10) of one share of Ordinary Shares upon consummation of a Business Combination, except in cases where Mars not the surviving company in a Business Combination, and even if the holder of such Right redeemed all shares of Ordinary Shares held by it in connection with a Business Combination. No additional consideration will be required to be paid by a holder of a Right in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If Mars enters into a definitive agreement for a Business Combination in which Mars will not be the surviving entity, the definitive agreement will provide for the holders of Right to receive the same per share consideration the holders of shares of Ordinary Shares will receive in the transaction on an as-exchanged for Ordinary Shares basis, and each holder of a Right will be required to affirmatively exchange its Rights in order to receive the 2/10 share underlying each Right (without paying any additional consideration) upon consummation of a Business Combination. More specifically, the Rights holder will be required to indicate its election to exchange the Right for the underlying shares within a fixed period of time after which period the Rights will expire worthless.
Pursuant to the Rights agreement, a Rights holder may exchange Rights only for a whole number of shares of Ordinary Shares. This means that Mars will not issue fractional shares in connection with an exchange of Rights, and Rights may be exchanged only in multiples of 5 Rights (subject to adjustment for stock splits, stock dividends, reorganizations, recapitalization and the like). Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of the Cayman Islands Law.
If Mars is unable to complete a Business Combination within the Combination Period and Mars liquidates the funds held in the Trust Account, holders of Rights will not receive any such funds with respect to their Rights, nor will they receive any distribution from Mars’ assets held outside of the Trust Account with respect to such Rights, and the Rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to holders of the Rights upon consummation of a Business Combination. Additionally, in no event will Mars be required to net cash settle the Rights. Accordingly, the Rights may expire worthless.
NOTE 8 — FAIR VALUE MEASUREMENTS
The following table presents information about the Mars’ assets that are measured at fair value on a recurring basis at September 30, 2023 and indicates the fair value hierarchy of the valuation inputs Mars utilized to determine such fair value:
Description	Level	September 30, 2023	September 30, 2022
Assets:
Marketable securities held in Trust Account	1	$72,587,820	$—
Except for the foregoing, Mars does not have any assets measured at fair value on a recurring basis at September 30, 2023 and September 30, 2022, respectively.
NOTE 9 — SUBSEQUENT EVENTS
Mars evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Mars did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and
Members of ScanTech Identification Beam Systems, LLC
Opinion on the Financial Statements
We have audited the accompanying balance sheets of ScanTech Identification Beam Systems, LLC (the Company) as of December 31, 2022 and 2021, and the related statements of operations, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, the Company has no revenue, its business plan is dependent on the completion of a financing transaction, and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities for the upcoming year. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ UHY LLP
We have served as the Company’s auditor since 2023.
New York, New York
November 9, 2023

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
BALANCE SHEETS
	Year Ended December 31,
	2022	2021
ASSETS
Current assets:
Cash	$92,975	$16,010
Prepaid expenses	32,356	30,943
R&D tax credit receivable	398,718	518,453
Other current assets	163,215	163,215
Total current assets	687,264	728,621
Property and equipment, net	113,439	112,052
Total Assets	$800,703	$840,673
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$2,141,689	$2,187,035
Accrued expenses and other current liabilities	222,648	252,018
Accrued compensation	2,000,783	2,463,387
Accrued federal tax liability, penalties and interest	4,628,681	3,676,491
Interest payable	11,672,255	8,464,838
Interest payable to related parties	26,307,393	20,984,084
Dividend payable	329,077	285,252
Derivative liabilities	1,572,078	1,290,233
Warrant liabilities	5,652,553	3,778,895
Related parties payable	750,872	668,821
Short-term debt, net	12,763,418	12,247,567
Short-term debt from related parties, net	15,514,068	15,514,068
Short-term finance lease liabilities	6,356	10,633
Total current liabilities	83,561,871	71,823,322
Long-term debt, net	34,470	—
Long-term debt from related parties, net	6,586,987	3,081,987
Long-term finance lease liabilities, net	—	6,355
Total Liabilities	$90,183,328	$74,911,664
Commitments and contingencies (Note 12)
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.47 per unit and $2.28 per unit as of December 31, 2022 and 2021, respectively	24,651,442	22,767,437
Members’ deficit
Series A units, 245,300 units authorized, issued and outstanding as of December 31, 2022 and 2021	—	—
Series B units, 93,051,683 units authorized, 9,590,106 and 9,472,482 units issued and outstanding as of December 31, 2022 and 2021, respectively	—	—
Series C units, 1,670,724 units authorized, 1,336,067 units issued and outstanding as of December 31, 2022 and 2021	—	—
Additional paid-in capital	—	—
Accumulated deficit	(114,034,067)	(96,838,428)
Total members’ deficit	(114,034,067)	(96,838,428)
Total liabilities and members’ deficit	$800,703	$840,673
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF OPERATIONS
	For the Year Ended December 31,
	2022	2021
Operating expenses:
General and administrative expenses	$1,503,506	$1,259,078
Research and development expenses	2,894,865	2,553,860
Depreciation and amortization	52,545	56,210
Total operating expenses	4,450,916	3,869,148
Loss from operations	(4,450,916)	(3,869,148)
Other income (expense):
Interest expense	(8,682,783)	(7,028,337)
Change in fair value of derivative liabilities	(281,845)	(519,077)
Change in fair value of warrant liabilities	(1,873,658)	(1,016,063)
Gains from extinguishment of debt	9,712	676,905
Total other income (expense):	(10,828,574)	(7,886,572)
Net loss	$(15,279,490)	$(11,755,720)
Net loss per unit:
Basic and diluted	$(0.63)	$(0.26)
Weighted average number of units:
Basic and diluted	27,246,993	52,772,541
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF MEMBERS’ DEFICIT
	Class A Preferred Nonvoting Units						Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
	Non redeemable		Class B Voting Units		Class C Profits Interest Nonvoting Units
	Units	Amount	Units	Amount	Units	Amount
Balance as of January 1, 2021	245,300	$—	9,472,482	$—	1,336,067	$—	$1,045,291	$(84,348,429)	$(83,303,138)
Adjustment to member receivables	—	—	—	—	—	—	(2,681)	—	(2,681)
Preferred A unit dividend	—	—	—	—	—	—	(1,042,610)	(734,279)	(1,776,889)
Net loss	—	—	—	—	—	—	—	(11,755,720)	(11,755,720)
Balance as of December 31, 2021	245,300	$—	9,472,782	$—	1,336,067	$—	$—	$(96,838,428)	$(96,838,428)
Adjustment to member receivables	—	—	—	—	—	—	(5,714)	—	(5,714)
Unit-based compensation	—	—	117,624	—	—	—	17,395	—	17,395
Preferred A unit dividend	—	—	—	—	—	—	(11,681)	(1,916,149)	(1,927,830)
Net loss	—	—	—	—	—	—	—	(15,279,490)	(15,279,490)
Balance as of December 31, 2022	245,300	$—	9,590,106	$—	1,336,067	$—	$—	$(114,034,067)	$(114,034,067)
The accompanying notes are an integral part of these unaudited financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2022	2021
OPERATING ACTIVITIES
Net loss	$(15,279,490)	$(11,755,720)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	52,545	56,210
Unit-based compensation expense	17,395	—
Gain from extinguishment of PPP loan	—	(586,124)
Gain from extinguishment of debt	(9,712)	(90,781)
Interest expense	150,775	159,619
Changes in fair value of derivative liabilities	281,845	519,077
Changes in fair value of warrant liabilities	1,873,658	1,016,063
Change in operating assets and liabilities:
R&D tax credit receivable	119,735	(90,778)
Prepaid and other current assets	(1,413)	9,577
Accounts payable	42,654	126,121
Accrued liabilities	(29,370)	(12,351)
Accrued compensation	(462,604)	238,368
Accrued federal tax liability, penalties and interest	952,190	756,072
Interest payable	3,207,417	2,556,313
Interest payable to related parties	5,323,309	4,308,098
Related parties payable	82,051	129,097
Net cash used in operating activities	(3,679,015)	(2,661,139)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(53,932)	(26,877)
Net cash used in investing activities	(53,932)	(26,877)
FINANCING ACTIVITIES
Proceeds from notes	3,855,000	2,723,914
Principal payments for finance lease liabilities	(12,519)	(12,892)
Repayment of notes	(26,855)	(7,939)
Adjustment to member receivables	(5,714)	(3,691)
Net cash provided by financing activities	3,809,912	2,699,392
Net increase in cash during period	76,965	11,376
Cash, beginning of period	16,010	4,634
Cash, end of period	$92,975	$16,010
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$1,886	$3,541
SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of accounts payable to debt	$88,000	$—
The accompanying notes are an integral part of these unaudited financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — Description of Organization and Business Operations
Organization and Nature of Operations
ScanTech Identification Beam Systems, LLC (the “Company”), formed in 2011, is developing and deploying security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. It has developed a proprietary Computed Tomography scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
Since inception, the Company’s operations have been focused primarily on research and development, product testing, sales and marketing, as well as raising capital to support its domestic and international certification efforts.
Going Concern Consideration
As of December 31, 2022, the Company had $92,975 in cash, a significant working capital deficit of $82,874,607 and accumulated deficit of $114,034,067. For the year ended December 31, 2022, the cash flow used in operating activities was $(3,679,015). The Company has no revenue as of the balance sheet date. The Company’s business plan is dependent on several factors, including securing customer agreements, achieving the Transportation Safety Administration’s APSS 6.2 certification, of which are uncertain to occur, and raising capital to fund operations. On September 8, 2023, the Company signed a business combination agreement (“Merger Agreement”) with Mars Acquisition Corp., (“Mars”), a special purpose acquisition company. The Company’s strategic plan includes its business combination with Mars to assist the Company in its efforts to raise capital and grow its business.
The Company expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful.
As discussed in Note 11, most of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the balance sheet.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For 24 months, the majority of our funding has been advances from affiliates of Seaport Global Asset Management, LLC (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of December 31, 2022 and December 31, 2021, our cash balance was $0.09 million and $0.02 million, respectively. Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
As a result of the foregoing, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern for one year from the date the financial statements are issued or are able to be issued.

NOTE 2 — Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.
Changes in Accounting Policies
The Company has consistently applied the accounting policies described in this Note 2 to all periods presented in these financial statements, except for the Company’s adoption of certain accounting standards described in more detail under “Recently adopted accounting pronouncements” in this Note 2 below.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Cash and cash equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits with major financial institutions under the FDIC limit. There were no cash equivalents as of December 31, 2022 and 2021.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1
Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company reviews the fair value hierarchy classification on an as needed basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy in the appropriate period in which the actual event or change in circumstances that caused the transfer to occur.
Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepaid expenses and other current assets, R&D tax credit receivable, accounts and other payables, accrued expenses, related parties payable, short-term bank borrowings, and current finance lease liabilities, approximate their recorded values due to their short-term maturities.
Prepaid expenses and other current assets
Prepaid expenses consist primarily of prepaid insurance premiums. Other current assets consist primarily of employee cash advances and security deposits.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs, and minor replacements are charged to expense as incurred. Depreciation on property and equipment is recorded using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations in the period realized.
Leases
The Company accounts for leases under Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), and was adopted as of the beginning of the periods presented. The core principle of this standard is that a lessee should recognize the assets and liabilities that arise from leases, by recognizing in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In accordance with the guidance of Topic 842, leases are classified as finance or operating leases, and both types of leases are recognized on the balance sheet.
The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of December 31, 2022 and 2021, the Company has both finance and operating leases.
The Company’s right-of-use asset relates to two forklifts, which include an option to purchase at the end of the leases. Both leases had bargain purchase option that were or will be exercised. The Company’s lease agreement does not contain residual value guarantees or material restrictions or covenants.
The Company’s leases are capitalized at the present value of the minimum lease payments not yet paid. The Company uses either the rate implicit in the lease, if readily determinable, or the Company’s incremental borrowing rate for a period comparable to the lease term in order to calculate net present value of the lease liability.
Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. As of December 31, 2022, the Company had one short term operating lease for the Company’s combined office and warehouse facility located in Buford, Georgia.

Research and Development
Research and development costs for prototype scanning machines are expensed as incurred because they have no alternative future use beyond their current testing programs and therefore no economic benefit in the future. Labor costs, including salaries, employee benefits, payroll taxes, third-party contractor expenses, are expensed as incurred.
Unit-Based Compensation
The Company’s 2012 Equity Incentive Plan (the “2012 Plan”) and 2018 Equity Incentive Plan provide for noncash equity-based compensation through the grant of Series C units. In addition, the Company has issued Series B units as compensation to advisors and vendors. Unit-based compensation is based on the fair value of the member units on the grant date, as determined using an option pricing method (“OPM”). The OPM considers the various terms that would affect the distributions to each class of equity based upon the estimated total equity value of the Company on the grant date, the estimated timing of a future liquidity event including probabilities of different events occurring, the level of seniority among the different classes of securities, dividend policy, and the contractual conversion ratios. In addition, the method implicitly considers the effect of the liquidation preferences as of the estimated future liquidation event and date. Under the OPM, each class of equity is modeled as a call option with a distinct claim on the total equity value of the Company. The characteristics of each class of security, including but not limited to any liquidation preference of the preferred units, determine the class of security’s’ claim on the equity value.
Warrants
The Company accounts for warrants to purchase Series B units that are not indexed to its own membership interests as liabilities at fair value on the balance sheets. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other expense or other income on the statements of operations. Similar to unit-based compensation, the Company uses the OPM to value the Company’s warrants. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the warrants will be reclassified to additional paid-in capital.
Net loss per unit
The Company computes basic net loss per unit by dividing net loss attributable to members by the weighted average number of units outstanding. Diluted loss per unit is computed by giving effect to all potentially dilutive issuances of units using the treasury stock method for warrants and the if-converted method for convertible notes. When the Company incurs a net loss, the effect of the Company’s outstanding warrants are not included in the calculation of diluted loss per unit as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per unit are identical.
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging — Contracts in an Entity’s Own Equity (“Subtopic 815-40”), which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per unit calculations as a result of these changes. This new standard is effective for the Company’s interim and annual periods beginning January 1, 2022, and earlier adoption is permitted beginning on January 1, 2021. The Company may elect to apply the amendments on a retrospective or modified retrospective basis. The Company early adopted the new standard effective January 1, 2021 on a modified retrospective basis. The adoption had no impact on the Company’s financial statements.
With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2022, that are of significance or potential significance to the Company.

NOTE 3 — Net Loss Per Unit
The Company has issued Series A, Series B and Series C units, as discussed in Note 15 — Members’ Deficit. Series A units are entitled to a preferred rate of return and Series C units are equivalent to profits interests. Only Series B units have voting rights. All Series B and Series C units are used in the computation of net loss per unit.
The Company has issued a number of warrants, exercisable at $0.01 per unit at any time. There were 22,940,645 and 83,144,856 warrants outstanding as of December 31, 2022 and 2021, respectively. Given the nominal exercise price, penny warrants are considered to be outstanding in the context of basic earnings per share, and thus the units are included in the computation of basic and diluted earnings per unit as of December 31, 2022 and 2021. The puttable warrants associated with the Bay Point note in the amounts of 6,562,642 and 41,180,864 are anti-dilutive for the twelve months ended December 31, 2022 and 2021, respectively. Therefore, the Bay Point warrants are excluded from the calculation of diluted net loss per unit for the twelve months ended December 31, 2022 and 2021.
The following table set forth the computation of the Company’s basic and dilutive loss per unit:
	Year Ended December 31,
	2022	2021
Numerator:
Net loss	$(15,279,490)	$(11,755,720)
Dividend	(1,927,378)	(1,776,463)
Earnings available for Series B and Series C units	(17,206,868)	(13,532,183)
Denominator:
Weighted average Series B and Series C units outstanding (basic)	27,246,993	52,772,541
Dilutive effect of potential units	—	—
Weighted average Series B and Series C units outstanding (diluted)	27,246,993	52,772,541
Basic earnings per unit	$(0.63)	$(0.26)
Diluted earnings per unit	$(0.63)	$(0.26)
Series A units, some of which are redeemable and some of which are nonredeemable, are excluded from the net loss per unit calculation above as they are not participating units. Series C units are non-voting units. These units are included in the basic and diluted weighted average Series B and Series C units outstanding calculation above. Warrants are also included in the above calculation of basic and diluted weighted average Series B and Series C units outstanding because they are fully exercisable at any time by the holders. As of December 31, 2022 and 2021, there were 9,590,106 and 9,472,482 weighted average Series B units outstanding, respectively; 1,336,067 weighted average Series C units outstanding, and 16,378,002 and 41,963,992 exercisable warrants, respectively which excludes puttable warrants associated with the Bay Point note in the amounts of 6,562,642 and 41,180,864 which are anti-dilutive for the twelve months ended December 31, 2022 and 2021, respectively.
NOTE 4 — Property and Equipment, Net
Property and equipment, net consists of the following:
		Year Ended December 31,
	Estimated useful life	2022	2021
Finance lease ROU asset	4 – 5 years	$33,662	$37,221
Computers and equipment	3 – 5 years	175,011	253,359
Less: Accumulated depreciation and amortization		(95,234)	(178,528)
Property and equipment, net		$113,439	$112,052

Depreciation and amortization were $52,545 and $56,210 for the years ended December 31, 2022 and 2021, respectively. Accumulated depreciation and amortization include amortization of finance lease right-of-use (“ROU”) assets in the amount of $33,662 and $37,221 for the years ended December 31, 2022 and 2021, respectively. No assets were disposed for the year ended December 31, 2021. During the years ending December 31, 2022 and 2021, respectively, the Company focused primarily on research and development, which were expensed as incurred as the costs had no alternative future use.
NOTE 5 — Research and Development (R&D) Tax Credit Receivable
The Company accounts for Georgia R&D tax credits as current assets on its balance sheet. Georgia R&D tax credits are calculated at the time of annual state income tax filing. The Company considers R&D tax credits to be assets once the Georgia Department of Revenue approves the R&D tax credit calculation. The Company is permitted to elect to apply credits to future state employee payroll withholding or income taxes. When the Company elects to apply R&D tax credits to employee payroll withholding, application of R&D tax credits reduces the liability for employee payroll withholding for the quarter in which such tax credits are applied.
The following table summarizes the activity related to the Company’s R&D tax credits:
Balance as of January 1, 2021	$427,675
Additions for current year tax credits earned	188,508
Tax credits applied	(97,730)
Balance as of December 31, 2021	$518,453
Additions for current year tax credits earned	—
Tax credits applied	(119,735)
Balance as of December 31, 2022	$398,718
NOTE 6 — Related Party Transactions
ScanTech/IBS IP Holding Company, LLC
The Company licenses certain key intellectual property from ScanTech/IBS IP Holding Company, LLC (“ScanTech IP Holdco”). The license agreement between ScanTech IP Holdco and the Company provides for a perpetual, royalty free license and survivability in the event of a Chapter 11 bankruptcy of ScanTech IP Holdco. ScanTech IP Holdco has no employees and is a manager-managed LLC. John Redmond and Dolan Falconer are the controlling managers of ScanTech IP Holdco. As of December 31, 2022 and 2021, there were no liabilities or payables owed to ScanTech IP Holdco from the Company and there were no receivables due to the Company from ScanTech IP Holdco.
John Redmond
Azure, LLC (“Azure”) and NACS, LLC (“NACS”) have certain outstanding notes with the Company, all of which are secured by the assets of the Company.
Azure and NACS are controlled by Mr. Redmond, the Chairman of the Board of Directors. As of December 31, 2022 and 2021, the Company’s outstanding loan balances with these entities, including accrued interest, were approximately $46.9 million and $38.3 million, respectively.
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1.00 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018.
The conversion feature did not meet the definition of a derivative and did not contain a significant premium. Therefore, the Company did not account for the conversion feature separately. John Redmond also has an intercreditor agreement with the Seed financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions. The drag-along conversion rights were deemed to be a contingent conversion feature, which would not require recognition until the contingency is met. The drag-along conversion rights also did not meet the definition of a derivative.
The following table lists the accrued interest and principal balances of the notes issued to related parties associated with John Redmond, the Company’s Chairman.
	December 31, 2022			December 31, 2021
Entity	Interest Payable	Principal Payable	Total	Interest Payable	Principal Payable	Total
Azure, LLC	$860,133	$6,586,987	$7,447,120	$186,906	$3,081,987	$3,268,893
NACS, LLC	24,660,953	14,764,068	39,425,021	20,223,636	14,764,068	34,987,704
John Redmond	502,260	500,000	1,002,260	363,456	500,000	863,456
Total	$26,023,346	$21,851,055	$47,874,401	$20,773,998	$18,346,055	$39,120,053
Mr. Redmond also paid expenses on behalf of the Company which were not included as principal balance in any of Mr. Redmond’s outstanding notes. As of December 31, 2022 and 2021, Mr. Redmond’s outstanding expense advances were $0.60 million and $0.55 million, respectively and presented in the financial statement caption related parties payable in the Balance Sheet.
On October 25, 2021, the Company issued Mr. Redmond a warrant to acquire a number of membership interests equal to 3.0% of issued and outstanding Series B units at a purchase price of $0.01 per unit. On the same date, the Company issued Mr. Redmond a warrant to acquire 1.333% of issued and outstanding Series B units at a purchase price of $0.01 per unit. The Company determined that neither of the warrants were indexed to the entity’s own equity, and therefore they should not be classified as equity. As such, these warrants were accounted for as liabilities.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $601,356 and $518,074, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $400,904 and $345,382, respectively.
As of December 31, 2022 and 2021, the Company was in default on all notes held by NACS and Mr. Redmond, but not in default on the notes held by Azure.
Dolan Falconer
Mr. Falconer, the CEO of the Company, paid for certain expenses on behalf of the Company. As of December 31, 2022 In addition, the Company owes Mr. Falconer deferred compensation of $680,096 and $662,770 as of December 31, 2022 and 2021, respectively. The amounts were presented in the financial statement caption related parties payable in the Balance Sheet.
In addition, the Company owes Mr. Falconer unpaid salary, hardship bonuses and other related payroll liabilities approved by the board of directors. As of December 31, 2022 and 2021, these liabilities were $160,038 and $79,674, respectively, and presented in the financial statement caption accrued compensation in the Balance Sheet.
Ben DeCosta
Mr. DeCosta is a member of the Board of Directors of the Company. On November 17, 2017, Mr. DeCosta lent the Company a principal amount of $250,000 and the Company issued a note to

Mr. DeCosta for the principal amount of $250,000 and a stated interest rate of 15% per annum. The note matured on December 31, 2018 and was in default as of December 31, 2022 and 2021, respectively. Default interest continued to accrue at 15%. As of December 31, 2022 and 2021, total accrued interest was $284,047 and $210,086, respectively. The accrued interest and principal amounts were presented in the financial statement caption interest payable and short-term debt, net in the Balance Sheet, respectively.
Alice Wilson
Mrs. Wilson is the sister of Mr. Falconer. Mrs. Wilson has extended an expense advance on behalf of the Company. The balance of Mrs. Wilson’s expense advance as of December 31, 2022 and 2021 was $0.02 million. The amount was presented in the financial statement caption related parties payable in the Balance Sheet.
NOTE 7 — Leases
The Company adopted Topic 842 on January 1, 2021, retrospectively to the beginning of the period with no impact on retained earnings. The Company elected available practical expedients to not reassess prior conclusions about lease identification, classification, and initial direct costs of any expired or existing leases. The Company has two finance leases for forklifts, one which expired in September 2022 and the other which expires in August 2023. Both leases had bargain purchase option that were or will be exercised. The two forklift leases as of the effective date were classified as finance leases. The Company recognizes a lease liability and a right-of-use (ROU) asset for leases existing at, or entered into after, the beginning of the adoption period. The lease liability is initially and subsequently recognized based on the present value of the contract’s fixed future lease payments.
Management utilized a valuation specialist to determine the Company’s incremental borrowing rate. The valuation analysis looked at preferred return rates for the Series A units (which are a debt-like security similar to mezzanine financing) and the Company’s cost of borrowing, and adjusted for the spread between CCC and B rated corporate bonds. This resulted in an incremental borrowing rate of 16.45%.
As of December 31, 2022 and 2021, the Company had one operating lease for office and warehouse space located in Buford, Georgia, pursuant to which it pays rent of $10,475 per month. This is a verbal arrangement with month-to-month lease terms agreed to by both parties. Either party may terminate the arrangement at any time without penalty. The Company entered into a written lease subsequent to December 31, 2022.
Components of lease expense are as follows:
	Year Ended December 31,
	2022	2021
Amortization of ROU Assets – finance leases	$9,305	$9,601
Interest on lease liabilities – finance leases	1,886	3,541
Short-term lease cost	125,700	125,700
Total lease cost	$138,842	$136,891
Supplemental balance sheet information related to leases is as follows:
	Year Ended December 31,
	2022	2021
Finance lease right-of-use assets, gross	$33,662	$37,221
Accumulated amortization	(28,503)	(22,756)
Finance lease right-of-use assets, net	5,159	14,464
Finance lease liabilities, current portion	6,355	10,633
Finance lease liabilities, less current portion	—	6,355
Total financing lease liabilities	$6,355	$16,988

	Year Ended December 31,
	2022	2021
Weighted Average Lease Term – Finance Leases	0.61 years	1.55 years
Weighted Average Discount Rate – Finance Leases	16.45%	16.45%
Future minimum lease payments under the Company’s non-cancelable finance leases were $19,171 and $6,651 as of December 31, 2022 and 2021, respectively. As of December 31, 2022, the weighted average lease term was 0.61 years, which was less than 1.55 years as of December 31, 2021 because a finance lease ended in August 2023.
NOTE 8 — Federal Tax Liability, Penalties and Interest
From the first quarter of 2017 through December 31, 2022, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $4.63 million and $3.68 million as of December 31, 2022 and 2021, respectively. The Company has devised and intends to implement a plan to become compliant in its obligations, including hiring appropriate counsel, preparing and filing appropriate historical filings, making payments, and engaging in discussions with appropriate parties, including the IRS.
As of the date of this filing, the Company had not made additional payments to the IRS related to amounts withheld from employee wages and other related taxes. For more information please see Note 17 — Subsequent Events.
NOTE 9 — Unit-Based Compensation
The 2012 Plan has an aggregate authorized limit of 15% of Series C units outstanding at any given time.
As of December 31, 2022 and 2021, there were 1,670,724 units of Series C membership interests authorized and 1,336,067 units of Series C membership interests issued and outstanding.
No units were awarded under the 2012 Plan in the years ended December 31, 2022 and 2021.
The following table presents a summary regarding Series B units issued as compensation to advisors and vendors:
	Total Units	Weight-Average Grant Date Fair Value Per Unit	Unit-Based Compensation Expense
Nonvested at December 31, 2020	—	—	—
Granted	—	—	—
Vested	—	—	—
Nonvested at December 31, 2021	—	—	—
Granted	353,203	0.01	—
Vested	(117,624)	0.01	$17,395
Nonvested at December 31, 2022	235,580	0.0	$41,085
As of December 31, 2022 and 2021, unrecognized unit-based compensation expenses were $41,085 and $0, respectively. Recognized unit-based compensation expenses were $17,395 and $0, respectively.
During the year ended December 31, 2022 and 2021, no Series C units were awarded to employees or members of the management team.
NOTE 10 — Fair Value Measurements
Derivative Instruments:   Derivative instruments that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.

Warrant Liabilities:   Warrant liabilities that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2022 and 2021, and indicates the fair value hierarchy of the valuation inputs the Company utilized.
	Year Ended December 31,
Description	Level	2022	2021
Liabilities
Warrant liabilities	3	$5,652,553	$3,778,895
Derivative liabilities	3	$1,572,078	$1,290,233
The Company has determined that the warrants associated with notes are subject to treatment as a liability, as the warrants for units of the Company are not indexed to its own membership interests. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other expense on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the warrants will be reclassified to additional paid-in capital.
NOTE 11 — Debt and Warrant Liabilities
All of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the balance sheet, other than notes issued to Azure, a certain service provider and Bay Point Capital Partners, LP (“Long Term Debt”). Long Term Debt amounted to $6,621,457 and $3,081,987 of aggregate principal and accrued interest as of December 31, 2022 and 2021, respectively. Interest expense includes the interest on the notes and amortization of any original issue discounts, which includes debt issuance costs and the relative fair value of warrants issued contemporaneously with certain notes.
All of our indebtedness is secured by a continuing security interest in all of our property and assets.
The following table provides a summary of the Company’s long-term and short-term debt:
			For the Year Ended December 31,
	Maturities	Effective Rate	2022	2021
Seaport notes	2023	12.00%	4,681,000	4,331,000
John Redmond notes	2018 – 2024	12.00% – 14.50%	21,851,055	18,346,055
Catalytic note	2020	12.00%	1,421,633	1,421,633
Bay Point note	2023	15.00%	670,000	670,000
Seed financing notes	2016 – 2024	12.00%	$6,424,145	$6,372,712
Total Principal			$35,047,833	$31,141,400
Unamortized discount, including debt issuance costs			(148,890)	(297,778)
Accrued interest (compounded)			37,979,648	29,448,922
Total debt			$72,878,591	$60,292,544
Reported as:
Short-term debt			$66,257,134	$57,210,557
Long-term debt			6,621,457	3,081,987
Total			$72,878,591	$60,292,544

John Redmond notes
NACS notes
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). Principal and accrued interest may be prepaid in whole or in part at any time without penalty. The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018. FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company identified certain conversion features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required as the net settlement provision was not met.
Principal and accrued interest on the note as of December 31, 2022 and 2021 was $28,782,947 and $25,543,404, respectively.
Azure notes
The Company has issued multiple notes to Azure, which is an affiliate of and controlled by John Redmond:
			Principal and Accrued Interest For the Year Ended December 31,
Issuance date	Maturity	Interest Rate	2022	2021
January 1, 2021	March 31, 2024	12.00%	$874,339	$776,728
January 1, 2021	March 31, 2024	12.00%	4,020,239	1,157,340
October 25, 2021	March 31, 2024	14.50%	474,391	410,715
October 25, 2021	March 31, 2024	14.50%	1,067,379	924,109
October 01, 2022	March 31, 2024	14.50%	1,010,773	—
Assumed notes
On September 12, 2012, the company issued to another party a note with a principal balance of $3,270,119, an interest rate of 8% per annum, a default interest rate of 12% and a maturity date of December 31, 2018. The note was subsequently acquired from the original noteholder by NACS. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $10,642,073 and $9,444,300, respectively.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01. Mr. Redmond may exercise the warrant at any time and from time to time, in whole or in part (but not as to a fractional unit). If at any time any of the principal and interest outstanding on the senior secured promissory notes issued by the Company and held by NACS is converted into any equity membership interests in the Company, the warrant will be deemed to have opted to exercise, without any further action on its part, the same proportionate amount of this warrant as that portion of the NACS notes converted by NACS. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $601,356 and $518,074, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $400,904 and $345,382, respectively.

Seaport notes
On July 17, 2019, the Company issued a note to Seaport Group LLC Profit Sharing Plan (“Seaport”) with an interest rate of 12% and a maturity date of August 31, 2019. As subsequently amended, the note provides for a maximum principal amount of $4,500,000. As amended, the note contains a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000. Pursuant to an intercreditor agreement, Seaport note is senior in priority of payment to notes issued to NACS and John Redmond. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $6,252,014 and $5,360,842, respectively.
This note was subsequently amended and restated. See Note 17 — Subsequent Events.
Catalytic note and warrant
On January 23, 2019, the Company issued a note to Catalytic Holdings I LLC (“Catalytic”) with an interest rate of 12.0% accruing from March 15, 2019, a principal amount of $1,080,000 and a maturity date of April 30, 2019. The principal amount of this note is subject to a 20% original issue discount. As a result, the Company received cash in the amount of $900,000. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $1,983,322 and $1,850,723, respectively.
In January 2019, the Company also issued a warrant to Catalytic. As amended, the warrant entitles Catalytic to purchase 2.0% of the units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the warrant issue date.
Subsequent to December 31, 2022, Catalytic received a judgement against the Company. See Note 17 —  Subsequent Events.
Bay Point note and warrant
On August 22, 2018, the Company issued a promissory note to Bay Point Capital Partners, LP (“Bay Point”), with an interest rate of 15%, a default interest rate of 20%, a principal amount of $670,000 and a maturity date of December 1, 2023. Principal and accrued interest on the note as of December 31, 2022 and 2021 was $1,080,210 and $669,644, respectively. The Bay Point note is in default.
On August 22, 2018, John Redmond executed an unconditional guaranty of payment agreement with Bay Point. For and in consideration of $10.00, John Redmond unconditionally and irrevocably guaranty to Bay Point the complete payment of the principal in the amount of $420,000 and all other obligations of the Company to Bay Point under the terms of the note or any other documents evidencing, securing or otherwise relating to the note.
In July 2019, the Company issued Bay Point a warrant to purchase 3.5% of the Series B units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the issue date. The warrant may also be converted, in whole or in part, into a number of units (rounded down to the nearest whole number) equal to (i) the fair market value of the warrant or portion thereof being converted divided by (ii) (A) 70% of the most recent pre-money Company valuation that pertains to securities issued in exchange for raising capital, divided by (B) all issued and outstanding Company units or securities at the time the warrant is converted to units. Bay Point has a right to put the warrants to the Company at any time.
Seed financing notes
The Company obtained financing from individual lenders in a principal amount of approximately $6.4 million and issued notes to said lenders with stated interest rates between 7.8% and 12% and default interest rates between 15% and 18% between 2014 and 2022. Each noteholder has a continuing security interest in all of the Company’s property and assets. All such notes were in default as of December 31, 2022 and 2021, except for a note with a noteholder with a small outstanding amount that matures on September 30, 2024.
Contemporaneously with the issuance of the seed financing notes, the Company issued warrants to purchase Series B units at an exercise price of $0.01 per unit. The warrants typically expire ten years after issuance, and are each exercisable for up to approximately 3.0% of the total issued and outstanding Series B units. See Note 15 — Members’ Deficit for further discussion of Series B warrants.
John Redmond also has an intercreditor agreement with the Seed Financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions.
NOTE 12 — Commitments and Contingencies
From time to time, we may be subjected to claims or lawsuits which arise in the ordinary course of business, including the matters described below. Estimates for resolution of legal and other contingencies are accrued when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies.
Tax Matters
From the first quarter of 2017 until and including the second quarter of 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $4.63 million and $3.68 million as of December 31, 2022 and 2021, respectively.
The Company is subject to a state tax lien from the State of Georgia, Gwinnett County, for the tax years 2019 to 2022, for a total lien amount of $71,486. These liens are secured by business inventory and equipment. The Company intends to settle this amount in full.
The Company is subject to a city tax lien from the City of Buford, Georgia, for the tax years 2018 and 2019, and 2022, in the amounts of $975, $9,955 and $403, respectively.
Charging Order
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security. The Charging Order specifically mandated that [a]ll distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, PC (“EBG”) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest. EBG was legal counsel to ScanTech Holdings and ScanTech Security, two entities that are not related parties for disclosure purposes but have common ownership with ScanTech.
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2023, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including stock or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to (“York Capital) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of December 31, 2022 or 2021. Between 2.5% – 5.0% of proceeds of the Business Combination may be due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
The Company also has various agreements with Taylor Freres Americas or its affiliates (“Taylor Freres”), a financial advisor, that may require payments to be made to Taylor Freres in connection with the consummation of the business combination. The Company is unable to determine the amount of such obligations as of the date hereof.
NOTE 13 — Income Taxes
The Company is a limited liability company is treated as a partnership for federal and state tax return purposes, which the responsibility for determining and paying income tax is passed through to its members. The Company analyzes its tax filing positions for all open tax years in all of the U.S. federal, state and local tax jurisdictions where it is required to file income tax returns.
Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.
NOTE 14 — Series A Units
Series A Units
As of December 31, 2022 and 2021, the Company had 9,965,000 Series A units authorized and outstanding with a stated value of $1 per unit. Series A Units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder.
Mezzanine Classification
Series A units held by NACS are redeemable at any time if the company has not carried out either a Qualified IPO or Change of Control (as defined in the ScanTech Operating Agreement). These Series A units are classified as “mezzanine” and are accounted for under the ASC accounting topics as Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. S99-3A(2) of the SEC’s Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder or

(iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268, an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. If the Company has not carried out either a qualified IPO or a change of control within five years after the date of the NACS Purchase Agreement, which was dated August 2013, NACS may require the Company to redeem any portion of its Series A Units at any time. Accordingly, as the contingent redemption is not solely in control of the Company, the Company determined that the Series A units should be treated as mezzanine equity.
Liquidation Preference
The Series A units rank, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company’s Series B and C units and (ii) junior in priority of payment to the Company’s creditors.
Voting
The Series A units confer no voting rights, except as otherwise required by applicable law.
Other Accounting Matters
The Company has adopted Accounting Standards Update 2020-06 (“ASU 2020-06”), effective January 1, 2021. The provisions of ASU 2020-06 prohibit the recognition of a beneficial conversion feature on preferred shares or units issued after the adoption of the ASU.
FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company performed an evaluation and determined the Series A and the host instrument is more akin to equity. The Company identified certain embedded redemption features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required.
Dividends on redeemable Series A units are included in Accumulated Deficit and accrued in Series A units subject to possible redemption.
As of December 31, 2022 and 2021, the Company had Series A units subject to possible redemption of $24,651,442 and $22,767,437, respectively. This includes the original investment in the amount of $10,000,000.
NOTE 15 — Members’ Deficit
Series A Units
The Company has 245,300 units of Series A membership interest authorized and outstanding as of December 31, 2022 and 2021. Series A units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder, and such holder shall receive priority in distributions with respect to such preferred return. Holders of the Series A units are not entitled to vote on, or consent to, any matter reserved for vote, or presented for vote, of the members. Series A units are not entitled to receive any distributions other than the preferred return and a return of the capital contributions. Accrued dividends on Series A units are included in Accumulated Deficit and accrued in Dividend Payable.
As of December 31, 2022 and 2021, the Company had accrued dividends payable to Series A unitholders of $329,077 and $285,252, respectively.
Series B Units
The Company has authorized 93,051,683 Series B units. The Series B units entitle the holder to receive a proportionate unit of all distributions after payment of the preferred return and the return of capital on the Series A units.

As of December 31, 2022 and 2021, the Company had 9,563,065 and 9,472,482 Series B units outstanding, respectively.
Series C Units
The Series C units are “profits interests” granted to directors, employees and consultants from time to time under the 2012 Plan. Holders of the Series C units do not have voting rights. A number of Series C units equal to fifteen percent (15%) of the total outstanding Series B units and Series C units are reserved for grants under the plan. The allocation and vesting terms of grants of Series C units are determined by the Board of Directors.
As of December 31, 2022 and 2021, there were 1,670,724 and 1,655,064 units of Series C membership interests authorized, respectively, and 1,336,067 units of Series C membership interests issued and outstanding.
Warrants and Options
The Company has issued warrants in connection with notes issued between 2014 and 2021. Each warrant entitles the holder to one Series B unit at an exercise price of $0.01 per unit.
Pursuant to a note issued to Seaport in October 2019, as subsequently amended, Seaport has an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000. This note was subsequently amended. See Note 17 — Subsequent Events.
As of December 31, 2022 and 2021, the Company had 22,940,645 and 83,144,856 warrants outstanding, respectively. See Note 11 — Debt and Warrant Liabilities, for further discussion of warrants.
NOTE 16 — PPP Loan
The Company received a PPP loan of $300,700 on May 15, 2020, with an interest rate of 1% and a term of two years. The Company received another PPP loan of $279,245 on March 4, 2021 with an interest rate of 1% and a term of five years. The first PPP loan, with accrued interest of $3,976, was forgiven on September 8, 2021. The second PPP loan, with accrued interest in the amount of $2,202.93, was forgiven on December 15, 2021. As of December 31, 2021, the Company has no liabilities for PPP loans.
NOTE 17 — Subsequent Events
Seaport Loan Agreement
On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for new principal loan amount of $7,853,008, a maximum loan amount of $10,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised or the principal and accrued interest of the Seaport Note are paid in full.
Catalytic Judgment
On May 18, 2023, Catalytic Holdings I LC was awarded summary judgement against the Company in Company Kings County New York state court. On July 14, 2023, Catalytic noticed ScanTech that it would be presenting the court a proposed order for settlement of its summary judgement, scheduled with the court on August 7, 2023. The proposed order was in the amount of $1,563,796 in satisfaction of Catalytic’s indebtedness with the Company. On September 7, 2023, the court granted Catalytic both the order and judgement amount of $1,563,796 plus accruing interest at a rate of 12% per annum from October 6, 2020, which is consistent with the balances recorded in the Company’s balance sheets.

Business Combination
On September 8, 2023, the Company signed a definitive Business Combination Agreement with Mars Acquisition Corp. (Nasdaq: MARX). The combined company is expected to have an estimated post-transaction enterprise value of $110 million, consisting of an estimated equity value of $197.5 million and $48 million in net cash, assuming no redemptions by Mars’ public shareholders. Net cash will come from Mars’ approximately $72 million of cash in trust (assuming no shareholder redemptions).
Seaport Notes
Subsequent to the balance sheet date, the Company received additional funding from Seaport through November 9, 2023 to fund its working capital.
Scantech IPHoldCo License Agreement
Subsequent to the balance sheet date, the Company and Scantech IPHoldCo amended the license agreement such that in the event of a material default in the license agreement, the Company has the ability to immediately take over board control of Scantech IPHoldCo.
Federal Payroll Tax Liability
Subsequent to December 31, 2022, the Company had not made additional payments towards its federal payroll tax liability.
NOTE 18 — Unaudited Subsequent Events
Federal Payroll Tax Liability
Subsequent to the completion of the Company’s audit for the years ended December 31, 2022 and 2021, the Company, through its tax counsel, has been in contact with the Internal Revenue Service and has engaged with the IRS to begin to resolve the issue. The Company met its payroll obligations for the quarters ending September 30, 2023 and December 31, 2023 and continues to remain current in its payroll tax obligations.
Purchase Order
On October 10, 2023, the Company received its initial purchase order from Visiontec Systems (“Visiontec”), a Canadian distributor, for the provision of ScanTech’s Sentinel fixed gantry units to a nuclear facility in Ontario. Per the terms of the purchase order, ScanTech was to receive 30% of the Purchase Order value within 10 days of the order being placed, then another 60% per unit once each unit is shipped, on net 30 terms, and the final 10% once the customer installed and accepted the units, also on net 30 terms. On November 17, 2023, ScanTech and Mars publicly announced this transaction. On November 20, 2023, ScanTech received its initial 30% of the purchase order value, or approximately $1 million.

Financial Statements for The Nine Months Ended September 30, 2023

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
BALANCE SHEETS (UNAUDITED)
	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$35,189	$92,975
Prepaid expenses	131,893	32,356
R&D tax credit receivable	307,158	398,718
Other current assets	175,523	163,215
Total current asset	649,763	687,264
Property and equipment, net	84,706	113,439
Total Assets	$734,469	$800,703
LIABILITIES AND MEMBERS’ DEFICIT
Current liabilities:
Accounts payable	$3,496,671	$2,141,689
Accrued expenses and other current liabilities	197,030	222,648
Accrued compensation	1,721,704	2,000,783
Accrued federal tax liability, penalties and interest	5,346,933	4,628,681
Interest payable	12,109,106	11,672,255
Interest payable to related parties	30,952,696	26,307,393
Dividend payable	364,115	329,077
Derivative liabilities	3,177,897	1,572,078
Warrant liabilities	19,773,133	5,652,553
Related parties payable	864,965	750,872
Short-term debt, net	18,884,259	12,763,418
Short-term debt from related parties, net	22,346,055	15,514,068
Short-term finance lease liabilities	—	6,356
Total current liabilities	119,234,564	83,561,871
Long-term debt, net	—	34,470
Long-term debt from related parties, net	—	6,586,987
Total Liabilities	119,234,564	90,183,328
Commitments and contingencies (Note 12)
Series A units subject to possible redemption, 9,965,000 units at a redemption value of $2.63 per unit and $2.47 per unit as of September 30, 2023 and December 31, 2022, respectively	26,158,166	24,651,442
Members’ deficit
Series A units, 245,300 units authorized, 245,300 units issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	—
Series B units, 93,051,683 units authorized, 9,906,827 and 9,563,065 units issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	—
Series C units, 1,748,264 units authorized, 1,584,327 and 1,336,067 units issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	—	—
Accumulated deficit	(144,658,261)	(114,034,067)
Total members’ deficit	(144,658,261)	(114,034,067)
Total liabilities and members’ deficit	$734,469	$800,703
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF OPERATIONS (UNAUDITED)
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Operating expenses:
General and administrative expenses . . . .	$2,142,614	$392,401	$3,523,739	$1,184,402
Research and development expenses . . . .	778,680	701,652	2,464,306	2,143,513
Depreciation and amortization . . . . . . . .	8,668	12,769	28,733	35,805
Total operating expenses . . . . . . . . . .	2,929,962	1,106,822	6,016,778	3,363,720
Loss from operations . . . . . . . . . . . . . . .	(2,929,962)	(1,106,822)	(6,016,778)	(3,363,720)
Other income (expense):
Interest expense . . . . . . . . . . . . . . . .	(2,627,510)	(2,116,956)	(7,427,555)	(6,077,145)
Change in fair value of derivative liabilities	281,783	(84,071)	(1,605,819)	(144,487)
Change in fair value of warrant liabilities	(2,638,645)	(982,829)	(14,120,580)	(1,994,998)
Gains from extinguishment of debt . . . .	—	—	—	9,712
Total other income (expense): . . . . . .	(4,984,372)	(3,183,856)	(23,153,954)	(8,206,918)
Net loss	$(7,914,334)	$(4,290,678)	$(29,170,732)	$(11,570,638)
Net loss per unit:
Basic and diluted	$(0.13)	$(0.16)	$(0.48)	$(0.44)
Weighted average number of units:
Basic and diluted	64,319,210	29,276,569	64,024,061	29,248,123
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF MEMBERS’ DEFICIT (UNAUDITED)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
Three Months Ended September 30, 2023	Nonredeemable Units	Amount	Units	Amount	Units	Amount
Balance as of June 30, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(136,199,667)	$(136,199,667)
Adjustment to shareholder receivables	—	—	—	—	—	—	(8,382)	—	(8,382)
Stock-based compensation	—	—	—	—	—	—	(6,109)	—	(6,109)
Preferred A Unit dividend	—	—	—	—	—	—	14,491	(544,261)	(529,770)
Net loss	—	—	—	—	—	—	—	(7,914,334)	(7,914,334)
Balance as of September 30, 2023	245,300	—	9,906,827	—	1,584,327	—	$—	$(144,658,261)	$(144,658,261)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
Three Months Ended September 30, 2022	Nonredeemable Units	Amount	Units	Amount	Units	Amount
Balance as of June 30, 2022	245,300	$—	9,530,587	$—	1,336,067	$—	$—	$(105,057,113)	$(105,057,113)
Adjustment to shareholder receivables	—	—	—	—	—	—	(5,460)	—	(5,460)
Stock-based compensation	—	—	28,847	—	—	—	288	—	288
Preferred A Unit dividend	—	—	—	—	—	—	5,172	(494,597)	(489,425)
Net loss	—	—	—	—	—	—	—	(4,290,678)	(4,290,678)
Balance as of September 30, 2022	245,300	—	9,559,434	—	1,336,067	—	$—	$(109,842,388)	$(109,842,388)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
Nine Months Ended September 30, 2023	Nonredeemable Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2022	245,300	$—	9,590,106	$—	1,336,067	$—	$—	$(114,034,065)	$(114,034,065)
Adjustment to shareholder receivables	—	—	—	—	—	—	(11,067)	—	(11,067)
Stock-based compensation	—	—	316,722	—	248,260	—	99,365	—	99,365
Preferred A Unit dividend	—	—	—	—	—	—	(88,298)	(1,453,464)	(1,541,762)
Net loss	—	—	—	—	—	—	—	(29,170,732)	(29,170,732)
Balance as of September 30, 2023	245,300	$—	9,906,827	$—	1,584,327	$—	$—	$(144,658,261)	$(144,658,261)
	Series A Preferred Nonvoting Units		Series B Units		Series C Profit Interest Nonvoting		Additional Paid-In Capital	Accumulated Deficit	Members’ Deficit
Nine Months Ended September 30, 2022	Nonredeemable Units	Amount	Units	Amount	Units	Amount
Balance as of December 31, 2021	245,300	$—	9,472,482	$—	1,336,067	$—	$—	$(96,838,427)	$(96,838,427)
Adjustment to shareholder receivables	—	—	—	—	—	—	(5,715)	—	(5,715)
Stock-based compensation	—	—	86,952	—	—	—	870	—	870
Preferred A Unit dividend	—	—	—	—	—	—	4,846	(1,433,323)	(1,428,477)
Net loss	—	—	—	—	—	—	—	(11,570,638)	(11,570,638)
Balance as of September 30, 2022	245,300	$—	9,559,434	$—	1,336,067	$—	$—	$(109,842,388)	$(109,842,388)
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
STATEMENTS OF CASH FLOWS (UNAUDITED)
	Nine Months Ended September 30,
	2023	2022
OPERATING ACTIVITIES
Net loss	$(29,170,732)	$(11,570,638)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	28,733	35,805
Unit-based compensation expense	99,365	870
Gain from extinguishment of debt	—	(9,712)
Interest expense	111,962	113,242
Change in fair value of derivatives	1,605,819	144,488
Change in fair value of warrants	14,120,580	1,994,999
Change in operating assets and liabilities:
R&D tax credit receivable	91,560	58,296
Prepaid and other current assets	(111,845)	(41,746)
Accounts payable	1,354,982	121,852
Accrued liabilities	(25,616)	(23,452)
Accrued compensation	(279,078)	(304,628)
Accrued federal tax liability, penalties and interest	718,252	743,250
Interest payable	2,601,594	2,087,273
Interest payable to related parties	4,645,303	3,876,631
Payable to related parties	114,093	46,911
Net cash (used in) operating activities	(4,095,028)	(2,726,559)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	—	(35,952)
Net cash (used in) investing activities	—	(35,952)
FINANCING ACTIVITIES
Proceeds from loans	4,070,110	2,768,000
Principal payments on finance lease liabilities	(6,650)	(9,669)
Repayment of loans	(15,150)	—
Adjustment to shareholder receivables	(11,068)	(5,715)
Net cash provided by financing activities	4,037,242	2,752,616
Net (decrease) in cash during period	(57,786)	(9,896)
Cash, beginning of period	92,975	16,010
Cash, end of period	$35,189	$6,114
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES
Conversion of interest payable to debt	$2,164,743	$—
The accompanying notes are an integral part of these financial statements.

SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
NOTE 1 — Description of Organization and Business Operations
Organization and Nature of Operations
ScanTech Identification Beam Systems, LLC (the “Company”), formed in 2011, is developing and deploying security screening systems that protect travelers and other members of the public from criminals, terrorists and other bad actors. It has developed a proprietary Computed Tomography scanning system that uses fixed-gantry technology to detect explosives, weapons, narcotics and other contraband.
Since inception, the Company’s operations have been focused primarily on research and development, product testing, sales and marketing, as well as raising capital to support its domestic and international certification efforts.
On September 8, 2023, the Company signed a definitive Business Combination Agreement with Mars Acquisition Corp. (Nasdaq: MARX). The combined company is expected to have an estimated post-transaction enterprise value of $110 million.
Concurrently with the execution of the Business Combination Agreement, certain directors, officers and security holders of ScanTech Units entered into Lock-Up Agreements with Pubco and Mars with respect to Pubco Common Stock to be held by such persons immediately following the Closing, pursuant to which, each such person agreed not transfer any Lock-Up Shares for a period of six (6) months after the Closing (subject to early release if Pubco consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), on the terms and subject to the conditions set forth in the Lock-Up Agreements. The Lock-Up Agreements will become effective only at the Closing. Notwithstanding the foregoing, the lock-up restrictions will be released in the event that the closing price of the Pubco Common Stock on Nasdaq (or other principal stock exchange or quotation service on which such shares then trade) following the Closing equals or exceeds $12.00 per share for any 20 out of 30 consecutive trading days.
Going Concern Consideration
As of September 30, 2023, the Company had $35,189 in cash, a significant working capital deficit of $118,584,801 and accumulated deficit of $144,658,261. For the nine months ended September 30, 2023, the cash flow used in operating activities was $4,095,028. The Company has no revenue as of the balance sheet date. The Company’s business plan is dependent on several factors, including securing customer agreements, achieving the Transportation Safety Administration’s APSS 6.2 certification, of which are uncertain to occur, and raising capital to fund operations. On September 8, 2023, the Company signed a business combination agreement (“Merger Agreement”) with Mars Acquisition Corp., (“Mars”), a special purpose acquisition company. The Company’s strategic plan includes its business combination with Mars to assist the Company in its efforts to raise capital and grow its business.
The Company expects to continue to incur significant expenditures in pursuit of its growth, merger and capital raising plans and there are no assurances that any of those plans will be successful.
As discussed in Note 11, most of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the balance sheet. Our operating losses raise substantial doubt about our ability to continue as a going concern for one year from the date the financial statements are issued or available to be issued.
We currently have almost no cash resources and significantly greater current liabilities than current assets. For 30 months, the majority of our funding has been advances from Seaport Group LLC Profit Sharing Plan (“Seaport”). Should Seaport cease to make such advances prior to us obtaining other sources of financing sufficient to pay its expenses and current liabilities, we would be unable to continue in business.
Historically, we have financed operations primarily through cash generated from debt offerings and equity raises. Our primary short-term requirements for liquidity and capital are to fund general working capital and capital expenditures. Our principal long-term working capital uses primarily include research and development expenses and operational payroll.
As of September 30, 2023 and December 31, 2022, our cash balance was $0.04 million and $0.09 million, respectively. Our liquidity needs will be dependent both on the performance of our business and on the amount of proceeds we realize through the Business Combination. If we do not realize sufficient proceeds from the Business Combination to carry out our business plan or if our business does not perform as we expect, we may be required to pursue additional financing or take other measures to improve our liquidity. See “Risk Factors — ScanTech may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.”
As a result of the foregoing, Management has determined that there is substantial doubt about the Company’s ability to continue as a going concern for one year from the date from the date the financial statements are issued or available to be issued.
NOTE 2 — Summary of Significant Accounting Policies
Basis of Presentation
The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as determined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).
Emerging Growth Company
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when an accounting standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised accounting standard at the time private companies adopt the new or revised standard.
Changes in Accounting Policies
The Company has consistently applied the accounting policies described in this Note 2 to all periods presented in these financial statements, except for the Company’s adoption of certain accounting standards described in more detail under “Recently adopted accounting pronouncements” in this Note 2 below.
Risks and Uncertainties
The Company is currently in the development stage and has not yet commenced principal operations or generated revenue. The development of the Company’s projects is subject to a number of risks and uncertainties including, but not limited to, the receipt of the necessary permits and regulatory approvals, the availability and ability to obtain the necessary financing for the construction and development of projects.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
Cash and cash equivalents
The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash deposits with major financial institutions under the FDIC limit. There were no cash equivalents as of September 30, 2023 and December 31, 2022.
Fair Value Measurement
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:
Level 1
Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.

Level 2
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets and liabilities.

Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities.

Assets and liabilities measured at fair value are classified based on the lowest level of input that is significant to the fair value measurement. The Company reviews the fair value hierarchy classification on an as needed basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy. The Company recognizes transfers into and out of levels within the fair value hierarchy in the appropriate period in which the actual event or change in circumstances that caused the transfer to occur.
Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepaid expenses and other current assets, R&D tax credit receivable, accounts and other payables, accrued expenses, related parties payable, short-term bank borrowings, and current finance lease liabilities, approximate their recorded values due to their short-term maturities.
Prepaid expenses and other current assets
Prepaid expenses consist primarily of prepaid insurance premiums. Other current assets consist primarily of employee cash advances and security deposits.
Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Maintenance, repairs, and minor replacements are charged to expense as incurred. Depreciation on property and equipment is recorded using the straight-line method over the estimated useful lives of the related assets. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the accompanying statements of operations in the period realized.

Leases
The Company accounts for leases under Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), and was adopted as of the beginning of the periods presented. The core principle of this standard is that a lessee should recognize the assets and liabilities that arise from leases, by recognizing in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. In accordance with the guidance of Topic 842, leases are classified as finance or operating leases, and both types of leases are recognized on the balance sheet.
The Company recognizes right-of-use assets and lease liabilities for leases with terms greater than 12 months. Leases are classified as either finance or operating leases. This classification dictates whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. As of September 30, 2023, the Company has only an operating lease. As of December 31, 2022, the Company has both finance and operating leases.
The Company’s right-of-use asset relates to two forklifts, which include an option to purchase at the end of the leases. Both leases had bargain purchase options that were or will be exercised. The Company’s lease agreement does not contain residual value guarantees or material restrictions or covenants.
The Company’s leases are capitalized at the present value of the minimum lease payments not yet paid. The Company uses either the rate implicit in the lease, if readily determinable, or the Company’s incremental borrowing rate for a period comparable to the lease term in order to calculate net present value of the lease liability.
Short-term leases (leases with an initial term of 12 months or less or leases that are cancelable by the lessee and lessor without significant penalties) are not capitalized but are expensed on a straight-line basis over the lease term. The Company has one short term operating lease for the Company’s combined office and warehouse facility located in Buford, Georgia as of September 30, 2023.
Research and Development
Research and development costs for prototype scanning machines were expensed as incurred because they have no alternative future use beyond their current testing programs and therefore no economic benefit in the future. Labor costs, including salaries, employee benefits, payroll taxes, third-party contractor expenses, were expensed as incurred.
Unit-Based Compensation
The Company’s 2012 Equity Incentive Plan (the “2012 Plan”) and 2018 Equity Incentive Plan provide for noncash equity-based compensation through the grant of Series C units. In addition, the Company has issued Series B units as compensation to advisors and vendors. Unit-based compensation is based on the fair value of the member units on the grant date, as determined using an option pricing method (“OPM”). The OPM considers the various terms that would affect the distributions to each class of equity based upon the estimated total equity value of the Company on the grant date, the estimated timing of a future liquidity event including probabilities of different events occurring, the level of seniority among the different classes of securities, dividend policy, and the contractual conversion ratios. In addition, the method implicitly considers the effect of the liquidation preferences as of the estimated future liquidation event and date. Under the OPM, each class of equity is modeled as a call option with a distinct claim on the total equity value of the Company. The characteristics of each class of security, including but not limited to any liquidation preference of the preferred units, determine the class of security’s’ claim on the equity value.
Net loss per unit
The Company computes basic net loss per unit by dividing net loss attributable to members by the weighted average number of units outstanding. Diluted loss per unit is computed by giving effect to all potentially dilutive issuances of units using the treasury stock method for warrants and the if-converted method for convertible notes. When the Company incurs a net loss, the effect of the Company’s outstanding warrants and convertible notes are not included in the calculation of diluted loss per unit as the effect would be anti-dilutive. Accordingly, basic and diluted net loss per unit are identical.

Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (“Subtopic 470-20”) and Derivatives and Hedging — Contracts in an Entity’s Own Equity (“Subtopic 815-40”), which simplifies the accounting for certain convertible instruments, amends the guidance on derivative scope exceptions for contracts in an entity’s own equity, and modifies the guidance on diluted earnings per unit calculations as a result of these changes. This new standard is effective for the Company’s interim and annual periods beginning January 1, 2022, and earlier adoption is permitted beginning on January 1, 2021. The Company may elect to apply the amendments on a retrospective or modified retrospective basis. The Company early adopted the new standard effective January 1, 2021 on a modified retrospective basis. The adoption had no impact on the Company’s financial statements.
With the exception of the new standards discussed above, there have been no other recent accounting pronouncements or changes in accounting pronouncements during the period ended September 30, 2023, that are of significance or potential significance to the Company.
NOTE 3 — Net Loss Per Unit
The Company has issued Series A, Series B and Series C units, as discussed in Note 15 — Members’ Deficit. Series A units are entitled to a preferred rate of return and Series C units are equivalent to profits interests. Only Series B units have voting rights. All Series B and Series C units are used in the computation of net loss per unit.
The Company has issued a number of warrants, exercisable at $0.01 per unit at any time. There were 77,160,317 and 26,336,401 warrants outstanding as of September 30, 2023 and 2022, respectively. Given the nominal exercise price, penny warrants are considered to be outstanding in the context of basic earnings per share, and thus the units are included in the computation of basic and diluted earnings per unit as of September 30, 2023 and 2022. However, the puttable warrants associated with the Bay Point note in the amounts of 24,332,262 and 7,942,806 are anti-dilutive for the three and nine months ended September 30, 2023 and 2022, respectively. Therefore, the Bay Point warrants are excluded from the calculation of diluted net loss per unit for the three and nine months ended September 30, 2023 and 2022, respectively.
The following table sets forth the computation of the Company’s basic and diluted loss per unit:
	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Numerator:
Net loss	$(7,914,334)	$(4,290,678)	$(29,170,732)	$(11,570,638)
Dividend	$(529,770)	$(489,425)	$(1,541,762)	$(1,428,477)
Earnings available for Series B and Series C units	(8,444,104)	(4,780,103)	(30,712,494)	(12,999,115)
Denominator:
Weighted average Series B and Series C units outstanding (basic)	64,319,210	29,276,569	64,024,061	29,248,123
Dilutive effect of potential membership units	—	—	—	—
Weighted average Series B and Series C units (diluted)	64,319,210	29,276,569	64,024,061	29,248,123
Series A units, some of which are redeemable and some of which are nonredeemable, are excluded in the net loss per unit calculation above as they are not participating units. Series C units are non-voting units. These units are included in the basic and diluted weighted Series B units and Series C units outstanding calculation above. Warrants are also included in the above calculation of basic and diluted weighted average Series B units and Series C units outstanding because they are fully exercisable at any time by the holders.

For the three months ended September 30, 2023 and 2022, there were 9,906,827 and 9,546,907 weighted average series B units, respectively, 1,584,327 and 1,336,067 weighted average series C units, respectively, and 52,828,056 and 18,393,595 exercisable warrants, respectively.
For the nine months ended September 30, 2023 and 2022, there were 9,748,995 and 9,518,461 weighted average series B units, respectively, 1,447,011 and 1,336,067 weighted average series C units, respectively, and 52,828,055 and 18,393,595 exercisable warrants, respectively.
NOTE 4 — Property and Equipment, Net
Property and equipment, net as of September 30, 2023 and December 31, 2022 consists of the following:
	Estimated useful life	September 30, 2023	December 31, 2022
Finance lease ROU asset	4 – 5 years	$33,662	$33,662
Computers and equipment	3 – 5 years	157,153	175,011
Less: Accumulated depreciation and amortization		(106,109)	(95,234)
Property and equipment, net		$84,706	$113,439
Depreciation and amortization were $28,733 and $7,201 for the nine months ended September 30, 2023 and 2022, respectively. Two assets in the amount of $17,858 was disposed of in the nine months ended September 30, 2023. No asset was disposed of in the nine months ended September 30, 2022. During the nine months ended September 30, 2023 and 2022, the Company focused primarily on research and development which were expensed as incurred as the costs had no alternative future use.
NOTE 5 — Research and Development (R&D) Tax Credit Receivable
The Company accounts for Georgia R&D tax credits as current assets on its balance sheet. Georgia R&D tax credits are calculated at the time of annual state income tax filing and considers R&D tax credits to be assets once the Georgia Department of Revenue approves the R&D tax credit calculation. The Company is permitted to elect to apply credits to future state employee payroll withholding or income taxes. When the Company elects to apply R&D tax credits to employee payroll withholding, application of R&D tax credits reduces the liability for employee payroll withholding for the quarter in which such tax credits are applied.
The following table summarizes the activity related to the Company’s R&D tax credits:
Balance as of January 1, 2022	$518,453
Additions for current year tax credits earned	—
Tax credits applied	(119,735)
Balance as of December 31, 2022	$398,718
Additions for current year tax credits earned	—
Tax credits applied	(91,560)
Balance as of September 30, 2023	$307,158
NOTE 6 — Related Party Transactions
ScanTech/IBS IP Holding Company, LLC
The Company licenses certain key intellectual property from ScanTech/IBS IP Holding Company, LLC (“ScanTech IP Holdco”). The license agreement between ScanTech IP Holdco and the Company provides for a perpetual, royalty free license and survivability in the event of a Chapter 11 bankruptcy of ScanTech IP Holdco. ScanTech IP Holdco has no employees and is a manager-managed LLC. John Redmond and Dolan Falconer are the controlling managers of ScanTech IP Holdco. As of September 30, 2023 and 2022, there were no liabilities or payables owed to ScanTech IP Holdco from the Company and there were no receivables due to the Company from ScanTech IP Holdco. On June 13, 2023, the Company and Scantech IPHoldCo amended the license agreement such that in the event of a material default in the license agreement, the Company has the ability to immediately take over board control of Scantech IPHoldCo.
John Redmond
Azure, LLC (“Azure”) and NACS, LLC (“NACS”) have certain outstanding notes with the Company, all of which are secured by the assets of the Company. Azure and NACS are controlled by Mr. Redmond, the Chairman of the Board of Directors. As of September 30, 2023 and December 31, 2022, the Company’s outstanding loan balances with these entities, including accrued interest, were approximately $51.6 million and $46.9 million, respectively.
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1.00 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018.
The conversion feature did not meet the definition of a derivative and did not contain a significant premium. Therefore, the Company did not account for the conversion feature separately. John Redmond also has an intercreditor agreement with the Seed financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions. The drag-along conversion rights were deemed to be a contingent conversion feature, which would not require recognition until the contingency is met. The drag-along conversion rights also did not meet the definition of a derivative.
The following table lists the accrued interest and principal balances of the notes issued to related parties associated with John Redmond, the Company’s Chairman.
	September 30, 2023			December 31, 2022
Entity	Interest Payable	Principal Payable	Total	Interest Payable	Principal Payable	Total
Azure, LLC	$1,630,159	$6,831,987	$8,462,146	$860,133	$6,586,987	$7,447,120
NACS, LLC	28,354,496	14,764,068	43,118,564	24,660,953	14,764,068	39,425,021
John Redmond	620,820	500,000	1,120,820	502,260	500,000	1,002,260
Total	$30,605,475	$22,096,055	$52,701,530	$26,023,346	$21,851,055	$47,874,401
Mr. Redmond also paid expenses on behalf of the Company which were not included as principal balance in any of Mr. Redmond’s outstanding loans. As of September 30, 2023 and December 31, 2022, Mr. Redmond’s outstanding expense advances were $0.7 million and $0.6 million, respectively.
On October 25, 2021, the Company issued Mr. Redmond a warrant to acquire a number of membership interests equal to 3.0% of issued and outstanding Series B units at a purchase price of $0.01 per unit. On the same date, the Company issued Mr. Redmond a warrant to acquire 1.333% of issued and outstanding Series B units at a purchase price of $0.01 per unit. The Company determined that neither of the warrants were indexed to the entity’s own equity, and therefore they should not be classified as equity. As such, these warrants were accounted for as liabilities.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of September 30, 2023 was $672,492 and was $601,356 as of December 31, 2022.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of September 30, 2023 was $448,328 and was $400,904 as of December 31, 2022.

As of September 30, 2023 and December 31, 2022, the Company was in default on all notes held by NACS and Mr. Redmond but was not in default on the notes held by Azure.
Dolan Falconer
Mr. Falconer, the CEO of the Company, paid for certain expenses on behalf of the Company. In addition, the Company owes Mr. Falconer deferred compensation of $693,091 as of September 30, 2023, and $680,096 as of December 31, 2022, respectively. The amounts were presented in the financial statement caption related parties payable in the Balance Sheet.
In addition, the Company owes Mr. Falconer unpaid salary, hardship bonuses and other related payroll liabilities approved by the board of directors. As of September 30, 2023, these liabilities were $221,675 and as of December 31, 2022 these liabilities were $160,039. These items are presented in the financial statement caption accrued compensation in the Balance Sheet.
Ben DeCosta
Mr. DeCosta is a member of the Board of Directors of the Company. Mr. DeCosta has an outstanding promissory note with the Company with a principal balance of $250,000 and a stated interest rate of 15% per annum. As of September 30, 2023 and December 31, 2022, the balance of Mr. DeCosta’s promissory note was $597,221 and $534,047, respectively, including all principal and unpaid accrued interest. The amounts were presented in the financial statement caption interest payable and short-term debt, net in the Balance Sheet.
Alice Wilson
Mrs. Wilson is the sister of Mr. Falconer. Mrs. Wilson has extended an expense advance on behalf of the Company. The balance of Mrs. Wilson’s expense advance as of September 30, 2023 and December 31, 2022 was $20,000. The amount was presented in the financial statement caption related parties payable in the Balance Sheet.
NOTE 7 — Leases
The Company adopted the ASC 842 standard on January 1, 2021, retrospectively to the beginning of the period with no retained earnings impact. The Company elected available practical expedients and implemented internal controls and key system functionality to enable the preparation of financial information on adoption. The Company has two finance leases for forklifts, with one lease expired in September 2022 and the other expired in August 2023. Both leases had bargain purchase options that were exercised at the end of the leases. The two forklift leases as of the effective date were classified as finance leases. The Company recognizes a lease liability and a right-of-use (ROU) asset for leases existing at, or entered into after, the beginning of the adoption period. The lease liability is initially and subsequently recognized based on the present value of the contract’s fixed future lease payments.
Management utilized a valuation specialist to determine the Company’s incremental borrowing rate. The valuation analysis looked at preferred return rates for the Series A units (which are a debt-like security similar to mezzanine financing) and the Company’s cost of borrowing, and adjusted for the spread between CCC and B rated corporate bonds. This resulted in an incremental borrowing rate of 16.45%.
On June 27, 2023, the Company entered into a twelve-month operating lease with VJ Properties, LLC for combined office, workshop, manufacturing and warehouse space located in Buford, Georgia. As of September 30, 2023, the Company had one operating lease. The Company currently pays rent of $11,750 per month for the leased space located in Buford Georgia.
The components of lease expense were as follows:
	September 30, 2023	December 31, 2022
Amortization of ROU Assets – Finance Leases	$5,160	$9,305

	September 30, 2023	December 31, 2022
Interest on Lease Liabilities – Finance Leases	294	1,886
Short-term Lease Cost	104,475	125,700
Total Lease Cost	$109,929	$136,891

Supplemental balance sheet information related to leases was as follows:
	September 30, 2023	December 31, 2022
Finance lease right-of-use assets, gross	$33,662	$33,662
Accumulated amortization	(33,662)	(28,503)
Finance lease right-of-use assets, net	—	5,159
Finance lease liabilities, current portion . . . . . . . . . . . . . . .	—	6,355
Finance lease liabilities, less current portion	—	—
Total financing lease liabilities	$—	$6,355
	September 30, 2023	December 31, 2022
Weighted Average Lease Term – Finance Leases . . . . . . . . .	0.00 year	0.61 year
Weighted Average Discount Rate – Finance Leases	0.00%	16.45%
The forklift finance lease ended in August 2023. The Company exercised its option to purchase the forklift at the end of the lease term in August 2023. There was no future minimum lease payments under the Company’s non-cancelable finance leases as of September 30, 2023. The future minimum lease payments was $6,355 as of December 31, 2022. The weighted average lease term was 0.61 years as of December 31, 2022.
NOTE 8 — Federal Tax Liability, Penalties and Interest
From the first quarter of 2017 through September 30, 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $5.3 million and $4.6 million as of September 30, 2023, and December 31, 2022, respectively. The Company has devised and intends to implement a plan to become compliant in its obligations, including hiring appropriate counsel, preparing and filing appropriate historical filings, making payments, and engaging in discussions with appropriate parties, including the IRS.
The Company, through its tax counsel, has been in contact with the Internal Revenue Service and has engaged with the IRS to begin to resolve the issue. The Company met its payroll obligations for the quarters ending September 30, 2023. For more information please see Note 16 — Subsequent Events.
NOTE 9 — Unit-Based Compensation
The 2012 Plan has an aggregate authorized limit of 15% of Series C units outstanding at any given time. The total authorized series C units were 1,748,264 and 1,670,724 as of September 30, 2023 and December 31, 2022, respectively. As of September 30, 2023 and December 31, 2022, there were 1,584,327 and 1,336,067 units of series C membership interests issued and outstanding, respectively.
On June 1, 2023, the Company’s Board of Directors approved the accelerated vesting of 248,260 Plan units to its CEO, Mr. Dolan Falconer, and the awarded units were fully vested immediately. No units were awarded under the Plan as of December 31, 2022.

The following table presents a summary regarding Series B units issued as compensation to advisors and vendors:
	Total Units	Weight-Average Grant Date Fair Value Per Share
Nonvested at December 31, 2021	—	$—
Granted	353,203	0.01
Vested	(117,624)	0.01
Forfeited	—	—
Nonvested at December 31, 2022	235,580	$—
Granted	81,142	0.14
Vested	(316,722)	0.04
Forfeited	—	—
Nonvested at September 30, 2023	—	$—
NOTE 10 — Fair Value Measurements
Derivative Instruments:   Derivative instruments that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.
Warrant Liabilities:   Warrant liabilities that are not traded on an exchange are valued using conventional calculations/models that are primarily based on unobservable inputs such as private company unit price and volatilities, and therefore, such derivative instruments are included in Level 3.
The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2023 and December 31, 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized.
Description	Level	September 30, 2023	December 31, 2022
Liabilities
Warrant liabilities	3	$19,773,133	$5,652,553
Derivative Liabilities	3	$3,177,897	$1,572,078
The Company has determined that the warrants associated with notes are subject to treatment as a liability as the warrants for units of the Company are not indexed to its own membership interests. The warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other expense on the statements of operations. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants. At that time, the portion of the warrant liability related to the common unit warrants will be reclassified to additional paid-in capital.
NOTE 11 — Debt and Warrant Liabilities
All of our indebtedness is in default or matures in less than twelve months and is presented as short-term debt in the balance sheet as of September 30, 2023. A few notes issued by a certain service provider in exchange for a payable for services, and certain indebtedness issued to Azure, Bay Point Capital Partners, LP and aforementioned service provider were long-term debt as of December 31, 2022. Long-term debt was amounted to $6,621,457 in aggregate of principal and accrued interest as of December 31, 2022. Interest expense includes the interest on the notes and amortization of any original issue discounts, which includes debt issuance costs and the relative fair value of warrants issued contemporaneously with certain notes.
All of our indebtedness is secured by a continuing security interest in all of our property and assets.

The following table provides a summary of the Company’s long-term and short-term debt:
	Maturities	Effective Rate	For the Nine Months Ended September 30, 2023	For the Year Ended December 31, 2022
Seaport notes	2023	12%	10,670,853	4,681,000
John Redmond notes	2018 – 2024	12.00% – 14.50%	22,096,055	21,851,055
Catalytic notes	2020	12%	1,421,633	1,421,633
Seed financing notes	2024	12%	6,408,995	6,424,145
Bay Point notes	2023	15%	670,000	670,000
Total Principal			$41,267,536	$35,047,833
Unamortized discount, including debt issuance costs			(37,222)	(148,890)
Accrued interest (compounded)			43,061,802	37,979,648
Total debt			$84,292,116	$72,878,591
Reported as:
Short-term debt			$84,292,116	$66,257,134
Long-term debt			—	6,621,457
Total			$84,292,116	$72,878,591
John Redmond notes
On October 11, 2013, the Company issued NACS a note with an interest rate of 8% and a default interest rate of 12% (the “2013 Note”). Principal and accrued interest may be prepaid in whole or in part at any time without penalty. The 2013 Note was amended on June 1, 2016 to provide NACS with the right to convert principal and accrued interest on the note into Series A and Series B units of the Company at a conversion price of $1 and $0.47, respectively. As amended, the 2013 Note had a maturity date of December 31, 2018. FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company identified certain conversion features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required as the net settlement provision was not met.
Principal and accrued interest on the note was $31,479,485 and $28,782,947 as of September 30, 2023 and December 31, 2022, respectively.
Azure notes
The Company has issued multiple notes to Azure, which is an affiliate of and controlled by John Redmond:
Issuance date	Maturities	Interest Rate	Principal and Accrued Interest
			For the Nine Months As of September 30, 2023	For the Year As of December 31, 2022
January 1, 2021	March 31, 2024	12.00%	$956,251	$874,339
January 1, 2021	March 31, 2024	12.00%	4,661,962	4,020,239
October 25, 2021	March 31, 2024	14.50%	528,546	474,391
October 25, 2021	March 31, 2024	14.50%	1,189,228	1,067,379
October 1, 2022	March 31, 2024	14.50%	1,126,159	1,010,773

Assumed notes
On September 12, 2012, the company issued to another party a note with a principal balance of $3,270,119, an interest rate of 8% per annum, a default interest rate of 12% and a maturity date of December 31, 2018. The note was subsequently acquired from the original noteholder by NACS. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $11,639,079 and $10,642,073, respectively.
On October 2, 2019, Mr. Redmond purchased from another party (i) a secured note with a principal amount of $300,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01. Mr. Redmond may exercise the warrant at any time and from time to time, in whole or in part (but not as to a fractional unit). If at any time any of the principal and interest outstanding on the senior secured promissory notes issued by the Company and held by NACS is converted into any equity membership interests in the Company, the warrant will be deemed to have opted to exercise, without any further action on its part, the same proportionate amount of this warrant as that portion of the NACS notes converted by NACS. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $672,492 and $601,356, respectively.
On October 2, 2019, Mr. Redmond also purchased from another party (i) a secured note with a principal amount of $200,000 and an interest rate of 12% per annum and (ii) a warrant to acquire 2.26% of issued and outstanding Series B units for each $1,000,000 of initial principal and accrued unpaid interest, with an exercise price of $0.01 per unit. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $448,328 and $400,904, respectively.
Seaport notes
On July 17, 2019, the Company issued a note to Seaport Group LLC Profit Sharing Plan and its affiliates (“Seaport”) with an interest rate of 12% and a maturity date of August 31, 2019. As subsequently amended, the note provides for a maximum principal amount of $4,500,000. As amended, the note contains a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000.
On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note provides for new principal loan amount of $7,853,008, a maximum loan amount of $10,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised or the principal and accrued interest of the Seaport Note are paid in full.
Pursuant to the loan amendment agreement executed on December 1, 2023, on September 28, 2023, the total accrued and unpaid interests in the amount of $500,853 were rolled into the principal in the amount of $10,170,000 to reach at an aggregate principal amount of $10,670,853 as of September 28, 2023.
Pursuant to an intercreditor agreement, Seaport note is senior in priority of payment to notes issued to NACS and John Redmond. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $10,677,967 and $6,252,014, respectively.
Catalytic note and warrant
On January 23, 2019, the Company issued a note to Catalytic Holdings I LLC (“Catalytic”) with an interest rate of 12.0% accruing from March 15, 2019, a principal amount of $1,080,000 and a maturity date of April 30, 2019. The principal amount of this note is subject to a 20% original issue discount. As a result, the Company received cash in the amount of $900,000. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $2,110,918 and $1,983,322, respectively.

In January 2019, the Company also issued a warrant to Catalytic. As amended, the warrant entitles Catalytic to purchase 2.0% of the units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the warrant issue date.
On May 18, 2023, Catalytic Holdings I LC was awarded summary judgement against the Company in Company Kings County New York state court. On July 14, 2023, Catalytic noticed ScanTech that it would be presenting the court a proposed order for settlement of its summary judgement, scheduled with the court on August 7, 2023. The proposed order was in the amount of $1,563,796 in satisfaction of Catalytic’s indebtedness with the Company. On September 7, 2023, the court granted Catalytic both the order and judgement amount of $1,563,796 plus accruing interest at a rate of 12% per annum from October 6, 2020. These amounts are consistent with the amounts on the Company’s balance sheet.
Bay Point note and warrant
On August 22, 2018, the Company issued a promissory note to Bay Point Capital Partners, LP (“Bay Point”), with an interest rate of 15%, a default interest rate of 20%, a principal amount of $670,000 and a maturity date of December 1, 2023. Principal and accrued interest on the note as of September 30, 2023 and December 31, 2022 was $1,138,182 and $1,080,210, respectively. The Bay Point note is in default.
On August 22, 2018, John Redmond executed an unconditional guaranty of payment agreement with Bay Point. For and in consideration of $10.00, John Redmond unconditionally and irrevocably guarantee to Bay Point the complete payment of the principal in the amount of $420,000 and all other obligations of the Company to Bay Point under the terms of the note or any other documents evidencing, securing or otherwise relating to the note.
In July 2019, the Company issued Bay Point a warrant to purchase 3.5% of the Series B units of the Company on a fully diluted basis at an exercise price of $0.01 per unit. The warrant expires on the tenth anniversary of the issue date. The warrant may also be converted, in whole or in part, into a number of units (rounded down to the nearest whole number) equal to (i) the fair market value of the warrant or portion thereof being converted divided by (ii) (A) 70% of the most recent pre-money Company valuation that pertains to securities issued in exchange for raising capital, divided by (B) all issued and outstanding Company units or securities at the time the warrant is converted to units. Bay Point has a right to put the warrant to the Company at any time.
Seed financing notes
The Company obtained financing from individual lenders in a principal amount of approximately $6.4 million and issued notes to said lenders with stated interest rates between 7.8% and 12% and default interest rates between 15% and 18% between 2014 and 2022. Each noteholder has a continuing security interest in all of the Company’s property and assets. All such notes were in default as of September 30, 2023 and December 31, 2022, except for a note with a small noteholder that matures in November 2024.
Contemporaneously with the issuance of the seed financing notes, the Company issued warrants to purchase Series B units at an exercise price of $0.01 per unit. The warrants typically expire seven to fifteen after issuance and are each exercisable for up to approximately 3.0% of the total issued and outstanding Series B units. See Note 15 — Members’ Deficit for further discussion of Series B warrants.
John Redmond also has an intercreditor agreement with the Seed Financing noteholders which provides for drag-along conversion and certain collateral agency rights under certain terms and conditions.
NOTE 12 — Commitments and Contingencies
From time to time, we may be subjected to claims or lawsuits which arise in the ordinary course of business, including the matters described below. Estimates for resolution of legal and other contingencies are accrued when losses are probable and reasonably estimable in accordance with ASC 450, Contingencies.
Tax Matters
From the first quarter of 2017 until and including the second quarter of 2023, the Company failed to remit U.S. federal taxes from amounts withheld from employee wages, and also failed to remit the employer portion of such taxes. In addition, during the same period, the Company did not file quarterly federal tax returns on Form 941 to report income taxes and payroll taxes withheld from employee wages. As a result, the Company has an accrued payroll tax liability on its balance sheet that amounted to $5.3 million and $4.6 million as of September 30, 2023 and December 31, 2022, respectively.
The Company is subject to a state tax lien from the State of Georgia, Gwinnett County, for the tax years 2019 to 2022, for a total lien amount of $71,486. These liens are secured by business inventory and equipment. The Company intends to settle this amount in full. The Company received notices of such liens from the State of Georgia for the tax years 2019 and 2022 and is in discussions with the State of Georgia tax authority to resolve the outstanding liabilities satisfactorily to all parties.
The Company is subject to a city tax lien from the City of Buford, Georgia, for the tax years 2018 and 2019, and 2022, in the amounts of $975, $9,955 and $403, respectively. The Company received notices from the City of Buford, Georgia for the tax years 2018, 2019 and 2022 and is in discussions with the City of Buford to resolve the outstanding liabilities satisfactorily to all parties.
Charging Order
On August 15, 2019, the Superior Court of Fulton County Georgia issued its Order Charging Judgment Debtors (the “Charging Order”). This Charging Order pertained to Judgment Debtors ScanTech Holdings and ScanTech Security and prohibited certain related entities, including the Company, from making distributions to ScanTech Holdings or ScanTech Security.
The Charging Order specifically mandated that all distributions that would otherwise be made to or on behalf of ScanTech Holdings or ScanTech Security shall be paid to Epstein, Becker & Green, PC (“EBG”) instead of being paid to ScanTech Holdings or ScanTech Security until the Judgments are paid in full with interest. EBG was legal counsel to ScanTech Holdings and ScanTech Security, two entities that are not related parties for disclosure purposes but have common ownership with ScanTech.
Subsequent to the issuance of the Charging Order, the Company made a series of payments to third parties on behalf of ScanTech Holdings and ScanTech Security. These payments, which totaled at least $54,000, included the payment of legal fees incurred by ScanTech Holdings and ScanTech Security to defend themselves in the ongoing legal action. The Company intends to address this matter in accordance with the legal process and is taking steps to rectify the situation by working with the Court to ensure full compliance with the Charging Order.
Payments Triggerable by Business Combination
In addition to the above, the Company has certain agreements that provide for payments upon completion of a business combination transaction such as that contemplated by the BCA.
On February 4, 2020, the Company engaged Aegus Corporation (“Aegus”) as a consultant. As amended August 31, 2021 and September 28, 2023, the agreement with Aegus provides for a fee of (i) $180,000 (which has not yet been paid) and (ii) a portion of future capital raised through the efforts, introductions and/or advisory work or Aegus, provided that a merger or sale of the Company takes place on or prior to September 28, 2024. Specifically, the Company must pay $5,000 for every $1.0 million of capital raised up to $5.5 million, but not to exceed a total of 2.5%, of the total proceeds or consideration received from the merger or sale of the Company. Aegus is also entitled to 5% of any non-M&A equity or debt financing received by the Company on or prior to September 28, 2024 from investors referred by Aegus.
Pursuant to the ScanTech Operating Agreement, if the Company receives, or the debt or equity holders of the Company receive as a distribution from the Company or as proceeds relating to the sale of their interests, $20 million in proceeds or other consideration, including stock or other securities, in respect of their equity or debt interests in the Company, whether in connection with the liquidation, sale, recapitalization, merger, initial public offering or other transaction, the distribution of profits or other proceeds or otherwise, the Company shall pay to (“York Capital) (i) 20% of all such amounts in excess of $20.0 million but less than $100.0 million, and (ii) 10% of all such amounts equal to or in excess of $100.0 million but less than $200.0 million. The Company has no payment obligation to York with respect to (i) proceeds or other consideration used solely for working capital purposes, including, without limitation, proceeds received in connection with a debt or equity investment in the Company.
On January 8, 2020, the Company entered into a consulting agreement with MG Partners, LLC (the “Consultant”). The Consultant was engaged to provide certain referral and other strategic financing consulting services for a term of one year. Thereafter, the MG Partners, LLC consulting agreement automatically renewed for subsequent six month terms, until terminated by either party. As compensation for such services, the Consultant was entitled to receive a fee for any debt or equity financing procured by MG Partners, LLC. No such amount was payable to the Consultant as of September 30, 2023 or December 31, 2022. Between 2.5% – 5.0% of the proceeds of the Business Combination may be due to the Consultant in the event of sale of the Company during the term of the agreement, and for a period of two years thereafter.
The Company also has various agreements with Taylor Freres Americas or its affiliates (“Taylor Freres”), a financial advisor, that may require payments to be made to Taylor Freres in connection with the consummation of the business combination. The Company is unable to determine the amount of such obligations as of the date hereof.
NOTE 13 — Income Taxes
The Company is a limited liability company is treated as a partnership for federal and state tax return purposes, which the responsibility for determining and paying income tax is passed through to its members. The Company analyzes its tax filing positions for all open tax years in all of the U.S. federal, state and loctax jurisdictions where it is required to file income tax returns.
Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties. The Company reviews its tax positions quarterly and adjusts its tax balances as new information becomes available.
NOTE 14 — Series A Units
Series A Units
As of September 30, 2023 and December 31, 2022, the Company had 9,965,000 Series A units authorized and outstanding with a stated value of $1 per unit. Series A Units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder.
Mezzanine Classification
Series A units held by NACS are redeemable at any time if the company has not carried out either a Qualified IPO or Change of Control (as defined in the ScanTech Operating Agreement). These Series A units are classified as “mezzanine” and are accounted for under the ASC accounting topics as Debt — Debt With Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.
S99-3A(2) of the SEC’s Accounting Series Release No. 268 (“ASR 268”) requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (i) at a fixed or determinable price on a fixed or determinable date, (ii) at the option of the holder or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Preferred securities that are mandatorily redeemable are required to be classified by the issuer as liabilities whereas under ASR 268, an issuer should classify a preferred security whose redemption is contingent on an event not entirely in control of the issuer as mezzanine equity. If the Company has not carried out either a qualified IPO or a change of control within five years after the date of the NACS Purchase Agreement, which was dated August 2013, NACS may require the Company to redeem any portion of its Series A Units at any time. Accordingly, as the contingent redemption is not solely in control of the Company, the Company determined that the Series A units should be treated as mezzanine equity.

Liquidation Preference
The Series A units rank, with respect to distribution rights and rights on liquidation, winding-up and dissolution, (i) senior and in priority of payment to the Company’s Series B and C units and (ii) junior in priority of payment to the Company’s creditors.
Voting
The Series A units confer no voting rights, except as otherwise required by applicable law.
Other Accounting Matters
The Company has adopted Accounting Standards Update 2020-06 (“ASU 2020-06”), effective January 1, 2021. The provisions of ASU 2020-06 prohibit the recognition of a beneficial conversion feature on preferred shares or units issued after the adoption of the ASU.
FASB ASC 815 generally requires an analysis of embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The Company performed an evaluation and determined the Series A and the host instrument is more akin to equity. The Company identified certain embedded redemption features which it evaluated for bifurcation and determined no bifurcation of these embedded or conversion features was required.
Dividends on redeemable Series A units are included in Accumulated Deficit and accrued in Series A units subject to possible redemption.
As of September 30, 2023 and December 31, 2022, the Company had Series A units subject to possible redemption of $26,158,166 and $24,651,442, respectively. This includes the original investment in the amount of $10,000,000.
NOTE 15 — Members’ Deficit
Series A Units
The Company has 245,300 units of Series A units authorized and outstanding as of September 30, 2023 and December 31, 2022. Series A units entitle the holder to receive an eight percent (8%) per annum rate of return on the unrecovered capital contribution of such holder, and such holder shall receive priority in distributions with respect to such preferred return.
Holders of the Series A units are not entitled to vote on, or consent to, any matter reserved for vote, or presented for vote, of the members. Series A units are not entitled to receive any distributions other than the preferred return and a return of the capital contributions. Accrued dividends on Series A units are included in Accumulated Deficit and accrued in Dividend Payable.
As of September 30, 2023 and December 31, 2022, the Company had accrued dividends payable to Series A unitholders of $364,115 and $329,077, respectively.
Series B Units
The Company has authorized 93,051,683 Series B units. The Series B units entitle the holder to receive a proportionate share of all distributions after payment of the preferred return and the return of capital on the Series A units.
As of September 30, 2023 and December 31, 2022, the Company had 9,906,827 and 9,590,106 Series B units outstanding, respectively.
Series C Units
The Series C units are “profits interests” granted to directors, employees and consultants from time to time under the 2012 Plan. Holders of the Series C units do not have voting rights. A number of Series C units equal to fifteen percent (15%) of the total outstanding Series B units and Series C units are reserved for grants under the plan. The allocation and vesting terms of grants of Series C units are determined by the Board of Directors.
As of September 30, 2023 and December 31, 2022, there were 1,748,264 of Series C membership interests authorized, and 1,584,327 and 1,336,067 units of Series C membership interests issued and outstanding, respectively.
Warrants and Options
The Company has issued warrants in connection with notes issued between 2014 and 2021. Each warrant entitles the holder to one Series B unit at an exercise price of $0.01 per unit.
Pursuant to a note issued to Seaport in October 2019, as subsequently amended, Seaport has a $10.00 option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $22,500,000. On June 13, 2023, the Company amended and restated its note with Seaport (the “2023 Seaport Note”). The 2023 Seaport Note was further modified on September 28, 2023 and provides for a maximum loan amount of $13,000,000, a 12% annual interest rate a maturity date of March 31, 2024, and is senior secured indebtedness. In addition to principal and interest payable under the note, the note grants Seaport an option to purchase a percentage of membership interests of the Company (determined on a fully diluted basis at the time of such exercise) equal to (i) the outstanding principal amount under such note, plus accrued and unpaid interest by (ii) $20,010,000. The option has no expiration date and will be in full force and effect until it is exercised or the principal and accrued interest of the Seaport Note are paid in full.
As of September 30, 2023 and December 31, 2022, the Company had 11,491,154 and 10,899,132 Series B and C units outstanding, respectively. See Note 11 — Debt and Warrant Liabilities, for further discussion of warrants.
NOTE 16 — Subsequent Events
Seaport Notes
Subsequent to the balance sheet date, the Company received additional funding from Seaport through the date of these financial statements to fund its working capital.
Purchase Order
On October 10, 2023, the Company received its initial purchase order from Visiontec Systems (“Visiontec” or “Distributor”), a Canadian distributor, for the provision of ScanTech’s Sentinel fixed gantry units to a nuclear facility in Ontario. Per the terms of the purchase order, ScanTech was to receive 30% of the Purchase Order value within 10 days of the order being placed, then another 60% per unit once each unit is shipped, on net 30 terms, and the final 10% once the customer installed and accepted the units, also on net 30 terms. On November 17, 2023, ScanTech and Mars publicly announced this transaction. On November 20, 2023, ScanTech received its initial 30% of the purchase order value, or approximately $1 million. Per the Distributor Agreement, the Distributor may cancel any order prior to shipment. Canceled orders with a total of $300,000 are subject to a restocking fee of 3%.
Federal Payroll Tax Liability
As of February 7, 2024, the Company, through its tax counsel, has been in contact with the Internal Revenue Service and has engaged with the IRS to begin to resolve the issue. The Company met its payroll obligations for the quarters ending September 30, 2023 and December 31, 2023 and continues to remain current in its payroll tax obligations.

Annex A
BUSINESS COMBINATION AGREEMENT
by and among
MARS ACQUISITION CORP.,
as the Purchaser,
SCANTECH AI SYSTEMS INC.,
as Pubco,
MARS MERGER SUB I CORP.,
as Purchaser Merger Sub,
MARS MERGER SUB II LLC,
as Company Merger Sub,
SCANTECH IDENTIFICATION BEAM SYSTEMS, LLC,
as the Company,
and
DOLAN FALCONER,
in the capacity as the Seller Representative
Dated as of September 5, 2023

A-i

A-ii

A-iii

A-iv

INDEX OF EXHIBITS
Exhibit	Description
Exhibit A	Form of Lock-Up Agreement
Exhibit B	Form of Sponsor Support Agreement
Exhibit C	Form of Insider Letter Amendment

A-v

BUSINESS COMBINATION AGREEMENT
This Business Combination Agreement (this “Agreement”) is made and entered into as of September 5, 2023, by and among (i) Mars Acquisition Corp., a Cayman Islands exempted company (together with its successors, the “Purchaser”), (ii) ScanTech AI Systems Inc., a Delaware corporation and a wholly owned subsidiary of the Purchaser (“Pubco”), (iii) Mars Merger Sub I Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) Mars Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Company Merger Sub” and, together with Purchaser Merger Sub, the “Merger Subs”; and the Merger Subs, collectively with the Purchaser and Pubco, the “Purchaser Parties”), (v) ScanTech Identification Beam Systems, LLC, a Delaware limited liability company (together with its successors, the “Company”), and (vi) Dolan Falconer in the capacity as the representative from and after the Effective Time for the Company Holder Participants as of immediately prior to the Effective Time (and their successors and assigns) in accordance with the terms and conditions of this Agreement (the “Seller Representative”). The Purchaser, Pubco, Purchaser Merger Sub, Company Merger Sub, the Company and the Seller Representative are sometimes referred to herein collectively as the “Parties” and each, a “Party”. Capitalized terms used and not otherwise defined herein shall have the meanings given to them in Article XI hereof.
RECITALS:
WHEREAS, the Company is engaged in the business of developing advanced CT scanners that provide accurate and rapid detection of restricted, hazardous and contraband materials, while optimizing the capabilities for screening applications;
WHEREAS, Pubco is a newly incorporated Delaware corporation that is owned entirely by the Purchaser, and Pubco owns all of the issued and outstanding equity interests of Purchaser Merger Sub and Company Merger Sub, each of which is a newly organized entity formed for the sole purpose of effecting the Mergers;
WHEREAS, upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a business combination transaction pursuant to which, among other things: (i) Purchaser Merger Sub shall merge with and into the Purchaser, with the Purchaser continuing as the surviving entity (the “Purchaser Merger”), and, in connection therewith, each Purchaser Ordinary Share issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right of the holder thereof to receive, with respect to each Purchaser Ordinary Share that is not redeemed in the Closing Redemption, one share of Pubco Common Stock; (ii) Company Merger Sub shall merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”, and together with the Purchaser Merger, the “Mergers”), and, in connection therewith, (A) the Company Common LLC Units issued and outstanding immediately prior to the Effective Time shall be cancelled in exchange for the right of the holders thereof to receive shares of Pubco Common Stock as set forth herein and (B) any Company Convertible Securities shall be terminated; and (iii) as a result of such Mergers, the Purchaser and the Company each shall become wholly owned subsidiaries of Pubco, and Pubco shall become a publicly traded company;
WHEREAS, the board of directors of the Company has (i) determined that the Company Merger is fair, advisable and in the best interests of the Company and its members, (ii) approved this Agreement and the transactions contemplated hereby, including the Company Merger, upon the terms and subject to the conditions set forth herein, and (iii) determined to recommend to its members the approval and adoption of this Agreement and the transactions contemplated hereby, including the Company Merger;
WHEREAS, the boards of directors of Pubco, the Purchaser and the Merger Subs each (i) have determined that the respective Mergers to which they are a party are fair, advisable and in the best interests of their respective companies and equity holders, (ii) have approved this Agreement and the transactions contemplated hereby, including such Mergers, upon the terms and subject to the conditions set forth herein, and (iii) have determined to recommend to their respective equity holders the approval and adoption of this Agreement and the transactions contemplated hereby, including the applicable Merger;
WHEREAS, simultaneously with the execution and delivery of this Agreement, the Significant Company Holders have each entered into a Lock-Up Agreement with Pubco and the Purchaser, in the form attached hereto as Exhibit A (each, a “Lock-Up Agreement”), each of which shall become effective as of the Effective Time;

WHEREAS, simultaneously with the execution and delivery of this Agreement, Sponsor has entered into a Sponsor Voting and Support Agreement with the Purchaser and the Company, in the form attached hereto as Exhibit B (the “Sponsor Support Agreement”); and
WHEREAS, prior to the effectiveness of the Registration Statement, the Purchaser and Pubco have entered into an amendment to the Insider Letter with the Sponsor, the IPO Underwriter, the directors and members of the management team of the Purchaser and any other holder of Purchaser Private Shares, in the form attached hereto as Exhibit C hereto (the “Insider Letter Amendment”), to, among other matters, have Pubco assume the rights and obligations of the Purchaser thereunder with respect to the Pubco Securities issued in exchange for the Purchaser Securities.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
MERGERS
1.1   The Purchaser Merger.   At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the Cayman Companies Act, Purchaser Merger Sub and the Purchaser shall consummate the Purchaser Merger, pursuant to which Purchaser Merger Sub shall be merged with and into the Purchaser, following which the separate corporate existence of Purchaser Merger Sub shall cease and the Purchaser shall continue as the surviving corporation in the Purchaser Merger. The Purchaser as the surviving corporation after the Purchaser Merger is hereinafter sometimes referred to as “Purchaser Surviving Subsidiary” (provided, that references to the Purchaser herein for periods after the Effective Time shall include Purchaser Surviving Subsidiary).
1.2   The Company Merger.   At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DLLCA, Company Merger Sub and the Company shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which the separate corporate existence of Company Merger Sub shall cease and the Company shall continue as the surviving entity in the Company Merger. The Company as the surviving entity after the Company Merger is hereinafter sometimes referred to as “Company Surviving Subsidiary” (provided, that references to the Company herein for periods after the Effective Time shall include the Company Surviving Subsidiary), and together with Purchaser Surviving Subsidiary, the “Surviving Subsidiaries” (provided, that notwithstanding the Company Merger, the Company shall not be included within the meaning of the term Purchaser Parties for purposes of this Agreement).
1.3   Effective Time.   Subject to the conditions of this Agreement, the Parties (a) shall cause the Purchaser Merger to be consummated by executing a plan of merger (the “Plan of Merger”) in form and substance reasonably acceptable to the Purchaser Merger Sub and the Purchaser and filing the Plan of Merger (and other documents required by Cayman Companies Act) with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Cayman Companies Act and (b) shall cause the Company Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and the Purchaser (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, with each of the Mergers to be consummated and effective simultaneously at 12:00 p.m. New York City time on the Closing Date or at such other date and/or time as may be agreed in writing by the Company and the Purchaser and specified in each of the Plan of Merger and the Company Certificate of Merger (the “Effective Time”).
1.4   Effect of the Mergers.   At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of the DLLCA and the Cayman Companies Act and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub shall vest in Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, and all debts, liabilities, obligations and duties of Purchaser Merger Sub and Company Merger Sub shall become the debts, liabilities, obligations and duties of Purchaser Surviving Subsidiary and Company Surviving Subsidiary, respectively, including in each case the rights and obligations of each such Party under this Agreement and the Ancillary Documents from and after the Effective Time.
1.5   Governing Documents.   At the Effective Time, (a) the memorandum and articles of association of Purchaser Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of Purchaser Surviving Subsidiary until thereafter amended as provided therein and under the Cayman Companies Act, and (b) the limited liability company operating agreement of Company Merger Sub shall become the limited liability company operating agreement of Company Surviving Subsidiary.
1.6   Directors and Officers of the Surviving Subsidiaries.   At the Effective Time, the board of directors and executive officers of each Surviving Subsidiary shall be the board of directors and executive officers of Pubco as of immediately prior to the Effective Time, after giving effect to Section 6.16 (or such other individuals as may be determined by Pubco), each to hold office in accordance with the respective Organizational Documents of the Surviving Subsidiaries until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal.
1.7   Amended Purchaser Organizational Documents.   Effective upon the Effective Time, Pubco shall amend and restate its Certificate of Incorporation and Bylaws in form and substance to be mutually agreed by the Purchaser and the Company prior to the effectiveness of the Registration Statement (the “Amended Pubco Organizational Documents”), which shall, among other matters, amend Pubco’s Organizational Documents to (i) provide for the size and structure of the Post-Closing Purchaser Board in accordance with Section 6.16, and (ii) otherwise be required or appropriate for a public company listed on Nasdaq.
1.8   Merger Consideration.   The aggregate consideration to be paid to Company Holders pursuant to the Company Merger (the “Merger Consideration”) shall be a number of shares of Pubco Common Stock with an aggregate value equal to One Hundred Ten Million U.S. Dollars ($110,000,000) minus (or plus, if negative) the Closing Net Debt, with each Company Holder receiving for each Company Common LLC Unit held a number of shares of Pubco Common Stock equal to (a) the Per Unit Price, divided by (b) $9.87 (the “Conversion Ratio”) (as rounded down to the nearest whole number). Additionally, after the Closing, subject to the terms and conditions set forth in this Agreement, the Company Holder Participants shall have the contingent right to receive Earnout Shares from Pubco as additional consideration if the applicable Earnout Milestones as set forth in Section 1.10 are satisfied.
1.9   Closing Calculations.
(a)   Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser a statement certified by the Company’s chief executive officer (the “Closing Statement”) setting forth (i) a good faith calculation of the Company’s estimate of the Closing Net Debt as of the Reference Time, and (ii) the resulting Merger Consideration and Conversion Ratio based on such estimates, in reasonable detail including for each component thereof, along with the amount owed to each creditor of any of the Company, and bank statements or other evidence reasonably necessary to confirm such calculations. Promptly upon delivering the Closing Statement to the Purchaser, if requested by the Purchaser, the Company shall meet with the Purchaser to review and discuss the Closing Statement and the Company shall consider in good faith the Purchaser’s comments to the Closing Statement and make any appropriate adjustments to the Closing Statement prior to the Closing, which adjusted Closing Statement, as mutually agreed by the Company and the Purchaser, both acting reasonably and in good faith, shall thereafter become the Closing Statement for all purposes of this Agreement. The Closing Statement and the determinations contained therein shall be prepared in accordance with the Accounting Principles and otherwise in accordance with this Agreement.
(b)   Not later than two (2) Business Days prior to the Closing Date, the Purchaser shall deliver to the Company the written instruction to the Trustee in relation to the payment of cash out of the Trust Account (the “Instruction to Trustee”), which shall include a funds flow memorandum setting forth a good faith calculation of the (i) the aggregate amount of cash in the Trust Account (prior to giving effect to the Closing Redemption), (ii) the aggregate amount of all payments required to be made in connection with the Closing Redemption, (iii) the net cash of the Purchaser, after giving effect to the

Closing Redemption and any Transaction Financing, and (iv) the Purchaser’s Transaction Expenses, including the amount owed to each payee thereof and payment instructions therefor. Promptly upon delivering the Instruction to Trustee to the Company, if requested by the Company, the Purchaser shall meet with the Company to review and discuss the Instruction to Trustee and the Purchaser shall consider in good faith the Company’s comments to the Instruction to Trustee and make any appropriate adjustments to the Instruction to Trustee prior to the Closing, which adjusted Instruction to Trustee, as mutually agreed by the Purchaser and the Company, both acting reasonably and in good faith, shall thereafter become the Instruction to Trustee for all purposes of this Agreement.
1.10   Earnout.
(a)   General.   After the Closing, subject to the terms and conditions set forth herein, the Company Holder Participants shall have the contingent right to receive as additional consideration up to a number of shares equal to ten percent (10%) of the fully diluted shares of Pubco Common Stock outstanding immediately following the Closing (subject to equitable adjustment for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing, including to account for any equity securities into which such shares are exchanged or converted) (the “Earnout Shares”) based on Pubco’s achievement of the milestones set forth below during the five (5)-year period after the Closing (the “Earnout Period”), provided that the Earnout Period shall not end earlier than December 31, 2028. The Company Holder Participants’ right to receive the Earnout Shares shall vest and become due and issuable as follows:
(i)   In the event that Pubco or its Subsidiaries shall receive the TSA APSS 6.2.0 Explosive Standard Certification at any time during the Earnout Period (the “TSA APSS Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-third (1/3) of the Earnout Shares;
(ii)   In the event that Pubco or its Subsidiaries receives Qualifying Orders for an aggregate of not less than 100 Sentinel Scanners over a six-month period at any time during the Earnout Period (the “Order Milestone” and, together with the TSA APSS Milestone, the “Commercial Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-third (1/3) of the Earnout Shares;
(iii)   In the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2024 as filed with the SEC is equal to or exceeds Twenty-Five Million Dollars ($25,000,000) (the “First Revenue Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares;
(iv)   In the event that the EBITDA of Pubco for fiscal year 2024 is a positive number (the “First EDITDA Milestone”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares;
(v)   In the event that the revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2025 filed with the SEC is equal to or exceeds Seventy-Five Million Dollars ($75,000,000) (the “Second Revenue Milestone” and, together with the First Revenue Milestone, the “Revenue Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares; and
(vi)   In the event that the EBITDA of Pubco for fiscal year 2025 is equal to or exceeds Twenty Million Dollars ($20,000,000) (the “Second EDITDA Milestone” and, together with the First EBITDA Milestone, the “EBITDA Milestones”), then the Company Holder Participants shall be entitled to receive an aggregate of one-twelfth of the Earnout Shares.

Notwithstanding the foregoing or anything contained herein to the contrary, in the event that any or all of Earnout Shares are not earned and issued pursuant to the above provisions, any unearned Earnout Shares (up to the maximum number of Earnout Shares) shall be earned in their entirety and issued to the Company Holder Participants if one of the following milestones is achieved:
(i)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2026 filed with the SEC is equal to or exceeds One Hundred and Fifty Million Dollars ($150,000,000) and Pubco’s EBITDA for fiscal year 2026 equals or exceeds Sixty Million Dollars ($60,000,000); or
(ii)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2027 filed with the SEC is equal to or exceeds Three Hundred Million Dollars ($300,000,000) and Pubco’s EBITDA for fiscal year 2027 equals or exceeds One Hundred Twenty Million Dollars ($120,000,000); or
(iii)   The revenue of Pubco as reported in the audited consolidated financial statements set forth in the annual report of Pubco for fiscal year 2028 filed with the SEC is equal to or exceeds Five Hundred Million Dollars ($500,000,000) and Pubco’s EBITDA for fiscal year 2028 equals or exceeds Two Hundred Million Dollars ($200,000,000).
Notwithstanding anything to the contrary herein, in the event of a Change of Control of Pubco during the Earnout Period, the Company Holder Participants shall be entitled to receive all Earnout Shares not previously earned and issued.
(b)   Determination of Earnout.
(i)   With respect to the achievement of the Revenue Milestones or the EBITDA Milestones, as soon as practicable (but in any event within twenty (20) days) after the applicable Filing Date for Pubco’s annual report for a given fiscal year, Pubco’s Chief Financial Officer (the “CFO”) shall prepare and deliver to the Seller Representative and the Pubco Board (each, a “Reviewing Party”) a written statement (each, a “Revenue/EBITDA Earnout Statement”) that sets forth the CFO’s determination of the revenue and EBITDA of Pubco for such year and whether the applicable revenue and EBITDA milestone has been satisfied for such year. Each Reviewing Party shall have twenty (20) days after its receipt of a Revenue/EBITDA Earnout Statement to review it. The Reviewing Parties, and their respective Representatives on their behalves, may make inquiries of the CFO and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the applicable Revenue/EBITDA Earnout Statement arising in the course of their review thereof, and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If either Reviewing Party has any objections to a Revenue/EBITDA Earnout Statement, such Reviewing Party shall deliver to Pubco (to the attention of the CFO) and the other Reviewing Party a statement setting forth its objections thereto (in reasonable detail). If such written statement is not delivered by a Reviewing Party within twenty (20) days following the date of delivery of each Revenue/EBITDA Earnout Statement, then such Reviewing Party shall have waived its right to contest such Revenue/EBITDA Earnout Statement and the determination of the revenue and EBITDA for such year (and whether the Revenue Milestone and/or EBITDA Milestone, as applicable, has been satisfied for such year) as set forth therein. If such written statement is delivered by a Reviewing Party within such twenty (20) day period, then the Reviewing Parties shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Reviewing Parties do not reach a final resolution within such twenty (20) day period, then, upon the written request of either Reviewing Party, the Reviewing Parties shall refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.10(b)(iii).
(ii)   With respect to the achievement of any Commercial Milestone, within twenty (20) days after the date on which the Seller Representative believes that Pubco or its Subsidiaries has achieved a Commercial Milestone, the Seller Representative shall deliver a written statement to the Pubco Board (the “Commercial Earnout Statement”, and together with any Revenue/EBITDA Earnout Statements, the “Earnout Statements”) that sets forth in reasonable detail the evidence supporting its belief that the applicable Commercial Milestone has been achieved during the Earnout Period, along with copies of any relevant supporting documentation. The Pubco Board shall have twenty (20) days after its receipt of the Commercial Earnout Statement to review it. The Pubco Board and its Representatives on its behalf may make inquiries of the Seller Representative and related personnel and advisors of Pubco and its Subsidiaries regarding questions concerning or disagreements with the Commercial Earnout Statement arising in the course of their review thereof, and the Seller Representative and Pubco and its Subsidiaries shall provide reasonable cooperation in connection therewith. If the Pubco Board objects to the Commercial Earnout Statement, it shall deliver to the Seller Representative a statement setting forth its objections thereto (in reasonable detail and with any supporting documentation). If such written statement is not delivered by the Pubco Board within twenty (20) days following the date of delivery of the Commercial Earnout Statement, then the Pubco Board shall have waived its right to contest the Commercial Earnout Statement and whether the applicable Commercial Milestone(s) has been achieved as set forth therein. If such written statement is delivered by the Pubco Board within such twenty (20) day period, then the Seller Representative and the Pubco Board shall negotiate in good faith to resolve any such objections for a period of twenty (20) days thereafter. If the Seller Representative and the Pubco Board do not reach a final resolution within such twenty (20) day period, then, upon the written request of either Reviewing Party, the Reviewing Parties shall refer the dispute to the Independent Expert for final resolution of the dispute in accordance with the procedures set forth in Section 1.10(b)(iii).
(iii)   If a dispute with respect an Earnout Statement is submitted in accordance with this Section 1.10 to the Independent Expert for final resolution, the Parties shall follow the procedures set forth in this Section 1.10(b)(iii).   Each Reviewing Party agrees to execute, if requested by the Independent Expert, a reasonable engagement letter with respect to the determination to be made by the Independent Expert. All fees and expenses of the Independent Expert, and all other out-of-pocket costs and expenses incurred by a Reviewing Party in connection with resolving any dispute hereunder before the Independent Expert, shall be borne by Pubco. The Independent Expert shall determine only those issues still in dispute as of the Independent Expert Notice Date and the Independent Expert’s determination shall be based solely upon and be consistent with the terms and conditions of this Agreement. Each Reviewing Party shall use its commercially reasonable efforts to make their respective presentations as promptly as practicable following submission to the Independent Expert of the disputed items, and each such Reviewing Party shall be entitled, as part of its presentation, to respond to the presentation of the other Reviewing Party and any questions and requests of the Independent Expert. In deciding any matter, the Independent Expert shall be bound by the provisions of this Agreement, including this Section 1.10(b)(iii). It is the intent of the Parties that the activities of the Independent Expert in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including rules with respect to procedures and discovery). Each Reviewing Party shall request that the Independent Expert’s determination be made within thirty (30) days after its engagement, or as soon thereafter as possible, shall be set forth in a written statement delivered to the Reviewing Parties and shall be final, conclusive, non-appealable and binding for all purposes hereunder (other than for fraud or manifest error).
(iv)   If there is a final determination in accordance with this Section 1.10 that the Company Holder Participants are entitled to receive any of the Earnout Shares for having achieved an Earnout Milestone, the applicable portion of the Earnout Shares shall be due upon such final determination and Pubco shall issue and deliver such Earnout Shares to the Company Holder Participants as promptly as practicable, but in any event within twenty (20) days, thereafter, with each Company Holder Participant receiving its Company Holder Participant Pro Rata Share of such Earnout Shares (rounded to the nearest whole share).
(c)   Covenants Regarding Financial Reporting.   Pubco hereby agrees that for each fiscal year during the Earnout Period, it (i) shall not change its fiscal year end from December 31 of such year, and (ii) shall report its consolidated revenues and other financial information in U.S. dollars.

(d)   Changes in Business.   Following the Closing (including during the Earnout Period and for the Earnout Years), Pubco and its Subsidiaries shall be entitled to operate their respective businesses based upon the business requirements of Pubco and its Subsidiaries. Each of Pubco and its Subsidiaries shall be permitted, following the Closing (including during the Earnout Period and for the Earnout Years), to make changes at its sole discretion to its operations, organization, personnel, accounting practices and other aspects of its business, and the Company Holder Participants shall not have any right to claim the loss of all or any portion of any Earnout Shares or other damages as a result of such decisions. Notwithstanding the foregoing, Pubco shall not, and shall cause its Subsidiaries not to, take or omit to take any action that is in bad faith and has the primary purpose of avoiding, reducing or preventing the achievement or attainment of the Earnout Milestones.
1.11   Effect of Purchaser Merger on Issued and Outstanding Securities of Purchaser and Purchaser Merger Sub.   At the Effective Time, by virtue of the Purchaser Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:
(a)   Purchaser Units.   At the Effective Time, every issued and outstanding Purchaser Unit shall be automatically detached, and the holder thereof shall be deemed to hold one (1) Purchaser Ordinary Share and one (1) Purchaser Right in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.11.
(b)   Purchaser Ordinary Shares.   Every issued and outstanding Purchaser Ordinary Share (other than those described in Section 1.11(c), Section 1.11(d) and Section 1.11(e) below) that is not redeemed in the Closing Redemption shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) one-half of one share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for one-half of one share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Purchaser and the Company and with such other terms as may be agreed by the Purchaser and the Company (together, the “Per Share Purchaser Merger Consideration”), following which, all Purchaser Ordinary Shares shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of any certificates previously evidencing Purchaser Ordinary Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Any certificate previously evidencing Purchaser Ordinary Shares shall be exchanged for a certificate (if required by Law) representing the same number of shares of Pubco Common Stock upon the surrender of such certificate in accordance with Section 1.13.    Any certificate formerly representing Purchaser Ordinary Shares (other those described in Section 1.10(d) and Section 1.11(e) below) shall thereafter represent only the right to receive the same number of shares of Pubco Common Stock.
(c)   Purchaser Rights.   At the Effective Time, each issued and outstanding Purchaser Right shall be automatically converted into two-tenths (2/10) of one (1) Purchaser Ordinary Share, which is equivalent to the number of shares of Pubco Common Stock that would have been received by the holder thereof if such Purchaser Right had been converted upon the consummation of a Business Combination in accordance with the Purchaser’s Organizational Documents, the IPO Prospectus and the Rights Agreement into Purchaser Ordinary Shares, but for such purposes treating it as if such Business Combination had occurred at the Effective Time and the Purchaser Ordinary Shares issued upon conversion of the Purchaser Rights had then automatically been converted into shares of Pubco Common Stock. At the Effective Time, the Purchaser Rights shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. The holders of any certificates previously evidencing Purchaser Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Purchaser Rights, except as provided herein or by Law. Any certificate formerly representing Purchaser Rights shall thereafter represent only the right to receive shares of Pubco Common Stock as set forth herein (with any shares of Pubco Common Stock being rounded down to the nearest whole number).
(d)   Dissenting Shares.   Each Purchaser Ordinary Share owned by holders of Purchaser Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Purchaser Merger pursuant to the Cayman Companies Act (the “Dissenting Shares” and,

such holders, the “Dissenting Shareholders”) shall thereafter represent only the right to receive the applicable payments set forth in Section 1.17, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loss its rights to, dissent from the Purchaser Merger pursuant to Cayman Companies Act with respect to any Dissenting Shares.
(e)   Treasury Stock.   At the Effective Time, if there are any shares in the capital of Purchaser that are owned by the Purchaser as treasury shares or by any direct or indirect Subsidiary of the Purchaser, such shares shall be canceled and extinguished without any conversion thereof or payment therefor.
(f)   Purchaser Merger Sub Stock.   At the Effective Time, each ordinary share of Purchaser Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares of Purchaser Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares in the capital of Purchaser Surviving Subsidiary.
(g)   No Liability.   Notwithstanding anything to the contrary in this Section 1.10, none of the Purchaser Surviving Subsidiary, Pubco or any other Party shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.
1.12   Effect of Company Merger on Issued Securities of the Company and Company Merger Sub.    At the Effective Time, by virtue of the Company Merger and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company:
(a)   Company Common LLC Units.   Subject to clause (b) below, all Company Common LLC Units issued and outstanding immediately prior to the Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10), with each Company Holder being entitled to receive such Company Holder’s Company Holder Pro Rata Share of the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10), without interest, upon delivery of any required Transmittal Documents in accordance with Section 1.14. As of the Effective Time, each Company Holder shall cease to have any other rights in and to the Company or the Surviving Corporation (other than the rights set forth in Section 1.10 above).
(b)   Other Company Convertible Securities.   Any Company Convertible Security, if not exercised or converted prior to the Effective Time into Company Common LLC Units, shall be cancelled, retired and terminated and thereby cease to represent any right to acquire, be exchanged for or convert into equity securities of the Company or Pubco, or any other security or otherwise receive payment of cash or other consideration therefor, whether upon any contingency or valuation or otherwise.
(c)   Company Merger Sub Shares. At the Effective Time, all common membership units of Company Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of common membership units of Company Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted, and shall constitute the only equity securities in Company Surviving Subsidiary.
1.13   Effect of Mergers on Issued and Outstanding Securities of Pubco.   At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or the holders of securities of any Purchaser Party or the Company, all of the shares of capital stock of Pubco issued and outstanding immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof or payment therefor.
1.14   Exchange Procedures.
(a)   At or prior to the Effective Time, Pubco shall send to each Company Holder a letter of transmittal for the applicable portion of the Merger Consideration, in form and substance reasonably agreed by the Purchaser and the Company prior to the Closing (a “Letter of Transmittal”), which shall specify that the delivery of Pubco Certificates in respect of the Merger Consideration shall be effected, and risk of loss and title shall pass, only upon proper delivery to Pubco of membership interest certificates or other instruments, if any, representing the Company Common LLC Units (collectively, the “Company Certificates”), or written acknowledgement of the termination of their rights to such Company Common LLC Units to the extent that such Company Holder was never issued a Company Certificate or, in the case of a lost, stolen or destroyed Company Certificate, upon delivery of a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.14(d), for cancellation together with any related documentation reasonably requested by Pubco in connection therewith. Each Company Holder shall be entitled to receive its Company Holder Pro Rata Share of the Merger Consideration (and, with respect to the Company Holder Participants, its Company Holder Participant Pro Rata Share of any Earnout Shares after the Closing in accordance with Section 1.10 or any Returned Shares after the Closing in accordance with Section 1.15) in respect of the Company Common LLC Units represented by the Company Certificate(s) as soon as reasonably practicable after the Effective Time, but subject to the delivery to Pubco of the following items (collectively, the “Transmittal Documents”): (i) (x) if applicable, the Company Certificate(s) for its Company Common LLC Units (or a Lost Certificate Affidavit), together with a properly completed and duly executed Letter of Transmittal, or (y) written acknowledgement of the termination of the rights to such Company Common LLC Units to the extent that such Company Holder was required to have been issued a Company Certificate, but was never issued a Company Certificate, and (ii) such other documents as may be reasonably requested by Pubco. Pubco shall issue, or cause to be issued, to each holder of Company Common LLC Units, upon compliance with this Section 1.14(a), certificates representing the number of shares of Pubco Common Stock for which their Company Common LLC Units are exchangeable (the “Pubco Certificates”) at the Effective Time, and any Company Certificates surrendered in connection with this Section 1.14(a) shall forthwith be canceled. Until so surrendered, each Company Certificate shall represent after the Effective Time for all purposes only the right to receive such portion of the Merger Consideration (and any Earnout Shares after the Closing in accordance with Section 1.10) attributable to such Company Certificate.
(b)   If any portion of the Merger Consideration is to be delivered or issued to a Person other than the Person in whose name any surrendered Company Certificate is registered immediately prior to the Effective Time, it shall be a condition to such delivery that (i) the transfer of such Company Common LLC Units shall have been permitted in accordance with the terms of the Company’s Organizational Documents, as in effect immediately prior to the Effective Time, (ii) such Company Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and (iii) the recipient such portion of the Merger Consideration, or the Person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered, if a Significant Company Holder, counterparts to a Lock-Up Agreement, and such other Transmittal Documents as are reasonably deemed necessary by Pubco, and (iv) the Person requesting such delivery shall pay to Pubco any transfer or other Taxes required as a result of such delivery to a Person other than the registered holder of such Company Certificate or establish to the satisfaction of Pubco that such Tax has been paid or is not payable.
(c)   All securities issued upon the surrender of Purchaser Securities in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Purchaser Securities,    provided that any restrictions on the sale and transfer of Purchaser Securities shall also apply to the shares of Pubco Common Stock so issued in exchange. To the extent that any Purchaser Ordinary Shares are represented by physical certificates (“Purchaser Certificates”), the holders of such Purchaser Ordinary Shares shall be provided a customary letter of transmittal by the Purchaser to send their Purchaser Certificates (or in the case of a lost, stolen or destroyed Purchaser Certificate, a Lost Certificate Affidavit (and indemnity, if required) in the manner provided in Section 1.14(d)) to the transfer agent for the shares of Pubco Common Stock, which shall be the same as the transfer agent for the Purchaser Ordinary Shares, and such transfer agent shall, upon receipt of completed documentation, issue the shares of Pubco Common Stock that are issuable in respect of the holder’s Purchaser Ordinary Shares. To the extent that any Purchaser Securities are held in book-entry form, the issuance of shares of Pubco Common Stock shall automatically be made by the transfer agent. If certificates representing the shares of Pubco Common Stock are to be issued in a name other than that in which the Purchaser Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Purchaser Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange shall have paid to Pubco or any agent designated by it any transfer or other taxes required by reason of the issuance of certificates representing the shares of Pubco Common Stock in any name other than that of the registered holder of the Purchaser Certificates surrendered, or established to the satisfaction of Pubco or any agent designated by it that such tax has been paid or is not payable.
(d)   In the event any Company Certificate or Purchaser Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact (a “Lost Certificate Affidavit”) by the Person claiming such Company Certificate or Purchaser Certificate to be lost, stolen or destroyed and, if required by Pubco, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Pubco as indemnity against any claim that may be made against it with respect to such Company Certificate or Purchaser Certificate, Pubco shall issue or cause to be issued the number of shares of Pubco Common Stock for which such lost, stolen or destroyed Company Certificates or Purchaser Certificates are exchangeable at the Effective Time and any dividends or distributions payable pursuant to this Agreement.
(e)   Notwithstanding anything to the contrary contained herein, no fraction of a share of Pubco Common Stock shall be issued by Pubco by virtue of this Agreement or the transactions contemplated hereby, and each Person who would otherwise be entitled to a fraction of a share of Pubco Common Stock (after aggregating all fractional shares of Pubco Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Pubco Common Stock issued to such Person rounded down in the aggregate to the nearest whole share of Pubco Common Stock.
1.15   Shares in Respect of Specified Liability.   In the event that the amount of the Specified Liability has not been finally determined through a settlement or agreement prior to the Closing and is based on the amount of the Specified Liability reflected in the Interim Balance Sheet for purposes of the Closing Net Debt calculation, and, upon determination of the actual amount of the Specified Liability following the Closing pursuant to a final settlement or agreement relating thereto, the actual amount of such Specified Liability in such settlement or agreement is less than the amount of the Specified Liability set forth in the Interim Balance Sheet (any such difference, an “Excess Liability Amount”), then, as soon as practicable following such settlement or arrangement and determination of any such Excess Liability Amount, Pubco shall issue to the Company Holder Participants an aggregate number of shares of Pubco Common Stock equal to the Excess Liability Amount divided by $9.87 (any such shares so issued, the “Returned Shares”).
1.16   Tax Consequences.   The Parties hereby agree and acknowledge that, for U.S. federal income tax purposes, the Mergers, taken together, are intended to qualify as exchanges described in Section 351 of the Code (the “Intended Tax Treatment”). The Parties hereby agree to file all Tax and other informational returns on a basis consistent with such characterization. Each of the Parties acknowledges and agrees that each (i) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (ii) is responsible for paying its own Taxes, including any Taxes that may arise if the Mergers, taken together, do not qualify as exchanges described in Section 351 of the Code.
1.17   Dissenters’ Rights.
(a)   No person who has validly exercised their dissenters’ rights pursuant to Cayman Companies Act shall be entitled to receive the Per Share Purchaser Merger Consideration with respect to the Dissenting Shares owned by such Dissenting Shareholder unless and until such Dissenting Shareholder shall have effectively withdrawn or lost their dissenters’ rights under the Cayman Companies Act. Each Dissenting Shareholder shall be entitled to receive only the payment resulting from the procedure set forth in Cayman Companies Act with respect to the Dissenting Shares owned by such Dissenting Shareholder.
(b)   In the event that any written notices of objection to the Purchaser Merger are served by any shareholders of the Purchaser pursuant section 238(2) of the Cayman Companies Act, the Purchaser shall serve written notice of the authorization and approval of this Agreement, the Plan of Merger and the Purchaser Merger on such shareholders pursuant to section 238(4) of the Cayman Companies Act within twenty (20) days of obtaining the Required Purchaser Shareholder Approval.

1.18   Taking of Necessary Action; Further Action.   If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Purchaser Surviving Subsidiary and Company Surviving Subsidiary with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of Purchaser Merger Sub and Company Merger Sub, respectively, the then current officers and directors of the Purchaser, the Company, Pubco and the Merger Subs are fully authorized in the name of their respective corporations or otherwise to take, and shall take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.
ARTICLE II
CLOSING
2.1   Closing.   Subject to the satisfaction or waiver of the conditions set forth in Article VII, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Ellenoff Grossman & Schole, LLP (“EGS”), counsel to the Company, 1345 Avenue of the Americas, New York, NY 10105, remotely by electronic exchange of signatures, on a date and at a time to be agreed upon by the Purchaser and the Company, which date shall be no later than the third (3rd) Business Day after all the conditions to the Closing set forth in this Agreement have been satisfied or waived, or at such other date, time or place (including remotely) as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
Except as set forth in (i) the disclosure schedules delivered by the Purchaser to the Company on the date hereof (the “Purchaser Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, provided that any information set forth in any one section of the Purchaser Disclosure Schedules shall be deemed to apply to each other applicable Section of this Article III), or (ii) the SEC Reports that are available on the SEC’s website through EDGAR at least two (2) Business Days prior to the date of this Agreement (it being acknowledged that (x) nothing disclosed in any such SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.1 (Organization and Standing), Section 3.2 (Authorization; Binding Agreement) or Section 3.5 (Capitalization) and (y) no risk factors, forward-looking statements or similar predictive statements disclosed in any such SEC Report will be deemed to modify or qualify and representations or warranties set forth in this    Article III), the Purchaser represents and warrants to the Company, as of the date hereof and as of the Closing, as follows:
3.1   Organization and Standing.   The Purchaser is an exempted company duly organized, validly existing and in good standing under the Laws of the Cayman Islands. The Purchaser has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Purchaser is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or in good standing can be cured without material cost or expense. The Purchaser has heretofore made available to the Company accurate and complete copies of its Organizational Documents, as currently in effect. The Purchaser is not in violation of any provision of its Organizational Documents in any material respect.
3.2   Authorization; Binding Agreement.   The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform the Purchaser’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Purchaser Shareholder Approval. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby (a) have been duly and validly authorized by the board of directors of the Purchaser, and (b) other than the Required Purchaser Shareholder Approval, no other corporate proceedings, other than as set forth elsewhere in the Agreement, on the part of the Purchaser are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This

Agreement has been, and each Ancillary Document to which the Purchaser is a party shall be when delivered, duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).
3.3   Governmental Approvals.   Except as otherwise described in Schedule 3.3, no Consent of or with any Governmental Authority, on the part of the Purchaser, is required to be obtained or made in connection with the execution, delivery or performance by the Purchaser of this Agreement and each Ancillary Document to which it is a party or the consummation by the Purchaser of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the Transactions, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications would not reasonably be expected to have a Material Adverse Effect on the Purchaser or materially impair or delay the ability of the Purchaser to consummate the Transactions.
3.4   Non-Contravention.   Except as otherwise described in Schedule 3.4, the execution and delivery by the Purchaser of this Agreement and each Ancillary Document to which it is a party, the consummation by the Purchaser of the transactions contemplated hereby and thereby, and compliance by the Purchaser with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Purchaser’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 3.3 hereof, and the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Purchaser or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Purchaser under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Purchaser under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any Purchaser Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not reasonably be expected to have a Material Adverse Effect on the Purchaser or materially impair or delay the ability of the Purchaser to consummate the Transactions.
3.5   Capitalization.
(a)   The share capital of the Purchaser is US$100,000 divided into 800,000,000 Purchaser Ordinary Shares. The issued and outstanding Purchaser Securities as of the date of this Agreement are set forth in Schedule 3.5(a). As of the date of this Agreement, there are no issued or outstanding preference shares of the Purchaser. All outstanding Purchaser Ordinary Shares and Purchaser Units are duly authorized, validly issued, fully paid and non-assessable and are not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the Cayman Companies Act, the Purchaser’s Organizational Documents or any Contract to which Purchaser is a party. None of the outstanding Purchaser Securities has been issued in violation of any applicable securities Laws.
(b)   Except as set forth in Schedule 3.5(a) or Schedule 3.5(c), there are no (i) outstanding options, warrants, puts, calls, convertible securities, preemptive or similar rights, (ii) bonds, debentures, notes or other Indebtedness having general voting rights or that are convertible or exchangeable into securities having such rights or (iii) subscriptions or other rights, agreements, arrangements, Contracts or commitments of any character (other than this Agreement and the Ancillary Documents), (A) relating to the issued or unissued shares of the Purchaser or (B) obligating Purchaser to issue, transfer, deliver or sell or cause to be issued, transferred, delivered, sold or repurchased any options or shares or securities convertible into or exchangeable for such shares, or (C) obligating Purchaser to grant, extend or enter into any such option, warrant, call, subscription or other right, agreement, arrangement or commitment for such capital shares. Other than the Closing Redemption or as expressly set forth in this Agreement, there are no outstanding obligations of the Purchaser to repurchase, redeem or otherwise acquire any shares of the Purchaser or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Person. Except as set forth in Schedule 3.5(c), there are no shareholders’ agreements, voting trusts or other agreements or understandings to which the Purchaser is a party with respect to the voting of any shares of the Purchaser.
(c)   All Indebtedness of the Purchaser as of the date of this Agreement is disclosed in Schedule 3.5(c). No Indebtedness of the Purchaser contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Purchaser or (iii) the ability of the Purchaser to grant any Lien on its properties or assets.
(d)   Since the date of formation of the Purchaser, and except as contemplated by this Agreement, the Purchaser has not declared or paid any distribution or dividend in respect of its shares and has not repurchased, redeemed or otherwise acquired any of its shares, and the Purchaser’s board of directors has not authorized any of the foregoing.
(e)   Prior to giving effect to the Mergers, the Purchaser owns all of the issued and outstanding capital stock of Pubco, and other than Pubco and the Merger Subs, the Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
3.6   SEC Filings and Purchaser Financials.
(a)   The Purchaser, since the IPO, has filed all forms, reports, schedules, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Purchaser with the SEC under the Securities Act and/or the Exchange Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement. Except to the extent available on the SEC’s web site through EDGAR, the Purchaser has delivered to the Company copies in the form filed with the SEC of all of the following: (i) the Purchaser’s annual reports on Form 10-K for each fiscal year of the Purchaser beginning with the first year the Purchaser was required to file such a form, (ii) the Purchaser’s quarterly reports on Form 10-Q for each fiscal quarter that the Purchaser filed such reports to disclose its quarterly financial results in each of the fiscal years of the Purchaser referred to in clause (i) above, (iii) all other forms, reports, registration statements, prospectuses and other documents (other than preliminary materials) filed by the Purchaser with the SEC since the beginning of 2021 (the forms, reports, registration statements, prospectuses and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “SEC Reports”) and (iv) all certifications and statements required by (A) Rules 13a-14 or 15d-14 under the Exchange Act, and (B) 18 U.S.C. §1350 (Section 906 of SOX) with respect to any report referred to in clause (i) above (collectively, the “Public Certifications”). The SEC Reports (x) were prepared in all material respects in accordance with the requirements of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder and (y) did not, as of their respective effective dates (in the case of SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and at the time they were filed with the SEC (in the case of all other SEC Reports) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The Public Certifications are each true as of their respective dates of filing. As used in this Section 3.6, the term “file” shall be broadly construed to include any manner permitted by SEC rules and regulations in which a document or information is furnished, supplied or otherwise made available to the SEC. As of the date of this Agreement, (A) the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Rights are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such

Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.
(b)   The Purchaser maintains disclosure controls and procedures required by Rules 13a-15 or Rule 15d-15 under the Exchange Act; such controls and procedures are reasonably designed to ensure that all material information concerning the Purchaser and other material information required to be disclosed by the Purchaser in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of the Purchaser’s SEC filings and other public disclosure documents.
(c)   The financial statements and notes of the Purchaser contained or incorporated by reference in the SEC Reports (the “Purchaser Financials”) fairly present in all material respects the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Purchaser at the respective dates of and for the periods referred to in such financial statements, all in accordance with (i) GAAP methodologies applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable).
(d)   Except and to the extent reflected or reserved against in the Purchaser Financials, the Purchaser has not incurred any Liabilities or obligations of the type required to be reflected on a balance sheet in accordance with GAAP that are not adequately reflected or reserved on or provided for in the Purchaser Financials, other than Liabilities of the type required to be reflected on a balance sheet in accordance with GAAP that have been incurred since the Purchaser’s last Quarterly Report on Form 10-Q. The Purchaser does not maintain any “off-balance sheet arrangement” within the meaning of Item 303 of Regulation S-K of the Securities Act. As of the date of this Agreement, no financial statements other than those of the Purchaser are required by GAAP to be included in the Purchaser Financials.
(e)   Since its incorporation, the Purchaser has not received from the SEC staff or its independent auditors any written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Purchaser, (ii) “material weakness” in the internal controls over financial reporting of Purchaser or (iii) fraud, whether or not material, that involves management or other employees of the Purchaser who have a significant role in the internal controls over financial reporting of the Purchaser.
(f)   There are no outstanding loans or other extensions of credit made by the Purchaser to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of the Purchaser. The Purchaser has not taken any action prohibited by Section 402 of the SOX.
3.7   Absence of Certain Changes.
(a)   Since its incorporation, the Purchaser has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of an initial Business Combination as described in the IPO Prospectus, including the investigation of the Company and those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in the Purchaser’s Organizational Documents or the IPO Prospectus, there is no Contract binding upon any Purchaser Party or to which any Purchaser Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries.
(b)   Each Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
(c)   Since December 31, 2022, the Purchaser has not been subject to a Material Adverse Effect.
3.8   Compliance with Laws.   The Purchaser is, and has since its formation been, in compliance with all Laws applicable to it and the conduct of its business except for such noncompliance which would not reasonably be expected to have a Material Adverse Effect on the Purchaser, and the Purchaser has not received written or, to the Knowledge of the Purchaser, oral, notice alleging any violation of applicable Law by the Purchaser.
3.9   Actions; Orders; Permits.   There is no pending or, to the Knowledge of the Purchaser, threatened, material Action to which the Purchaser is subject which would reasonably be expected to have a Material Adverse Effect on the Purchaser. There is no material Action that the Purchaser has pending against any other Person. The Purchaser is not subject to any material Orders of any Governmental Authority, nor are any such Orders pending. The Purchaser holds all material Permits necessary to lawfully conduct its business as presently conducted, and to own, lease and operate its assets and properties, all of which are in full force and effect, except where the failure to hold such Consent or for such Consent to be in full force and effect would not reasonably be expected to have a Material Adverse Effect on the Purchaser.
3.10   Taxes and Returns.
(a)   The Purchaser has timely filed, or caused to be timely filed, all material Tax Returns required to be filed by it, which such Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all material Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP. Schedule 3.10(a) sets forth each jurisdiction where the Purchaser files or is required to file a Tax Return. There are no audits, examinations, investigations or other proceedings pending against the Purchaser in respect of any Tax, and the Purchaser has not been notified in writing of any proposed Tax claims or assessments against the Purchaser (other than, in each case, claims or assessments for which adequate reserves in the Purchaser Financials have been established in accordance with GAAP or are immaterial in amount). There are no Liens with respect to any Taxes upon any of the Purchaser’s assets, other than Permitted Liens. The Purchaser has no outstanding waivers or extensions of any applicable statute of limitations to assess any material amount of Taxes. There are no outstanding requests by the Purchaser for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(b)   Since the date of its formation, the Purchaser has not (i) changed any Tax accounting methods, policies or procedures except as required by a change in Law, (ii) made, revoked, or amended any material Tax election, (iii) filed any amended Tax Returns or claim for refund or (iv) entered into any closing agreement affecting or otherwise settled or compromised any material Tax Liability or refund.
(c)   The Purchaser is not aware of any fact or circumstance that would reasonably be expected to prevent the Mergers from qualifying as a transaction described in Section 351 of the Code.
3.11   Employees and Employee Benefit Plans.   The Purchaser does not (a) have any paid employees or (b) maintain, sponsor, contribute to or otherwise have any Liability under, any Benefit Plans. Neither the execution and delivery of this Agreement or the Ancillary Documents nor the consummation of the Transactions or the transactions contemplated by the Ancillary Documents will (i) result in any payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) from Purchaser or its Subsidiaries becoming due to any director, officer or employee of the Purchaser or (ii) result in the acceleration of the time of payment or vesting of any such payment or benefit. There is no arrangement with respect to any employee of the Purchaser that would result in the payment of any amount that by operation of Sections 280G or 162(m) of the Code would not be deductible by the Purchaser and no arrangement exists pursuant to which the Purchaser will be required to “gross up” or otherwise compensate any Person because of the imposition of any excise tax on a payment to such Person.
3.12   Properties.   The Purchaser does not own, license or otherwise have any right, title or interest in any material Intellectual Property. The Purchaser does not own or lease any material real property or material Personal Property.
3.13   Material Contracts.
(a)   Except as disclosed in Purchaser’s SEC Reports, other than this Agreement and the Ancillary Documents, there are no Contracts to which the Purchaser is a party or by which any of its properties or assets may be bound, subject or affected, which (i) creates or imposes a Liability greater than $100,000, (ii) may not be cancelled by the Purchaser on less than sixty (60) days’ prior notice without payment of a material penalty or termination fee or (iii) prohibits, prevents, restricts or impairs in any material respect any business practice of the Purchaser as its business is currently conducted, any acquisition of material property by the Purchaser, or restricts in any material respect the ability of the Purchaser to engage in business as currently conducted by it or compete with any other Person (each, a “Purchaser Material Contract”). All Purchaser Material Contracts have been made available to the Company other than those that are exhibits to the SEC Reports.
(b)   With respect to each Purchaser Material Contract: (i) the Purchaser Material Contract was entered into at arms’ length and in the ordinary course of business; (ii) the Purchaser Material Contract is legal, valid, binding and enforceable in all material respects against the Purchaser and, to the Knowledge of the Purchaser, the other parties thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (iii) the Purchaser is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by the Purchaser, or permit termination or acceleration by the other party, under such Purchaser Material Contract; and (iv) to the Knowledge of the Purchaser, no other party to any Purchaser Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the Purchaser under any Purchaser Material Contract.
3.14   Transactions with Affiliates.   Schedule 3.14 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer or employee or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding capital stock as of the date hereof.
3.15   Investment Company Act; JOBS Act.   As of the date of this Agreement, the Purchaser is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meaning of the Investment Company Act. The Purchaser constitutes an “emerging growth company” within the meaning of the JOBS Act.
3.16   Finders and Brokers.   Except as set forth in Schedule 3.16, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser, the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Purchaser.
3.17   Certain Business Practices.
(a)   Neither the Purchaser, nor any of its directors or officers, nor, to the Knowledge of the Purchaser, any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the any local or foreign anti-corruption or bribery Law, (iii) made any other unlawful payment or (iv) since the formation of the Purchaser, directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Purchaser or assist it in connection with any actual or proposed transaction.
(b)   The operations of the Purchaser are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Purchaser with respect to any of the foregoing is pending or, to the Knowledge of the Purchaser, threatened.
(c)   None of the Purchaser or any of its directors or officers, or, to the Knowledge of the Purchaser, any other Representative acting on behalf of the Purchaser is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the Purchaser has not, in the last five (5) fiscal years directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
3.18   Insurance.   Schedule 3.18 lists all insurance policies (by policy number, insurer, coverage period, coverage amount, annual premium and type of policy) held by the Purchaser relating to the Purchaser or its business, properties, products, products liability, assets, directors, officers and employees, copies of which have been provided to the Company. All premiums due and payable under all such insurance policies have been timely paid and the Purchaser is otherwise in material compliance with the terms of such insurance policies. All such insurance policies are in full force and effect, and to the Knowledge of the Purchaser, there is no threatened termination of, or material premium increase with respect to, any of such insurance policies. There have been no insurance claims made by the Purchaser. The Purchaser has each reported to its insurers all claims and pending circumstances that would reasonably be expected to result in a claim, except where such failure to report such a claim would not be reasonably likely to have a Material Adverse Effect on the Purchaser.
3.19   Transactions with Affiliates.   Schedule 3.19 sets forth a true, correct and complete list of the Contracts and arrangements that are in existence as of the date of this Agreement under which there are any existing or future Liabilities or obligations between the Purchaser and any (a) present or former director, officer, employee, manager, direct or indirect equityholder or Affiliate of the Purchaser, or any immediate family member of any of the foregoing, or (b) record or beneficial owner of more than five percent (5%) of the Purchaser’s outstanding equity securities as of the date hereof.
3.20   Independent Investigation.   The Purchaser has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of the Company, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company for such purpose. The Purchaser acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely upon its own investigation and the express representations and warranties of the Company set forth in this Agreement (including the related portions of the Company Disclosure Schedules) and in any certificate delivered to Purchaser pursuant hereto, and the information provided by or on behalf of the Company for the Registration Statement; and (b) none of the Company nor its respective Representatives have made any representation or warranty as to the Company or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Company Disclosure Schedules) or in any certificate delivered to Purchaser pursuant hereto, or with respect to the information provided by or on behalf of the Company for the Registration Statement.
3.21   Trust Account.   As of June 30, 2023, there is $71,632,401.23 in cash held in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement, the Purchaser’s Organizational Documents and the IPO Prospectus. Amounts in the Trust Account are invested in U.S. government securities within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act, which invest only in direct U.S. government treasury obligations. The Purchaser has performed all material obligations required to be performed by it to date, and is not in material default or breach, under the Trust Agreement, and to the Purchaser’s Knowledge, no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. The Trust Agreement is in full force and effect and is a legal, valid and binding obligation of the Purchaser and, to the Knowledge of the Purchaser, the Trustee, enforceable in accordance with its terms, subject to the Enforceability Exceptions. Except to the extent necessary in connection with any Extensions, the Trust Agreement has not been terminated, repudiated, rescinded, amended or supplemented or modified, in any respect, and to the Knowledge of the Purchaser, no such termination, repudiation, rescission, amendment, supplement or modification is contemplated. There are no separate Contracts, side letters or other arrangements (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports filed or furnished by the Purchaser to be inaccurate in any material respect or that would entitle any Person (other than Public Shareholders who shall have elected to redeem their Purchaser Ordinary Shares pursuant to the Purchaser’s Organizational Documents and the underwriters of the IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account prior to the closing of a Business Combination. As of the date hereof, the Purchaser does not have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Purchaser on the Closing Date. There are no Actions pending with respect to the Trust Account. The Purchaser has not released any money from the Trust Account other than to pay Taxes from any interest income earned in the Trust Account in accordance with the Trust Agreement and for prior redemptions of Purchaser Ordinary Shares by Public Shareholders in connection with prior amendments to the Purchaser’s Organizational Documents to extend its deadline to consummate a Business Combination. As of the Effective Time, the obligations of the Purchaser to dissolve or liquidate pursuant to the Purchaser’s Organizational Documents shall terminate and the Purchaser shall have no obligation whatsoever pursuant to the Purchaser’s Organizational Documents to dissolve and liquidate the assets of the Purchaser by reason of the consummation of the transactions contemplated herein. Following the Effective Time, no shareholder of the Purchaser is or shall be entitled to receive any amount from the Trust Account except to the extent such shareholder shall have elected to tender its Purchaser Ordinary Shares for redemption pursuant to the Closing Redemption in compliance with the Purchaser’s Organizational Documents.
3.22   No Other Representations.   Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Purchaser nor any other Person on its behalf makes any express or implied representation or warranty with respect to the Purchaser or its business, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Purchaser hereby expressly disclaims any other representations or warranties, whether implied or made by the Purchaser or any of its Representatives. Except for the representations and warranties expressly made by the Purchaser in this Article III (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, the Purchaser hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of the Purchaser), including any representations or warranties regarding the probable success or profitability of the businesses of the Purchaser.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PUBCO AND THE MERGER SUBS
Except as set forth in the Purchaser Disclosure Schedules, each of Pubco and the Merger Subs represents and warrants to the Purchaser and the Company, as of the date hereof and as of the Closing, as follows:
4.1   Organization and Standing.   Pubco is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Company Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser Merger Sub is an exempted company validly existing and in good standing under the Laws of the Cayman

Islands. Each of Pubco and the Merger Subs has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Pubco and the Merger Subs is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not individually or in the aggregate reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party. Pubco has heretofore made available to the Purchaser and the Company accurate and complete copies of the Organizational Documents of Pubco and the Merger Subs, each as currently in effect. Neither Pubco nor any Merger Sub is in violation of any provision of its Organizational Documents in any material respect.
4.2   Authorization; Binding Agreement.   Subject to the adoption of the Amended Pubco Organizational Documents and delivery of the Written Consents in accordance with Section 6.24, each of Pubco and the Merger Subs has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Document to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each Ancillary Document to which it is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the board of directors of Pubco and the Merger Subs and, subject to the delivery of the Written Consents in accordance with Section 6.24 no other corporate proceedings, other than as expressly set forth elsewhere in this Agreement (including the adoption of the Amended Pubco Organizational Documents), on the part of Pubco or the Merger Subs are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which Pubco or the Merger Subs is a party has been or shall be when delivered, duly and validly executed and delivered by such Party and, assuming the due authorization, execution and delivery of this Agreement and such Ancillary Documents by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, subject to the Enforceability Exceptions.
4.3   Governmental Approvals.   Except as otherwise set forth in Schedule 4.3, no Consent of or with any Governmental Authority, on the part of Pubco or the Merger Subs is required to be obtained or made in connection with the execution, delivery or performance by such Party of this Agreement and each Ancillary Document to which it is a party or the consummation by such Party of the transactions contemplated hereby and thereby, other than (a) such filings as contemplated by this Agreement, (b) any filings required with Nasdaq or the SEC with respect to the transactions contemplated by this Agreement, (c) applicable requirements, if any, of the Securities Act, the Exchange Act, and/or any state “blue sky” securities Laws, and the rules and regulations thereunder, and (d) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.4   Non-Contravention.   The execution and delivery by Pubco and the Merger Subs of this Agreement and each Ancillary Document to which it is a party, the consummation by such Party of the transactions contemplated hereby and thereby, and compliance by such Party with any of the provisions hereof and thereof, will not (a) subject to the adoption of the Amended Pubco Organizational Documents, conflict with or violate any provision of such Party’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 4.3 hereof, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Party, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, reasonably be expected to have a material impact on the ability of Pubco or any Merger Sub to consummate on a timely basis the transactions contemplated by this Agreement and the Ancillary Documents to which it is a party.
4.5   Capitalization.   Prior to giving effect to the Mergers and the Amended Purchaser Organizational Documents, (i) Pubco is authorized to issue 100 shares of Pubco Common Stock, of which 100 shares are issued and outstanding, and all of which are owned by the Purchaser, (ii) the share capital of Purchaser Merger Sub is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 10,000 shares are issued and outstanding, and all of which are owned by Pubco, and (iii) Company Merger Sub is authorized to issue 1,000 common membership units, of which 1,000 common membership units are issued and outstanding, and all of which are owned by Pubco. Prior to giving effect to the Mergers, other than Pubco’s ownership of the Merger Subs, Pubco and the Merger Subs do not have any Subsidiaries or own any equity interests in any other Person.
4.6   Ownership of Merger Consideration.   All shares of Pubco Common Stock to be issued and delivered to the Company Holders as Merger Consideration in accordance with Article I shall be, upon issuance and delivery of such Pubco Common Stock, fully paid and non-assessable, free and clear of all Liens, other than restrictions arising from applicable securities Laws, any applicable Lock-Up Agreement and any Liens incurred by any Company Holder, and the issuance and sale of such Pubco Common Stock pursuant hereto will not be subject to or give rise to any preemptive rights or rights of first refusal.
4.7   Pubco and Merger Sub Activities.   Since their formation, Pubco and the Merger Subs have not engaged in any business activities other than as contemplated by this Agreement, do not own directly or indirectly any ownership, equity, profits or voting interest in any Person (other than Pubco’s 100% ownership of the Merger Subs) and have no assets or Liabilities except those incurred in connection with this Agreement and the Ancillary Documents to which they are a party and the transactions contemplated hereby and thereby, and, other than this Agreement and the Ancillary Documents to which they are a party, Pubco and the Merger Subs are not party to or bound by any Contract.
4.8   Finders and Brokers.   No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Purchaser Parties or the Company or any of their respective Affiliates in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pubco or the Merger Subs.
4.9   Investment Company Act.   As of the date of this Agreement, Pubco is not an “investment company”, a Person directly or indirectly controlled by or acting on behalf of an “investment company”, or required to register as an “investment company”, in each case within the meanings of the Investment Company Act.
4.10   No Other Representations.   Except for the representations and warranties expressly made by Pubco and the Merger Subs in this Article IV (as modified by the Purchaser Disclosure Schedules) or as expressly set forth in an Ancillary Document, none of Pubco nor the Merger Subs nor any other Person on any of their behalves makes any express or implied representation or warranty with respect to Pubco or the Merger Subs or their respective businesses, operations, assets or Liabilities, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and each of Pubco and the Merger Subs hereby expressly disclaims any other representations or warranties, whether implied or made by Pubco or either of the Merger Subs or any of their respective. Except for the representations and warranties expressly made by Pubco and the Merger Subs in this Article IV (as modified by the Purchaser Disclosure Schedules) or in an Ancillary Document, each of Pubco and the Merger Subs hereby expressly disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company or any of its Representatives by any Representative of Pubco or a Merger Sub), including any representations or warranties regarding the probable success or profitability of the businesses of Pubco or a Merger Sub.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the disclosure schedules delivered by the Company to the Purchaser on the date hereof (the “Company Disclosure Schedules”), the Section numbers of which are numbered to correspond to the Section numbers of this Agreement to which they refer, provided that any information set forth in any one section of the Company Disclosure Schedules shall be deemed to apply to each other applicable Section of this    Article V), the Company hereby represents and warrants to the Purchaser Parties, as of the date hereof and as of the Closing, as follows:
5.1   Organization and Standing.   The Company is a limited liability company duly formed, validly existing and in good standing under the DLLCA and has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing in the jurisdiction in which it is incorporated or registered and in each other jurisdiction where it does business or operates to the extent that the character of the property owned, or leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary and would not have a Material Adverse Effect. Schedule 5.1 lists all jurisdictions in which the Company is qualified to conduct business and all names other than its legal name under which the Company does business. The Company has provided to the Purchaser accurate and complete copies of its Organizational Documents, as amended to date and as currently in effect. The Company is not in violation of any provision of its Organizational Documents in any material respect.
5.2   Authorization; Binding Agreement.   The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or is required to be a party, to perform the Company’s obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, subject to obtaining the Required Company Holder Approval. The execution and delivery of this Agreement and each Ancillary Document to which the Company is or is required to be a party and the consummation of the transactions contemplated hereby and thereby, (a) have been duly and validly authorized by the Company’s board of directors in accordance with the Company’s Organizational Documents, the DLLCA, any other applicable Law or any Contract to which the Company or any of its equity holders is a party or by which it or its securities are bound and (b) other than the Required Company Holder Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement and each Ancillary Document to which it is a party or to consummate the transactions contemplated hereby and thereby. This Agreement has been, and each Ancillary Document to which the Company is or is required to be a party shall be when delivered, duly and validly executed and delivered by the Company and assuming the due authorization, execution and delivery of this Agreement and any such Ancillary Document by the other parties hereto and thereto, constitutes, or when delivered shall constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions. The Company’s board of directors, by resolutions duly adopted at a meeting duly called and held or by unanimous written consent (i) determined that this Agreement and the Merger and the other transactions contemplated hereby are advisable, fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the Company Merger and the other transactions contemplated by this Agreement in accordance with the DLLCA, (iii) directed that this Agreement be submitted to the Company’s members for adoption and (iv) resolved to recommend that the Company’s members adopt this Agreement.
5.3   Capitalization.
(a)   As of the date of this Agreement, the Company issued and outstanding membership or other equity interests of the Company consists of 10,210,300 Company Series A Units, 9,807,784 Company Series B Units, and 1,678,862 Company Series C Units. There are 51,918 Company Series C Units reserved and available for issuance pursuant to the Company’s Equity Incentive Plan. Prior to giving effect to the transactions contemplated by this Agreement (including, without limitation, the Recapitalization), all of the issued and outstanding Company Units and other equity interests of the Company are set forth on Schedule 5.3(a), along with the beneficial and record owners thereof. All of the outstanding Company Units and other equity interests of the Company have been duly authorized, are fully paid and non-assessable and not in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DLLCA, any other applicable Law, the Company’s Organizational Documents or any Contract to which the Company is a party or by which it or its securities are bound. The Company does not directly or indirectly hold any Company Units or other equity interests of the Company in treasury. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws.
(b)   Other than as set forth in Schedule 5.3(b), there are no Company Convertible Securities, or preemptive rights or rights of first refusal or first offer, nor are there any Contracts, commitments, arrangements or restrictions to which the Company or, to the Knowledge of the Company, any of its equity holders is a party or bound relating to any equity securities of the Company, whether or not outstanding. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to the Company. Except as set forth in Schedule 5.3(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company’s equity interests. Except as set forth in the Company Operating Agreement or in Schedule 5.3(b), there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any equity interests or securities of the Company, nor has the Company granted any registration rights to any Person with respect to the Company’s equity securities. All of the Company’s securities have been granted, offered, sold and issued in compliance with all applicable securities Laws. Except as set forth in Schedule 5.3(b), as a result of the consummation of the transactions contemplated by this Agreement, no equity interests of the Company are issuable and no rights in connection with any interests, warrants, rights, options or other securities of the Company accelerate or otherwise become triggered (whether as to vesting, exercisability, convertibility or otherwise).
(c)   Except as disclosed in the Company Financials, since January 1, 2023, the Company has not declared or paid any distribution or dividend in respect of its equity interests and has not repurchased, redeemed or otherwise acquired any equity interests of the Company, and the board of directors of the Company has not authorized any of the foregoing.
5.4   Subsidiaries.   The Purchaser does not have any Subsidiaries or own any equity interests in any other Person.
5.5   Governmental Approvals.   Except as otherwise described in Schedule 5.5, no Consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or any Ancillary Documents or the consummation by the Company of the transactions contemplated hereby or thereby other than (a) such filings as are expressly contemplated by this Agreement or (b) where the failure to obtain or make such Consents or to make such filings or notifications, would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Company or its ability to perform its obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby, in any case, in any material respect.
5.6   Non-Contravention.   Except as otherwise described in Schedule 5.6, the execution and delivery by the Company of this Agreement and each Ancillary Document to which the Company is or is required to be a party or otherwise bound, and the consummation by the Company of the transactions contemplated hereby and thereby and compliance by the Company with any of the provisions hereof and thereof, will not (a) conflict with or violate any provision of the Company’s Organizational Documents, (b) subject to obtaining the Consents from Governmental Authorities referred to in Section 5.5 hereof, the waiting periods referred to therein having expired, and any condition precedent to such Consent or waiver having been satisfied, conflict with or violate any Law, Order or Consent applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party Consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of any Company Material Contract, except for any deviations from any of the foregoing clauses (a), (b) or (c) that would not, individually or in the aggregate, have or reasonably be expected to have a material and adverse effect upon the Company or its ability to perform their obligations under this Agreement or the Ancillary Documents or consummate the transactions contemplated hereby or thereby.
5.7   Financial Statements.
(a)   As used herein, the term “Company Financials” means the unaudited financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2022 (the “Balance Sheet Date”) and December 31, 2021, and the related unaudited income statements, changes in members’ equity and statements of cash flows for the fiscal years then ended. True and correct copies of the Company Financials are attached as Schedule 5.7(a). The Company Financials (i) accurately reflect in all material respects the books and records of the Company as of the times and for the periods referred to therein, (ii) were prepared in accordance with GAAP, consistently applied throughout and among the periods involved (except that these unaudited statements exclude the footnote disclosures and other presentation items required for GAAP and exclude year-end adjustments which will not be material in nature or amount), and (iii) fairly present in all material respects the financial position of the Company as of the respective dates thereof and the results of the operations and cash flows of the Company for the periods indicated. The Company has never been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.
(b)   All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws. The Company has not been subject to or involved in any material fraud that involves management or other employees who have a significant role in the internal controls over financial reporting of the Company. In the past three (3) years, the Company has not received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices.
(c)   The Company does not have any Indebtedness other than the Indebtedness set forth in Schedule 5.7(c). No Indebtedness of the Company contains any restriction upon (i) the prepayment of any of such Indebtedness, (ii) the incurrence of Indebtedness by the Company, or (iii) the ability of the Company to grant any Lien on its properties or assets.
(d)   The Company is not subject to any Liabilities or obligations (of the type required to be reflected on a balance sheet prepared in accordance with GAAP), except for those that are either (i) adequately reflected or reserved on or provided for in the balance sheet of the Company and its Subsidiaries as of the Balance Sheet Date contained in the Company Financials, (ii) not material and that were incurred after the Balance Sheet Date in the ordinary course of business consistent with past practice (other than Liabilities for breach of any Contract or violation of any Law) or (iii) Expenses of the Company incurred in connection with the negotiation, preparation and/or execution of this Agreement or any of the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
5.8   Absence of Certain Changes.   Except as set forth in Schedule 5.8, since December 31, 2022, the Company has (a) conducted its business only in the ordinary course of business consistent with past practice, (b) not been subject to a Material Adverse Effect and (c) has not taken any action or committed or agreed to take any action that would be prohibited by Section 6.2(b) (without giving effect to Schedule 6.2) if such action were taken on or after the date hereof without the consent of the Purchaser.
5.9   Compliance with Laws.   The Company is not nor has the Company been in material conflict or material non-compliance with, or in material default or violation of, nor has the Company received, since January 1, 2022, any written or, to the Knowledge of the Company, oral notice of any material conflict or non-compliance with, or material default or violation of, any applicable Laws by which it or any of its properties, assets, employees, business or operations are or were bound or affected.

5.10   Company Permits.   The Company holds all Permits necessary to lawfully conduct in all material respects its business as presently conducted and to own, lease and operate its assets and properties (collectively, the “Company Permits”). All of the material Company Permits are in full force and effect, and no suspension or cancellation of any of the Company Permits is pending or, to the Company’s Knowledge, threatened. The Company is not in violation in any material respect of the terms of any Company Permit, and the Company has not received any written or, to the Knowledge of the Company, oral notice of any Actions relating to the revocation or modification of any Company Permit.
5.11   Litigation.   Except as described in Schedule 5.11, as of the date of this Agreement there is no (a) Action of any nature currently pending or, to the Company’s Knowledge, threatened; or (b) Order now pending or outstanding or that was rendered by a Governmental Authority, in either case of (a) or (b) by or against the Company, its business, equity securities or assets, which is reasonably expected to have a Material Adverse Effect upon the Company. Since January 1, 2022, to the Company’s Knowledge, none of the current or former executive officers, senior management or directors of the Company have been charged with, indicted for, arrested for, or convicted of any felony or any crime involving fraud.
5.12   Material Contracts.
(a)   Schedule 5.12(a) sets forth a true, correct and complete list of, and the Company has made available to the Purchaser (including written summaries of oral Contracts), true, correct and complete copies of, each Contract to which the Company is a party or by which the Company or any of its properties or assets are bound or affected (each Contract required to be set forth in Schedule 5.12(a), a “Company Material Contract”) that:
(i)   contains covenants that limit the ability of the Company (A) to compete in any line of business or with any Person or in any geographic area or to sell, or provide any service or product or solicit any Person, including any non-competition covenants, employee and customer non-solicit covenants, exclusivity restrictions, rights of first refusal or most-favored pricing clauses or (B) to purchase or acquire an interest in any other Person;
(ii)   involves any joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture;
(iii)   involves any exchange traded, over the counter or other swap, cap, floor, collar, futures contract, forward contract, option or other derivative financial instrument or Contract, based on any commodity, security, instrument, asset, rate or index of any kind or nature whatsoever, whether tangible or intangible, including currencies, interest rates, foreign currency and indices;
(iv)   evidences Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company having an outstanding principal amount in excess of $100,000;
(v)   involves the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets with an aggregate value in excess of $100,000 (other than in the ordinary course of business consistent with past practice) or shares or other equity interests of the Company or another Person;
(vi)   relates to any merger, consolidation or other business combination with any other Person or the acquisition or disposition of any other entity or its business or material assets or the sale of the Company, its business or material assets, in each case with ongoing obligations on behalf of the Company;
(vii)   by its terms, individually or with all related Contracts, called for aggregate payments or resulted in receipts by the Company under such Contract or Contracts of at least $100,000 in the 12-month period ended June 30, 2023, and which the Company reasonably expects to require payments or receipts of at least $100,000 in the current fiscal year;
(viii)   between the Company and any of its directors, officers, contractors or employees of the Company or any Related Person (other than at-will employment or consulting arrangements or intellectual property assignment agreements with employees and contractors entered into in the ordinary course of business consistent with past practice and comporting in all material respects with the Company form agreements therefor), including all non-competition, severance and indemnification agreements;
(ix)   obligates the Company to make any capital commitment or expenditure in excess of $100,000 (including pursuant to any joint venture);
(x)   relates to a material settlement entered into within three (3) years prior to the date of this Agreement or under which the Company has outstanding obligations (other than customary confidentiality obligations);
(xi)   is between the Company and any directors, officers or employees of the Company (other than at-will employment arrangements with employees entered into in the ordinary course of business consistent with past practice), including all non-competition, severance and indemnification agreements, or any Related Person;
(xii)   relates to the development, ownership, licensing or use of any material Intellectual Property by, to or from the Company, other than Off-the-Shelf Software; or
(xiii)   that would be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.
(b)   Except as disclosed in Schedule 5.12(b), with respect to each Company Material Contract: (i) such Company Material Contract is valid and binding and enforceable in all material respects against the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (except, in each case, as such enforcement may be limited by the Enforceability Exceptions); (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity or enforceability of any Company Material Contract in any material respect; (iii) the Company is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute a material breach or default by the Company, or permit termination or acceleration by the other party thereto, under such Company Material Contract; (iv) to the Knowledge of the Company, no other party to such Company Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a material breach or default by such other party, or permit termination or acceleration by the Company, under such Company Material Contract; (v) the Company has not received written or, to the Knowledge of the Company, oral notice of an intention by any party to any such Company Material Contract that provides for a continuing obligation by any party thereto to terminate such Company Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect the Company in any material respect; and (vi) the Company has not waived any material rights under any such Company Material Contract.
5.13   Intellectual Property.
(a)   Schedule 5.13(a)(i) sets forth as of the date of this Agreement (i) all material U.S. and foreign registered Patents, Trademarks, Copyrights and Internet Assets and applications therefor owned, purported to be owned, or exclusively licensed by the Company or otherwise used or held for use by the Company in which the Company is or purports to be the owner, applicant or assignee (“Company Registered IP”), specifying as to each item, as applicable: (A) the nature of the item, including the title, (B) the owner of the item, (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed and (D) the issuance, registration or application numbers and dates and (ii) all material unregistered Intellectual Property owned or purported to be owned by, licensed by, licensed to, or otherwise used or held for use by the Company (collectively with the Company Registered IP, “Company IP”).
(b)   To the Knowledge of the Company, the Company has a valid and enforceable license to use all third-party Intellectual Property that is used or practiced in the conduct of its respective business.

The Company is not a party to any Contract that requires the Company to assign to any Person all of its rights in any Intellectual Property developed by the Company under such Contract.
(c)   Schedule 5.13(c) sets forth all licenses, sublicenses and other agreements or permissions under which the Company is the licensee or recipient of rights (each, an “Inbound IP License”), other than (A) Off-the-Shelf Software, (B) employee or consultant invention assignment agreements, (C) confidentiality agreements entered into in the ordinary course of business solely for the purposes of evaluating a potential business relationship, or (D) non-exclusive licenses granted by the Company, or to the Company in the ordinary course of business, and for each such Inbound IP License, describes (i) the applicable Intellectual Property affected, (ii) the licensor or grantor of rights under such Inbound IP License, and (iii) any royalties, license fees or other compensation due to any Person, if any. Each Inbound IP License is in effect, binding on, and enforceable against the parties thereto. Neither the Company, nor, to the Company’s Knowledge, no counterparty to any Inbound IP License, is in material breach of any Inbound IP License. As of the date of this Agreement, the Company does not have any licenses, sublicenses and other agreements or permissions under which the Company is the licensor or grantor of rights.
(d)   No Action is pending or, to the Company’s Knowledge, threatened against the Company that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense, or that otherwise relates to, any Intellectual Property currently owned, purported to be owned, licensed, used or held for use by the Company. The Company has not received any written or, to the Knowledge of the Company, oral notice or claim asserting or suggesting that any infringement, misappropriation, violation, dilution, wrongful disclosure or unauthorized use of the Intellectual Property of any other Person is or may be occurring or has or may have occurred, as a consequence of the business activities of the Company; (iii) there are no outstanding Orders to which the Company is a party or its otherwise bound that (A) restrict the rights of the Company to use, transfer, license or enforce any Intellectual Property owned by the Company, (B) restrict the conduct of the business of the Company in order to accommodate a third Person’s Intellectual Property, or (C) other than the Outbound IP Licenses, grant any third Person any right with respect to any Intellectual Property owned or purported to be owned by the Company. The Company is not currently infringing, misappropriating, wrongfully disclosing, diluting or otherwise violating any Intellectual Property of any other Person in connection with the ownership, use or license of any Intellectual Property owned or purported to be owned by the Company or otherwise in connection with the conduct of the respective businesses of the Company. To the Company’s Knowledge, no third party is currently, or since January 1, 2018, has been, infringing upon, misappropriating, wrongfully disclosing, diluting, or otherwise violating any Company IP.
(e)   To the Knowledge of the Company, no Person has obtained unauthorized access to third party information and data (including personally identifiable information) in the possession of the Company, nor has there been any other material compromise of the security, confidentiality or integrity of such information or data, and no written or, to the Knowledge of the Company, oral complaint relating to an improper use or disclosure of, or a breach in the security of, any such information or data has been received by the Company; and (ii) the operation of the business of the Company has not and does not violate any right to privacy or publicity of any third Person.
(f)   The Company is not legally bound by any Contract or other obligation under which the occurrence of the Closing would (i) obligate the Company to license, or otherwise grant rights or result in the grant of rights to any other Person in, any Intellectual Property (whether owned or used by the Company), (ii) entitle any Person to a release of any source code escrow or any other disclosure of any source code that is Company Intellectual Property, (iii) result in any material Liens on the Company Intellectual Property, (iv) result in the material loss or impairment of the Company’s rights to own or use any Company Intellectual Property or (v) otherwise materially increase any burdens or decrease any rights relating to the Company Intellectual Property.
(g)   The consummation of any of the transactions contemplated by this Agreement will not result in the material breach, material modification, cancellation, termination, suspension of, or acceleration of any payments with respect to, or release of source code because of (i) any Contract providing for the license or other use of Intellectual Property owned by the Company, or (ii) any Inbound IP License.

5.14   Taxes and Returns.
Except as set forth on Schedule 5.18:
(a)   The Company has or will have timely filed, or caused to be timely filed, all federal, state, local and foreign Tax Returns required to be filed by it (taking into account all available extensions), which Tax Returns are true, accurate, correct and complete in all material respects, and has paid, collected or withheld, or caused to be paid, collected or withheld, all Taxes required to be paid, collected or withheld, other than such Taxes for which adequate reserves in the Company Financials have been established.
(b)   There is no Action currently pending or, to the Knowledge of the Company, threatened, against the Company by a Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.
(c)   The Company is not being audited by any Tax authority or has been notified in writing or, to the Knowledge of the Company, orally by any Tax authority that any such audit is contemplated or pending. There are no claims, assessments, audits, examinations, investigations or other Actions pending against the Company in respect of any Tax, and the Company has not been notified in writing of any proposed Tax claims or assessments against it (other than, in each case, claims or assessments for which adequate reserves in the Company Financials have been established).
(d)   There are no Liens with respect to any Taxes upon the Company’s assets, other than Permitted Liens.
(e)   The Company has collected or withheld all Taxes currently required to be collected or withheld by it, and all such Taxes have been paid to the appropriate Governmental Authorities or set aside in appropriate accounts for future payment when due.
(f)   The Company does not have any outstanding waivers or extensions of any applicable statute of limitations to assess any amount of Taxes. There are no outstanding requests by the Company for any extension of time within which to file any Tax Return or within which to pay any Taxes shown to be due on any Tax Return.
(g)   The Company has not made any change in accounting method (except as required by a change in Law) or received a ruling from, or signed an agreement with, any taxing authority that would reasonably be expected to have a material impact on its Taxes following the Closing.
(h)   The Company has not participated in, or sold, distributed or otherwise promoted, any “reportable transaction,” as defined in U.S. Treasury Regulation Section 1.6011-4.
(i)   The Company does not have any Liability or potential Liability for the Taxes of another Person that are not adequately reflected in the Company Financials (i) under any applicable Tax Law, (ii) as a transferee or successor, or (iii) by contract, indemnity or otherwise (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes). The Company is not a party to or bound by any Tax indemnity agreement, Tax sharing agreement or Tax allocation agreement or similar agreement, arrangement or practice (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which is not the sharing of Taxes) with respect to Taxes (including advance pricing agreement, closing agreement or other agreement relating to Taxes with any Governmental Authority) that will be binding on the Company with respect to any period following the Closing Date.
(j)   The Company has not requested, or is it the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any Governmental Authority with respect to any Taxes, nor is any such request outstanding.
5.15   Real Property.   Except as set forth on Schedule 5.15, the Company does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Company has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 5.15, free and clear of all Liens.

5.16   Personal Property.   All items of material Personal Property currently owned, used or leased by the Company in the aggregate are in good operating condition and repair and function in all material respects in the aggregate in accordance with their intended uses (ordinary wear and tear excepted).
5.17   Title to and Sufficiency of Assets.   The Company has good and marketable title to, or a valid leasehold interest in or right to use, all of its material assets, free and clear of all Liens other than (a) Permitted Liens, (b) the rights of lessors under leasehold interests, (c) Liens specifically identified on the balance sheet as of the Balance Sheet Date included in the Company Financials and (d) Liens set forth in Schedule 5.17. The assets that the Company will continue to have good and valid title to, or the right to use, following the Closing constitute all of the material assets necessary for the conduct of the business and operations of the Company as currently conducted.
5.18   Employee Matters.
(a)   The Company is not a party to any collective bargaining agreement or similar Contract covering any group of employees, labor organization or other representative of any of the employees of the Company, and the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of the Company, been threatened in writing any strike, slow-down, picketing, work-stoppage, arbitration or other similar labor activity (including unfair labor practice charges, grievances or complaints) with respect to any such employees. As of the date hereof, no current officer of the Company has provided the Company with written notice of his or her plan to terminate his or her employment with the Company.
(b)   Except as set forth in Schedule 5.18(b), the Company (i) to the Knowledge of the Company, is and has since January 1, 2022 been in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, health and safety and wages and hours, and other Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers’ compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, (collectively, “Employment Laws”), (ii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with any Employment Law, and (iii) has not incurred any material Liability that remains unsatisfied as of the date of this Agreement for any material past due arrears of wages or any material penalty for failure to comply with payment of wages. As of the date of this Agreement, there are no material Actions pending or, to the Knowledge of the Company, threatened in writing against the Company brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, or any Governmental Authority, relating to any Employment Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.
(c)   Schedule 5.18(c) hereto sets forth a complete list as of the date hereof of all employees of the Company, showing for each as of such date the employee’s name, job title or description and location. Except as set forth in Schedule 5.18(c), no employee is a party to a written employment Contract with the Company and each is employed “at will”.
5.19   Benefit Plans.
(a)   During the six (6)-year period preceding the date of this Agreement, neither the Company nor any of its ERISA Affiliates has sponsored, maintained, contributed to, had an obligation to contribute to, or otherwise had any Liability under or with respect to: (i) a “defined benefit plan” (as defined in Section 414(j) of the Code) or any other “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” (as described in Section 413(c) of the Code), or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(b)   Set forth on Schedule 5.19(b) is a true and complete list of each Benefit Plan of the Company (“Company Benefit Plan”). Each Company Benefit Plan has been established and maintained in material compliance with its terms and with the requirements of all applicable Laws, including ERISA and the Code. With respect to each Company Benefit Plan, the Company has provided to the Purchaser accurate and complete copies, if applicable, of: (i) the plan document; (ii) any trust agreement, annuity Contract, or other funding arrangement; (iii) the current summary plan description; and (iv) all material communications with any Governmental Authority.
(c)   Neither the execution and delivery of this Agreement, nor the consummation of the Transactions shall: (i) entitle any current or former employee, officer, director or independent contractor to any payment or any increase in payment under any Company Benefit Plan, (ii) accelerate the time of payment, funding or vesting of any benefit under any Company Benefit Plan, or (iii) result in any “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). Neither the Company nor Seller has any obligation to “gross-up,” compensate, reimburse, “make-whole,” or otherwise indemnify any individual for the imposition of any Tax under Sections 4999 or 409A of the Code.
5.20   Environmental Matters.   Except as set forth in Schedule 5.20:
(a)   The Company is and has been in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining in good standing, and complying in all material respects with all material Permits required for its business and operations by Environmental Laws (“Environmental Permits”), no Action is pending or, to the Company’s Knowledge, threatened to revoke, modify, or terminate any such Environmental Permit, and, to the Company’s Knowledge, no facts, circumstances, or conditions currently exist that could materially and adversely affect such continued compliance with Environmental Laws and Environmental Permits or require capital expenditures to achieve or maintain such continued compliance with Environmental Laws and Environmental Permits.
(b)   The Company is not the subject of any outstanding Order or Contract with any Governmental Authority or other Person in respect of any (i) Environmental Laws, (ii) Remedial Action, or (iii) Release or threatened Release of a Hazardous Material. The Company has not assumed, contractually or by operation of Law, any material Liabilities or obligations under any Environmental Laws.
(c)   No Action has been made or is pending, or to the Company’s Knowledge, threatened against the Company or any assets of the Company alleging either or both that the Company may be in material violation of any Environmental Law or Environmental Permit or may have any material Liability under any Environmental Law.
(d)   The Company has not manufactured, treated, stored, disposed of, arranged for or permitted the disposal of, generated, handled or Released any Hazardous Material, or owned or operated any property or facility, in a manner that has given or would reasonably be expected to give rise to any material Liability or obligation under applicable Environmental Laws. No fact, circumstance, or condition exists in respect of the Company or any property currently or formerly owned, operated, or leased by the Company or any property to which the Company arranged for the disposal or treatment of Hazardous Materials that could reasonably be expected to result in the Company incurring any material Environmental Liabilities.
5.21   Transactions with Related Persons.   Except as set forth on Schedule 5.21, neither the Company nor any of its Affiliates, nor any officer, director, manager, employee, trustee or beneficiary of the Company or any of its Affiliates, nor any immediate family member of any of the foregoing (whether directly or indirectly through an Affiliate of such Person) (each of the foregoing, a “Related Person”) is presently, or in the last two fiscal years, has been, a party to any transaction with the Company, including any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of the Company), (b) providing for the rental of real property or Personal Property from or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of the Company in the ordinary course of business consistent with past practice) any Related Person. Except as set forth on Schedule 5.21, the Company does not have any outstanding any material Contract or other arrangement or commitment with any Related Person, and no Related Person owns any real property or material Personal Property, or material right, tangible or intangible (including Intellectual Property) which is used in the business of the Company.

5.22   Insurance.
As of the date of this Agreement, the Company does not have or maintain any insurance policies.
5.23   Books and Records.   All of the financial books and records of the Company are complete and accurate in all material respects and have been maintained in the ordinary course consistent with past practice and in accordance with applicable Laws in all material respects.
5.24   Customers/Distributors and Suppliers.   Schedule 5.24 lists, for each of (a) the twelve (12) months ended December 31, 2022 and (b) the period from January 1, 2023 through the Balance Sheet Date, the active customers and distributors of the Company (the “Active Customers/Distributors”). The relationships of the Company with the Active Customers/Distributors are good commercial working relationships and (i) no Active Customer/Distributor within the last twelve (12) months has cancelled or otherwise terminated, or, to the Company’s Knowledge, intends to cancel or otherwise terminate, any material relationships of such Person with the Company, (ii) no Active Customer/Distributor has during the last twelve (12) months decreased materially or, to the Company’s Knowledge, threatened to stop, decrease or limit materially, or intends to modify materially its material relationships with the Company or intends to stop, decrease or limit materially its usage or purchase of the products or services of the Company, (iii) the Company has not within the past two (2) years been engaged in any material dispute with any Active Customer/Distributor, and (iv) to the Company’s Knowledge, the consummation of the transactions contemplated in this Agreement and the Ancillary Documents will not materially and adversely affect the relationship of the Company with any Active Customer/Distributor. The Company did not have any Active Material Suppliers (as hereinafter defined) during (a) the twelve (12) months ended December 31, 2022 or (b) the period from January 1, 2023 through the Balance Sheet Date. For purposes hereof, “Active Material Suppliers” means suppliers of goods or services to the Company which have received orders and/or payments of greater than $100,000 during the applicable period.
5.25   Certain Business Practices.
(a)   Neither the Company, nor any of its Representatives acting on its behalf, has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees, to foreign or domestic political parties or campaigns or violated any provision of the U.S. Foreign Corrupt Practices Act of 1977 or any other local or foreign anti-corruption or bribery Law or (iii) made any other unlawful payment. Neither the Company, nor any of its Representatives acting on its behalf, has directly or indirectly, given or agreed to give any unlawful gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder the Company or assist the Company in connection with any actual or proposed transaction.
(b)   The operations of the Company are and have been conducted at all times in material compliance with anti-money laundering statutes in all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, and no Action involving the Company with respect to any of the foregoing is pending or, to the Knowledge of the Company, threatened.
(c)   Neither the Company nor any of its directors or officers, or, to the Knowledge of the Company, any other Representative acting on behalf of the Company is currently identified on the specially designated nationals or other blocked person list or otherwise currently subject to any U.S. sanctions administered by OFAC, and the Company has not, in the last five (5) fiscal years, directly or knowingly indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any Subsidiary, joint venture partner or other Person, in connection with any sales or operations in Cuba, Iran, Syria, Sudan, Myanmar or any other country sanctioned by OFAC or for the purpose of financing the activities of any Person currently subject to, or otherwise in violation of, any U.S. sanctions administered by OFAC.
5.26   Investment Company Act.   The Company is not an “investment company”, a Person directly or indirectly “controlled” by or acting on behalf of an “investment company” or required to register as an “investment company”, in each case within the meaning of the Investment Company Act.

5.27   Finders and Brokers.   Except as set forth in Schedule 5.27, the Company has not incurred or will incur any Liability for any brokerage, finder’s or other fee or commission in connection with the transactions contemplated hereby.
5.28   Independent Investigation.   The Company has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Purchaser, and acknowledges that it has been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of the Purchaser for such purpose. The Company acknowledges and agrees that: (a) in making its decision to enter into this Agreement and the Ancillary documents to which it is a party and to consummate the Transactions, it has relied solely upon its own investigation and the express representations and warranties of the Purchaser set forth in Agreement (including the related portions of the Purchaser Disclosure Schedules) and in any certificate delivered to the Company pursuant hereto; and (b) neither the Purchaser nor any of its Representatives have made any representation or warranty as to the Purchaser or this Agreement, except as expressly set forth in this Agreement (including the related portions of the Purchaser Disclosure Schedules) or in any certificate delivered to the Company pursuant hereto.
5.29   Information Supplied.   None of the information supplied or to be supplied by the Company specifically in writing for inclusion in the Registration Statement will, when first mailed to the Public Shareholders or at the time of the Purchaser Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to: (a) any information supplied by or on behalf of the Purchaser or its Affiliates or (b) any projections, estimates, forecasts or forward-looking statements included in the Registration Statement.
5.30   No Other Representations.   Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or as expressly set forth in an Ancillary Document, neither the Company nor any other Person on its behalf makes any express or implied representation or warranty with respect to any of the Company, the Company Security Holders, the Company Shares, the business of the Company, or the transactions contemplated by this Agreement or any of the other Ancillary Documents, and the Company hereby expressly disclaim any other representations or warranties, whether implied or made by the Company or any of its Representatives. Except for the representations and warranties expressly made by the Company in this Article V (as modified by the Company Disclosure Schedules) or in any Ancillary Document, the Company hereby expressly disclaims all liability and responsibility for any representation, warranty, forward-looking statement, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Purchaser or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Purchaser or any of its Representatives by any Representative of the Company), including any representations or warranties regarding the probable success or profitability of the businesses of the Company.
ARTICLE VI
COVENANTS
6.1   Access and Information
(a)   During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Section 8.1 or the Closing (the “Interim Period”), subject to Section 6.14, the Company shall give the Purchaser and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Company, as the Purchaser or its Representatives may reasonably request regarding the Company and its businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Company’s Representatives to reasonably cooperate with the Purchaser and its Representatives in their investigation; provided, however, that the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company. Notwithstanding the foregoing, the Company shall not be required to provide to the Purchaser or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Company is subject, (B) result in a breach of any Contract between the Company and a third party, (C) violate any legally-binding obligation of the Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Company, on the one hand, and any Purchaser Party or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis. Notwithstanding the foregoing or anything contained in this Agreement, the Parties acknowledge that certain information of or maintained by the Company is subject to governmental secrecy or confidentiality provisions and may not be disclosed or shared without prior approval of the applicable Governmental Authority or other applicable Person.
(b)   During the Interim Period, subject to Section 6.14, the Purchaser shall give the Company and its Representatives, at reasonable times during normal business hours and upon reasonable intervals and notice, reasonable access to all offices and other facilities and to all employees, properties, Contracts, agreements, commitments, books and records, financial and operating data and other information (including Tax Returns, internal working papers, client files, client Contracts and director service agreements), of or pertaining to the Purchaser or its Subsidiaries, as the Company or its Representatives may reasonably request regarding the Purchaser, its Subsidiaries and their respective businesses, assets, Liabilities, financial condition, prospects, operations, management, employees and other aspects (including unaudited quarterly financial statements, including a consolidated quarterly balance sheet and income statement, a copy of each material report, schedule and other document filed with or received by a Governmental Authority pursuant to the requirements of applicable securities Laws, and independent public accountants’ work papers (subject to the consent or any other conditions required by such accountants, if any)) and cause each of the Purchaser’s Representatives to reasonably cooperate with the Company and its Representatives in their investigation; provided, however, that the Company and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Purchaser or any of its Subsidiaries. Notwithstanding the foregoing, the Purchaser shall not be required to provide to the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which the Purchaser is subject, (B) result in a breach of any Contract between the Purchaser and a third party, (C) violate any legally-binding obligation of the Purchaser with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to the Purchaser under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Purchaser shall use reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if the Purchaser, on the one hand, and the Company or any of its Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Purchaser shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
6.2   Conduct of Business of the Company.
(a)   Unless the Purchaser shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this

Agreement or the Ancillary Documents, as necessary in connection with the Recapitalization, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.2, the Company shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Company and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice.
(b)   Without limiting the generality of Section 6.2 and except as contemplated by the terms of this Agreement or the Ancillary Documents, as necessary in connection with the Recapitalization, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.2, during the Interim Period, without the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries to not:
(i)   amend, waive or otherwise change, in any respect, its Organizational Documents, except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its shares or other equity securities or securities of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   except as set forth in Schedule 6.2(b)(iv), make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(v)   transfer or license to any Person or otherwise extend, materially amend or modify, permit to lapse or fail to preserve any material Company Registered IP, Company Licensed IP or other Company IP (excluding non-exclusive licenses of Company IP to Company customers in the ordinary course of business consistent with past practice), or disclose to any Person who has not entered into a confidentiality agreement any Trade Secrets;
(vi)   terminate, or waive or assign any material right under, any Company Material Contract or enter into any Contract that would be a Company Material Contract, in any case outside of the ordinary course of business consistent with past practice;
(vii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(viii)   establish any Subsidiary or enter into any new line of business;
(ix)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting with the Company’s outside auditors;
(x)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Company or its Affiliates) not in excess of $500,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Company Financials;
(xi)   close or materially reduce its activities, or effect any layoff or other personnel reduction or change, at any of its facilities;
(xii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business consistent with past practice;
(xiii)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;
(xiv)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xv)   enter into any agreement, understanding or arrangement with respect to the voting of equity securities of the Company;
(xvi)   accelerate the collection of any trade receivables or delay the payment of trade payables or any other liabilities other than in the ordinary course of business consistent with past practice;
(xvii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xviii)   authorize or agree to do any of the foregoing actions.
6.3   Conduct of Business of the Purchaser.
(a)   Unless the Company shall otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed), during the Interim Period, except as expressly contemplated by this Agreement or the Ancillary Documents, as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.3, the Purchaser shall, and shall cause its Subsidiaries to, (i) conduct their respective businesses, in all material respects, in the ordinary course of business consistent with past practice, (ii) comply with all Laws applicable to the Purchaser and its Subsidiaries and their respective businesses, assets and employees, and (iii) take all commercially reasonable measures necessary or appropriate to preserve intact, in all material respects, their respective business organizations, to keep available the services of their respective managers, directors, officers, employees and consultants, and to preserve the possession, control and condition of their respective material assets, all as consistent with past practice. Notwithstanding anything to the contrary in this Section 6.3, but subject to Section 6.3(b)(iv), nothing in this Agreement shall prohibit or restrict the Purchaser from extending, in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus, the deadline by which it must complete its Business Combination (an “Extension”) pursuant to exercise of automatic extension rights in accordance with the Purchaser’s current Organizational Documents, and no consent of any other Party shall be required in connection therewith.
(b)   Without limiting the generality of Section (a) and except as contemplated by the terms of this Agreement or the Ancillary Documents (or as contemplated by any Transaction Financing), as required by applicable Law (including COVID-19 Measures) or as set forth in Schedule 6.3, during the Interim Period, without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), the Purchaser shall not, and shall cause its Subsidiaries, including Pubco and the Merger Subs, to not:

(i)   amend, waive or otherwise change, in any respect, its Organizational Documents except as required by applicable Law;
(ii)   authorize for issuance, issue, grant, sell, pledge, dispose of or propose to issue, grant, sell, pledge or dispose of any of its equity securities or any options, warrants, restricted stock units, commitments, subscriptions or rights of any kind to acquire or sell any of its equity securities, or other securities, including any securities convertible into or exchangeable for any of its equity securities or other security interests of any class and any other equity-based awards, or engage in any hedging transaction with a third Person with respect to such securities;
(iii)   split, combine, recapitalize or reclassify any of its shares or other equity interests or issue any other securities in respect thereof or pay or set aside any dividend or other distribution (whether in cash, equity or property or any combination thereof) in respect of its shares or other equity interests, or directly or indirectly redeem, purchase or otherwise acquire or offer to acquire any of its securities;
(iv)   incur, create, assume, prepay or otherwise become liable for any Indebtedness (directly, contingently or otherwise) in excess of $100,000 individually or $200,000 in the aggregate, make a loan or advance to or investment in any third party, or guarantee or endorse any Indebtedness, Liability or obligation of any Person (provided, that this Section 6.3(b)(iv) shall not prevent the Purchaser from borrowing funds necessary to finance (A) its ordinary course administrative costs and expenses and Expenses incurred in connection with the consummation of the Merger and the other transactions contemplated by this Agreement (including any Transaction Financing), up to aggregate additional Indebtedness during the Interim Period of $200,000, and (B) the costs and expenses necessary for an Extension (including to fund payments by the Purchaser to the Trust Account for (x) an automatic extension right in accordance with Purchaser’s current Organizational Documents or (y) to incentivize Public Shareholders not to redeem their Purchaser Ordinary in an extension redemption connection with an amendment of Purchaser’s Organizational Documents to extend its deadline to consummate a Business Combination) (such expenses, “Extension Expenses”)), up to aggregate additional Indebtedness during the Interim Period of $600,000;
(v)   make or rescind any material election relating to Taxes, settle any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, file any amended Tax Return or claim for refund, or make any material change in its accounting or Tax policies or procedures, in each case except as required by applicable Law or in compliance with GAAP;
(vi)   amend, waive or otherwise change the Trust Agreement in any manner adverse to the Purchaser;
(vii)   terminate, waive or assign any material right under any Purchaser Material Contract;
(viii)   fail to maintain its books, accounts and records in all material respects in the ordinary course of business consistent with past practice;
(ix)   establish any Subsidiary or enter into any new line of business;
(x)   fail to use commercially reasonable efforts to keep in force insurance policies or replacement or revised policies providing insurance coverage with respect to its assets, operations and activities in such amount and scope of coverage substantially similar to that which is currently in effect;
(xi)   revalue any of its material assets or make any material change in accounting methods, principles or practices, except to the extent required to comply with GAAP and after consulting the Purchaser’s outside auditors;
(xii)   waive, release, assign, settle or compromise any claim, action or proceeding (including any suit, action, claim, proceeding or investigation relating to this Agreement or the transactions contemplated hereby), other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages (and not the imposition of equitable relief on, or the admission of wrongdoing by, the Purchaser or its Subsidiary) not in excess of $200,000 (individually or in the aggregate), or otherwise pay, discharge or satisfy any Actions, Liabilities or obligations, unless such amount has been reserved in the Purchaser Financials;
(xiii)   acquire, including by merger, consolidation, acquisition of equity interests or assets, or any other form of business combination, any corporation, partnership, limited liability company, other business organization or any division thereof, or any material amount of assets outside the ordinary course of business;
(xiv)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than with respect to the Merger);
(xv)   voluntarily incur any Liability or obligation (whether absolute, accrued, contingent or otherwise) in excess of $200,000 individually or $500,000 in the aggregate (excluding the incurrence of any Expenses or any Extension Expenses permitted pursuant to clause (iv) above) other than pursuant to the terms of a Contract in existence as of the date of this Agreement or entered into in the ordinary course of business or in accordance with the terms of this Section 6.3 during the Interim Period;
(xvi)   sell, lease, license, transfer, exchange or swap, mortgage or otherwise pledge or encumber (including securitizations), or otherwise dispose of any material portion of its properties, assets or rights;
(xvii)   enter into any agreement, understanding or arrangement with respect to the voting of Purchaser Securities;
(xviii)   take any action that would reasonably be expected to significantly delay or impair the obtaining of any Consents of any Governmental Authority to be obtained in connection with this Agreement; or
(xix)   authorize or agree to do any of the foregoing actions.
6.4   Financial Statements.   As soon as available following the date of this Agreement, the Company shall deliver to the Purchaser (a) the financial statements of the Company (including, in each case, any related notes thereto), consisting of the balance sheets of the Company as of December 31, 2022 and December 31, 2021, and the related audited income statements, changes in members’ equity and statements of cash flows for the years then ended, each audited in accordance with PCAOB auditing standards by a PCAOB-qualified auditor, and (b) the PCAOB-auditor reviewed financial statements, consisting of the balance sheet of the Company as of June 30, 2023 (the “Interim Balance Sheet Date”) and the related income statement, changes in members’ equity and statement of cash flows for the six months then ended, which shall comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder. During the Interim Period, as promptly as practicable following the end of each three-month quarterly period and each fiscal year, the Company shall deliver to the Purchaser an unaudited income statement and an unaudited balance sheet of the Company for the period from the Interim Balance Sheet Date through the end of such quarterly period or fiscal year and the applicable comparative period in the preceding fiscal year. From the date hereof through the Closing Date, the Company will also promptly deliver to the Purchaser copies of any audited financial statements of the Company that the Company’s certified public accountants may issue.
6.5   Purchaser Public Filings.   During the Interim Period, the Purchaser shall keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and shall use its commercially reasonable efforts prior to the Closing to maintain the listing of the Purchaser Units and the Purchaser Ordinary Shares on Nasdaq; provided, that the Parties acknowledge and agree that from and after the Closing, the Parties intend to list on Nasdaq only the Pubco Common Stock.
6.6   No Solicitation.
(a)   For purposes of this Agreement, (i) an “Acquisition Proposal” means any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an Alternative Transaction, and (ii) an “Alternative Transaction” means (A) with respect to the Company and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning the sale of (x) all or any material part of the business or assets of the Company (other than in the ordinary course of business consistent with past practice) or (y) any of the shares or other equity interests or profits of the Company, in any case, whether such transaction takes the form of a sale of shares or other equity interests, assets, merger, consolidation, issuance of debt securities, management Contract, joint venture or partnership, or otherwise, and (B) with respect to the Purchaser and its Affiliates, a transaction (other than the transactions contemplated by this Agreement) concerning a Business Combination involving Purchaser.
(b)   During the Interim Period, in order to induce the other Parties to continue to commit to expend management time and financial resources in furtherance of the transactions contemplated hereby, each Party shall not, and shall cause its Representatives to not, without the prior written consent of the Company and the Purchaser, directly or indirectly, (i) solicit, assist, initiate or facilitate the making, submission or announcement of, or intentionally encourage, any Acquisition Proposal, (ii) furnish any non-public information regarding such Party or its Affiliates or their respective businesses, operations, assets, Liabilities, financial condition, prospects or employees to any Person or group (other than a Party to this Agreement or their respective Representatives) in connection with or in response to an Acquisition Proposal, (iii) engage or participate in discussions or negotiations with any Person or group with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Acquisition Proposal, (v) negotiate or enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or (vi) release any third Person from, or waive any provision of, any confidentiality agreement to which such Party is a party; provided, however, that notwithstanding the foregoing or anything in this Agreement to the contrary, the Company shall be permitted to engage in discussions or negotiations with respect to a transaction or relationship with any potential strategic partner, investor or entity engaged in a line of business similar to the business conducted by the Company, and any such discussions or negotiations shall not be or constitute a breach of this Agreement.
(c)   Each Party shall notify the others as promptly as practicable (and in any event within 48 hours) in writing of the receipt by such Party or any of its Representatives of (i) any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations regarding or constituting any Acquisition Proposal or any bona fide inquiries, proposals or offers, requests for information or requests for discussions or negotiations that could be expected to result in an Acquisition Proposal, and (ii) any request for non-public information relating to such Party or its Affiliates in connection with any Acquisition Proposal, specifying, in each case, the material terms and conditions thereof (including a copy thereof if in writing or a written summary thereof, if oral) and the identity of the party making such inquiry, proposal, offer or request for information. Each Party shall keep the others promptly informed of the status of any such inquiries, proposals, offers or requests for information. During the Interim Period, each Party shall, and shall cause its Representatives to, immediately cease and cause to be terminated any solicitations, discussions or negotiations with any Person with respect to any Acquisition Proposal and shall, and shall direct its Representatives to, cease and terminate any such solicitations, discussions or negotiations.
6.7   No Trading.   The Company acknowledges and agrees that it is aware, and that the Company’s Affiliates are aware (and each of their respective Representatives is aware or, upon receipt of any material nonpublic information of the Purchaser, will be advised) of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC and Nasdaq promulgated thereunder or otherwise (the “Federal Securities Laws”) and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that, while it is in possession of such material nonpublic information, it shall not purchase or sell any securities of the Purchaser (other than to engage in the Mergers in accordance with Article I), communicate such information to any third party, take any other action with respect to the Purchaser in violation of such Laws, or cause or encourage any third party to do any of the foregoing.
6.8   Notification of Certain Matters.   During the Interim Period, each Party shall give prompt notice to the other Parties in writing if such Party or its Affiliates becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of Purchaser, as the case may be): (a) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any conditions to the Closing set forth in Article VII not to be satisfied or (b) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material impact on the ability of the Parties to consummate the Transactions or to materially delay the timing thereof. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties or covenants contained in this Agreement have been breached. During the Interim Period, the Purchaser, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder proceedings (including derivative claims) relating to this Agreement, any other Ancillary Documents or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of the Purchaser, the Purchaser or any of its Representatives (in their capacity as a representative of the Purchaser) or, in the case of the Company, the Company or any of its Representatives (in their capacity as a representative of the Company). The Purchaser and the Company each (i) shall keep the other Party reasonably informed regarding any Transaction Litigation, (ii) shall give the other Party the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other Party in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) shall consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) shall reasonably cooperate with each other Party. Notwithstanding the foregoing, (x) the Purchaser and the Company shall jointly control the negotiation, defense and settlement of any such Transaction Litigation and (y) in no event shall the Purchaser (or any of its Representatives), on the one hand, or the Company (or any of its Representatives), on the other hand, settle or compromise any Transaction Litigation brought without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed).
6.9   Efforts.
(a)   Subject to the terms and conditions of this Agreement, each Party shall use its commercially reasonable efforts, and shall cooperate fully with the other Parties, to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement (including the receipt of all applicable Consents of Governmental Authorities) and to comply as promptly as practicable with all requirements of Governmental Authorities applicable to the transactions contemplated by this Agreement.
(b)   As soon as reasonably practicable following the date of this Agreement, the Parties shall reasonably cooperate with each other and use (and shall cause their respective Affiliates to use) their respective commercially reasonable efforts to prepare and file with Governmental Authorities requests for approval of the transactions contemplated by this Agreement and shall use all commercially reasonable efforts to have such Governmental Authorities approve the transactions contemplated by this Agreement (including to obtain CFIUS Approval, the costs and expenses of which shall be borne equally by the Purchaser and the Company). Each Party shall give prompt written notice to the other Parties if such Party or any of its Representatives receives any notice from such Governmental Authorities in connection with the transactions contemplated by this Agreement, and shall promptly furnish the other Parties with a copy of such Governmental Authority notice. If any Governmental Authority requires that a hearing or meeting be held in connection with its approval of the transactions contemplated hereby, whether prior to the Closing or after the Closing, each Party shall arrange for Representatives of such Party to be present for such hearing or meeting. If any objections are asserted with respect to the transactions contemplated by this Agreement under any applicable Law or if any Action is instituted (or threatened to be instituted) by any applicable Governmental Authority or any private Person challenging any of the transactions contemplated by this Agreement or any Ancillary Document as violative of any applicable Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby, the Parties shall use their commercially reasonable efforts to resolve any such objections or Actions so as to timely permit consummation of the transactions contemplated by this Agreement and the Ancillary Documents, including in order to resolve such objections or Actions which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby or thereby. In the event any Action is instituted (or threatened to be instituted) by a Governmental Authority or private Person challenging the transactions contemplated by this Agreement, or any Ancillary Document, the Parties shall, and shall cause their respective Representatives to, reasonably cooperate with each other and use their respective commercially reasonable efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Ancillary Documents.
(c)   Prior to the Closing, each Party shall use its commercially reasonable efforts to obtain any Consents of Governmental Authorities or other third Persons as may be necessary for the consummation by such Party or its Affiliates of the transactions contemplated by this Agreement or required as a result of the execution or performance of, or consummation of the transactions contemplated by, this Agreement by such Party or its Affiliates, and the other Parties shall provide reasonable cooperation in connection with such efforts.
6.10   Further Assurances.   The Parties hereto shall further cooperate with each other and use their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable Laws to consummate the transactions contemplated by this Agreement as soon as reasonably practicable, including preparing and filing as soon as practicable all documentation to effect all necessary notices, reports and other filings.
6.11   The Registration Statement.
(a)   As promptly as practicable after the date hereof, the Purchaser, Pubco and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed), and Pubco shall file with the SEC, a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of the Pubco Securities to be issued to the holders of Purchaser Securities and the Company Holders pursuant to the Mergers, which Registration Statement shall also contain a proxy statement (as amended, the “Proxy Statement”) for the purpose of soliciting proxies from the Purchaser’s shareholders for the matters to be acted upon at the Purchaser Special Meeting and providing the Public Shareholders an opportunity in accordance with the Purchaser’s Organizational Documents and the IPO Prospectus to have their Purchaser Ordinary Shares redeemed (the “Closing Redemption”) in conjunction with the shareholder vote on the Purchaser Shareholder Approval Matters. The Proxy Statement shall include proxy materials for the purpose of soliciting proxies from the Purchaser’s shareholders to vote, at an extraordinary general meeting of the Purchaser’s shareholders to be called and held for such purpose (the “Purchaser Special Meeting”), in favor of resolutions approving (i) the adoption and approval of this Agreement and the transactions contemplated hereby or referred to herein, including the Mergers (and, to the extent required, the issuance of any shares in connection with any Transaction Financing) and the Plan of Merger, by the holders of Purchaser Ordinary Shares in accordance with the Purchaser’s Organizational Documents, the Cayman Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq, (ii) the adoption and approval of the Amended Pubco Organizational Documents, (iii) the adoption and approval of a new equity incentive plan for Pubco, in form and substance to be mutually agreed by the Purchaser and the Company prior to the effectiveness of the Registration Statement, and which shall provide for awards for a number of shares of Pubco Common Stock equal to fifteen percent (15%) of the aggregate number of shares of Pubco Common Stock issued and outstanding immediately after the Closing (after giving effect to the Closing Redemption), (iv) the appointment of the members of the Post-Closing Pubco Board in accordance with Section 6.16 hereof, and (v) such other matters as the Company and the Purchaser shall hereafter mutually determine to be necessary or appropriate in order to effect the Mergers and the other transactions contemplated by this Agreement (the approvals described in foregoing clauses (i) through (v), collectively, the “Purchaser Shareholder Approval Matters”), and (vi) the adjournment of the Purchaser Special Meeting, if necessary or desirable in the reasonable determination of the Purchaser. The Purchaser Board shall not withdraw, amend, qualify or modify its recommendation that the Purchaser’s shareholders approve the Purchaser Shareholder Approval Matters. If, on the date for which the Purchaser Special Meeting is scheduled, the Purchaser has not received proxies representing a sufficient number of shares to obtain the Required Purchaser Shareholder Approval, whether or not a quorum is present, the Purchaser may make one or more successive postponements or adjournments of the Purchaser Special Meeting. In connection with the Registration Statement, the Purchaser and Pubco shall file with the SEC financial and other information about the transactions contemplated by this Agreement in accordance with applicable Law and applicable proxy solicitation and registration statement rules set forth in the Purchaser’s Organizational Documents, the Cayman Companies Act, the DGCL and the rules and regulations of the SEC and Nasdaq. The Purchaser and Pubco shall cooperate and provide the Company (and its counsel) with a reasonable opportunity to review and comment on the Registration Statement and any amendment or supplement thereto prior to filing the same with the SEC, and the Purchaser and Pubco shall consider in good faith any such comments. The Company shall provide Purchaser with such information concerning the Company and their equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Registration Statement, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not materially misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to statements made or incorporated by reference therein to the extent based solely on information supplied by the Purchaser, the Merger Subs or the Sponsor for inclusion or incorporation by reference in the Registration Statement or any SEC filings of the Purchaser or the Proxy Statement provided to the Purchaser’s shareholders.
(b)   The Purchaser, Pubco and the Company shall take any and all reasonable and necessary actions required to satisfy the requirements of the Securities Act, the Exchange Act and other applicable Laws in connection with the Registration Statement, the Purchaser Special Meeting and the Closing Redemption. Each of the Purchaser, Pubco and the Company shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available to the Company, the Purchaser and Pubco and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Registration Statement, and responding in a timely manner to comments from the SEC. Each Party shall promptly correct any information provided by it for use in the Registration Statement (and other related materials) if and to the extent that such information is determined to have become false or misleading in any material respect or as otherwise required by applicable Laws. The Purchaser and Pubco, with the reasonable cooperation of the Company, shall amend or supplement the Registration Statement and cause the Registration Statement, as so amended or supplemented, to be filed with the SEC and to be disseminated to the Purchaser’s shareholders, in each case, as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and the Purchaser’s Organizational Documents; provided, however, that the Purchaser shall not amend or supplement the Registration Statement without the Company’s consent (such consent not to be unreasonably withheld, conditioned or delayed).
(c)   Each of Pubco and the Purchaser, with the assistance of the other Parties, shall promptly respond to any SEC comments on the Registration Statement and shall otherwise use its commercially reasonable efforts to cause the Registration Statement to “clear” comments from the SEC and become effective. The Purchaser and Pubco shall provide the Company with copies of any written comments, and shall inform the Company of any material oral comments, that the Purchaser, Pubco, or their respective Representatives receive from the SEC or its staff with respect to the Registration Statement, the Purchaser Special Meeting and the Closing Redemption promptly after the receipt of such comments and shall give the Company a reasonable opportunity under the circumstances to review and comment on any proposed written or material oral responses to such comments, and the Purchaser shall consider in good faith any such comments. The Company and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statement each time before any such document is filed with the SEC, and the Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel. No filing of, or amendment or supplement to the

Registration Statement shall be made by the Purchaser or Pubco without the approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed). No response to any comments from the SEC or the staff of the SEC relating to the Registration Statement shall be made by the Purchaser or Pubco without the prior consent of the Company (such consent not to be unreasonably withheld, conditions or delayed), and without providing the Company, as applicable, a reasonable opportunity to review and comment thereon.
(d)   As soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser and Pubco soon as practicable following the Registration Statement “clearing” comments from the SEC and becoming effective, the Purchaser shall (i) cause the Proxy Statement to be disseminated to the Purchaser’s shareholders in compliance with applicable Law, (ii) duly (1) give notice of and (2) convene and hold the Purchaser Special Meeting in accordance with the Purchaser’s Organizational Documents and Nasdaq listing rules, for a date no later than thirty (30) days following the date the Registration Statement is declared effective, (iii) solicit proxies from the holders of Purchaser Ordinary Shares to vote in favor of each of the Purchaser Shareholder Approval Matters, and (iv) call the Purchaser Special Meeting in accordance with the Cayman Companies Act for a date no later than thirty (30) days following the effectiveness of the Registration Statement.
(e)   The Purchaser and Pubco shall comply with all applicable Laws, any applicable rules and regulations of Nasdaq, the Purchaser’s Organizational Documents and this Agreement in the preparation, filing and distribution of the Registration Statement, any solicitation of proxies thereunder, the calling and holding of the Purchaser Special Meeting and the Closing Redemption.
(f)   The Purchaser and the Company shall use commercially reasonable efforts to cause: (i) Pubco to satisfy all applicable listing requirements of Nasdaq and (ii) the Pubco Common Stock issuable in accordance with this Agreement, including the Mergers, to be approved for listing on Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
6.12   Required Company Holder Approval.   As promptly as practicable after the Registration Statement has become effective, the Company shall either (i) call a meeting of its members in order to obtain the Required Company Holder Approval (the “Company Special Meeting”), and the Company shall use its reasonable best efforts to solicit from the Company Holders proxies in favor of the Required Company Holder Approval prior to such Company Special Meeting, or (ii) use its commercially reasonable best to obtain a signed written consent in lieu of a meeting of its members for the Required Company Holder Approval, and the Company shall take all other actions necessary or advisable to secure the Required Company Holder Approval.
6.13   Public Announcements.
(a)   The Parties agree that during the Interim Period, no public release, filing, announcement or other public communication concerning this Agreement or the Ancillary Documents or the transactions contemplated hereby or thereby, including the existence or status thereof, shall be issued by any Party or any of their respective Affiliates without the prior written consent of the Purchaser and the Company (which consent shall not be unreasonably withheld, delayed or conditioned), except as such release or announcement may be required by applicable Law or the rules or regulations of any securities exchange, in which case the applicable Party shall promptly notify the other Parties of such obligation and shall use its commercially reasonable efforts to allow the other Parties reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.
(b)   The Parties shall mutually agree upon and, as promptly as practicable after the execution of this Agreement (but in any event within two (2) Business Days thereafter), issue a press release announcing the execution of this Agreement (the “Signing Press Release”). Promptly after the issuance of the Signing Press Release, the Purchaser shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by Federal Securities Laws, which the Company shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. The Parties shall mutually agree upon and, as promptly as practicable after the Closing (but in any event within four (4) Business Days thereafter), issue a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”). Promptly after the issuance of the Closing Press Release, the Purchaser shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Federal Securities Laws which the Seller Representative shall review, comment upon and approve (which approval shall not be unreasonably withheld, conditioned or delayed) prior to filing. In connection with the preparation of the Signing Press Release, the Signing Filing, the Closing Filing, the Closing Press Release, or any other report, statement, filing notice or application made by or on behalf of a Party to any Governmental Authority or other third party in connection with the transactions contemplated hereby, each Party shall, upon request by any other Party, furnish the Parties with all information concerning themselves, their respective directors, officers and equity holders, and such other matters as may be reasonably necessary or advisable in connection with the transactions contemplated hereby, or any other report, statement, filing, notice or application made by or on behalf of a Party to any third party and/ or any Governmental Authority in connection with the transactions contemplated hereby.
6.14   Confidential Information.
(a)   The Company and the Seller Representative hereby agree that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, they shall, and shall cause their respective Representatives to: (i) treat and hold in strict confidence any Purchaser Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing their obligations hereunder or thereunder, enforcing their rights hereunder or thereunder, or in furtherance of their authorized duties on behalf of the Purchaser or its Subsidiaries), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Purchaser Confidential Information without the Purchaser’s prior written consent; and (ii) in the event that the Company, the Seller Representative or any of their respective Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Purchaser Confidential Information, (A) provide the Purchaser to the extent legally permitted with prompt written notice of such requirement so that the Purchaser or an Affiliate thereof may seek, at the Purchaser’s sole cost and expense, a protective Order or other remedy or waive compliance with this Section 6.14(a), and (B) in the event that such protective Order or other remedy is not obtained, or the Purchaser waives compliance with this Section 6.14(a), furnish only that portion of such Purchaser Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Purchaser Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, the Company and the Seller Representative shall, and shall cause their respective Representatives to, promptly deliver to the Purchaser or destroy (at the Purchaser’s election) any and all copies (in whatever form or medium) of Purchaser Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Company and the Seller Representative and their respective Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Purchaser Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
(b)   Each Purchaser Party hereby agrees that during the Interim Period and, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, it shall, and shall cause its Representatives to: (i) treat and hold in strict confidence any Company Confidential Information, and will not use for any purpose (except in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents, performing its obligations hereunder or thereunder or enforcing its rights hereunder or thereunder), nor directly or indirectly disclose, distribute, publish, disseminate or otherwise make available to any third party any of the Company Confidential Information without the Company’s prior written consent;

and (ii) in the event that a Purchaser Party or any of its Representatives, during the Interim Period or, in the event that this Agreement is terminated in accordance with Article VIII, for a period of two (2) years after such termination, becomes legally compelled to disclose any Company Confidential Information, (A) provide the Company to the extent legally permitted with prompt written notice of such requirement so that the Company may seek, at the Company’s sole expense, a protective Order or other remedy or waive compliance with this Section 6.14(b) and (B) in the event that such protective Order or other remedy is not obtained, or the Company waives compliance with this Section 6.14(b), furnish only that portion of such Company Confidential Information which is legally required to be provided as advised in writing by outside counsel and to exercise its commercially reasonable efforts to obtain assurances that confidential treatment will be accorded such Company Confidential Information. In the event that this Agreement is terminated and the transactions contemplated hereby are not consummated, each Purchaser Party shall, and shall cause its Representatives to, promptly deliver to the Company or destroy (at such Purchaser Party’s election) any and all copies (in whatever form or medium) of Company Confidential Information and destroy all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon; provided, however, that the Purchaser and its Representatives shall be entitled to keep any records required by applicable Law or bona fide record retention policies; and provided, further, that any Company Confidential Information that is not returned or destroyed shall remain subject to the confidentiality obligations set forth in this Agreement.
6.15   Documents and Information.   After the Closing Date, Pubco shall, and shall cause its Subsidiaries (including the Surviving Subsidiaries) to, until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of the Purchaser Parties and the Company in existence on the Closing Date and make the same available for inspection and copying by the Seller Representative during normal business hours of Pubco and its Subsidiaries, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by Pubco or its Subsidiaries (including the Company) without first advising the Seller Representative in writing and giving Seller Representative a reasonable opportunity to obtain possession thereof.
6.16   Post-Closing Board of Directors and Executive Officers.
(a)   Immediately after the Closing, Karl Brenza shall be appointed as the Chairman of Pubco and the Parties shall take all necessary action (including causing the directors of Pubco to resign) to designate and appoint to the rest of Pubco’s board of directors (the “Post-Closing Pubco Board”) seven (7) individuals, as follows: (i) two (2) individuals designated by the Purchaser prior to the Closing (the “Purchaser Directors”), one of whom shall be Karl Brenza and the other of which shall qualify as an independent director under Nasdaq rules, which Purchaser Directors shall be reasonably acceptable to the Company, (ii) four (4) individuals that are designated by the Company prior to the Closing (the “Company Directors”), one of whom shall be the Chief Executive Officer of the Company and two (2) of which shall qualify as an independent director under Nasdaq rules, which Company Directors shall be reasonably acceptable to the Company, and (iii) one (1) individual that is mutually agreed upon by the Company and the Purchaser acting reasonably, and who shall qualify as an independent director under Nasdaq rules. At or prior to the Closing, Pubco will provide each director serving on the Post-Closing Pubco Board with a customary director indemnification agreement, in form and substance reasonably acceptable to such director, to be effective upon the Closing (or if later, such director’s appointment). Pursuant to the Amended Pubco Organizational Documents as in effect as of the Closing, the Post-Closing Pubco Board shall be a classified board with three classes of directors, with (x) one class of directors, the Class A Directors, initially serving a one (1)-year term, such term effective from the Closing (but any subsequent Class A Directors serving a three (3)-year term), (y) a second class of directors, the Class B Directors, initially serving a two (2)-year term, such term effective from the Closing (but any subsequent Class B Directors serving a three (3)-year term), and (z) a third class of directors, the Class C Directors, serving a three (3)-year term, such term effective from the Closing (each of Karl Brenza and Dolan Falconer shall serve as Class C Directors).
(b)   The Parties shall take all action necessary, including causing the executive officers of Pubco to resign, so that the individuals serving as the chief executive officer and chief financial officer, respectively, of Pubco immediately after the Closing will be the same individuals (in the same office) as that of the Company immediately prior to the Closing (unless, at its sole discretion, the Company desires to appoint another qualified person to either such role, in which case, such other person identified by the Company shall serve in such role).
(c)   The Parties shall take all necessary action to cause Pubco to have an advisory board comprised of those individuals set forth on Schedule 6.16(c) or such other individuals as the Company may designate.
6.17   Indemnification of Directors and Officers; Tail Insurance.
(a)   The Parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of a Purchaser Party or the Company and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of a Purchaser Party or the Company (the “D&O Indemnified Persons”) as provided in their respective Organizational Documents or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and a Purchaser Party or the Company, in each case as in effect on the date of this Agreement, shall survive the Closing and continue in full force and effect in accordance with their respective terms to the extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Pubco shall cause the Organizational Documents of Pubco and the Surviving Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of, as applicable, the Purchaser or the Company the extent permitted by applicable Law. The provisions of this Section 6.17 shall survive the consummation of the Mergers and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.
(b)   Pubco shall indemnify the directors and executive officers of the Purchaser for any Liabilities they may incur that arise from the Specified Liability.
(c)   For the benefit of each Purchaser Party’s and the Company’s directors and officers, Pubco or the Purchaser shall be permitted prior to the Effective Time to obtain and fully pay the premium for a “tail” insurance policy that provides coverage for up to a six-year period from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than, as applicable, the Purchaser’s or the Company’s existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. If obtained, Pubco and the Surviving Subsidiaries shall maintain the D&O Tail Insurance in full force and effect, and continue to honor the obligations thereunder, and Pubco and the Surviving Subsidiaries shall timely pay or caused to be paid all premiums with respect to the D&O Tail Insurance.
6.18   Trust Account Proceeds.   The Parties agree that after the Closing, the funds in the Trust Account, after taking into account payments for the Closing Redemption, and any proceeds received by Purchaser from any Transaction Financing shall first be used to pay (i) the Purchaser’s accrued Expenses, (ii) the Purchaser’s deferred Expenses (including cash amounts payable to the IPO Underwriter and any legal fees) of the IPO, (iii) any loans owed by the Purchaser to the Sponsor for any Expenses (including deferred Expenses), other administrative costs and expenses incurred by or on behalf of the Purchaser or Extension Expenses and (iv) any other Liabilities of the Purchaser as of the Closing. Such Expenses, as well as any Expenses that are required to be paid by delivery of the Purchaser’s securities, will be paid at the Closing. Any remaining cash will be used for working capital and general corporate purposes of the Purchaser and the Surviving Corporation.
6.19   Tax Matters.
(a)   Each of the Parties shall use its reasonable best efforts to cause the Mergers to qualify for the Intended Tax Treatment. None of the Parties shall (and each of the Parties shall cause their respective Subsidiaries not to) take any action, or fail to take any action, that could reasonably be expected to cause the Mergers to fail to qualify for the Intended Tax Treatment. The Parties intend to report and, except to the extent otherwise required by Law, shall report, for federal income tax purposes, the Mergers consistent with the Intended Tax Treatment. Each of the Parties agrees to use reasonable best efforts to promptly notify all other parties of any challenge to the Intended Tax Treatment by any Governmental Authority.
(b)   The Purchaser shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify the Purchaser, in each case if such party becomes aware of any non-public fact or circumstance that would reasonably be likely to prevent the Mergers from qualifying for the Intended Tax Treatment.
6.20   Transfer Taxes.   The Purchaser shall pay for and bear any sales, use, real property transfer, stamp, stock transfer, or other similar transfer Taxes imposed on Purchaser, either Merger Sub or the Company in connection with the Mergers or other transactions contemplated by this Agreement.
6.21   Transaction Financing.   Without limiting anything to the contrary contained herein, during the Interim Period, the Purchaser shall use commercially reasonable efforts enter into financing agreements (any such agreements, the “Financing Agreements” and the financing contemplated by such Financing Agreements, a “Transaction Financing”) on such terms as the Purchaser and the Company shall agree (such agreement not to be unreasonably withheld, conditioned or delayed) and, if requested by the Purchaser, the Company shall, and shall cause its Representatives to, reasonably cooperate with the Purchaser in connection with such Financing Agreements (including having the Company’s senior management participate in any investor meetings and roadshows as reasonably requested by the Purchaser). Such Financing Agreements may include non-redemption agreements from existing Public Shareholders and backstop agreements and private placement subscription agreements (whether for equity or debt) with any investors. Except to the extent permitted pursuant to the terms of the Financing Agreements or otherwise approved in writing by the Company (which approval shall not be unreasonably withheld, conditioned or delayed), and except for any of the following actions that would not materially increase conditionality or impose any new material obligation on the Company or the Purchaser, during the Interim Period, the Purchaser shall not (i) reduce the committed investment amount to be received by the Purchaser under any Financing Agreement or reduce or impair the rights of the Purchaser under any Financing Agreement in any material respect or (ii) permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to terminate), any provision or remedy under, or any replacements of, any of the Financing Agreements, in each case, (x) in any material respect and (y) excluding any assignment or transfer contemplated therein or expressly permitted thereby (without any further amendment, modification or waiver to such assignment or transfer provision).
6.22   Employment Agreements.   Prior to the Closing, each of the individuals set forth in Schedule 6.22 shall enter into a new employment agreement between each such individual and Pubco (or a Subsidiary thereof), in each case, to become effective as of the Closing, and upon terms to be agreed by to the Company, the Purchaser and such individual prior to the effectiveness of the Registration Statement (collectively, the “Employment Agreements”).
6.23   A&R Registration Rights Agreement.   Prior to the Closing, the Purchaser, certain shareholders of the Purchaser and certain Company Holders who will be Affiliates of Pubco immediately following the Closing shall enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), in a form to be reasonably acceptable to the Purchaser and the Company, which shall amend and restate that certain Registration Rights Agreement, dated as of February 13, 2023, by and among the Purchaser, the Sponsor and the other parties thereto (the “Original RRA”) to provide such Company Holders with registration rights that are substantially similar in all material respects to, and pari passu with, the registration rights of the Sponsor pursuant to the Original RRA.
6.24   Written Consents of Pubco and the Merger Subs.   Promptly (but in any event within two (2) Business Days) after the execution and delivery of this Agreement by the Parties, Pubco and each of the Merger Subs shall obtain in accordance with the DGCL, the DLLCA and the Cayman Companies Act, as applicable, the written consent of its equity holder or written special resolutions of its sole shareholder (in the case of Purchaser Merger Sub), approving its entry into this Agreement, the Plan of Merger (in the case of Purchaser Merger Sub) and the Ancillary Documents to which it is or is required to be a party, the consummation of the transactions contemplated hereby and thereby and the performance by it of its obligations hereunder and thereunder (collectively, the “Written Consents”), and deliver a copy of such Written Consent to the Company.
6.25   Recapitalization.   The Company shall use commercially reasonable efforts to complete the Recapitalization prior to the Closing.
6.26   Insurance.   The Company shall use commercially reasonable efforts to purchase workers’ compensation, directors’ and officers’ and general liability insurance policies prior to the Closing.
6.27   ScanTech Name.   In the event that the Closing does not occur, the Company shall have and retain all rights to the ScanTech name and any derivation thereof. Without limiting the foregoing, in the event that the Closing does not occur or this Agreement is terminated for any reason, the Purchaser agrees to promptly change the name of Pubco to a name that does not include the ScanTech name or any derivation thereof.
6.28   Company Indebtedness.   The Parties agree to use commercially reasonable efforts to cause Pubco or the Company, as applicable, prior to the filing of the Registration Statement, to agree upon definitive terms relating to the Indebtedness set forth on Schedule 6.28 (the “Specified Indebtedness”), which Specified Indebtedness shall become effective as of and be contingent upon the Closing.
6.29   Consulting Agreement.   Prior to the Closing, Pubco shall enter into a consulting agreement with Karl Brenza, to become effective as of the Closing, as more particularly set forth on Schedule 6.29.
ARTICLE VII
CLOSING CONDITIONS
7.1   Conditions to Each Party’s Obligations.   The obligations of each Party to consummate the Mergers and the other transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Company and the Purchaser of the following conditions:
(a)   Required Purchaser Shareholder Approval.   The Purchaser Shareholder Approval Matters that are submitted to the vote of the shareholders of the Purchaser at the Purchaser Extraordinary General Meeting in accordance with the Proxy Statement shall have been approved by the requisite vote of the shareholders of the Purchaser at the Purchaser Extraordinary General Meeting in accordance with the Purchaser’s Organizational Documents, applicable Law and the Proxy Statement (the “Required Purchaser Shareholder Approval”).
(b)   Required Company Holder Approval.   Either (i) the Company Special Meeting shall have been held in accordance with the DLLCA and the Company’s Organizational Documents, or (ii) the Company shall have obtained a signed written consent of the Company Holders in lieu of a meeting, where in either case, the requisite vote, consent or approval of the Company Holders (including any separate class or series vote, consent or approval that is required, whether pursuant to the Company’s Organizational Documents or otherwise) shall have authorized, approved and consented to, the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which the Company is or is required to be a party or bound, and the consummation of the transactions contemplated hereby and thereby, including the Company Merger (the “Required Company Holder Approval”).
(c)   Requisite Regulatory Approvals.   All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement (including, without limitation, any CFIUS Approval) shall have been obtained or made.
(d)   Requisite Consents.   The Consents required to be obtained from or made with any third Person (other than a Governmental Authority) in order to consummate the transactions contemplated by this Agreement that are set forth in Schedule 7.1(d) shall have each been obtained or made.
(e)   No Adverse Law or Order.   No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.
(f)   Net Tangible Assets Test.   Unless (with the prior written consent of the Company) the Organizational Documents of Purchaser have been amended to remove such requirement, the Purchaser shall have consolidated net tangible assets of at least $5,000,001 (as calculated and determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) either immediately prior to the Closing (after giving effect to the Closing Redemption and any Transaction Financing) or upon the Closing after giving effect to the Transactions (including the Closing Redemption and any Transaction Financing).
(g)   Appointment to the Board.   The members of the Post-Closing Pubco Board shall have been elected or appointed as of the Closing consistent with the requirements of Section 6.16.
(h)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC and shall remain effective as of the Closing, and no stop order or similar order shall be in effect with respect to the Registration Statement.
(i)   Nasdaq Listing.   The shares of Pubco Common Stock to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(j)   Recapitalization.   The Company shall have completed the Recapitalization prior to the Closing.
7.2   Conditions to Obligations of the Company.   In addition to the conditions specified in Section 7.1, the obligations of the Company to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Purchaser Parties set forth in this Agreement and in any certificate delivered by or on behalf of a Purchaser Party pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Purchaser.
(b)   Agreements and Covenants.   The Purchaser Parties shall have performed in all material respects all of their respective obligations and complied in all material respects with all of their respective agreements and covenants under this Agreement to be performed or complied with by them on or prior to the Closing Date.
(c)   No Purchaser Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Purchaser since the date of this Agreement which is continuing and uncured.
(d)   Amendment of Pubco Organizational Documents.   Prior to the Closing, Pubco shall have amended and restated its Organizational Documents in substantially the form of the Amended Pubco Organizational Documents.
(e)   Certain Ancillary Documents.   The Sponsor Support Agreement, the Insider Letter Amendment, the A&R Registration Rights Agreement and the Employment Agreements shall be in full force and effect in accordance with the terms thereof as of the Closing.
(f)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have delivered to the Company a certificate, dated the Closing Date, signed by an executive officer of the Purchaser in such capacity, certifying as to the satisfaction of the conditions specified in Sections (a), (b) and (c).

(ii)   Secretary Certificate.   The Purchaser shall have delivered to the Company a certificate from its secretary or other executive officer certifying as to, and attaching, (A) copies of each Purchaser Party’s Organizational Documents as in effect as of the Closing Date, (B) the resolutions of the board of directors of each Purchaser Party authorizing and approving the execution, delivery and performance of this Agreement and each of the Ancillary Documents to which it is a party or by which it is bound, and the consummation of the transactions contemplated hereby and thereby, (C) evidence that the Required Purchaser Shareholder Approval has been obtained and (D) the incumbency of officers authorized to execute this Agreement or any Ancillary Document to which a Purchaser Party is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Purchaser shall have delivered to the Company a good standing certificate (or similar documents applicable for such jurisdictions) for the Purchaser certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Purchaser’s jurisdiction of organization and from each other jurisdiction in which the Purchaser is qualified to do business as a foreign entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
7.3   Conditions to Obligations of the Purchaser Parties.   In addition to the conditions specified in Section 7.1, the obligations of the Purchaser Parties to consummate the Mergers and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:
(a)   Representations and Warranties.   All of the representations and warranties of the Company set forth in this Agreement and in any certificate delivered by or on behalf of the Company pursuant hereto shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as if made on the Closing Date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date), and (ii) any failures to be true and correct that (without giving effect to any qualifications or limitations as to materiality or Material Adverse Effect), individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, the Company.
(b)   Agreements and Covenants.   The Company shall have performed in all material respects all of its obligations and complied in all material respects with all of its agreements and covenants under this Agreement to be performed or complied with by it on or prior to the Closing Date.
(c)   No Material Adverse Effect.   No Material Adverse Effect shall have occurred with respect to the Company since the date of this Agreement which is continuing and uncured.
(d)   Certain Ancillary Documents.   The A&R Registration Rights Agreement shall be in full force and effect in accordance with the terms thereof as of the Closing.
(e)   Closing Deliveries.
(i)   Officer Certificate.   The Purchaser shall have received a certificate from the Company, dated as the Closing Date, signed by an executive officer of the Company in such capacity, certifying as to the satisfaction of the conditions specified in Sections (a), (b) and (c)
(ii)   Secretary/Officer Certificate.   The Company shall have delivered to the Purchaser a certificate executed by the Company’s secretary or another officer of the Company certifying as to the validity and effectiveness of, and attaching, (A) copies of the Company’s Organizational Documents as in effect as of the Closing Date (immediately prior to the Effective Time), (B) the requisite resolutions of the Company’s board of directors authorizing and approving the execution, delivery and performance of this Agreement and each Ancillary Document to which the Company is or is required to be a party or bound, and the consummation of the Mergers and the other transactions contemplated hereby and thereby, and the adoption of the Surviving Subsidiary Organizational Documents, and recommending the approval and adoption of the same by the Company Holders, (C) evidence that the Required Company Holder Approval has been obtained and (D) the incumbency of officers of the Company authorized to execute this Agreement or any Ancillary Document to which the Company is or is required to be a party or otherwise bound.
(iii)   Good Standing.   The Company shall have delivered to the Purchaser good standing certificates (or similar documents applicable for such jurisdictions) for the Company certified as of a date no earlier than thirty (30) days prior to the Closing Date from the proper Governmental Authority of the Company’s jurisdiction of organization and from each other jurisdiction in which the Company is qualified to do business as a foreign corporation or other entity as of the Closing, in each case to the extent that good standing certificates or similar documents are generally available in such jurisdictions.
(iv)   Company Recapitalization.   The Purchaser shall have received evidence reasonably acceptable to the Purchaser that the Recapitalization shall have occurred.
7.4   Frustration of Conditions.   Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.
ARTICLE VIII
TERMINATION AND EXPENSES
8.1   Termination.   This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows.
(a)   by mutual written consent of the Purchaser and the Company;
(b)   by written notice by the Purchaser or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by January 31, 2024 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;
(c)   by written notice by either the Purchaser or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority;
(d)   by written notice by the Company to the Purchaser, if (i) there has been a breach by a Purchaser Party of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of a Purchaser Party shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section (a) or Section (b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Purchaser or (B) the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section (d) if at such time the Company is in material uncured breach of this Agreement;
(e)   by written notice by the Purchaser to the Company, if (i) there has been a breach by the Company of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section (a) or Section (b) to be satisfied (treating the Closing Date for such purposes as the date of this Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured within the earlier of (A) twenty (20) days after written notice of such breach or inaccuracy is provided to the Company or (B) the Outside Date; provided, that the Purchaser shall not have the right to terminate this Agreement pursuant to this Section (e) if at such time the Purchaser is in material uncured breach of this Agreement;
(f)   by written notice by the Company to the Purchaser, if there shall have been a Material Adverse Effect on the Purchaser, Pubco and the Merger Subs, taken as a whole, following the date of this Agreement which is uncured and continuing;
(g)   by written notice by the Purchaser to the Company, if there shall have been a Material Adverse Effect on the Company following the date of this Agreement which is uncured and continuing;
(h)   by written notice by either the Purchaser or the Company to the other, if the Purchaser Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Purchaser’s shareholders have duly voted, and the Required Purchaser Shareholder Approval was not obtained; or
(i)   by written notice by either the Purchaser or the Company to the other, if the Company Special Meeting is held (including any adjournment or postponement thereof) and has concluded, the Company Holders have duly voted, the Company has complied with its obligations under Section 6.12 in all material respects, and the Required Company Holder Approval was not obtained.
8.2   Effect of Termination.   This Agreement may only be terminated in the circumstances described in Section 8.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 8.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, except: (i) Sections 6.13, 6.14, 8.3, 9.1, Article X and this Section 8.2 shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement (in each case of clauses (i) and (ii) above, subject to Section 9.1). Without limiting the foregoing, and except as provided in Section 8.3 and this Section 8.2 (but subject to Section 9.1) and subject to the right to seek injunctions, specific performance or other equitable relief in accordance with Section 10.9, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 8.1.
8.3   Fees and Expenses.   Subject to Sections 1.10, 6.9(b), 6.18, 9.1, and 10.16, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement. With respect to the Purchaser, Expenses shall include any and all deferred expenses (including any legal fees) of the IPO upon consummation of a Business Combination and any Extension Expenses.
ARTICLE IX
WAIVERS AND RELEASES
9.1   Waiver of Claims Against Trust.
Reference is made to the IPO Prospectus. The Company understands that the Purchaser has established the Trust Account containing the proceeds of the IPO and the overallotment securities acquired by Purchaser’s underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Purchaser’s public shareholders (the “Public

Shareholders”) and that, except as otherwise described in the IPO Prospectus, the Purchaser may disburse monies from the Trust Account only: (a) to the Public Shareholders in the event they elect to redeem their Purchaser Ordinary Shares in connection with the consummation of its initial business combination (as such term is used in the IPO Prospectus) (“Business Combination”) or in connection with an amendment to Purchaser’s Organizational Documents to extend Purchaser’s deadline to consummate a Business Combination, (b) to the Public Shareholders if Purchaser fails to consummate a Business Combination within twelve (12) months after the closing of the IPO (or up to eighteen (18) months after the closing of the IPO, if Purchaser exercises its two automatic three-month extension rights as described in the IPO Prospectus), subject to further extension by additional amendments to the Purchaser’s Organizational Documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any income taxes (less up to $50,000 of interest to pay dissolution expenses), or (d) to the Purchaser after or concurrently with the consummation of a Business Combination. For and in consideration of Purchaser entering into this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees that, notwithstanding anything to the contrary in this Agreement, the Company does not now or shall not at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or the transactions contemplated thereby, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company hereby irrevocably waives any Released Claims and agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Purchaser and its Affiliates to induce Purchaser to enter in this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against it under applicable Law. To the extent that the Company commences any Action based upon, in connection with, relating to or arising out of any matter relating to Purchaser or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Purchaser or its Representatives, the Company hereby acknowledges and agrees that its and its sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit it to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. This Section 9.1 shall survive termination of this Agreement for any reason and continue indefinitely.
ARTICLE X
MISCELLANEOUS
10.1   Survival.   The representations and warranties of the Parties contained in this Agreement or in any certificate or instrument delivered by or on behalf of the Parties or their respective Representatives pursuant to this Agreement shall not survive the Closing, and from and after the Closing, the Parties and their respective Representatives shall not have any further obligations, nor shall any claim be asserted or action be brought against the Parties or their respective Representatives with respect thereto. The covenants and agreements made by the Parties and their respective Representatives in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such covenants or agreements, shall not survive the Closing, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Closing (which such covenants shall survive the Closing and continue until fully performed in accordance with their terms).
10.2   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a Party (and then only to the extent of the specific obligations undertaken by such Party in this Agreement), (a) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any Party and (b) no past, present or future director, officer, employee, sponsor, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Purchaser Parties or the Company under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby
10.3   Notices.   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by email, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):
If to any Purchaser Party at or prior to the Closing, to:	with a copy (which will not constitute notice) to:
Mars Acquisition Corp. Americas Tower, 1177 Avenue of the Americas Suite 5100 New York, New York 10036 Attn: Karl Brenza, CEO & CFO Telephone: (914) 374-0060 Email: kbrenza@verizon.net	VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, Virginia 22182 Attn: Fang Liu, Esq. Bin Hu Karg, Esq. Telephone No.: (703) 919-7285 Email:fliu@vcllegal.com;bhkarg@vcllegal.com
If to the Company, to: ScanTech Identification Beam Systems, LLC 1735 Enterprise Drive Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO Email: dfalconer@scantechibs.com with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq

Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com; mgray@egsllp.com

If to the Seller Representative to: Dolan Falconer ScanTech Identification Beam Systems, LLC 1735 Enterprise Drive Buford, Georgia 30518 Email: dfalconer@scantechibs.com with a copy (which will not constitute notice) to:
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq

Telephone No.: (212) 370-1300
Email: sneuhauser@egsllp.com; mgray@egsllp.com

If to Pubco or any Surviving Subsidiary after the Closing, to:	with a copy (which will not constitute notice) to:
ScanTech AI Systems Inc. 1735 Enterprise Drive Buford, Georgia 30518 Attn: Dolan Falconer, President and CEO Email: dfalconer@scantechibs.com
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas, 11th Floor
New York, New York 10105
Attn:
Stuart Neuhauser, Esq.
Matthew A. Gray, Esq.

Telephone No.: (212) 370-1300
Email:sneuhauser@egsllp.com; mgray@egsllp.com
-and-
VCL Law LLP
1945 Old Gallows Road, Suite 630
Vienna, Virginia 22182
Attn:
Fang Liu, Esq.
Bin Hu Karg, Esq.

Telephone No.: (703) 919-7285
Email:fliu@vcllegal.com; bhkarg@vcllegal.com

10.4   Binding Effect; Assignment.   This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Company (and after the Closing, the Seller Representative), and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.
10.5   Third Parties.   Except for the rights of the D&O Indemnified Persons set forth in Section 6.17, and of each of the Sponsor, VCL and EGS in Section 10.17, which the Parties acknowledge and agree are express third party beneficiaries of this Agreement for purposes of such Sections and related enforcement provisions, nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.
10.6   Arbitration.   Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 10.6) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 10.6. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute (the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures (as defined in the AAA Procedures) of the Commercial Arbitration Rules of the AAA (the “AAA Procedures”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of Delaware. Time is of the essence. Each party subject to the Dispute shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in the State of Delaware. The language of the arbitration shall be English.
10.7   Governing Law; Jurisdiction.   This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of Delaware without regard to the conflict of laws principles thereof. Subject to Section 1.10 and Section 10.6, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery (and if such court lacks jurisdiction, any other state or federal court located in the State of Delaware) (or in any appellate court thereof) (the “Specified Courts”). Subject to Section 1.10 and Section 10.6, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other Action relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section 10.3. Nothing in this Section 10.7 shall affect the right of any Party to serve legal process in any other manner permitted by Law.
10.8   WAIVER OF JURY TRIAL.   EACH PARTY HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.
10.9   Specific Performance.   Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.
10.10   Severability.   In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.
10.11   Amendment.   This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser, the Company and the Seller Representative.
10.12   Waiver.   The Purchaser on behalf of itself and its Affiliates, the Company on behalf of itself and its Affiliates, and the Seller Representative on behalf of itself and the Company Holders, may, in its sole discretion, (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby (including by the Seller Representative in lieu of such Party to the extent provided in this Agreement). Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.13   Entire Agreement.   This Agreement and the documents or instruments referred to herein, including any exhibits and schedules attached hereto, which exhibits and schedules are incorporated herein by reference, together with the Ancillary Documents, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.
10.14   Interpretation.   The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule” and “Exhibit” are intended to refer to Sections, Articles, Schedules and Exhibits to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders or equity holders shall include any applicable owners of the equity interests of such Person, in whatever form. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.
10.15   Counterparts; Electronic Delivery.   This Agreement and each Ancillary Document may be executed and delivered (including by facsimile, pdf or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.
10.16   Seller Representative.
(a)   Each Company Holder Participant, by delivery of a Letter of Transmittal, on behalf of itself and its successors and assigns, hereby irrevocably constitutes and appoints Dolan Falconer, in the capacity as the Seller Representative, as the true and lawful agent and attorney-in-fact of such Persons with full powers of substitution to act in the name, place and stead of thereof with respect to the performance on behalf of such Person under the terms and provisions of this Agreement and the Ancillary Documents to which the Seller Representative is a party or otherwise has rights in such capacity (together with this Agreement, the “Seller Representative Documents”), as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of such Person, if any, as the Seller Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under the Seller Representative Documents, including: (i) controlling and making any determinations with respect to whether the Earnout Milestones have been achieved and Earnout Shares are to be issued under Section 1.10; (ii) terminating, amending or waiving on behalf of such Person any provision of any Seller Representative Document (provided, that any such action, if material to the rights and obligations of the Company Holder Participants in the reasonable judgment of the Seller Representative, shall be taken in the same manner with respect to all Company Holder Participants unless otherwise agreed by each Company Holder Participant who is subject to any disparate treatment of a potentially material and adverse nature); (iii) signing on behalf of such Person any releases or other documents with respect to any dispute or remedy arising under any Seller Representative Document; (iv) employing and obtaining the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in its reasonable discretion, deems necessary or advisable in the performance of its duties as the Seller Representative and to rely on their advice and counsel; (v) incurring and paying reasonable costs and expenses, including fees of brokers, attorneys and accountants incurred pursuant to the transactions contemplated hereby, and any other reasonable fees and expenses allocable or in any way relating to such transaction, whether incurred prior or subsequent to Closing; (vi) receiving all or any portion of the consideration provided to the Company Holder Participants under this Agreement and to distribute the same to the Company Holder Participants in accordance with their Company Holder Participant Pro Rata Share; and (vii) otherwise enforcing the rights and obligations of any such Persons under any Seller Representative Document, including giving and receiving all notices and communications hereunder or thereunder on behalf of such Person. All decisions and actions by the Seller Representative, including any agreement between the Seller Representative and Pubco and/or the Purchaser, shall be binding upon each Company Holder Participant and their respective successors and assigns, and neither they nor any other Party shall have the right to object, dissent, protest or otherwise contest the same. The provisions of this Section 10.16 are irrevocable and coupled with an interest. The Seller Representative hereby accepts its appointment and authorization as the Seller Representative under this Agreement.
(b)   Any other Person, including Pubco, the Purchaser and the Company may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Company Holder Participants under any Seller Representative Documents. Pubco, the Purchaser and the Company shall be entitled to rely conclusively on the instructions and decisions of the Seller Representative as to (i) the settlement of any disputes with respect to the Earnout Milestones pursuant to Section 1.10, (ii) any payment instructions provided by the Seller Representative or (iii) any other actions required or permitted to be taken by the Seller Representative hereunder, and no Company Holder Participant shall have any cause of action against the Purchaser, the Company for any action taken by any of them in reliance upon the instructions or decisions of the Seller Representative. Pubco, the Purchaser and the Company shall not have any Liability to any Company Holder Participant for any allocation or distribution among the Company Holder Participants by the Seller Representative of payments made to or at the direction of the Seller Representative. All notices or other communications required to be made or delivered to a Company Holder Participant under any Seller Representative Document shall be made to the Seller Representative for the benefit of such Company Holder Participant, and any notices so made shall discharge in full all notice requirements of the other parties hereto or thereto to such Company Holder Participant with respect thereto. All notices or other communications required to be made or delivered by a Company Holder Participant shall be made by the Seller Representative (except for a notice under Section 10.16(d) of the replacement of the Seller Representative).
(c)   The Seller Representative will act for the Company Holder Participants on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Company Holder Participants, but the Seller Representative shall not be responsible to the Company Holder Participants for any Losses that any Company Holder Participant may suffer by reason of the performance by the Seller Representative of the Seller Representative’s duties under this Agreement, other than Losses arising from the bad faith, gross negligence or willful misconduct by the Seller Representative in the performance of its duties under this Agreement. From and after the Closing, the Company Holder Participants shall jointly and severally indemnify, defend and hold the Seller Representative harmless from and against any and all Losses reasonably incurred without gross negligence, bad faith or willful misconduct on the part of the Seller Representative (in its capacity as such) and arising out of or in connection with the acceptance or administration of the Seller Representative’s duties under any Seller Representative Document, including the reasonable fees and expenses of any legal counsel retained by the Seller Representative. In no event shall the Seller Representative in such capacity be liable hereunder or in connection herewith for any indirect, punitive, special or consequential damages. The Seller Representative shall not be liable for any act done or omitted under any Seller Representative Document as the Seller Representative while acting in good faith and without willful misconduct or gross negligence, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller Representative shall be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine, including facsimiles or copies thereof, and no Person shall have any Liability for relying on the Seller Representative in the foregoing manner. In connection with the performance of its rights and obligations hereunder, the Seller Representative shall have the right at any time and from time to time to select and engage, at the reasonable cost and expense of the Company Holder Participants, attorneys, accountants, investment bankers, advisors, consultants and clerical personnel and obtain such other professional and expert assistance, maintain such records and incur other reasonable out-of-pocket expenses, as the Seller Representative may reasonably deem necessary or appropriate from time to time. All of the indemnities, immunities, releases and powers granted to the Seller Representative under this Section 10.16 shall survive the Closing and continue indefinitely.
(d)   If the Seller Representative shall die, become disabled, dissolve, resign or otherwise be unable or unwilling to fulfill its responsibilities as representative and agent of the Company Holder Participants, then the Company Holder Participants shall, within ten (10) days after such death, disability, dissolution, resignation or other event, appoint a successor Seller Representative (by vote or written consent of the Company Holder Participants holding in the aggregate a Company Holder Participant Pro Rata Share in excess of fifty percent (50%)), and, promptly thereafter (but in any event within two (2) Business Days after such appointment), notify Pubco and the Purchaser in writing of the identity of such successor. Any such successor so appointed shall become the “Seller Representative” for purposes of this Agreement.
10.17   Legal Representation.
(a)   The Parties agree that, notwithstanding the fact that VCL Law LLP (“VCL”) may have, prior to Closing, jointly represented the Purchaser Parties and/or the Sponsor in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Purchaser and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, VCL shall be permitted in the future, after Closing, to represent the Sponsor or its Affiliates in connection with matters in which such Persons are adverse to the Purchaser or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. The Company and the Seller Representative, who are or have the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agree, in advance, to waive (and to cause their Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with VCL’s future representation of one or more of the Sponsor or its Affiliates in which the interests of such Person are adverse to the interests of the Purchaser, the Company and/or the Seller Representative or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by VCL of any Purchaser Party or the Sponsor or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Sponsor shall be deemed the client of VCL with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Sponsor, shall be controlled by the Sponsor and shall not pass to or be claimed by Pubco or the Surviving Subsidiaries; provided, that nothing contained herein shall be deemed to be a waiver by the Purchaser or any of its Affiliates (including, after the Effective Time, Pubco, the Surviving Subsidiaries, and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
(b)   The Parties agree that, notwithstanding the fact that EGS may have, prior to the Closing, jointly represented the Company, the Seller Representative and the Company Holders in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, and has also represented the Company and/or its Affiliates in connection with matters other than the transaction that is the subject of this Agreement, EGS shall be permitted in the future, after the Closing, to represent the Seller Representative, the Company Holders or their respective Affiliates in connection with matters in which such Persons are adverse to the Company or any of its Affiliates, including any disputes arising out of, or related to, this Agreement. Each of the Purchaser Parties, who is or has the right to be represented by independent counsel in connection with the transactions contemplated by this Agreement, hereby agrees, in advance, to waive (and to cause its Affiliates to waive) any actual or potential conflict of interest that may hereafter arise in connection with EGS’s future representation of one or more of the Seller Representative, the Company Holders or their respective Affiliates in which the interests of such Person are adverse to the interests of a Purchaser Party and/or the Company or any of their respective Affiliates, including any matters that arise out of this Agreement or that are substantially related to this Agreement or to any prior representation by EGS of the Company, the Seller Representative, the Company Holders or any of their respective Affiliates. The Parties acknowledge and agree that, for the purposes of the attorney-client privilege, the Seller Representative and the Company Holders shall be deemed the clients of EGS with respect to the negotiation, execution and performance of this Agreement and the Ancillary Documents. All such communications shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Representative and the Company Holders, shall be controlled by the Seller Representative and the Company Holders and shall not pass to or be claimed by Pubco or a Surviving Subsidiary; provided, that nothing contained herein shall be deemed to be a waiver by the Company or any of its Affiliates (including, after the Effective Time, Pubco and the Surviving Subsidiaries and their respective Affiliates) of any applicable privileges or protections that can or may be asserted to prevent disclosure of any such communications to any third party.
10.18   Illustrative Financial Statements.   Attached as Schedule 10.18 for illustrative purposes only and prepared using commercially reasonable efforts are (a) draft financial statement of the Company as of and for the Interim Balance Sheet Date (the “Draft Financial Statements”) and (b) a pro forma balance sheet of the Company as of the Interim Balance Sheet Date (the “Pro Forma Balance Sheet”). The Pro Forma Balance Sheet is subject to certain assumptions set forth therein. Both the Draft Financial Statements and the Pro Forma Balance Sheet have been provided solely for informational purposes only, and, without limiting the foregoing, shall in no event be or form the basis for any breach of a representation or warranty, any failure of a covenant, any determination as to Material Adverse Effect or any condition to Closing hereunder.
ARTICLE XI
DEFINITIONS
11.1   Certain Definitions   For purpose of this Agreement, the following capitalized terms have the following meanings:
“AAA” means the American Arbitration Association or any successor entity conducting arbitrations.
“Accounting Principles” means in accordance with GAAP as in effect at the date of the financial statement to which it refers or if there is no such financial statement, then as of the Closing Date, using and applying the same accounting principles, practices, procedures, policies and methods (with consistent classifications, judgments, elections, inclusions, exclusions and valuation and estimation methodologies) used and applied by the Company in the preparation of the Company Financials.

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person. For the avoidance of doubt, Sponsor shall be deemed to be an Affiliate or the Purchaser prior to the Closing
“Ancillary Documents” means each agreement, instrument or document attached hereto as an exhibit, and the other agreements, certificates and instruments to be executed or delivered by any of the Parties hereto in connection with or pursuant to this Agreement.
“Benefit Plans” of any Person means any and all deferred compensation, executive compensation, incentive compensation, equity purchase or other equity-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by a Person for the benefit of any employee or terminated employee of such Person, or with respect to which such Person has any Liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not.
“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.
“Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands (2020 Revision).
“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof acting in such capacity.
“CFIUS Approval” means (a) the Parties hereto have received written notice from CFIUS that either (i) it has determined that the transactions contemplated by this Agreement do not constitute a “covered transaction” pursuant to the CFIUS regulations or (ii) CFIUS’ review (or, if applicable, investigation) under the CFIUS regulations of the transactions contemplated by this Agreement in response to any notice or declaration submitted to CFIUS by the Parties, has concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that all action under the CFIUS regulations has concluded with respect to the transactions contemplated by this Agreement; or (b) CFIUS shall have sent a report to the President of the United States (“President”) requesting the President’s decision on any notice submitted by the Parties and either (x) the period under the CFIUS regulations during which the President may announce a decision to take action to suspend, prohibit or place any limitations on the transactions contemplated by this Agreement shall have expired without the President having taken or announced such a decision or (y) the President shall have announced a decision not to take any action to suspend, prohibit, or place any limitations on the transactions contemplated by this Agreement.
“Change of Control” means: (a) any acquisition on any date after the Closing by any Person/Group (that is not an Affiliate of Pubco or any Surviving Subsidiary) of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of the capital stock of Pubco that, with the Pubco capital stock already held by such Person/Group, constitutes more than 50% of the total voting power of the Pubco capital stock; provided, however, that for the avoidance of doubt, for purposes of this subsection, the acquisition of additional Pubco capital stock (other than with respect to an acquisition that results in a Person/Group (that is not an Affiliate of Pubco or any Surviving Subsidiary) owning 100% of the outstanding Pubco capital stock) (i) by any Person/Group who, prior to such acquisition, beneficially owns more than 50% of the total voting power of the Pubco capital stock or (ii) pursuant to a pro rata distribution by Sponsor or its Affiliates to their respective equityholders as of the Closing will not be considered a Change of Control; or (b) any acquisition on any date after the Closing of Pubco by another Person by means of (i) any transaction or series of related transactions (including any reorganization, merger, or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of Pubco), or (ii) a sale of all or substantially all of the assets of Pubco and its subsidiaries, if, in case of either clause (i) or clause (ii), the number of shares of Pubco capital stock outstanding immediately following the Closing (as adjusted for any stock split or other recapitalization event) will, immediately after such transaction, series of related transactions or sale, represent less than 50% of the total voting power of the surviving or acquiring entity.
“Closing Company Cash” means, as of the Reference Time, the aggregate cash and cash equivalents of the Company and its Subsidiaries on hand or in bank accounts, including deposits in transit (but excluding the aggregate amount of outstanding and unpaid checks issued by or on behalf of the Company and its Subsidiaries as of such time).
“Closing Net Debt” means, as of the Reference Time, (i) the aggregate amount of (A) the Specified Indebtedness, plus (B) the amount of the Specified Liability, plus (C) up to $1,000,000 of other Liabilities of the Company, less (ii) the Closing Company Cash, in the case of each of clauses (i) and (ii), on a consolidated basis and as determined in accordance with the Accounting Principles.
“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereto, as amended. Reference to a specific section of the Code shall include such section and any valid treasury regulation promulgated thereunder.
“Company Common LLC Units” means Series B common membership units in the Company (or such other single class of common membership units of the Company into which the Company’s equity securities are converted or for which the Company’s equity securities are exchanged in the Recapitalization).
“Company Confidential Information” means all confidential or proprietary documents and information concerning the Company or any of their respective Representatives, furnished in connection with this Agreement or the transactions contemplated hereby; provided, however, that Company Confidential Information shall not include any information which, (i) at the time of disclosure by the Purchaser or its Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Company or its Representatives to the Purchaser or its Representatives was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Company Confidential Information.
“Company Convertible Securities” means, collectively, any options, warrants or rights to subscribe for or purchase any equity interests of the Company or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of the Company.
“Company Equity Incentive Plan” means the equity incentive plan of the Company.
“Company Holder Pro Rata Share” means, with respect to each Company Holder, a fraction expressed a percentage equal to (i) the portion of the Merger Consideration payable by the Purchaser to such Company Holder in accordance with the terms of this Agreement, divided by (ii) the total Merger Consideration payable by the Purchaser to all Company Holders in accordance with the terms of this Agreement.
“Company Holder Participant Pro Rata Share” means, with respect to each Company Holder Participant, a fraction expressed a percentage equal to (i) the number of Company Securities owned by such Company Holder Participant immediately prior to the Closing, divided by (ii) the total number of Company Securities held by all Company Holder Participants immediately prior to the Closing.
“Company Holder Participants” means, collectively, the Company Holders except for the Company Holders set forth on Schedule 11.1(a).

“Company Holders” means, collectively, the holders of the Company Common LLC Units.
“Company Operating Agreement” means the Fifth Amended and Restated Limited Liability Company Agreement of the Company, dated as of June 1, 2023, as the same may be further amended and/or restated from time to time in accordance with its terms.
“Company Securities” means, collectively, any equity securities of the Company.
“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.
“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).
“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a Person described in clause (a) above) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.
“Copyrights” means any works of authorship, including mask works, textual works, visual, pictorial, or graphical works, or compilations of data or other information and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration and renewal, and non-registered copyrights.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or any other related or associated epidemics, pandemics or disease outbreaks.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any Governmental Authority (including the Centers for Disease Control and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act (CARES) or any changes thereto.
“DGCL” means the Delaware General Corporation Law, as amended on or prior to the date hereof.
“DLLCA” means the Delaware Limited Liability Company Act, as amended on or prior to the date hereof.
“EBITDA” means earnings before interest, taxes, depreciation, and amortization based on the consolidated financial statements of Pubco for the applicable period.
“Environmental Law” means any Law in any way relating to (a) the protection of human health and safety, (b) the protection, preservation or restoration of the environment and natural resources (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or (c) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Materials, including the Comprehensive Environmental Response, Compensation

and Liability Act, 42 USC. Section 9601 et. seq., the Resource Conservation and Recovery Act, 42 USC. Section 6901 et. seq., the Toxic Substances Control Act, 15 USC. Section 2601 et. seq., the Federal Water Pollution Control Act, 33 USC. Section 1151 et seq., the Clean Air Act, 42 USC. Section 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 USC. Section 111 et. seq., Occupational Safety and Health Act, 29 USC. Section 651 et. seq. (to the extent it relates to exposure to Hazardous Substances), the Asbestos Hazard Emergency Response Act, 15 USC. Section 2601 et. seq., the Safe Drinking Water Act, 42 USC. Section 300f et. seq., the Oil Pollution Act of 1990 and analogous state acts.
“Environmental Liabilities” means, in respect of any Person, all Liabilities, obligations, responsibilities, Remedial Actions, Losses, damages, costs, and expenses (including all reasonable fees, disbursements, and expenses of counsel, experts, and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions, and interest incurred as a result of any claim or demand by any other Person or in response to any violation of Environmental Law, whether known or unknown, accrued or contingent, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, to the extent based upon, related to, or arising under or pursuant to any Environmental Law, Environmental Permit, Order, or Contract with any Governmental Authority or other Person, that relates to any environmental, health or safety condition, violation of Environmental Law, or a Release or threatened Release of Hazardous Materials.
“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means each person (as defined in Section 3(9) of ERISA) which together with the Company or any of its Subsidiaries would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.
“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
“Filing Date” means the date on which Pubco files the applicable periodic report with the SEC.
“Founder Shares” means those certain Purchaser Ordinary Shares held by the Sponsor that were initially purchased by the Sponsor as founder shares (as such term is used in the IPO Prospectus) in a private placement prior to the closing of the IPO.
“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.
“Fully-Diluted Company Securities” means the total number of issued and outstanding Company Common LLC Units, including any Company Common LLC Units issuable upon, or subject to, the settlement or conversion of Company Convertible Securities that are outstanding immediately prior to the Effective Time.
“GAAP” means generally accepted accounting principles as in effect in the United States of America.
“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.
“Hazardous Material” means any waste, gas, liquid or other substance or material that is defined, listed or designated as a “hazardous substance”, “pollutant”, “contaminant”, “hazardous waste”, “regulated substance”, “hazardous chemical”, or “toxic chemical” (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of Liability or responsibility, under any Environmental Law, including petroleum and its by-products, asbestos, polychlorinated biphenyls, radon, mold, and urea formaldehyde insulation.
“Indebtedness” of any Person means, without duplication, (a) all indebtedness of such Person for borrowed money (including the outstanding principal and accrued but unpaid interest), (b) all obligations for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), (c) any other indebtedness of such Person that is evidenced by a note, bond, debenture, credit agreement or similar instrument, (d) all obligations of such Person for the reimbursement of any obligor on any line or letter of credit, banker’s acceptance, guarantee or similar credit transaction, in each case, that has been drawn or claimed against, (e) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (f) all obligations secured by a Lien on any property of such Person, (g) any premiums, prepayment fees or other penalties, fees, costs or expenses associated with payment of any Indebtedness of such Person and (h) all obligations described in clauses (a) through (g) above of any other Person which is directly or indirectly guaranteed by such Person or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.
“Independent Expert” means a mutually acceptable independent (i.e., no prior material business relationship with any Party for the prior two (2) years) expert accounting firm appointed by Pubco and the Seller Representative, which appointment shall be made no later than ten (10) days after the Independent Expert Notice Date; provided, that if the Independent Expert does not accept its appointment or Pubco and the Seller Representative cannot agree on the Independent Expert, in either case within twenty (20) days after the Independent Expert Notice Date, either Pubco or the Seller Representative may require, by written notice to the other, that the Independent Expert be selected by the New York City Regional Office of the American Arbitration Association in accordance with its procedures. The parties agree that the Independent Expert shall be deemed to be independent even though a Party or its Affiliates may, in the future, designate the Independent Expert to resolve disputes of the types described in Section 1.10.
“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world: Patents, Trademarks, Copyrights, Trade Secrets, Internet Assets, Software and other intellectual property, and all licenses, sublicenses and other agreements or permissions related to the preceding property.
“Internet Assets” means any and all domain name registrations, web sites and web addresses and related rights, items and documentation related thereto, and applications for registration therefor.
“Insider Letter Agreement” means that certain letter agreement, dated as of February 13, 2023, by and among the Purchaser, the Sponsor and the IPO Underwriter.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“IPO” means the initial public offering of Purchaser Units pursuant to the IPO Prospectus.
“IPO Prospectus” means the final prospectus of the Purchaser, dated as of February 13, 2023, and filed with the SEC on February 14, 2023 (File No. 333-265240).
“IPO Underwriter” means Maxim Group LLC, as the representative of the underwriters in the IPO.
“IRS” means the U.S. Internal Revenue Service (or any successor Governmental Authority).
“JOBS Act” means the Jumpstart Our Business Startups Act.
“Knowledge” means, with respect to (i) the Company, the actual knowledge of Dolan Falconer, after reasonable inquiry, or (ii) any other Party, (A) if an entity, the actual knowledge of its directors and executive officers, after reasonable inquiry, or (B) if a natural person, the actual knowledge of such Party, after reasonable inquiry.
“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all liabilities, unpaid final judgments, Indebtedness, payables, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured, whether due or to become due and whether or not required to be recorded or reflected on a balance sheet under GAAP or other applicable accounting standards), including Tax liabilities due or to become due.
“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.
“Losses” means any and all losses, Actions, Orders, Liabilities, damages, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses).
“Material Adverse Effect” means, with respect to any specified Person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, Liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such Person and its Subsidiaries, taken as a whole, or (b) the ability of such Person or any of its Subsidiaries on a timely basis to consummate the transactions contemplated by this Agreement or the Ancillary Documents to which it is a party or bound or to perform its obligations hereunder or thereunder; provided, however, that for purposes of clause (a) above, any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following (by themselves or when aggregated with any other, changes or effects) shall not be deemed to be, constitute, or be taken into account when determining whether there has or may, would or could have occurred a Material Adverse Effect: (i) general changes in the financial or securities markets or general economic or political conditions in the country or region in which such Person or any of its Subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such Person or any of its Subsidiaries principally operate; (iii) changes in applicable Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such Person and its Subsidiaries principally operate; (iv) any effect attributable to the announcement or execution, pendency, negotiation or consummation of the Mergers or any of the other transactions contemplated hereby (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (v) conditions caused by acts of God, terrorism, war (whether or not declared) (including the Russian invasion of the Ukraine or any surrounding countries), natural disaster or any outbreak or continuation of an epidemic or pandemic (including COVID-19 or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date hereof, and including any impact of such pandemics on the health of any officer, employee or consultant of such Person or its Subsidiaries); (vi) any failure in and of itself by such Person and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (provided that the underlying cause of any such failure may be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vii) any action taken by the Company at the written request or direction of the Purchaser, Pubco or a Merger Sub provided that any such action is taken by the Company in accordance with the express terms of such request or direction; provided further, however, that any event, occurrence, fact, condition, or change referred to in clauses (i) though (iii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such Person or any of its Subsidiaries compared to other participants in the industries in which such Person or any of its Subsidiaries primarily conducts its businesses.
“Nasdaq” means the Nasdaq Capital Market.

“Off-the-Shelf Software” means “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for Software commercially available on reasonable terms to the public generally.
“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.
“Organizational Documents” means, with respect to any Person that is an entity, its certificate of incorporation or formation, bylaws, operating agreement, memorandum and articles of association or similar organizational documents, in each case, as amended.
“Patents” means any patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, provisionals, continuations, continuations-in-part, substitutions, reexamined patents or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, divided, continued, abandoned, withdrawn, or refiled).
“PCAOB” means the U.S. Public Company Accounting Oversight Board (or any successor thereto).
“Per Unit Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Securities.
“Permits” means all federal, state, local or foreign or other third-party permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, concessions, ratifications, permissions, clearances, confirmations, endorsements, waivers, certifications, designations, ratings, registrations, qualifications or orders of any Governmental Authority or any other Person.
“Permitted Liens” means (a) Liens for Taxes or assessments and similar governmental charges or levies, which either are (i) not delinquent or (ii) being contested in good faith and by appropriate proceedings, and adequate reserves have been established with respect thereto, (b) other Liens imposed by operation of Law arising in the ordinary course of business for amounts which are not due and payable and as would not in the aggregate materially adversely affect the value of, or materially adversely interfere with the use of, the property subject thereto, (c) Liens incurred or deposits made in the ordinary course of business in connection with social security, (d) Liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business, (e) Liens arising under this Agreement or any Ancillary Document, (f) mechanic’s, materialmen’s, carriers’, repairers’, workers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP (to the extent such reserves are required by GAAP), (g) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (h) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the business of the Company and do not prohibit or materially interfere with the Company’s use or occupancy of such real property, (i) Liens securing payment, or any other obligations, of the applicable Person (including with respect to Indebtedness of such Person existing as of the date of this Agreement or entered into after the date of this agreement in accordance with the terms of this Agreement), that shall be extinguished at or prior to the Closing and (j) Liens arising out of, under, or in connection with (i) the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise (and other applicable foreign and domestic securities or similar Laws) and (ii) restrictions on transfer, hypothecation or similar actions contained in a Person’s governing documents (including the Company’s stockholders agreement).
“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.
“Personal Property” means any machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, parts and other tangible personal property.
“Pubco Board” means the board of directors of Pubco, as constituted from time to time.
“Pubco Common Stock” means the shares of common stock, without par value, of Pubco, along with any equity securities paid as dividends or distributions after the Closing with respect to such shares or into which such shares are exchanged or converted after the Closing.
“Pubco Securities” means the Pubco Common Stock and the Pubco Warrants, collectively.
“Purchaser Board” means the board of directors of the Purchaser, as constituted from time to time.
“Purchaser Confidential Information” means all confidential or proprietary documents and information concerning the Purchaser or any of its Representatives; provided, however, that Purchaser Confidential Information shall not include any information which, (i) at the time of disclosure by the Company, the Seller Representative or any of their respective Representatives, is generally available publicly and was not disclosed in breach of this Agreement or (ii) at the time of the disclosure by the Purchaser or its Representatives to the Company, the Seller Representative or any of their respective Representatives, was previously known by such receiving party without violation of Law or any confidentiality obligation by the Person receiving such Purchaser Confidential Information. For the avoidance of doubt, from and after the Closing, Purchaser Confidential Information will include the confidential or proprietary information of the Company.
“Purchaser Ordinary Shares” means the ordinary shares, $0.000125 par value per share, of the Purchaser.
“Purchaser Private Shares” means any Purchaser Ordinary Shares included as part of a Purchaser Private Unit.
“Purchaser Private Units” means the units issued by the Purchaser in a private placement transaction simultaneously with the IPO consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.
“Purchaser Public Units” means the units issued in the IPO (including any overallotment units acquired by the IPO Underwriter) consisting of one (1) Purchaser Ordinary Share and one (1) Purchaser Right.
“Purchaser Right” means one right that was included as part of each Purchaser Unit entitling the holder thereof to receive two-tenths (2/10th) of a Purchaser Ordinary Share upon the consummation by the Purchaser of its Business Combination.
“Purchaser Securities” means, collectively, the Purchaser Units, the Purchaser Ordinary Shares and the Purchaser Rights.
“Purchaser Units” means the Purchaser Public Units and the Purchaser Private Units.
“Qualifying Order” means any bona fide order from any Person that Pubco or its Subsidiaries are fully capable of fulfilling within twenty-four (24) months following receipt of such order.
“Recapitalization” means the transactions to be consummated by the Company prior to the Closing with respect to its capital structure, which shall include (i) the exchange or conversion of all Class A Units, Class B Units and Class C Units, as applicable, for Company Common LLC Units, and (ii) the cancellation, exchange or extinguishment of all debt or debt instruments other than the Specified Indebtedness.
“Reference Time” means the close of business of the Company on the Business Day immediately prior to the Closing Date (but without giving effect to the transactions contemplated by this Agreement,

including any payments by the Purchaser and Pubco hereunder to occur at the Closing, but treating any obligations in respect of Indebtedness or other liabilities that are contingent upon the consummation of the Closing as currently due and owing without contingency as of the Reference Time).
“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the indoor or outdoor environment, or into or out of any property.
“Remedial Action” means all actions to (i) clean up, remove, treat, or in any other way address any Hazardous Material, (ii) prevent the Release of any Hazardous Material so it does not endanger or threaten to endanger public health or welfare or the indoor or outdoor environment, (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care, or (iv) correct a condition of noncompliance with Environmental Laws.
“Representatives” means, as to any Person, such Person’s Affiliates and the respective managers, directors, officers, employees, independent contractors, consultants, advisors (including financial advisors, counsel and accountants), agents and other legal representatives of such Person or its Affiliates.
“Rights Agreement” means that certain Rights Agreement, dated as of February 13, 2023, by and between the Purchaser and Continental Stock Transfer & Trust Company, as rights agent.
“SEC” means the U.S. Securities and Exchange Commission (or any successor Governmental Authority).
“Securities Act” means the Securities Act of 1933, as amended.
“Significant Company Holder” means any Company Holder who is an executive officer or director of the Company or who holds five percent (5%) or more of the Company Securities or any securities currently convertible into or exchangeable or exercisable for five percent or more of the Company Securities.
“Software” means any computer software programs, including all source code, object code, and documentation related thereto and all software modules, libraries, repositories, tools and databases.
“SOX” means the U.S. Sarbanes-Oxley Act of 2002, as amended.
“Specified Liability” means the Liabilities of the Company specified on Schedule 11.1(b).
“Sponsor” means Mars Capital Holding Corporation, a British Virgin Islands business company with limited liability.
“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons will be allocated a majority of partnership, association or other business entity gains or losses or will be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. A Subsidiary of a Person will also include any variable interest entity which is consolidated with such Person under applicable accounting rules.
“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes or the administration of any Laws or administrative requirements relating to any Taxes.

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.
“Trade Secrets” means any trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection).
“Trademarks” means any trademarks, service marks, trade dress, trade names, brand names, internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration and renewal thereof.
“Trading Day” means any day on which shares of Pubco Common Stock are actually traded on the principal securities exchange or securities market on which the Pubco Common Stock are then traded.
“Trust Account” means the trust account established by Purchaser with the proceeds from the IPO pursuant to the Trust Agreement in accordance with the IPO Prospectus.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of February 13, 2023, as it may be amended, by and between the Purchaser and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.
“Trustee” means Continental Stock Transfer & Trust Company, in its capacity as trustee under the Trust Agreement.
“TSA” means the U.S. Transportation Security Administration and any successor agency.
[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK; SIGNATURE PAGE FOLLOWS.]

IN WITNESS WHEREOF, each Party hereto has caused this Business Combination Agreement to be signed and delivered as of the date first written above.
The Purchaser:
Mars Acquisition Corp.
By:
/s/ Karl Brenza

Name: Karl Brenza
Title:  CEO and CFO
Pubco:
ScanTech AI Systems Inc.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
Purchaser Merger Sub:
Mars Merger Sub I Corp.
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Director
[Signature Page to Business Combination Agreement]

Company Merger Sub:
Mars Merger Sub II LLC
By:
/s/ Karl Brenza

Name:  Karl Brenza
Title:   Member
The Company:
ScanTech Identification Beam Systems, LLC
By:
/s/ Dolan Falconer

Name:  Dolan Falconer
Title:   Chief Executive Officer and President
The Seller Representative:
Dolan Falconer, solely in the capacity as the Seller Representative hereunder
By:
/s/ Dolan Falconer

[Signature Page to Business Combination Agreement]

Annex B
Dated
Mars Acquisition Corp.
and
Mars Merger Sub I Corp.

PLAN OF MERGER

This plan of merger (the Plan of Merger) is made on                  .
BETWEEN
(1)
Mars Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands with company number 374785 with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Surviving Company); and

(2)
Mars Merger Sub I Corp., an exempted company incorporated under the laws of the Cayman Islands with company number 402320 with its registered office situated at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the Merging Company, and together with the Surviving Company, the Constituent Companies).

WHEREAS:
(A)
The Surviving Company, ScanTech AI Systems Inc., the Merging Company, Mars Merger Sub II LLC, ScanTech Identification Beam Systems, LLC and Dolan Falconer have entered into a merger agreement dated 5 September 2023 (the Merger Agreement), pursuant to which, among other things, the Merging Company will merge with and into the Surviving Company, with the Surviving Company being the surviving company (the Merger) in accordance with the terms and conditions set forth therein. A copy of the Merger Agreement is attached as Appendix 1 to this Plan of Merger.

(B)
This Plan of Merger is made pursuant to provisions of Part XVI of the Companies Act (Revised) of the Cayman Islands (the Companies Act).

(C)
Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Merger Agreement.

IT IS AGREED:
1
In this Plan of Merger:

(a)
Purchaser Ordinary Shares means the ordinary shares of par value US$0.000125 each of the Surviving Company; and

(b)
Pubco Common Stock means the shares of common stock, without par value, of ScanTech AI Systems Inc., along with any equity securities paid as dividends or distributions after the Closing (as defined in the Merger Agreement) with respect to such shares or into which such shares are exchanged or converted after the Closing.

2
Constituent Companies

2.1
The Constituent Companies to this Plan of Merger are the Surviving Company and the Merging Company.

3
Name of Surviving Company

3.1
The Surviving Company shall be the surviving company (as defined in the Companies Act) and the name of the surviving company shall be “Mars Acquisition Corp.”.

4
Registered Office

4.1
The registered office of the Surviving Company is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

4.2
The registered office of the Merging Company is at the offices of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

5
Authorised and Issued Share Capital

5.1
Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 4,473,432 shares are in issue and outstanding.

5.2
Immediately prior to the Effective Date, the authorised share capital of Merging Company is US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each, of which 10,000 ordinary shares are in issue and outstanding.

5.3
On the Effective Date, the authorised share capital of the Surviving Company will be US$100,000 divided into 800,000,000 ordinary shares of par value US$0.000125 each.

6
Effective Date

6.1
In accordance with section 233(13) of the Companies Act, the Merger shall be effective on the date this Plan of Merger is registered by the Registrar of Companies of the Cayman Islands (the Effective Time).

7
Terms of Merger

7.1
The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company or into other property, are set out in the Merger Agreement. In particular, on the Effective Date, and in accordance with the terms and conditions of the Merger,

(a)
every issued and outstanding Purchaser Ordinary Share (other than those described in sections 1.11(c), 1.11(d) and 1.11(e) of the Merger Agreement) that is not redeemed in the Closing Redemption (as defined in the Merger Agreement) shall become and be converted automatically at the Effective Time into the right to receive (i) one (1) share of Pubco Common Stock and (ii) one-half of one share of Pubco Common Stock, or a convertible security automatically convertible or exercisable for one-half of one share of Pubco Common Stock after 90 days following the Closing or such other period as may be agreed by the Surviving Company and ScanTech Identification Beam Systems, LLC and with such other terms as may be agreed by the Surviving Company and ScanTech Identification Beam Systems, LLC;

(b)
each Purchaser Ordinary Share owned by holders of Purchaser Ordinary Shares who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to the Companies Act (the Dissenting Shares and, such holders, the Dissenting Shareholders) shall thereafter represent only the right to receive the applicable payments set forth in section 1.17 of the Merger Agreement, unless and until such Dissenting Shareholder effectively withdraws its demand for, or loss its rights to, dissent from the Merger pursuant to Companies Act with respect to any Dissenting Shares;

(c)
if there are any shares of the Surviving Company that are owned by the Surviving Company as treasury shares or by any direct or indirect subsidiary of the Surviving Company, such shares shall be cancelled and extinguished without any conversion thereof or payment thereof; and

(d)
each ordinary share of the Merging Company issued and outstanding immediately prior to the Effective Time shall be converted into an equal number of ordinary shares of the Surviving Company, with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of the Surviving Company.

8
Rights and Restrictions of Shares

8.1
At the Effective Time, the shares of the Surviving Company shall:

(a)
be entitled to one vote per share;

(b)
be entitled to such dividends as the board of directors of the Surviving Company may from time to time declare;

(c)
in the event of a winding-up or dissolution of the Surviving Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to surplus assets; and

(d)
generally be entitled to enjoy all of the rights attaching to ordinary shares,

in each case, as set out in the Memorandum and Articles of the Surviving Company (as defined below).
9
Memorandum and Articles

9.1
At the Effective Time, the memorandum and articles of association of the Merging Company, as in effect immediately prior to the Effective Time, shall become the memorandum and articles of association of the Surviving Company (the Memorandum and Articles of the Surviving Company), the form of which is attached as Appendix 2 to this Plan of Merger, until thereafter amended as provided therein and under the Companies Act, except that the name of the Surviving Company reflected therein shall be Mars Acquisition Corp..

10
Property

10.1
At the Effective Time, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges or security interest and all contracts, obligations, claims, debts and liabilities of each Constituent Companies, all as more particularly described in the Merger Agreement.

11
Director of Surviving Company

11.1
The names and addresses of the directors of the Surviving Company are:

(a)
Karl Alfred Brenza of [•]

(b)
James Jenkins of [•]

(c)
Dolan Falconer of [•]

12
Director Benefits

12.1
No amounts or benefits have been paid, or shall be payable to any director of the Constituent Companies in connection with the Merger, other than by reason of their ownership of the shares or other equity securities in the Constituent Companies in issue and outstanding immediately prior to the Effective Time.

13
Secured Creditors

13.1
The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

13.2
The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

14
Approval and Authorisation

14.1
This Plan of Merger has been approved by the board of directors of each of the Surviving Company and the Merging Company pursuant to section 233(3) of the Companies Act.

14.2
This Plan of Merger has been approved by the shareholders of each of the Surviving Company and the Merging Company pursuant to section 233(6) of the Companies Act.

15
Variation

15.1
At any time prior to the Effective Time, this Plan of Merger may be amended by the boards of directors of both the Surviving Company and the Merging Company to:

(a)
change the Effective Time provided that such changed date shall not be a date earlier than the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands or later than the ninetieth (90th) day after the date of registration of this Plan of Merger with the Registrar of Companies of the Cayman Islands; and

(b)
effect any other changes to this Plan of Merger as the Merger Agreement or this Plan of Merger may expressly authorise the boards of directors of both the Surviving Company and the Merging Company to effect in their discretion.

16
Right of Termination

16.1
At any time prior to the Effective Time, this Plan of Merger may be terminated by the boards of directors of both the Surviving Company and the Merging Company pursuant to the terms and conditions of the Merger Agreement.

17
Governing Law

17.1
This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands. The Constituent Companies hereby agree to submit any dispute arising from this Plan of Merger to the exclusive jurisdiction of the courts of the Cayman Islands.

18
Counterparts

18.1
This Plan of Merger may be executed in counterparts by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

[Signature page to follow]

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.
Signed for and on behalf of:
Mars Acquisition Corp.

By: Karl Alfred Brenza
Title: Director
Signed for and on behalf of:
Mars Merger Sub I Corp.

By: Karl Alfred Brenza
Title: Director
[Signature page to Plan of Merger]

Appendix 1
Merger Agreement

Appendix 2
Memorandum and Articles of the Surviving Company

ANNEX C
AMENDED & RESTATED
CERTIFICATE OF INCORPORATION
OF
SCANTECH AI SYSTEMS INC.
(Adopted as of [           ])
ScanTech AI Systems Inc., a corporation existing under the laws of the State of Delaware, hereby certifies as follows:
1.
The name of the corporation is ScanTech AI Systems Inc. (the “Corporation”).

2.
The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on July 20, 2023.

3.
This Amended & Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”) restates, integrates, and amends the Certificate of Incorporation of the Corporation.

4.
This Amended and Restated Certificate of Incorporation was duly adopted by the written consent of the directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 141(f), 228, 242, and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

5.
The text of the Certificate of Incorporation of the Corporation is hereby amended and restated to read in full as follows:

FIRST:   The name of the Corporation is ScanTech AI Systems Inc.
SECOND:   The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801; and the name of its registered agent at such address is The Corporation Trust Company.
THIRD:   The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
FOURTH:   The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is Five Hundred and Ten Million (510,000,000) shares, Five Hundred Million (500,000,000) of which shall be common stock, par value $0.0001 per share (“Common Stock”) and Ten Million (10,000,000) of which shall be blank-check preferred stock, par value $0.0001 per share (“Preferred Stock”).
(a)   Common Stock.
(i)   General.   All shares of Common Stock shall be identical and shall entitle the holders thereof to the same powers, preferences, qualifications, limitations, privileges and other rights provided under the DGCL. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of the Preferred Stock (when, if and to the extent shares or series of such stock are designated and issued). The Board of Directors of the Corporation (the “Board”), in its sole discretion, shall determine the terms and conditions (including the consideration to be received by the Corporation) on which shares of Common Stock are to be issued.
(ii)   Voting Rights.   Each holder of record of Common Stock shall be entitled to one vote for each share of Common Stock standing in such holder’s name on the books of the Corporation. Except as otherwise required by law or by or pursuant to Section (b) of this Article FOURTH, the holders of Common Stock and the holders of Preferred Stock shall vote together as a single class on all matters submitted to stockholders for a vote (including any action by written consent).

(iii)   Dividends.   Subject to provisions of law and Section (b) of this Article FOURTH, the holders of Common Stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the Board of Directors may determine in its sole discretion.
(iv)   Liquidation.   Subject to provisions of law and Section (b) of this Article FOURTH, upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment or provision for payment of all debts and liabilities of the Corporation and any and all preferential amounts to which the holders of the Preferred Stock are entitled with respect to the distribution of the net assets of the Corporation in liquidation, the holders of Common Stock shall be entitled to share ratably in the remaining net assets of the Corporation available for distribution.
(b)   Preferred Stock.
(i)   Issuance of Blank Check Preferred Stock.   The Board of Directors is expressly authorized, subject to limitations prescribed by the DGCL and the provisions of this Amended and Restated Certificate of Incorporation, to provide by resolution or resolutions from time to time, and by filing a certificate(s) pursuant to the DGCL, for the issuance of shares of Preferred Stock in one or more class or series, to establish the number of shares to be included in each such class or series, the consideration to be paid for such shares, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such class or series, and any qualifications, limitations or restrictions of such preferences and rights, including, without limitation, dividend rights, conversion rights, voting rights (if any), redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, in each instance as the Board of Directors may determine in its sole discretion and without stockholder approval. Each class or series shall be designated so as to distinguish the shares thereof from the shares of all other classes and series. All shares of a series of Preferred Stock shall have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise specifically provided in the designation and description of the series, with those of other series of the same class.
(ii)   Authority to Establish Variations Between Classes or Series of Preferred Stock.   The authority of the Board of Directors with respect to each class, or each series within a class shall include, but not be limited to, determination of the following:
(A)   the distinctive designation of such class or series and the number of shares to constitute such class or series;
(B)   the rate at which dividends on the shares of such class or series shall be declared and paid, or set aside for payment, whether dividends at the rate so determined shall be cumulative or accruing, and whether the shares of such class or series shall be entitled to any participating or other dividends in addition to dividends at the rate so determined, and if so, on what terms or in what events;
(C)   the right or obligation, if any, of the Corporation to redeem shares of the particular class or series of Preferred Stock and, if redeemable, the price, terms and manner of such redemption;
(D)   the special and relative rights and preferences, if any, and the amount or amounts per share, which the shares of such class or series of Preferred Stock shall be entitled to receive, in preference over any or all other class(es) or series, upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation (and distribution of the net assets of the Corporation in connection therewith);
(E)   the terms and conditions, if any, upon which shares of such class or series shall be convertible into, or exchangeable for, shares of capital stock of any other class or series, including the price or prices or the rate or rates of conversion or exchange, the terms and conditions of conversion or exchange, and the terms of adjustment, if any;

(F)   the obligation, if any, of the Corporation to retire, redeem or purchase shares of such class or series pursuant to a sinking fund or fund of a similar nature or otherwise, and the terms and conditions of such obligation;
(G)   voting rights, if any, including special, conditional or limited voting rights with respect to any matter, including with respect to the election of directors and matters adversely affecting any class or series of Preferred Stock;
(H)   limitations, if any, on the issuance of additional shares of such class or series or any shares of any other class or series of Preferred Stock; and
(I)   such other preferences, limitations or relative rights and privileges thereof as the Board of Directors, acting in accordance with applicable law and this Amended and Restated Certificate of Incorporation, may deem advisable and which are not inconsistent with law or with the provisions of this Amended and Restated Certificate of Incorporation.
(c)   Options, Warrants & Rights.
(i)   The Corporation may issue options, warrants and rights for the purchase of shares of any class or series of the Corporation. The Board of Directors, in its sole discretion, shall determine the terms and conditions on which the options, warrants or rights are issued, their form and content and the consideration for which, and terms and conditions upon which, such securities or any underlying class or series of shares of the Corporation are to be issued.
(ii)   The terms and conditions of rights or options to purchase shares of any class or series of the Corporation may include, without limitation, restrictions or conditions that preclude or limit the exercise, transfer, receipt or holding of such rights or options by any person or persons, including any person or persons owning (beneficially or of record) or offering to acquire a specified number or percentage of the outstanding shares of any class or series, or any transferee or transferees of any such person or persons, or that invalidate or void such rights or options held by any such person or persons or any such transferee or transferees.
FIFTH:   The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
(a)   The directors shall be divided into three (3) classes hereby designated Class I, Class II and Class III. The Board may assign members of the Board already in office to such classes at the time such classification becomes effective. The term of office of the initial Class I directors shall expire at the first annual meeting of the stockholders to be held following the effectiveness of this Amended and Restated Certificate of Incorporation (the “Effective Time”), the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the Effective Time, and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the Effective Time. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the Effective Time, each of the successors elected to replace the directors of a Class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified or until his or her earlier death, resignation, or removal.
(b)   Election of directors need not be by ballot unless the by-laws of the Corporation so provide.
(c)   The Board shall have the power, without the assent or vote of the stockholders, to make, alter, amend, change, add to or repeal the bylaws of the Corporation.
(d)   No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity in which one or more of the directors are directors or officers, or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or her votes are counted for such purpose, if:
(i)   The fact of such relationship or interest is disclosed or known to the Board of Directors, or a duly empowered committee thereof, which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for such purpose without counting the vote or votes of such interested director or directors; or
(ii)   The fact of such relationship or interest is disclosed or known to the stockholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or
(iii)   The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, committee or the stockholders.
(e)   Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies a contract or transaction described in paragraph (g) of this Article FIFTH.
(f)   A director of the Corporation may transact business, borrow, lend, or otherwise deal or contract with the Corporation to the fullest extent and subject only to the limitations and provisions of the laws of the State of Delaware and the laws of the United States.
(g)   The Board of Directors in its discretion may (but shall not be required to) submit any contract or act for approval or ratification at any annual meeting of the stockholders or at any meeting of the stockholders called for the purpose of considering any such act or contract, and any contract or act that shall be approved or be ratified by the vote of the holders of a majority of the stock of the Corporation which is represented in person or by proxy at such meeting and entitled to vote thereat (provided that a lawful quorum of stockholders be there represented in person or by proxy) shall be as valid and binding upon the Corporation and upon all the stockholders as though it had been approved or ratified by every stockholder of the Corporation, whether or not the contract or act would otherwise be open to legal attack because of directors’ interests, or for any other reason.
(h)   In addition to the powers and authorities hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation; subject, nevertheless, to the provisions of the statutes of Delaware, of this Amended and Restated Certificate of Incorporation, and to any by-laws from time to time made by the stockholders; provided, however, that no by-law so made shall invalidate any prior act of the directors which would have been valid if such by-law had not been made.
SIXTH:   No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may hereafter be amended. No amendment, modification or repeal of this Article SIXTH shall adversely affect any right or protection of a director or officer that exists at the time of such amendment, modification or repeal.
SEVENTH:   The Corporation, to the fullest extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including, without limitation, attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Corporation as authorized hereby. Any repeal or modification of this Article SEVENTH by the stockholders of the Corporation or any repeal or modification of the relevant provisions of the DGCL shall not adversely affect any right or protection of a person or entity entitled to indemnification hereunder with respect to events occurring prior to the time of such repeal or modification. For purposes of this Article SEVENTH, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees, fiduciaries and agents, so that any person or entity who is or was a director, officer, employee, fiduciary or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this SEVENTH with respect to the resulting or surviving corporation as he, she or it would have with respect to such constituent corporation if its separate existence had continued. The rights to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article SEVENTH shall not be exclusive of any other right which any person or entity may have or hereafter acquire under any statute, provision of this Amended and Restated Certificate of Incorporation, by-law, agreement, vote of stockholders or disinterested directors or otherwise.
EIGHTH:   Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.
NINTH:   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware or this Amended and Restated Certificate of Incorporation, as amended, or the bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.
TENTH:   Except to the extent expressly set forth in Articles SIXTH and SEVENTH, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.
[Signature to Follow]

IN WITNESS WHEREOF, the undersigned has executed this Amended and Restated Certificate of Incorporation this [ ] day of [      ], 202[ ].

Name:
Title:	Chief Executive Officer

ANNEX D
BYLAWS
OF
SCANTECH AI SYSTEMS INC.
(a Delaware corporation)
, 2023
These Bylaws (the “Bylaws”) of ScanTech AI Systems Inc., a Delaware corporation, the “Corporation”), are hereby adopted as of            , 2023.
ARTICLE 1
OFFICES
SECTION 1.1.   Principal Office.   The principal offices of the Corporation shall be in such location as the Board of Directors of the Corporation (the “Board of Directors” or the “Board”) may determine.
SECTION 1.2.   Other Offices.   The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the Corporation may require.
ARTICLE 2
MEETINGS OF STOCKHOLDERS
SECTION 2.1.   Place of Meeting; Chairman.   All meetings of stockholders shall be held at such place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting. The Chairman of the Board of the Corporation (the “Chairman of the Board”) or any other person specifically designated by the Board of Directors shall act as the Chairman for any meeting of stockholders of the Corporation. The Chairman of the Board (or his or her designee) shall have full authority to control the process of any stockholder or Board of Directors meeting, including, without limitation, determining whether any proposals or nominations were properly brought before such meeting, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the Chairman of the Board (or his or her designee) shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot.
SECTION 2.2.   Annual Meetings.   The annual meeting of stockholders of the Corporation shall be held at such date and time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, subject to any postponement in the Board of Directors’ sole discretion, upon notice of such postponement given in any manner deeded reasonable by the Board of Directors. The Chairman of the Board, in its sole discretion, may also postpone the annual meeting upon notice of such postponement given in any manner deeded reasonable by the Chairman of the Board.
SECTION 2.3.   Special Meetings.   Special meetings of the stockholders of the Corporation, for any purpose or purposes, unless otherwise proscribed by the Delaware General Corporation Law (as in effect on the date hereof, and as may hereafter be amended, supplemented or revised, the “DGCL”) or by the Certificate of Incorporation of the Corporation (as amended from time to time, the “Certificate of Incorporation”), may be called exclusively by: (i) the Chairman of the Board, the Chief Executive Officer, President or other executive officer of the Corporation, (ii) an action of the Board of Directors or (iii) the request in writing of the stockholders of record, and only of record, owning not less than sixty-six and two- thirds percent (66 2∕3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. The officers or directors shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.
SECTION 2.4.   Notice of Meeting.   Written notice of the annual and each special meeting of stockholders of the Corporation, stating the time, place and purpose or purposes thereof, shall be given to each stockholder entitled to vote thereat, not less than ten (10) nor more than sixty (60) days before the meeting and shall be signed by the Chairman of the Board, the President or the Secretary of the Corporation (the “Secretary”). The Board of Directors may postpone a special meeting in its sole discretion in any manner it deems reasonable.
SECTION 2.5.   Business Conducted at Meetings.
Section 2.5.1   At any meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be: (a) specified in the notice of meeting (or any supplement thereto provided within the notice period specified in Section 2.4) given by or at the direction of the Chairman of the Board, the President or the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a stockholder or stockholders of record, and only of record, holding not less than sixty-six and two-thirds percent (66 2∕3%) of the entire capital stock of the Corporation issued and outstanding and entitled to vote in accordance with applicable law, these Bylaws or otherwise. In addition to any other applicable requirements set forth in these Bylaws, the U.S. federal securities laws or otherwise, for business to be properly brought before a meeting called by stockholders representing not less than sixty-six and two-thirds percent (66 2∕3%) of the entire capital stock of the Corporation, such stockholder(s) must have given timely notice thereof in writing to the Secretary. Any special meeting of the Corporation proposed to be called by a stockholder or stockholders in such capacity shall not be required to be held: (i) with respect to any matter, within 12 months after any annual or special meeting of stockholders at which the same matter was included on the agenda, or if the same matter will be included on the agenda at an annual meeting to be held within 90 days after the receipt by the Corporation of such request (the election or removal of directors to be deemed the same matter with respect to all matters involving the election or removal of directors) or (ii) if the purpose of the special meeting is not a lawful purpose or if such request violates applicable law. A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders holding in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board of Directors, in its discretion, may cancel the special meeting. If none of the stockholders who submitted the request for a special meeting appears or sends a qualified representative to present the nominations proposed to be presented or other business proposed to be conducted at the special meeting, the Corporation need not present such nominations or other business for a vote at such meeting.
Section 2.5.2   To be timely, a stockholder’s notice of a proposal to be included at an annual meeting must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days prior to the anniversary of the date on which the Corporation first mailed its proxy materials for the previous year’s annual meeting of stockholders (or a reasonable time before the date on which the Corporation begins to print and mail its proxy materials for the current year if during the prior year the Corporation did not hold an annual meeting or if the date of the annual meeting was changed more than thirty (30) days from the prior year).
Section 2.5.3   A record stockholders’ notice to the Secretary shall set forth in writing as to each matter the stockholder(s) propose to bring before the meeting: (a) a detailed description of the business desired to be brought before the meeting and the reasons for proposing such business, including the complete text of any resolutions, bylaws or certificate of incorporation amendments proposed for consideration (b) the name and address, as they appear on the Corporation’s books, of the stockholders proposing such business, (c) the class and number of shares of the Corporation which are owned directly or indirectly of record and directly or indirectly beneficially owned by the stockholders and each of its affiliates (within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended, or any successor rule thereto (“Rule 144”)), including any shares of the Corporation owned or controlled via derivatives, synthetic securities, hedged positions and other economic and voting mechanisms, (d) any material interest of the stockholders in such proposed business and any agreements or understandings to which such stockholders are a party which relate in any way, directly or indirectly, to the proposed business to be conducted, including a description of all arrangements or understandings between such stockholder and any other person or persons (including their names), (e) a representation as to whether or not such stockholder intends to solicit proxies; (f) a representation as to whether or not such stockholder intends to appear in person or by proxy at the applicable meeting, and (g) such other information regarding the stockholder in his, her or its capacity as a proponent of a stockholder proposal that would be required to be disclosed in a proxy statement or other filing with the United States Securities and Exchange Commission (“SEC”) required to be made in connection with the contested solicitation of proxies pursuant to the SEC’s proxy rules.
Section 2.5.4   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 2.5. The Chairman of the meeting shall, in his or her sole discretion, determine and declare to the meeting whether or not any business was properly brought before the meeting. Any such business not properly brought before the meeting shall not be transacted. Nothing in this Section 2.5 shall affect the right of a stockholder to request inclusion of a proposal in the Corporation’s proxy statement to the extent that such right is provided by an applicable rule of the SEC. Notwithstanding the foregoing, the advance notice provisions of these Bylaws shall apply to all stockholder proposals regardless of whether such proposal is sought to be included in the Corporation’s proxy statement or in a separate proxy statement.
SECTION 2.6.   Nomination of Directors.   Nomination of candidates for election as directors of the Corporation at any meeting of stockholders called for the election of directors, in whole or in part (an “Election Meeting”), must be made by the Board of Directors (or any committee designated by the Board of Directors) or by any stockholder entitled to vote at such Election Meeting. Nominations made by the Board of Directors (or a committee of the Board of Directors) shall be made at a meeting of the Board of Directors (or of the committee designated by the Board of Directors) or by written consent of the directors (or committee members) in lieu of a meeting prior to the date of the Election Meeting. At the request of the Secretary, each proposed nominee nominated by the Board of Directors (or a committee of the Board of Directors) shall provide the Corporation with such information concerning himself or herself as is required, under the rules of the SEC and any applicable securities exchange, to be included in the Corporation’s proxy statement soliciting proxies for his or her election as a director.
2.7.   Proxy Access.
(a)   Subject to the provisions of this Section 2.7, if expressly requested in the relevant Nomination Notice (as defined below), the Corporation shall include in its proxy statement for any annual meeting of stockholders:
(i)   the names of any person or persons nominated for election to the Board of Directors (each, an “Access Nominee”), which shall also be included on the Corporation’s form of proxy and ballot, by any Eligible Stockholder (as defined below) or group of no more than 20 Eligible Stockholders that has (individually and collectively, in the case of a group) satisfied, as determined by the Board of Directors, all applicable conditions and complied with all applicable procedures set forth in this Section 2.7 (such Eligible Stockholder or group of Eligible Stockholders being a “Nominating Stockholder”);
(ii)   disclosure about each Access Nominee and the Nominating Stockholder required under the rules of the SEC or other applicable law to be included in the proxy statement;
(iii)   any statement included by the Nominating Stockholder in the Nomination Notice for inclusion in the proxy statement in support of each Access Nominee’s election to the Board of Directors (subject, without limitation, to Section 2.7(e) (ii)), if such statement does not exceed 500 words and fully complies with Section 14 of the Exchange Act and the rules and regulations thereunder, including Rule 14a-9 (or any successor rule) (the “Supporting Statement”); and
(iv)   any other information that the Board of Directors determines, in their discretion, to include in the proxy statement relating to the nomination of each Access Nominee, including, without limitation, any statement in opposition to the nomination, any information provided pursuant to this Section 2.7 and any solicitation materials or related information with respect to an Access Nominee. For purposes of this Section 2.7, any determination to be made by the Board of Directors may be made by the Board of Directors, a committee of the Board of Directors or any officer of the Corporation designated by the Board of Directors or a committee of the Board of Directors, and any such determination shall be final and binding on the Corporation, any Eligible Stockholder, any Nominating Stockholder, any Access Nominee and any other person (without any further recourse). The presiding officer of any annual meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether an Access Nominee has been nominated in accordance with the requirements of this Section 2.7 and, if not so nominated, shall direct and declare at the meeting that such Access Nominee shall not be considered.
(b)
(i)   The Corporation shall not be required to include in the proxy statement for an annual meeting of stockholders more Access Nominees than that number of directors constituting the greater of (A) one and (B) 25% of the total number of directors of the Corporation on the last day on which a Nomination Notice may be submitted pursuant to this Section 2.7 (rounded down to the nearest whole number) (the “Maximum Number”).
(ii)   The Maximum Number for a particular annual meeting shall be reduced by (A) Access Nominees whom the Board of Directors itself decides to nominate for election at such annual meeting; (B) Access Nominees who cease to satisfy, or Access Nominees of Nominating Stockholders that cease to satisfy, the eligibility requirements in this Section 2.7, as determined by the Board of Directors; (C) Access Nominees whose nomination is withdrawn by the Nominating Stockholder or who become unwilling or unable to serve on the Board of Directors; and (D) the number of incumbent directors who had been Access Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting is being recommended by the Board of Directors.
(iii)   In the event that one or more vacancies for any reason occurs on the Board of Directors after the deadline for submitting a Nomination Notice as set forth in Section 2.7(d) but before the date of the annual meeting, and the Board of Directors resolves to reduce the size of the board, the Maximum Number shall be calculated based on the number of directors in office as so reduced.
(iv)   If the number of Access Nominees pursuant to this Section 2.7 for any annual meeting of stockholders exceeds the Maximum Number because there is more than one Nominating Stockholder, then, promptly upon notice from the Corporation, each Nominating Stockholder will select one Access Nominee for inclusion in the proxy statement until the Maximum Number is reached, going in order of the amount (largest to smallest) of the ownership position as disclosed in each Nominating Stockholder’s Nomination Notice (as amended, as applicable), with the process repeated if the Maximum Number is not reached after each Nominating Stockholder has selected one Access Nominee. If, after the deadline for submitting a Nomination Notice as set forth in Section 2.7(d), a Nominating Stockholder or an Access Nominee ceases to satisfy the eligibility requirements in this Section 2.7, as determined by the Board of Directors, a Nominating Stockholder withdraws its nomination or an Access Nominee becomes unwilling or unable to serve on the Board of Directors, whether before or after the mailing or other distribution of the any proxy statement, then the nomination shall be disregarded, and the Corporation (A) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Access Nominee or any successor or replacement nominee proposed by the Nominating Stockholder or by any other Nominating Stockholder and (B) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that an Access Nominee will not be included as a nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.
(c)
(i)   An “Eligible Stockholder” is a person who has either (A) been a record holder of the shares of common stock used to satisfy the eligibility requirements in this Section 2.7(c) continuously for the three-year period specified in subsection (ii) below or (B) provides to the secretary of the Corporation, within the time period referred to in Section 2.7(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that the Board of Directors determines would be deemed acceptable for purposes of a stockholder proposal under Rule 14a-8(b)(2) under the Exchange Act (or any successor rule).
(ii)   An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 2.7 only if the person or group (in the aggregate) has continuously owned at least the Minimum Number (as defined below) of the Corporation’s shares of common stock throughout the three-year period preceding and including the date of submission of the Nomination Notice, and continues to own at least the Minimum Number through the date of the annual meeting. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer, or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one Eligible Stockholder if such Eligible Stockholder provides together with the Nomination Notice documentation reasonably satisfactory to the Board of Directors that demonstrates that the funds meet the criteria set forth in (A), (B) or (C) of this Section 2.7(c)(ii). In the event of a nomination by a group of Eligible Stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this Section 2.7, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any member of a group of Eligible Stockholders cease to satisfy the eligibility requirements in this Section 2.7, as determined by the Board of Directors, or withdraw from a group of Eligible Stockholders at any time prior to the annual meeting of stockholders, the group of Eligible Stockholders shall only be deemed to own the shares held by the remaining members of the group.
(iii)   The “Minimum Number” of the Corporation’s shares of common stock means 3% of the number of outstanding shares of common stock as of the most recent date for which such amount is given in any filing by the Corporation with the SEC prior to the submission of the Nomination Notice.
(iv)   For purposes of this Section 2.7, an Eligible Stockholder “owns” (as defined below) only those outstanding shares of the Corporation as to which the Eligible Stockholder possesses both:
(1)   the full voting and investment rights pertaining to the shares; and
(2)   the full economic interest in (including the opportunity for profit and risk of loss on) such shares;
provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) purchased or sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) sold short by such Eligible Stockholder, (3) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell or subject to any other obligation to resell to another person, or (4) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, or (y) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates.
An Eligible Stockholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares, provided that the Eligible Stockholder has the power to recall such loaned shares on five business days’ notice and continues to own such shares through the date of the annual meeting. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Whether outstanding shares of the Corporation are “owned” for these purposes shall be determined by the Board of Directors.
(v)   No Eligible Stockholder shall be permitted to be in more than one group constituting a Nominating Stockholder, and if any Eligible Stockholder appears as a member of more than one group, it shall be deemed to be a member only of the group that has the largest ownership position as reflected in the Nomination Notice.
(d)   To nominate an Access Nominee, the Nominating Stockholder must deliver to the secretary at the principal executive offices of the Corporation not less than 120 days or more than 150 days before the one-year anniversary of the date on which the Corporation first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting of stockholders, all of the following information and documents (collectively, the “Nomination Notice”); provided, however, that if the date of the annual meeting is advanced more than 30 days before or delayed by more than 30 days after such anniversary date, the Nomination Notice shall be given in the manner provided herein not earlier than (x) the 150th day before the scheduled date of the annual meeting and not later than (y) the later of the close of business on the 120th day before the scheduled date of the annual meeting or the 10th day following the date on which the public announcement of the scheduled date of the annual meeting is first made:
(i)   a Schedule 14N (or any successor form) relating to each Access Nominee, completed and filed with the SEC by the Nominating Stockholder, in accordance with SEC rules;
(ii)   a written notice, in a form deemed satisfactory by the Board of Directors, of the nomination of each Access Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):
(1)   the information required with respect to the nomination of directors by a stockholder pursuant to Section 2.5;
(2)   the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(3)   a representation and warranty that the Nominating Stockholder acquired the securities of the Corporation in the ordinary course of business and did not acquire, and is not holding, any securities of the Corporation for the purpose or with the effect of influencing control or changing control of the Corporation;
(4)   a representation and warranty that each Access Nominee’s candidacy or, if elected, Board of Directors membership would not violate applicable state or federal law or the rules of any stock exchange on which the Corporation’s securities are traded;
(5)   a representation and warranty that such Access Nominee:
(A)   does not have any direct or indirect relationship with the Corporation that would cause the Access Nominee not to qualify as independent under the rules of the primary stock exchange on which the Corporation’s shares of common stock are traded or as a non-employee director under Rule 16b-3 (or any successor rule) under the Exchange Act;
(B)   is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933 or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of such Access Nominee; and
(C)   is not a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) and has not been convicted in a criminal proceeding within the past 10 years;
(6)   a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 2.7(c) and has provided evidence of ownership to the extent required by Section 2.7(c)(i);
(7)   a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 2.7(c) through the date of the annual meeting;
(8)   a representation and warranty that the Nominating Stockholder will not engage in or aid or abet a “solicitation” within the meaning of Rule 14a-1(l) under the Exchange Act (without reference to the exception in Section 14a-1(l) (2)(iv) of the Exchange Act) (or any successor rules) with respect to the annual meeting, other than with respect to an Access Nominee or any nominee of the Board of Directors;
(9)   a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of an Access Nominee at the annual meeting;
(10)   if desired, a Supporting Statement; and
(11)   in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;
(iii)   an executed agreement, in a form deemed satisfactory by the Board of Directors, pursuant to which the Nominating Stockholder (including each group member) agrees:
(1)   to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;
(2)   to file with the SEC any written solicitation or other communication with the Corporation’s stockholders relating to one or more of the Corporation’s directors or director nominees or any Access Nominee, regardless of whether any such filing is required under rule or regulation or whether any exemption from filing is available for such materials under any rule or regulation;
(3)   to assume all liability (which shall be joint and several with respect to other group members if any) stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder or any of its Access Nominees (or those in active concert or participation with either) with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Nomination Notice;
(4)   to indemnify and hold harmless (which obligation shall be joint and several with respect to other group members if any) the Corporation and each of its current and former directors, officers, employees, agents and affiliates individually against any liability, loss, damages, expenses or other costs (including attorneys’ fees) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its current and former directors, officers, employees, agents and affiliates arising out of or relating to a failure or alleged failure of the Nominating Stockholder or any of its Access Nominees to comply with, or any breach or alleged breach of, its or their obligations, agreements or representations under this Section 2.7; and
(5)   if any information included in the Nomination Notice or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or that the Nominating Stockholder (including any group member) has failed to continue to satisfy the eligibility requirements described in Section 2.7(c), to promptly (and in any event within 48 hours of discovering such misstatement, omission or failure) notify the secretary of the Corporation and any other recipient of such communication of (i) the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission or (ii) such failure; and
(iv)   an executed agreement, in a form deemed satisfactory by the Board of Directors, by each Access Nominee:
(1)   to provide to the Corporation the information required with respect to the nomination of directors pursuant to Section 2.5 (which shall be provided within the period set forth in this Section 2.7(d) notwithstanding anything to the contrary set forth in Section 2.5);
(2)   to provide to the Corporation such other information and certifications as the Corporation may reasonably request; and
(3)   at the reasonable request of the Nominating and Governance Committee (or any successor committee or other committee with similar responsibilities), to meet with such committee to discuss matters relating to the nomination of such Access Nominee to the Board of Directors, including the information provided by such Access Nominee to the Corporation in connection with his or her nomination and such Access Nominee’s eligibility to serve as a member of the Board of Directors.
The information and documents required by this Section 2.7(d) to be provided by the Nominating Stockholder shall be (i) provided with respect to and executed by each group member, in the case of information applicable to group members; and (ii) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) in the case of a Nominating Stockholder or group member that is an entity. The Nomination Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 2.7(d) (other than such information and documents contemplated to be provided after the date the Nomination Notice is provided) have been delivered to or, if sent by mail, received by the secretary of the Corporation.
(e)
(i)   Notwithstanding anything to the contrary contained in this Section 2.7, the Corporation may omit from its proxy statement any Access Nominee and any information concerning such Access Nominee (including a Nominating Stockholder’s Supporting Statement) if:
(1)   the Corporation receives a notice pursuant to Section 2.5 that a stockholder intends to nominate a candidate for director at the annual meeting, whether or not such notice is subsequently withdrawn or made the subject of a settlement with the Corporation;
(2)   the Nominating Stockholder or the designated lead group member, as applicable, or any Qualified Representative (as defined below) thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 2.7, the Nominating Stockholder withdraws its nomination or the presiding officer of the annual meeting declares that such nomination was not made in accordance with the procedures prescribed by this Section 2.7 and shall therefore be disregarded;
(3)   the Board of Directors determines that such Access Nominee’s nomination or election to the Board of Directors would result in the Corporation violating or failing to be in compliance with the Certificate of Incorporation of this Corporation, these Bylaws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of the primary stock exchange on which the Corporation’s shares of common stock are traded;
(4)   such Access Nominee was nominated for election to the Board of Directors pursuant to this Section 2.7 at one of the Corporation’s two preceding annual meetings of stockholders and either withdrew, became ineligible or received a vote of less than 25% of the shares of common stock entitled to vote for such Access Nominee; or
(5)   the Corporation is notified, or the Board of Directors determines, that the Nominating Stockholder has failed to continue to satisfy the eligibility requirements described in Section 2.7(c), any of the representations and warranties made in the Nomination Notice ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), such Access Nominee becomes unwilling or unable to serve on the Board of Directors, or any material violation or breach occurs of the obligations, agreements, representations or warranties of the Nominating Stockholder or such Access Nominee under this Section 2.7.
To be considered a “Qualified Representative” of a stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by the stockholder to act for the stockholder as proxy at the annual meeting of stockholders, and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual meeting of stockholders.
(ii)   Notwithstanding anything to the contrary contained in this Section 2.7, the Corporation may omit from its proxy statement, or may supplement or correct, any information, including all or any portion of the Supporting Statement or any other statement in support of an Access Nominee included in the Nomination Notice, if the Board of Directors determines that:
(1)   such information is not true in all material respects or omits a material statement necessary to make the statements made not misleading;

(2)   such information directly or indirectly impugns the character, integrity or personal reputation of, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation, with respect to, any person; or
(3)   the inclusion of such information in the proxy statement would otherwise violate the SEC proxy rules or any other applicable law, rule, regulation, or listing standard.
The Corporation may solicit against, and include in the proxy statement its own statement relating to, any Access Nominee.
(f)   This Section 2.7 provides the exclusive method for a stockholder to include nominees for election to the Board of Directors in the Corporation’s proxy materials, other than with respect to Rule-14a-19 to the extent applicable with respect to form of proxies.
Section 2.6.3   To be eligible to be a director nominee nominated by a stockholder or stockholders for election or reelection as a director of the Corporation, such nominee must deliver (in accordance with the time periods prescribed for delivery of notice under Section 2.6.2 of these Bylaws) to the Secretary at the principal executive offices of the Corporation a written questionnaire (the “Questionnaire”) with respect to the background, qualification and experience of such person and the background of any other person or entity on whose behalf the nomination is being made (which Questionnaire shall be in the form approved by the Corporation and provided by the Secretary or such Secretary’s designee) and a written representation and agreement that such person: (a) will abide by the requirements of these Bylaws and the Certificate of Incorporation as in effect at the time of their nomination and as validly amended, (b) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (c) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (d) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation. If, prior to the Election Meeting, there is a change in any information set forth on the Questionnaire, then such director candidate shall promptly notify the Secretary by submitting a revised Questionnaire.
Section 2.6.4   In the event that a person is validly designated by the Board of Directors (or committee designated by the Board of Directors) as a nominee in accordance with this Section 2.6 and shall thereafter become unable or willing to stand for election to the Board of Directors, the Board of Directors (or committee designated by the Board of Directors) may designate a substitute nominee who meets all applicable standards under these Bylaws and any vote cast by a stockholder for the original designee may be cast instead, at the discretion of the stockholder’s proxy, if any, for the substitute designee.
Section 2.6.5   If the Chairman of the Election Meeting determines that a nomination was not made in accordance with the foregoing procedures, such nomination shall be void.
SECTION 2.7.   Quorum; Adjournment.
Section 2.7.1   The holders of a majority of the shares of capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy (provided the proxy has authority to vote on at least one matter at such meeting), shall constitute a quorum at any meeting of stockholders for the transaction of business, except when stockholders are required to vote by class, in which event a majority of the issued and outstanding shares of the appropriate class shall be present in person or by proxy (provided the proxy has authority to vote on at least one matter at such meeting) in order to constitute a quorum as to such class vote, and except as otherwise provided by the DGCL or by the Certificate of Incorporation. The stockholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough stockholders to have less than a quorum if any action taken (other than adjournment) is approved by at least a majority of the shares required to constitute a quorum.
Section 2.7.2   Notwithstanding any other provision these Bylaws, at any annual or special meeting of stockholders of the Corporation, whether or not a quorum is present, the Chairman of the Board or the person presiding as Chairman of the meeting shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, whether or not a quorum shall be present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with Section 2.4 of these Bylaws. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.
SECTION 2.8.   Voting; Proxies.
Section 2.8.1   Except as provided for below or by applicable law, rule or regulation, when a quorum is present at any meeting of the stockholders, any action by the stockholders on a matter except the election of directors shall be approved if approved by the majority of the votes cast. Each nominee for director shall be elected by a plurality of the votes cast, including in a Contested Election. For purposes of these Bylaws, a “Contested Election” means an election of directors with respect to which, as of five days prior to the date the Corporation first mails the notice of meeting for such meeting to stockholders, there are more nominees for election than positions on the Board of Directors to be filled by election at the meeting. In determining the number of votes cast in a Contested Election, abstentions and broker non-votes, if any, will not be treated as votes cast. The provisions of this paragraph will govern with respect to all votes of stockholders except as otherwise provided for in the Certificate of Incorporation or by a specific statutory provision superseding the provisions of these Bylaws.
Section 2.8.2   Every stockholder having the right to vote shall be entitled to vote in person, or by proxy: (a) appointed by an instrument in writing subscribed by such stockholder or by his or her duly authorized attorney or (b) authorized by the transmission of an electronic record by the stockholder to the person who will be the holder of the proxy or to a firm which solicits proxies or like agent who is authorized by the person who will be the holder of the proxy to receive the transmission subject to any procedures the Board of Directors may adopt from time to time to determine that the electronic record is authorized by the stockholder; provided, however, that no such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. If such instrument or record shall designate two (2) or more persons to act as proxies, unless such instrument shall provide the contrary, a majority of such persons present at any meeting at which their powers thereunder are to be exercised shall have and may exercise all the powers of voting thereby conferred, or if only one (1) be present, then such powers may be exercised by that one (1). Unless required by the DGCL or determined by the Chairman of the meeting to be advisable, the vote on any matter need not be by written ballot. No stockholder shall have cumulative voting rights.
SECTION 2.9.   Consent of Stockholders.   Unless otherwise provided by the Certificate of Incorporation, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly held meeting of stockholders of the corporation at which a quorum is present or represented and may not be effected by any consent in writing by such stockholders.

SECTION 2.10.   Voting of Stock of Certain Holders.   Shares standing in the name of another entity, domestic or foreign, may be voted by such officer, agent or proxy as the governing documents of such entity may prescribe, or in the absence of such provision, as the Board of Directors or governing body of such entity may determine. Shares standing in the name of a deceased person may be voted by the executor or administrator of such deceased person, either in person or by proxy. Shares standing in the name of a guardian, conservator or trustee may be voted by such fiduciary, either in person or by proxy, but no such fiduciary shall be entitled to vote shares held in such fiduciary capacity without a transfer of such shares into the name of such fiduciary. Shares outstanding in the name of a receiver may be voted by such receiver. A stockholder whose shares are pledged shall be entitled to vote such shares, unless in the transfer by the pledgor on the books of the Corporation, he or she has expressly empowered the pledgee to vote thereon, in which case only the pledgee, or his or her proxy, may represent the stock and vote thereon.
SECTION 2.11.   Treasury Stock.   The Corporation shall not vote, directly or indirectly, shares of its own stock owned by it; and such shares shall not be counted in determining the total number of outstanding shares.
SECTION 2.12.   Fixing Record Date.   The Board of Directors may fix in advance a date for any meeting of stockholders (which date shall not be more than sixty (60) nor less than ten (10) days preceding the date of any such meeting of stockholders), a date for payment of any dividend or distribution, a date for the allotment of rights, or a date when any change or conversion or exchange of capital stock shall go into effect (which date shall not precede or be more than ten (10) days after the date the resolution setting such record date is adopted by the Board of Directors), in each case as a record date (the “Record Date”) for the determination of the stockholders entitled to notice of, and to vote at, any such meeting and any adjournment thereof, to receive payment of any such dividend or distribution, to receive any such allotment of rights, to exercise the rights in respect of any such change, or conversion or exchange of capital stock, as the case may be. In any such case such stockholders and only such stockholders as shall be stockholders of record on the Record Date shall be entitled to such notice of and to vote at any such meeting and any adjournment thereof, to receive payment of such dividend or distribution, to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any such Record Date.
ARTICLE 3
BOARD OF DIRECTORS
SECTION 3.1.   Powers.   The business and affairs of the Corporation shall be managed by its Board of Directors, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. Subject to compliance with the provisions of the DGCL, the powers of the Board of Directors shall include the power to make a liquidating distribution of the assets, and wind up the affairs of, the Corporation.
SECTION 3.2.   Number and Qualifications.   The number of directors which shall constitute the whole Board of Directors shall be not less than one (1) and not more than seven (7). Within the limits above specified, the number of the directors of the Corporation shall be determined solely in the discretion of the Board of Directors. Directors need not be residents of Delaware or stockholders of the Corporation.
SECTION 3.3.   Vacancies, Additional Directors; Removal from Office.   If any vacancy occurs in the Board of Directors caused by death, resignation, retirement, disqualification, removal from office or otherwise, or if any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office, though less than a quorum, or a sole remaining director, may choose a successor or fill the newly created directorship. Subject to this Section 3.3, any director so chosen shall hold office for the unexpired term of his or her predecessor in his or her office and until his or her successor shall be elected and qualified, unless sooner displaced. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Except as prohibited by applicable law or the Certificate of Incorporation, any or all directors may be removed from office at any time, but only for cause and only by the affirmative vote of not less than two thirds (2/3) of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
SECTION 3.4.   Resignation.   Any director may resign or voluntarily retire upon giving written notice to the Chairman of the Board or the Board of Directors. Such retirement or resignation shall be effective upon the giving of the notice, unless the notice specifies a later time for its effectiveness. If such retirement or resignation is effective at a future time, the Board of Directors may elect a successor to take office when the retirement or resignation becomes effective.
SECTION 3.5.   Regular Meetings.   A regular meeting of the Board of Directors shall be held each year, without notice other than this Bylaw provision, at the place of, and immediately prior to or following, the annual meeting of stockholders; and other regular meetings of the Board of Directors shall be held during each year, at such time and place as the Board of Directors may from time to time provide by resolution, either within or without the State of Delaware, without other notice than such resolution.
SECTION 3.6.   Special Meeting.   A special meeting of the Board of Directors may be called by the Chairman of the Board or by the President and shall be called by the Secretary on the written request of any two (2) directors. The Chairman of the Board or President so calling, or the directors so requesting, any such meeting shall fix the time and any place, either within or without the State of Delaware, as the place for holding such meeting.
SECTION 3.7.   Notice of Special Meeting.   Written notice (including via email) of special meetings of the Board of Directors shall be given to each director at least twenty-four (24) hours prior to the time of a special meeting. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting solely for the purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting, except that notice shall be given with respect to any matter when notice is required by the DGCL.
SECTION 3.8.   Quorum.   A majority of the Board of Directors then serving shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, and the act of a majority of the directors present at any meeting at which there is quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the DGCL, by the Certificate of Incorporation or by these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting, without notice other than announcement at the meeting, until a quorum shall be present. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any action taken is approved of by at least a majority of the required quorum for that meeting.
SECTION 3.9.   Action Without Meeting.   Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof as provided in Article 4 of these Bylaws, may be taken without a meeting, if a written consent thereto is signed by all of the members of the Board of Directors or of such committee, as the case may be. Evidence of any consent to action under this Section 3.9 may be provided in writing, including electronically via email or facsimile.
SECTION 3.10.   Meeting by Conference Telephone or Other Communications Equipment.   Any action required or permitted to be taken by the Board of Directors or any committee thereof may be taken by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this Section 3.10 shall constitute presence in person at the meeting.
SECTION 3.11.   Compensation.   Directors, as such, may receive reasonable compensation for their services, which shall be set by the Board of Directors, and expenses of attendance at each regular or special meeting of the Board of Directors; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving additional compensation therefor. Members of special or standing committees may be allowed like compensation for their services on committees.
SECTION 3.12.   Rights of Inspection.   Every director shall have the absolute right at any reasonable time to inspect and copy all books, records and documents of every kind and to inspect the physical properties of the Corporation and also of its subsidiary corporations, domestic or foreign. Such inspection by a director may be made in person or by agent or attorney and includes the right to copy and obtain extracts.
ARTICLE 4
COMMITTEES OF DIRECTORS
SECTION 4.1.   Generally.   The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, designate one or more additional special or standing committees, each such additional committee to consist of one or more of the directors of the Corporation. Each such committee shall have and may exercise such of the powers of the Board of Directors in the management of the business and affairs of the Corporation as may be provided in such resolution, except as delegated by these Bylaws or by the Board of Directors to another standing or special committee or as may be prohibited by law. Following the creation of any committee, the Board of Directors may, by resolution passed by a majority of the whole Board of Directors, disband such committee.
SECTION 4.2.   Committee Operations.   A majority of a committee shall constitute a quorum for the transaction of any committee business. Such committee or committees shall have such name or names and such limitations of authority as provided in these Bylaws or as may be determined from time to time by resolution adopted by the Board of Directors. The Corporation shall pay all expenses of committee operations. The Board of Directors may designate one or more appropriate directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of any members of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another appropriate member of the Board of Directors to act at the meeting in the place of any absent or disqualified member.
SECTION 4.3.   Minutes.   Each committee of directors shall keep regular minutes of its proceedings and report the same to the Board of Directors when required. The Corporation’s Secretary, any Assistant Secretary or any other designated person shall (a) serve as the Secretary of the special or standing committees of the Board of Directors of the Corporation, (b) keep regular minutes of standing or special committee proceedings, (c) make available to the Board of Directors, as required, copies of all resolutions adopted or minutes or reports of other actions recommended or taken by any such standing or special committee and (d) otherwise as requested keep the members of the Board of Directors apprised of the actions taken by such standing or special committees.
ARTICLE 5
NOTICE
SECTION 5.1.   Methods of Giving Notice.
SECTION 5.1.1.   Notice to Directors or Committee Members.   Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any director or member of any committee of the Board of Directors, personal notice is not required but such notice may be: (a) given in writing and mailed to such director or committee member or (b) sent by electronic transmission (including via e-mail) to such director or committee member. If mailed, notice to a director or member of a committee of the Board of Directors shall be deemed to be given when deposited in the United States mail first class, or by overnight courier, in a sealed envelope, with postage thereon prepaid, addressed, to such person at his or her business address. If sent by electronic transmission, notice to a director or member of a committee of the Board of Directors shall be deemed to be given if by (i) facsimile transmission, when receipt of the fax is confirmed electronically, (ii) electronic mail, when delivered to an electronic mail address of the director or member, (iii) a posting on an electronic network together with a separate notice to the director or member of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when delivered to the director or member.
SECTION 5.1.2.   Notices to Stockholders.   Whenever under the provisions of the DGCL, the Certificate of Incorporation or these Bylaws, notice is required to be given to any stockholder, personal notice is not required but such notice may be given: (a) in writing and mailed to such stockholder,(b) by a form of electronic transmission consented to by the stockholder to whom the notice is given or (c) as otherwise permitted by the SEC. If mailed, notice to a stockholder shall be deemed to be given when deposited in the United States mail in a sealed envelope, with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the records of the Corporation. If sent by electronic transmission, notice to a stockholder shall be deemed to be given if by (i) facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (ii) electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (iii) a posting on an electronic network together with a separate notice to the stockholder of the specific posting, upon the later of (1) such posting and (2) the giving of the separate notice (which notice may be given in any of the manners provided above), or (iv) any other form of electronic transmission, when directed to the stockholder.
SECTION 5.2.   Written Waiver.   Whenever any notice is required to be given by the DGCL, the Certificate of Incorporation or these Bylaws, a waiver thereof in a signed writing or sent by the transmission of an electronic record attributed to the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.
ARTICLE 6
OFFICERS
SECTION 6.1.   Officers.   The officers of the Corporation shall include the Chairman of the Board, the President, the Treasurer and the Secretary. The officers of the Corporation may include such other officers and agents (including interim officers) with such titles as the Board of Directors may prescribe, including, without limitation, one or more Vice Presidents (any one or more of which may be designated Senior Executive Vice President, Executive Vice President, Senior Vice President), Assistant Vice Presidents, Assistant Secretaries and Assistant Treasurers. All officers of the Corporation shall hold their offices for such terms and shall exercise such powers and perform such duties as prescribed by these Bylaws, the Board of Directors or, if authorized by the Board of Directors, the President, as applicable. Any two or more offices may be held by the same person. The Chairman of the Board shall be elected from among the directors. No officer need be a director or a stockholder of the Corporation. The Board of Directors may delegate to any officer of the Corporation the power to appoint other officers and to prescribe their respective duties and powers.
SECTION 6.2.   Election and Term of Office.   The Chairman of the Board, President, Treasurer and Secretary shall be elected only by, and shall serve only at the pleasure of, the Board of Directors. All other officers of the Corporation may be appointed as the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer) deem necessary and elect or appoint. Each officer shall hold office until his or her successor shall have been chosen and shall have qualified or until his or her death or the effective date of his or her resignation or removal, or until he or she shall cease to be a director in the case of the Chairman of the Board.
SECTION 6.3.   Removal and Resignation.   Any officer or agent may be removed, either with or without cause, by the affirmative vote of a majority of the Board of Directors (or, upon express delegation from the Board of Directors, any executive officer), but such right of removal and any purported removal shall be without prejudice to the contractual rights, if any, of the person so removed.

Any executive officer or other officer or agent may resign at any time by giving written notice to the Corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.
SECTION 6.4.   Vacancies.   Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors for the unexpired portion of the term.
SECTION 6.5.   Compensation.   The compensation of the officers shall be determined by the Board of Directors or a designated committee thereof (and in the case of officers other than the President or Chief Executive Officer (if such office is filled), with the consultation of the President and Chief Executive Officer). No officer who is also a director shall be prevented from receiving such compensation by reason of his or her also being a director.
SECTION 6.6.   Chairman of the Board.   The Chairman of the Board (who may also be designated in the discretion of the Board of Directors as Executive Chairman), shall preside at all meetings of the Board of Directors and of the stockholders of the Corporation. In the Chairman of the Board’s absence, such duties shall be attended to by any vice chairman of the Board of Directors, or if there is no vice chairman, or such vice chairman is absent, then by the President. The Chairman of the Board (or Executive Chairman, as the case may be) shall formulate and submit to the Board of Directors matters of general policy for the Corporation and shall perform such other duties as usually appertain to the office or as may be prescribed by the Board of Directors. The Chairman of the Board may sign with the President or any other officer of the Corporation thereunto authorized by the Board of Directors certificates for shares of the Corporation, the issuance of which shall have been authorized by resolution of the Board of Directors, and any deeds, bonds, mortgages, agreements, contracts, checks, notes, drafts or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof has been expressly delegated or reserved by these Bylaws or by the Board of Directors to some other officer or agent of the Corporation, or shall be required by law to be otherwise executed.
SECTION 6.8.   Chief Executive Officer.   The Chief Executive Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief executive officer and such duties as may be prescribed by the Board of Directors.
SECTION 6.9.   Chief Financial Officer.   The Chief Financial Officer, if such office shall be filled, shall, in general, perform such duties as usually pertain to the position of chief financial officer and such duties as may be prescribed by the Board of Directors or the President.
SECTION 6.10.   Secretary.   The Secretary shall (a) keep the minutes of the meetings of the stockholders, the Board of Directors and committees of directors; (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law; (c) be custodian of the corporate records and of the seal of the Corporation, and see that the seal of the Corporation or a facsimile thereof is affixed to all certificates for shares prior to the issuance thereof and to all documents, the execution of which on behalf of the Corporation under its seal is duly authorized in accordance with the provisions of these Bylaws; (d) keep or cause to be kept a register of the post office address of each stockholder which shall be furnished by such stockholder; (e) have general charge of other stock transfer books of the Corporation; and (f) in general, perform all duties normally incident to the office of the Secretary and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors.
SECTION 6.11.   Treasurer.   The Treasurer shall (to the extent the Board of Directors has not assigned these or similar duties to the Chief Financial Officer) (a) have charge and custody of and be responsible for all funds and securities of the Corporation; receive and give receipts for monies due and payable to the Corporation from any source whatsoever and deposit all such moneys in the name of the Corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Section 7.3 of these Bylaws; (b) prepare, or cause to be prepared, for submission at each regular meeting of the Board of Directors, at each annual meeting of stockholders, and at such other times as may be required by the Board of Directors, the Chairman of the Board or the President, a statement of financial condition of the Corporation in such detail as may be required; and (c) in general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the President or the Board of Directors. If required by the Board of Directors, the Treasurer shall give a bond for the faithful discharge of his or her duties in such sum and with such surety or sureties as the Board of Directors shall determine.
ARTICLE 7
EXECUTION OF CORPORATE INSTRUMENTS
AND VOTING OF SECURITIES OWNED BY THE CORPORATION
SECTION 7.1.   Contracts.   The Board of Directors may authorize any officer, officers, agent or agents to enter into any contract or execute and deliver an instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.
SECTION 7.2.   Checks, etc.   All checks, demands, drafts or other orders for the payment of money, and notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers or such agent or agents of the Corporation, and in such manner, as shall be determined by the Board of Directors.
SECTION 7.3.   Deposits.   All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Chairman of the Board, the President, the Chief Executive Officer, the Treasurer or the Secretary may be empowered by the Board of Directors to select or as the Board of Directors may select.
SECTION 7.4.   Voting of Securities Owned by Corporation.   All stock and other securities of any other corporation owned or held by the Corporation for itself, or for other parties in any capacity, and all proxies with respect thereto shall be executed by the person authorized to do so by resolution of the Board of Directors or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President.
ARTICLE 8
SHARES OF STOCK
SECTION 8.1.   Issuance.   Each stockholder of the Corporation shall be entitled to a certificate or certificates showing the number of shares of stock registered in his or her name on the books of the Corporation. The certificates shall be in such form as may be determined by the Board of Directors, shall be issued in numerical order and shall be entered in the books of the Corporation as they are issued. They shall exhibit the holder’s name and the number of shares and shall be signed by the President and the Secretary or two of such other officers as may from time to time be authorized by resolution of the Board of Directors. Any or all the signatures on the certificate may be a facsimile. In case any officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the Corporation with the same effect as if such officer had not ceased to be such officer at the date of its issue. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designation, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights shall be set forth in full or summarized on the face or back of the certificate which the Corporation shall issue to represent such class of stock; provided that except as otherwise provided by the DGCL, in lieu of the foregoing requirements there may be set forth on the face or back of the certificate which the Corporation shall issue to represent such class or series of stock, a statement that the Corporation will furnish to each stockholder who so requests the designations, preferences and relative participating, option or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and rights. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in the case of a lost, stolen, destroyed or mutilated certificate a new certificate (or uncertificated shares in lieu of a new certificate) may be issued therefor upon such terms and with such indemnity, if any, to the Corporation as the Board of Directors may prescribe. In addition to the above, all certificates (or uncertificated shares in lieu of a new certificate) evidencing shares of the Corporation’s stock or other securities issued by the Corporation shall contain such legend or legends as may from time to time be required by the DGCL.
SECTION 8.2.   Lost Certificates.   The Board of Directors may direct that a new certificate or certificates (or uncertificated shares in lieu of a new certificate) be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates (or uncertificated shares in lieu of a new certificate), the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or certificates alleged to have been lost, stolen or destroyed, or both.
SECTION 8.3.   Transfers.   In the case of shares of stock represented by a certificate, upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of shares shall be made only on the books of the Corporation by the registered holder thereof, or by his or her attorney thereunto authorized by power of attorney and filed with the Secretary and the Corporation’s transfer agent, if any.
SECTION 8.4.   Registered Stockholders.   The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of the State of Delaware.
SECTION 8.5.   Uncertificated Shares.   The Board of Directors may approve the issuance of uncertificated shares of some or all of the shares of any or all of its classes or series of capital stock.
ARTICLE 9
DIVIDENDS
SECTION 9.1.   Declaration.   Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.
SECTION 9.2.   Reserve.   Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the Corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.
ARTICLE 10
INDEMNIFICATION
SECTION 10.1.   Generally.   The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise (an “Other Entity”), against expenses (including attorneys’ fees and disbursements), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the full extent permitted by law. Persons who are not directors or officers of the Corporation may be similarly indemnified in respect of service to the Corporation or to an Other Entity at the request of the Corporation to the extent the Board at any time specifies that such persons are entitled to the benefits of this Article 10, and the Corporation may enter into agreements with any such person for the purpose of providing for such indemnification.
SECTION 10.2.   Reimbursement and Advances.   The Corporation shall, from time to time, reimburse or advance to any director or officer or other person entitled to indemnification under this Article 10, the funds necessary for payment of expenses (including attorneys’ fees and disbursements) actually and reasonably incurred by such person in defending or testifying in a civil, criminal, administrative or investigative action, suit or proceeding; provided, however, that the Corporation may pay such expenses in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by final judicial decision that such director or officer is not entitled to be indemnified by the Corporation against such expenses as authorized by this Article 10, and the Corporation may enter into agreements with such persons for the purpose of providing for such advances.
SECTION 10.3.   Insurance.   The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of an Other Entity, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article 10 or otherwise.
SECTION 10.4.   Non-Exclusive Rights.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall not be deemed exclusive of any other rights to which a person seeking indemnification or reimbursement or advancement of expenses may have or hereafter be entitled under any statute, the Certificate of Incorporation, these Bylaws, any agreement, any vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.
SECTION 10.5.   Survival.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall continue as to a person who has ceased to be a director or officer (or other person indemnified hereunder) and shall inure to the benefit of the executors, administrators, legatees and distributees of such person.
SECTION 10.6.   Modifications.   The provisions of this Article 10 shall be a contract between the Corporation, on the one hand, and each director and officer who serves in such capacity at any time while this Article 10 is in effect and any other person indemnified hereunder, on the other hand, pursuant to which the Corporation and each such director, officer, or other person intend to be legally bound. No repeal or modification of this Article 10 shall affect any rights or obligations with respect to any state of facts then or theretofore existing or any proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.
SECTION 10.7.   Enforceability.   The rights to indemnification and reimbursement or advancement of expenses provided by, or granted pursuant to, this Article 10 shall be enforceable by any person entitled to such indemnification or reimbursement or advancement of expenses in any court of competent jurisdiction. The burden of proving that such indemnification or reimbursement or advancement of expenses is not appropriate shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that such indemnification or reimbursement or advancement of expenses is proper in the circumstances nor an actual determination by the Corporation (including its Board of Directors, its independent legal counsel and its stockholders) that such person is not entitled to such indemnification or reimbursement or advancement of expenses shall constitute a defense to the action or create a presumption that such person is not so entitled. Such a person shall also be indemnified for any expenses incurred in connection with successfully establishing his or her right to such indemnification or reimbursement or advancement of expenses, in whole or in part, in any such proceeding.
SECTION 10.8.   Persons Covered.   Any director or officer of the Corporation serving in any capacity for (a) another corporation of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation or (b) any employee benefit plan of the Corporation or any corporation referred to in clause (a), shall be deemed to be doing so at the request of the Corporation.
SECTION 10.9.   Applicable Law.   Any person entitled to be indemnified or to reimbursement or advancement of expenses as a matter of right pursuant to this Article 10 may elect to have the right to indemnification or reimbursement or advancement of expenses interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the applicable action, suit or proceeding, to the extent permitted by law, or on the basis of the applicable law in effect at the time such indemnification or reimbursement or advancement of expenses is sought. Such election shall be made, by providing notice in writing to the Corporation, at the time indemnification or reimbursement or advancement of expenses is sought; provided, however, that if no such notice is given, the right to indemnification or reimbursement or advancement of expenses shall be determined by the law in effect at the time indemnification or reimbursement or advancement of expenses is sought.
SECTION 10.10.   Contested Director Indemnification.   Notwithstanding anything to the contrary contained in these Bylaws, a director who was elected in any Contested Election who is not a continuing director shall not be entitled to any indemnification or advancement of expenses unless and until a majority of the continuing directors vote that the indemnification provisions set forth in the Certificate of Incorporation shall apply to such newly elected director.
ARTICLE 11
MISCELLANEOUS
SECTION 11.1.   Books.   The books of the Corporation may be kept within or without the State of Delaware (subject to any provisions contained in the DGCL) at such place or places as may be designated from time to time by the Board of Directors.
SECTION 11.2.   Fiscal Year.   The fiscal year of the Corporation shall end on December 31 of each year unless otherwise determined by resolution of the Board.
SECTION 11.3.   Exclusive Forum.   Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation (other than derivative actions brought to enforce any duty or liability created by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules and regulations promulgated thereunder), (ii) any action asserting a claim of breach of, or based on, a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, or other employee or stockholder of the Corporation arising pursuant to any provision of the DGCL, the Certificate of Incorporation or these Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, but only to the extent permitted by applicable law, the United States District Court for the District of Delaware shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, the Exchange Act, the rules and regulations promulgated thereunder, or any ancillary claims related thereto which are subject to the ancillary jurisdiction of the federal courts.

ARTICLE 12
AMENDMENTS
The stockholders of the Corporation may alter, amend, repeal or the remove any Bylaw only by the affirmative vote of sixty-six and two-thirds percent (66 2∕3%) of the stockholders entitled to vote at a meeting of the stockholders, duly called; provided, however, that no such change to any Bylaw shall alter, modify, waive, abrogate or diminish the Corporation’s obligation to provide the indemnity called for by Article 10 of these Bylaws, the Certificate of Incorporation or applicable law. Subject to the DGCL, the Board of Directors may, by majority vote of those present at any meeting at which a quorum is present, alter, amend or repeal these Bylaws, or enact such other Bylaws as in their judgment may be advisable for the regulation of the conduct of the affairs of the Corporation.
###

The undersigned hereby certifies that the foregoing is a true and correct copy of the Bylaws of the Corporation, as adopted and approved by the Board of Directors of the Corporation effective as of the date first set forth above.
/s/

Name:
Title:   Chief Executive Officer

Annex E
SCANTECH AI SYSTEMS INC.
2023 EQUITY INCENTIVE PLAN
1.
Purpose.   The purposes of this Plan are to:

(a)
attract, retain, and motivate Employees, Directors, and Consultants,

(b)
provide additional incentives to Employees, Directors, and Consultants, and

(c)
promote the success of the Company’s business,

by providing Employees, Directors, and Consultants with opportunities to acquire the Company’s Shares, or to receive monetary payments based on the value of such Shares. Additionally, the Plan is intended to assist in further aligning the interests of the Company’s Employees, Directors, and Consultants to those of its shareholders.
2.
Definitions.   As used herein, the following definitions will apply:

(a)
“Administrator” means a committee of at least one Director of the Company as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.

(b)
“Applicable Laws” means the requirements relating to the administration of equity-based awards or equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c)
“Award” means, individually or collectively, a grant under the Plan of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or Other Stock-Based Awards.

(d)
“Award Agreement” means the written or electronic agreement, consistent with the terms of the Plan, between the Company and the Participant, setting forth the terms, conditions, and restrictions applicable to each Award granted under the Plan.

(e)
“Board” means the Company’s Board of Directors, as constituted from time to time and, where the context so requires, reference to the “Board” may refer to a committee to whom the Board has delegated authority to administer any aspect of this Plan.

(f)
“Cause” shall have the meaning ascribed to such term, or term of similar effect, in any offer letter, employment, consulting, severance, or similar agreement, including any Award Agreement, between the Participant and the Company or any Subsidiary; provided, that in the absence of an offer letter, employment, severance, or similar agreement containing such definition, “Cause” means:

(i)
any willful, material violation by the Participant of any law or regulation applicable to the business of the Company, a Subsidiary, or other affiliate of the Company;

(ii)
the Participant’s conviction for, or guilty plea to, a felony (or crime of similar magnitude under Applicable Laws outside the United States) or a crime involving moral turpitude, or any willful perpetration by the Participant of a common law fraud, act of material dishonesty, embezzlement, or misappropriation or similar conduct against the Company, a Subsidiary, or other affiliate of the Company;

(iii)
the Participant’s commission of an act of personal dishonesty which involves personal profit in connection with the Company, a Subsidiary, other affiliate of the Company, or any other entity having a business relationship with any of the foregoing;

(iv)
any material breach or violation by the Participant of any fiduciary duties or duties of care to the Company or provision of any agreement or understanding between the Company,

a Subsidiary, or other affiliate of the Company and the Participant regarding the terms of the Participant’s service as an Employee, officer, Director, or Consultant to the Company, a Subsidiary, or other affiliate of the Company, including without limitation, the willful and continued failure or refusal of the Participant to perform the material duties required of such Participant as an Employee, officer, Director, or Consultant of the Company, a Subsidiary, or other affiliate of the Company, other than as a result of having a Disability, or a breach of any applicable invention assignment, confidentiality, non-competition, non-solicitation, restrictive covenant, or similar agreement between the Company, a Subsidiary, or other affiliate of the Company and the Participant;
(v)
any willful and continued refusal by the Participant to carry out a reasonable directive of the chief executive officer, the Board or the Participant’s direct supervisor, which involves the business of the Company, a Subsidiary, or other affiliate of the Company and was capable of being lawfully performed;

(vi)
the Participant’s violation of the code of ethics of the Company or any Subsidiary;

(vii)
the Participant’s disregard of the policies of the Company, a Subsidiary, or other affiliate of the Company so as to cause loss, harm, damage, or injury to the property, reputation, or employees of the Company, a Subsidiary, or other affiliate of the Company; or

(viii)
any other misconduct by the Participant that is injurious to the financial condition or business reputation of, or is otherwise injurious to, the Company, a Subsidiary, or other affiliate of the Company;

provided that, in the case of clauses (iv), (v), (vi), (vii), and (viii) above, the Company has given written notice to the Participant of such circumstances and which circumstances, if capable of being cured, has not been cured within thirty (30) days after such notice.
(g)
“Change in Control” means the occurrence of any of the following events:

(i)
any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii)
the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii)
a change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the Effective Date, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv)
the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

Notwithstanding the foregoing, a transaction shall not constitute a Change in Control if its sole purpose is to change the jurisdiction of the Company’s incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company’s securities immediately before such transaction. In addition, if a Change in Control constitutes a payment event with respect to any Award which provides for a deferral of compensation and is subject to Code Section 409A, then notwithstanding anything to the contrary in the Plan or applicable Award Agreement, the transaction with respect to such Award must also constitute a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) to the extent required by Code Section 409A.
(h)
“Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(i)
“Company” means ScanTech AI Systems Inc., a Delaware corporation, or any successor thereto.

(j)
“Consultant” means a consultant or adviser who provides bona fide services to the Company, its Parent, or any Subsidiary as an independent contractor and who qualifies as a consultant or advisor under Instruction A.1.(a)(1) of Form S-8 under the Securities Act.

(k)
“Director” means a member of the Board.

(l)
“Disability” means total and permanent disability as defined in Code Section 22(e)(3), provided that in the case of an Award other than an Incentive Stock Option, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(m)
“Effective Date” shall have the meaning set forth in Section 24.

(n)
“Employee” means any person, including officers and Directors, employed by the Company, its Parent, or any Subsidiary. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(o)
“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p)
“Fair Market Value” means, as of any date, the value of a Share, determined as follows:

(i)
if the Shares are readily tradable on an established securities market, its Fair Market Value will be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on such market for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii)
if the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value will be the mean between the high bid and low asked prices for a Share for the day of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii)
if the Shares are not readily tradable on an established securities market, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time. In addition, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Code Section 409A to the extent necessary for an Award to comply with, or be exempt from, Code Section 409A. The Administrator’s determination shall be conclusive and binding on all persons.
(q)
“Incentive Stock Option” means a Stock Option intended to qualify as an incentive stock option within the meaning of Code Section 422 and the regulations promulgated thereunder.

(r)
“Non-Employee Director” means a Director who is a “non-employee director” within the meaning of Exchange Act Rule 16b-3.

(s)
“Nonqualified Stock Option” means a Stock Option that by its terms, or in operation, does not qualify or is not intended to qualify as an Incentive Stock Option.

(t)
“Other Stock-Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 11.
(u)
“Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Code Section 424(e).

(v)
“Participant” means the holder of an outstanding Award granted under the Plan.

(w)
“Period of Restriction” means the period during which the transfer of Restricted Stock is subject to restrictions and a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of certain performance criteria, or the occurrence of other events as determined by the Administrator.

(x)
“Plan” means this ScanTech AI Systems Inc. 2023 Equity Incentive Plan, as amended and restated.

(y)
“Restricted Stock” means Shares, subject to a Period of Restriction or a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time, granted under Section 9 or issued pursuant to the early exercise of a Stock Option.

(z)
“Restricted Stock Unit” or “RSU” means an unfunded and unsecured promise to deliver Shares, cash, other securities, or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 10.

(aa)
“Service” means service as a Service Provider. In the event of any dispute over whether and when Service has terminated, the Administrator shall have sole discretion to determine whether such termination has occurred and the effective date of such termination.

(bb)
“Service Provider” means an Employee, Director, or Consultant, including any prospective Employee, Director, or Consultant who has accepted an offer of employment or service and will be an Employee, Director, or Consultant after the commencement of their service.

(cc)
“Stock Appreciation Right” or “SAR” means an Award pursuant to Section 8 that is designated as a SAR.

(dd)
“Shares” means the Company’s shares of common stock, par value of $0.0001 per share.

(ee)
“Stock Option” means an option granted pursuant to the Plan to purchase Shares, whether designated as an Incentive Stock Option or a Nonqualified Stock Option.

(ff)
“Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Code Section 424(f).

(gg)
“Substitute Award” has the meaning set forth in Section 3(d).

3.
Awards.

(a)
Award Types.   The Plan permits the grant of Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and Other Stock-Based Awards.

(b)
Award Agreements.   Awards shall be evidenced by Award Agreements (which need not be identical) in such forms as the Administrator may from time to time approve; provided, however, that in the event of any conflict between the provisions of the Plan and any such Award Agreements, the provisions of the Plan shall prevail.

(c)
Date of Grant.   The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator, consistent with Applicable Laws. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

(d)
Substitute Awards.   In connection with an entity’s merger or consolidation with the Company,

any Subsidiary, or the Company’s or any Subsidiary’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Plan Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided below in Section 4(b), (c), or (d) below), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under Section 4(e). Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan (so long as not adopted in contemplation of such acquisition or combination), the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan, and shall not reduce the Plan Share Limit (and Shares available for Awards under the Plan as provided below in Section 4(b), (c), or (d) below); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.
4.
Shares Available for Awards.

(a)
Basic Limitation.   Subject to the provisions of Section 14, the maximum aggregate number of Shares that may be issued under the Plan is                  1 (the “Plan Share Limit”). The Shares subject to the Plan may be authorized, but unissued, or reacquired shares.

(b)
Awards Not Settled in Shares Delivered to Participant.   Upon payment in Shares pursuant to the exercise or settlement of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if the Shares are tendered or withheld to satisfy any tax withholding obligations, the number of the Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan, although such Shares shall not again become available for issuance as Incentive Stock Options.

(c)
Cash-Settled Awards.   Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash.

(d)
Lapsed Awards.   If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if the Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(e)
Code Section 422 Limitations.   No more than [       ]2 Shares (subject to adjustment pursuant to Section 14) may be issued under the Plan upon the exercise of Incentive Stock Options.

(f)
Non-Employee Director Award Limit.   Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding Non-Employee Director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all

1
17% of the aggregate number of Shares of Common Stock issued and outstanding immediately after the Closing (as calculated after giving effect to the Redemption).

2
The ISO limit will be the same as the overall Plan Share Limit.

equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $750,000 for such Service Provider’s first year of service as a Non-Employee Director and $500,000 for each year thereafter. For clarity, a Non-Employee Director may receive additional equity-based and cash-based Awards for other additional services provided to the Company that are unrelated to service as a Non-Employee Director.
(g)
Share Reserve.   The Company, during the term of the Plan, shall at all times keep available such number of Shares authorized for issuance as will be sufficient to satisfy the requirements of the Plan.

5.
Administration.   The Plan will be administered by the Administrator.

(a)
Powers of the Administrator.   Subject to the provisions of the Plan, the Administrator will have the authority, in its discretion to:

(i)
determine Fair Market Value;

(ii)
select the Service Providers to whom Awards may be granted;

(iii)
determine the type or types of Awards to be granted to Participants under the Plan and number of the Shares to be covered by each Award;

(iv)
approve forms of Award Agreements for use under the Plan;

(v)
determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting criteria or Periods of Restriction, any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi)
construe and interpret the terms of the Plan, any Award Agreement, and Awards granted pursuant to the Plan;

(vii)
prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable tax laws;

(viii)
modify or amend each Award (subject to Section 18(c)), including (A) the discretionary authority to extend the post-termination exercisability period of Awards and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(ix)
allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of the Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x)
authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi)
allow a Participant to defer the receipt of the payment of cash or the delivery of the Shares that would otherwise be due to such Participant under an Award, subject to compliance (or exemption) from Code Section 409A;

(xii)
determine whether Awards will be settled in cash, Shares, other securities, other property, or in any combination thereof;

(xiii)
determine whether Awards will be adjusted for dividend equivalents;

(xiv)
create Other Stock-Based Awards for issuance under the Plan;

(xv)
impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any securities issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xvi)
make all other determinations and take any other action deemed necessary or advisable for administering the Plan and due compliance with Applicable Laws, stock market or exchange rules or regulations or accounting or tax rules or regulations.

(b)
Repricing.   The Administrator may, without shareholder approval, (i) amend an outstanding Stock Option or SAR Award to reduce the exercise price of the Award, (ii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for cash or other awards for the purpose of repricing the Award, or (iii) cancel, exchange, or surrender an outstanding Stock Option or SAR in exchange for an option or SAR with an exercise price that is less than the exercise price of the original Award.

(c)
Section 16.   To the extent desirable to qualify transactions hereunder as exempt under Exchange Act Rule 16b-3, the transactions contemplated hereunder will be approved by the entire Board or a committee of two or more Non-Employee Directors.

(d)
Delegation of Authority.   Except to the extent prohibited by Applicable Laws, the Administrator may delegate to one or more officers of the Company some or all of its authority under the Plan, including the authority to grant all types of Awards, in accordance with Applicable Law (except that such delegation shall not apply to any Award for a Participant then covered by Section 16 of the Exchange Act), and the Administrator may delegate to one or more committees of the Board (which may consist solely of one Director) some or all of its authority under this Plan, including the authority to grant all types of Awards, in accordance with Applicable Law. Such delegation may be revoked at any time. The acts of such delegates shall be treated as acts of the Administrator, and such delegates shall report regularly to the Administrator regarding the delegated duties and responsibilities and any Awards granted.

(e)
Effect of Administrator’s Decision.   The Administrator’s decisions, determinations, and interpretations will be final and binding on all persons, including Participants and any other holders of Awards.

6.
Eligibility.   The Administrator has the discretion to select any Service Provider to receive an Award, although Incentive Stock Options may be granted only to Employees. Designation of a Participant in any year shall not require the Administrator to designate such person to receive an Award in any other year or, once designated, to receive the same type or amount of Award as granted to the Participant in any other year. The Administrator shall consider such factors as it deems pertinent in selecting Participants and in determining the type and amount of their respective Awards.

7.
Stock Options.   The Administrator, at any time and from time to time, may grant Stock Options under the Plan to Service Providers. Each Stock Option shall be subject to such terms and conditions consistent with the Plan as the Administrator may impose from time to time, subject to the following limitations:

(a)
Exercise Price.   The per share exercise price for Shares to be issued pursuant to exercise of a Stock Option will be determined by the Administrator, but shall be no less than 100% of the Fair Market Value per Share on the date of grant, subject to Section 7(e). Notwithstanding the foregoing, in the case of a Stock Option that is a Substitute Award, the exercise price for Shares subject to such Stock Option may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Sections 424 and 409A.

(b)
Exercise Period.   Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that no Stock Option shall be exercisable later than ten (10) years after the date it is granted. Stock Options shall terminate at such earlier times and upon such conditions or circumstances as the Administrator shall in its discretion set forth in such Award Agreement at the date of grant; provided, however, the Administrator may, in its sole discretion, later waive any such condition.

(c)
Payment of Exercise Price.   To the extent permitted by Applicable Laws, the Participant may pay the Stock Option exercise price by:

(i)
cash;

(ii)
check;

(iii)
surrender of other Shares which meet the conditions established by the Administrator to avoid adverse accounting consequences to the Company (as determined by the Administrator);

(iv)
if approved by the Administrator, as determined in its sole discretion, by a broker-assisted cashless exercise in accordance with procedures approved by the Administrator, whereby payment of the exercise price may be satisfied, in whole or in part, with Shares subject to the Stock Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price;

(v)
if approved by the Administrator for a Nonqualified Stock Option, as determined in its sole discretion, by delivery of a notice of “net exercise” to the Company, pursuant to which the Participant shall receive the number of Shares underlying the Stock Option so exercised reduced by the number of Shares equal to the aggregate exercise price of the Stock Option divided by the Fair Market Value on the date of exercise;

(vi)
such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii)
any combination of the foregoing methods of payment.

(d)
Exercise of Stock Option.

(i)
Procedure for Exercise.   Any Stock Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. A Stock Option may not be exercised for a fraction of a Share. Exercising a Stock Option in any manner will decrease the number of Shares thereafter available for purchase under the Stock Option, by the number of Shares as to which the Stock Option is exercised.

(ii)
Exercise Requirements.   A Stock Option will be deemed exercised when the Company receives: (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Option, and (B) full payment of the exercise price (including provision for any applicable tax withholding).

(iii)
Non-Exempt Employees.   If a Stock Option is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Stock Option will not be first exercisable for any Shares until at least six (6) months following the date of grant of the Stock Option (although the Stock Option may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (A) if such non-exempt Employee dies or suffers a Disability, (B) upon a Change in Control in which such Stock Option is not assumed, continued, or substituted, or (C) upon the Participant’s retirement (as such term may be defined in the Participant’s Award Agreement, in another agreement between the Participant and the Company, or, if no such definition, in accordance with the then current employment policies and guidelines of the Company or employing Subsidiary), the vested portion of any Stock Option may be exercised earlier than six (6) months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of a Stock Option will be exempt from the Participant’s regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting, or issuance of any Shares under any other Award will be exempt from the employee’s regular rate of pay, the provisions of this Section 7(d)(iii) will apply to all Awards and are hereby incorporated by reference into such Award Agreements.
(iv)
Termination of Relationship as a Service Provider.   If a Participant ceases to be a Service Provider, the Participant may exercise the Stock Option within such period of time as is specified in the Award Agreement to the extent that the Stock Option is vested on the date of termination (but in no event later than the expiration of the term of such Stock Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Stock Option will remain exercisable for three (3) months (or twelve (12) months in the case of termination on account of Disability or death) following the Participant’s termination. If a Participant commits an act of Cause, all vested and unvested Stock Options shall be forfeited as of such date. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to a Stock Option, the Shares covered by the unvested portion of the Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan. If after termination, the Participant does not exercise a Stock Option as to all of the vested Shares within the time specified by the Administrator, the Stock Option will terminate, and remaining Shares covered by such Stock Option will be forfeited and will revert to the Plan and again will become available for grant under the Plan.

(v)
Extension of Exercisability.   A Participant may not exercise a Stock Option at any time that the issuance of Shares upon such exercise would violate Applicable Laws. Except as otherwise provided in the Award Agreement, if a Participant ceases to be a Service Provider for any reason other than for Cause and, at any time during the last thirty (30) days of the applicable post-termination exercise period: (A) the exercise of the Participant’s Stock Option would be prohibited solely because the issuance of Shares upon such exercise would violate Applicable Laws, or (B) the immediate sale of any Shares issued upon such exercise would violate the Company’s trading policy, then the applicable post-termination exercise period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term.

(vi)
Beneficiary.   If a Participant dies while a Service Provider, the Stock Option may be exercised following the Participant’s death by the Participant’s designated beneficiary, provided such beneficiary has been designated and received by the Administrator prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been properly designated by the Participant, then such Stock Option may be exercised by the personal representative of the Participant’s estate or by the persons to whom the Stock Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution.

(vii)
Shareholder Rights.   Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent or depositary of the Company), no right to vote or receive dividends or any other rights as a shareholder will exist with respect to the Shares, notwithstanding the exercise of the Stock Option. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 14 or the applicable Award Agreement.

(e)
Incentive Stock Option Limitations.

(i)
Each Stock Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonqualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company, its Parent, or any Subsidiary) exceeds $100,000, such Stock Options will be treated as Nonqualified Stock Options. For purposes of this Section 7(e)(i), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Stock Option is granted.

(ii)
In the case of an Incentive Stock Option, the term will be ten (10) years from the date of grant or such shorter term as may be provided in the Award Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns shares representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Parent, or any Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(iii)
No Stock Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the shareholders of the Company in a manner intended to comply with the shareholder approval requirements of Code Section 422(b)(1), provided that any Stock Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Stock Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained.

(iv)
In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Code Section 422. If for any reason a Stock Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Stock Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

8.
Stock Appreciation Rights.   The Administrator, at any time and from time to time, may grant SARs to Service Providers. Each SAR shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)
SAR Award Agreement.   Each SAR Award will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)
Number of Shares.   The Administrator will have complete discretion to determine the number of Shares subject to any SAR Award.

(c)
Exercise Price and Other Terms.   The per share exercise price for the Shares that will determine the amount of the payment to be received upon exercise of a SAR will be determined by the Administrator and will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing, in the case of a SAR that is a Substitute Award, the exercise price for Shares subject to such SAR may be less than the Fair Market Value per Share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Code Sections 424 and 409A. Otherwise, the Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d)
Expiration of Stock Appreciation Rights.   A SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 7(d) relating to the maximum term and exercise also will apply to SARs.

(e)
Payment of Stock Appreciation Right Amount.   Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i)
The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii)
The number of Shares with respect to which the SAR is exercised.

(f)
Payment Form.   At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares, other securities, or other property of equivalent value, or in some combination thereof.

(g)
Tandem Awards.   Any Stock Option granted under this Plan may include tandem SARs (i.e., SARs granted in conjunction with an Award of Stock Options under this Plan). The Administrator also may award SARs to a Service Provider independent of any Stock Option.

9.
Restricted Stock.   The Administrator, at any time and from time to time, may grant Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine, subject to the following limitations:

(a)
Restricted Stock Agreement.   Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction and the applicable restrictions, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Restricted Stock may be awarded in consideration for (i) cash, check, bank draft or money order payable to the Company, (ii) past services to the Company, its Parent, or any Subsidiary, or (iii) any other form of legal consideration (including future services) that may be acceptable to the Administrator, in its sole discretion, and permissible under Applicable Laws.

(b)
Removal of Restrictions.   Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent, unless the Administrator determines that Restricted Stock will be held by the Company as escrow agent until the restrictions on such Restricted Stock have lapsed. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(c)
Voting Rights.   During the Period of Restriction, a Participant holding Restricted Stock may exercise the voting rights applicable to those restricted Shares, unless the Administrator determines otherwise.

(d)
Dividends and Other Distributions.   During the Period of Restriction, a Participant holding Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Restricted Stock unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, such Shares will be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid.

(e)
Transferability.   Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(f)
Return of Restricted Stock to Company.   On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will be forfeited and will revert to the Company and again will become available for grant under the Plan.

10.
Restricted Stock Units (RSUs).   The Administrator, at any time and from time to time, may grant RSUs under the Plan to Service Providers. Each RSU shall be subject to such terms and conditions, consistent with the Plan, as the Administrator may impose from time to time, subject to the following limitations:

(a)
RSU Award Agreement.   Each Award of RSUs will be evidenced by an Award Agreement that will specify the terms, conditions, and restrictions related to the grant, including the number of RSUs and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(b)
Vesting Criteria and Other Terms.   The Administrator will set vesting criteria in its discretion,

which, depending on the extent to which the criteria are met, will determine the number of RSUs that will be paid out to the Participant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment or Service), or any other basis determined by the Administrator in its discretion.
(c)
Earning Restricted Stock Units.   Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as determined by the Administrator. Notwithstanding the foregoing, at any time after the grant of RSUs, the Administrator, in its sole discretion, may reduce or waive any vesting criteria that must be met to receive a payout.

(d)
Form and Timing of Payment.   Payment of earned RSUs will be made as soon as practicable after the date(s) determined by the Administrator and set forth in the Award Agreement. The Administrator, in its sole discretion, may settle earned RSUs in cash, Shares, other securities, other property, or a combination of both.

(e)
Voting and Dividend Equivalent Rights.   The holders of RSUs shall have no voting rights as the Company’s shareholders. Prior to settlement or forfeiture, RSUs awarded under the Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one Share while the RSU is outstanding. Dividend equivalents may be converted into additional RSUs. Settlement of dividend equivalents may be made in the form of cash, Shares, other securities, other property, or in a combination of the foregoing. Prior to distribution, any dividend equivalents shall be subject to the same conditions and restrictions as the RSUs to which they attach.

(f)
Cancellation.   On the date set forth in the Award Agreement, all unearned RSUs will be forfeited to the Company.

11.
Other Stock-Based Awards.   Other Stock-Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock-Based Awards shall be made, the amount of such Other Stock-Based Awards, and all other conditions of the Other Stock-Based Awards including any dividend and/or voting rights.

12.
Vesting.

(a)
Vesting Conditions.   Each Award may or may not be subject to vesting, a Period of Restriction, and/or other conditions as the Administrator may determine. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. Vesting conditions may include Service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. An Award Agreement may provide for accelerated vesting upon certain specified events.

(b)
Performance Criteria.   The Administrator may establish performance-based conditions for an Award which may be based on the attainment of specific levels of performance of the Company (and/or one or more Subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Subsidiaries as a whole or any business unit(s) of the Company and/or one or more Subsidiaries or any combination thereof, as the Administrator may deem appropriate, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Administrator also has the authority to provide for accelerated vesting of any Award based on the achievement of performance criteria specified in this paragraph. Any performance criteria that are financial metrics, may be determined in accordance with United States Generally Accepted Accounting Principles (“GAAP”) or may be adjusted when established to include or exclude any items otherwise includable or excludable under GAAP.
(c)
Default Vesting.   Unless otherwise set forth in an individual Award Agreement, each Award shall vest over a three (3) year period, with one-third (1/3) of the Award vesting on the first annual anniversary of the date of grant and the remaining portion vesting quarterly thereafter.

(d)
Leaves of Absence.   Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any Employee’s unpaid leave of absence and will resume on the date the Employee returns to work on a regular schedule as determined by the Administrator; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or the employing Subsidiary, although any leave of absence not provided for in the applicable employee manual of the Company or employing Subsidiary needs to be approved by the Administrator, or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company or employing Subsidiary is not so guaranteed, then three (3) months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for federal tax purposes as a Nonqualified Stock Option.

(e)
In the event a Service Provider’s regular level of time commitment in the performance of services for the Company, its Parent, or any Subsidiary is reduced (for example, and without limitation, if the Service Provider is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Award to the Service Provider, the Administrator has the right in its sole discretion to (i) make a corresponding reduction in the number of Shares subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Service Provider will have no right with respect to any portion of the Award that is so reduced or extended.

13.
Non-Transferability of Awards.   Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, except to the Participant’s estate or legal representative, and may be exercised, during the lifetime of the Participant, only by the Participant, although the Administrator, in its discretion, may permit Award transfers for purposes of estate planning or charitable giving. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

14.
Adjustments; Dissolution or Liquidation; Change in Control.

(a)
Adjustments.   In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 4. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b)
Dissolution or Liquidation.   In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise an Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Shares covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously vested and, if applicable, exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c)
Change in Control.

(i)
In the event of a Change in Control, each outstanding Award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation.

(ii)
In the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in and have the right to exercise the Award as to all of the Shares, including those as to which it would not otherwise be vested or exercisable, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If a Stock Option is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Stock Option shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Stock Option shall terminate upon the expiration of such period.

(iii)
For the purposes of this Section 14(c), the Award shall be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether shares, cash, or other securities or property) received in the Change in Control by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common shares of the acquiring or successor corporation or its parent, the Administrator may, with the consent of the acquiring or successor corporation, provide for the consideration to be received, for each Share subject to the Award, to be solely common shares of the acquiring or successor corporation or its parent equal in fair market value to the per share consideration received by holders of Shares in the Change in Control. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Shares in connection with the Change in Control is delayed as a result of escrows, earn outs, holdbacks, or any other contingencies. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or the acquiring or successor corporation modifies any of such performance goals without the Participant’s consent; provided, however, that a modification to such performance goals only to reflect the acquiring or successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.
15.
Taxes.

(a)
General.   It is a condition to each Award under the Plan that a Participant or such Participant’s successor shall make such arrangements that may be necessary, in the opinion of the Administrator or the Company, for the satisfaction of any federal, state, local, or foreign withholding tax obligations that arise in connection with any Award granted under the Plan. The Company shall not be required to issue any Shares or make any cash payment under the Plan unless such obligations are satisfied.

(b)
Share Withholding.   To the extent that Applicable Laws subject a Participant to tax withholding obligations, the Administrator may permit such Participant to satisfy all or part of such obligations by having the Company, its Parent, or a Subsidiary withhold all or a portion of any Share that otherwise would be issued to such Participant or by surrendering all or a portion of any Share that the Participant previously acquired. Such Share shall be valued on the date withheld or surrendered. Any payment of taxes by assigning Shares to the Company, its Parent, or a Subsidiary may be subject to restrictions, including any restrictions required by the Securities and Exchange Commission, accounting, or other rules.

(c)
Discretionary Nature of Plan.   The benefits and rights provided under the Plan are wholly discretionary and, although provided by the Company, do not constitute regular or periodic payments. Unless otherwise required by Applicable Laws, the benefits and rights provided under the Plan are not to be considered part of a Participant’s salary or compensation or for purposes of calculating any severance, resignation, redundancy or other end of service payments, vacation, bonuses, long-term service awards, indemnification, pension or retirement benefits, or any other payments, benefits, or rights of any kind.

(d)
Code Section 409A.   Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Code Section 409A and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Administrator. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Code Section 409A, the Award will be granted, paid, settled, or deferred in a manner that will meet the requirements of Code Section 409A, such that the grant, payment, settlement, or deferral will not be subject to the additional tax or interest applicable under Code Section 409A.

(e)
Deferral of Award Settlement.   The Administrator, in its discretion, may permit selected Participants to elect to defer distributions of Restricted Stock or RSUs in accordance with procedures established by the Administrator to assure that such deferrals comply with applicable requirements of the Code. Any deferred distribution, whether elected by the Participant or specified by the Award Agreement or the Administrator, shall comply with Code Section 409A, to the extent applicable.

(f)
Limitation on Liability.   Neither the Company, nor its Parent, nor any Subsidiary, nor any person serving as Administrator shall have any liability to a Participant in the event an Award held by the Participant fails to achieve its intended characterization under applicable tax law.

16.
No Rights as a Service Provider.   Neither the Plan, nor an Award Agreement, nor any Award shall confer upon a Participant any right with respect to continuing a relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company, its Parent, or any Subsidiary to terminate such relationship at any time, with or without cause.

17.
Recoupment Policy.   All Awards granted under the Plan, all amounts paid under the Plan and all Shares issued under the Plan shall be subject to recoupment, clawback, or recovery by the Company in accordance with Applicable Laws and with Company policy (whenever adopted) regarding said Applicable Laws, whether or not such policy is intended to satisfy the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Sarbanes-Oxley Act, or other Applicable Laws, as well as any implementing regulations and/or listing standards.

18.
Amendment and Termination.

(a)
Amendment and Termination.   The Board may at any time amend, alter, suspend, or terminate the Plan. The Administrator may, to the extent consistent with the terms of any applicable Award Agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively.

(b)
Shareholder Approval.   The Company may obtain shareholder approval of any Plan amendment to the extent necessary or, as determined by the Administrator in its sole discretion, desirable to comply with Applicable Laws, including any amendment that (i) increases the number of Shares available for issuance under the Plan or (ii) changes the persons or class of persons eligible to receive Awards.

(c)
Effect of Amendment or Termination.   No amendment, alteration, suspension, or termination of the Plan or any Award or Award Agreement will materially impair the rights of any Participant with respect to outstanding Awards, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19.
Conditions Upon Issuance of Shares.

(a)
Legal Compliance.   Shares will not be issued pursuant to an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b)
Investment Representations.   As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required or desirable.

20.
Severability.   Notwithstanding any contrary provision of the Plan or an Award Agreement, if any one or more of the provisions (or any part thereof) of this Plan or an Award Agreement shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award Agreement, as applicable, shall not in any way be affected or impaired thereby.

21.
Inability to Obtain Authority.   The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22.
Shareholder Approval.   The Plan will be subject to approval by the shareholders of the Company within twelve (12) months after the date the Plan is adopted. Such shareholder approval will be obtained in the manner and to the degree required under Applicable Laws. All Awards hereunder are contingent on approval of the Plan by shareholders. Notwithstanding any other provision of this Plan, if the Plan is not approved by the shareholders within twelve (12) months after the date the Plan is adopted, the Plan and any Awards hereunder shall be automatically terminated.

23.
Choice of Law.   The Plan will be governed by and construed in accordance with the internal laws of the State of Delaware, without reference to any choice of law principles.

24.
Effective Date.

(a)
The Plan shall be effective as of                     , 20  , the date on which the Plan was adopted by the Board and the Company’s shareholders (the “Effective Date”).

(b)
Unless terminated earlier under Section 18, this Plan shall terminate on               , 20  , ten years after the Effective Date.

Annex F
October 26, 2023
Board of Directors of Mars Acquisition Corp
c/o Mr. Karl Brenza CEO
Americas Tower
1177 Ave of the Americas, Ste 5100
New York, NY 10036
To the Board of Directors:
Network 1 Financial Securities, Inc. (referred to herein as “Network 1” or “we,” “us,” or “our”) has been engaged by Mars Acquisition Corp (“MARS” or the “Company”) for the benefit of, and to advise the board of directors, (the “Board”) in connection with the consideration by the Board of a possible acquisition of ScanTech Identification Beam Systems, LLC (“ScanTech “ or the “Acquired Business”) in accordance with the terms of the draft Merger Agreement, and Plan of Reorganization, dated by, and among MARS, ScanTech, and certain other parties and dated August 20, 2023 (the “Merger Agreement”). We have been engaged to perform a fairness analysis, from a financial point of view, of the purchase price to be paid by the Company, for the Acquired Business, as set forth in our Engagement Letter dated July 25, 2023. This letter shall serve as our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the purchase price to be paid by the Company, for the Acquired Business, in accordance with that Agreement.
We are advised, that the Transaction will be consummated as set forth in the Merger Agreement. We understand that the Transaction is expected to close (the “Closing”) by January 31, 2024 (the “Transaction Date”). We are further advised that the Transaction consists of a business combination between the Company, and ScanTech, and pursuant to which the Company, in effect, will acquire ScanTech, pursuant to the Merger Agreement of (a) all of the outstanding common stock of ScanTech into shares of the common stock of the surviving company (the “Surviving Company” and the “Common Stock,” respectively) and (b) all of the outstanding options to purchase ScanTech common stock into options to acquire Common Stock (the “Surviving Company Options”). The value of the shares of Common Stock issued at the Closing under clause (a) above and the value of the shares of Common Stock underlying the Surviving Company Options under clause (b) above, are valued under the Merger Agreement at a per share amount equal to $9.87 (the “Parent Per Share Value”) and consist of (a) an initial consideration of One Hundred and Ten Million dollars ($110,000,000) payable in the form of the issuance of 11,144,883 shares of the Company’s common stock (the “Initial Shares”) and (b) a potential earn out (the “Earn Out”) of up to 10% of the Combined Public Company’s outstanding shares, at closing, (the “Earn Out Shares”).
We have assumed, with your approval, that the fair value of each share of Common Stock, to be issued in the Transaction, (whether at the Closing, or pursuant to the exercise of Surviving Company Options) is equivalent to, the Parent Per Share Value, and we have not performed any separate analysis regarding the fair value of the Transaction Shares. We have determined the Purchase price to be the Initial consideration Shares, multiplied by the Parent Per Share Value
We acknowledge that as part of the Transaction, certain ScanTech employees may engage in agreements with the surviving entity, and equity may be set aside for issuance through stock bonus arrangements. However, our Opinion does not assess the fairness of these agreements, or stock bonus arrangements. Furthermore, we are aware that the Company may make commitments regarding future financing or funding for the Acquired Business in connection with the Transaction. Our Opinion does not assign any value to these commitments. Additionally, we understand that the Transaction may entail alterations in the rights, privileges, and preferences of the Company’s shareholders, as well as changes in the composition of the Company’s management, and board of directors. We have not conducted an analysis, or provided an opinion,

F-1

on the fairness of these changes in rights, privileges, and preferences, or the modifications to the composition of the Company’s management and board of directors. We also do not express an opinion on the fairness of any fees, compensation, or consideration paid to any individuals, except for the fairness, from a financial perspective, of the Purchase Price to the Company.
We have been tasked with providing advice to the Board regarding the fairness, from a financial point of view, of the Purchase Price that the Company will pay, in the Transaction, through the issuance of common stock of the Surviving Company, to ScanTech’ s shareholders, and potentially option holders. Our mandate does not extend to rendering an opinion on the fairness of the Purchase Price to any other individual, or entity, apart from the Board. Our engagement does not constitute serving as the financial advisor to the Board. We were not involved in the negotiation, or structuring, of the Transaction, the Letter of Intent (LOI), or the Merger Agreement. Furthermore, we were not engaged for fundraising activities related to the Company, ScanTech, or the Transaction, nor did we provide advice on such fundraising endeavors. Our role does not encompass consideration of non-financial aspects of the Transaction, or exploration of alternative courses of action available to the Board, or the Company.
In determining fair value, we focused exclusively on ScanTech’ s enterprise value, immediately prior to the Transaction Date, without considering any potential effects, whether positive or negative, arising from the Transaction. Additionally, we have not considered the dilution impact of the issuance of common stock on the equity holders of the Company. Our role in providing this opinion has been as an independent valuation consultant, and not in the capacity of a fiduciary, financial advisor, or investment advisor to the Board, the Company, the shareholders of the Company, the shareholders of ScanTech, or any other individual or entity. We have not acted as a broker/dealer in this matter.
In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:
•
Conducted management interview with ScanTech Founder/CEO. Topics addressed included, but were not limited to, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition, and various other topics related to business operations.

•
ScanTech ‘s audited historical financial statements for the years ended December 31, 2021 to December 31, 2022, and six (6) months ended June 30, 2023;

•
Projections for ScanTech for fiscal years ending December 31, 2023 to December 31, 2028;

•
The LOI;

•
The Draft Merger Agreement;

•
Patents;

•
Public Comparisons;

•
Other information, and analyses as we deemed appropriate.

We have relied upon the accuracy, and completeness, of the financial, and supplemental information, provided by, or on behalf of the Board, the Company, or ScanTech. We have also obtained additional information from public sources, or from private sources, which we believe to be dependable. We have not conducted any independent valuation, or appraisal, of any specific assets of the Company, or ScanTech, or any appraisal, or estimate, of any specific liabilities of the Company. With respect to the projections and financial forecasts relating to ScanTech, we have assumed, with your consent, that such projections, and financial forecasts, have been reasonably prepared and reflect the best currently available estimates, and judgments of the management of ScanTech, as to the future financial performance of the company and that the management of the Surviving Company will be able to execute on the business plan underlying such projections. We assume no responsibility for such projections, or financial forecasts, or the assumptions on which they are based.
This Opinion has been prepared exclusively for the Board, in the context of its deliberations on the Transaction. It should not be relied upon by any other individual, or entity, for any other purpose. Our

F-2

Opinion does not serve as a recommendation to the Board, the shareholders of the Company, the shareholders of ScanTech, or any other individual or entity concerning any actions that the Board, the shareholders of the Company, the shareholders of ScanTech, or any other individual, or entity, should undertake in connection with the Transaction, or any of its aspects. Our opinion does not assess the merits of the Transaction, the Board’s decision to participate in the Transaction, or the relative merits of any alternative options that may be available to the Company. This Opinion addresses only the Purchase Price, and does not address any other aspect of the Transaction.
Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the Company, to ScanTech, in the Transaction, in the form of the issuance of the common shares of the Surviving Company, to the equity holders of ScanTech, as provided in the Merger Agreement, is fair to the Company from a financial point of view.
Very truly yours,
Network 1 Financial Securities, Inc.
/s/ Network 1 Financial Securities, Inc.

F-3

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.
Indemnification of Directors and Officers.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.
Pubco’s amended and restated certificate of incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Pubco’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, Pubco expects to enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements will require Pubco, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.
Item 21.
Exhibits and Financial Statement Schedules.

The following exhibits are filed as part of this Registration Statement:
Exhibit No.	Description
2.1***	Business Combination Agreement dated as of September 5, 2023, by and among Mars Acquisition Corp., ScanTech AI Systems Inc., Mars Merger Sub I Corp., Mars Merger Sub II LLC, ScanTech Identification Beam Systems, LLC, and Dolan Falconer (included as Annex A to the proxy statement/prospectus/consent solicitation).
3.1***	Plan of Merger (included as Annex B to the proxy statement/prospectus/consent solicitation).
3.2***	Amendment to Amended and Restated Memorandum and Articles of Association of Mars Acquisition Corp.
3.3***	Amended and Restated Memorandum and Articles of Association of Mars Acquisition Corp.
3.4***	Form of Proposed Amended and Restated Certificate of Incorporation of ScanTech AI Systems Inc., to become effective upon the Business Combination (included as Annex C to the proxy statement/prospectus/consent solicitation).
3.5***	Form of Proposed Bylaws of ScanTech AI Systems Inc., to become effective upon the Business Combination (included as Annex D to the proxy statement/prospectus/consent solicitation).
4.1***	Specimen Unit Certificate of Mars Acquisition Corp.
4.2***	Specimen Ordinary Share Certificate of Mars Acquisition Corp.
4.3***	Specimen Right Certificate of Mars Acquisition Corp.
4.4***	Form of Right Agreement between Continental Stock Transfer & Trust Company and Mars Acquisition Corp.
4.5**	Specimen Common Stock Certificate of ScanTech AI Systems Inc.
5.1**	Opinion of VCL Law LLP.
8.1**	Tax opinion of VCL Law LLP.
10.1***	Form of Lock-Up Agreement, dated as of September 5, 2023, by and among Mars Acquisition Corp., ScanTech AI Systems Inc. and each security holder of Scan Tech Identification Beam Systems, LLC party thereto.

Exhibit No.	Description
10.2***	Sponsor Voting and Support Agreement, dated as of September 5, 2023, by and among Mars Acquisition Corp., ScanTech Identification Beam Systems, LLC, Mars Capital Holding Corporation, and certain holders of the Mars’ securities party thereto
10.3***	Insider Letter Amendment, dated as of September 5, 2023, by and among Mars Acquisition Corp., ScanTech AI Systems Inc., Mars Capital Holding Corporation and certain other parties
10.4***	Prepaid Forward Purchase Agreement, dated as of September 5, 2023, by and among Mars Acquisition Corp., ScanTech AI Systems Inc., ScanTech Identification Beam Systems, LLC, and RiverNorth SPAC Arbitrage Fund, L.P.
10.5***	Form of 2023 Equity Incentive Plan of ScanTech AI Systems Inc. (included as Annex E to the proxy statement/prospectus/consent solicitation)
10.6**	Form of Director and Officer Indemnification Agreement
10.7**	Form of Consulting Agreement between Karl Brenza and ScanTech AI Systems Inc.
10.8***	Form of Non-Redemption Agreement
10.9***	Cooperative Research and Development Agreement, dated November 6, 2019, between ScanTech and The Department of Homeland Security
10.10***	License Agreement, dated June 1, 2011, between ScanTech and ScanTech/IBS IP Holding Company, LLC
10.11***	Consulting Agreement, dated June 1, 2018, between ScanTech and Dolan P. Falconer
10.12***	Employment Agreement, dated June 1, 2011, between ScanTech and Alfred R. Forbes IV
10.13***	Employment Agreement, dated June 1, 2011, between ScanTech and Christopher Green
10.14***	Employment Agreement, dated June 1, 2011, between ScanTech and Marion “Chip” Starns V
10.15***	First Amendment, dated June 1, 2011, to Employment Agreement between ScanTech and Marion “Rocky” Starns IV
10.16***	Distribution Agreement, dated September 11, 2023, between ScanTech and Visiontec Systems
23.1**	Consent of Freed Maxick CPAs, P.C.
23.2**	Consent of UHY LLP
23.3**	Consent of VCL Law LLP (included as part of Exhibit 5.1 and Exhibit 8.1)
23.4**	Consent of Network 1 Financial Securities, Inc.
24.1***	Power of Attorney (contained on the signature page to this registration statement)
99.1***	Consent of Karl Brenza to be named as a Director Nominee
99.2***	Consent of James Jenkins to be named as a Director Nominee
99.3***	Consent of Dolan Falconer to be named as a Director Nominee
99.4***	Fairness Opinion of Network 1 Financial Securities, Inc. (included as Annex F to the proxy statement/prospectus/consent solicitation)
99.5**	Form of Proxy Card (included as Annex G to the proxy statement/prospectus/consent solicitation)
107**	Filing Fee Table

+
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). ScanTech AI Systems Inc. agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

*
Submitted herewith.

**
To be filed by amendment.

***
Previously filed.

Item 22.
Undertakings

The undersigned registrant hereby undertakes as follows:
(a) (1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);
(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(1)   That, for the purpose of determining any liability under the Securities Act, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(2)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(3)   That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(4)   That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(5)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(6)   That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(b)   The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(c)   The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 20, 2024.
SCANTECH AI SYSTEMS INC.
By:

Name:
Karl Brenza

Title:
Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:
Name	Position	Date
	Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer and Principal Financial Officer)	[•], 2024

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Karl Brenza his true and lawful attorney-in-fact, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments including post-effective amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute, each acting alone, may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
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By:
/s/

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